As filed with the Securities and Exchange Commission on June 2, 2006
Registration No. 333-133513

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EPIX PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2835	04-3030815
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

161 First Street
Cambridge, Massachusetts 02142
(617) 250-6000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Andrew C.G. Uprichard, M.D.
President and Chief Operating Officer
EPIX Pharmaceuticals, Inc.
161 First Street
Cambridge, Massachusetts 02142
(617) 250-6000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

William T. Whelan, Esq. Daniel T. Kajunski, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000	Michael G. Kauffman, M.D., Ph.D. Predix Pharmaceuticals Holdings, Inc. 4 Maguire Road Lexington, Massachusetts 02421 (781) 372-3260	Lawrence S. Wittenberg, Esq. Edward A. King, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/ prospectus.
      If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date (i) until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or (ii) until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/ prospectus is not complete and may be changed. The securities being offered by the use of this joint proxy statement/ prospectus may not be issued until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement and prospectus is a part, is declared effective. This joint proxy statement/ prospectus is not an offer to sell these securities nor a solicitation of any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY
SUBJECT TO COMPLETION, DATED JUNE 2, 2006
ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
       The boards of directors of EPIX Pharmaceuticals, Inc. (“EPIX”) and Predix Pharmaceuticals Holdings, Inc. (“Predix”) have approved a merger combining EPIX and Predix.
      If the merger is consummated, Predix will be merged with and into a wholly-owned subsidiary of EPIX. The terms of the merger agreement provide for the issuance of shares of EPIX common stock to Predix stockholders in exchange for all of the outstanding shares of Predix. At the effective time of the merger, EPIX stockholders will retain approximately 53%, and the former Predix stockholders will own approximately 47%, of the outstanding shares of EPIX’s common stock as more fully described in the joint proxy statement/ prospectus. EPIX will also assume all of Predix’s stock options and warrants outstanding at the time of the merger. In addition, EPIX will make a milestone payment of $35 million to Predix stockholders, option holders and warrant holders upon the occurrence of certain events. EPIX may elect to make the milestone payment in cash or in shares of EPIX common stock, to the extent that the aggregate amount of EPIX common stock as a result of such milestone payment does not exceed 49.99% of the outstanding shares of EPIX common stock immediately after such milestone payment, when combined with all shares of EPIX common stock issued in the merger and issuable upon exercise of all Predix options and warrants assumed by EPIX in the merger. EPIX common stock is listed on The NASDAQ National Market under the symbol “EPIX.” On June 1, 2006, the last trading day before the date of this joint proxy statement/ prospectus, the closing sale price of EPIX common stock was $3.78 per share. The merger is intended to qualify for federal income tax purposes as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended.
      Stockholders of EPIX will be asked, at EPIX’s annual meeting of stockholders, among other proposals, to approve the merger, to approve an amendment to EPIX’s restated certificate of incorporation and to approve the issuance of shares of EPIX common stock to the stockholders of Predix in the merger. Stockholders of Predix will be asked, at Predix’s special meeting of stockholders, to approve and adopt the merger agreement and to approve the merger.
      The dates, times and places of the special meetings are as follows:

For EPIX stockholders: , 2006 10:00 a.m., local time Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111	For Predix stockholders: , 2006 9:00 a.m., local time Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109
      This joint proxy statement/ prospectus provides you with information about EPIX, Predix and the proposed merger. You may obtain other information about EPIX and Predix from documents filed with the Securities and Exchange Commission. We encourage you to carefully read the entire joint proxy statement/ prospectus.

Andrew C.G. Uprichard, M.D. President and Chief Operating Officer EPIX Pharmaceuticals, Inc.	Michael G. Kauffman, M.D., Ph.D. Chief Executive Officer Predix Pharmaceuticals Holdings, Inc.
       FOR A DISCUSSION OF SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING AT THE STOCKHOLDER MEETINGS, SEE “RISK FACTORS” BEGINNING ON PAGE 20.
       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THE EPIX COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED WHETHER THIS JOINT PROXY STATEMENT/ PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      This joint proxy statement/ prospectus is dated                     , 2006, and is first being mailed to stockholders of EPIX and Predix on or about                     , 2006.
      THIS JOINT PROXY STATEMENT/ PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

ADDITIONAL INFORMATION
      This joint proxy statement/prospectus incorporates important business and financial information about EPIX and Predix from other documents that are not included in or delivered with the joint proxy statement/ prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/ prospectus by requesting them in writing or by telephone or over the Internet from the appropriate company at one of the following addresses:

EPIX Pharmaceuticals, Inc.
Attn: Investor Relations
161 First Street
Cambridge, Massachusetts 02142
(617) 250-6000
E-mail: ahedison@epixpharma.com
      Or:

Predix Pharmaceuticals Holdings, Inc.
Attn: Investor Relations
4 Maguire Road
Lexington, Massachusetts 02421
(781) 372-3260
E-mail: investors@predixpharm.com
      IF YOU WOULD LIKE TO REQUEST ANY DOCUMENTS, PLEASE DO SO BY                     , 2006, THE DATE THAT IS FIVE BUSINESS DAYS BEFORE THE ANNUAL AND SPECIAL MEETINGS, IN ORDER TO RECEIVE THEM BEFORE THE ANNUAL AND SPECIAL MEETINGS.
      See “Where You Can Find More Information” beginning on page 233.

EPIX Pharmaceuticals
161 First Street
Cambridge, Massachusetts 02142
(617) 250-6000
NOTICE OF ANNUAL MEETING OF EPIX STOCKHOLDERS
TO BE HELD ON                         , 2006
To the Stockholders of EPIX Pharmaceuticals, Inc:
      On behalf of the board of directors of EPIX Pharmaceuticals, Inc, a Delaware corporation, we are pleased to deliver this joint proxy statement/ prospectus for the proposed merger combining EPIX and Predix Pharmaceuticals Holdings, Inc., a Delaware corporation. An annual meeting of stockholders of EPIX will be held on                          , 2006 at 10:00 a.m., local time, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts, 02111 for the following purposes:

1. To consider and vote upon the issuance of shares of EPIX common stock in the merger as contemplated by the Agreement and Plan of Merger, dated as of April 3, 2006, by and among EPIX Pharmaceuticals, Inc., EPIX Delaware, Inc., a wholly-owned subsidiary of EPIX, and Predix Pharmaceuticals Holdings, Inc., and approve the merger of Predix Pharmaceuticals Holdings, Inc. with and into EPIX Delaware, Inc.;

2. To approve an amendment to EPIX’s amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 40,000,000 shares to 100,000,000 shares, representing an additional 60,000,000 shares, which is necessary to provide EPIX with sufficient authorized shares of common stock to issue in connection with the merger and is described in the joint proxy statement/ prospectus;

3. To elect two directors for a three-year term to expire at the 2009 annual meeting of stockholders; provided, however, that, if the merger is completed, the EPIX board of directors will consist of the nine persons identified in the joint proxy statement/ prospectus;

4. To ratify the selection of Ernst & Young LLP as EPIX’s independent registered public accounting firm for the fiscal year ending December 31, 2006;

5. To consider and vote on a proposal to approve the adjournment of the annual meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the annual meeting to approve Proposal Nos. 1 and 2; and

6. To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.
      The board of directors of EPIX has fixed June 28, 2006 as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof. Only holders of record of shares of EPIX common stock at the close of business on the record date are entitled to notice of, and to vote at, the annual meeting. At the close of business on the record date, EPIX had                      shares of common stock outstanding and entitled to vote.
      Your vote is important. The affirmative vote of the holders of a majority of the shares present at the EPIX annual meeting is required for approval of Proposal Nos. 1, 4, 5 and 6 above. The affirmative vote of the holders of a majority of the outstanding common stock on the record date is required for approval of Proposal No. 2. The affirmative vote of a plurality of the votes cast at the EPIX annual meeting is required for approval of Proposal No. 3. Even if you plan to attend the annual meeting in person, we request that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the annual meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of Proposal Nos. 1 through 6. If you fail to return your proxy card, the effect will be a vote against the adoption of Proposal No. 2 and your shares will not be counted for purposes of determining whether a quorum is present at the annual meeting. If you do attend the EPIX annual meeting and wish to vote in person, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,

Andrew C.G. Uprichard, M.D.
President and Chief Operating Officer
EPIX Pharmaceuticals, Inc.

Cambridge, Massachusetts
                    , 2006

      THE EPIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF EPIX COMMON STOCK IN THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ISSUANCE. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF EPIX COMMON STOCK IN THE MERGER AND APPROVE THE MERGER.
      THE EPIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN AMENDMENT TO EPIX’S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 40,000,000 SHARES TO 100,000,000 SHARES, WHICH REPRESENTS AN ADDITIONAL 60,000,000 SHARES, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AMENDMENT. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE AN AMENDMENT TO EPIX’S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 40,000,000 SHARES TO 100,000,000 SHARES. THE APPROVAL OF PROPOSAL NO. 2 IS NECESSARY TO ENABLE EPIX TO ISSUE THE REQUIRED NUMBER OF SHARES OF EPIX COMMON STOCK TO PREDIX STOCKHOLDERS, OPTION HOLDERS AND WARRANT HOLDERS IN CONNECTION WITH THE MERGER.
      THE EPIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ELECTION OF TWO DIRECTORS FOR A THREE-YEAR TERM TO EXPIRE AT THE 2009 ANNUAL MEETING OF STOCKHOLDERS IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO ELECT TWO DIRECTORS FOR A THREE-YEAR TERM TO EXPIRE AT THE 2009 ANNUAL MEETING OF STOCKHOLDERS; PROVIDED, HOWEVER, THAT, IF THE MERGER IS COMPLETED, THE EPIX BOARD OF DIRECTORS WILL CONSIST OF THE NINE PERSONS IDENTIFIED IN THE ACCOMPANYING JOINT PROXY STATEMENT/ PROSPECTUS
      THE EPIX BOARD OF DIRECTORS HAS DETERMINED THAT THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS EPIX’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH RATIFICATION. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS EPIX’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006.
      THE EPIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT ADJOURNING THE EPIX ANNUAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO ADJOURN THE EPIX ANNUAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2.

4 Maguire Road
Lexington, Massachusetts 02421
(781) 372-3260
NOTICE OF SPECIAL MEETING OF PREDIX STOCKHOLDERS
TO BE HELD ON                         , 2006
To the Stockholders of Predix Pharmaceuticals Holdings, Inc.:
      On behalf of the board of directors of Predix Pharmaceuticals Holdings, Inc., a Delaware corporation, we are pleased to deliver this joint proxy statement/ prospectus for the proposed merger combining EPIX Pharmaceuticals, Inc. and Predix. A special meeting of stockholders of Predix will be held on                          , 2006 at 9:00 a.m., local time, at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts, 02109 for the following purposes:

1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 3, 2006, by and among EPIX Pharmaceuticals, Inc., EPIX Delaware, Inc., a wholly-owned subsidiary of EPIX, and Predix Pharmaceuticals Holdings, Inc., and approve the merger of Predix Pharmaceuticals Holdings, Inc. with and into EPIX Delaware, Inc.;

2. To consider and vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement and to approve the merger; and

3. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.
      The board of directors of Predix has fixed June 28, 2006 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of Predix common stock and holders of record of shares of Predix preferred stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. Holders of Predix preferred stock vote on an as-converted to Predix common stock basis. At the close of business on the record date, Predix had outstanding and entitled to vote (a)                      shares of common stock and (b) 273,203,492 shares of preferred stock, consisting of 76,771,672 shares of Series AB preferred stock, which are convertible into 4,265,060 shares of Predix common stock and 196,431,820 shares of Series C preferred stock, which are convertible into 10,912,838 shares of Predix common stock.
      Your vote is important. The affirmative vote of the holders of: (a) a majority of the common stock and the preferred stock voting as a single class (on an as-converted to Predix common stock basis); (b) 60% of the preferred stock voting as a single class (on an as-converted to Predix common stock basis), and (c) 66 2/3% of the shares of the Series C preferred stock (on an as-converted to Predix common stock basis), in each case, outstanding on the record date, is required for approval of Proposal No. 1 above. The affirmative vote of the holders of a majority of the outstanding common stock and the preferred stock voting as a single class on an as-converted to Predix common stock basis on the record date is required for approval of Proposal Nos. 2 and 3 above. Even if you plan to attend the special meeting in person, we request that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the approval and adoption of the merger agreement and the approval of the merger and an adjournment of the Predix special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1. If you fail to return your proxy card, the effect will be a vote against the approval and adoption of the merger agreement and the approval of the merger and your shares will not be counted for purposes of determining whether a quorum is present at the Predix special meeting. If you do attend the Predix special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,

Michael G. Kauffman, M.D., Ph.D.
President and Chief Executive Officer
Predix Pharmaceuticals Holdings, Inc.
Lexington, Massachusetts
                    , 2006
      THE PREDIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, PREDIX AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER AND THE MERGER AGREEMENT. THE PREDIX BOARD OF DIRECTORS RECOMMENDS THAT PREDIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT AND TO APPROVE THE MERGER AND “FOR” PROPOSAL NO. 2 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NO. 1.

Page

EPIX ANNUAL MEETING PROPOSAL NO. 1 — APPROVAL OF THE ISSUANCE OF EPIX COMMON STOCK IN THE MERGER AND APPROVAL OF THE MERGER	224
EPIX ANNUAL MEETING PROPOSAL NO. 2 — AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED COMMON STOCK	225
EPIX ANNUAL MEETING PROPOSAL NO. 3 — ELECTION OF EPIX DIRECTORS	226
EPIX ANNUAL MEETING PROPOSAL NO. 4 — RATIFICATION OF SELECTION OF EPIX’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	227
EPIX ANNUAL MEETING PROPOSAL NO. 5 — APPROVAL OF POSSIBLE ADJOURNMENT OF ANNUAL MEETING	229
PREDIX SPECIAL MEETING PROPOSAL NO. 1 — APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER	230
PREDIX SPECIAL MEETING PROPOSAL NO. 2 — APPROVAL OF POSSIBLE ADJOURNMENT OF SPECIAL MEETING	231
EXPERTS	232
LEGAL MATTERS	232
STOCKHOLDER PROPOSALS	232
WHERE YOU CAN FIND MORE INFORMATION	233
INDEX TO FINANCIAL STATEMENTS	F-1

The following annexes also constitute part of this joint proxy statement/ prospectus:
Annex A Agreement and Plan of Merger	A-1
Annex B Form of Voting Agreement between EPIX Pharmaceuticals, Inc. and certain stockholders of Predix Pharmaceuticals Holdings, Inc.	B-1
Annex C Opinion of Needham & Company, LLC	C-1
Annex D Relevant Sections of the General Corporation Law of the State of Delaware	D-1
EX-5.1 OPINION OF MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
EX-8.1 OPINION OF MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
EX-8.2 OPINION OF GOODWIN PROCTOR LLP
EX-23.1 CONSENT OF ERNST & YOUNG LLP
EX-23.2 CONSENT OF ERNST & YOUNG LLP
EX-99.5 CONSENT OF PATRICK J. FORTUNE
EX-99.6 CONSENT OF FREDERICK FRANK
EX-99.7 CONSENT OF MICHAEL G. KAUFFMAN
EX-99.8 CONSENT OF IAN F. SMITH

QUESTIONS AND ANSWERS ABOUT THE MERGER
      The following section provides answers to frequently asked questions about the effect of the merger on the holders of EPIX common stock and Predix common stock, preferred stock, warrants and stock options. EPIX and Predix urge you to read carefully the remainder of this joint proxy statement/ prospectus, including the documents attached to this joint proxy statement/ prospectus, because the information in this section does not provide all the information that might be important to you regarding the merger and the other matters being considered at the EPIX annual meeting and the Predix special meeting.

Q:	Why are EPIX and Predix proposing the merger? (See pages 69 and 78)

A:	EPIX and Predix are proposing the merger because they believe the resulting combined company will be a stronger, more diverse company with more growth potential than either company would have separately.

EPIX and Predix believe that the merger may result in a number of benefits, including:

• a broader, more balanced portfolio of product candidates, with significant market potential;

• the opportunity for each company’s stockholders to participate in the potential growth of the combined company after the merger; and

• a seasoned management team and significant financial resources.

Q:	Why am I receiving this joint proxy statement/ prospectus?

A:	You are receiving this joint proxy statement/ prospectus because you have been identified as a stockholder of either EPIX or Predix, and thus you are entitled to vote at EPIX’s annual meeting or Predix’s special meeting, as the case may be. This document serves as both a joint proxy statement of EPIX and Predix, used to solicit proxies for the stockholder meetings, and as a prospectus of EPIX, used to offer shares of EPIX common stock in exchange for shares of Predix common stock and preferred stock pursuant to the terms of the merger agreement. This document contains important information about the merger and the stockholder meetings of EPIX and Predix, and you should read it carefully.

Q:	What will a Predix stockholder receive in exchange for Predix stock in the merger? (See pages 61 and 87)

A:	Each Predix stockholder will receive 1.239411 shares of EPIX common stock for each share of Predix common stock or preferred stock (on an as-converted to Predix common stock basis) that they own, and cash in lieu of fractional shares. We refer to this as the “exchange ratio.” In approving the merger agreement, the holders of Predix preferred stock will be agreeing to accept the merger consideration as set forth in the merger agreement in lieu of any liquidation preferences that they would be entitled to under the Predix restated certificate of incorporation, as amended, prior to the consummation of the merger.

In addition, EPIX will make a milestone payment to Predix stockholders, option holders and warrant holders in an aggregate amount of $35 million upon the occurrence of certain events. EPIX may elect to make the milestone payment in cash or shares of EPIX common stock, or any combination thereof. The milestone payment will be allocated and paid to each holder of Predix shares, options and warrants at the time of the merger, on a pro rata basis assuming that each Predix warrant and option (whether or not vested) was exercised in full immediately prior to the merger.

In no event will the shares of EPIX common stock issuable at the effective time of the merger, including the shares of EPIX common stock issuable upon exercise of Predix options and warrants assumed by EPIX in the merger, exceed 49.99% of the outstanding EPIX common stock immediately after the effective time of the merger. In addition, in no event may the milestone be paid in shares of EPIX common stock to the extent that such shares would exceed 49.99% of the outstanding shares of EPIX common stock immediately after such milestone payment, when combined with all shares of

v

EPIX common stock issued in the merger and issuable upon exercise of all Predix options and warrants assumed by EPIX in the merger.

Q: What events will trigger the milestone payment from EPIX? (See pages 61 and 87)

A:	Predix stockholders, option holders and warrant holders will receive the milestone payment within 90 days following the occurrence, as determined by the non-Predix members of the combined company’s board of directors, of any of the following events on or before June 30, 2008:

•	receipt of statistically significant final results from a randomized, placebo- or active comparator controlled, double-blinded Phase II or Phase III clinical trial of:

•	PRX-00023 for the treatment of generalized anxiety disorder, depression, attention-deficit hyperactivity disorder or other neuropsychiatric disorder with at least 100 patients;

•	PRX-03140 for the treatment of Alzheimer’s disease or other cognitive disorders with at least 60 patients;

•	PRX-08066 for the treatment of pulmonary artery hypertension, chronic obstructive pulmonary disease or a different indication with at least 60 patients;

•	PRX-07034 for the treatment of obesity, cognitive disorders or a different indication with at least 60 patients; or

•	entering into a strategic partnership for any Predix drug candidate, which provides milestone and research funding payments of more than $50 million, of which $20 million must be in unrestricted cash received by June 30, 2008 through non-refundable license fees, research funding payments, and/or premiums paid in connection with an equity investment by the strategic partner within 60 days following entry into the strategic partnership.

Q:	If triggered, when will the milestone payment be made? (See pages 61 and 87)

A:	The milestone payment will be paid within 90 days after the achievement of a milestone event, at the option of the non-Predix members of the combined company’s board of directors either:

•	in cash, shares of EPIX common stock or any combination thereof with the number of such shares to be issued determined based on the five-day average closing price of EPIX common stock on The NASDAQ National Market ending on the trading day that is ten days prior to the payment date; or

•	$20 million payable in accordance with the preceding bullet and $15 million payable on the date that is 12 months after the payment of the initial $20 million in shares of EPIX common stock, with the number of such shares to be issued determined based on 75% of the 30-day average closing price of EPIX common stock on The NASDAQ National Market ending on the trading day that is ten days prior to the payment date. If, as a result of the 49.99% limitation described below, the entire $15 million payment cannot be made in shares of EPIX common stock, the balance will be paid in cash plus interest calculated from the milestone payment date at the rate of 10% per year.

In no event may the milestone be paid in shares of EPIX common stock to the extent that such shares would exceed 49.99% of the outstanding shares of EPIX common stock immediately after such milestone payment, when combined with all shares of EPIX common stock issued in the merger and issuable upon exercise of all Predix options and warrants assumed by EPIX in the merger. Additionally, the milestone will be paid in cash to the holders of Predix options and warrants assumed by EPIX in the merger.

Q:	Who will be the directors of EPIX following the merger? (See page 101)

A:	Following the merger, the board of directors of EPIX will consist of nine members, of which five will be designated by EPIX and four will be designated by Predix. The following individuals are expected to comprise the EPIX board of directors after the merger:

Christopher F.O. Gabrieli, Chairman Patrick J. Fortune, Ph.D. Frederick Frank Michael Gilman, Ph.D. Michael G. Kauffman, M.D., Ph.D. Mark Leuchtenberger Gregory D. Phelps Ian F. Smith, CPA, ACA

In addition, the board of directors of EPIX after the merger is expected to have one additional member designated by EPIX who has not yet been identified.

Q:	Who will manage EPIX following the merger? (See page 101)

A:	Following the merger, the management team and key employees of EPIX will be comprised of certain key employees and members of both EPIX’s and Predix’s respective management teams prior to the merger and is expected to include the following individuals:

Name	Position in the Combined Company	Current Position

Michael G. Kauffman, M.D., Ph.D.	Chief Executive Officer and Director	Predix’s President and Chief Executive Officer
Andrew C.G. Uprichard, M.D.	President	EPIX’s President and Chief Operating Officer
Kimberlee C. Drapkin, CPA	Chief Financial Officer	Predix’s Chief Financial Officer
Oren Becker, Ph.D.	Chief Scientific Officer	Predix’s Chief Scientific Officer
Stephen R. Donahue M.D.	Vice President of Clinical & Regulatory Affairs	Predix’s Vice President of Clinical and Regulatory Affairs
Philip Graham, Ph.D.	Vice President of Product Management and Imaging	EPIX’s Vice President of Program Management
Thomas McMurry, Ph.D.	Vice President of Imaging Research	EPIX’s Vice President of Research
Silvia Noiman, Ph.D.	Senior Vice President of Pipeline Management, General Manager Israel	Predix’s Senior Vice President of Pipeline Management, General Manager Israel
Chen Schor, CPA	Chief Business Officer	Predix’s Chief Business Officer
Sharon Shacham, Ph.D.	Vice President of Preclinical Development and Product Leadership	Predix’s Vice President of Preclinical Development and Product Leadership
Brenda Sousa	Vice President of Human Resources	EPIX’s Vice President of Human Resources

Q:	What stockholder approval is needed to complete the merger? (See pages 56 and 59)

A:	To consummate the merger, EPIX stockholders must approve (a) the issuance of shares of EPIX common stock in the merger and approve the merger, which requires the affirmative vote of the holders of a majority of the shares present at the EPIX annual meeting, whether in person or by proxy, and (b) the amendment to EPIX’s restated certificate of incorporation increasing the number of authorized shares of EPIX common stock, which requires the affirmative vote of the holders of a majority of the outstanding shares of EPIX common stock as of the record date. In addition, Predix stockholders must vote to approve and adopt the merger agreement and to approve the merger, which requires the affirmative vote of the holders of: (a) a majority of the Predix common stock and preferred stock voting as a single class (on an as-converted to Predix common stock basis); (b) 60% of the Predix preferred stock voting as a single class (on an as-converted to Predix common stock basis), and (c) 66 2/3 % of the shares of Predix Series C preferred stock (on an as-converted to Predix common stock basis), in each case, outstanding on the record date for the Predix special meeting.

In addition to obtaining stockholder approval, each of the other closing conditions set forth in the merger agreement must be satisfied or waived. For a more complete description of the closing conditions under the merger agreement, we urge you to read the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” on page 95 of this joint proxy statement/ prospectus.

Q:	What do I need to do now? (See pages 54 and 58)

A:	After carefully reading and considering the information contained in and incorporated into this joint proxy statement/ prospectus, please submit your proxy card according to the instructions on the enclosed proxy card as soon as possible. If you do not submit a proxy card or attend the special meeting and vote in person, your shares will not be represented or voted at the meeting.

Q:	Will the merger trigger the recognition of gain or loss for U.S. federal income tax purposes for Predix stockholders? (See page 81)

A:	The closing of the merger is conditioned upon the receipt by Predix and EPIX of opinions that the merger will constitute a reorganization for U.S. federal income tax purposes. Assuming the merger does constitute a reorganization, subject to the limitations and qualifications described in “The Merger — Material United States Federal Income Tax Consequences of the Merger,” each Predix stockholder generally will recognize gain, but not loss, for federal income tax purposes under the installment method at the time of any cash milestone payment in the aggregate amount equal to the lesser of (a) the amount of cash such Predix stockholder receives in the merger or (b) the amount, if any, by which the sum of (i) the fair market value of any EPIX common stock such Predix stockholder receives, and (ii) the amount of cash such Predix stockholder receives in the merger, exceeds such Predix stockholder’s adjusted tax basis in its shares of Predix common stock or preferred stock, as applicable, and will be required to include the amount of the gain in such stockholder’s gross income for federal income tax purposes for the year in which the holder receives the cash milestone payment attributable to the gain. Under the installment method, a Predix stockholder will not recognize any gain in the merger until any cash milestone payment is made. However, a Predix stockholder electing out of the application of the installment method will be required to recognize gain at the closing in the amount equal to the lesser of (a) the fair market value of the milestone payment obligation such Predix stockholder receives in the merger or (b) the amount, if any, by which the sum of (i) the fair market value of any EPIX common stock such Predix stockholder receives, and (ii) the fair market value of the milestone payment obligation such Predix stockholder receives, exceeds such Predix stockholder’s adjusted tax basis in its shares of Predix stock surrendered in the merger. Any cash received in lieu of a fractional share of EPIX common stock will be treated separately for federal income tax purposes. The tax consequences to Predix stockholders will depend on each stockholder’s own circumstances. Each Predix stockholder should consult with his, her or its tax advisor for a full understanding of the tax consequences of the merger to that stockholder.

Q:	How does the EPIX Board of Directors recommend that I vote?

A:	After careful consideration, the EPIX board of directors recommends that EPIX stockholders vote:

• “FOR” Proposal No. 1 to approve the issuance of shares of EPIX common stock in the merger and approve the merger;

• “FOR” Proposal No. 2 to approve an amendment to EPIX’s amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 40,000,000 shares to 100,000,000 shares;

• “FOR” Proposal No. 3 to elect two directors for a three-year term to expire at the 2009 annual meeting of stockholders; provided, however, that if the merger is completed, the EPIX board of directors will consist of the nine persons identified in this joint proxy statement/ prospectus;

• “FOR” Proposal No. 4 to ratify the selection of Ernst & Young LLP as EPIX’s independent registered public accounting firm for the fiscal year ending December 31, 2006; and

•	“FOR” Proposal No. 5 to adjourn the annual meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

Q:	How does the Predix Board of Directors recommend that I vote?

A:	After careful consideration, the Predix board of directors recommends that Predix stockholders vote:

•	“FOR” Proposal No. 1 to approve and adopt the merger agreement and to approve the merger; and

•	“FOR” Proposal No. 2 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

Q:	What risks should I consider in deciding whether to vote in favor of the share issuance, approval of the merger and the amendment to EPIX’s restated certificate of incorporation or the approval and adoption of the merger agreement?

A:	You should carefully review the section of this joint proxy statement/ prospectus entitled “Risk Factors” beginning on page 20, which sets forth certain risks and uncertainties related to the merger and risks and uncertainties to which the combined company’s business will be subject, including the individual businesses of each of EPIX and Predix.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions?

A:	If you are an EPIX stockholder, the failure to return your proxy card or otherwise provide proxy instructions could be a factor in establishing a quorum for the annual meeting of EPIX stockholders. In addition, the failure to return your proxy card or otherwise provide instructions will have the same effect as voting against Proposal No. 2, the amendment of EPIX’s restated certificate of incorporation to increase the authorized shares of EPIX common stock, the approval of which is necessary to enable EPIX to issue shares of EPIX common stock to Predix stockholders, option holders and warrant holders in connection with the merger. If you are a Predix stockholder, the failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting against the approval and adoption of the merger agreement and the approval of the merger, and could be a factor in establishing a quorum for the special meeting of Predix stockholders.

Q:	May I vote in person?

A:	If your shares of EPIX common stock on the record date are registered directly in your name with EPIX’s transfer agent you are considered, with respect to those shares, the stockholder of record, and the proxy materials and proxy card are being sent directly to you by EPIX. If you are an EPIX stockholder of record, you may attend the annual meeting of EPIX stockholders to be held on , 2006 and vote your shares in person, rather than signing and returning your proxy card or otherwise providing proxy instructions. Each Predix stockholder on the record date is a stockholder of record and may attend the special meeting of Predix stockholders to be held on , 2006 and vote your shares in person, rather than signing and returning your proxy card or otherwise providing proxy instructions. All EPIX and Predix stockholders are requested to return their proxy cards, even if they intend to vote in person.

Q:	May I change my vote after I have provided proxy instructions?

A:	Yes. You may change your vote at any time before your proxy is voted at either the annual meeting of EPIX stockholders or the special meeting of Predix stockholders. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can submit new proxy instructions either on a new proxy card and if you are an EPIX stockholder also, by telephone or via the Internet. Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares of EPIX common stock, you must follow directions received from your broker to change those instructions.

Q:	Have any Predix stockholders entered into lock-up agreements?

A:	EPIX expects to obtain lock-up agreements from the officers, directors and certain stockholders of Predix covering an aggregate of approximately 8,772,286 Predix shares (on an as-converted to Predix common stock basis), or approximately 54% of Predix’s outstanding shares, which agreements prohibit the sale, transfer, pledge or other disposition with respect to EPIX common stock for up to 180 days following the consummation of the merger as follows: (a) one-third (1/3) of such holder’s restricted shares will be released from the lock-up after the 90th day following the consummation of the merger; (b) an additional one-third (1/3) of such holder’s restricted shares will be released from the lock-up after the 120th day following the consummation of the merger; and (c) the remaining one-third (1/3) of such holder’s restricted shares will be released from the lock-up after the 180th day following the consummation of the merger.

In addition, prior to the closing, EPIX expects to obtain affiliate agreements from the holders of approximately 9,049,530 Predix shares (on an as-converted to Predix common stock basis), representing approximately 56% of Predix outstanding shares (on an as-converted to Predix common stock basis) as of such date. These agreements prohibit the sale, transfer or other disposition with respect to EPIX’s common stock in violation of the Securities Act of 1933, as amended, or the rules and regulations thereunder.

Q:	Have any EPIX stockholders entered into lock-up agreements?

A:	Yes. The chairman of the board of directors of EPIX, Christopher F.O. Gabrieli, has agreed to enter into the same lock-up agreement as certain Predix stockholders with respect to his shares of EPIX common stock.

Q:	Will Predix stockholders be able to trade the EPIX common stock that they receive in the merger? (See page 85)

A:	EPIX and Predix anticipate that the EPIX common stock to be received by stockholders of Predix in the merger will be listed for trading on The NASDAQ National Market under the symbol “EPIX.” Subject to the lock-up agreements discussed herein, all shares of EPIX common stock issued to Predix stockholders, other than Predix stockholders who are deemed to be affiliates of Predix, will be freely tradable following the merger. EPIX has agreed to file a registration statement with respect to these shares of EPIX common stock to be issued in the merger to persons who are deemed to be affiliates of Predix. As a result, these shares will also be freely tradable upon the effectiveness of this registration statement, subject only to certain prospectus delivery requirements and the terms of the lock-up agreements described herein, if applicable.

Q:	Who is paying for this proxy solicitation?

A:	EPIX and Predix are conducting this proxy solicitation and will bear the cost of soliciting proxies, including the preparation, assembly, printing and mailing of this joint proxy statement/ prospectus, the proxy card and any additional information furnished to stockholders of EPIX and Predix. EPIX may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding proxy and solicitation materials to beneficial owners.

Q:	When do you expect the merger to be completed?

A:	EPIX and Predix are working to complete the merger as quickly as possible. EPIX and Predix expect to complete the merger by the end of July 2006.

Q:	Should Predix stockholders send in their stock certificates now? (See page 89)

A:	No. After the merger is completed, EPIX will send you written instructions for exchanging your Predix stock certificates for EPIX stock certificates.

x

Q:	Whom should I call with questions? (See page 233)

A:	If you are an EPIX stockholder and would like additional copies, without charge, of this joint proxy statement/ prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:
       EPIX Pharmaceuticals, Inc.
       Attn: Investor Relations
       161 First Street
       Cambridge, Massachusetts 02142
       (617) 250-6000
       E-mail: ahedison@epixpharma.com
       If you are a Predix stockholder and would like additional copies, without charge, of this joint proxy statement/ prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:
       Predix Pharmaceuticals Holdings, Inc.
       Attn: Investor Relations
       4 Maguire Road
       Lexington, Massachusetts 02421
       (781) 372-3260
       E-mail: investors@predixpharm.com

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS
      This summary highlights selected information from this joint proxy statement/ prospectus and may not contain all of the information that is important to you.
      You should carefully read this entire document and the other documents EPIX and Predix refer to for a more complete understanding of the merger. This summary and the balance of this document contain forward-looking statements about events that are not certain to occur, and you should not place undue reliance on those statements. Please carefully read “Cautionary Information Regarding Forward-Looking Statements” on page 19 of this document.
      This joint proxy statement/ prospectus contains trademarks, trade names, service marks and service names of EPIX, Predix and other companies.
The Companies (See pages 134 and 167)

EPIX Pharmaceuticals, Inc.
      EPIX is a pharmaceutical company focused on the discovery and development of innovative specialty pharmaceuticals for imaging that are designed to transform the diagnosis, treatment and monitoring of disease. Using its proprietary Target Visualization Technology, EPIX creates imaging agents targeted at the molecular level. These agents are designed to enable physicians to use magnetic resonance imaging, or MRI, to obtain detailed information about specific disease processes. MRI has been established as the imaging technology of choice for a broad range of applications, including the identification and diagnosis of a variety of medical disorders. MRI is safe, relatively cost-effective and provides three-dimensional images that enable physicians to diagnose and manage disease in a minimally invasive manner.
      EPIX’s principal executive offices are located at 161 First Street, Cambridge, Massachusetts 02142, and its telephone number is (617) 250-6000. EPIX’s website address is http://www.epixpharma.com. EPIX’s website is a factual reference and it is not intended to be an active link to the website, and the information contained in the website is not a part of this joint proxy statement/ prospectus.

EPIX Delaware, Inc.
      EPIX Delaware, Inc. is a wholly-owned subsidiary of EPIX that was recently incorporated in Delaware solely for the purpose of the merger. It does not conduct any business and has no material assets. Its principal executive offices have the same address and telephone number as EPIX set forth above.

Predix Pharmaceuticals Holdings, Inc.
      Predix is a privately-held pharmaceutical company focused on the discovery and development of novel, highly selective, small-molecule drugs that target G-Protein Coupled Receptors and ion channels. Predix has progressed four drug candidates into clinical trials, one of which commenced a Phase I clinical trial on June 2, 2006, and has five additional programs in pre-clinical development or discovery. Predix is expecting to complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder, for its lead drug candidate, PRX-00023, and receive initial data for this trial in the second half of 2006. Predix completed a Phase IIa clinical trial of PRX-00023 in this indication in July 2005. Predix has two other clinical-stage drug candidates that have completed Phase I clinical trials: PRX-03140 for the treatment of Alzheimer’s disease that is expected to enter Phase II clinical trials in the second half of 2006, and PRX-08066 for the treatment of two types of pulmonary hypertension, which are pulmonary hypertension associated with chronic obstructive pulmonary disease that is expected to enter Phase II clinical trials in the second half of 2006, and pulmonary arterial hypertension. In addition, on June 2, 2006, Predix commenced a Phase I clinical trial of its PRX-07034 drug candidate for the treatment of obesity and cognitive impairment (associated with Alzheimer’s disease or schizophrenia).

      Predix’s principal executive offices are located at 4 Maguire Road, Lexington, Massachusetts 02421, and its telephone number is (781) 372-3260. Predix’s website address is http://www.predixpharm.com. Predix’s website is a factual reference and it is not intended to be an active link to the website, and the information contained in the website is not a part of this joint proxy statement/ prospectus.

The Combined Company
      At the effective time of the merger, EPIX stockholders will retain approximately 53% of the outstanding stock of the combined company, and the former Predix stockholders will own approximately 47% of the outstanding stock of the combined company, based on the number of shares of EPIX common stock and Predix common stock and preferred stock outstanding as of the date of the merger agreement. EPIX will also assume all outstanding Predix options and warrants in the merger. The combined company’s board of directors is expected to consist of five directors designated by EPIX and four Predix directors designated by Predix. In addition, the management team of the combined company will consist of certain current members of both EPIX and Predix. Predix’s principal executive office is expected to be the combined company’s executive principal office.
Risks Associated with the Merger and the Combined Company, EPIX and Predix (See page 20)
      The merger poses a number of risks to each company and its respective stockholders. In addition, both EPIX and Predix’s businesses and industries are subject to various risks. These risks are discussed in detail under the caption “Risk Factors” beginning on page 20. You are encouraged to read and consider all of these risks carefully.
Stockholder Meetings

The EPIX Annual Meeting (See page 54)
      Time, Date and Place. The annual meeting of the stockholders of EPIX will be held on                     , 2006, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts, at 10:00 a.m., local time, to vote on Proposal No. 1 to approve the issuance of shares of EPIX common stock in the merger and approve the merger, Proposal No. 2 to approve an amendment to EPIX’s restated certificate of incorporation to increase the number of authorized shares of common stock from 40,000,000 shares to 100,000,000 shares, Proposal No. 3 to elect two directors for a three-year term to expire at the 2009 annual meeting of stockholders; provided, however, that, if the merger is completed, the EPIX board of directors will consist of the nine persons identified in this joint proxy statement/ prospectus, Proposal No. 4 to ratify the selection of Ernst & Young LLP as EPIX’s independent registered public accounting firm for the fiscal year ending December 31, 2006, and Proposal No. 5 to adjourn the annual meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.
      Record Date and Voting Power for EPIX. You are entitled to vote at the EPIX annual meeting if you owned shares of EPIX common stock at the close of business on June 28, 2006, the record date for the EPIX annual meeting. You will have one vote at the annual meeting for each share of EPIX common stock you owned at the close of business on the record date. There are                     shares of EPIX common stock entitled to vote at the annual meeting.
      EPIX Required Vote. The affirmative vote of the holders of a majority of the shares present at the EPIX annual meeting, whether in person or by proxy, is required for approval of Proposal Nos. 1, 4, 5 and 6 above. The affirmative vote of the holders of a majority of the outstanding shares of EPIX common stock on the record date is required for approval of Proposal No. 2. The affirmative vote of a plurality of the votes cast in person or by proxy at the EPIX annual meeting is required for approval of Proposal No. 3.

      Share Ownership of Management. As of June 28, 2006, the directors and executive officers of EPIX, together with their affiliates, beneficially owned approximately           % of the shares entitled to vote at the EPIX annual meeting.

The Predix Special Meeting (See page 58)
      Time, Date and Place. The special meeting of the stockholders of Predix will be held on                     , 2006, at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts, at 9:00 a.m., local time, to vote on Proposal No. 1 to approve and adopt the merger agreement and approve of the merger and Proposal No. 2 to adjourn the Predix special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.
      Record Date and Voting Power for Predix. You are entitled to vote at the Predix special meeting if you owned shares of Predix common stock or preferred stock at the close of business on June 28, 2006, the record date for the special meeting. You will have one vote at the special meeting for each share of Predix common stock you owned at the close of business on the record date. You will also have one vote at the special meeting for each share of Predix common stock issuable upon conversion of the shares of Predix preferred stock you owned at the close of business on the record date. There are                      shares of Predix common stock and 15,177,898 shares of Predix preferred stock (on an as-converted to Predix common stock basis) entitled to vote at the Predix special meeting.
      Predix Required Vote. The affirmative vote of the holders of (a) a majority of the Predix common stock and preferred stock voting as a single class (on an as-converted to Predix common stock basis), (b) 60% of the Predix preferred stock voting as a single class (on an as-converted to Predix common stock basis) and (c) 66 2/3 % of the shares of Predix series C preferred stock (on as as-converted to Predix common stock basis), in each case, outstanding on the record date, is required for approval of Proposal No. 1. The affirmative vote of the holders of a majority of the Predix common shares and preferred shares voting as a single class is required for approval of Proposal No. 2.
      Share Ownership of Management. As of June 28, 2006, the directors and executive officers of Predix, together with their affiliates, beneficially owned approximately           % of the shares of Predix common stock and preferred stock, on an as-converted Predix common stock basis, entitled to vote at the Predix special meeting. Stockholders of Predix beneficially owning approximately 40% of the outstanding voting stock of Predix have agreed to vote their shares in favor of the approval and adoption of the merger agreement and the approval of the merger. Certain of these stockholders are affiliated with directors of Predix.
Recommendation to Stockholders
      To EPIX Stockholders (See page 71). The EPIX board of directors has determined and believes that the issuance of shares of EPIX common stock in the merger and the merger are advisable to and in the best interest of EPIX and its stockholders. The EPIX board of directors recommends that the holders of EPIX common stock vote “FOR” Proposals No. 1 through 5 at the annual meeting of stockholders of EPIX.
      To Predix Stockholders (See page 80). The Predix board of directors has determined and believes that the merger is advisable to, and in the best interest of, Predix and its stockholders. The Predix board of directors recommends that the Predix stockholders vote “FOR” Proposals No. 1 and 2 at the special meeting of stockholders of Predix.
Fairness Opinion Received by EPIX (See page 72)
      Needham & Company, LLC delivered its opinion to the EPIX board of directors that, as of March 30, 2006, and based on and subject to the factors and assumptions set forth therein, the consideration to be paid by EPIX in the merger is fair to EPIX and the holders of EPIX common stock from a financial point of view.

      The full text of the written opinion of Needham & Company, LLC, dated March 30, 2006, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/ prospectus as Annex C. Needham & Company, LLC provided its opinion for the information and assistance of the EPIX board of directors in connection with its consideration of the merger. The written opinion of Needham & Company, LLC is not a recommendation as to how any holder of EPIX common stock should vote with respect to the issuance of shares of EPIX common stock in the merger, the approval of the merger or the amendment to EPIX’s restated certificate of incorporation. EPIX urges you to read the entire opinion of Needham & Company, LLC carefully.
Voting Agreements (See page 100)
      The following stockholders of Predix entered into voting agreements with EPIX on April 3, 2006: Caduceus Private Investment, L.P., UBS PW Juniper Crossover Fund, L.L.C., Hare and Company FAO: Finsbury Worldwide Pharma, Yozma II (Israel) L.P., Yozma Venture Capital Ltd, YVC-Yozma Management & Investments Ltd., as trustee for Yozma II (B.V.I.) L.P., PCM Venture Capital L.P., Yamanouchi Venture Capital and PA International Limited. These entities represent an aggregate of approximately 40% of the outstanding voting shares of Predix (on an as-converted to Predix common stock basis). Each has agreed in the voting agreements to vote all shares of Predix common stock and preferred stock beneficially owned by each as of the record date in favor of the approval and adoption of the merger agreement and the approval of the merger. Each also granted EPIX an irrevocable proxy to vote their shares of Predix common stock and preferred stock in favor of the adoption of the merger agreement and the approval of the merger. Certain of these stockholders are affiliated with directors of Predix.
Interests of EPIX’s Directors and Management (See page 85)
      Some directors and management of EPIX have interests in the merger that are different from, and in addition to, the interests of EPIX stockholders generally.
      Upon completion of the merger, Christopher F.O. Gabrieli, Michael Gilman, Ph.D., Mark Leuchtenberger and Gregory D. Phelps, each of whom is a current director of EPIX, are expected to remain members of the EPIX board of directors. In addition, certain executive officers and key employees of EPIX are expected to serve as executive officers or key employees of EPIX after the effective time of the merger and certain officers of EPIX will be entitled to bonuses upon completion of the merger and/or severance payments after completion of the merger.
      Upon completion of the merger and the issuance of EPIX common stock in the merger, the directors and officers of EPIX will collectively beneficially own approximately 1.4% of the outstanding stock of EPIX, calculated on the basis set forth under “EPIX Principal Stockholders.”
Interests of Predix’s Directors and Management (See page 86)
      Some directors and management of Predix have interests in the merger that are different from, and in addition to, the interests of Predix stockholders generally.
      Upon completion of the merger, Patrick J. Fortune, Ph.D, Frederick Frank, Michael G. Kauffman, M.D., Ph.D. and Ian F. Smith, CPA, ACA, each of whom is a current director of Predix, are expected to be members of the EPIX board of directors. In addition, certain executive officers and key employees of Predix are expected to serve as executive officers or key employees of EPIX at the effective time of the merger.
      Moreover, Mr. Frank, the Chairman of Predix’s board of directors, is also the Vice Chairman and a director of Lehman Brothers Inc., Predix’s financial advisor in connection with the merger. In connection with the merger, Lehman Brothers is entitled to a fee of $2.0 million from Predix, the entire amount of which is contingent upon consummation of the transaction.

      Certain of the stockholders of Predix who have entered into voting agreements with EPIX, agreeing to vote all of the shares beneficially owned by them in favor of approval and adoption of the merger agreement and approval of the merger, are affiliated with directors of Predix.
      Pursuant to the merger agreement, upon completion of the merger, the combined company will honor Predix’s existing obligations to indemnify its present and former directors, officers and employees to the same extent as provided in Predix’s certificate of incorporation, by-laws or any applicable contract or agreement. The certificate of incorporation and by-laws of the combined company will provide for the indemnification and limitation of liability to the same extent as set forth in Predix’s certificate of incorporation and by-laws and the combined corporation will indemnify and hold harmless each present and former director, officer or employee of Predix in respect of acts or omissions occurring prior to the completion of the merger, including in connection with the merger agreement and the transactions contemplated thereby.
      Upon completion of the merger and the issuance of EPIX common stock in the merger, the directors and officers of Predix will collectively beneficially own approximately 28.2% of the outstanding stock of EPIX, calculated on the basis set forth under “Predix Principal Stockholders.”
Completion and Effectiveness of the Merger (See pages 87 and 95)
      EPIX and Predix expect to complete the merger when all of the conditions to completion of the merger contained in the merger agreement have been satisfied or waived. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware.
      EPIX and Predix are working toward satisfying the conditions to the merger, and expect to complete the merger promptly following the stockholder meetings.
Restrictions on Solicitation of Alternative Transactions by EPIX and Predix (See page 91)
      EPIX and Predix have each agreed, and have further agreed to ensure that their representatives do not, prior to the consummation of the merger, directly or indirectly, solicit, encourage, have negotiations with respect to (including furnishing information) or take any action that could reasonably be expected to result in the initiation or submission of any inquiries, proposals or offers regarding, or approve, endorse or recommend, any acquisition, merger, take-over bid, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions. EPIX and Predix have also agreed to notify each other upon receipt of any alternative acquisition proposal or any inquiry that would reasonably be expected to lead to an alternative acquisition proposal, including the terms of the alternative acquisition proposal or inquiry and the identity of the person making the alternative acquisition proposal or inquiry. However, if EPIX or Predix receives an unsolicited bona fide written acquisition proposal that is a superior acquisition proposal prior to the EPIX annual meeting or Predix special meeting, respectively, then EPIX or Predix may provide nonpublic information to, and engage in discussions and negotiations with, the third party making the acquisition proposal so long as certain conditions are satisfied.
Conditions to the Completion of the Merger (See page 95)
      EPIX and Predix’s obligations to complete the merger are subject to certain conditions described under the heading “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 95.
Termination of the Merger Agreement and Payment of Certain Termination Fees (See pages 97 and 98)
      EPIX and Predix may terminate the merger agreement by mutual agreement and under certain other circumstances. EPIX and Predix have agreed that if the merger agreement is terminated under the circumstances described under “The Merger Agreement — Fees and Expenses” on page 98, a termination fee of $4.5 million may be payable by either EPIX or Predix to the other party upon the termination of the merger agreement.

United States Federal Tax Consequences of the Merger (See page 81)
      The closing of the merger is conditioned upon the receipt by EPIX and Predix of opinions that the merger will constitute a reorganization for U.S. federal income tax purposes. Please see the section entitled “The Merger — Material United States Federal Income Tax Consequences of the Merger” beginning on page 81 for more information regarding the tax consequences of the transaction. Determining the actual tax consequences of the merger to you may be complex and will depend on the facts of your own situation. You should consult your own tax advisors to fully understand the tax consequences to you of the merger, including estate, gift, state, local or non-U.S. tax consequences of the merger.
Accounting Treatment of the Merger (See page 80)
      EPIX, the acquirer, will account for the merger as a purchase.
Appraisal Rights (See page 84)
      Under Delaware law, Predix stockholders are entitled to appraisal rights in connection with the merger. Please see the section entitled “The Merger — Appraisal Rights” on page 84 for more information. As EPIX’s common stock is quoted on The NASDAQ National Market, EPIX stockholders will not be entitled to appraisal rights.
Exchange of Predix Stock Certificates (See page 89)
      Following the effective time of the merger, EPIX will cause a letter of transmittal to be mailed to all holders of Predix common stock and preferred stock containing instructions for surrendering their certificates. Certificates should not be surrendered until the letter of transmittal is received, fully completed and returned as instructed in the letter of transmittal.
Regulatory Approvals (See page 93)
      EPIX and Predix have made the required filings under the Hart-Scott Rodino Antitrust Improvement Act of 1976, as amended, or the HSR Act, with the Federal Trade Commission and the Department of Justice. On May 30, 2006, the waiting period under the HSR Act expired. However, the Federal Trade Commission or the Department of Justice, as well as a foreign regulatory agency or government, state or private person, may challenge the merger at any time before or after its completion. EPIX must also comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ National Market in connection with the issuance of shares of EPIX common stock in the merger and the filing of this joint proxy statement/ prospectus with the Securities and Exchange Commission.
Restrictions on the Ability to Sell EPIX Common Stock (See page 85)
      Subject to the lock-up agreements described in this joint proxy statement/ prospectus, all shares of EPIX common stock that Predix stockholders receive in connection with the merger will be freely transferable unless you are considered an affiliate of Predix for the purposes of the Securities Act of 1933, as amended, at the time the merger agreement is submitted to Predix stockholders for approval and adoption, in which case you will be permitted to sell the shares of EPIX common stock you receive in the merger only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act of 1933, as amended. The registration statement of which this joint proxy statement/ prospectus forms a part does not register the resale of stock received by affiliates of Predix in the merger. EPIX has agreed to file a registration statement with respect to the shares of EPIX common stock received by the affiliates of Predix. As a result, these shares will be freely transferable upon the effectiveness of the registration statement, subject only to certain prospectus delivery requirements and the terms of the lock-up agreements, if applicable.

Comparison of EPIX and Predix Stockholder Rights (see page 216)
      Upon completion of the merger, Predix stockholders will become stockholders of EPIX. The internal affairs of EPIX are governed by EPIX’s restated certificate of incorporation and amended and restated by-laws. The internal affairs of Predix are currently governed by Predix’s restated certificate of incorporation, as amended, and amended and restated by-laws. Due to differences between the governing documents of EPIX and Predix, the merger will result in Predix stockholders having different rights once they become EPIX stockholders.

EPIX SELECTED HISTORICAL FINANCIAL INFORMATION
      The following EPIX selected historical financial information is only a summary and you should read the following financial information together with “EPIX Management’s Discussion and Analysis of Financial Condition and Results of Operations” and EPIX’s financial statements and the notes thereto included elsewhere in this joint proxy statement/ prospectus.
      The following tables present EPIX’s selected statements of operations and balance sheet data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006. EPIX has derived the following statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 from EPIX’s audited financial statements which are included in this joint proxy statement/ prospectus. EPIX has derived the following consolidated statements of operations data for the three months ended March 31, 2005 and 2006 and the consolidated balance sheet data as of March 31, 2006 from EPIX’s unaudited consolidated financial statements which are included in this joint proxy statement/ prospectus. EPIX has derived the following statements of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 from EPIX’s audited financial statements, which are not included in this joint proxy statement/ prospectus. EPIX’s historical results for any prior period are not necessarily indicative of results to be expected for any future period.

						Three Months Ended
	Year Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$9,569	$12,270	$13,525	$12,259	$7,190	$2,086	$1,702
Operating loss	(18,841)	(22,816)	(21,083)	(20,111)	(24,802)	(6,191)	(4,919)
Loss before provision for income taxes	(18,156)	(22,098)	(20,714)	(20,281)	(24,269)	(6,256)	(4,484)
Provision for income taxes	1,092	94	80	100	42	—	44
Net loss	(19,248)	(22,191)	(20,795)	(20,381)	(24,311)	(6,256)	(4,527)
Weighted average common shares outstanding:
Basic and diluted	14,007	16,878	19,056	22,889	23,258	23,227	23,285
Net loss per share, basic and diluted	$(1.38)	$(1.31)	$(1.09)	$(0.89)	$(1.05)	$(0.27)	$(0.19)

	December 31,
						March 31,
	2001	2002	2003	2004	2005	2006

	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$24,966	$28,112	$79,958	$164,440	$124,728	$118,846
Working capital	8,277	12,364	57,011	136,653	113,098	109,229
Total assets	26,911	30,155	81,875	171,287	130,716	125,022
Long-term liabilities	12,844	7,829	4,331	101,210	100,756	100,699
Total stockholders’ equity (deficit)	(3,210)	5,887	54,157	41,382	17,833	14,131

PREDIX SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
      The following Predix selected historical financial information is only a summary and you should read the following financial information together with “Predix Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Predix’s consolidated financial statements and the notes thereto included elsewhere in this joint proxy statement/ prospectus.
      The following tables present Predix’s selected consolidated statements of operations and balance sheet data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006. Predix has derived the following consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 from Predix’s audited consolidated financial statements which are included in this joint proxy statement/ prospectus. Predix has derived the following consolidated statements of operations data for the three months ended March 31, 2005 and 2006 and the consolidated balance sheet data as of March 31, 2006 from Predix’s unaudited consolidated financial statements which are included in this joint proxy statement/ prospectus. Predix has derived the following consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 from Predix’s audited consolidated financial statements, which are not included in this joint proxy statement/ prospectus. Predix’s historical results for any prior period are not necessarily indicative of results to be expected for any future period.

						Three Months Ended
	Year Ended December 31,					March 31,

	2001	2002	2003(1)	2004	2005	2005	2006

	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$—	$551	$1,068	$13	$2,300	$153	$784
Operating loss(2)	(12,978)	(11,206)	(24,696)	(19,502)	(34,287)	(7,560)	(7,757)
Income tax benefit	—	258	—	—	—	—	—
Net loss	(11,189)	(11,241)	(24,560)	(19,392)	(33,703)	(7,417)	(7,721)

	As of December 31,
						March 31,
	2001	2002	2003	2004	2005	2006

	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$33,097	$21,976	$10,999	$13,813	$7,413	$7,939
Working capital (deficit)	31,713	21,671	9,409	11,798	1,314	(5,486)
Total assets	39,568	27,098	13,462	16,717	11,799	12,476
Capital lease obligations, net of current portion	50	32	219	127	109	100
Lease abandonment liability, net of current portion	—	—	1,331	1,068	1,109	1,056
Total stockholders’ equity (deficit)	37,623	26,140	9,906	12,470	1,248	(5,395)

(1)	In August 2003, Predix acquired all of the capital stock of Predix Pharmaceuticals Ltd., an Israeli corporation. The transaction was recorded as a purchase for accounting purposes and Predix’s consolidated statements of operations data include the operating results of Predix Pharmaceuticals Ltd. from the date of acquisition.

(2)	As a result of the acquisition of Predix Pharmaceuticals Ltd., Predix consolidated facilities and reduced headcount resulting in restructuring charges in 2003 of $5.4 million.

EPIX AND PREDIX

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements give effect to the merger of EPIX and Predix in a transaction to be accounted for as a purchase by EPIX. The unaudited pro forma condensed consolidated balance sheet combines the historical consolidated balance sheets of EPIX and Predix as of March 31, 2006, giving effect to the merger as if it occurred on March 31, 2006. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 and the three months ended March 31, 2006 give effect to the merger as if it occurred on January 1, 2005 and reflect only pro forma adjustments expected to have a continuing impact on the combined results.

These unaudited pro forma condensed consolidated financial statements are for informational purposes only. They do not purport to indicate the results that would have actually been obtained had the merger been completed on the assumed date or for the periods presented, or that may be realized in the future. To produce the unaudited pro forma financial information, EPIX preliminarily allocated the purchase price using its best estimates of fair value. These estimates are based on the most recently available information in preparing a preliminary value. To the extent there are significant changes to Predix’s business, the assumptions and estimates herein could change significantly. Furthermore, the parties may have reorganization and restructuring expenses as well as potential operating efficiencies as a result of combining the companies. The pro forma financial information does not reflect these potential expenses and efficiencies. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with “EPIX Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Predix Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical financial statements, including the related notes, of EPIX and the historical consolidated financial statements, including the related notes, of Predix, covering these periods, included elsewhere in this joint proxy statement/ prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of March 31, 2006

			Pro Forma	Note		Pro Forma
	EPIX	Predix	Adjustments	Reference		Combined

	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$75,964	$7,939	(6,602)	(G	)	$77,301
Marketable securities	42,882	—				42,882
Accounts receivable	95	—				95
Prepaid expenses and other current assets	480	2,196	(708)	(H	)	1,968

Total current assets	119,421	10,135	(7,310)			122,246
Restricted cash	—	934				934
Property and equipment, net	2,108	1,368				3,476
Other assets	3,493	39	(638)	(B	)	2,894

Total assets	$125,022	$12,476	(7,948)			$129,550

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$541	$3,456				$3,997
Accrued expenses	3,895	4,019	$2,139	(B	)	10,053
Contract advances	5,425	—				5,425
Current portion of deferred revenue	331	1,303				1,634
Current portion of capital lease obligations	—	61				61
Current portion of lease abandonment liability	—	180				180
Notes payable	—	6,602	(6,602)	(G	)	—

Total current liabilities	10,192	15,621	(4,463)			21,350
Accrued rent	—	483				483
Convertible debt	100,000					100,000
Capital lease obligations, net of current portion	—	100				100
Lease abandonment liability, net of current portion	—	1,056				1,056
Deferred revenue, net of current portion	699	611				1,310

Total liabilities	110,891	17,871	(4,463)			124,299

Stockholders’ equity:
Preferred stock	—	2,732	(2,732)	(C	)	—
Common stock	233	10	204	(A	)	437
			(10)	(C	)
Additional paid-in capital	198,104	120,983	81,023	(A	)	283,694
			4,567	(A	)
			(120,983)	(C	)
Accumulated other comprehensive income	(34)	—	—			(34)
Accumulated deficit	(184,172)	(129,120)	129,120	(C	)	(278,846)
			(708)	(H	)
			(93,966)	(D	)

Total stockholders’ equity (deficit)	14,131	(5,395)	(3,485)			5,251

Total liabilities and stockholders’ equity	$125,022	$12,476	$(7,948)			$129,550

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Three Months Ended March 31, 2006

			Pro Forma	Note		Pro Forma
	EPIX	Predix	Adjustments	Reference		Combined

	(In thousands, except per share data)
Revenues:
Product development revenue	$1,083	$597				$1,680
Royalty revenue	458	—				458
License fee revenue	162	187				349

Total revenues:	1,703	784	—			2,487
Costs and expenses:
Research and development	3,993	7,036	242	(F	)	11,271
General and administrative	2,338	1,475	60	(F	)	3,873
Restructuring	290	30				320

Total costs and expenses	6,621	8,541	302			15,464

Loss from operations	(4,918)	(7,757)	(302)			(12,977)
Other income (expense):
Investment income, net	1,304	42				1,346
Interest expense	(869)	(6)				(875)

Loss before provision for income tax	(4,483)	(7,721)	(302)			(12,506)
Provision for income tax	44	—	—			44

Net loss	$(4,527)	$(7,721)	(302)			$(12,550)

Amounts per common share:
Net loss per share, basic and diluted	$(0.19)					$(0.29)

Weighted average shares, basic and diluted	23,285		20,409	(E	)	43,694

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2005

			Pro Forma	Note		Pro Forma
	EPIX	Predix	Adjustments	Reference		Combined

	(In thousands, except per share data)
Revenues:
Product development revenue	$4,196	$1,737				$5,933
Royalty revenue	2,333	—				2,333
License fee revenue	661	563				1,224

Total revenues:	7,190	2,300	—			9,490
Costs and expenses:
Research and development	20,776	29,351	784	(F	)	50,911
General and administrative	10,244	7,031	196	(F	)	17,471
Restructuring	972	205				1,177

Total costs and expenses	31,992	36,587	980			69,559

Loss from operations	(24,802)	(34,287)	(980)			(60,069)
Other income (expense):
Investment income, net	4,146	614				4,760
Interest expense	(3,613)	(30)				(3,643)

Loss before provision for income tax	(24,269)	(33,703)	(980)			(58,952)
Provision for income tax	42	—	—			42

Net loss	$(24,311)	$(33,703)	(980)			$(58,994)

Amounts per common share:
Net loss per share, basic and diluted	$(1.05)					$(1.35)

Weighted average shares, basic and diluted	23,258		20,409	(E	)	43,667

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Transaction and Basis of Presentation
      On April 3, 2006, EPIX Pharmaceuticals, Inc. (“EPIX”) and Predix Pharmaceuticals Holdings, Inc. (“Predix”) signed an Agreement and Plan of Merger (the “Merger Agreement”) under which Predix will merge with and into EPIX Delaware, Inc., a wholly-owned subsidiary of EPIX, in a transaction to be accounted for as a purchase by EPIX. The assets and liabilities of Predix will be recorded as of the acquisition date at their estimated fair values. The reported consolidated financial condition and results of operations of EPIX after completion of the merger will reflect these values, but will not be restated retroactively to reflect historical consolidated financial position or results of operations of Predix. The transaction is expected to qualify as a reorganization within the meaning of Section 386(a) of the Internal Revenue Code. Under the terms of the merger agreement, each share of Predix common stock and preferred stock (on an as-converted to Predix common stock basis) outstanding at the closing of the merger will be exchanged for 1.239411 shares of EPIX common stock, plus cash in lieu of fractional shares. In addition, options to purchase Predix capital stock that are outstanding on the closing date will be assumed by EPIX and will thereafter constitute an option to acquire the number of shares of EPIX common stock determined by multiplying the number of shares of Predix capital stock subject to the option immediately prior to the merger by 1.239411, rounded down to the nearest whole share, with an exercise price equal to the exercise price of the assumed Predix option divided by 1.239411, rounded up to the nearest whole cent. Each of these options will be subject to the same terms and conditions that were in effect for the related Predix options. In addition, EPIX will make a milestone payment to Predix stockholders and option holders upon the occurrence of certain events. In no event will the shares of EPIX common stock issuable at the effective time of the merger, including the shares issuable upon exercise of Predix options assumed by EPIX in the merger, exceed 49.99% of the outstanding EPIX common stock immediately after the effective time of the merger. In addition, in no event may the milestone be paid in shares of EPIX common stock to the extent that such shares would exceed 49.99% of the outstanding shares of EPIX common stock immediately after such milestone payment, when combined with all shares of EPIX common stock issued in the merger and issuable upon exercise of all Predix options assumed by EPIX in the merger. The merger is subject to customary closing conditions, including approval by EPIX and Predix shareholders.

2.	Purchase Price
      A preliminary estimate of the purchase price is as follows (in thousands):

Fair value of EPIX shares issued	$81,227
Estimated fair value of vested Predix stock options exchanged for EPIX stock options	4,567

Subtotal	85,794
Estimated transaction costs incurred by EPIX	2,777

Estimated purchase price	$88,571

      For pro forma purposes, the fair value of the EPIX common stock used in determining the purchase price was $3.98 per share, which is the implied price of EPIX common stock based on (a) the average closing price of EPIX common stock on the two full trading days immediately preceding the public announcement of the merger, the trading day the merger was announced and the two full trading days immediately following such public announcement and (b) the exchange ratio of 1.239411. The fair value of the EPIX stock options exchanged was determined by using the Black-Scholes option pricing model with the following assumptions: stock price of $3.98, which is the value ascribed to the EPIX common stock in determining the purchase price; volatility of 70%; risk-free interest rate of 4.62%; and an expected life of 4.9 years.

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For pro forma purposes, the estimated purchase price has been allocated based on a preliminary valuation of Predix’s tangible and intangible assets and liabilities based on their estimated fair values as of March 31, 2006 (in thousands):

Net tangible assets acquired	$(5,395)
In-process research and development	93,966

Total	$88,571

      The allocation of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair values of assets acquired, including the fair values of in-process research and development, other identifiable intangibles and the fair values of liabilities assumed as of the date that the merger is consummated.
      The purchase price allocation will remain preliminary until EPIX completes a valuation of significant identifiable intangible assets acquired (including in-process research and development) and determines the fair values of the other assets and liabilities acquired. The final determination of the purchase price allocation is expected to be completed as soon as practicable after completion of the merger. The final amounts allocated to assets and liabilities acquired could differ significantly from the amounts presented in the unaudited pro forma condensed consolidated financial statements.
      The estimated fair value attributed to in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the expected closing date of the merger, will not have reached technological feasibility and have no alternative future use. Only those research projects that had advanced to a stage of development where management believed reasonable net future cash flow forecasts could be prepared and a reasonable likelihood of technical success existed were included in the estimated fair value. Accordingly, the in-process research and development primarily represents the estimated fair value of PRX-00023, Predix’s drug candidate currently in Phase III clinical trials for the treatment of generalized anxiety disorder, PRX-03140, Predix’s drug candidate that has completed Phase I clinical trials for the treatment of Alzheimer’s disease, and PRX-08066, Predix’s drug candidate that has completed Phase I clinical trials for the treatment of pulmonary hypertension. The estimated fair value of the in-process research and development was determined based on a discounted forecast of the estimate net future cash flows for each project, adjusted for the estimated probability (for these purposes) of technical success and U.S. Food and Drug Administration or European Agency for Evaluation of Medicinal Products approval for each research project. In-process research and development will be expensed immediately following completion of the merger.
      In determining the fair value to attribute to intangible assets, EPIX considered several categories of intangible assets including contract-based and technology-based intangible assets. In accordance with paragraph 39 and Appendix A of Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, identifiable intangible assets will be recognized if they arise from contractual or legal rights or if they are otherwise separable. Intangible assets that are not specifically identifiable, have indeterminate lives or are inherent in continuing business and related to the enterprise as a whole will be classified as goodwill provided it is appropriate to record goodwill relative to the valuation of the write off of in-process research and development.
      Contract-based intangible assets (licensing arrangements): Predix’s contractual relationship with Cystic Fibrosis Foundation Therapeutics, Inc. The terms of the agreement were considered to be ostensibly fair to both parties thus having no value separable from goodwill.
      Technology-based intangible assets (technology platform, existing product candidates and patents, in-process research and development): Existing products and patents were determined to be separable from

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
goodwill and will be valued as in-process research and development. The technology platform was determined to still be in-process and not complete, thus not separable from goodwill.
      In identifying the acquired in-process research and development, the developmental projects were evaluated in the context of interpretation 4 and paragraph 11 of SFAS No. 2, Accounting for Research and Development Costs, along with reference to the American Institute of Certified Public Accountants Guide, Assets Acquired in a Business Combination to be Used in Research and Development Activities: A Focus on Software, Electronic Devices and Pharmaceutical Industries.
      Based upon the preliminary valuation, there are no intangible assets other than in-process research and development that are separable from goodwill. Once the valuation is completed, the excess of the purchase price of Predix, if any, over the fair value of the net tangible and identifiable assets will be recorded as goodwill. It is, however, not currently anticipated that there will be goodwill.

3.	Pro Forma Adjustments
      (A) To record the value of the EPIX common stock and vested stock options issued in the merger. Cash paid in lieu of fractional shares will be from existing cash balances and cannot be estimated at this time.
      (B) To record the estimated EPIX transactions costs not included in the March 31, 2006 balance sheet of $2.1 million. Transaction costs incurred by Predix will be expensed as incurred.
      (C) To eliminate Predix’s historical stockholders’ equity accounts.
      (D) To record the estimated fair value of in-process research and development acquired in the merger. Because this expense is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in the pro forma condensed statement of operations. However, this item will be recorded as an expense immediately following the completion of the merger.
      (E) To record the issuance of EPIX shares to Predix shareholders to effect the merger.
      (F) To record amortization of deferred compensation relating to unvested Predix options exchanged for unvested EPIX options.
      (G) To record the repayment of Predix notes payable upon the closing of the merger.
      (H) To record the amortization of the value of the warrants issued in connection with the Predix notes issued. Because this expense is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in the pro forma condensed statement of operations.
      The pro forma condensed consolidated financial statements at March 31, 2006 do not include $2.9 million of the bridge financing debt Predix entered into after March 31, 2006. At March 31, 2006, $6.6 million of the total notes issued of $9.5 million had been issued. See Note 15 to Predix’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

4.	The Pro Forma Condensed Consolidated Statement of Operations
      Other than the adjustment to reflect the amortization of deferred compensation, the pro forma condensed consolidated statement of operations does not include any pro forma adjustments as the expense associated with the fair value of the In Process Research and Development acquired in the merger will not have a continuing impact, therefore, it is not reflected above. In addition, the historical costs of the assets and liabilities acquired in the merger approximate their fair value as they are the result of fairly recent transactions. As such, there are no pro forma adjustments to the pro forma condensed consolidated statement of operations. The final amounts allocated to assets and liabilities acquired could differ significantly from the amounts presented in these unaudited pro forma condensed financial statements.

COMPARATIVE PER SHARE DATA
      The following table sets forth selected historical share, net loss per share and book value per share information of EPIX and unaudited pro forma share, net loss per share and book value per share information after giving effect to the merger between EPIX and Predix, assuming that an aggregate of 20,408,767 shares of EPIX common stock had been issued in exchange for outstanding shares of Predix common stock and preferred stock (on an as-converted to Predix common stock basis). You should read this information in conjunction with the selected historical financial information included elsewhere in this joint proxy statement/ prospectus. The unaudited pro forma share, net loss per share and book value per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed consolidated financial statements and related notes included elsewhere in this joint proxy statement/ prospectus. The historical share, net loss per share and book value per share information is derived from financial statements of EPIX as of and for the three months ended March 31, 2006. The amounts set forth below are in thousands, except per share amounts.

	March 31, 2006

	EPIX

	Historical	Pro Forma

Basic and diluted net loss per share	$(0.19)	$(0.29)
Book value per share	0.61	0.12

Shares used in calculating basic and diluted net loss per share	23,285	43,694
Shares used in calculating book value per share	23,285	43,694

MARKET PRICE AND DIVIDEND INFORMATION
EPIX
      EPIX’s common stock currently trades on The NASDAQ National Market under the symbol “EPIX.” The following table shows the high and low sales price for the common stock by quarter, as reported by The NASDAQ National Market for the periods indicated:

	Price Range

Period	High	Low

Fiscal Year Ending December 31, 2006
First Quarter	$5.17	$3.33
Second Quarter (through May 15, 2006)	4.83	3.01

Fiscal Year Ended December 31, 2005
First Quarter	$18.18	$6.80
Second Quarter	9.80	6.26
Third Quarter	10.79	7.07
Fourth Quarter	8.47	3.78

Fiscal Year Ended December 31, 2004
First Quarter	$23.40	$15.94
Second Quarter	26.37	20.34
Third Quarter	22.58	15.80
Fourth Quarter	20.00	15.28
      On March 31, 2006, the last full trading day immediately preceding the public announcement of the merger, and on                     , 2006, the most recent practicable date prior to the mailing of this joint proxy statement/ prospectus, the last reported sales prices of EPIX’s common stock, as reported by The NASDAQ National Market, were $3.50 and $           per share, respectively. You are encouraged to obtain current trading prices for EPIX’s common stock in considering whether to vote to approve the merger. As of June 28, 2006, there were approximately                     holders of record of EPIX’s common stock. EPIX has not paid cash dividends on its common stock and has no intention to do so in the foreseeable future.
Predix
      Predix’s common stock and preferred stock are not listed for trading on any securities exchange, and Predix does not currently file reports with the Securities and Exchange Commission. As of June 28, 2006, there were approximately 118 holders of record of Predix’s common stock and 63 holders of record of Predix’s preferred stock.
      Predix has never declared or paid cash dividends on its capital stock. Predix does not anticipate paying any cash dividends on its capital stock in the foreseeable future. Predix currently intends to retain all available funds and any future earnings to fund the development and growth of its business.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
      This joint proxy statement/ prospectus includes statements with respect to EPIX which constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believes,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this joint proxy statement/ prospectus include, without limitation, statements regarding benefits of the proposed merger and future expectations concerning available cash and cash equivalents of the combined company, the expected timing of the conclusion of EPIX’s clinical trials, the timing of EPIX’s regulatory filings, and other matters that involve known and unknown risks, uncertainties and other factors that may cause EPIX’s actual results, levels of activity, performance or achievements to differ materially from results expressed in or implied by this joint proxy statement/ prospectus. Such risk factors include, among others:

•	difficulties encountered in integrating merged businesses;

•	uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals, if any;

•	the competitive environment in the life sciences industry;

•	whether the companies can successfully develop new products and the degree to which these gain market acceptance;

•	the success and timing of our pre-clinical studies and clinical trials;

•	the companies’ ability to obtain and maintain regulatory approval for their product candidates and the timing of such approvals;

•	the companies’ ability to research, develop and commercialize their product candidates;

•	regulatory developments in the United States and foreign countries; and

•	the companies’ ability to obtain and maintain intellectual property protection for their product candidates.
      Actual results may differ materially from those contained in the forward-looking statements in this joint proxy statement/ prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/ prospectus. All prior and subsequent written and oral forward-looking statements concerning the merger and other matters addressed in this joint proxy statement/ prospectus and attributable to EPIX or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements included or referred to in this section. Except to the extent required by applicable law or regulation, EPIX does not undertake any obligation to republish revised forward-looking statements to reflect events and circumstances after the date of this joint proxy statement/ prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS
      You should consider the following risk factors in evaluating whether to vote for the approval and adoption of the merger agreement, the approval of the merger, the approval of the issuance of the EPIX common stock in the merger and/or the approval of the amendment to EPIX’s restated certificate of incorporation. These factors should be considered in conjunction with the other information included in this joint proxy statement/ prospectus. References to “we,” “us,” “our” and other first person declarations in these risk factors refer to the operations of the combined company following the completion of the merger. Where we use the words describing either EPIX or Predix, as the case may be, we are referring to such entity as a stand alone company or their respective lines of business and industry as they relate to the combined company.
RISKS RELATING TO THE MERGER

If we are not successful in integrating our organizations, we may not be able to operate efficiently after the merger.
      Achieving the benefits of the merger will depend in part on the successful integration of our operations and personnel in a timely and efficient manner. The integration process requires coordination of different development, regulatory, manufacturing and commercial teams, and involves the integration of systems, applications, policies, procedures, business processes and operations. This may be difficult and unpredictable because of possible cultural conflicts and different opinions on scientific and regulatory matters. The combination of EPIX and Predix’s organizations may result in greater competition for resources and the elimination of research and development programs that might otherwise be successfully completed. If we cannot successfully integrate our operations and personnel, we may not realize the expected benefits of the merger.

Integrating our companies may divert management’s attention away from our operations.
      Successful integration of our operations, product candidates and personnel may place a significant burden on our management and our internal resources. The integration will require efforts from each company, including the coordination of their general and administrative functions. For example, integration of administrative functions includes coordinating employee benefits, payroll, financial reporting, purchasing and disclosure functions. Delays in successfully integrating and managing employee benefits could lead to dissatisfaction and employee turnover. Problems in integrating purchasing and financial reporting could result in control issues, including unplanned costs. In addition, the combination of EPIX’s and Predix’s organizations may result in greater competition for resources and elimination of research and development programs that might otherwise be successfully completed, especially in light of the difference in EPIX’s current imaging focus and Predix’s current therapeutic focus. The diversion of management’s attention and any difficulties encountered in the transition and integration process could result in delays in the companies’ clinical trial programs and could otherwise harm our business, financial condition and operating results.

We expect to incur significant costs in connection with the merger and in integrating the companies into a single business.
      We estimate that EPIX and Predix will incur aggregate direct transaction costs of approximately $5.8 million associated with the merger. In addition, we expect to incur significant costs integrating our operations, product candidates and personnel, which cannot be estimated accurately at this time. These costs may include costs for:

•	severance;

•	conversion of information systems;

•	combining development, regulatory, manufacturing and commercial teams and processes;

•	reorganization of facilities; and

•	relocation or disposition of excess equipment.
      If the total costs of the merger exceed our estimates, or benefits of the merger do not exceed the total costs of the merger, the financial results of the combined company could be adversely affected.

We may be unable to repay, repurchase or redeem EPIX’s 3.0% Convertible Senior Notes due 2024 if, and when, required.
      The entire $100 million outstanding principal amount of EPIX’s 3.0% Convertible Senior Notes will become due and payable at maturity in 2024. In addition, noteholders may require us to repurchase these notes at par, plus accrued and unpaid interest, on June 15, 2011, 2014 and 2019 and upon certain other designated events under the notes, which include a change of control of EPIX or termination of trading of EPIX common stock on The NASDAQ National Market. The definition of change in control set forth in the indenture governing the notes does not include certain mergers and similar transactions that are not deemed a change in control. While we believe that the merger does not constitute a change of control of EPIX under the indenture, we cannot assure you that we will not become obligated to repurchase these notes, in whole or in part, as a result of this merger. Based on the current trading price of EPIX’s common stock, we anticipate that in such event most, if not all, of the noteholders would tender their notes for repurchase. We may not have enough funds or be able to arrange for additional financing to repurchase the notes tendered by the holders upon a designated event or otherwise. Any failure to repurchase tendered notes would constitute an event of default under the indenture, which might also constitute a default under the terms of EPIX’s other debt. If we are required to repurchase or redeem these notes prior to their maturity, whether as a result of this merger or otherwise, the financial position of the combined company would be materially adversely affected and the anticipated benefits of the merger would be significantly diminished.

If we fail to retain key employees, the benefits of the merger could be diminished.
      The successful combination of EPIX and Predix will depend in part on the retention of key personnel, including Michael G. Kauffman, M.D., Ph.D, Andrew C.G. Uprichard, M.D. and Kimberlee C. Drapkin, the expected Chief Executive Officer, President and Chief Financial Officer of the combined company, respectively. There can be no assurance that we will be able to retain our key management and scientific personnel. Although Dr. Kauffman and Ms. Drapkin are subject to employment agreements with Predix, the employment agreements may be terminated by either party for any reason and there is no guarantee that Dr. Kauffman, Dr. Uprichard or Ms. Drapkin will remain with the combined company. If we fail to retain such key employees, particularly those identified in this joint proxy statement/ prospectus as the expected management of the combined company, we may not realize the anticipated benefits of the merger. The business of each of EPIX and Predix is also subject to risks associated with the retention of key employees which are discussed in greater detail below.

If one or more of the product candidates in the combined company cannot be shown to be safe and effective in clinical trials, is not approvable or not commercially successful, then the benefits of the merger may not be realized.
      The combined company will have five product candidates in the clinic and several additional product candidates planned to enter clinical testing in the next several years. All of these product candidates must be rigorously tested in clinical trials, and shown to be safe and effective before the U.S. Food and Drug Administration, or FDA, or its foreign counterparts, will consider them for approval. Failure to demonstrate that one or more of the product candidates is safe and effective, or significant delays in demonstrating safety and efficacy, could diminish the benefits of the merger. All of these product candidates must be approved by a government authority such as the FDA before they can be commercialized. Failure of one or more of the product candidates to obtain such approval, or significant delays in obtaining such approval, could diminish the benefits of the merger. Even if approved for sale, these product candidates must be successfully commercialized. Failure to commercialize successfully one or more of these product candidates could diminish the benefits of the merger.

Because Predix stockholders will receive a fixed number of shares of EPIX common stock in the merger, rather than a fixed value, if the market price of EPIX common stock declines, Predix stockholders will receive consideration in the merger of lesser value and if the market price of EPIX common stock increases, EPIX will pay consideration in the merger of greater value.
      The aggregate number of shares of common stock of EPIX to be issued to Predix stockholders is fixed. Accordingly, the aggregate number of shares that Predix stockholders will receive in the merger will not change, even if the market price of EPIX common stock changes. In recent years, the stock market in general, and the securities of biotechnology companies in particular, including EPIX’s securities, have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of EPIX common stock. The market price of EPIX common stock upon and after the consummation of the merger could be lower than the market price on the date of the merger agreement or the current market price, which would decrease the value of the consideration to be received by Predix stockholders in the merger. Predix stockholders should obtain recent market quotations of EPIX common stock before they vote on the merger.
      In addition, the market price of EPIX common stock upon and after the consummation of the merger could be higher than the market price on the date of the merger agreement or the current market price. As a result of the fixed number of shares of EPIX common stock issuable in the merger, increases in the market price of the EPIX common stock would increase the value of the consideration payable by EPIX in the merger. EPIX stockholders should obtain recent market quotations of EPIX common stock before they vote on the matters set forth in this joint proxy statement/ prospectus.

The merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Predix stockholders in respect of their Predix stock.
      EPIX and Predix intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Although the Internal Revenue Service, or IRS, will not provide a ruling on the matter, both EPIX and Predix will, as a condition to closing, obtain a legal opinion from their respective tax counsel that the merger will constitute a reorganization for U.S. federal income tax purposes. These opinions do not bind the IRS, nor do they prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, each Predix stockholder generally will be treated as exchanging its Predix stock in a fully taxable transaction for EPIX common stock and the milestone payment obligation. In addition, the merger would be treated as a sale of all of the assets of Predix to EPIX, with a corporate level tax liability owed by EPIX for the period in which the merger occurs. Such a tax liability may be significant and could have a material adverse effect on the financial position of the combined company.

Failure to complete the merger could adversely affect EPIX’s stock price and EPIX’s and Predix’s future business and operations.
      The merger is subject to the satisfaction of various closing conditions, including the approval by both EPIX and Predix stockholders, and neither EPIX nor Predix can guarantee that the merger will be successfully completed. In the event that the merger is not consummated, EPIX and Predix will be subject to many risks, including the costs related to the merger, such as legal, accounting and advisory fees, which must be paid even if the merger is not completed, or the payment of a termination fee under certain circumstances. If the merger is not consummated, the market price of EPIX common stock could decline.

Certain directors and management of EPIX and Predix may have interests that are different from, or in addition to, those of the respective EPIX and Predix stockholders generally.
      The directors and management of EPIX and Predix may have interests in the merger that are different from, or are in addition to, those of the respective EPIX and Predix stockholders generally, including the following:

•	Upon the closing of the merger, Christopher F.O. Gabrieli, Michael Gilman, Ph.D., Mark Leuchtenberger and Gregory D. Phelps, each of whom is a current director of EPIX, is expected to be a member of the combined company’s board of directors.

•	It is anticipated that certain current officers and key employees of EPIX, including Andrew C.G. Uprichard, M.D., Thomas McMurry, Ph.D., Philip Graham, Ph.D., and Brenda Sousa, will be executive officers or key employees of the combined company.

•	Upon completion of the merger, Brenda Sousa, EPIX’s Vice President of Human Resources, is entitled to a bonus of $47,500. In addition, Philip Chase, EPIX’s Vice President and General Counsel, is entitled to a bonus of $72,000 upon completion of the merger.

•	Upon the closing of the merger, the executive officers of Predix, including Michael G. Kauffman, M.D., Ph.D., Silvia Noiman, Ph.D., Oren Becker, Ph.D., Chen Schor and Kimberlee C. Drapkin will become executive officers of the combined company.

•	EPIX will maintain all rights to indemnification existing in favor of Predix directors and officers for their acts and omissions occurring prior to the completion of the merger and will maintain the directors’ and officers’ liability insurance to cover any such liabilities for six years following the completion of the merger.
      In addition, you should be aware that Frederick Frank, Michael G. Kauffman, M.D., Ph.D., Patrick J. Fortune, Ph.D. and Ian F. Smith, CPA, ACA will have a relationship with both EPIX and Predix due to their positions as current directors of Predix and future directors of EPIX. Moreover, Mr. Frank, the Chairman of the Predix board of directors, is also the Vice Chairman and a director of Lehman Brothers Inc., Predix’s financial advisor in connection with the merger. Lehman Brothers is entitled to a fee of $2.0 million from Predix, all of which is contingent upon consummation of the merger, as well as reimbursement of up to $50,000 of its expenses. Please see the sections entitled “The Merger — Interests of Predix’s Directors and Management in the Merger” and “Current Management of Predix and Related Information — Certain Transactions with Management and Affiliates.”
      In addition, options, with exercise prices ranging from $0.81 to $1.80, held by each of Michael G. Kauffman, M.D., Ph.D., Silvia Noiman, Ph.D., Oren Becker, Ph.D., Chen Schor and Kimberlee C. Drapkin to purchase 594,679, 278,096, 261,376, 251,213, and 144,996 shares, respectively, will become immediately exercisable in full if, within 12 months after the merger, the officer is terminated without cause or terminates his or her employment due to a material change in duties, authority or responsibilities.
      These interests may influence these directors in making their recommendation that you vote in favor of the approval and adoption of the merger agreement, the approval of the merger and/or the approval of the amendment to EPIX’s restated certificate of incorporation. You should be aware of these interests when you consider the respective Predix and EPIX boards of directors’ recommendations that you vote in favor of the approval and adoption of the merger agreement, the approval of the merger and/or the approval of the amendment to EPIX’s restated certificate of incorporation.

EPIX and Predix stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined company following the merger.
      After the merger, the stockholders of each of EPIX and Predix will own a significantly smaller percentage of the combined company than their respective ownership of Predix and EPIX. At the effective time of the merger, EPIX stockholders will collectively own approximately 53% of the outstanding shares of the combined company and Predix stockholders will collectively own approximately 47% of the outstanding shares of the combined company, based on the number of shares of EPIX common stock and Predix common stock and preferred stock outstanding as of the date of the merger agreement. Consequently, stockholders of EPIX and Predix will be able to exercise less influence over the management and policies of the combined company that they currently exercise over the management and policies of their respective companies.

Future sales of common stock by existing EPIX and Predix stockholders may cause the stock price of the combined company to fall.
      The market price of our common stock could decline as a result of sales by existing EPIX stockholders and former Predix stockholders in the market after the completion of the merger, or the perception that these sales could occur. These sales might also make it more difficult for the combined company to sell equity securities at an appropriate time and price.

RISKS RELATING TO THE COMBINED COMPANY
     Risks Relating to the Business of EPIX and the Combined Company

Research and Development Risks

EPIX may never receive marketing approval for any of its product candidates in the United States, including Vasovist and EP-2104R.
      EPIX is not able to market any of its product candidates in the United States, Europe or in any other jurisdiction without marketing approval from the FDA, the European Commission, or any equivalent foreign regulatory agency. The regulatory process to obtain marketing approval for a new drug or biologic takes many years and requires the expenditure of substantial resources. This process can vary substantially based on the type, complexity, novelty and indication of the product candidate involved.
      Although the European Medicines Agency, or the EMEA, granted approval of Vasovist for all 25 member states of the E.U. in October 2005, Vasovist has not been approved in the United States. In December 2003, EPIX submitted a new drug application, or NDA, for Vasovist to the FDA, and in June 2004, EPIX’s development partner Schering AG submitted a Marketing Authorization Application, to the EMEA. In January 2005, EPIX received an approvable letter from the FDA for Vasovist in which the FDA requested additional clinical trials prior to approval. In May 2005, EPIX submitted a response to the FDA approvable letter, which was accepted by the FDA as a complete response in June 2005. In November 2005, the FDA provided EPIX with a second approvable letter. Although no safety or manufacturing issues were raised in the second approvable letter, the second approvable letter indicated that at least one additional clinical trial and a re-read of images obtained in certain previously completed Phase III trials will be necessary before the FDA could approve Vasovist. EPIX believes that these trials would require a substantial period of time to complete. EPIX has had two meetings with the FDA since receiving the second approvable letter to discuss the path forward for Vasovist in the United States. After considering the parameters of the additional clinical trials requested by the FDA, EPIX has decided to pursue an appeal of the second approvable letter, ask the FDA to approve Vasovist and to utilize an advisory committee as part of the appeal process. The approval, timeliness of approval or labeling of Vasovist are subject to significant uncertainties related to a number of factors, including the outcome of the appeal, the process of reaching agreement with the FDA on the clinical data and on any clinical trial protocol required for regulatory approval of Vasovist, a re-read, or reanalysis, of images obtained from completed Phase III trials by a new group of radiologists, the timing and process of conducting any clinical trials that may be ultimately required if the appeal is denied, obtaining the desired outcomes of any required clinical trials and the FDA’s review process and conclusions regarding any additional Vasovist regulatory submissions. EPIX cannot assure you that its appeal will be successful or that EPIX will be able to reach agreement with the FDA on the design or clinical endpoints required for additional clinical trials or re-read of images from the completed Phase III trials that may be required if the appeal is denied. Further, EPIX cannot assure you that any such agreed upon clinical trials will be feasible for EPIX to conduct or whether such trials will be completed in a commercially reasonable timeframe, if at all. Any further clinical trials that are required could take several years to complete.
      If the FDA does not approve Vasovist, then EPIX will not receive revenues based on sales of Vasovist in the United States. Even if ultimately approved, EPIX does not expect revenues from the commercial sales of any of its product candidates, other than Vasovist, for at least several years.
      EPIX completed a Phase IIa clinical trial of EP-2104R. EPIX’s partner, Schering AG, has an option to exclusively license EP-2104R. The future clinical development plan of EP-2104R is uncertain at this time, and the timing and number of future clinical trials depends upon whether Schering AG exercises its option and how Schering AG decides to manage the clinical development of EP-2104R going forward. The exercisability of this option will continue for a 90-day period of time after the submission of a report summarizing the results of this clinical trial. EPIX expects Schering AG will decide whether or not to exercise its option in the third quarter of 2006. If Schering AG exercises its option to exclusively license the product candidate, then EPIX will be eligible for milestone payments for certain clinical and regulatory achievements and a royalty after the product candidate is commercialized. However, if Schering AG declines to exercise its option, EPIX may bear the expenses of further clinical development itself, which expenses would be significant. Regardless of whether Schering AG exercises its option to license EP-2104R, the FDA, the EMEA and other regulatory agencies to which EPIX or Schering AG submit applications for marketing authorization may not agree that EPIX’s product candidate is safe and effective and may not approve EPIX’s product candidate, in which case EPIX’s ability to receive any milestone payments or royalty payments related to EP-2104R will be significantly reduced.
      The relevant regulatory authorities may not approve any of EPIX’s applications for marketing authorization relating to any of its product candidates, including Vasovist and EP-2104R, or additional applications for or variations to marketing authorizations that EPIX may make in the future as to these or other product candidates. Among other things, EPIX has had only limited experience in preparing applications and obtaining regulatory approvals. If approval is granted, it may be subject to limitations on the indicated uses for which the product candidate may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor safety or efficacy of the product candidate. If approval of an application to market product candidates is not granted on a timely basis or at all, or if EPIX is unable to maintain its approval, EPIX’s business may be materially harmed.

EPIX is currently focusing its development efforts on only two product candidates and one research program and will have limited prospects for successful operations if its two lead product candidates do not prove successful in clinical trials or if its only research program does not produce another product candidate suitable for clinical trials.
      As a result of the FDA’s second approvable letter regarding Vasovist, EPIX eliminated approximately 50% of its workforce in January 2006. As part of this reorganization, EPIX plans to focus its resources primarily on the development of its lead product candidates, Vasovist and EP-2104R. Accordingly, EPIX has decided to cease work on the majority of its research projects related to imaging. EPIX continues to allocate resources to one high-priority research project. EPIX’s efforts may not lead to commercially successful products for a number of reasons, including the inability to be proven safe and effective in clinical trials, the lack of regulatory approvals or obtaining regulatory approvals that are narrower than EPIX seeks, inadequate financial resources to complete the development and commercialization of EPIX’s product candidates or their lack of acceptance in the marketplace. Given EPIX’s limited focus on two lead product candidates and only one research program, if Vasovist and EP-2104R do not prove successful in clinical trials or are not commercialized for any reason, EPIX will have only one operational research program from which to seek additional product candidates. If EPIX is not able to identify additional product candidates from this single research program, it may be required to suspend or discontinue its operations and you could lose your entire investment in EPIX.

If EPIX’s clinical trials are not successful, EPIX may not be able to develop and commercialize its product candidates.
      To obtain regulatory approvals for the commercial sale of EPIX’s potential products, EPIX and its partners will be required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of its product candidates. Vasovist and EP-2104R are currently EPIX’s only product candidates that have undergone human clinical trials and EPIX cannot be certain that any of its other research projects will yield a product candidate suitable for substantial human clinical testing.
      With respect to both EPIX’s current product candidates in human clinical trials and its research product candidates which may be suitable for testing in human clinical trials at some point in the future, EPIX may not be able to commence or complete the required clinical trials in any specified time period, or at all, either because the FDA or other regulatory agencies object, because EPIX is unable to attract or retain clinical trial participants, or for other reasons.
      Even if EPIX completes a clinical trial of one of its potential products, the data collected from the clinical trial may not demonstrate that its product candidate is safe or effective to the extent required by the FDA, the EMEA, or other regulatory agencies to approve the potential product candidate, or at all. For example, in January and November 2005, the FDA informed EPIX that the clinical efficacy data for Vasovist that EPIX submitted in connection with its NDA was not adequate for approval.
      The results from pre-clinical testing of a product candidate that is under development may not be predictive of results that will be obtained in human clinical trials. In addition, the results of early human clinical trials may not be predictive of results that will be obtained in larger scale, advanced-stage clinical trials. Furthermore, EPIX, one of its collaborators, or a regulatory agency with jurisdiction over the trials may suspend clinical trials at any time if the patients participating in such trials are being exposed to unacceptable health risks, or for other reasons.
      The timing of completion of clinical trials is dependent in part upon the rate of enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the existence of competitive clinical trials, and the availability of alternative treatments. Delays in planned patient enrollment may result in increased costs and prolonged clinical development. In addition, patients may withdraw from a clinical trial for a variety of reasons. If EPIX fails to accrue and maintain the number of patients into one of its clinical trials for which the clinical trial was designed, the statistical power of that clinical trial may be reduced which would make it harder to demonstrate that the product candidates being tested in such clinical trial are safe and effective.
      Regulatory authorities, clinical investigators, institutional review boards, data safety monitoring boards and the hospitals at which EPIX’s clinical trials are conducted all have the power to stop EPIX’s clinical trials prior to completion. If EPIX’s trials are not completed, EPIX would be unable to show the safety and efficacy required to obtain marketing authorization for its product candidates.

EPIX must receive government regulatory approval for its product candidates before they can be marketed and sold in the United States or in other countries and this approval process is uncertain, time-consuming and expensive.
      Vasovist and EP-2104R are regulated by the FDA as drugs. Under the Food, Drug and Cosmetic Act and the FDA’s implementing regulations, the FDA regulates the research, development, manufacture and marketing, among other things, of pharmaceutical products. The process required by the FDA before Vasovist and EPIX’s other product candidates may be marketed in the United States typically involves the performance of pre-clinical laboratory and animal tests; submission of an investigational new drug application, or IND; completion of human clinical trials; submission of an NDA to the FDA; and FDA approval of an NDA.
      This regulatory approval process is lengthy and expensive. Although some of EPIX’s employees have experience in obtaining regulatory approvals, EPIX has only limited experience in filing or pursuing applications necessary to gain regulatory approvals. Pre-clinical testing of EPIX’s product development candidates is subject to good laboratory practices, as prescribed by the FDA, and the manufacture of any products developed by EPIX will be subject to current good manufacturing practices, as prescribed by the FDA, or cGMP. EPIX may not obtain the necessary FDA approvals and subsequent approvals in a timely manner, if at all. EPIX cannot be sure as to the length of the clinical trial period or the number of patients that will be required to be tested in the clinical trials in order to establish the safety and efficacy of Vasovist for regulatory approval in the United States or any of its future product candidates. For example, EPIX has received two approvable letters from the FDA and has had two meetings with the FDA to discuss the path forward for Vasovist in the United States and EPIX has decided to appeal the FDA’s decision not to approve Vasovist without data from additional clinical trials. EPIX cannot predict whether an appeal or additional trials would be completed timely or successfully. EPIX’s clinical trials may not be successful and EPIX may not complete them in a timely manner. EPIX could report serious side effects as the clinical trials proceed. EPIX’s results from early clinical trials may not predict results that it obtains in later clinical trials, even after promising results in earlier trials. The rate of completion of

EPIX’s clinical trials depends upon, among other things, the rate of patient enrollment and subsequent blinded reading of images and data analysis.
      Furthermore, EPIX, or the FDA or other regulatory authorities may suspend or terminate clinical trials at any time, including terminating clinical trials for safety reasons. In addition, the FDA may suggest or require alterations to clinical trials at any time. For example, in September 2001, after discussions with the FDA, EPIX expanded its initial target indication for Vasovist from one specific body region, the aortoiliac region, to a broader indication that included the entire body’s vascular system, except for the heart. This expansion required EPIX to add two new clinical trials to its then existing Phase III clinical trial program; one to determine the efficacy of Vasovist-enhanced magnetic resonance angiography for the detection of vascular disease in the renal arteries, and another to determine the efficacy of Vasovist-enhanced magnetic resonance angiography for the detection of vascular disease in the pedal arteries. Although providing EPIX with greater market potential for the sale of Vasovist upon approval, this change to the Phase III clinical trial program and the associated delay in the startup of new clinical centers resulted in an approximate 15-month delay in EPIX’s NDA submission and an increase in costs associated with the program. If EPIX does not successfully complete clinical trials for its product candidates, it will not be able to market these product candidates.
      In addition, EPIX may encounter unanticipated delays or significant costs in its efforts to secure necessary approvals. EPIX’s analysis of data obtained from pre-clinical and clinical activities is subject to confirmation and interpretation by regulatory authorities which could delay, limit or prevent FDA regulatory approval. In addition, the FDA may require EPIX to modify its future clinical trial plans or to conduct additional clinical trials in ways that it cannot currently anticipate, resulting in delays in its obtaining regulatory approval. Delays in obtaining government regulatory approval could adversely affect EPIX’s, or its partner’s, marketing as well as the ability to generate significant revenues from commercial sales.
      Future U.S. legislative or administrative actions also could prevent or delay regulatory approval of EPIX’s product candidates. Even if EPIX obtains regulatory approvals, they may include significant limitations on the indicated uses for which EPIX may market a product. A marketed product also is subject to continual FDA and other regulatory agency review and regulation. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Further, many academic institutions and companies conducting research and clinical trials in the magnetic resonance imaging, or MRI, contrast agent field are using a variety of approaches and technologies. If researchers obtain any adverse results in pre-clinical studies or clinical trials, it could adversely affect the regulatory environment for MRI contrast agents in general. In addition, if EPIX obtains marketing approval, the FDA may require post-marketing testing and surveillance programs to monitor the product’s efficacy and side effects. Results of these post-marketing programs may prevent or limit the further marketing of the monitored product. If EPIX, or its partners, such as Schering AG, cannot successfully market EPIX’s product candidates, EPIX will not generate sufficient revenues to achieve or maintain profitability.
      EPIX and its strategic partners are also subject to numerous and varying foreign regulatory requirements governing the design and conduct of clinical trials and the manufacturing and marketing of EPIX’s product candidates. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval set forth above and EPIX may not obtain foreign regulatory approvals on a timely basis, if at all, thereby compromising its ability to market its product candidates abroad.

Gadolinium-based imaging agents, such as Vasovist and EP-2104R, may cause adverse side effects which could limit EPIX’s ability to receive approval for these product candidates and its ability to effectively market these product candidates, if approved.
      EPIX’s Vasovist and EP-2104R, both MRI contrast drugs, contain gadolinium. In May 2006, the Danish Medicines Agency announced that it was investigating a possible link between the use of

Omniscan, an imaging agent containing gadolinium, and the development of a very rare skin disease in 25 patients with severely impaired renal function who had been administered the imaging agent. Although the Danish Medicines Agency stated that a causal relationship between Omniscan and the skin changes had not been documented, they are conducting further investigations with respect to all MRI contrast media containing gadolinium. Although EPIX has reviewed its safety databases for Vasovist and EP-2104R and has found no instances of this rare skin disease, its databases may be too small to show such an effect, if it exists. In the event gadolinium-based imaging agents such as Vasovist and EP-2104R are linked to this very rare skin disease or other unanticipated side effects, such safety concerns could have a material adverse affect on EPIX’s ability to obtain marketing approval for Vasovist and/or EP-2104R or any such approval for use may be revoked, or could materially harm EPIX’s and its partners’ ability to successfully market Vasovist and/or EP-2104R.

If EPIX fails to comply with the extensive regulatory requirements to which it and its product candidates are subject, EPIX’s product candidates could be subject to restrictions or withdrawal from the market and EPIX could be subject to penalties.
      EPIX is subject to extensive U.S. and foreign governmental regulatory requirements and lengthy approval processes for its product candidates. The development and commercial use of EPIX’s product candidates will be regulated by numerous federal, state, local and foreign governmental authorities in the United States, including the FDA and foreign regulatory agencies. The nature of EPIX’s research and development and manufacturing processes requires the use of hazardous substances and testing on certain laboratory animals. Accordingly, EPIX is subject to extensive federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes as well as the use of and care for laboratory animals. If EPIX fails to comply or if an accident occurs, EPIX may be exposed to legal risk and be required to pay significant penalties or be held liable for any damages that result. Such liability could exceed EPIX’s financial resources. Furthermore, current laws could change and new laws could be passed that may force EPIX to change its policies and procedures, an event which could impose significant costs on EPIX.
      EPIX is required to maintain pharmacovigilance systems for collecting and reporting information concerning suspected adverse reactions to its product candidates. In response to pharmacovigilance reports, regulatory authorities may initiate proceedings to revise the prescribing information for EPIX’s product candidates or to suspend or revoke its marketing authorizations. Procedural safeguards are often limited, and marketing authorizations can be suspended with little or no advance notice.
      Both before and after approval of a product, quality control and manufacturing procedures must conform to cGMP. Regulatory authorities, including the EMEA and the FDA, periodically inspect manufacturing facilities to assess compliance with cGMP. Accordingly, EPIX and its contract manufacturers will need to continue to expend time, funds, and effort in the area of production and quality control to maintain cGMP compliance.
      In addition to regulations adopted by the EMEA, the FDA, and other foreign regulatory authorities, EPIX is also subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other federal, state, and local regulations.
      In addition, the testing, manufacturing, labeling, advertising, promotion, export and marketing, among other things, of EPIX’s product candidates, both before and after approval, are subject to extensive regulation by governmental authorities in the United States, Europe and elsewhere throughout the world. Failure to comply with the laws administered by the FDA, the EMEA, or other governmental authorities could result in any of the following:

•	delay in approval or refusal to approve a product candidate;

•	product candidate recall or seizure;

•	interruption of production;

•	operating restrictions;

•	warning letters;

•	injunctions;

•	criminal prosecutions; and

•	unanticipated expenditures.

EPIX’s research and development efforts may not result in product candidates appropriate for testing in human clinical trials.
      EPIX has historically spent significant resources on research and development and pre-clinical studies of product candidates. However, these efforts may not result in the development of product candidates appropriate for testing in human clinical trials. For example, EPIX’s research may result in product candidates that are not expected to be effective in treating diseases or may reveal safety concerns with respect to product candidates. In connection with EPIX’s recent restructuring, it postponed or terminated several research and development programs, and it may postpone or terminate research and development of a product candidate or a program at any time for any reason such as the safety or effectiveness of the potential product, allocation of resources or unavailability of qualified research and development personnel. The failure to generate high-quality research and development candidates would negatively impact EPIX’s ability to advance product candidates into human clinical testing and ultimately, negatively impact its ability to market and sell products.

EPIX has have a limited manufacturing capability and it intends to outsource manufacturing of Vasovist to third parties, who may not perform as EPIX expects.
      EPIX does not have, nor does it currently have plans to develop, full-scale manufacturing capability for Vasovist. While EPIX has manufactured small amounts of Vasovist for research and development efforts, it relies on, and it intends to continue to rely on, Tyco/ Mallinckrodt as the primary manufacturer of Vasovist for any future human clinical trials and commercial use. Together with Schering AG, EPIX is considering alternative manufacturing arrangements for Vasovist for commercial use, including the transfer of manufacturing to Schering AG. In the event that Tyco/ Mallinckrodt fails to fulfill its manufacturing responsibilities satisfactorily, Schering AG has the right to purchase Vasovist from a third party or to manufacture the compound itself. However, either course of action could materially delay the manufacture and development of Vasovist. Schering AG may not be able to find an alternative manufacturer. In addition, Schering AG may not be able to manufacture Vasovist itself in a timely manner or in sufficient quantities. If EPIX experiences a delay in manufacturing, it could result in a delay in the approval or commercialization of Vasovist and have a material adverse effect on its business, financial condition and results of operations.

Technology Risks

If MRI manufacturers are not able to enhance their hardware and software sufficiently, EPIX will not be able to complete development of its contrast agent for the evaluation of cardiac indications.
      Although MRI hardware and software is sufficient for the evaluation of non-coronary vascular disease, which is EPIX’s initial target indication, EPIX believes that the technology is not as advanced for cardiac applications. EPIX’s initial NDA filing for Vasovist is related to non-coronary vascular disease. Based on feasibility studies EPIX completed in 2001, however, the imaging technology available for cardiac applications, including coronary angiography and cardiac perfusion imaging, was not developed to the point where there was clear visualization of the cardiac region due to the effects of motion from breathing and from the beating of the heart. In 2004, EPIX initiated Phase II feasibility trials of Vasovist for cardiac indications using available software and hardware that can be adapted for coronary and cardiac perfusion data acquisition, and preliminary review of the data indicates that EPIX has not resolved the technical issues related to this use of Vasovist. EPIX has collaborated with a number of leading academic institutions and with GE Healthcare, Siemens Medical Systems and Philips Medical Systems to help optimize cardiac imaging with Vasovist. EPIX does not know when, or if, these techniques will enable Vasovist to provide clinically relevant images in cardiac indications. If MRI device manufacturers are not able to enhance their scanners to perform clinically useful cardiac imaging, EPIX will not be able to complete its development activities of Vasovist for that application, thereby reducing the potential market for a product in this area.

EPIX depends on exclusively licensed technology from the Massachusetts General Hospital and if EPIX loses this license, it is unlikely it could obtain this technology elsewhere, which would have a material adverse effect on EPIX’s business.
      Under the terms of a license agreement that EPIX has with the Massachusetts General Hospital, or MGH, EPIX is the exclusive licensee to certain technology, which relate to royalties it receives and to Vasovist. The license agreement imposes various commercialization, sublicensing, royalty and other obligations on EPIX. The license agreement expires on a country-by-country basis when the patents covered by the license agreement expire. For example, the patents covered by this license agreement are currently expected to expire in November 2006, although the life of these patents may be extended. One of these patents has been extended through Supplementary Protection Certificates for Primovist through May 2011 in certain European countries. The license agreement does not contain a renewal provision. If EPIX fails to comply with these and other requirements, its license could convert from exclusive to nonexclusive, or terminate entirely. It is unlikely that EPIX would be able to obtain this technology elsewhere. Any such event would mean that EPIX would not receive royalties from Bracco for MultiHance or Schering AG for Primovist, and that EPIX or Schering AG could not sell Vasovist, either of which would have a material adverse effect on EPIX’s business, financial condition and results of operations. Currently, EPIX believes it is in compliance with the terms of the license agreement and its does not have any reason to believe that this license may be terminated.

EPIX depends on patents and other proprietary rights, and if they fail to protect its business, EPIX may not be able to compete effectively.
      The protection of EPIX’s proprietary technologies is material to its business prospects. EPIX pursues patents for its product candidates in the United States and in other countries where it believes that significant market opportunities exist. EPIX owns or has an exclusive license to patents and patent applications on aspects of its core technology as well as many specific applications of this technology. These patents relate to MRI signal generation technology, Vasovist, EP-2104R and EPIX’s other research projects and include method of use patents. Some of EPIX’s patents related to Vasovist will expire in 2006. Other patents related to Vasovist will not expire until 2015. Protection for Vasovist manufacturing processes in the United States will not expire until 2017. Patents related to certain methods of using Vasovist will not expire until 2021. A patent related to EP-2104R will not expire until 2022. If all of EPIX’s pending patent applications issue with claims substantially similar to those currently set forth in such applications, further patent protection for EP-2104R may not expire until 2022. Even though EPIX holds numerous patents and has made numerous patent applications, because the patent positions of pharmaceutical and biopharmaceutical firms, including EPIX’s patent positions, generally include complex legal and factual questions, EPIX’s patent positions remain uncertain. For example, because most patent applications are maintained in secrecy for a period after filing, EPIX cannot be certain that the named applicants or inventors of the subject matter covered by its patent applications or patents, whether directly owned or licensed to EPIX, were the first to invent or the first to file patent applications for such inventions. Third parties may oppose, challenge, infringe upon, circumvent or seek to invalidate existing or future patents owned by or licensed to EPIX. A court or other agency with jurisdiction may find EPIX’s patents invalid, not infringed or unenforceable and EPIX cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by it in the future. Even if EPIX has valid patents, these patents still may not provide sufficient protection against competing products or processes. If EPIX is unable to successfully protect its proprietary methods and technologies, or if its patent applications do not result in issued patents, EPIX may not be able to prevent other companies from practicing its technology and, as a result, its competitive position may be harmed.

EPIX may need to initiate lawsuits to protect or enforce its patents and other intellectual property rights, which could result in its incurrence of substantial costs and which could result in the forfeiture of these rights.
      EPIX may need to bring costly and time-consuming litigation against third parties in order to enforce its issued patents, protect its trade secrets and know how, or to determine the enforceability, scope and validity of proprietary rights of others. In addition to being costly and time-consuming, such lawsuits could divert management’s attention from other business concerns. These lawsuits could also result in the invalidation or a limitation in the scope of EPIX’s patents or forfeiture of the rights associated with its patents or pending patent applications. EPIX may not prevail and a court may find damages or award other remedies in favor of an opposing party in any such lawsuits. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. Securities analysts or investors may perceive these announcements to be negative, which could cause the market price of EPIX’s stock to decline. In addition, the cost of such litigation could have a material adverse effect on EPIX’s business and financial condition.

Other rights and measures that EPIX relies upon to protect its intellectual property may not be adequate to protect its products and services and could reduce its ability to compete in the market.
      In addition to patents, EPIX relies on a combination of trade secrets, copyright and trademark laws, non-disclosure agreements and other contractual provisions and technical measures to protect its intellectual property rights. While EPIX requires employees, collaborators, consultants and other third parties to enter into confidentiality and/or non-disclosure agreements, where appropriate, any of the following could still occur:

•	the agreements may be breached;

•	EPIX may have inadequate remedies for any breach;

•	proprietary information could be disclosed to EPIX’s competitors; or

•	others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to EPIX’s trade secrets or disclose such technologies.
      If, as a result of the foregoing or otherwise, EPIX’s intellectual property is disclosed or misappropriated, it would harm EPIX’s ability to protect its rights and its competitive position. Moreover, several of EPIX’s management and scientific personnel were formerly associated with other pharmaceutical and biotechnology companies and academic institutions. In some cases, these individuals are conducting research in similar areas with which they were involved prior to joining EPIX. As a result, EPIX, as well as these individuals, could be subject to claims of violation of trade secrets and similar claims.

EPIX’s success will depend partly on its ability to operate without infringing the intellectual property rights of others, and if EPIX is unable to do so, it may not be able to sell its products.
      EPIX’s commercial success will depend, to a significant degree, on its ability to operate without infringing upon the patents of others in the United States and abroad. There may be pending or issued patents held by parties not affiliated with EPIX relating to technologies EPIX uses in the development or use of certain of its contrast agents. If any judicial or administrative proceeding upholds these or any third- party patents as valid and enforceable, EPIX could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the owners of each such patent, or to redesign its product candidates or processes to avoid infringement. For example, in November 2003, EPIX entered into an intellectual property agreement with Dr. Martin R. Prince, an early innovator in the field of magnetic resonance angiography, relating to “dynamic” magnetic resonance angiography, which involves capturing magnetic resonance angiography images during the limited time, typically 30 to 60 seconds, available for imaging with extracellular agents. Under the terms of the intellectual property agreement, Dr. Prince granted EPIX certain discharges, licenses and releases in connection with the historic and future use of Vasovist by EPIX and agreed not to sue EPIX for intellectual property infringement related to the use of Vasovist. In consideration of Dr. Prince entering into the agreement, EPIX agreed to pay him an upfront fee of $850,000 and royalties on sales of Vasovist consistent with a non-exclusive early stage academic license and agreed to deliver to him 132,000 shares of EPIX’s common stock, with a value of approximately $2.3 million based on the closing price of EPIX’s common stock on the date of the agreement. In addition, EPIX agreed to supply Dr. Prince with approximately $140,000 worth of Vasovist. If EPIX is unable to obtain a required license on acceptable terms, or are unable to design around these or any third-party patents, it may be unable to sell its products, which would have a material adverse effect on its business.

If EPIX fails to get adequate levels of reimbursement from third-party payors for its product candidates after they are approved in the United States and abroad, EPIX may have difficulty commercializing its product candidates.
      EPIX believes that reimbursement in the future will be subject to increased restrictions, both in the United States and in foreign markets. EPIX believes that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the health care industry, both foreign and domestic, to reduce the cost of products and services, including products offered by it. There can be no assurance, in either the United States or foreign markets, that third-party reimbursement will be available or adequate, that current reimbursement amounts will not be decreased in the future or that future legislation, regulation, or reimbursement policies of third-party payors will not otherwise adversely affect the demand for EPIX’s product candidates or its ability to sell its product candidates on a profitable basis, particularly if MRI exams enhanced with EPIX’s contrast agents are more expensive than competing vascular imaging techniques that are equally effective. The unavailability or inadequacy of third-party payor coverage or reimbursement could have a material adverse effect on EPIX’s business, financial condition and results of operations.
      EPIX could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors, particularly to the extent any such changes affect reimbursement for procedures in which its product candidates would be used. Failure by physicians, hospitals and other users of EPIX’s product candidate to obtain sufficient reimbursement from third-party payors for the procedures in which EPIX’s product candidate would be used or adverse changes in governmental and private third-party payors’ policies toward reimbursement for such procedures may have a material adverse effect on EPIX’s ability to market its product candidate and, consequently, it could have an adverse effect on EPIX’s business, financial condition and results of operations. If EPIX obtains the necessary foreign regulatory approvals, market acceptance of its product candidates in international markets would be dependent, in part, upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored health care and private insurance. EPIX and its strategic partners intend to seek international reimbursement approvals, although EPIX cannot assure you that any such approvals will be obtained in a timely manner, if at all, and failure to receive international reimbursement approvals could have an adverse effect on market acceptance of EPIX’s product candidate in the international markets in which such approvals are sought.

If EPIX is unable to attract and retain key management and other personnel, it would hurt EPIX’s ability to compete.
      EPIX’s future business and operating results depend in significant part upon its ability to attract and retain qualified directors, senior management and key technical personnel. In September 2005, the EPIX board of directors appointed Michael J. Astrue as Interim Chief Executive Officer. Mr. Astrue replaced Michael Webb, who resigned from EPIX and its board of directors in September 2005. Mr. Astrue resigned as Interim Chief Executive Officer on May 5, 2006. In addition, EPIX’s Chief Financial Officer resigned in July 2005. Andrew C.G. Uprichard, M.D., EPIX’s President and Chief Operating Officer, is currently acting as EPIX’s principal executive officer and EPIX currently has no Chief Financial Officer and its Executive Director, Finance, is currently serving as its principal financial and accounting officer. In addition, Mr. Pelletier and EPIX have agreed that Mr. Pelletier will resign as EPIX’s Executive Director of Finance in August 2006. Christopher F.O. Gabrieli, the Chairman of the EPIX board of directors, is a candidate for the Governor of the Commonwealth of Massachusetts, the general election for which is scheduled in November 2006. If elected, Mr. Gabrieli will step down from the EPIX board of directors. EPIX’s inability to attract and retain qualified individuals to these positions and others, the loss of any of EPIX’s key management and other personnel, or their failure to perform their current positions could have a material adverse effect on EPIX’s business, financial condition and results of operations, and its ability to achieve its business objectives or to operate or compete in its industry may be seriously impaired. Competition for personnel is intense and EPIX may not be successful in attracting or retaining such personnel. If EPIX were to lose these employees to its competition, it could spend a significant amount of time and resources to replace them, which would impair its research and development or commercialization efforts. If the merger is not consummated, EPIX must compete with companies that have greater resources and/or superior product candidates or products to rebuild its senior management team and attract other personnel.

Business Risks

EPIX currently depends on its strategic collaborators for support in product development and the regulatory approval process and, in the future, will depend on them for product marketing support as well. These efforts could be materially harmed if EPIX experiences problems with its collaborators.
      EPIX depends on strategic collaborators for support in product development and the regulatory approval process as well as a variety of other activities including manufacturing, marketing and distribution of its product candidate in the United States and abroad, when, and if, the FDA and corresponding foreign agencies approve its product candidates for marketing. To date, EPIX has entered into strategic alliances and collaborations with Schering AG, Tyco/ Mallinckrodt, GE Healthcare, Philips Medical Systems and Siemens Medical Systems. Four of EPIX’s key agreements include three collaboration agreements with Schering AG to perform joint research and to develop and commercialize Vasovist, EP-2104R and other MRI vascular agents worldwide, and an agreement with Tyco/ Mallinckrodt granting Tyco/ Mallinckrodt rights to enter into an agreement with Schering AG to manufacture Vasovist for clinical development and commercial use. EPIX may not receive milestone payments from these alliances should Vasovist or EP-2104R fail to meet certain performance targets in development and commercialization. Further, EPIX’s receipt of revenues from strategic alliances is affected by the level of efforts of its collaborators. EPIX’s collaborators may not devote the resources necessary to complete development and commence marketing of Vasovist, EP-2104R or other product candidates in their respective territories, or they may not successfully market Vasovist, EP-2104R or other product candidates. In addition, Schering AG and Tyco/ Mallinckrodt currently manufacture imaging agents for other technologies that will compete against Vasovist, and Schering AG will be responsible for setting the price of the product candidate worldwide. Accordingly, Schering AG may not set prices in a manner that maximizes revenues for EPIX. EPIX’s failure to receive future milestone payments, or a reduction or discontinuance of efforts by its partners would have a material adverse effect on EPIX’s business, financial condition and results of operations.
      Furthermore, EPIX’s collaboration agreement with Schering AG may be terminated early under certain circumstances, including if there is a material breach of the agreement by either party. In October 2005, EPIX announced that it had entered into an amendment to its research collaboration agreement with Schering AG. This amendment narrowed the definition of the field of collaboration to exclude from the research collaboration certain specific types of imaging technology, including certain nanotechnology-based imaging agents. This research collaboration concluded in May 2006. EPIX is in discussions, and expects to continue discussions, with Schering AG regarding the disposition of the research products under this research collaboration. While the research agreement is separate from EPIX’s agreement with

Schering AG relating to Vasovist and EP-2104R, EPIX cannot predict how the disposition or winding down of the individual research programs will occur, or whether it will be able to take forward any of these research programs itself or find alternative partners for these programs.
      In addition, EPIX intends to seek additional collaborations with third parties who may negotiate provisions that allow them to terminate their agreements with EPIX prior to the expiration of the negotiated term under certain circumstances. EPIX is substantially dependent upon Schering AG to commercialize Vasovist, EPIX’s lead product candidate, in the United states and Europe. If Schering AG or any other third-party collaborator were to terminate its agreements with EPIX, if EPIX is unable to negotiate an acceptable agreement with Schering AG relating to a new research agreement or if Schering AG or any other third-party collaborator otherwise fail to perform its obligations under EPIX’s collaboration or to complete them in a timely manner, EPIX could lose significant revenue. If EPIX is unable to enter into future strategic alliances with capable partners on commercially reasonable terms, it may delay the development and commercialization of future product candidates and could possibly postpone them indefinitely.
      In addition, Bayer AG recently extended an offer to acquire all of the outstanding shares of Schering AG. Although EPIX has not yet determined the impact this acquisition may have on its relationship with Schering AG or the marketing of Vasovist, if the strategy of Bayer AG and Schering AG after the acquisition differs from that of Schering AG’s current strategy with respect to the marketing of Vasovist, EPIX’s expectations regarding the marketing of Vasovist could be negatively impacted which could have a material adverse effect on EPIX’s business.
      In addition, EPIX relies on certain of its collaborators, such as GE Healthcare, Siemens Medical Systems and Philips Medical Systems, to develop software that can be used to enhance or suppress veins or arteries from Vasovist-enhanced magnetic resonance angiography images. Although not required for clinical use of Vasovist, the ability to separate veins from arteries using Vasovist-enhanced magnetic resonance angiography may be useful to clinicians in reading Vasovist-enhanced images for the evaluation of vascular disease. Therefore, if EPIX’s collaborators do not develop or implement the required software successfully, some clinicians may not be able to easily interpret the information provided from Vasovist-enhanced images and may not be inclined to use the product candidate. EPIX’s inability to market Vasovist successfully to clinicians would have a material adverse effect on EPIX’s business.

EPIX’s stock price is volatile. It is possible that you may lose all or part of your investment.
      The market prices of the capital stock of medical technology companies have historically been very volatile and the market price of the shares of EPIX’s common stock fluctuates. The market price of EPIX’s common stock is affected by numerous factors, including:

•	actual or anticipated fluctuations in EPIX’s operating results;

•	announcements of technological innovation or new commercial products by EPIX or its competitors;

•	new collaborations entered into by EPIX or its competitors;

•	developments with respect to proprietary rights, including patent and litigation matters;

•	results of pre-clinical studies and clinical trials;

•	the timing of EPIX’s achievement of regulatory milestones;

•	conditions and trends in the pharmaceutical and other technology industries;

•	adoption of new accounting standards affecting such industries;

•	changes in financial estimates by securities analysts;

•	perceptions of the value of corporate transactions; and

•	degree of trading liquidity in EPIX’s common stock and general market conditions.
      During the period from January 1, 2006 through May 15, 2006, the closing price of EPIX’s common stock ranged from $5.02 to $3.09. The last reported closing price for EPIX’s common stock on March 31, 2006, the last trading day before the public announcement of the merger, was $3.50 and it was $3.12 on May 15, 2006. Significant declines in the price of EPIX’s common stock could impede EPIX’s ability to obtain additional capital, attract and retain qualified employees and reduce the liquidity of its common stock.
      In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of similarly staged companies. These broad market fluctuations may adversely affect the market price of EPIX’s common stock. In the past, following periods of volatility in the market price of a particular company’s securities, shareholders have often brought class action securities litigation against that company. Such litigation could result in substantial costs and a diversion of management’s attention and resources. For example, in January 2005, a securities class action was filed in U.S. District Court for the District of Massachusetts against EPIX and certain of its officers on behalf of persons who purchased EPIX’s common stock between July 10, 2003 and January 14, 2005. The complaint alleged that EPIX and the other defendants violated the Securities Exchange Act of 1934, as amended, by issuing a series of materially false and misleading statements to the market throughout the class period, which statements had the effect of artificially inflating the market price of EPIX’s securities. In January 2006, the U.S. District Court for the District of Massachusetts granted EPIX’s Motion to Dismiss for Failure to Prosecute the shareholder class action lawsuit against EPIX. The dismissal was issued without prejudice after a hearing, which dismissal does not prevent another suit to be brought based on the same claims.

EPIX has never generated revenues from commercial sales of its product candidates.
      EPIX currently has one product for sale in Europe and it cannot guarantee that it will ever have additional marketable product candidates. Vasovist was approved for commercial sale in Europe in October 2005 and is currently being marketed in Europe by EPIX’s partner, Schering AG. If Schering AG fails to launch Vasovist in all European countries or fails to achieve significant sales, EPIX’s revenues could be materially harmed and EPIX may receive even less royalty income than it currently expects to receive. EPIX expects to receive a typical pharmaceutical royalty based on the sale of Vasovist by Schering AG in Europe. Even if Schering AG continues its launch of Vasovist and it is able to successfully market and sell Vasovist throughout Europe, EPIX does not expect any significant royalties for 2006 sales.

EPIX has never generated positive cash flow, and if EPIX fails to generate revenue, it will have a material adverse effect on its business.
      To date, EPIX has received revenues from payments made under licensing, royalty arrangements and product development and marketing agreements with strategic collaborators. In particular, EPIX’s revenue for the three months ended March 31, 2006 was $1.7 million and consisted of $1.1 million of product development revenue from Schering AG, $458,000 of royalty revenue related to the Bracco and Schering AG agreements, and $162,000 of license fee revenue related to the Schering AG, Tyco/ Mallinckrodt strategic collaborations and Bracco agreements. In addition to these sources of revenue, EPIX has financed its operations to date through public stock and debt offerings, private sales of equity securities and equipment lease financings.
      Although EPIX believes that it is currently in compliance with the terms of its collaboration and licensing agreements, the revenues derived from them are subject to fluctuation in timing and amount. EPIX may not receive anticipated revenue under its existing collaboration or licensing agreements, these agreements may be subject to disputes and, additionally, these agreements may be terminated upon certain circumstances. Therefore, to achieve profitable and sustainable operations, EPIX, alone or with others, must successfully develop, obtain regulatory approval for, introduce, market and sell products. EPIX may not receive revenue from the sale of any of its product candidates for the next several years because it, and its partners, may not:

•	successfully complete EPIX’s product development efforts;

•	obtain required regulatory approvals in a timely manner, if at all;

•	manufacture EPIX’s product candidates at an acceptable cost and with acceptable quality; or

•	successfully market any approved products.
      As a result, EPIX may never generate revenues from sales of its product candidates and its failure to generate positive cash flow could cause its business to fail.

EPIX anticipates future losses and may never become profitable.
      EPIX’s future financial results are uncertain. EPIX has experienced significant losses since it commenced operations in 1992. EPIX’s accumulated net losses as of March 31, 2006 were approximately $184.2 million. These losses have primarily resulted from expenses associated with EPIX’s research and development activities, including pre-clinical studies and clinical trials, and general and administrative expenses. EPIX anticipates that its research and development expenses will remain significant in the future and it expects to incur losses over at least the next several years as it continues its research and development efforts, pre-clinical testing and clinical trials and as it implements manufacturing, marketing and sales programs. In particular, EPIX may be required to conduct additional clinical trials in order to achieve FDA approval of Vasovist, which trials would be expensive and which could contribute to EPIX continuing to incur losses. As a result, EPIX cannot predict when it will become profitable, if at all, and if it does, it may not remain profitable for any substantial period of time. EPIX’s expenses after the merger may increase significantly as a result of the addition of Predix’s research and development and commercialization efforts. In addition, Predix’s independent accountants raised substantial doubts about Predix’s ability to continue as a going concern and EPIX will assume approximately $9.5 million in debt in connection with its acquisition of Predix. Therefore, the merger may also result in losses to be sustained over a longer period of time than EPIX would experience on its own without the acquisition of Predix and require EPIX to raise additional funds sooner than if it did not acquire Predix. If EPIX fails to achieve profitability within the timeframe expected by investors or if the acquisition of Predix and its research and development programs negatively impacts EPIX’s results of operations, the market price of its common stock may decline and consequently its business may not be sustainable.

If the market does not accept EPIX’s technology and product candidates, EPIX may not generate sufficient revenues to achieve or maintain profitability.
      The commercial success of Vasovist and EPIX’s other product candidates, even if approved for marketing by the FDA and corresponding foreign agencies, depends on their acceptance by the medical community and third-party payors as clinically useful, cost-effective and safe. While contrast agents are currently used in an estimated 25% to 35% of all MRI exams, there are no MRI agents approved by the FDA for vascular imaging. Furthermore, clinical use of magnetic resonance angiography has been limited and use of magnetic resonance angiography for some vascular disease imaging has occurred mainly in research and academic centers. Market acceptance, and thus sales of EPIX’s products, will depend on several factors, including:

•	safety;

•	cost-effectiveness relative to alternative vascular imaging methods;

•	availability of third-party reimbursement;

•	ease of administration;

•	clinical efficacy; and

•	availability of competitive products.
      Market acceptance will also depend on EPIX’s ability and that of its strategic partners to educate the medical community and third-party payors about the benefits of diagnostic imaging with Vasovist-enhanced magnetic resonance angiography compared to imaging with other technologies. Vasovist represents a new approach to imaging the non-coronary vascular system, and market acceptance both of magnetic resonance angiography as an appropriate imaging technique for the non-coronary vascular system, and of Vasovist, is critical to EPIX’s success. If Vasovist or any of EPIX’s other product candidates, when and if commercialized, do not achieve market acceptance, EPIX may not generate sufficient revenues to achieve or maintain profitability.

EPIX may need to raise additional funds necessary to fund its operations, and if EPIX does not do so, it may not be able to implement its business plan.
      Since inception, EPIX has funded its operations primarily through its public offerings of common stock, private sales of equity securities, debt financing, equipment lease financings, product development revenue, and royalty and license payments from its strategic partners. Although EPIX believes that it has adequate funding for the foreseeable future, it may need to raise substantial additional funds for research, development and other expenses through equity or debt financings, strategic alliances or otherwise. EPIX’s future liquidity and capital requirements will depend upon numerous factors, including the following:

•	the progress and scope of clinical trials;

•	the timing and costs of filing future regulatory submissions;

•	the timing and costs required to receive both U.S. and foreign governmental approvals;

•	the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	the extent to which EPIX’s product candidates gain market acceptance;

•	the timing and costs of product introductions;

•	the extent of EPIX’s ongoing and any new research and development programs;

•	the costs of training physicians to become proficient with the use of EPIX’s product candidates; and

•	the costs of developing marketing and distribution capabilities.
      Based on EPIX’s current plans, expense rates, targeted timelines and its view regarding acceptance of Vasovist in the marketplace, EPIX estimates that cash, cash equivalents and marketable securities on hand as of March 31, 2006 will be sufficient to fund its operations for at least the next several years. However, EPIX premises this expectation on its current operating plan, which may change as a result of many factors, including the acquisition of Predix. Taking into consideration the acquisition of Predix and incorporating its research and development programs into the operations of EPIX, EPIX estimates that cash, cash equivalents and marketable securities on hand as of June 1, 2006, together with expected revenue from the sale of Vasovist and reimbursement of clinical trial costs by Schering AG, and the cash, cash equivalents and marketable securities acquired from Predix, will fund the combined company’s operations into 2008. If, however, EPIX considers other opportunities, changes its planned activities or is required to pay all or a substantial portion of the milestone payment in cash under the merger agreement, it may require additional funding before currently expected.

EPIX’s competitors may have greater financial resources, superior products or product candidates, manufacturing capabilities and/or marketing expertise, and EPIX may not be able to compete with them successfully.
      The healthcare industry is characterized by extensive research efforts and rapid technological change and there are several companies that are working to develop products similar to EPIX’s product candidates. However, there are a number of general use MRI agents approved for marketing in the United States. and in certain foreign markets that, if used or developed for magnetic resonance angiography, are likely to compete with Vasovist. Such products include Magnevist and Gadovist by Schering AG, Dotarem by Guerbet, S.A., Omniscan by GE Healthcare, ProHance and MultiHance by Bracco and OptiMARK by Tyco/ Mallinckrodt. EPIX is aware of five agents under clinical development that have been or are being evaluated for use in magnetic resonance angiography: Schering AG’s Gadomer and SHU555C, Guerbet’s Vistarem, Bracco’s B-22956/1, Ferropharm’s Code VSOP-C184, and Advanced Magnetics’ Ferumoxytol. EPIX cannot assure you that its competitors will not succeed in the future in developing products that are more effective than any that EPIX is developing. EPIX believes that its ability to compete in developing MRI contrast agents depends on a number of factors, including the success and timeliness with which it completes FDA trials, the breadth of applications, if any, for which its product candidates receive approval, and the effectiveness, cost, safety and ease of use of its product candidates in comparison to the products of its competitors. Public information on the status of clinical development and performance characteristics for these agents is limited. However, many of these competitors have substantially greater capital and other resources than EPIX does and may represent significant competition for EPIX. These companies may succeed in developing technologies and products that are more effective or less costly than any of those that EPIX may develop. In addition, these companies may be more successful than EPIX is in developing, manufacturing and marketing their products.
      Moreover, there are several well-established medical imaging methods that currently compete and will continue to compete with MRI, including digital subtraction angiography, which is an improved form of X-ray angiography, computed tomography angiography, nuclear medicine and ultrasound, and there are companies that are actively developing the capabilities of these competing methods to enhance their effectiveness in vascular system imaging.
      EPIX cannot guarantee that it will be able to compete successfully in the future, or that developments by others will not render Vasovist or its future product candidates obsolete or non-competitive, or that its collaborators or customers will not choose to use competing technologies or products. Any inability to compete successfully on EPIX’s part will have a materially adverse impact on its operating results.

Product liability claims could increase EPIX’s costs and adversely affect its results of operations.
      The clinical testing of EPIX’s products and the manufacturing and marketing of any approved products may expose EPIX to product liability claims and it may experience material product liability losses in the future. EPIX currently has limited product liability insurance for the use of its approved products and product candidates in clinical research, which is capped at $10.0 million, but its coverage may not continue to be available on terms acceptable to it or adequate for liabilities EPIX actually incur. EPIX does not have product liability insurance coverage for the commercial sale of its product candidates, but intends to obtain such coverage when and if EPIX commercializes its product candidates. However, EPIX may not be able to obtain adequate additional product liability insurance coverage on acceptable terms, if at all. A successful claim brought against EPIX in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against EPIX, may have a material adverse effect on EPIX’s business and results of operations.

EPIX significantly increased its leverage as a result of the sale of 3.0% Convertible Senior Notes due 2024.
      In connection with the sale of 3.0% Convertible Senior Notes due 2024, EPIX has incurred indebtedness of $100 million. In addition, holders of EPIX’s 3% Convertible Senior Notes due 2024 may require EPIX to repurchase these notes at par, plus accrued and unpaid interest, on June 15, 2011, 2014 and 2019. The amount of EPIX’s indebtedness could, among other things:

•	make it difficult for EPIX to make payments on the notes;

•	make it difficult for EPIX to obtain financing for working capital, acquisitions or other purposes on favorable terms, if at all;

•	make EPIX more vulnerable to industry downturns and competitive pressures; and

•	limit EPIX’s flexibility in planning for, or reacting to changes in, its business.
      EPIX’s ability to meet its debt service obligations will depend upon its future performance, which will be subject to regulatory approvals and sales of its products, as well as other financial and business factors affecting its operations, many of which are beyond EPIX’s control.

Certain anti-takeover clauses in EPIX’s charter and by-laws and in Delaware law may make an acquisition of EPIX more difficult.
      EPIX’s restated certificate of incorporation authorizes the EPIX board of directors to issue, without stockholder approval, up to 1,000,000 shares of preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of EPIX’s common stock. The issuance of preferred stock or of rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of preferred stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of EPIX’s common stock or limit the price that investors might be willing to pay for shares of EPIX’s common stock. The restated certificate of incorporation provides for staggered terms for the members of the EPIX board of directors. A staggered EPIX board of directors and certain provisions of EPIX’s by-laws and of the state of Delaware law applicable to EPIX could delay or make more difficult a merger, tender offer or proxy contest involving EPIX. EPIX is subject to Section 203 of the General Corporation Law of the State of Delaware, which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation’s outstanding voting stock for a period of three years from the date the stockholder becomes an interested stockholder. These provisions may have the effect of delaying or preventing a change in control of EPIX without action by the stockholders and, therefore, could adversely affect the price of EPIX’s stock.
Risks Relating to the Business of Predix and the Combined Company

Business Risks

If Predix does not obtain required regulatory approval of its drug candidates, Predix will be unable to market and sell Predix’s drug candidates.
      PRX-00023, PRX-03140, PRX-08066 and PRX-07034 and any other drug candidates Predix may discover or acquire and seek to commercialize are subject to extensive regulation by the FDA and similar regulatory agencies in other countries relating to development, clinical trials, manufacturing and commercialization. In the United States and in many foreign jurisdictions, rigorous pre-clinical testing and clinical trials and an extensive regulatory review process must be successfully completed before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. The time required to obtain approval by the FDA is unpredictable but typically exceeds five years following the commencement of clinical trials, depending upon many factors, including the complexity of the drug candidate. Predix initiated clinical trials for PRX-00023, PRX-03140 and PRX-08066 in February 2004, December 2004 and May 2005, respectively, and thus far, these drug candidates have been studied in only a small number of patients. In addition, a Phase I clinical trial for PRX-07034 recently commenced on June 2, 2006. Early-stage clinical trials in small numbers of patients are often not predictive of results in later-stage clinical trials with a larger and more diverse patient population. Even drug candidates with favorable results in late-stage pivotal clinical trials may fail to get approved for commercialization for many reasons, including:

•	Predix’s failure to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a drug candidate is safe and effective for a particular indication;

•	Predix’s inability to demonstrate that a drug candidate’s benefits outweigh its risks;

•	Predix’s inability to demonstrate that the drug candidate presents a significant advantage over existing therapies;

•	the FDA’s or comparable foreign regulatory authorities’ disagreement with the manner in which Predix and Predix’s collaborators interpret the data from pre-clinical studies or clinical trials;

•	the FDA’s or comparable foreign regulatory authorities’ failure to approve Predix’s manufacturing processes or facilities or the processes or facilities of Predix’s collaborators; or

•	a change in the approval policies or regulations of the FDA or comparable foreign regulatory authorities.
      It is possible that none of Predix’s drug candidates or any other drug candidates Predix may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for Predix to begin selling them.

Predix’s clinical trials may not yield results that will enable Predix to obtain regulatory approval for Predix’s drug candidates.
      Predix will only receive regulatory approval to commercialize a drug candidate if Predix can demonstrate to the satisfaction of the FDA or the applicable foreign regulatory agency, in well-designed and conducted clinical trials, that the drug candidate is safe and effective and otherwise meets the appropriate standards required for approval for a particular indication. Clinical trials are lengthy, complex and extremely expensive processes with uncertain results. Predix has limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including filing and prosecuting the applications necessary to gain approval by the FDA. To date, Predix has not completed a Phase III clinical trial or submitted an NDA to the FDA for any of its drug candidates. This limited experience may result in longer regulatory processes in connection with Predix’s efforts to obtain approval of its product candidates. In connection with the clinical trials for PRX-00023, PRX-03140 and PRX-08066 as well as the recently commenced Phase I clinical trial for PRX-07034 and any other drug candidate Predix may seek to develop in the future, Predix faces risks including that:

•	the drug candidate may not prove to be safe and efficacious;

•	the dosage form of the drug candidate may not deliver reproducible amounts of drug to patients;

•	patients may die or suffer other adverse effects for reasons that may or may not be related to the drug candidate being tested;

•	the results of later-stage clinical trials may not confirm the positive results of earlier trials;

•	the results may not meet the level of statistical significance required by the FDA or other regulatory agencies for approval; and

•	the FDA or other regulatory agencies may require additional or expanded trials.
      Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization. If Predix fails to demonstrate the safety and efficacy of Predix’s drug candidates, Predix will not be able to obtain the required regulatory approvals to commercialize these drug candidates. Furthermore, even if Predix does receive regulatory approval to market a commercial product, any such approval may be subject to limitations on the indicated uses for which Predix or a collaborator may market the product.

If Predix does not obtain additional financing, its ability to implement its business plan will be significantly harmed.
      Predix has incurred substantial losses to date and Predix expects to incur substantial losses for the foreseeable future. Predix has no current sources of material ongoing revenue. As of March 31, 2006, Predix had an accumulated deficit of approximately $129.8 million. As a result, Predix’s independent accountant has indicated that it has substantial doubts that Predix can continue as a going concern. To address this matter, Predix entered into a bridge financing agreement with certain of its shareholders, in which Predix issued notes totaling approximately $9.5 million. This bridge financing will increase the combined company’s outstanding debt obligations following the merger. In the event that the merger is not consummated, Predix will be required to raise additional capital in 2006 through the sale of debt or equity securities or through research and development collaborations to fund its operations for the next 12 months. There can be no assurance that any such financing will be available, or that Predix will be able to enter such collaborations, on favorable terms, if at all. Predix’s independent accountant’s going concern opinion may negatively affect Predix’s ability to raise additional funds. If Predix fails to raise sufficient capital, Predix will not be able to implement its business plan and may need to cease its operations.

Predix has never had commercially available products and, because all of Predix’s drug candidates are in early stages of development, there is a high risk of failure, and Predix may never succeed in developing marketable products or generating product revenue.
      Predix has never had any drug candidates receive regulatory approval for commercial sale. Predix’s most advanced drug candidate, PRX-00023, completed a Phase IIa clinical trial in July 2005, and Predix is expecting to complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for this drug candidate in the second half of 2006. Predix has three other clinical-stage drug candidates: PRX-03140 for the treatment of Alzheimer’s disease that is expected to enter Phase II clinical trials in the second half of 2006; PRX-08066 for the treatment of two types of pulmonary hypertension, which are pulmonary hypertension associated with chronic obstructive pulmonary disease that is expected to enter Phase II clinical trials in the second half of 2006, and pulmonary arterial hypertension; and PRX-07034 for the treatment of obesity and cognitive impairment, that commenced Phase I clinical testing on June 2, 2006. In addition, PRX-08066 has never been tested in patients with pulmonary arterial hypertension or pulmonary hypertension associated with chronic obstructive pulmonary disease and PRX-07034 has never been tested in patients with obesity and cognitive impairment. Predix does not expect to have any commercial products on the market for at least the next several years, if at all. Predix is exploring human diseases at the cellular level and attempting to develop drug candidates that regulate cellular processes. Trial and error is inherent in drug discovery and development, and Predix may fail at numerous stages along the way. Success in pre-clinical studies of a drug candidate may not be predictive of similar results in humans during clinical trials, and successful results from early clinical trials of a drug candidate may not be replicated in later clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. For example, Sanofi-Aventis recently discontinued the development of its product candidate for the treatment of Alzheimer’s disease designed to target the 5-HT4 protein receptor due to lack of efficacy. This compound is believed to have the same mechanism of action as PRX-03140, was more advanced in the clinic and was more potent in in vitro assays. Accordingly, the results from the completed and ongoing studies and trials for PRX-00023, PRX-03140, PRX-08066 and PRX-07034 may not be predictive of the results Predix may obtain in later-stage trials.

If clinical trials for Predix’s drug candidates are prolonged or delayed, Predix may be unable to commercialize Predix’s drug candidates on a timely basis, which would require Predix to incur additional costs and delay Predix’s receipt of any revenue from potential product sales.
      Predix may encounter problems with Predix’s completed, ongoing or planned clinical trials that will cause Predix or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of Predix’s ongoing and planned clinical trials and negatively impact Predix’s ability to obtain regulatory approval for, and to enter into collaborations, market and/or sell, a particular drug candidate, including Predix’s clinical-stage drug candidates PRX-00023, PRX-03140, PRX-08066 and PRX-07034:

•	conditions imposed on Predix by the FDA or any foreign regulatory authority regarding the scope or design of Predix’s clinical trials;

•	delays in obtaining, or Predix’s inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in Predix’s clinical trials;

•	delay in developing a clinical dosage form, insufficient supply or deficient quality of Predix’s drug candidates or other materials necessary to conduct Predix’s clinical trials;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical study;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical study;

•	serious and/or unexpected drug-related side effects experienced by subjects in clinical trials; or

•	failure of Predix’s third-party contractors or Predix’s investigators to comply with regulatory requirements or otherwise meet their contractual obligations to Predix in a timely manner.
      In addition, the number and complexity of clinical trials needed to achieve regulatory approval for Predix’s lead drug candidates, PRX-00023 for the treatment of generalized anxiety disorder and depression and PRX-03140 for the treatment of Alzheimer’s disease, could be significant. Achieving primary efficacy endpoints in these trials is difficult due to the significant placebo effect in these patient populations. In addition, the clinical path of PRX-00023 may be delayed because Predix has less clinical data and clinical experience with PRX-00023 than it would have had it followed the more common practice of conducting more than one Phase II clinical trial for PRX-00023. Instead, after meeting with the FDA regarding the design, endpoints and statistical plan of its Phase III clinical trial, Predix elected to progress PRX-00023 directly into Phase III development. In addition, Predix must also submit the results of a two-year carcinogenicity study of PRX-00023 prior to its approval. Predix has not yet initiated this study and intends to conduct this study prior to submitting an NDA to the FDA. If the clinical development of PRX-00023 is delayed as a result of these matters, additional requirements set forth by the FDA, including requirements related to confirming the correct dose for PRX-00023, or otherwise, the time and cost of the development of PRX-00023 could increase significantly.
      Predix’s clinical trials may not begin as planned, may need to be restructured, and may not be completed on schedule, if at all. Delays in Predix’s clinical trials may result in increased development costs for Predix’s drug candidates. In addition, if Predix’s clinical trials are delayed, Predix’s competitors may be able to bring product candidates to market before Predix does and the commercial viability of Predix’s drug candidates, including PRX-00023, PRX-03140, PRX-08066 and PRX-07034, could be significantly reduced.

If Predix encounters difficulties enrolling subjects in Predix’s clinical trials, or subjects drop out of trials in progress, Predix’s trials could be delayed or otherwise adversely affected.
      Clinical trials for Predix’s drug candidates require sufficient patient enrollment. Predix may not be able to enroll a sufficient number of qualified patients in a timely or cost-effective manner. For example,

Predix experienced difficulty in enrolling healthy elderly volunteers in Predix’s Phase I clinical trial for PRX-03140. Any future delays in patient enrollment could result in increased costs and longer development times. Enrollment of patients is affected by many factors, including:

•	the limited size of the patient population and the availability of commercial products for certain target indications, including pulmonary arterial hypertension and pulmonary hypertension associated with chronic obstructive pulmonary disease;

•	the nature and design of the trial protocol;

•	the proximity of patients to clinical sites;

•	the availability of other effective treatments for the relevant disease (whether approved or experimental);

•	the eligibility criteria for enrollment in Predix’s clinical trials;

•	perceived risks and benefits of the drug candidate under study; and

•	competing studies or trials.
      Predix’s failure to enroll patients in Predix’s clinical trials could delay the completion of these clinical trials. Furthermore, enrolled patients may drop out of Predix’s clinical trials, which could impair the validity or statistical significance of the clinical trials. In addition, the FDA could require Predix to conduct clinical trials with a larger number of subjects than Predix has projected for any of Predix’s drug candidates. If Predix has difficulty enrolling or retaining a sufficient number of patients to participate and complete Predix’s clinical trials as planned, Predix may need to delay or terminate ongoing or planned clinical trials. Delays in enrolling patients in Predix’s clinical trials or the withdrawal of subjects enrolled in Predix’s clinical trials would adversely affect Predix’s ability to develop and seek approval for Predix’s drug candidates, could delay or eliminate Predix’s ability to generate drug candidates and revenue and could impose significant additional costs on Predix.

Predix’s drug candidates are currently unformulated.
      All of Predix’s drug candidates, including its lead product candidate, PRX-00023, are currently unformulated. The lack of an optimized and commercially-viable formulation during clinical trials may have a significant impact in the overall development and commercialization of these drug candidates, including:

•	the current dosage may not provide reproducible amounts of drug;

•	the pharmaceutical development of a commercially viable formulation may add significant cost and time to Predix’s clinical development programs;

•	additional trials may be required if the new formulation is not bioequivalent to formulations already used in clinical trials;

•	future clinical trials may be delayed in order to identify, develop, optimize, manufacture and certify a commercially viable formulation; and

•	regulatory filings, and/or commercial launch may be delayed due to the lack of a commercial process for cGMP manufacturing of the new formulation.
      The occurrence of any of the foregoing could materially harm Predix’s business.

If Predix fails to obtain the additional capital necessary to fund Predix’s operations, Predix will be unable to successfully develop and commercialize Predix’s drug candidates.
      Predix will require substantial future capital to continue to complete clinical development and commercialize Predix’s clinical-stage drug candidates, PRX-00023, PRX-03140, PRX-08066 and PRX- 07034, and to conduct the research and development and clinical and regulatory activities necessary to bring other drug candidates to market. Predix’s future capital requirements will depend on many factors that are currently unknown to us, including:

•	the progress and results of Predix’s first Phase III clinical trial for PRX-00023 and any other trials Predix may initiate based on the results of this trial;

•	Predix’s ability to enter into a strategic collaboration, licensing or other arrangement, particularly with respect to PRX-00023, on terms favorable to Predix;

•	the progress and results of any future clinical trials Predix may initiate with PRX-03140 and PRX-08066 based on the Phase I results obtained to date;

•	the results of Predix’s pre-clinical studies and testing for Predix’s pre-clinical programs, and any decisions to initiate clinical trials if supported by the pre-clinical results;

•	the costs, timing and outcome of regulatory review of PRX-00023, PRX-03140, PRX-08066 and PRX-07034, and any pre-clinical drug candidates that progress to clinical trials;

•	the scope, progress, results and cost of pre-clinical development, manufacturing, pharmaceutical development, clinical trials and regulatory review of any new drug candidates Predix may discover or acquire;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Predix’s issued patents, and defending intellectual property-related claims;

•	the costs of establishing sales and marketing functions and of establishing commercial manufacturing arrangements if any of Predix’s drug candidates is approved;

•	the costs to satisfy Predix’s obligations under potential future collaborations; and

•	the timing, receipt and amount of sales or royalties, if any, from PRX-00023, PRX-03140, PRX-08066 and PRX-07034, and any other drug candidates.

      Predix cannot assure you that additional funds will be available when Predix needs them on terms that are acceptable to Predix, or at all. Companies at Predix’s stage of development have recently encountered difficulties raising money under current conditions in the capital markets. For example, Predix commenced, but did not successfully complete, an initial public offering of its common stock in 2005. If adequate funds are not available on a timely basis, Predix may be required to:

•	terminate or delay pre-clinical studies, manufacturing, pharmaceutical development, clinical trials or other development for one or more of Predix’s drug candidates, including the initiation of clinical development of PRX-00023 for a depression indication;

•	delay Predix’s establishment of sales and marketing capabilities or other activities that may be necessary to commercialize any of Predix’s drug candidates; or

•	curtail significant drug discovery programs that are designed to identify new drug candidates.
      Based on Predix’s current plans, expense rates, targeted timelines and its view regarding the progression of its product candidates through clinical trials, Predix estimates that cash, cash equivalents and marketable securities on hand as of June 1, 2006 will be sufficient to fund its operations through July 2006. As a result, there exists substantial doubt about Predix’s ability to continue as a going concern through December 31, 2006 without additional funding or the successful completion of the merger. However, Predix premises this expectation on its current operating plan, which may change as a result of many factors including its acquisition by EPIX and the access to EPIX’s cash, cash equivalents and marketable securities if the merger is completed. However, Predix may need additional funds sooner than planned. In addition, Predix may seek additional capital if market conditions permit or for strategic considerations even if Predix believes Predix has sufficient funds for Predix’s current or future operating plans.

Failure to comply with foreign regulatory requirements governing human clinical trials and marketing approval for drugs could prevent Predix from selling Predix’s drug candidates in foreign markets, which may adversely affect Predix’s operating results and financial condition.
      The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement for marketing Predix’s drug candidates outside the United States vary greatly from country to country and may require additional testing. Predix has no experience in obtaining foreign regulatory approvals. The time required to obtain approvals outside the United States may differ from that required to obtain FDA approval. Predix may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA. Failure to comply with these regulatory requirements or obtain required approvals could impair Predix’s ability to develop foreign markets for Predix’s drug candidates.

Predix’s drug candidates will remain subject to ongoing regulatory requirements even if they receive marketing approval, and if Predix fails to comply with requirements, Predix could lose these approvals and the sale of any approved commercial products could be temporarily or permanently suspended.
      Even if Predix receives regulatory approval to market a particular drug candidate, the product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. In addition, as clinical experience with a drug expands after approval because it is typically used by a greater number of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials. If Predix fails to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, Predix could be subject to administrative or judicially imposed sanctions or other setbacks, including:

•	restrictions on the products, manufacturers or manufacturing processes;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import bans;

•	product recalls and related publicity requirements;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.
      The imposition on Predix of any of the foregoing could materially harm Predix’s business.

Predix deals with hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how Predix does business.
      Predix’s activities may involve the controlled storage, use and disposal of a small amount of hazardous materials, including infectious agents, corrosive, explosive and flammable chemicals and various radioactive compounds. Predix is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. Although Predix is not currently, nor has it been, the subject of any investigations by a regulatory authority, it cannot assure you that it will not become the subject of any such investigation. Although Predix believes that Predix’s safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, Predix cannot eliminate the risk of accidental contamination or injury from these materials.
      In the event of an accident, state or federal authorities may curtail Predix’s use of these materials and interrupt Predix’s business operations. In addition, Predix could be liable for any civil damages that result, which may exceed Predix’s financial resources and may seriously harm Predix’s business. Due to the small amount of hazardous materials that Predix generates, Predix has determined that the cost to secure insurance coverage for environmental liability and toxic tort claims far exceeds the benefits. Accordingly, Predix does not maintain any insurance to cover pollution conditions or other extraordinary or unanticipated events relating to Predix’s use and disposal of hazardous materials. Additionally, an accident could damage, or force Predix to shut down, Predix’s operations. In addition, if Predix develops a manufacturing capacity, Predix may incur substantial costs to comply with environmental regulations and would be subject to the risk of accidental contamination or injury from the use of hazardous materials in Predix’s manufacturing process.

Predix is focusing Predix’s drug discovery and development efforts on G-Protein Coupled Receptor and ion channel-targeted drug candidates, which have historically had a high incidence of adverse side effects.
      Despite commercial success, many G-Protein Coupled Receptor, or GPCR, and ion channel-targeted drugs have been associated with a high incidence of adverse side effects due in part to poor selectivity in binding to their target protein, resulting in also binding to other “off-target” proteins. Predix believes it is designing its drug candidates to be more selective and to have a more favorable side-effect profile. However, all of Predix’s drug candidates are in early stages of development, and although Predix’s clinical drug candidates have to date exhibited acceptable side-effect profiles in clinical trials in a limited number of subjects, Predix cannot assure you that these results will be repeated in larger-scale trials. If serious side effects occur in later-stage clinical trials of Predix’s drug candidates, Predix may not receive regulatory approval to commercialize them. Even if any of Predix’s drug candidates receive regulatory approval, if they do not exhibit a more favorable side-effect profile than existing therapies, Predix’s competitive position could be substantially diminished.

The application of Predix’s in silico drug discovery technology and approach may be limited to a subset of therapeutically useful and ion channel proteins, which may reduce the opportunities to develop and commercialize drug candidates against other important therapeutic targets.
      To date, Predix’s technology and approach has generated clinical drug candidates, including PRX-00023, PRX-03140, PRX-08066 and PRX-07034, which mimic the activity of a small molecule, serotonin, within a class of G-Protein Coupled Receptors, or GPCRs, known as serotonergic receptors. The activity is achieved through binding of the ligand, serotonin, to a lipophilic region of the transmembrane spanning domain. These GPCRs and mechanisms of interaction represent a small subset of all known therapeutically-relevant GPCRs. The application of Predix’s in silico technology to other known therapeutically-relevant GPCR targets based on large molecule ligands, hydrophilic interactions or surface interactions is unknown. Ion channels can consist of multiple protein subunits that have complex and subtle mechanisms of activation and inactivation. Therefore, it may be difficult to apply Predix’s proprietary drug discovery technology to small-molecule ion channel programs. Although Predix believes that the in silico technology platform can be utilized and developed to discover such small molecules,

Predix cannot ensure that its in silico technology and approach will generate clinical candidates for all GPCRs and ion channels that are important targets for therapeutic intervention.

Predix may not be able to keep up with the rapid technological change in the biotechnology and pharmaceutical industries, which could make any of Predix’s future approved products obsolete and reduce Predix’s revenue.
      Biotechnology and related pharmaceutical technologies have undergone and continue to be subject to rapid and significant change. Predix’s future will depend in large part on Predix’s ability to maintain a competitive position with respect to these technologies. Predix believes that its proprietary drug discovery technology and approach enables structure-based discovery and optimization of certain G-Protein Coupled Receptor and ion channel-targeted drug candidates. However, Predix’s competitors may render Predix’s technologies obsolete by advances in existing GPCR and ion channel-targeted drug discovery approaches or the development of new or different approaches. In addition, any future products that Predix develops, including Predix’s clinical-stage drug candidates, PRX-00023, PRX-03140, PRX-08066 and PRX-07034 may become obsolete before Predix recovers expenses incurred in developing those products, which may require that Predix raise additional funds to continue Predix’s operations.

Predix’s competitors may develop products that are less expensive, safer or more effective, which may diminish or eliminate the commercial success of any future products that Predix may commercialize.
      Competition in the pharmaceutical and biotechnology industries is intense and expected to increase. Predix faces competition from pharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies engaged in drug discovery activities or funding, both in the United States and abroad. Some of these competitors have products or are pursuing the development of drug candidates that target the same diseases and conditions that are the focus of Predix’s three most advanced clinical-stage product candidates, including the following:

•	PRX-00023. If approved, PRX-00023, the drug candidate Predix is developing for the treatment of anxiety and depression, will compete with approved products from such pharmaceutical companies as Forest Laboratories, GlaxoSmithKline, Pfizer and Wyeth, and may compete with several drug candidates in clinical development from other companies, including Eli Lilly and MediciNova. Predix believes that there are over 35 drug candidates in clinical trials or that have been submitted for approval for the treatment of anxiety and over 45 drug candidates in clinical trials or that have been submitted for approval for the treatment of depression.

•	PRX-03140. If approved, PRX-03140, the drug candidate Predix is developing for the treatment of Alzheimer’s disease, will compete with approved products from such pharmaceutical companies as Forest Laboratories, Johnson & Johnson, Novartis and Pfizer, and may compete with several drug candidates in clinical development from other companies, including Myriad Genetics and Neurochem. Predix believes that there are over 60 drug candidates in clinical trials for the treatment of Alzheimer’s disease.

•	PRX-08066. If approved, PRX-08066, the drug candidate Predix is developing for the treatment of pulmonary hypertension, will compete with approved products from such pharmaceutical companies as Actelion, CoTherix, GlaxoSmithKline, Pfizer and United Therapeutics, and may compete with several drug candidates in clinical development by other companies such as Encysive Pharmaceuticals and Myogen. Predix believes that there are approximately ten drug candidates in clinical trials or that have been submitted for approval for the treatment of pulmonary arterial hypertension and/or pulmonary hypertension associated with chronic obstructive pulmonary disease.

      Many patents covering commercial products for these indications will expire within the next four to nine years, which will result in greater competition in these indications resulting from companies producing generic versions of the commercial drugs. In addition, many of Predix’s competitors and their collaborators have substantially greater capital, research and development resources, manufacturing, sales and marketing experience and capabilities. Smaller companies also may prove to be significant competitors, particularly through proprietary research discoveries and collaboration arrangements with large pharmaceutical and established biotechnology companies. Many of Predix’s competitors have products that have been approved or are in advanced development and may develop superior technologies or methods to identify and validate drug targets and to discover novel small-molecule drugs. Predix’s competitors, either alone or with their collaborators, may succeed in developing drugs that are more effective, safer, more affordable or more easily administered than Predix’s and may achieve patent protection or commercialize drugs sooner than Predix. Predix’s competitors may also develop alternative therapies that could further limit the market for any drugs that Predix may develop.

If a successful product liability claim or series of claims is brought against Predix for uninsured liabilities or in excess of insured liabilities, Predix could be forced to pay substantial damage awards.
      The use of any of Predix’s drug candidates in clinical trials, and the sale of any approved products, might expose Predix to substantial product liability claims. Predix currently maintains product liability insurance coverage in the amount of $10 million to cover Predix against such claims. However, such insurance coverage might not protect Predix against all of the claims to which Predix might become subject. Predix might not be able to maintain adequate insurance coverage at a reasonable cost or in sufficient amounts or scope to protect Predix against potential losses. If a claim is brought against Predix, Predix might be required to pay legal and other expenses to defend the claim, as well as uncovered damages awards resulting from a claim brought successfully against Predix. Furthermore, whether or not Predix is ultimately successful in defending any such claims, Predix might be required to direct significant financial and managerial resources to such defense and adverse publicity is likely to result.
                    Risks Relating to Predix’s Dependence on Third Parties

Predix relies on third parties to conduct Predix’s clinical trials, and those third-parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials.
      Predix does not have the ability to independently conduct clinical trials for Predix’s drug candidates, and Predix relies on third parties such as contract research organizations, medical institutions and clinical investigators to enroll qualified patients and conduct Predix’s clinical trials. Predix’s reliance on these third parties for clinical development activities reduces Predix’s control over these activities. Accordingly, these third-party contractors may not complete activities on schedule, or may not conduct Predix’s clinical trials in accordance with regulatory requirements or Predix’s trial design. To date, Predix believes Predix’s contract research organizations and other similar entities with which Predix is working have performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, Predix may be required to replace them. Although Predix believes that there are other third-party contractors Predix could engage to continue these activities, it may result in a delay of the affected trial. Accordingly, Predix’s efforts to obtain regulatory approvals for and commercialize Predix’s drug candidates may be delayed.

Predix’s drug candidates require significant biological testing, pre-clinical testing, manufacturing and pharmaceutical development expertise and investment. Predix relies primarily on external partners to complete these activities.
      Predix does not have in-house biological or pre-clinical testing capabilities. Therefore, it relies on third parties to perform in vitro potency, in vivo functional efficacy, animal toxicology and pharmacokinetics testing prior to advancing its product candidates into clinical trials. Predix also does not have internal expertise to scale up, manufacture or formulate its drug candidates. Predix currently relies solely on Johnson Matthey Pharma Services for its drug substance manufacturing and testing, and solely on Aptuit, Inc. for its drug product manufacturing and testing. If any of these third parties fail to fulfill their obligations to Predix or do not successfully compete the testing in a timely or acceptable manner, Predix’s drug development efforts could be negatively impacted and/or delayed.

If Predix does not establish a collaboration to further develop and commercialize PRX-00023 or other drug candidates, Predix may have to alter Predix’s development plans.
      Predix estimates that, from inception through March 31, 2006, its out-of-pocket payments to third parties for pre-clinical study support, clinical supplies and clinical trials associated with Predix’s three most advanced clinical-stage drug candidates, PRX-00023, PRX-03140 and PRX-08066, totaled approximately $29 million. Predix’s drug development programs and potential commercialization of Predix’s drug candidates will require substantial additional cash to fund expenses. Predix’s strategy includes collaborating with a leading pharmaceutical or biotechnology company to assist Predix in further developing and potentially commercializing PRX-00023 and its other drug candidates requiring large commercial sales and marketing infrastructures. Predix may also seek to enter into such collaborations for Predix’s other drug candidates, especially for target indications in which the potential collaborator has particular therapeutic expertise or that involve a large, primary care market that must be served by large sales and marketing organizations. Predix faces significant competition in seeking appropriate collaborators and these collaborations are complex and time-consuming to negotiate and document. Although Predix has had discussions with several prospective collaborative partners with respect to development programs, Predix does not currently have any agreement or arrangement with respect to any such collaboration. Predix may not be able to enter into any such collaboration on terms that are acceptable to Predix, or at all. If that were to occur, Predix may have to curtail the development of a particular drug candidate, reduce or delay its development program or one or more of Predix’s other development programs, delay its potential commercialization, or increase Predix’s expenditures and undertake development or commercialization activities at Predix’s own expense. If Predix elects to increase Predix’s expenditures to fund development or commercialization activities on Predix’s own, Predix will need to obtain additional capital, which may not be available to Predix on acceptable terms, or at all. If Predix does not obtain sufficient funds, Predix will not be able to complete clinical development of Predix’s drug candidates or bring Predix’s drug candidates to market and generate product revenue.

If physicians and patients do not accept Predix’s product candidates, Predix may be unable to generate significant revenue, if any.
      Even if PRX-00023, PRX-03140, PRX-08066 and PRX-07034, or any other drug candidates Predix may develop or acquire in the future, obtain regulatory approval, they may not gain market acceptance among physicians, healthcare payors, patients and the medical community. Physicians may elect not to recommend these drugs for a variety of reasons including:

•	timing of market introduction of competitive products;

•	lower demonstrated clinical safety and efficacy compared to other products;

•	lack of cost-effectiveness;

•	lack of availability of reimbursement from managed care plans and other third-party payors;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	other potential advantages of alternative treatment methods; and

•	ineffective marketing and distribution support.
      If Predix’s approved drugs, if any, fail to achieve market acceptance, Predix would not be able to generate significant revenue.

If the government and third-party payors fail to provide coverage and adequate payment rates for Predix’s product candidates, if any, Predix’s revenue and prospects for profitability will be harmed.
      In both domestic and foreign markets, Predix’s sales of any product candidates will depend in part upon the availability of reimbursement from third-party payors. Such third-party payors include government health programs such as Medicare, managed care providers, private health insurers and other organizations. These third-party payors are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage on which drugs they will pay for and the amounts that they will pay for new drugs. As a result, they may not cover or provide adequate payment for Predix’s drugs. Predix might need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future products to such payors’ satisfaction. Such studies might require Predix to commit a significant amount of management time and financial and other resources. Predix’s future products might not ultimately be considered cost-effective. Adequate third-party reimbursement might not be available to enable Predix to maintain price levels sufficient to realize an appropriate return on investment in product development.
      U.S. and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. For example, in some foreign markets, the government controls the pricing of prescription pharmaceuticals. In the United States, Predix expects that there will continue to be federal and state proposals to implement similar governmental controls. In addition, recent changes in the Medicare program and increasing emphasis on managed care in the United States will continue to put pressure on pharmaceutical product pricing. Cost control initiatives could decrease the price that Predix would receive for any products in the future, which would limit Predix’s revenue and profitability. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals might change before Predix’s drug candidates are approved for marketing. Adoption of such legislation could further limit reimbursement for pharmaceuticals.
                      Risks Relating to Predix’s Intellectual Property

If Predix’s patent position does not adequately protect Predix’s drug candidates or any future products, others could compete against Predix more directly, which would harm Predix’s business.
      As of May 15, 2006, Predix’s patent portfolio included a total of 17 pending patent applications in the United States as well as counterpart applications in certain foreign countries having composition of matter, method of use and process claims related to Predix’s programs. PRX-00023 is the subject of one pending patent application filed in 20 jurisdictions since 2004. PRX-03140 is the subject of three pending patent applications filed in six jurisdictions since 2004. PRX-08066 is covered in U.S. Patent 7,030,240. The patent claims cover PRX-08066 and related compounds. This patent expires in 2023. Two pending patent applications are directed to other aspects of Predix’s 5-HT2B drug development program, from which PRX-08066 was delivered. PRX-07034 is the subject of two pending patent applications filed in two jurisdictions. Physiome Sciences, Inc., a predecessor of Predix, received U.S. Patent 5,947,899, which covers a computational system and method for modeling the heart. This patent expires in 2016. Predix’s commercial success will depend in part on Predix’s ability to cause patents to issue on these applications, obtain additional patents and protect Predix’s existing patent position as well as Predix’s ability to maintain adequate protection of other intellectual property for Predix’s technologies, drug candidates and any future products in the United States and other countries. If Predix does not adequately protect Predix’s intellectual property, competitors may be able to use Predix’s technologies and erode or negate any competitive advantage Predix may have, which could harm Predix’s business and ability to achieve profitability. Patents may also issue to third parties which could interfere with Predix’s ability to bring one or more of Predix’s drug candidates to market. The laws of some foreign countries do not protect Predix’s proprietary rights to the same extent as the laws of the United States, and Predix may encounter significant problems in protecting Predix’s proprietary rights in these countries.
      The patent positions of biotechnology and pharmaceutical companies, including Predix’s patent position, involve complex legal and factual questions, and, therefore, any patents issued to Predix may be challenged, deemed unenforceable, invalidated or circumvented. Predix will be able to protect Predix’s proprietary rights from unauthorized use by third parties only to the extent that Predix’s proprietary technologies, drug candidates, and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

      The degree of future protection for Predix’s proprietary rights is uncertain, and Predix cannot ensure that:

•	Predix or Predix’s licensors were the first to make the inventions covered by each of Predix’s pending patent applications;

•	Predix or Predix’s licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of Predix’s technologies;

•	any of Predix’s or Predix’s licensors’ pending patent applications will result in issued patents;

•	any of Predix’s or Predix’s licensors’ patents will be valid or enforceable;

•	any patents issued to Predix or Predix’s licensors and collaborators will provide a basis for commercially viable products, will provide Predix with any competitive advantages or will not be challenged by third parties;

•	Predix will develop additional proprietary technologies or drug candidates that are patentable; or

•	the patents of others will not have an adverse effect on Predix’s business.

Predix may be unable to adequately prevent disclosure of trade secrets and other proprietary information.
      Predix relies on trade secrets to protect Predix’s proprietary technologies, including Predix’s G-Protein Coupled Receptor and ion channel structures, especially where Predix does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Predix relies in part on confidentiality agreements with Predix’s employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect Predix’s trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy if unauthorized disclosure of confidential information occurs. In addition, others may independently discover Predix’s trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Predix’s proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect Predix’s competitive business position. Predix relies on trade secrets and confidentiality in particular with respect to Predix’s drug discovery technology and any future competitive advantage provided by it. Predix may not enjoy any such competitive advantage if Predix is not able to effectively maintain and enforce any trade secret rights relating to Predix’s drug discovery technology.

Litigation or other proceedings or third-party claims of intellectual property infringement would require Predix to spend time and money and could prevent Predix from developing or commercializing Predix’s drug candidates.
      Predix’s commercial success will depend in part on not infringing the patents and proprietary rights of other parties. Although Predix is not currently aware of any litigation or other proceedings or third-party claims of intellectual property infringement related to Predix’s drug candidates, the pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may obtain patents in the future and claim that Predix’s use of technologies infringes these patents or that Predix is employing their proprietary technology without authorization. If another party claims Predix is infringing or misappropriating its technology, Predix could:

•	be required to defend a lawsuit, which is very expensive and time consuming, even if Predix ultimately prevails;

•	be required to defend against an interference proceeding in the United States Patent and Trademark Office, which can also be very expensive and time consuming, regardless of the outcome;

•	receive an adverse decision in a lawsuit or in an interference proceeding resulting in the loss of some or all of Predix’s rights to Predix’s intellectual property, drug products or drug candidates;

•	be required to pay a large sum for damages, including possible punitive damages, if Predix is found to be infringing;

•	be prohibited from developing, making, using, selling or offering for sale Predix’s drug candidates until Predix obtains a license from the infringed party, and this license may not be granted to Predix at all or may not be granted on satisfactory terms; and

•	be forced to develop non-infringing products, technologies and methods which, even if possible, could require substantial additional capital, could necessitate additional regulatory approval and could delay commercialization.
      Although Predix has not received any communications from third parties challenging Predix’s patents or patent applications covering Predix’s drug candidates to date, third parties may challenge Predix’s rights to, or the scope or validity of, Predix’s patents.

Predix may be subject to claims that Predix or Predix’s employees have wrongfully used or disclosed alleged trade secrets of their former employers.
      As is commonplace in Predix’s industry, Predix employs individuals who were previously employed at other biotechnology or pharmaceutical companies, including Predix’s potential competitors. Predix may be subject to claims that these employees or Predix has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if Predix is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Relating to Predix’s Israel Operations

Political and military instability and other factors may adversely affect Predix’s operations in Israel.
      Predix has significant operations in Israel and regional instability, military conditions, terrorist attacks, security concerns and other factors in Israel may directly affect these operations. Predix’s employees in Israel are primarily computational chemists and are responsible for the computational chemistry for all of Predix’s discovery stage programs. Accordingly, any disruption in Predix’s Israeli operations could adversely affect Predix’s ability to advance Predix’s discovery stage programs into clinical trials. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel, and in particular since 2000, there has been an increased level of violence between Israel and the Palestinians. Any armed conflicts or political instability in the region could harm Predix’s operations in Israel. In addition, many of Predix’s employees in Israel are obligated to perform annual military reserve duty, and, in the event of a war, military or other conflict, Predix’s employees could be required to serve in the military for extended periods of time. Predix’s operations could be disrupted by the absence for a significant period of time of one or more of Predix’s key employees or a significant number of Predix’s other employees due to military service. Furthermore, several countries restrict business with Israel and Israeli companies, and these restrictive laws and policies could harm Predix’s business.

THE ANNUAL MEETING OF EPIX STOCKHOLDERS
Date, Time and Place
      The annual meeting of EPIX stockholders will be held on                          , 2006, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., commencing at 10:00 a.m., local time. We are sending this joint proxy statement/ prospectus to you in connection with the solicitation of proxies by the EPIX board of directors for use at the EPIX annual meeting and any adjournments or postponements of the annual meeting.
Purposes of the EPIX Annual Meeting
      The purposes of the EPIX annual meeting are:

1. To consider and vote upon the issuance of shares of EPIX common stock in the merger as contemplated by the Agreement and Plan of Merger, dated as of April 3, 2006, by and among EPIX Pharmaceuticals, Inc., EPIX Delaware, Inc., a wholly-owned subsidiary of EPIX, and Predix Pharmaceuticals Holdings, Inc., and approve the merger of Predix Pharmaceuticals Holdings, Inc. with and into EPIX Delaware, Inc.;

2. To approve an amendment to EPIX’s amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 40,000,000 shares to 100,000,000 shares, representing an additional 60,000,000 shares, which is necessary to provide EPIX with sufficient authorized shares of common stock to issue in connection with the merger, as described in this joint proxy statement/ prospectus;

3. To elect two directors for a three-year term to expire at the 2009 annual meeting of stockholders; provided, however, that, if the merger is completed, the EPIX board of directors will consist of the nine persons identified in this joint proxy statement/ prospectus;

4. To ratify the selection of Ernst & Young LLP as EPIX’s independent registered public accounting firm for the fiscal year ending December 31, 2006;

5. To consider and vote on a proposal to approve the adjournment of the annual meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the annual meeting to approve Proposal Nos. 1 and 2; and

6. To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.
Recommendation of EPIX’s Board of Directors
      THE EPIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF EPIX COMMON STOCK IN THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ISSUANCE. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF EPIX COMMON STOCK IN THE MERGER AND APPROVE THE MERGER.
      THE EPIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN AMENDMENT TO EPIX’S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 40,000,000 SHARES TO 100,000,000 SHARES, WHICH REPRESENTS AN ADDITIONAL 60,000,000 SHARES, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AMENDMENT. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE AN AMENDMENT TO EPIX’S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 40,000,000 SHARES

TO 100,000,000 SHARES. THE APPROVAL OF PROPOSAL NO. 2 IS NECESSARY TO ENABLE EPIX TO ISSUE THE REQUIRED NUMBER OF SHARES OF EPIX COMMON STOCK TO PREDIX STOCKHOLDERS, OPTION HOLDERS AND WARRANT HOLDERS IN CONNECTION WITH THE MERGER.
      THE EPIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ELECTION OF TWO DIRECTORS FOR A THREE-YEAR TERM TO EXPIRE AT THE 2009 ANNUAL MEETING OF STOCKHOLDERS IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO ELECT TWO DIRECTORS FOR A THREE-YEAR TERM TO EXPIRE AT THE 2009 ANNUAL MEETING OF STOCKHOLDERS PROVIDED, HOWEVER, THAT, IF THE MERGER IS COMPLETED, THE EPIX BOARD OF DIRECTORS WILL CONSIST OF THE NINE PERSONS IDENTIFIED IN THE ACCOMPANYING JOINT PROXY STATEMENT/ PROSPECTUS.
      THE EPIX BOARD OF DIRECTORS HAS DETERMINED THAT THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS EPIX’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH RATIFICATION. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS EPIX’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006.
      THE EPIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT ADJOURNING THE EPIX ANNUAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO ADJOURN THE EPIX ANNUAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2.
Record Date and Voting Power
      Only holders of record of EPIX common stock at the close of business on the record date, June 28, 2006, are entitled to notice of, and to vote at, the EPIX annual meeting. There were approximately                     holders of record of EPIX common stock at the close of business on the record date. Because many of such                     shares are held by brokers and other institutions on behalf of stockholders, EPIX is unable to estimate the total number of stockholders represented by these record holders. At the close of business on the record date, shares of EPIX common stock were issued and outstanding. Each share of EPIX common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See “EPIX Principal Stockholders” for information regarding persons known to the management of EPIX to be the beneficial owners of more than 5% of the outstanding shares of EPIX common stock.
Voting and Revocation of Proxies
      The proxy accompanying this joint proxy statement/ prospectus is solicited on behalf of the EPIX board of directors for use at the EPIX annual meeting.
      If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the annual meeting and we will give you a ballot when you arrive.

•	To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

•	To vote over the telephone, dial toll-free using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time on , 2006 to be counted.

•	To vote on the Internet, go to to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time on , 2006 to be counted.
      All properly executed proxies that are not revoked will be voted at the EPIX annual meeting and at any adjournments or postponements of the annual meeting in accordance with the instructions contained in the proxy. If a holder of EPIX common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve the issuance of shares of EPIX common stock in the merger and to approve the merger; “FOR Proposal No. 2 to approve an amendment to EPIX’s restated certificate of incorporation to increase the number of authorized shares of common stock from 40,000,000 shares to 100,000,000 shares, which represents an additional 60,000,000 shares; “FOR” Proposal No. 3 to elect two directors for a three-year term to expire at the 2009 annual meeting of stockholders; provided, however, that, if the merger is completed, the EPIX board of directors will consist of the nine persons identified in this joint proxy statement/ prospectus; “FOR” Proposal No. 4 to ratify the selection of Ernst & Young LLP as EPIX’s independent registered public accounting firm for the fiscal year ending December 31, 2006; and “FOR” Proposal No. 5 to adjourn the annual meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2 in accordance with the recommendation of the EPIX board of directors.
      An EPIX stockholder who has submitted a proxy may revoke it at any time before it is voted at the EPIX annual meeting by executing and returning a proxy bearing a later date, providing proxy instructions via the telephone or the Internet (your latest telephone or Internet proxy is counted), filing written notice of revocation with the Secretary of EPIX stating that the proxy is revoked or attending the annual meeting and voting in person.
Required Vote
      The presence, in person or by proxy, at the annual meeting of the holders of a majority of the shares of EPIX common stock outstanding and entitled to vote at the annual meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of the holders of a majority of the shares present at the EPIX annual meeting, whether in person or by proxy, is required for approval of Proposal Nos. 1, 4, 5 and 6 above. The affirmative vote of the holders of a majority of the outstanding common stock on the record date is required for approval of Proposal No. 2. The affirmative vote of a plurality of the votes cast in person or by proxy at the EPIX annual meeting is required for approval of Proposal No. 3.
      Votes will be counted by the inspector of election appointed for the meeting, who will separately count “For,” “Withhold” and “Against” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “Against” votes. Broker non-votes have no effect and will not be counted towards the vote total for Proposal Nos. 1, 3, 4, 5 and 6 and will have the same effect as “Against” votes with respect to Proposal No. 2.
      At the record date for the EPIX annual meeting, the directors and executive officers of EPIX owned approximately           % of the outstanding shares of EPIX common stock entitled to vote at the meeting.

Solicitation of Proxies
      In addition to solicitation by mail, the directors, officers, employees and agents of EPIX may solicit proxies from EPIX’s stockholders by personal interview, telephone, telegram or otherwise. EPIX will bear the costs of the solicitation of proxies from its stockholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of EPIX common stock for the forwarding of solicitation materials to the beneficial owners of EPIX common stock. EPIX will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.
Other Matters
      As of the date of this joint proxy statement/ prospectus, the EPIX board of directors does not know of any business to be presented at the EPIX annual meeting other than as set forth in the notice accompanying this joint proxy statement/ prospectus. If any other matters should properly come before the annual meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE SPECIAL MEETING OF PREDIX STOCKHOLDERS
Date, Time and Place
      The special meeting of Predix stockholders will be held on                , 2006, at the offices of Goodwin Procter LLP, One Exchange Place, Boston, Massachusetts, commencing at 9:00 a.m., local time. We are sending this joint proxy statement/ prospectus to you in connection with the solicitation of proxies by the Predix board of directors for use at the Predix special meeting and any adjournments or postponements of the special meeting.
Purposes of the Predix Special Meeting
      The purposes of the Predix special meeting are:

1. To consider and vote upon Proposal No. 1 to approve and adopt the merger agreement and approve of the merger.

2. To consider and vote on Proposal No. 2 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

3. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.
Recommendations of Predix’s Board of Directors
      THE PREDIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, PREDIX AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER AND THE MERGER AGREEMENT. THE PREDIX BOARD OF DIRECTORS RECOMMENDS THAT PREDIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE OF THE MERGER.
      THE PREDIX BOARD OF DIRECTORS HAS CONCLUDED THAT THE PROPOSAL TO ADJOURN THE PREDIX SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE FOREGOING PROPOSAL NO. 1 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, PREDIX AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. ACCORDINGLY, THE PREDIX BOARD OF DIRECTORS RECOMMENDS THAT PREDIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO ADJOURN THE PREDIX SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NO. 1.
Record Date and Voting Power
      Only holders of record of Predix common stock and holders of record of Predix preferred stock at the close of business on the record date, June 28, 2006, are entitled to notice of, and to vote at, the Predix special meeting. Each share of Predix common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. The shares of Predix preferred stock entitle the holder thereof to one vote for each share of common stock into which such shares of preferred stock are convertible. The outstanding shares of Predix preferred stock currently convert into common stock on an 18-to-1 basis. There were 118 holders of record of Predix common stock with                      shares of common stock issued and outstanding, 63 holders of record of Predix preferred stock, with 273,203,492 shares of Predix preferred stock, which are convertible into 15,177,898 shares of Predix common stock, issued and outstanding at the close of business on the record date. See “Predix Principal Stockholders” for information regarding persons known to the management of Predix to be the beneficial owners of more than 5% of the outstanding shares of Predix capital stock.

Voting and Revocation of Proxies
      The proxy accompanying this joint proxy statement/ prospectus is solicited on behalf of the Predix board of directors for use at the Predix special meeting.
      If you are a stockholder of record, you may vote in person at the Predix special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the special meeting and you will be given a ballot when you arrive.

•	To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to us before the special meeting, we will vote your shares as you direct.
      All properly executed proxies that are not revoked will be voted at the Predix special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a holder of Predix common stock or preferred stock executes and returns a proxy and does not specify otherwise, the shares represented by the proxy will be voted “FOR” Proposal No. 1 to approve and adopt the merger agreement and approve of the merger and “FOR” Proposal No. 2 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1, in accordance with the recommendation of the Predix board of directors.
      A Predix stockholder who has submitted a proxy may revoke it at any time before it is voted at the Predix special meeting by executing and returning a proxy bearing a later date, filing written notice of revocation with the Secretary of Predix stating that the proxy is revoked or attending the special meeting and voting in person.
Required Vote
      The presence, in person or by proxy, at the special meeting of the holders of a majority of the shares of Predix common and preferred stock outstanding (on an as-converted to Predix common stock basis) and entitled to vote at the Predix special meeting is necessary to constitute a quorum at the Predix special meeting. Approval of Proposal No. 1 requires the affirmative vote of the holders of: (a) a majority of the common stock and the preferred stock voting as a single class (on an as-converted to Predix common stock basis), (b) 60% of the Predix preferred stock voting as a single class (on an as-converted to Predix common stock basis) and (c) 66 2/3 % of the shares of Predix Series C preferred stock (on an as-converted to Predix common stock basis), in each case, outstanding on the record date. Abstentions will be counted towards a quorum and will have the same effect as negative votes on Proposal No. 1, but will not be counted for any purpose in determining whether Proposal No. 2 is approved.
      The following Predix stockholders entered into voting agreements with EPIX on April 3, 2006: Caduceus Private Investment, L.P., UBS PW Juniper Crossover Fund, L.L.C., Hare and Company FAO: Finsbury Worldwide Pharma, Yozma II (Israel) L.P., Yozma Venture Capital Ltd, YVC-Yozma Management & Investments Ltd., as trustee for Yozma II (B.V.I.) L.P., PCM Venture Capital L.P., Yamanouchi Venture Capital and PA International Limited. Each has agreed in the voting agreements to vote all shares of Predix common stock and preferred stock beneficially owned by each as of the record date in favor of the approval and adoption of the merger agreement and the approval of the merger. Each also granted EPIX an irrevocable proxy to vote their shares of Predix common stock and preferred stock in favor of the adoption of the merger agreement and the approval of the merger. Approximately 120,069 shares of Predix common stock and 6,769,289 shares of Predix preferred stock (on an as-converted to Predix common stock basis), which represents approximately 40% of the outstanding Predix voting stock and as of the record date, are subject to the voting agreements and irrevocable proxies. See “Voting Agreements.”

Solicitation of Proxies
      In addition to solicitation by mail, the directors, officers, employees and agents of Predix may solicit proxies from Predix stockholders by personal interview, telephone, telegram or otherwise. Predix will bear the costs of the solicitation of proxies from its stockholders.
Other Matters
      As of the date of this joint proxy statement/ prospectus, the Predix board of directors does not know of any business to be presented at the Predix special meeting other than as set forth in the notice accompanying this joint proxy statement/ prospectus. If any other matters should properly come before the special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER
      This section of the joint proxy statement/ prospectus describes the material aspects of the merger. While EPIX and Predix believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. For a more complete understanding of the merger, you should carefully read this entire joint proxy statement/ prospectus, the attached annexes and the other documents referred to in this joint proxy statement/ prospectus.
General Description of the Merger
      At the effective time of the merger, Predix will merge with and into EPIX Delaware, Inc., a wholly-owned subsidiary of EPIX, with EPIX Delaware, Inc. surviving the merger as a wholly-owned subsidiary of EPIX. Predix stockholders will receive shares of EPIX common stock in exchange for the shares of Predix stock they own. All options to purchase Predix common stock then outstanding granted under Predix’s 2003 Stock Incentive Plan and Physiome Sciences, Inc. 1997 Stock Option Plan, as amended, and all warrants to purchase Predix common stock or preferred stock then outstanding at the effective time of the merger shall be assumed by EPIX.
      The terms of the merger agreement provide for the issuance of EPIX common stock to Predix stockholders in exchange for all of the outstanding shares of Predix, with Predix stockholders receiving 1.239411 shares of EPIX common stock for each share of Predix common stock and preferred stock, on an as-converted to Predix common stock basis, that they hold. In approving the merger agreement, the holders of Predix preferred stock will be agreeing to accept the merger consideration as set forth in the merger agreement in lieu of any liquidation preferences that they would be entitled to under the Predix restated certificate of incorporation, as amended, prior to the consummation of the merger. Upon completion of the merger, EPIX stockholders will retain approximately 53%, and the former Predix stockholders will own approximately 47%, of outstanding shares of EPIX’s common stock, based on the number of shares of EPIX common stock and Predix common stock and preferred stock outstanding as of the date of the merger agreement.
      In addition, EPIX will make a milestone payment to Predix stockholders, option holders and warrant holders in the amount of $35 million upon the occurrence of certain events. EPIX may elect to make the milestone payment in cash or shares of EPIX common stock, or any combination thereof. The milestone payment will be allocated and paid to each Predix holder of record of Predix shares, options or warrants that they hold at the time of the merger, in each case, pro rata based upon the percentage of the initial merger consideration that such holder would have received at the time of the merger and assuming that, for the purpose of the milestone payment only, that each Predix warrant and option to purchase Predix shares (whether or not vested) was exercised in full immediately prior to the merger. In no event will the shares of EPIX common stock issuable at the effective time of the merger, including the shares of EPIX common stock issuable upon exercise of Predix options and warrants assumed by EPIX in the merger, exceed 49.99% of the outstanding EPIX common stock immediately after the effective time of the merger.
      Predix stockholders, option holders and warrant holders will be entitled to receive the milestone payment within 90 days following the occurrence, as determined by the non-Predix members of the combined company’s board of directors, whether before or after the consummation of the merger, of any of the following events on or before June 30, 2008:

•	receipt of statistically significant final results from a randomized, placebo- or active comparator- controlled, double-blinded Phase II or Phase III clinical trial of:

•	PRX-00023 for the treatment of generalized anxiety disorder, depression, attention deficit hyperactivity disorder or other neuropsychiatric disorder with at least 100 patients;

•	PRX-03140 for the treatment of Alzheimer’s disease or other cognitive disorders with at least 60 patients;

•	PRX-08066 for the treatment of pulmonary artery hypertension, chronic obstructive pulmonary disease or a different indication with at least 60 patients;

•	PRX-07034 for the treatment of obesity, cognitive disorders or a different indication with at least 60 patients; or

•	entering into a strategic partnership for any Predix drug candidate, which provides milestone and research funding payments of more than $50 million, of which $20 million must be received by June 30, 2008 in unrestricted cash through non-refundable license fees, research funding payments, and/or premiums paid in connection with an equity investment by the strategic partner within 60 days following entry into the strategic partnership.
      The milestone payment will be paid within 90 days after the achievement of a milestone event, at the option of the non-Predix members of the combined company’s board of directors, either:

•	in cash, shares of EPIX common stock or any combination thereof with the number of such shares to be issued determined based on the five-day average closing price of EPIX common stock on The NASDAQ National Market ending on the trading day that is ten days prior to the payment date; or

•	$20 million payable in accordance with the preceding bullet and $15 million payable on the date that is 12 months after the payment of the initial $20 million in shares of EPIX common stock, with the number of such shares to be issued determined based on 75% of the 30-day average closing price of EPIX common stock on The NASDAQ National Market ending on the trading day that is ten days prior to the payment date. If, as a result of the 49.99% limitation described below, the entire $15 million payment cannot be made in shares of EPIX common stock, the balance will be paid in cash plus interest calculated from the milestone payment date at the rate of 10% per year.

      In no event may the milestone be paid in shares of EPIX common stock to the extent that such shares would exceed 49.99% of the outstanding shares of EPIX common stock immediately after such milestone payment, when combined with all shares of EPIX common stock issued in the merger and issuable upon exercise of all Predix options and warrants assumed by EPIX in the merger. Additionally, the milestone will be paid in cash to the holders of Predix options and warrants assumed by EPIX in the merger.
Background of the Merger
      On September 14, 2005, the EPIX board of directors appointed Michael J. Astrue as Interim Chief Executive Officer. Mr. Astrue replaced Michael Webb, who resigned from EPIX and its board of directors after Mr. Webb and the EPIX board of directors came to the mutual decision that EPIX needed a change in leadership to help it execute its business plan in the diagnostic imaging field and define and pursue opportunities for growth beyond diagnostic imaging. Mr. Astrue was hired to, among other things, pursue opportunities for growth beyond the diagnostic imaging field and to assist the EPIX board of directors in the search for a permanent Chief Executive Officer.
      During the interview and recruitment process prior to his appointment as EPIX’s Interim Chief Executive Officer and continuing thereafter, Mr. Astrue had informal discussions with members of the EPIX board of directors about strategies for pursuing opportunities for growth beyond the diagnostic imaging field. After his appointment in September 2005, Mr. Astrue and the EPIX board of directors agreed to develop a list of companies with whom to discuss the possibility of a combination with EPIX. The criteria used to evaluate potential merger candidates included (a) the number of drug candidates such companies have in human clinical trials, (b) the quality and depth of management of the merger candidate, (c) the geographic location of such companies, with a clear preference given to Massachusetts-based or virtual companies, and (d) the avoidance of more speculative technologies. Based on these criteria, Mr. Astrue and the EPIX board of directors agreed to develop a list of potential merger candidates.

      During October 2005, EPIX identified approximately 30 companies that broadly matched these criteria. Of these, ten companies, including Predix, were prioritized as the companies that most closely matched these criteria. Each of the ten companies prioritized by EPIX had at least one product in clinical trials or expected to be in clinical trials within six months, was based in eastern Massachusetts, had technology that was not speculative based on a preliminary evaluation by EPIX’s management and ranged in value from approximately $30 million to $200 million, based on the estimates of EPIX’s management. The EPIX board of directors instructed EPIX’s management to review these companies more closely and asked EPIX’s management to arrange for representatives of these companies to meet the EPIX board of directors. Mr. Astrue and/or Sheila DeWitt, Ph.D., EPIX’s Vice President of Business Development and Strategic Planning, contacted each of these companies about the possibility of a combination with EPIX. Each of the companies contacted during this process was invited to make a presentation to the EPIX board of directors. As part of the process of contacting these companies, on October 23, 2005, Mr. Astrue telephoned Dr. Michael Kauffman, President and Chief Executive Officer of Predix. During this conversation Mr. Astrue and Dr. Kauffman discussed EPIX’s potential interest in acquiring Predix.
      In August 2005, Predix filed with the Securities and Exchange Commission a registration statement on Form S-1 covering the sale of $70,000,000 of Predix common stock in connection with its proposed initial public offering. In October 2005, Predix postponed the offering, and subsequently withdrew the registration statement. The withdrawal of the offering and the uncertainty of the public equity market required Predix to consider alternative capital-raising transactions, including combinations with other companies, strategic collaborations and private placements of debt or equity securities with existing or new investors that would result in sufficient capital, now and in the future, to fund Predix’s product development programs.
      In late September and early October 2005, EPIX engaged Dr. Neil Kirby and Dr. Michael Gilman as consultants to assist EPIX in its due diligence review of these companies, specifically to analyze each company’s product development plans and technology, respectively. Certain of EPIX’s existing consultants also assisted EPIX in its review of these companies.
      On October 25, 2005, Dr. Kauffman contacted Mr. Astrue via e-mail to indicate that Predix was interested in participating in EPIX’s process for evaluating potential merger candidates and accepted the invitation to present an overview of Predix’s business and technology to the EPIX board of directors.
      On October 27, 2005, the EPIX board of directors met to discuss the status of discussions with potential merger candidates. Three of the merger candidates made presentations to the EPIX board of directors at this meeting. These presentations included an overview of the presenting company’s business and technology as well as a rationale for a combination with EPIX.
      On October 28, 2005, EPIX and Predix entered into a confidentiality agreement.
      Throughout October and November 2005, EPIX conducted preliminary due diligence on each of the potential merger candidates.
      On November 1, 2005, EPIX engaged Chestnut Securities, Inc. to assist EPIX in evaluating the previously identified merger candidates and to explore other opportunities to diversify.
      Throughout November 2005, EPIX and Chestnut Securities had numerous discussions about the possibility of a combination of each previously identified merger candidate with EPIX.
      Throughout November and December 2005, Predix was also exploring a potential private placement of its securities and opportunities to enter into a strategic transaction with a public company with sufficient capital to fund its product development programs, and was conducting active discussions and due diligence with respect to such potential opportunities.
      On November 21, 2005, the EPIX board of directors again met to discuss the status of discussions with potential merger candidates. Five of the merger candidates, including Predix, made presentations to the EPIX board of directors regarding the possibility of a business combination between such companies and EPIX. On the basis of these presentations and the preliminary due diligence performed by EPIX’s management, the EPIX board of directors determined that Predix was an attractive merger candidate, and instructed EPIX’s management to continue discussions with Predix about the possibility of a combination of the two companies.
      On November 29, 2005, EPIX hired Philip Chase as Vice President and General Counsel to assist in the analysis, negotiation and potential consummation of a merger transaction.
      On November 29, 2005, the Predix board of directors met to discuss strategic alternatives following the withdrawal of Predix’s initial public offering, including a possible merger with another public biotechnology company candidate engaged in drug discovery.
      On November 29, 2005, Frederick Frank, Chairman of the Predix board of directors, telephoned Mr. Astrue to discuss the potential valuation of Predix. Specifically, Mr. Frank indicated that Predix believed that $175 million was an appropriate valuation of Predix.
      Between November 29, 2005 and April 3, 2006, Mr. Astrue and Christopher Gabrieli, Chairman of the EPIX board of directors, regularly discussed with Mr. Frank and Dr. Kauffman the proposed terms and structure of a potential merger between EPIX and Predix.
      On December 2, 2005, members of the EPIX board of directors met with members of EPIX management to discuss the status of negotiations between EPIX and potential partners.
      On December 2, 2005, EPIX engaged Health Advances to assist EPIX in conducting due diligence by analyzing the market potential of product candidates owned or licensed by potential merger candidates, including Predix.
      On December 13, 2005, Predix engaged Lehman Brothers as its financial advisor to advise Predix with regard to a potential business combination or other strategic transaction, including the transaction with EPIX, and, if requested by Predix, to participate in negotiations on Predix’s behalf.
      On December 14, 2005, Messrs. Astrue, Wirth and Gabrieli and Albert Holman of Chestnut Securities met with Dr. Kauffman and Mr. Frank and Jonathan Silverstein, a director of Predix, at Logan International Airport in Boston, Massachusetts to discuss the process EPIX intended to use for evaluating potential merger candidates and the range of possible valuations of Predix. In addition, there was substantial discussion about the form of consideration that EPIX would pay in a transaction and the structure of a transaction. EPIX and Predix also agreed to begin formal due diligence on one another.
      On December 15, 2005, the EPIX board of directors met to discuss the status of the discussions with the various potential merger candidates. Based on the previous presentations of the candidates to the EPIX board of directors and the EPIX board of directors’ evaluation of these merger candidates, the EPIX board of directors decided to narrow the list of potential merger candidates to four companies, of which Predix was one. The considerations relied on by the EPIX board of directors to narrow the list of potential acquisition candidates to four included excessive valuation expectations of the excluded parties, EPIX’s evaluation of technical and commercial feasibility of a potential partner’s drug candidates and the perceived quality of management of the potential partner. The EPIX board of directors instructed management to continue negotiations with Predix and three other companies identified as attractive merger candidates.
      On December 15, 2005, the Predix board of directors again met to discuss strategic alternatives available to Predix. The Predix board of directors discussed the potential advantages and disadvantages of either entering into a merger transaction with one of the two public company merger candidates, of which EPIX was one, being considered by Predix, or undertaking a private offering of Predix’s securities.
      Between December 15, 2005 and April 3, 2006, the management team of EPIX met regularly internally and with EPIX’s outside legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., and financial advisors, Chestnut Securities, and Needham & Company, LLC after their engagement on February 16, 2006, to discuss the status of on-going negotiations and due diligence with the merger candidates, including Predix.

      On December 19, 2005, Dr. Kauffman and other members of senior management of Predix presented a technical overview of Predix’s lead product candidates to Mr. Astrue and other members of EPIX’s management and consultants at EPIX’s offices in Cambridge, Massachusetts.
      On December 21, 2005, Dr. Kauffman contacted Mr. Gabrieli via e-mail to discuss the timing of a potential transaction and the possibility of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. beginning the preparation of the legal documentation, including a merger agreement, for the proposed transaction while the parties continued due diligence and discussions concerning structure and consideration.
      On December 29, 2005, Mr. Frank telephoned Mr. Astrue to continue discussions regarding the valuation of Predix and form of consideration to be paid by EPIX. Messrs. Astrue and Frank discussed whether the initially proposed $175 million valuation of Predix was appropriate.
      Between December 31, 2005 and April 3, 2006, the management of EPIX met regularly with Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chestnut Securities, and Needham & Company, LLC after their engagement on February 16, 2006, and the management of Predix met with their outside legal counsel, Goodwin Procter LLP, and Lehman Brothers to discuss the status of ongoing negotiations and due diligence. In addition, during the same period, representatives of Chestnut Securities and Lehman Brothers, regularly discussed the terms and structure of a potential merger between EPIX and Predix and performed and discussed due diligence.
      On January 6 and January 10, 2006, a team of EPIX’s management and representatives of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and Chestnut Securities performed due diligence at the offices of Goodwin Procter LLP in Boston, Massachusetts, and on January 9, 2006, a team of EPIX’s management and EPIX’s advisors performed additional technical due diligence at the offices of Predix in Lexington, Massachusetts.
      On January 12, 2006, Mr. Holman and Mr. Frank agreed that EPIX would pay most of the purchase price in stock. They also discussed the process for valuing EPIX and Predix for purposes of determining the consideration to be paid to Predix’s equity holders in a potential transaction. Specifically, Mr. Holman and Mr. Frank discussed using the market value of EPIX common stock at the time an agreement was signed for determining the value of consideration to be paid. Mr. Holman and Mr. Frank agreed that the parties needed to agree on a specific value for Predix, but did not discuss such value at that time.
      On January 20, 2006, Health Advances presented the EPIX board of directors and consultants a commercial analysis of Predix’s lead product candidate, PRX-00023, for the treatment of generalized anxiety disorder. This commercial analysis included an overview of the current market, competitive landscape and revenue projections. In addition, the EPIX board of directors discussed the potential terms of a transaction with Predix and instructed EPIX’s management and Chestnut Securities to continue to perform due diligence on Predix. In particular, the EPIX board of directors discussed the valuation of Predix. The EPIX board of directors noted that its valuation of Predix was predicated on Predix’s receipt of positive clinical data or the consummation of a substantial business development transaction. The EPIX board of directors discussed the possibility of including a milestone payment relating to significant clinical efficacy or consummation of a substantial business development transaction in the potential transaction.
      On January 24, 2006, management of EPIX and Health Advances and Dr. Kauffman and other members of Predix’s management and representatives of Chestnut Securities discussed the market size for generalized anxiety disorder and depression. After these discussions, EPIX decided to contact individuals identified by Predix and to engage independent experts to assist the EPIX board of directors to accurately estimate the potential market size for treatments for both generalized anxiety disorder and depression.
      After these discussions, EPIX engaged Dr. Maurizio Fava and Dr. Jerrold Rosenbaum to assist it in analyzing the potential safety and efficacy profile of PRX-00023 and Dr. Brad Hyman to assist it in analyzing the potential safety and efficacy profile of Predix’s second product candidate, PRX-03140 for the treatment of Alzheimer’s disease.

      On January 30 and January 31, 2006, representatives of EPIX and Predix discussed outstanding due diligence items, including the status of discussions between Predix and potential out-licensing partners for Predix’s product candidates and the status of potential in-licensing opportunities for EPIX.
      On February 1, 2006, Dr. Kauffman and members of Predix’s management met with representatives of Health Advances at the offices of EPIX in Cambridge, Massachusetts to discuss Health Advances’ assessment of the generalized anxiety disorder market. Mr. Astrue and other members of EPIX’s management and EPIX advisors were also present.
      On February 7, 2006, several members of Predix’s management conducted due diligence of EPIX at the offices of EPIX in Cambridge, Massachusetts. Messrs. Chase and Holman separately discussed with Dr. Kauffman the possibility of Dr. Kauffman addressing the EPIX board of directors regarding Predix’s lead product candidates and the market potential of PRX-00023 in each of generalized anxiety disorder and depression.
      Between February 6 and February 9, 2006, representatives of Lehman Brothers had several discussions with representatives of EPIX regarding the proposed terms of the potential transaction. During this time, Messrs. Gabrieli and Frank also discussed the valuation of Predix. Mr. Gabrieli proposed total consideration, including contingent payments, of approximately $120 million to $125 million and Mr. Frank indicated that Predix believed that total consideration, including contingent payments, of approximately $130 million to $135 million was appropriate. Messrs. Gabrieli and Frank agreed to make some portion of the consideration to be paid to Predix equity holders contingent on the receipt of positive clinical data or the consummation of a substantial business development transaction although they continued to discuss what portion of the total consideration should be contingent. Other topics of discussion included the upcoming board of directors’ meetings of EPIX and Predix, including a discussion of Dr. Kauffman’s proposed presentation.
      On February 10, 2006, the EPIX board of directors met to discuss the status of due diligence and negotiations. At that meeting, Drs. Fava, Rosenbaum and Hyman presented an analysis of the risks and potential benefits associated with PRX-00023 and PRX-03140. Also at that meeting, Dr. Gilman presented conclusions with respect to the strengths and weaknesses of Predix’s technology platform. Each of Drs. Fava, Rosenbaum, Hyman and Gilman also answered questions from members of the EPIX board of directors. Representatives of Health Advances also led a discussion regarding additional commercial analyses performed by them related to PRX-00023 for both the treatment of generalized anxiety disorder and depression. These analyses included an overview of the current market, competitive landscape and revenue projections. Dr. Kauffman also presented Predix’s perspective on the analyses performed by Health Advances and provided an overview of the potential product pipeline and management of the combined company. In addition, Mr. Holman discussed a preliminary financial valuation analysis of Predix with the EPIX board of directors, which included various assumptions regarding, among other things, the success of Predix’s future clinical trials and the probability of Predix entering into a substantial business development transaction. The EPIX board of directors reiterated the importance of making a significant portion of consideration sought by Predix contingent upon the receipt of positive clinical data or the consummation of a substantial business development transaction.
      On February 10, 2006, representatives of Lehman Brothers discussed with representatives of EPIX the consideration to be paid by EPIX in the transaction. EPIX and Predix agreed that, based on EPIX’s market capitalization at that time, the consideration to be paid to Predix equity holders in a potential transaction would consist of approximately 49% of the EPIX common stock outstanding after the transaction, on a fully-diluted basis, and a contingent payment based on the receipt of positive clinical data or the consummation of a substantial business development transaction within approximately two years of closing the merger transaction. In determining the value of the contingent payment, the parties discussed a valuation of Predix of up to approximately $128 million, subject to adjustments for any future financing of Predix.
      On February 13, 2006, the Predix board of directors convened by teleconference to discuss the proposed merger transaction with EPIX, including the proposed deal structure and terms, and the advantages and disadvantages of the proposed transaction.

      After the February 10, 2006 meeting of the EPIX board of directors and the February 13, 2006 meeting of the Predix board of directors, each board of directors authorized management of their respective company to negotiate the terms of a merger agreement consistent with the terms generally discussed at each board of directors’ meeting.
      On February 15, 2006, EPIX engaged Needham & Company, LLC to assist it in evaluating the potential merger and valuing Predix.
      On February 15, 2006, Predix circulated via electronic mail to the members of the Predix board of directors an analysis prepared by Lehman Brothers. The analysis compared a potential EPIX transaction with potential scenarios for Predix as a going concern on a stand-alone basis.
      On February 16, 2006, EPIX provided Predix with the initial draft of the merger agreement.
      Between February 16 and April 3, 2006, EPIX and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and Predix and Goodwin Procter LLP exchanged numerous drafts of the merger agreement and its various exhibits, including the form of voting agreement, the form of lock-up agreement and the form of affiliates’ agreement. Throughout this period, EPIX, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and Chestnut Securities and Predix, Goodwin Procter LLP and Lehman Brothers engaged in negotiations regarding the merger agreement and related documentation. During this period, the parties also discussed termination fees, closing conditions, possible financing mechanisms for Predix and the terms of thereof, potential board and management structures of the combined company and the structure of the transaction. Throughout this period, representatives of EPIX and Predix continued their diligence investigation of the other party.
      On February 22, 2006, Dr. Kauffman and an advisor met with Mr. Astrue and his advisors at EPIX to discuss communication strategies in the event that EPIX and Predix entered into a transaction.
      On February 27, 2006, Mr. Astrue met with a member of the board of directors and the chief executive officer of a company he had previous discussions with about a possible transaction with EPIX, but was not involved in EPIX’s formal review process to again discuss the possible combination of EPIX and this company.
      On March 1, 2006, members of management of EPIX, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and Chestnut Securities and Predix, Goodwin Procter LLP and Lehman Brothers met at the offices of Goodwin Procter LLP in Boston, Massachusetts to discuss significant issues related to a potential merger between EPIX and Predix and the then-current draft of the merger agreement, including the composition of the management and board of directors of the combined company, the circumstances in which any contingent payment would be made to the Predix equity holders, the circumstances in which either party would have the right to terminate the merger agreement and the circumstances in which any termination fee would be paid by either company in the event that the merger was not consummated.
      On March 2, 2006, as a follow up to Mr. Astrue’s February 27, 2006 meetings, members of EPIX’s management met with members of management of the new merger candidate to discuss this candidate’s product portfolio.
      On March 3, 2006, Messrs. Gabrieli and Frank discussed possible financing mechanisms for Predix pending the closing of any transaction with EPIX, the possibility of making a minimum stock price for EPIX a closing condition to the merger, composition of the combined company’s board of directors and management and other issues related to the structure of the transaction.
      On March 6, 2006, the EPIX board of directors met and discussed the status of negotiations with Predix. The EPIX board of directors also discussed the possibility of adding additional members to the EPIX board of directors. The management of the new merger candidate also presented to the EPIX board of directors. The EPIX board of directors instructed EPIX’s management to begin due diligence on this company.

      Throughout March 2006, members of EPIX’s management met several times with representatives of the new merger candidate to perform due diligence.
      On March 8, 2006, the Predix board of directors convened by teleconference to discuss the merger transaction. A representative of Lehman Brothers provided a detailed summary of the proposed terms of a merger between Predix and EPIX. Mr. Gabrieli then joined the meeting and presented EPIX’s view of the proposed merger. Following the presentations, the Predix board of directors discussed the proposed transaction, after which they authorized Predix to continue negotiations in connection with a potential merger transaction with EPIX.
      From March 13 through March 27, 2006, Messrs. Gabrieli and Astrue and Dr. Kauffman, along with representatives of Chestnut Securities and Lehman Brothers, discussed at various times the structure, timing and terms of the proposed transaction as well as possible communication strategies related to the announcement of the potential merger.
      On March 16, 2006, the Predix board of directors met to discuss the status of the proposed merger transaction with EPIX, as well as the possibility of a financing of Predix. A representative of Lehman Brothers provided the directors with an update regarding the status of negotiations regarding the structure and terms of the merger transaction with EPIX.
      On March 27, 2006, the EPIX board of directors met telephonically to discuss the terms of a potential merger with Predix. In particular, the EPIX board of directors discussed open issues relating to the size, timing and form of a milestone payment.
      On March 29, 2006, the Predix board of directors convened by teleconference to discuss the merger transaction as well as a proposed financing of Predix by certain existing Predix investors. The Predix board of directors resolved to authorize Predix to enter into the financing arrangement, along with all other acts necessary to complete the financing, including amendments to the certificate of incorporation and the stockholders agreement.
      Between March 29 and April 1, 2006, Messrs. Gabrieli and Frank and representatives of Chestnut Securities and Lehman Brothers discussed the circumstances in which a milestone payment would be paid and the possibility of deferring a portion of the milestone payment.
      On March 30, 2006, the EPIX board of directors met to discuss the status of and the terms of the potential merger with Predix. Representatives of Needham & Company, LLC, financial advisor to EPIX, discussed the results of Needham & Company, LLC’s analyses of stock trading history, selected recent mergers and acquisitions in the biotechnology industry, selected recent initial public offerings of biotechnology companies and selected companies comparable to Predix. Based on these analyses, a representative of Needham & Company, LLC reported that, in the opinion of Needham & Company, LLC, as of March 30, 2006, the consideration to be paid by EPIX in the proposed acquisition of Predix is fair to EPIX and its stockholders from a financial point of view. The board of directors discussed the status of negotiations, the advisability of entering into the transaction and provided guidance with respect to how to resolve open issues in the negotiations between EPIX and Predix.
      On April 1, 2006, Messrs. Gabrieli and Frank and representatives of Chestnut Securities and Lehman Brothers agreed to fix the aggregate contingent milestone payment at $35 million.
      On April 2, 2006, the parties completed their diligence reviews and finalized the terms of the merger agreement and related documentation.
      On April 2, 2006, the Predix board of directors convened by teleconference to discuss the merger agreement and merger, including the material terms of the transaction and the consideration to be received by the Predix stockholders. Following the discussion, the Predix board of directors approved the merger transaction with EPIX and the merger agreement and authorized all acts necessary to complete the merger.

      On April 2, 2006, the EPIX board of directors met telephonically. Mr. Holman led a discussion regarding the resolution to the outstanding issues identified at the meeting of the board of directors held on March 30, 2006. After discussion of these issues and other matters relating to the merger, the EPIX board of directors voted unanimously to approve the merger with Predix and to recommend that stockholders of EPIX approve the merger with Predix.
      On April 3, 2006, EPIX and Predix entered into a definitive merger agreement and issued a joint press release announcing the transaction.
EPIX’s Reasons for the Merger
      In evaluating the merger, the EPIX board of directors consulted with EPIX’s management, EPIX’s outside legal and financial advisors and external experts in various aspects of its review of Predix’s clinical development programs, the potential markets for Predix’s drug candidates and various other market analyses. These consultations included, among other things, extensive discussions regarding: (a) strategic alternatives to the merger, including extensive discussions of other potential merger candidates and of continuing to operate the EPIX business without entering into a merger transaction, (b) the business and strategic plans of the combined company and of an independent EPIX, (c) the risks associated with executing the business and strategic plans of the combined company and of an independent EPIX, (d) the financial position of the combined company and of an independent EPIX, (e) the status of the FDA’s approval process for Vasovist in particular and imaging products in general, (f) the prospects for executing the EPIX board of directors’ previously disclosed strategy of obtaining therapeutic products through internal development, in-licensing transactions, or alternative transformative transactions, (g) the historical trading prices of EPIX’s common stock and (h) the terms and conditions of the merger agreement.
      The EPIX board of directors also considered that it had previously made the determination that EPIX should diversify from the diagnostic imaging business and expand into the development of therapeutic drug products. Since making that determination, the EPIX board of directors has examined several possible means of acquiring therapeutic products, including through internal development, in-licensing and corporate acquisitions. In September 2005, the EPIX board of directors hired Michael J. Astrue as Interim Chief Executive Officer to thoroughly examine the prospects of EPIX entering into a merger transaction. In light of EPIX’s prior efforts to in-license technology and to develop therapeutic products internally, EPIX determined that it needed to supplement those means of obtaining therapeutic products by exploring the possibility of entering into a corporate acquisition.
      As discussed more fully in the “Background of the Merger” above, EPIX entered into a process by which it examined a number of potential merger candidates and determined that Predix was the most suitable candidate with which to enter into a merger transaction. In reaching this determination, the EPIX board of directors considered a number of additional positive factors, including the following:

•	In examining the quality of potential merger candidates, EPIX focused on a number of factors, including the depth of the potential candidate’s product pipeline. In particular, EPIX reviewed companies with at least two products in clinical development. The EPIX board of directors noted that Predix has three product candidates in clinical development, and that Predix expects to submit an IND to the FDA for a fourth product candidate in 2006. The EPIX board of directors also considered that some of Predix’s product candidates are being or will be investigated for multiple indications. The EPIX board of directors noted that Predix had as many or more product candidates in clinical development than any of the other potential merger candidates considered by the EPIX board of directors.

•	In examining the quality of potential partners, EPIX also focused on the presence or absence of a technology platform that could provide the basis for development of additional product candidates. The EPIX board of directors noted Predix’s drug development history, including the speed and efficiency with which Predix’s discovery scientists were able to produce drug candidates with affinity for the intended target receptor and a lack of affinity for other off-target receptors. The EPIX board of directors believes that Predix’s efficient and effective drug discovery platform is well-positioned to continue to deliver product candidates for development by the combined company.

•	The EPIX board of directors noted that there are a large number of therapeutics companies that develop therapeutic product candidates based on technologies that the EPIX board of directors considers speculative, including gene therapy products and RNA interference products. The EPIX board of directors deliberately sought companies whose technology it believed was less speculative and based on established science and drug development methods. Although the EPIX board of directors recognized that substantial risks still remain in the development of therapeutic products, it noted that Predix’s technology allows for the discovery and development of drug candidates that interact with clinically and commercially validated target proteins. The EPIX board of directors believes that the acceptance of these proteins as viable therapeutic targets and Predix’s ability to develop drug candidates that have affinity for these target receptors and lack affinity for other off-target receptors substantially reduces the risks inherent in drug discovery and development.

•	In examining the quality of potential merger candidates, EPIX focused on the presence or absence of a strong permanent management team. The EPIX board of directors noted at the time that Mr. Astrue’s agreement with EPIX was scheduled to expire in May 2006. In addition, EPIX has been without a Chief Financial Officer since July 2005. The EPIX board of directors also noted that several other of EPIX’s significant management positions are currently filled by consultants or by employees operating in an interim capacity. For the foregoing reasons, the EPIX board of directors considered the capability of the management of each of the potential merger candidates to lead a combined company after the departure of Mr. Astrue and the others filling management positions at EPIX on a short-term basis. The EPIX board of directors believes Dr. Kauffman, in particular, has the leadership skills and track record of success in the clinical development of therapeutic products to lead the combined company. The EPIX board of directors also noted that strengths of the other members of Predix’s management were highly complementary to the strengths of the full-time members of EPIX’s management team.

•	The EPIX board of directors also considered the commitment of potential merger candidates to maintain EPIX’s core franchise in medical imaging in order to build a diversified specialty pharmaceuticals company.

•	The EPIX board of directors noted the difficulties inherent in combining any two organizations and also noted the significant incremental difficulty in integrating two organizations that are geographically diverse. The EPIX board of directors, therefore, limited its search to companies in and around Boston, Massachusetts, or to virtual companies whose management expressed a willingness to move to the greater Boston, Massachusetts area. Predix, based in Lexington Massachusetts, clearly met this pre-specified criteria.

•	The EPIX board of directors also considered the opinion that Needham & Company, LLC rendered that, as of March 30, 2006, the consideration to be paid by EPIX in the merger to the equity holders of Predix (including the holders of options and warrants) was fair, from a financial point of view, to EPIX and the holders of EPIX common stock.

      The members of the EPIX board of directors also identified and considered a number of factors, uncertainties and risks, including the following:

•	the risk that the potential benefits of the merger might not be realized, including the risk that EPIX will not successfully convert its focus from solely developing diagnostics product candidates to developing a combination of diagnostic product candidates and therapeutic product candidates;

•	the fact that Predix’s product candidates are at early stages of development, are subject to significant development risks and target extremely competitive markets, which the EPIX board of directors weighed against the portfolio of other potential transaction candidates that were considered and against the risks inherent in continuing to pursue the approval of Vasovist in the United States;

•	the price volatility of EPIX’s common stock, which may increase the value of the EPIX common stock that Predix stockholders will receive upon the consummation of the merger and, in particular, possibly result in the holders of Predix common stock and preferred stock receiving significantly more consideration in the merger;

•	the inability of EPIX’s stockholders to realize the long-term value of the successful execution of EPIX’s current strategy as an independent company;

•	the possible loss of key management, technical or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that the merger may not be completed, and that a more limited range of alternative strategic transactions would be available to EPIX in that event;

•	the substantial charges expected to be incurred in connection with the merger, including transaction fees and expenses arising from or in connection with the merger; and

•	various other applicable risks associated with the combined company and the merger, including those described under the section entitled “Risk Factors” elsewhere in this joint proxy statement/ prospectus.
      The EPIX board of directors weighed the benefits, advantages and opportunities of a potential transaction against the negative factors described above, including the possible diversion of management attention for an extended period of time. The EPIX board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the EPIX board of directors concluded that the potential benefits outweighed the potential risks of completing the merger.
      After consideration of the foregoing factors, among others, the EPIX board of directors has unanimously approved the merger agreement, the merger and the issuance of EPIX common stock as a result thereof and recommends approval of the issuance of the shares of EPIX common stock in the merger, the merger and the approval of the amendment to EPIX’s restated certificate of incorporation by the shareholders of EPIX.
      In reaching its decision, the EPIX board of directors consulted with EPIX’s management with respect to strategic and operational matters and with EPIX’s legal counsel with respect to the merger agreement and the transactions contemplated thereby. The EPIX board of directors also consulted with Chestnut Securities and Needham & Company, LLC with respect to the financial aspects of the merger.
      The preceding discussion of the reasons for the EPIX board of directors’ recommendation is not intended to be exhaustive, but does set forth all material factors considered by the EPIX board of directors in reaching its recommendation. The EPIX board of directors did not quantify or otherwise assign relative weights to the specific factors considered while determining its recommendation. In addition, individual members of the EPIX board of directors may have given different weights to different factors.
Recommendation of EPIX’s Board of Directors
      After careful consideration, the EPIX board of directors unanimously approved the merger agreement and the merger and determined that the merger and the merger agreement are advisable, and in the best interests of, the stockholders of EPIX. Therefore, the EPIX board of directors recommends EPIX stockholders vote FOR the issuance of the shares of EPIX common stock in the merger, the approval of the merger and the approval of the amendment to EPIX’s restated certificate of incorporation by the shareholders of EPIX.
      In considering the recommendation of the EPIX board of directors with respect to the issuance of the shares of EPIX common stock in the merger, the merger and the approval of the amendment to EPIX’s restated certificate of incorporation, you should be aware that directors and executive officers of EPIX may have interests in the merger that are different from, or are in addition to, the interests of EPIX stockholders. Please see “The Merger — Interests of EPIX’s Directors and Management.”
Opinion of EPIX’s Financial Advisor
      The board of directors engaged Needham & Company, LLC, or Needham & Company, to render a fairness opinion with respect to the merger. At a meeting of the EPIX board of directors on March 30, 2006, Needham & Company delivered its oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of March 30, 2006, and based upon and subject to the factors, assumptions and limitations set forth in the written opinion and described below, the consideration to be paid by EPIX in the merger to the equity holders of Predix (including the holders of options and warrants) was fair, from a financial point of view, to EPIX and the holders of EPIX common stock.
      The amount and form of consideration to be paid in the merger was determined through arm’s-length negotiations between EPIX and Predix and not by Needham & Company. Needham & Company was not asked to consider, and the Needham & Company opinion does not address, the underlying business decision of EPIX to engage in the merger, the relative merits of the merger as compared to other business strategies that might exist for EPIX, or the effect of any other transaction in which EPIX might engage.
      The complete text of the written opinion of Needham & Company, dated March 30, 2006, which sets forth the assumptions made, matters considered, limitations on and scope of the review undertaken by Needham & Company, is attached to this joint proxy statement/ prospectus as Annex C and is incorporated herein by reference, all as consented to by Needham & Company. You are encouraged to, and should, read the Needham & Company opinion carefully and this summary of the written opinion of Needham & Company is qualified in its entirety by reference to the full text of such opinion. A materially complete discussion of the fairness opinion is set forth in this joint proxy statement/prospectus. The Needham & Company opinion addresses only the fairness, from a financial point of view, to EPIX and to the holders of EPIX common stock of the consideration to be paid by EPIX in the proposed merger to the equity holders of Predix (including the holders of options and warrants). The Needham & Company opinion does not address any other aspect of the merger and does not express an opinion or recommendation to any director, stockholder or other person as to how to vote or act with respect to the merger. No limitations were imposed by the EPIX board of directors with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.
      In arriving at its opinion, Needham & Company reviewed the following:

(a) a draft of the merger agreement dated March 29, 2006 together with the exhibits and schedules thereto;

(b) certain publicly available information concerning EPIX and Predix, including publicly available filings and the websites of EPIX and Predix, and certain other relevant financial and operating data of EPIX and Predix furnished to us by EPIX and Predix;

(c) materials prepared by EPIX concerning the business, operations and prospects of EPIX and Predix and the combined company;

(d) materials prepared by Predix concerning the business, operations and prospects of Predix;

(e) financial forecasts with respect to EPIX, Predix and the combined company prepared by the management of EPIX;

(f) financial forecasts with respect to Predix prepared by the management of Predix;

(g) certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for EPIX;

(h) the trading history of EPIX common stock; and

(i) the financial terms of certain other business combinations that Needham & Company deemed generally relevant.
      In addition, Needham & Company held discussions with members of management of EPIX and Predix concerning the business, operations and prospects of EPIX, Predix and the combined company, including the potential cost savings and other synergies that may be achieved by the combined company. Needham & Company also performed and/or considered such other studies, analyses, inquiries, correspondence and investigations as it deemed appropriate.
      In connection with its review and arriving at its opinion, Needham & Company, with Predix’s and EPIX’s consent, assumed and relied upon the accuracy and completeness of all financial and other information discussed with or reviewed by Needham & Company for purposes of its opinion and neither attempted to verify independently nor assumed responsibility for verifying such information. With respect to the financial forecasts for EPIX, Predix and the combined company and the prospects of the combined company provided to Needham & Company by Predix and EPIX’s managements, Needham & Company assumed, with Predix and EPIX’s consent and based upon discussions with Predix’s and EPIX’s managements, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of EPIX, Predix and the combined company. Needham & Company relied upon the estimates of EPIX and Predix’s managements of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the merger. Needham & Company expressed no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.
      Needham & Company relied on advice of counsel given to EPIX as to all legal matters and advice of independent accountants given to EPIX as to all financial reporting matters, all with respect to EPIX, the merger and the draft merger agreement. Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of EPIX or Predix, nor was Needham & Company furnished with these materials. Needham & Company’s services to EPIX in connection with the merger were comprised of rendering an opinion of the fairness, from a financial point of view, of the consideration to be paid by EPIX in connection with the merger to the equity holders of Predix (including the holders of options and warrants). Needham & Company’s opinion was necessarily based upon economic, monetary and market conditions and other circumstances as they existed and could be evaluated by Needham & Company on the date of its opinion. It should be understood that, although subsequent circumstances and events may affect its opinion, Needham & Company does not have any obligation to update, revise or reaffirm its opinion and Needham & Company expressly disclaims any responsibility to do so.
      In rendering its opinion, Needham & Company assumed that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Code and would be consummated upon the terms and subject to the conditions set forth in the merger agreement without material alteration or variation thereof.
      The following is a summary of the principal financial analyses Needham & Company performed to arrive at its opinion. Some of the summaries of financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Additionally, although the financial metrics of the comparable companies were used for comparison purposes, none of them is directly comparable to Predix.

Stock Trading History
      To provide contextual data regarding the timing of EPIX’s decision to enter into the merger agreement, Needham & Company reviewed the historical market prices of EPIX common stock at various points over the 24 months ended March 28, 2006. This review illustrated the correlation between the historical market prices of EPIX common stock and the business and operations of EPIX, and the status of the regulatory approval process for each of EPIX’s product candidates during the same period. Needham & Company noted that, over the 24 months ended March 28, 2006, the high and low closing prices of EPIX common stock were $25.99 and $3.53, respectively, with the low occurring on March 28, 2006. From March 28, 2006 to June 1, 2006, the high and low closing prices of EPIX common stock were $4.62 and $2.77, respectively.

Comparable Transactions Analysis
      Needham & Company reviewed selected data for Predix and compared this data to corresponding data from a group of 20 selected merger and acquisition transactions, which Needham & Company believed to be comparable to the merger based on a number of factors, including but not limited to the timing of the transaction, whether the companies had therapeutic programs in a similar stage of development and the indication targeted to be addressed. Each of the comparable merger and acquisition transactions involved a transaction announced and completed since January 1, 2003 and a target company that had a therapeutic program that was in a similar stage of development as Predix’s therapeutic program. The comparable merger and acquisition transactions reviewed by Needham & Company were:

•	Xcyte Therapies, Inc.’s acquisition of Cyclacel Ltd.

•	Maxim Pharmaceuticals, Inc’s merger with EpiCept Corporation

•	Corgentech, Inc’s merger with AlgoRx Pharmaceuticals, Inc.

•	Vernalis plc’s acquisition of Cita Neuropharmaceuticals, Inc.

•	Clinical Data, Inc’s acquisition of Genaissance Pharmaceuticals, Inc.

•	Celtic Pharmaceutical Holdings LP’s acquisition of Xenova Group plc

•	Epimmune, Inc’s merger with IDM Pharma, Inc.

•	GlaxoSmithKline, Inc.’s acquisition of Corixa Corporation

•	Cephalon, Inc.’s acquisition of Salmedix, Inc.

•	Johnson & Johnson’s acquisition of Peninsula Pharmaceuticals, Inc.

•	Johnson & Johnson’s acquisition of TransForm Pharmaceuticals, Inc.

•	Aphton Corporation’s acquisition of Igeneon AG

•	VI Technologies, Inc.’s merger with Panacos Pharmaceuticals, Inc.

•	MGI Pharma, Inc’s acquisition of Zycos, Inc.

•	MGI Pharma, Inc’s acquisition of Aesgen Pharmaceuticals, Inc.

•	Amgen Corporation’s acquisition of Tularik, Inc.

•	Pfizer, Inc.’s acquisition of Esperion Therapeutics, Inc.

•	Cell Therapeutics, Inc.’s merger with Novuspharma Spa

•	Allergan, Inc.’s acquisition of Oculex Pharmaceuticals, Inc.

•	OSI Pharmaceuticals, Inc.’s acquisition of Cell Pathways, Inc.
      Of these 20 transactions reviewed, four had contingent payments.
      The financial and valuation data analyzed as part of this analysis included:

	Low	Median	Mean	High	Predix

					(At March 28, 2006)
	(In millions)
Initial Equity Purchase Price	$25.2	$112.2	$260.2	$1,675.2	$82.2
Enterprise Value(1)	$7.2	$91.7	$240.9	$1,486.3	$127.8
Enterprise Value(2)	$7.2	$87.5	$233.3	$1,486.3	$90.0

(1)	Includes contingent payment

(2)	Does not include contingent payment
      This data illustrates that the Predix initial equity purchase price and enterprise value, both with and without the contingent payment, are below the mean from the identified comparable transactions, consistent with the conclusions presented by Needham & Company in its fairness opinion.

Comparable Public Companies Analysis
      Needham & Company reviewed selected data, including cash and indebtedness, sufficient to determine the equity and enterprise value of Predix and compared this data to certain publicly available financial, operating and stock market data, including shares outstanding, last publicly reported sale price of common stock, cash and indebtedness, sufficient to determine the equity and enterprise values of selected publicly traded companies that are in the biotechnology industry and have lead therapeutic programs that Needham & Company believes are similar to those of Predix. Needham & Company then analyzed the relevance and comparability of these companies based on various factors, including but not limited to the sizes of the companies and whether the company had a therapeutic program in a similar stage of development. The comparable public companies reviewed by Needham & Company were:

•	Myriad Genetics, Inc.

•	Neurochem, Inc.

•	Nastech Pharmaceutical Company, Inc.

•	Acadia Pharmaceuticals, Inc.

•	NeuroSearch A/ S

•	Cortex Pharmaceuticals, Inc.

•	Amarin Corporation

•	Neurogen Corp.

•	Cypress Bioscience, Inc.

•	Cytrx Corporation

•	Corcept Therapeutics, Inc.

•	Memory Pharmaceuticals Corp.
      The financial and valuation data analyzed as part of this analysis included:

	Comparable Public Company Values

	(At March 28, 2006)				Predix

	Low	Median	Mean	High	(At March 28, 2006)

	(In millions)
Equity Value	$104.8	$206.6	$301.5	$997.8	$82.2
Enterprise Value	$60.4	$158.2	$233.9	$762.7	$127.8 (1)

(1)	Includes contingent payment.
      For each of these comparable companies, Needham & Company calculated equity value and enterprise value, based on closing stock prices on March 28, 2006.
      This data illustrates that both the equity and enterprise value of Predix were below the median and the mean of the identified comparable public companies, consistent with the conclusions presented by Needham & Company in its fairness opinion.

Comparable Biotechnology Initial Public Offerings Analysis
      Needham & Company reviewed selected data for Predix and compared this data to certain publicly available financial, operating and stock market data for selected initial public offerings of the stock of companies in the biotechnology industry during the period from January 1, 2005 through March 28, 2006. The comparable biotechnology initial public offerings reviewed were:

•	Alexza Pharmaceuticals, Inc.

•	Iomai Corp.

•	SGX Pharmaceuticals, Inc.

•	Altus Pharmaceuticals, Inc.

•	Somaxon Pharmaceuticals, Inc.

•	CombinatoRx Corporation

•	Accentia Biopharmaceuticals, Inc.

•	Coley Pharmaceutical Group, Inc.

•	Advanced Life Sciences Holdings, Inc.

•	XenoPort, Inc.

•	Aspreva Pharmaceuticals Corp.

•	Threshold Pharmaceuticals, Inc.

•	Icagen, Inc.

•	Favrille, Inc.

      The financial and valuation data analyzed as part of this analysis included:

	Comparable IPO Values

	(At March 28, 2006)				Predix

	Low	Median	Mean	High	(At March 28, 2006)

	(In millions)
Equity Value	$85.2	$189.7	$203.7	$396.8	$82.2
Enterprise Value	$57.4	$106.0	$132.4	$287.9	$127.8 (1)

(1)	Includes contingent payment.
      This data illustrates that both the equity and enterprise value of Predix were below the mean of the identified comparable biotechnology initial public offerings, consistent with the conclusions presented by Needham & Company in its fairness opinion.
      An analysis of the above-presented comparison results is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical financial and operating characteristics of the companies involved and other factors that could affect the trading value of such companies.
      Although the summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion, the material analyses performed by Needham & Company in rendering its opinion have been summarized above. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances; and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Needham & Company did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Needham & Company believes, and has advised the EPIX board of directors, that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of EPIX and Predix or the combined company. Included in these assumptions were that there would be no material changes in the regulatory and other legal framework in which EPIX and Predix operate, that the market would be accepting of the products being developed by EPIX and Predix, that there would not be a material change in the competitive landscape in which EPIX and Predix operate and that there would be continued general economic stability. These analyses performed by Needham & Company are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty, being based upon numerous factors or events beyond the control of EPIX and Predix or the combined company or their respective advisors. None of EPIX, Predix, the combined company, Needham & Company or any other person assumes responsibility if future results are materially different from those projected. Needham & Company’s opinion and its related analyses were only one of many factors considered by the EPIX board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the EPIX board of directors with respect to the fairness of the total consideration payable to the equity holders of Predix (including the holders of options and warrants) in connection with the merger.
      Needham & Company and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, investment banking and financial advisory services to EPIX and have received, and may in the future receive, fees for the rendering of such services. In 2004,

Needham & Company provided advisory services to EPIX in connection with a convertible debt offering by EPIX and received a fee of $458,380.01 in connection therewith. In August 2005, Needham & Company was paid a $50,000 retainer by EPIX for financial advisory services. A private equity fund, which is an affiliate of Needham & Company, is a stockholder of Predix. In addition, Needham & Company and its affiliates may actively trade the equity securities of EPIX for their own account or for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.
      Needham & Company received from EPIX a fee of $300,000 in connection with rendering its fairness opinion in this transaction, none of which was contingent upon consummation of the transaction with Predix. In addition to this fee, EPIX will also reimburse Needham & Company for all of its out-of-pocket expenses and EPIX has agreed to indemnify Needham & Company against certain liabilities, including liabilities under federal securities laws, in connection with the delivery of its opinion. The terms of the fee arrangement with Needham & Company, which are customary in transactions of this nature, were negotiated on an arm’s-length basis between EPIX and Needham & Company, and the EPIX board of directors was aware of the arrangement, including the fact that a portion of the fee payable to Needham & Company was contingent upon delivery of the fairness opinion.
      Needham & Company was selected by the EPIX board of directors to render an opinion to the EPIX board of directors because Needham & Company is a internationally recognized investment banking firm and because, as part of its investment banking business, Needham & Company is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.
Predix’s Reasons for the Merger
      In approving and authorizing the merger agreement and the merger, the Predix board of directors considered a number of factors. Although the following discussion sets forth the material factors considered by the Predix board of directors in reaching its determination, it may not include all of the factors considered by the Predix board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Predix board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Predix board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.
      In reaching its decision, the Predix board of directors consulted with Predix’s management with respect to strategic and operational matters and with Predix’s legal counsel with respect to the merger agreement and the transactions contemplated thereby. The Predix board of directors also consulted with Lehman Brothers, Predix’s financial advisor, with respect to the financial aspects of the merger and reviewed an analysis prepared by Lehman Brothers comparing the merger with potential scenarios for Predix as a going concern on a stand-alone basis.
      Among the factors considered by the Predix board of directors in its decision to approve the merger agreement were the following: (a) the judgment, advice and analysis of Predix’s senior management with respect to the potential benefits of the merger, including EPIX’s available resources, intellectual property and employees, as well as EPIX’s liabilities, based in part on the business, technical, financial, accounting and legal due diligence investigations performed with respect to EPIX; (b) historical and current information concerning Predix’s business, including its financial performance and condition, operations, management and competitive position, current industry and economic conditions, and Predix’s prospects if it was to remain an independent company, including: (i) the risk of adverse outcomes in its clinical trials; and (ii) and its need to obtain additional financing and the likely terms on which it would be able to obtain that financing; (c) the current conditions of the equity markets, as it relates to Predix’s ability to raise additional capital from new investors for the continued growth of Predix’s business, and as it relates to the potential prospects for the combined company; (d) the current conditions in the pharmaceutical and biotechnology marketplace and the positioning of EPIX within that market after the merger; (e) the status of EPIX’s imaging product candidates and of Predix’s drug candidates; and (f) the terms of the merger agreement, including the merger consideration and milestone payment, as well as the parties’ representations, warranties and covenants and the conditions to their respective obligations.
      In reaching its determination to approve the merger agreement and the merger, the members of the Predix board of directors identified and considered a number of the potential benefits of the merger, including the following:

•	the expectation that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes;

•	the relative percentage ownership of EPIX stockholders and Predix stockholders in the combined company that is fixed;

•	the skills and abilities of the anticipated post-merger management team;

•	given Predix’s prospects as a stand-alone entity, it would be difficult for Predix to raise capital at an attractive valuation to fund its current business plan, and any such financing could, therefore, be highly dilutive to Predix’s stockholders;

•	that the merger will provide Predix stockholders with shares of EPIX common stock, a publicly traded company, which would provide Predix stockholders with the possibility of liquidity;

•	the range of options available to the combined organization to access private and public equity markets to fund future capital needs, which would likely be greater than the options available to Predix alone;

•	the contribution of EPIX’s cash, intellectual property and other assets to a combined company, which could help accelerate Predix’s development plans and Predix’s ability to generate products while also preserving the accumulated value in Predix’s product candidates and research platform;

•	the status of EPIX’s product candidates, and the prospect that they may provide additional sources of revenue sooner than many of Predix’s product candidates; and

•	the conclusion of Predix’s board of directors that the $4.5 million termination fee, and the circumstances when such fee may be payable, were reasonable.
      The members of the Predix board of directors also identified and considered a number of uncertainties and risks, including the following:

•	the risk that the potential benefits of the merger might not be realized;

•	the price volatility of EPIX’s common stock, which may reduce the value of the EPIX common stock that Predix stockholders will receive upon the consummation of the merger and, in particular, possibly result in the holders of Predix common stock and preferred stock receiving significantly less consideration in the merger;

•	the risk that the $35 million milestone payment may not be triggered, thereby significantly decreasing the value of the merger to holders of Predix stock, option and warrants;

•	the inability of Predix’s stockholders to realize the long-term value of the successful execution of Predix’s current strategy as an independent company;

•	the possible loss of key management, technical or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that the merger may not be completed, and that a more limited range of alternative strategic transactions would be available to Predix in that event;

•	the substantial charges expected to be incurred in connection with the merger, including the $2.0 million fee to be paid to Lehman Brothers, the entire amount of which is contingent upon the consummation of the merger, and other transaction fees and expenses arising from or in connection with the merger; and

•	various other applicable risks associated with the combined company and the merger, including those described under the section entitled “Risk Factors” elsewhere in this joint proxy statement/ prospectus.
      The Predix board of directors weighed the benefits, advantages and opportunities of a potential transaction against the negative factors described above, including the possible diversion of management attention for an extended period of time. The Predix board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Predix board of directors concluded that the potential benefits significantly outweighed the potential risks of completing the merger.
      After taking into account these and other factors, the Predix board of directors approved and authorized the merger agreement and the transactions contemplated thereby, including the merger.
Recommendation of Predix’s Board of Directors
      After careful consideration, the Predix board of directors approved the merger agreement and the merger and determined that the merger and the merger agreement are advisable to, and in the best interests of, the stockholders of Predix. Therefore, the Predix board of directors recommends Predix stockholders vote FOR the approval and adoption of the merger agreement and the approval of the merger.
      In considering the recommendation of the Predix board of directors with respect to the merger agreement and the merger, you should be aware that directors and executive officers of Predix may have interests in the merger that are different from, or are in addition to, the interests of Predix stockholders. Please see “The Merger — Interests of Predix’s Directors and Management.”
      EPIX has obtained the agreement from certain Predix stockholders, representing approximately 40% of the outstanding voting power of Predix’s capital stock (on an as-converted to Predix common stock basis), to vote the shares of Predix capital stock beneficially owned by them in favor of the approval and adoption of the merger agreement and the approval of the merger.
Accounting Treatment
      EPIX intends to account for the merger as a purchase for accounting purposes. The total estimated purchase price is allocated to the net tangible and intangible assets of the acquired entity based on their estimated fair values as of the completion of the transaction. A final determination of these fair values will include management’s consideration of a valuation. This valuation will be based on the actual net tangible and intangible assets of Predix that exist as of the closing date of the merger.

Material United States Federal Income Tax Consequences of the Merger
      The following discussion summarizes the material U.S. federal income tax consequences of the merger that are expected to apply generally to Predix stockholders upon an exchange of their Predix common stock and preferred stock for EPIX common stock in the merger. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing Treasury regulations and current administrative rulings and court decisions, all in effect as of the date thereof and all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to EPIX, Predix or the Predix stockholders as described in this summary. No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to particular holders, including holders who do not hold their shares as capital assets; holders such as dealers in securities; banks; insurance companies; other financial institutions; mutual funds; real estate investment trusts; tax-exempt organizations; investors in pass-through entities; stockholders who are subject to the alternative minimum tax provisions of the Code; stockholders who hold Predix shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction; U.S. holders, as defined below, that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting; stockholders who acquired shares of Predix stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; and certain expatriates or former long-term residents of the United States. Stockholders described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the merger.
      In case of a stockholder that is a partnership, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships that are holders of Predix common stock or preferred stock and partners in such partnerships are urged to consult their own tax advisors regarding the consequences to them of the merger.
      In addition, the following discussion does not address the tax consequences of the merger under state, local or non-U.S. tax laws. Furthermore, the following discussion does not address (a) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which shares of Predix common stock or preferred stock are acquired or shares of EPIX common stock are disposed of, (b) the tax consequences to holders of options or warrants issued by Predix which are assumed in connection with the merger or (c) the tax consequences of the receipt of shares of EPIX common stock other than in exchange for shares of Predix common stock and preferred stock pursuant to the merger agreement.
      Holders of Predix common stock and preferred stock are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences under state, local and non-U.S. tax laws.
      For purposes of this discussion:

•	a “U.S. holder” is a beneficial owner of Predix common stock or preferred stock, that is (a) an individual citizen or resident of the United States, (b) a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States or of a state of the United States or the District of Columbia, (c) a trust (i) in respect of which a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that was in existence on August 20, 1996 and validly elected to continue to be treated as a domestic trust, or (d) an estate that is subject to U.S. federal income tax on its worldwide income from all sources; and

•	a “non-U.S. holder” is any individual, corporation, trust or estate which holds common stock or preferred stock of Predix, other than a U.S. holder.

      In the opinion of each of Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo P.C. and Goodwin Procter LLP, counsel for EPIX and Predix, respectively, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. These tax opinions are subject to certain assumptions and qualifications and will be based in part on the truth and accuracy of certain representations made by EPIX, EPIX Delaware, Inc. and Predix. No ruling from the Internal Revenue Service has been or will be requested in connection with the merger, and Predix stockholders should be aware that the tax opinions discussed in this section are not binding on the Internal Revenue Service, the Internal Revenue Service could adopt a contrary position which could be sustained by a court. The opinions of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. and Goodwin Procter LLP are conditioned upon, among other things, the receipt by Predix stockholders in the merger, in the aggregate, of EPIX common shares with a value equal to at least 40% of the combined value of the total consideration paid for all Predix shares, taking into account, among other things, the amount of cash paid or deemed paid to Predix stockholders in connection with the merger and cash to be paid to Predix stockholders in lieu of fractional EPIX common shares.

U.S. Holders
      If a U.S. holder reports the disposition of its Predix stock in the merger under the installment method, and

•	if such U.S. holder’s basis in the Predix stock exchanged in the merger does not exceed the fair market value of EPIX common stock such holder receives in the merger, such U.S. holder will recognize gain in the amount of cash received (net of interest imputed under the Code) at the time of the milestone payment under the installment method;

•	if such U.S. holder’s basis in the Predix stock exchanged by it exceeds the fair market value of EPIX common stock such holder receives in the merger, such U.S. holder will recognize gain in the amount equal to the excess of cash received (net of interest imputed under the Code) over the excess of the basis in Predix stock over the fair market value of EPIX common stock received in the merger, at the time of the milestone payment under the installment method.

      A U.S. holder will be required to include the amount of the gain in such stockholder’s gross income for federal income tax purposes for the year in which the holder receives the cash milestone payment attributable to the gain. A U.S. holder will not recognize gain upon receipt of any portion of the milestone payment made in EPIX common stock. A portion of any milestone payment will be treated as taxable interest income, calculated using the applicable federal rate pursuant to the Code. Predix stockholders should be aware that the law in this area is not fully established and each stockholder is advised to consult his, her or its own tax advisors about the tax consequences of the merger to such stockholder.
      If a U.S. holder elects to have the installment method not apply to its disposition of its Predix shares in the merger, such U.S. holder will recognize gain, but not loss, for federal income tax purposes in an amount equal to the lesser of (a) the fair value of the milestone obligation such stockholder receives in the merger or (b) the amount, if any, by which the sum of (i) the fair market value of any EPIX common shares such stockholder receives in the merger and (ii) the fair value of the milestone obligation such stockholder receives in the merger, exceeds such stockholder’s adjusted tax basis in its shares of Predix stock.
      The aggregate basis of the shares of EPIX common stock received by a Predix stockholder in the merger (including any fractional share deemed received) will be: (a) if the stockholder does not elect out of the application of the installment method, the same as the aggregate basis of the shares of Predix stock surrendered in the merger, up to the fair market value of the EPIX common stock received and (b) if the stockholder elects out of the application of the installment method, the same as the aggregate basis of the shares of Predix stock surrendered in exchange therefore, reduced by the fair value of the milestone obligation received in exchange for shares of Predix stock in the merger and increased by the amount of gain recognized in the exchange. The holding period of the shares of EPIX common stock received by a

Predix stockholder in the merger will include the holding period of the shares of Predix common stock or preferred stock surrendered in exchange therefor. U.S. holder who receives cash in lieu of a fractional share will recognize gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share and the amount of cash received. Such gain or loss will be a long-term capital gain or loss, if the U.S. holder’s holding period is greater than one year as of the date of the closing of the merger. For U.S. holders who are individuals, any long-term capital gain generally will be taxed at a premium U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.
      For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Gain recognized upon the exchange generally will be capital gain, unless the receipt of the milestone payment by a Predix stockholder has the effect of a distribution of a dividend, in which case the gain will be treated as dividend income to the extent of the stockholder’s ratable share of our earnings and profits as calculated for federal income tax purposes. Any recognized capital gain will be long-term capital gain if the stockholder has held the shares of Predix stock for more than one year.

Certain Requirements for “Reorganization” under Section 368(a)
      One of the requirements that must be satisfied for the merger to qualify as a “reorganization” under Section 368(a) of the Code is the continuity of interest requirement. This requirement will be satisfied if Predix stockholders exchange a substantial portion of the value of their proprietary interest in Predix for proprietary interests in EPIX. In the opinion of Goodwin Procter LLP, the continuity of interest requirement will be satisfied if the value of EPIX common shares received in connection with the merger by Predix stockholders equals or exceeds 40% of the total consideration paid or deemed paid in exchange for all Predix shares, taking into account, among other things, the amount of cash paid or deemed paid to Predix stockholders in connection with the merger and cash to be paid to Predix stockholders in lieu of fractional EPIX common shares.
      In addition, for the merger to qualify as a “reorganization,” EPIX’s wholly-owned subsidiary, EPIX Delaware, Inc., must acquire substantially all of the assets of Predix. Specifically, EPIX Delaware, Inc. must acquire at least 70% of the fair value of Predix’s gross assets and at least 90% of the fair value of its net assets. All of Predix’s pre-merger assets must be taken into account in the calculation. The merger also must satisfy certain other common law requirements for a “reorganization”: continuity of business enterprise and business purpose.
      If the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder will generally will be treated as exchanging its Predix stock in a fully taxable transaction for EPIX common stock and the milestone payment obligation. Further, if the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, Predix will be subject to tax on the deemed sale of its assets to EPIX with gain or loss for this purpose measured by the difference between Predix’s tax basis in its assets and the fair market value of the consideration deemed to be received therefor, or, in other words, the milestone payment and EPIX common shares. This gain or loss would be reported on Predix’s final tax return, subject to the effect of any tax carryovers and the effect of its other income or loss for that period, and EPIX Delaware, Inc. would become liable for any such tax liability by virtue of the merger.

U.S. Holders Backup Withholding and Reporting Requirements
      A noncorporate Predix stockholder may be subject to backup withholding at a rate of 28% with respect to a milestone payment received by a Predix stockholder. However, backup withholding will not apply to a stockholder who either (a) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding by completing the substitute Form W-9 that will be included as part of the letter of transmittal, or (b) otherwise proves to EPIX and its exchange agent that the stockholder is exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.
      Each Predix stockholder that receives EPIX common stock in the merger will be required to file a statement with his, her or its federal income tax return setting forth his, her or its basis in the Predix common stock or preferred stock surrendered and the fair market value of the EPIX common stock and milestone payment received in the merger, and to retain permanent records of these facts relating to the merger.

Non-U.S. Holders
      A non-U.S. holder of Predix common stock or preferred stock will not be subject to U.S. federal income or withholding tax on gain with respect to the merger as long as:

•	such gain is not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States or, if a tax treaty applies, is not attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States;

•	in the case of certain capital gains, the non-U.S. holder either is not considered, for U.S. federal income tax purposes, to be present in the United States for 183 days or more during the taxable year in which the capital gain is recognized or otherwise qualifies for an exemption;

•	the non-U.S. holder qualifies for an exemption from backup withholding, as discussed below;

•	Predix is not and has not been a U.S. real property holding corporation at any time within the shorter of the five-year period ending on the date on which the proposed transaction is consummated or such non-U.S. holder’s holding period; and
      Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Predix does not believe that it is or has been a U.S. real property holding corporation within the last five years and does not expect to become a U.S. real property holding corporation prior to the date of the closing of the merger.

Non-U.S. Holders Information Reporting and Backup Withholding
      The milestone payment to Predix stockholders may be subject to backup withholding at a 28% rate. In order to qualify for an exemption from backup withholding with respect to the milestone payment received in the merger, a non-U.S. holder may be required to provide a taxpayer identification number, certify the non-U.S. holder’s foreign status or otherwise establish an applicable exemption. Predix stockholders receiving EPIX common stock may be subject to information reporting.
Appraisal Rights
      Under Delaware corporate law, Predix stockholders are entitled to appraisal rights in connection with the merger. Under Delaware corporate law, holders of EPIX common stock are not entitled to appraisal rights in connection with the merger. The text of the relevant provisions of Delaware law are attached to this joint proxy statement/ prospectus as Annex D.

Federal Securities Laws Consequences
      This joint proxy statement/ prospectus does not cover any resales of the EPIX common stock received in the merger, and no person is authorized to make any use of this joint proxy statement/ prospectus in connection with any such resale.
      All shares of EPIX common stock received by Predix stockholders in the merger should be freely transferable, except that if a Predix stockholder is deemed to be an affiliate of Predix under the Securities Act of 1933, as amended, at the time of the special meeting, the Predix stockholder may resell those shares only in transactions permitted by Rule 145 under the Securities Act of 1933, as amended, or as otherwise permitted under the Securities Act of 1933, as amended. Persons who may be affiliates of Predix under the Securities Act of 1933, as amended, generally include individuals or entities that control, are controlled by, or are under common control with, Predix, and generally would not include stockholders who are not officers, directors or principal stockholders of Predix. EPIX has agreed to file a registration statement with respect to the shares of EPIX common stock to be issued in the merger to persons who are deemed to be affiliates of Predix. As a result, these shares shall also be freely tradable upon the effectiveness of this registration statement, subject only to certain prospectus delivery requirements and the terms of the lock-up agreements described herein, if applicable.
Interests of EPIX’s Directors and Management
      EPIX’s directors and management have interests in the merger as individuals in addition to, and that may be different from, the interests of EPIX’s stockholders. The EPIX board of directors was aware of these interests and considered them, among other matters, in its decision to approve the merger agreement.
      Christopher F.O. Gabrieli, Michael Gilman, Ph.D., Mark Leuchtenberger and Gregory D. Phelps, each of whom is a current director of EPIX, is expected to be a member of the EPIX board of directors after the merger.
      Although no employment or similar agreements have been entered into as of June 2, 2006, it is anticipated that certain current officers and key employees of EPIX will be executive officers or key employees of EPIX after the merger as specified below:

Name	Position in the Combined Company	Current Position with EPIX

Andrew C.G. Uprichard, M.D.	President	EPIX’s President and Chief Operating Officer
Thomas McMurry, Ph.D.	Vice President of Imaging Research	EPIX’s Vice President of Research
Philip Graham, Ph.D.	Vice President of Product Management and Imaging	EPIX’s Vice President of Program Management
Brenda Sousa	Vice President of Human Resources	EPIX’s Vice President of Human Resources
      Upon completion of the merger, Brenda Sousa, Vice President of Human Resources, is entitled to a bonus of $47,500. In addition, Philip Chase, Vice President and General Counsel, is entitled to a bonus of $72,000 upon completion of the merger.
      As a result of the foregoing, the directors and executive officers of EPIX may be more likely to vote to approve the merger than EPIX stockholders generally.

Interests of Predix’s Directors and Management
      Predix’s directors and management have interests in the merger as individuals in addition to, and that may be different from, the interests of Predix’s stockholders. The Predix board of directors was aware of these interests and considered them, among other matters, in its decision to approve the merger agreement.
      Patrick J. Fortune, Ph.D., Frederick Frank, Michael G. Kauffman, M.D., Ph.D., and Ian F. Smith, CPA, ACA, each of whom is a current director of Predix, is expected to be a member of the EPIX board of directors after the merger. These relationships may have influenced their decision to vote in favor of the merger and to recommend that Predix stockholders vote in favor of the merger and related transactions. In addition, certain of the current executive officers or key employees of Predix are expected to serve as executive officers or key employees of EPIX at the effective time of the merger.
      In addition, options, with exercise prices ranging from $0.81 to $1.80, held by each of Michael G. Kauffman, M.D., Ph.D., Silvia Noiman, Ph.D., Oren Becker, Ph.D., Chen Schor and Kimberlee C. Drapkin to purchase 594,679, 278,096, 261,376, 251,213, and 144,996 shares, respectively, will become immediately exercisable in full if, within 12 months after the merger, the officer is terminated without cause or terminates his or her employment due to a material change in duties, authority or responsibilities.
      Moreover, Mr. Frank, the Chairman of the Predix board of directors, is also the Vice Chairman and a director of Lehman Brothers Inc., Predix’s financial advisor in connection with the merger. Lehman Brothers is entitled to $2.0 million in fees from Predix, the entire amount of which is contingent upon consummation of the merger. In addition, Lehman Brothers is entitled to up to $50,000 in reimbursement of its expenses in connection with the transaction.
      Pursuant to the merger agreement, upon the completion of the merger, the combined company will fulfill and honor the obligations of Predix which existed prior to the merger to indemnify Predix’s present and former directors, officers and employees. After the completion of the merger, the combined company will, to the fullest extent permitted under law and under its certificate of incorporation, indemnify and hold harmless, each present and former director, officer or employee of Predix in respect of acts or omissions occurring prior to the completion of the merger, including in connection with the merger agreement and the transactions contemplated thereby, to the same extent as provided in Predix’s certificate of incorporation, by-laws or any applicable contract or agreement for a period of six years after the completion of the merger.
      Certain of the Predix stockholders who have entered into voting agreements with EPIX, agreeing to vote all shares beneficially owned by them in favor of approval and adoption of the merger agreement and approval of the merger, are affiliated with directors of Predix.
      As a result of the foregoing, the directors and executive officers of Predix may be more likely to vote to approve the merger than Predix stockholders generally.

THE MERGER AGREEMENT
      The following summary describes the material provisions of the merger agreement. The full text of the merger agreement is attached as Annex A to this joint proxy statement/ prospectus and is incorporated herein by reference. This summary may not contain all of the information that is important to you, and you are encouraged to read carefully the entire merger agreement. The following description is subject to, and is qualified in its entirety by reference to, the merger agreement.
      The merger agreement is described herein, and included as Annex A hereto, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding EPIX, Predix or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, and you should read the information provided elsewhere in this document and in the other public filings EPIX makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov, for information regarding EPIX and Predix and their respective businesses. The representations and warranties described below and included in the merger agreement were made by each of EPIX, together with EPIX Delaware, Inc., and Predix to the other. These representations and warranties were made as of specific dates and may be subject to important qualifications, limitations and supplemental information agreed to by EPIX and Predix in connection with negotiating the terms of the merger agreement. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating risk between EPIX and Predix rather than to establish matters as facts.
Structure of the Merger
      At the effective time of the merger, Predix will merge with and into EPIX’s wholly-owned subsidiary, EPIX Delaware, Inc. Upon completion of the merger, EPIX Delaware, Inc. will be the surviving corporation and a wholly-owned subsidiary of EPIX.
Effective Time of the Transaction
      The closing of the transaction contemplated by the merger agreement will occur no later than the second business day after the last of the conditions to the transaction have been satisfied or waived, or at another time as EPIX and Predix may agree. Contemporaneously with, or as soon as practicable after the closing, EPIX and Predix will file a certificate of merger with the Secretary of State of the State of Delaware. The transaction will become effective upon the filing of this certificate.
Officers and Directors
      At the effective time, the officers of EPIX Delaware, Inc. shall be the officers of the surviving corporation, subject to change thereafter, and the directors of EPIX Delaware, Inc. will be the directors of the surviving corporation.
Conversion of Predix Shares
      Each share of Predix common stock and preferred stock (on an as-converted to Predix common stock basis) issued and outstanding immediately prior to the effective time of the merger will be automatically converted into the right to receive a number of shares of common stock of EPIX equal to the exchange ratio and cash in lieu of fractional shares.
The Exchange Ratio and Milestone Payment
      On the date of the merger agreement, every share of Predix common stock and preferred stock (on an as-converted to Predix common stock basis) issued and outstanding immediately prior to the effective time would have been converted into the right to receive 1.248509 shares of validly issued, fully paid and nonassessable EPIX common stock. As a result of the cancellation of some previously outstanding Predix options and the grant of additional options by Predix since the date of the merger agreement, the initial exchange ratio of 1.248509 has been automatically adjusted under the merger agreement to 1.239411. If EPIX or Predix issues additional equity securities before the effective time, the exchange ratio shall be further adjusted to reflect fully the effect of the issuance of any such equity securities. In addition, the exchange ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into EPIX common stock), reorganization, recapitalization or other like change with respect to EPIX common stock occurring after the date of the merger agreement and prior to the effective time of the merger. In approving the merger agreement, the holders of Predix preferred stock will be agreeing to accept the merger consideration as set forth in the merger agreement in lieu of any liquidation preferences that they would be entitled to under the Predix restated certificate of incorporation, as amended, prior to the consummation of the merger.
      In addition, EPIX will make a milestone payment to Predix stockholders, option holders and warrant holders in the amount of $35 million upon the occurrence of certain events. EPIX may elect to make the milestone payment in cash or shares of EPIX common stock, or any combination thereof; provided, that the milestone payment made to holders of an option or warrant to purchase Predix common stock or Predix preferred stock shall be made solely in cash. The milestone payment will be allocated and paid to each Predix holder of record of Predix shares, options or warrants that they hold at the effective time of the merger, in each case, pro rata based upon the percentage of the initial merger consideration that such holder would have received at the effective time of the merger and assuming that, for the purpose of the milestone payment only, that each Predix warrant and option to purchase Predix shares (whether or not vested) was exercised in full immediately prior to the effective time of the merger. In no event will the shares of EPIX common stock issuable at the effective time of the merger, including the shares of EPIX common stock issuable upon exercise of Predix options and warrants assumed by EPIX in the merger, exceed 49.99% of the outstanding EPIX common stock immediately after the effective time of the merger.
      Predix stockholders, option holders and warrant holders will receive the milestone payment within 90 days following the occurrence, as determined by the non-Predix members of the combined company’s board of directors, of any of the following events on or before June 30, 2008:

•	receipt of statistically significant final results from a randomized, placebo- or active comparator-controlled, double-blinded Phase II or Phase III clinical trial of:

•	PRX-00023 for the treatment of generalized anxiety disorder, depression, attention-deficit hyperactivity disorder or other neuropsychiatric disorder with at least 100 patients;

•	PRX-03140 for the treatment of Alzheimer’s disease or other cognitive disorders with at least 60 patients;

•	PRX-08066 for the treatment of pulmonary artery hypertension, chronic obstructive pulmonary disease or a different indication as selected by Predix or, after the effective time, by the non-Predix members of the combined company’s board of directors, with at least 60 patients;

•	PRX-07034 for the treatment of obesity, cognitive disorders or a different indication as selected by Predix or, after the effective time, by the non-Predix members of the combined company’s board of directors, with at least 60 patients; or

•	entering into a strategic partnership for any Predix drug candidate, which provides milestone and research funding payments of more than $50 million, of which $20 million must be received by June 30, 2008 in unrestricted cash through non-refundable license fees, research funding payments and/or premiums paid in connection with an equity investment by the strategic partner within 60 days following entry into the strategic partnership.
      The milestone payment will be paid within 90 days after the achievement of a milestone event, at the option of the non-Predix members of the combined company’s board of directors, either:

•	in cash, shares of EPIX common stock or any combination thereof with the number of such shares to be issued determined based on the five-day average closing price of EPIX common stock on The

NASDAQ National Market ending on the trading day that is ten days prior to the payment date; or

•	$20 million payable in accordance with paragraph (a) above and $15 million payable on the date that is 12 months after the payment of the initial $20 million in shares of EPIX common stock, with the number of such shares to be issued determined based on 75% of the 30-day average closing price of EPIX common stock on The NASDAQ National Market ending on the trading day that is ten days prior to the payment date. If, as a result of the 49.99% limitation described below, the entire $15 million payment cannot be made in shares of EPIX common stock, the balance will be paid in cash plus interest calculated from the milestone payment date at the rate of 10% per year.

      In no event may the milestone be paid in shares of EPIX common stock to the extent that such shares would exceed 49.99% of the outstanding shares of EPIX common stock immediately after such milestone payment, when combined with all shares of EPIX common stock issued in the merger and upon exercise of all Predix options and warrants assumed by EPIX in the merger.
Stock Options and Warrants
      At the effective time of the merger, all options to purchase Predix common stock then outstanding under Predix’s Amended and Restated 2003 Stock Incentive Plan and the Physiome Sciences, Inc. 1997 Stock Option Plan shall be assumed by EPIX.
      At the effective time of the merger, all warrants to purchase Predix common stock or preferred stock then outstanding shall be assumed by EPIX.
Fractional Shares
      No fractional shares of EPIX common stock will be issued in the merger. Instead, each holder of Predix common stock and preferred stock otherwise entitled to receive a fraction of a share of EPIX common stock shall receive from EPIX an amount of cash (rounded to the nearest whole cent), without interest, determined by multiplying that fraction by the average of the closing sale prices of EPIX common stock on The NASDAQ National Market on the five trading days ending on the trading day prior to the effective time of the merger.
Surrender of Predix Certificates
      Following the effective time of the merger, the exchange agent, selected by EPIX, will mail to each holder of Predix common stock and preferred stock a letter of transmittal and instructions regarding the details of the exchange. The holders will use the letter of transmittal to exchange Predix stock certificates for the shares of EPIX common stock and cash in lieu of fractional shares of EPIX common stock to which the holders of Predix common and preferred stock are entitled to receive in connection with the merger.
      After the effective time of the merger and until so surrendered, outstanding Predix certificates will be deemed to be evidence of the right to receive EPIX common stock, the right to receive an amount of cash in lieu of the issuance of any fractional shares and the right to receive the milestone payment to which the record holders of Predix common stock and preferred stock are entitled to receive in connection with the merger. No interest will be payable on cash distributed to Predix stockholders in lieu of any fractional shares of EPIX common stock.
United States Tax Consequences
      It is intended by both EPIX and Predix that the merger shall constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, or the Code.

Representations and Warranties
      The merger agreement contains customary representations and warranties of EPIX, together with EPIX Delaware, Inc. and Predix made to, and solely for the benefit of, each other. The representations and warranties expire at the effective time of the merger. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that EPIX and Predix have exchanged in connection with signing the merger agreement. While EPIX and Predix do not believe that these disclosures schedules contain information securities laws require the parties to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in the companies’ general prior public disclosures, as well as additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.
Conduct of Business Prior to the Completion of the Merger
      Under the terms of the merger agreement, EPIX and Predix have agreed that until the earlier of the termination of the merger agreement or the effective time of the merger, subject to certain exceptions, each company will carry on its business in the ordinary course, in substantially the same manner as previously conducted. In addition, except as required by law and subject to certain exceptions, each company has agreed to additional restrictions that prohibit it from:

•	changing its certificate of incorporation or by-laws, or otherwise altering its corporate structure;

•	selling, pledging, disposing of or encumbering any assets except for in the ordinary course of business;

•	issuing, disposing of or encumbering any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest except pursuant to stock options or warrants outstanding on the date of the merger agreement;

•	accelerating, amending or changing the period of exercisability of options granted under any stock plans or warrants, as the case may be, or authorizing cash payments in exchange for any options or warrants;

•	declaring, setting aside, or paying any dividend or other distribution in respect of any of its capital stock;

•	splitting, combining, or reclassifying any of its capital stock or issuing or authorizing or proposing the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	amending the terms of, repurchasing, redeeming or otherwise acquiring, any of its securities;

•	selling, transferring, licensing, sublicensing or otherwise disposing of any intellectual property, or amending or modifying any existing agreements with respect to any intellectual property;

•	acquiring (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof;

•	incurring any indebtedness for borrowed money or assuming, guaranteeing or endorsing or becoming responsible for the obligations of any person;

•	making any loans or advances in excess of $100,000 except in the ordinary course of business consistent with past practice;

•	entering into or amending any material contract or agreement other than in the ordinary course of business;

•	authorizing any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole;

•	increasing the compensation payable or to become payable to its officers, employees or consultants, except for increases in salary or wages of employees who are not officers in accordance with past practices, or granting any severance or termination pay to, or entering into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis) or other employee, or establishing, adopting, entering into or amending any employee benefit plan, provided, that each may provide their officers and employees retention bonuses to retain such officer’s or employee’s services through the effective time of the merger, valued at not more than 20% of such officer’s or employee’s yearly base salary as of the date of the merger agreement, payable in cash, stock or an option to purchase stock that becomes payable or vests on or after the effective time of the merger, if each party has notified the other party in writing at least five business days prior to granting any such retention bonus and included in such notification is a description of the circumstances giving rise to such retention bonus, provided, further, that the aggregate value of all retention bonuses granted by each shall not exceed $350,000;

•	taking any action, other than as required by generally accepted accounting principals, to change accounting policies or procedures;

•	making any material tax election inconsistent with past practices or settling or compromising any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax;

•	paying, discharging or satisfying any claims, liabilities or obligations, other than in the ordinary course of business and consistent with past practice;

•	entering into any material partnership arrangements, joint development agreements, strategic alliances or collaborations;

•	except as may be required by law, taking any action to terminate or amend any employee plans other than in connection with the merger; or

•	taking any action which would make any of the representations or warranties of either party contained in the merger agreement to be untrue or incorrect or prevent either party from performing, or cause either party not to perform, its covenants thereunder or result in any of the conditions to the merger not being satisfied.
No Solicitation
      Both parties have agreed, subject to limitations described below, that neither Predix and its subsidiaries nor EPIX will directly or indirectly through any officer, director, employee, representative or agent, without the prior written consent of both parties solicit, encourage or have negotiations with respect to (including by way of furnishing information) the initiation or submission of any inquiries, proposals or offers regarding any acquisition, merger, take-over bid, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving either party, or an Acquisition Proposal; provided, however, that prior to the adoption of the merger agreement and the approval of the merger by the stockholders of Predix or EPIX, as applicable, Predix and EPIX may furnish nonpublic information regarding such party to any third party in response to a superior offer that is submitted to such party by such third party (and not withdrawn) if: (a) such party shall not have breached the no solicitation provisions of the merger agreement; (b) the board of directors of such party concludes in good faith based on the advice of outside legal counsel, that (i) the failure to take such action would be inconsistent with the fiduciary duties of the EPIX board of directors under applicable law, with respect to EPIX and (ii) taking such action would be required in order to comply with the fiduciary duties of the Predix board of directors under applicable law, with respect to Predix and; (c) such party complies with the provisions of the merger agreement; and (d) such party receives from such third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement dated October 28, 2005 between EPIX and Predix.
      EPIX and Predix have further agreed (a) that both parties shall immediately notify the other party after receipt of any Acquisition Proposal or any request for nonpublic information relating to either party in connection with an Acquisition Proposal or for access to the properties, books or records of either entity by any person or entity that informs the board of directors of that party that it is considering making, or has made, an Acquisition Proposal. Such notice to either party shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact, (b) both parties shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than each other) conducted with respect to any acquisition, merger, take-over bid, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving either party. Both parties agree that it will not release any third party from any confidentiality or standstill agreement to which either is a party and (c) both parties shall ensure that the officers, directors and employees of each and any investment banker or other advisor or representative retained by either party are aware of these restrictions, and shall be responsible for any breach of these restrictions by such officers, directors, employees, bankers, advisors and representatives.
Additional Agreements
      Under the terms of the merger agreement EPIX and Predix have each agreed:

•	to file, as promptly as practicable after execution of the merger agreement, this joint proxy statement/ prospectus with the Securities and Exchange Commission, and that EPIX will prepare and file the registration statement in which the joint proxy statement/ prospectus is included;

•	to cooperate with each other in the preparation and filing of the joint proxy statement/ prospectus; and

•	to promptly notify one another of any comments from the Securities and Exchange Commission with respect to the joint proxy statement/ prospectus.
      In addition, EPIX and Predix have agreed:

•	to mail the joint proxy statement/ prospectus to their respective stockholders at the earliest practicable time after the registration statement is declared effective by the Securities and Exchange Commission;

•	to promptly take all steps necessary to hold and convene their respective stockholders’ meeting, and use commercially reasonable efforts to solicit from their respective stockholders proxies in favor of the adoption of the merger agreement and the approval of the merger; and

•	that their respective boards of directors shall recommend the adoption of the merger agreement and the approval of the merger to their respective stockholders, and, except in certain circumstances, neither the board of directors of EPIX or Predix shall withdraw, amend or modify the recommendation.

Continuing Obligation to Convene Stockholders’ Meeting
      Notwithstanding anything to the contrary contained in the merger agreement, both parties will remain obligated to call, give notice of, convene and hold their respective stockholders’ meeting which shall not be limited or affected by the commencement, disclosure, announcement or submission to either party of any superior offer.
Confidentiality
      Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject, Predix and EPIX shall each afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period prior to the effective time, to all of its and its subsidiaries’ properties, books, contracts, commitments and records and, during such period, Predix and EPIX each shall furnish promptly to the other all information concerning its and its subsidiaries’ business, properties and personnel as such other party may reasonably request, and each shall make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other’s business, properties and personnel as either party may reasonably request. Each party shall keep such information confidential in accordance with the terms of the confidentiality agreement dated October 28, 2005 between EPIX and Predix.
Regulatory Filings
      Predix, EPIX and EPIX Delaware, Inc. shall coordinate and cooperate with one another and shall use all commercially reasonable efforts to comply with all legal requirements and make all filings required by any governmental entity in connection with the merger and related transactions contemplated by the merger. Predix and EPIX shall prepare and file, if any, (a) the notification, report and any forms required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and (b) as promptly as practicable thereafter respond in compliance with any inquiries or requests received from the Federal Trade Commission, the Department of Justice or from any state attorney general, foreign antitrust or competition authority or other governmental authority in connection with antitrust or competition matters. Predix and EPIX will notify the other promptly upon the receipt of any comments, responses or requests from any governmental entity or official in connection with any filings made pursuant to the merger agreement and the merger.
Notification of Certain Matters
      Predix shall give prompt notice to EPIX, and EPIX shall give prompt notice to Predix, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in the merger agreement to be materially untrue or inaccurate, and (b) any failure of Predix or EPIX, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder; provided, however, that the delivery of any notice pursuant to the merger agreement shall not limit or otherwise affect the remedies available thereunder to the party receiving such notice; and provided, further, that failure to give such notice shall not be treated as a breach of covenant for the purposes of the merger agreement unless the failure to give such notice results in material prejudice to the other party.
      Each of Predix and EPIX shall give prompt notice to the other of (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the merger or other transactions contemplated by the merger agreement; (b) any notice or other communication from any governmental authority in connection with the merger or other transactions contemplated by the merger agreement; (c) any litigation relating to or involving or otherwise affecting Predix, its subsidiaries or EPIX that relates to the merger or other transactions contemplated by the merger agreement; (d) the occurrence of a default or event that, with notice or lapse of time or both, is reasonably likely to become a default under a Predix contract; and (e) any change that would be considered reasonably likely to result in a material adverse effect, or is likely to impair in any material respect the ability of either Predix or EPIX to consummate the transactions contemplated by the merger agreement.
Indemnification
      From and after the merger, EPIX Delaware, Inc., as the surviving corporation, will fulfill and honor in all respects the obligations of Predix which exist prior to the date thereof to indemnify Predix’s present and former directors, officers, employees and their heirs, executors and assigns. The certificate of incorporation and by-laws of EPIX Delaware, Inc. will contain provisions with respect to indemnification and elimination of liability for monetary damages set forth in Predix’s restated certificate of incorporation, as amended, and by-laws on the date of the merger agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the merger in any manner that would adversely affect the rights thereunder of individuals who, at the time of the merger, were directors, officers, employees or agents of Predix, unless such modification is required by law and then only to the minimum extent required by such law.
      Predix shall use commercially reasonable efforts, after consultation with EPIX, to negotiate and secure a “tail” on its existing directors, officers and company liability insurance policies for a period of six years, at a total cost not to exceed $25,000 per year of coverage, which cost shall be paid by EPIX.
Listing of EPIX Common Stock
      EPIX shall use its reasonable best efforts to cause the shares of EPIX common stock to be issued in the merger to be approved for listing on The NASDAQ National Market prior to the effective time of the merger.
Public Announcements
      EPIX and Predix shall consult with each other before issuing any press release or otherwise making any public statements with respect to the merger and shall not issue any such press release or make any such public statement without the prior consent of the other parties, which shall not be unreasonably withheld or delayed; provided, however, that, on the advice of legal counsel, EPIX may comply with any Securities and Exchange Commission requirements under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, which requires any public disclosure, without the consent of Predix.
Taxes
      EPIX and Predix shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by the merger agreement that are required or permitted to be filed on or before the effective time of the merger. EPIX shall pay all such taxes and fees.
Severance Payments
      If at any time between the effective time of the merger and the 12-month anniversary of the effective time of the merger, EPIX, the surviving corporation or its subsidiaries causes any full-time employee of EPIX, Predix or its subsidiaries as of the date of the merger agreement and the effective time of the merger, other than Philip Chase, Mia Moore and Sheila DeWitt, Ph.D., to be terminated for any reason other than cause or to resign as a result of a substantial diminution of salary, such employee shall be entitled to, among other things, severance payments ranging from three months to 15 months of their base salary from EPIX, EPIX Delaware, Inc. or their subsidiaries, as the case may be, all as set forth in the merger agreement. To the extent such an employee has an individual agreement providing for severance, such employee may choose to receive the benefits under their individual agreement or as set forth in the merger agreement.
EPIX Board of Directors
      The EPIX board of directors shall cause the EPIX board of directors, immediately after the effective time, to consist of no more than nine persons, and, with respect to such board of directors: (a) to appoint four Predix nominees, which shall include Frederick Frank, Michael G. Kauffman, M.D., Ph.D., Patrick J. Fortune, Ph.D. and Ian F. Smith, CPA, ACA, (b) to appoint five EPIX nominees, which may include EPIX’s directors immediately prior to the effective time of the merger. In addition, EPIX shall cause the Chief Executive Officer of Predix immediately prior to the effective time of the merger to be the Chief Executive Officer of EPIX immediately after the effective time of the merger pursuant to an employment agreement upon mutually agreeable terms and conditions.
Treatment as Reorganization
      Predix, EPIX and EPIX Delaware, Inc. will not take any action prior to or after the effective time of the merger that would reasonably be expected to cause the merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.
Conditions to the Completion of the Merger

Conditions to Obligations of Each Party
      The obligations of EPIX and Predix to effect the transaction are subject to the satisfaction or waiver of various conditions, which include the following:

•	the registration statement relating to the shares of EPIX common stock to be issued in connection with the merger, of which this joint proxy statement/ prospectus is a part, shall have been declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of the registration statement shall have been issued by the Securities and Exchange Commission nor shall such proceeding have been initiated or, to the knowledge of EPIX and Predix, threatened by the Securities and Exchange Commission;

•	all approvals of, declarations or filings, with any governmental authority necessary for the consummation of the merger, if any, shall have been obtained or made, including the expiration or termination of the waiting period (and any extension thereof) under the HSR Act, if required;

•	the merger agreement shall have been adopted by the requisite vote of the stockholders of EPIX and Predix, respectively, in accordance with General Corporation Law of the State of Delaware and EPIX’s and Predix’s respective certificates of incorporation and by-laws; and the issuance of shares of EPIX common stock by virtue of the merger shall have been approved by the requisite vote of the stockholders of EPIX under the rules of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.;

•	no order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger shall be in effect, nor shall any proceeding brought by any governmental authority seeking any of the foregoing be pending;

•	EPIX and Predix shall have received the written opinion of Goodwin Procter LLP and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., respectively, to the effect that the merger will constitute a reorganization within the meaning of Section 368 of the Code; and

•	no injunction, or final, non-appealable judgment, decree or order issued by any court of competent jurisdiction shall be in effect which would result in the acceleration of payment of the amounts outstanding under that certain Indenture, dated as of June 7, 2004, between EPIX and U.S. Bank National Association, as trustee, or any notes issued thereunder.

Additional Conditions to the Obligations of EPIX
      The obligations of EPIX to effect the merger shall be subject to the satisfaction at or prior to the effective time of the merger of each of the following conditions:

•	the representations and warranties of Predix contained in the merger agreement shall be true and correct in all respects on and as of the effective time;

•	Predix shall have performed or complied with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger;

•	there shall not have been instituted, pending or threatened any action or proceeding by any governmental authority, nor shall there be in effect any judgment, decree or order of any governmental authority, in either case, seeking to prohibit or limit EPIX from exercising all material rights and privileges pertaining to its ownership of the surviving corporation;

•	there shall have been no change, occurrence or circumstance in the business, results of operations or financial condition of Predix or any subsidiary of Predix having or reasonably likely to have, individually or in the aggregate, a material adverse effect on Predix;

•	EPIX shall have received from each affiliate of Predix, the affiliate agreements, described elsewhere in this joint proxy statement/ prospectus, and such agreement shall be in full force and effect;

•	Predix shall have received all consents and approvals required to consummate the merger under Predix’s and its subsidiaries’ agreements listed in the merger agreement;

•	stockholders of Predix holding an aggregate of approximately 40% of the voting shares of Predix shall have entered into voting agreements, described elsewhere in this joint proxy statement/ prospectus, and such agreements shall be in full force and effect; and

•	EPIX shall have received from Goodwin Procter LLP, counsel to Predix, an opinion, addressed to EPIX dated as of the effective date of the merger.

Additional Conditions to the Obligations of Predix
      The obligations of Predix to effect the merger shall be subject to the satisfaction at or prior to the effective time of the merger of each of the following conditions:

•	the representations and warranties of EPIX contained in the merger agreement shall be true and correct in all respects on and as of the effective time;

•	EPIX shall have performed or complied with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger;

•	there shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority, nor shall there be in effect any judgment, decree or order of any governmental authority, in either case, seeking to prohibit or limit Predix from exercising all material rights and privileges pertaining to its ownership of the surviving corporation;

•	there shall have been no change, occurrence or circumstance in the business, results of operations or financial condition of EPIX having or reasonably likely to have, individually or in the aggregate, a material adverse effect on EPIX;

•	the EPIX common stock shall be listed on The NASDAQ National Market as of and from the date of the merger agreement through the consummation of the merger and the shares of EPIX common stock issued in the merger shall have been approved for listing on The NASDAQ National Market as of the consummation of the merger;

•	Predix shall have received from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to EPIX, an opinion, addressed to Predix dated as of the effective date of the merger;

•	the sum of EPIX’s cash, cash equivalents, restricted cash and securities available for sale at the effective time of the merger less the aggregate amount of any and all liabilities and obligations associated with (a) severance or similar obligations of EPIX as of the effective time; (b) fees payable to any financial advisor to EPIX; (c) fees owed or payable to EPIX’s independent public accountants; (d) bonus payments to employees upon consummation of the merger; and (e) legal fees of EPIX in connection with the negotiation and execution of the merger agreement and consummation of the merger shall be no less than the $110 million;

•	EPIX shall have caused the board of directors of EPIX to be constituted as set forth the merger agreement; and

•	each of the current officers of EPIX who is not named in the merger agreement shall have delivered to EPIX their written resignations as officers of EPIX and each of the individuals named in the merger agreement shall have been appointed officers of EPIX.

Termination of the Merger Agreement
      The merger agreement may be terminated at any time before the effective time of the merger, notwithstanding approval thereof by the board of directors and stockholders of Predix and EPIX, under the following circumstances:

•	by mutual written consent duly authorized by the board of directors of EPIX and Predix;

•	by either EPIX or Predix if the merger shall not have been consummated by July 31, 2006; provided, that the right to terminate the merger agreement for this reason shall not be available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of or resulted in the failure of the merger to occur on or before such date;

•	by either EPIX or Predix if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action prohibiting the merger;

•	by EPIX, if the board of directors of Predix shall have withheld or withdrawn its recommendation in favor of the merger, or if there shall have occurred any material adverse effect with respect to Predix since the date of the merger agreement;

•	by Predix, if the board of directors of EPIX shall have withheld or withdrawn its recommendation in favor of the merger, or if there shall have occurred any material adverse effect with respect to EPIX since the date of the merger agreement;

•	by either EPIX or Predix, if the required approval of the stockholders of EPIX or Predix shall not have been obtained by reason of the failure to obtain the requisite vote, provided, that the right to terminate the merger agreement for this reason shall not be available to any party where the failure to obtain stockholder approval of such party shall have been caused by the action or failure of such party in breach of the merger agreement;

•	by either EPIX or Predix, upon a breach of any covenant or agreement on the part of Predix or EPIX, respectively, set forth in the merger agreement, in either case, such that certain conditions set forth in the merger agreement, would not be satisfied, or a Terminating Breach, provided, that, if such Terminating Breach is curable through the exercise of commercially reasonable efforts prior to the expiration of five days from its occurrence (but in no event later than July 31, 2006) by EPIX or Predix, neither Predix nor EPIX, respectively, may terminate the merger agreement unless such 5-day period expires without such Terminating Breach having been cured; or

•	by either EPIX or Predix, if such party is not in material breach of any of its respective obligations under the merger agreement, if any representation or warranty on the part of the other party set forth in the merger agreement proves to have been untrue on the date of thereof, if such failure to be true would reasonably be likely to have a material adverse effect.

Notice/ Effect of Termination
      Any termination of the merger agreement will be effective immediately upon the delivery of written notice of the terminating party to the other parties thereto. In the event of the termination of the merger agreement, the merger agreement shall forthwith become void and there shall be no liability on the part of any party thereto or any of its affiliates, directors, officers or stockholders except that nothing therein shall relieve any party from liability for any willful breach thereof. No termination of the merger agreement shall affect the obligations of the parties contained in the confidentiality agreement dated October 28, 2005 between EPIX and Predix.
Fees and Expenses
      Except as set forth in the merger agreement, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the merger is consummated. In addition, EPIX shall be solely responsible for all fees and expenses incurred in relation to the preparation, printing and filing of this joint proxy statement/ prospectus (including the preliminary materials related thereto) and the registration statement of which this joint proxy statement/ prospectus forms a part, in each case, including without limitation any amendments or supplements thereto.
      Predix shall pay EPIX a fee of $4.5 million upon the termination of the merger agreement by EPIX if:

•	there is an uncured breach of any covenant or agreement;

•	the board of directors of Predix shall have withheld or withdrawn its recommendation in favor of the merger;

•	there shall have occurred any material adverse effect with respect to Predix since the date of the merger agreement; or

•	Predix fails to obtain the requisite stockholder vote to approve the merger.
      EPIX shall pay Predix a fee of $4.5 million upon the termination of the merger agreement by Predix if:

•	there is an uncured breach of any covenant or agreement;

•	the board of directors of EPIX shall have withheld or withdrawn its recommendation in favor of the merger;

•	there shall have occurred any material adverse effect with respect to EPIX since the date of the merger agreement; or

•	EPIX fails to obtain the requisite stockholder vote to approve the merger.
      The fee payable pursuant to a termination under the merger agreement shall be paid within three business days after the first to occur of the events described in such sections.
Amendment and Waiver
      The merger agreement may be amended by the parties thereto by action taken by or on behalf of their respective boards of directors at any time prior to the effective time; provided, however, that, after approval of the merger by the boards of directors and stockholders of EPIX and Predix, no amendment may be made which by law requires further approval by such stockholders or boards of directors without such further approval. The merger agreement may not be amended except by an instrument in writing signed by the parties thereto.
      At any time prior to the effective time, any party to the merger agreement may, with respect to any other party thereto, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained therein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound.

THE VOTING AGREEMENTS
      The following description of the voting agreements describes the material terms of the voting agreements. This description of the voting agreements is qualified in its entirety by reference to the form of voting agreement which is attached as Annex B to this joint proxy statement/ prospectus and is incorporated herein by reference. EPIX and Predix encourage you to read the entire form of voting agreement.
      The following Predix stockholders entered into each entered into voting agreements with EPIX on April 3, 2006: Caduceus Private Investment, L.P., UBS PW Juniper Crossover Fund, L.L.C., Hare and Company FAO: Finsbury Worldwide Pharma, Yozma II (Israel) L.P., Yozma Venture Capital Ltd, YVC-Yozma Management & Investments Ltd., as trustee for Yozma II (B.V.I.) L.P., PCM Venture Capital L.P., Yamanouchi Venture Capital and PA International Limited. In the voting agreements, each has agreed to vote all shares of Predix common stock and preferred stock beneficially owned by them as of the record date (a) in favor of the approval and adoption of the merger agreement and the approval of the merger, (b) against any action that would preclude fulfillment of a condition under the merger agreement to EPIX’s or EPIX Delaware, Inc.’s obligation to consummate the merger, (c) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Predix under the merger agreement and (d) against any acquisition transaction (other than the one contemplated by the merger agreement). In addition, they have each granted EPIX an irrevocable proxy to vote their shares of Predix common stock and preferred stock in the manner set forth above. Further, each has agreed that it will not (a) solicit proxies or participate in a solicitation in opposition to or in competition with the approval of the merger agreement or take any other action that would compete with or interfere with the timely consummation of the merger, (b) directly or indirectly encourage, initiate or cooperate in a stockholders’ vote or action by written consent of Predix’s stockholders in opposition to or in competition with the approval of the merger agreement, or (c) become a member of a group with respect to any voting securities of Predix for the purpose of opposing or competing with the approval of the merger agreement. During the term of the voting agreements, each has also agreed to not transfer, sell, offer, exchange, pledge or otherwise dispose of any shares of Predix common stock and preferred stock, or any options to purchase shares of Predix common stock, owned by them.
      Approximately 120,069 shares of Predix common stock and 6,769,289 shares of Predix preferred stock (on an as-converted to Predix common stock basis), which represents approximately 40% of the outstanding shares of Predix voting stock as of May 15, 2006 are subject to voting agreements and irrevocable proxies. The voting agreements will terminate on the earlier of the consummation of the merger or termination of the merger agreement pursuant to its terms.

MANAGEMENT OF EPIX AFTER THE MERGER
Management and Board of Directors of EPIX After the Merger
      Upon consummation of the merger, the EPIX board of directors is expected to be comprised of nine members. The following table lists the names, ages and positions of individuals designated by EPIX and Predix to be the management team and key employees of EPIX upon consummation of the merger and the expected members of the EPIX board of directors after the merger. The ages of the individuals are provided as of May 15, 2006.

Name	Age	Position

Management Team:
Michael G. Kauffman M.D., Ph.D.*	42	Chief Executive Officer
Andrew C.G. Uprichard, M.D.*	48	President
Kimberlee C. Drapkin, CPA*	38	Chief Financial Officer
Oren Becker, Ph.D.*	45	Chief Scientific Officer
Stephen R. Donahue, M.D.	41	Vice President of Clinical & Regulatory Affairs
Philip Graham, Ph.D.	43	Vice President of Product Management and Imaging
Thomas McMurry, Ph.D.	48	Vice President of Imaging Research
Silvia Noiman, Ph.D.*	50	Senior Vice President of Pipeline Management, General Manager Israel
Chen Schor, CPA*	34	Chief Business Officer
Sharon Shacham, Ph.D.	35	Vice President of Preclinical Development and Product Leadership
Brenda Sousa	41	Vice President of Human Resources
Directors:**
Christopher F.O. Gabrieli	46	Chairman of the Board
Patrick J. Fortune, Ph.D.	59	Director
Frederick Frank	73	Director
Michael Gilman, Ph.D.	51	Director
Michael G. Kauffman, M.D., Ph.D.	42	Director
Mark Leuchtenberger	49	Director
Gregory D. Phelps	57	Director
Ian F. Smith, CPA, ACA	39	Director

*	Executive officer.

**	In addition, the board of directors of EPIX after the merger is expected to have an additional member designated by EPIX who has not yet been identified.

Management and Key Employees of EPIX After the Merger
      Michael G. Kauffman, M.D., Ph.D. has served as Predix’s President and Chief Executive Officer and as a member of Predix’s board of directors since August 2003. From September 2002 until August 2003, Dr. Kauffman served as President and Chief Executive Officer of Predix Pharmaceuticals, Inc., the wholly-owned U.S. subsidiary of Predix Pharmaceuticals Ltd., an Israeli corporation that Predix acquired in August 2003. From March 2000 to September 2002, Dr. Kauffman served as Vice President, Medicine, and Proteasome Inhibitor (Velcade) Program Leader at Millennium Pharmaceuticals Inc. Dr. Kauffman held senior positions at Millennium Predictive Medicine, Inc., as cofounder and Vice President of Medicine from September 1997 to February 2000. From September 1995 to September 1997, Dr. Kauffman served as Medical Director at Biogen Corporation (now Biogen Idec). He currently serves on the board of directors of Bioenvision, Inc., a publicly traded biopharmaceutical company, CombinatoRx, Inc., a publicly traded biopharmaceutical company. Dr. Kauffman received his M.D. and Ph.D.

(Molecular Biology and Biochemistry) at Johns Hopkins and his postdoctoral training at Harvard University. He received his B.A. in Biochemistry summa cum laude from Amherst College and is board certified in Internal Medicine.
      Andrew C.G. Uprichard, M.D. joined EPIX as President and Chief Operating Officer in July 2004. Dr. Uprichard has an extensive background in discovery research and development in the biopharmaceutical industry. Prior to joining EPIX, Dr. Uprichard served as Chief Operating Officer at ArQule, Inc. from 2002 to 2003 and at Curis, Inc. from 2000 to 2002. For the preceding 11 years, Dr. Uprichard held numerous management positions at Parke-Davis/ Warner-Lambert (now part of Pfizer) in pharmaceutical research, where his experience — spanning drug discovery, pre-clinical and clinical development — included the oversight of a number of IND filings. From 1997 to 2000, Dr. Uprichard was Vice President, Drug Development; from 1994 to 1997, the Senior Director, Cardiovascular Pharmacology; and from 1989 to 1994, Dr. Uprichard held various oversight positions in Cardiovascular Clinical Development. In the late 1980s, Dr. Uprichard was a Cardiology and Postdoctoral Fellow at the University of Michigan Medical School. Dr. Uprichard holds M.B., Ch.B. and M.D. degrees from the University of Edinburgh, Scotland; is a Fellow of the Royal College of Physicians of Edinburgh; a Fellow of the Faculty of Pharmaceutical Medicine and a Fellow of the American College of Physicians.
      Kimberlee C. Drapkin, CPA has served as Predix’s Chief Financial Officer since February 2005. From 1995 to February 2005, Ms. Drapkin held senior positions of increasing responsibility within the finance organization at Millennium Pharmaceuticals, Inc. with leadership responsibility for financial reporting, technical accounting, Sarbanes Oxley compliance and internal audit. Ms. Drapkin began her professional career at Price Waterhouse (now PricewaterhouseCoopers LLP) and is a Certified Public Accountant. Ms. Drapkin is a graduate of Babson College, holding a B.S. in Accounting summa cum laude.
      Oren Becker, Ph.D. has served as Predix’s Chief Scientific Officer since August 2003. Dr. Becker founded Predix Pharmaceuticals Ltd. and served as its Chief Technology Officer and on its board of directors from its inception in November 2000 through August 2003. Before founding Predix, Dr. Becker held a position as a visiting professor at Harvard University from 1999 to 2000 and a professor at Tel-Aviv University from 1994 to 2000. Dr. Becker received his B.Sc. in Physics and Chemistry summa cum laude, a B.A. in Philosophy magna cum laude and a Ph.D. in Theoretical Chemical Physics from the Hebrew University of Jerusalem and his postdoctoral training at Harvard University.
      Stephen R. Donahue, M.D. has served as Predix’s Vice President, Clinical and Regulatory Affairs since October 2004. From June 2003 to October 2004 he served as the medical director overseeing clinical research in atherosclerosis and metabolism at Merck, where he played a key role in securing regulatory approval of Vytorin (ezetimibe/simvastatin). From 1997 to June 2003, Dr. Donahue held several senior clinical positions at Bristol-Myers Squibb, in clinical pharmacology, metabolism and cardiovascular diseases. Dr. Donahue is a graduate of Georgetown University Medical School and Brown University. He completed his residency in internal medicine at Georgetown University Medical Center and is Board Certified in both Internal Medicine and Clinical Pharmacology.
      Philip Graham, Ph.D. joined EPIX in October 1994 as a scientist after more than 5 years at Eli Lilly and Company. During his time at EPIX, Dr. Graham had management responsibility for chemical and analytical development along with pharmacology and toxicology. He played an important role in the research and development of Vasovist as well as leading the thrombus imaging program from lead optimization through the initiation of Phase II proof-of concept trials with EP-2104R. Dr. Graham received his Bachelor of Science (Hons, 1st Class) degree from the University of Otago, New Zealand, and his Ph.D. in Analytical Chemistry from the University of Massachusetts, Amherst.
      Thomas McMurry, Ph.D. has been part of the scientific management team at EPIX since it initiated operations in 1993. Dr. McMurry was promoted to Vice President in March 2004 and is responsible for discovery and pre-clinical activities. Prior to joining EPIX, he was a Senior Staff Fellow in Radiation Oncology at the National Cancer Institute in Bethesda, Maryland, and a postdoctoral associate at the University of California, Berkeley. Dr. McMurry holds a M.S. and Ph.D. in Organic Chemistry from the

University of Michigan and is a graduate of the Pennsylvania State University. Dr. McMurry is an author of over 30 scientific publications and is an inventor of MS-325 and EP-2104R.
      Silvia Noiman, Ph.D. has served as Senior Vice President of Pipeline Management and General Manager of Predix’s subsidiary in Israel since August 2003. Dr. Noiman founded Predix Pharmaceuticals Ltd. and served as its Chief Operating Officer from November 2000 until August 2003. Before founding Predix Pharmaceuticals Ltd., Dr. Noiman performed private entrepreneurship activities in the Biotechnology Industry in Israel from 1998 to 2000. Dr. Noiman held an academic position at the Weizmann Institute of Science from 1993 to 1996. Dr. Noiman received her Ph.D. (Molecular Biology) and MBA at Tel-Aviv University.
      Chen Schor, CPA has served as Predix’s Chief Business Officer since January 2004. From 1998 to December 2003 Mr. Schor served as Partner, Life Sciences, and Chief Financial Officer, at Yozma Venture Capital Group. Yozma was one of the lead investors in Predix Pharmaceuticals Ltd. when the company was founded in 2000. Mr. Schor served as a member of the board of directors of Predix Pharmaceuticals Ltd. from November 2000 to August 2003 and Predix Pharmaceuticals, Inc. from September 2001 until August 2003. Mr. Schor served as a member of Predix’s board of directors from August 2003 until December 2003. Mr. Schor previously held positions at Arthur Andersen from 1995 to 1996 and BDO consultants from 1996 to 1998 and holds an MBA, B.A. in Biology, B.A. in Economics and is a Certified Public Accountant.
      Sharon Shacham, Ph.D. has been a member of Predix’s scientific management team since Predix was founded in 2000. Dr. Shacham joined Predix with its founders and was the lead scientist in G-Protein Coupled Receptor modeling; her Ph.D. thesis provided the basis for much of Predix’s original and current computational technology, including in silico screening protocols and early hit identification. As one of the original employees of Predix, Dr. Shacham has played a key role in the discovery and development of Predix’s clinical and pre-clinical drug candidates. In January 2006, Dr. Shacham was promoted to Vice President of Preclinical Development and Product Leadership. Prior to joining Predix, she received a B.Sc. in Chemistry magna cum laude, a Ph.D. in Biochemistry and Biophysics, and an MBA, from Tel Aviv University.
      Brenda Sousa joined EPIX in June 1998. Ms. Sousa joined EPIX from RKS Health Ventures and the Spence Center for Women’s Health where she was the Director of Human Resources from June 1995 to May 1998. Prior to 1998, Ms. Sousa spent ten years in the hospitality industry with Hilton, Stouffers and Sonesta hotels in a variety of sales and marketing positions. She is a member of the board of directors for a nonprofit organization, Career Collaborative, and is the Chair of their Employer Advisory Committee. Ms. Sousa holds an Associates Degree in Psychology.

Board of Directors of EPIX After the Merger
      Christopher F.O. Gabrieli has been a member of the board of directors of EPIX since 1994, and he is the Chairman of the board of directors. Mr. Gabrieli is the Chairman of Massachusetts 2020, a non-profit public policy organization. He is a member of the general partners of Bessemer Venture Partners III L.P. and Bessemer Venture Partners IV L.P. and related venture capital partnerships, where he worked from 1986 to 2000. Mr. Gabrieli is a candidate for the Governor of the Commonwealth of Massachusetts, the general election for which is scheduled in November 2006.
      Patrick J. Fortune, Ph.D. has served as a member of Predix’s board of directors since January 2005. Dr. Fortune has been a partner at Boston Millennia Partners since August 2001. He was previously President and Chief Operating Officer of New Era of Networks from 1999 to July 2001; Vice President at Monsanto from 1995 to 1999; Vice President at Bristol-Myers Squibb from 1991 to 1994; Group President at Baxter International from 1984 to 1989 and Vice President of Research and Development at Baxter International from 1982 to 1984. Dr. Fortune currently serves on the board of directors of Parexel International Corp. and several private companies. He has served on the engineering and scientific advisory boards of the University of Wisconsin, the University of Illinois and the University of Chicago.

Dr. Fortune holds a B.A. from the University of Wisconsin, an MBA from Northwestern University and a Ph.D. in Physical Chemistry from the University of Wisconsin.
      Frederick Frank joined Predix’s board of directors as chairman in January 2001. Mr. Frank is Vice Chairman and a Director of Lehman Brothers. Before joining Lehman Brothers as a Partner in September 1969, Mr. Frank was co-director of research, as well as Vice President and Director, of Smith, Barney & Co. Incorporated. He is a Chartered Financial Analyst, member of The New York Society of Security Analysts and a past president of the Chemical Processing Industry Analysts. Mr. Frank is a director of Diagnostic Products Corporation, Landec Corporation and Pharmaceutical Product Development, Inc., all of which are publicly traded companies. He also serves on the boards of directors of Business Engine, Digital Arts & Sciences, Inc. and eSoft, Inc. He is Chairman of the National Genetics Foundation, a director of the Salk Institute, a member of the Pharmaceutical Executive Magazine advisory board, a member of the Board of Governors of the National Center for Genome Resources, Chairman of the Board of The Irvington Institute for Immunological Research, a member of the Advisory Board of The Harvard School of Public Health and also the John Hopkins’ Bloomberg School of Public Health. Mr. Frank holds a B.A. from Yale University and an MBA from Stanford Business School.
      Michael Gilman, Ph.D. has been a director of EPIX since April 2006. Most recently he was Executive Vice President, Research at Biogen Idec. He joined Biogen in 1999 as Director of Molecular Biology and became head of research at Biogen in 2000. Dr. Gilman was Executive Vice President and Chief Scientific Officer of ARIAD Pharmaceuticals from 1995 to 2000. Prior to that, Dr. Gilman spent eight years on the scientific staff of Cold Spring Harbor Laboratory in New York, where his research focused on mechanisms of signal transduction and gene regulation. Dr. Gilman holds a Ph.D. in Biochemistry from University of California, Berkeley, and a S.B. in Life Sciences from Massachusetts Institute of Technology.
      Michael G. Kauffman, M.D., Ph.D. See Dr. Kauffman’s biography set forth under “Management and Key Employees of EPIX After the Merger” above.
      Mark Leuchtenberger has been a member of the board of directors of EPIX since September 2004. Mr. Leuchtenberger is the President and Chief Executive Officer of Therion Biologics, a privately held biotechnology company developing therapeutic vaccines for cancer. Prior to joining Therion in 2002, Mr. Leuchtenberger spent 11 years at Biogen, Inc., where he led the development and launch of Avonex and ran North American and international commercial operations. Prior to Biogen, he was a consultant at Bain & Company specializing in healthcare. Mr. Leuchtenberger also serves on boards for the Massachusetts Biotechnology Council, Beth Israel Deaconess Medical Center and Wake Forest University.
      Gregory D. Phelps has been a Director of EPIX since July 2004. Mr. Phelps is the Chairman of the Board and Chief Executive Officer of RenaMed Biologics, Inc., a biotechnology company developing therapeutic products. He has previously held positions of Chief Executive Officer of Ardais Corporation, Viagene, Inc. and ZymoGenetics, Inc. He has also served as Vice Chairman of Dyax Corporation, Executive Vice President of Genzyme Corporation and Vice President of Baxter Travenol Laboratories, Inc. (now Baxter Healthcare).
      Ian F. Smith, CPA, ACA has been a member of Predix’s board of directors since May 2005. Mr. Smith is currently Senior Vice President and Chief Financial Officer of Vertex Pharmaceuticals Incorporated. He began as Vice President and Chief Financial Officer in October 2001, and was promoted to Senior Vice President and Chief Financial Officer in November 2003. Prior to joining Vertex Mr. Smith was a partner in the Life Science and Technology Practice of Ernst & Young, LLP since 1999. He had various responsibilities in Ernst & Young’s accounting, auditing and mergers and acquisitions groups. Mr. Smith initially joined Ernst & Young’s U.K. firm in 1987, and then joined its Boston office in 1995. Mr. Smith holds a B.A. in Accounting and Finance from Manchester Metropolitan University, U.K., is a member of the American Institute of Certified Public Accountants and is a Chartered Accountant of England and Wales.

Board Composition of EPIX After the Merger
      Upon the closing of the merger, EPIX’s board of directors will be divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. A majority of the members of the EPIX board of directors after the merger will be independent within the meaning of the director independence standards of The NASDAQ National Market and the applicable rules of the Securities and Exchange Commission. Mr. Gabrieli and Dr. Fortune will be in the class of directors whose initial term expires at the 2007 annual meeting of stockholders. Messrs. Phelps, Frank and Smith will be in the class of directors whose initial term expires at the 2008 annual meeting of the stockholders. Mr. Leuchtenberger and Drs. Gilman and Kauffman will be in the class of directors whose initial term expires at the 2009 annual meeting of stockholders. This classification of the EPIX board of directors will make it more difficult for a third party to acquire control of EPIX after the merger. In addition, the EPIX board of directors after the merger will have an additional member designated by EPIX who has not yet been identified, whose term will expire at the 2007 annual meeting of stockholders.

Committees of the Board of EPIX After the Merger
      The EPIX board of directors has established three standing committees: the audit committee, the compensation committee and the corporate governance and nominating committee. In addition, after the merger the composition of the committees will change as a result of the resignation of certain existing EPIX directors and the election of four Predix directors to the board of directors of EPIX.
      Audit Committee. EPIX’s audit committee after the merger will consist of Ian F. Smith CPA, ACA, Christopher F.O. Gabrieli and Gregory D. Phelps, each of whom will be independent within the meaning of the director independence standards of The NASDAQ National Market and the applicable rules of the Securities and Exchange Commission. Mr. Smith will serve as Chairman of EPIX’s audit committee after the merger and also qualify as an “audit committee financial expert,” as that term is defined under the recently adopted Securities and Exchange Commission rules. Each member of EPIX’s audit committee after the merger will meet the then current independence and financial literacy requirements promulgated by the Securities and Exchange Commission and by The NASDAQ National Market. EPIX’s audit committee after the merger will be responsible for preparing such reports, statements or charters as may be required by The NASDAQ National Market or federal securities laws, as well as, among other things:

•	reviewing the engagement of independent accountants and retaining and terminating the services of independent accountants;

•	considering matters relating to accounting policy and internal controls and reviewing the scope of annual audits;

•	reviewing annual financial statements;

•	preparing the report that Securities and Exchange Commission rules require be included in its annual proxy statement;

•	overseeing and monitoring its independent registered public accounting firm’s qualifications, independence and performance;

•	providing the EPIX board of directors with the results of its monitoring and recommendations; and

•	providing to the EPIX board of directors after the merger additional information and materials as it deems necessary to make the EPIX board of directors aware of significant financial matters that require the attention of the EPIX board of directors.
      Compensation Committee. EPIX’s compensation committee after the merger will be composed of Patrick J. Fortune, Ph.D., Mark Leuchtenberger and Michael Gilman, Ph.D., each of whom will be independent within the meaning of the director independence standards of The NASDAQ National

Market and the applicable rules of the Securities and Exchange Commission. Mr. Leuchtenberger will serve as Chairman of EPIX’s compensation committee after the merger. The compensation committee will be responsible for, among other things:

•	determining the compensation of EPIX’s Chief Executive Officer, (conducting its decision making process with respect to that issue without the Chief Executive Officer present);

•	formulating, evaluating and approving the compensation of the EPIX directors, other executive officers and key employees; and

•	administering EPIX’s equity plans.
      Corporate Governance and Nominating Committee. EPIX’s corporate governance and nominating committee after the merger will be composed of Frederick Frank, Mark Leuchtenberger and Gregory D. Phelps, each of whom will be independent within the meaning of the director independence standards of The NASDAQ National Market and the applicable rules of the Securities and Exchange Commission. Mr. Phelps will serve as Chairman of EPIX’s corporate governance and nominating committee after the merger. The corporate governance and nominating committee will be responsible for, among other things, making recommendations to the full board of directors of EPIX as to the size and composition of the EPIX board of directors and to make recommendations as to particular nominees. For all potential candidates, the corporate governance and nominating committee will consider all factors it deems relevant, such as a candidate’s personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of the industry in which the combined company operates, possible conflicts of interest, diversity, the extent to which the candidate would fill a present need on the EPIX board of directors, and concern for the long-term interests of EPIX’s stockholders. In general, persons recommended by stockholders will be considered on the same basis as candidates from other sources. If a stockholder wishes to nominate a candidate to be considered for election as a director of EPIX, it must follow the procedures described in EPIX’s by-laws. If a stockholder wishes simply to propose a candidate for consideration as a nominee by the corporate governance and nominating committee, it should submit any pertinent information regarding the candidate to the attention of the Chairman of the corporate governance and nominating committee, EPIX Pharmaceuticals, Inc., 161 First Street, Cambridge, MA 02142.

Compensation Committee Interlocks and Insider Participation with Respect to EPIX
      Each member of EPIX’s compensation committee after the merger will be an “outside” director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. At the effective time of the merger, it is not expected that any of EPIX’s executive officers will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on the EPIX board of directors or compensation committee after the merger.

Compensation of EPIX’s Board of Directors
      EPIX expects to compensate the members of its board of directors and the committees thereof in accordance with EPIX’s current compensation policies. See “Current Management of EPIX and Related Information — Board of Directors of EPIX.”
CURRENT MANAGEMENT OF EPIX AND RELATED INFORMATION
Board of Directors of EPIX
      EPIX’s by-laws provide that EPIX’s business is to be managed by or under the direction of the EPIX board of directors and that the number of members of the EPIX board of directors be fixed from time to time by the EPIX board of directors. The EPIX board of directors is divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term. The EPIX board of directors currently consists of five members, classified into three classes as follows: (a) Gregory D. Phelps constitutes a class with a term ending at the 2007 annual meeting; (b) Peter Wirth, Mark Leuchtenberger and Michael Gilman, Ph.D. constitute a class with a term ending at the upcoming 2006 annual meeting; and (c) Christopher F.O. Gabrieli constitutes a class with a term ending at the 2008 annual meeting. Mr. Wirth has notified EPIX that he is not standing for reelection at the 2006 EPIX annual stockholders meeting.
      The EPIX board of directors voted to nominate each of Mark Leuchtenberger and Michael Gilman, Ph.D. for election at the upcoming annual meeting for a term of three years, to serve until the 2009 annual meeting of stockholders, and until their successors have been elected and qualified.
      Set forth below are the names of the persons nominated as directors and directors whose terms do not expire this year, their ages, their offices in the Company, if any, their principal occupations or employment for the past five years, the length of their tenure as directors and the names of other public companies in which such persons hold directorships.

Name	Age	Position with EPIX

Christopher F.O. Gabrieli	46	Chairman of the Board
Mark Leuchtenberger	49	Director
Gregory D. Phelps	57	Director
Michael Gilman, Ph.D.	51	Director
      Christopher F.O. Gabrieli, Chairman of the Board. See Mr. Gabrieli’s biography set forth under “Management of EPIX After the Merger — Board of Directors of EPIX After the Merger.”
      Mark Leuchtenberger. See Mr. Leuchtenberger’s biography set forth under “Management of EPIX After the Merger — Board of Directors of EPIX After the Merger.”
      Gregory D. Phelps. See Mr. Phelps’s biography set forth under “Management of EPIX After the Merger — Board of Directors of EPIX After the Merger.”
      Michael Gilman, Ph.D. See Dr. Gilman’s biography set forth under “Management of EPIX After the Merger — Board of Directors of EPIX After the Merger.”
      The EPIX board of directors has determined that all of the members of the EPIX board of directors qualify as independent under the definition promulgated by The NASDAQ National Market.

Committees of the EPIX Board of Directors and Meetings
      Meeting Attendance. During the fiscal year ended December 31, 2005, there were eight meetings of the EPIX board of directors, and the various committees of the board of directors met a total of eight times. No director attended fewer than 75% of the total number of meetings of the board of directors and the committees of the board of directors on which he served during the year ended December 31, 2005. The EPIX board of directors has adopted a policy under which each member of the EPIX board of directors is encouraged to participate in the annual meeting of stockholders. No members of the EPIX board of directors attended the annual meeting of stockholders held in 2005.
      Audit Committee. EPIX’s audit committee met six times during the fiscal year ended December 31, 2005. This committee currently has three members: Peter Wirth (Chairman), Christopher F.O. Gabrieli and Mark Leuchtenberger. The audit committee reviews the engagement of EPIX’s independent accountants and has the authority to retain and terminate the services of EPIX’s independent accountants, reviews annual financial statements, considers matters relating to accounting policy and internal controls and reviews the scope of annual audits. All members of the audit committee satisfy the current independence standards promulgated by the Securities and Exchange Commission and by The NASDAQ National Market; as such standards apply specifically to audit committees. The EPIX board of directors has determined that Mr. Leuchtenberger is an “audit committee financial expert,” as the Securities and

Exchange Commission has defined that term in Item 401 of Regulation S-K. Please also see the report of the audit committee set forth elsewhere in this joint proxy statement/ prospectus.
      Compensation Committee. EPIX’s compensation committee met two times during the year ended December 31, 2005. This committee currently has three members: Christopher F.O. Gabrieli (Chairman), Mark Leuchtenberger and Gregory D. Phelps. The compensation committee reviews, approves and makes recommendations regarding EPIX’s compensation policies, practices and procedures to ensure that the legal and fiduciary responsibilities of the EPIX board of directors are carried out and that such policies, practices and procedures contribute to EPIX’s success. The compensation committee is responsible for the determination of the compensation of EPIX’s Chief Executive Officer, and conducts its decision making process with respect to that issue without the Chief Executive Officer present. In addition, the compensation committee is responsible for formulating, evaluating and approving the compensation of EPIX’s directors, other executive officers and key employees and is responsible for the administration of EPIX’s equity plans. All members of the compensation committee qualify as independent under the definition promulgated by The NASDAQ National Market. Please also see the report of the compensation committee set forth elsewhere in this joint proxy statement/ prospectus.
      Compensation Committee Interlocks and Insider Participation. EPIX’s compensation committee has three members: Christopher F.O. Gabrieli (Chairman), Mark Leuchtenberger and Gregory D. Phelps. There are no interlocking relationships between members of EPIX’s compensation committee and the compensation committees of other companies’ boards of directors.
      Nominating and Governance Committee. EPIX’s nominating and governance committee did not meet during the year ended December 31, 2005. The nominating and governance committee has two members: Christopher F.O. Gabrieli (Chairman) and Peter Wirth. This committee’s role, following consultation with all other members of the EPIX board of directors, is to make recommendations to the full board of directors as to the size and composition of the board of directors and to make recommendations as to particular nominees. All members of the nominating and governance committee qualify as independent under the definition promulgated by The NASDAQ National Market. The nominating and governance committee may consider candidates recommended by EPIX’s stockholders as well as from other sources such as other directors and officers, third party search firms or other appropriate sources. For all potential candidates, the nominating and governance committee may consider all factors it deems relevant, such as a candidate’s personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of the industry in which EPIX operates, possible conflicts of interest, diversity, the extent to which the candidate would fill a present need on the EPIX board of directors, and concern for the long-term interests of EPIX’s stockholders. In general, persons recommended by stockholders will be considered on the same basis as candidates from other sources. If a stockholder wishes to nominate a candidate to be considered for election as a director at the 2007 annual meeting of EPIX stockholders, it must use the procedures described under “Stockholder Nominations of Director” in EPIX’s by-laws. If a stockholder wishes simply to propose a candidate for consideration as a nominee by the nominating and governance committee, it should submit any pertinent information regarding the candidate to the attention of the Chairman of the nominating and governance committee, EPIX Pharmaceuticals, Inc., 161 First Street, Cambridge, MA 02142.
      A copy of the nominating and governance committee’s written charter is publicly available on EPIX’s website at www.epixpharma.com.

Stockholder Communications to the EPIX Board of Directors
      Generally, stockholders who have questions or concerns about EPIX should contact EPIX’s Investor Relations Department at (617) 250-6012. However, any stockholders who wish to address questions regarding EPIX’s business directly with the board of directors or any individual director should direct his or her questions to the EPIX board of directors or appropriate member of the board of directors through EPIX’s third-party service provider, Ethicspoint, Inc., at www.ethicspoint.com.

Compensation of EPIX Directors
      EPIX pays each non-employee director who serves on a committee of the EPIX board of directors an annual fee of $25,000 for service as a director of EPIX and as a committee member. EPIX pays each non-employee director who does not also serve on a committee of the EPIX board of directors an annual fee of $15,000 for service as a director of EPIX. During 2005, EPIX paid its outside directors the following fees: Mr. Gabrieli — $25,000, Mr. Leuchtenberger — $22,500, Mr. Phelps — $16,250, and Mr. Wirth — $25,000. Stanley T. Crooke, M.D., Ph.D., who resigned from the EPIX board of directors in June 2005, was paid $12,500 in connection with his service on the EPIX board of directors. In addition, non-employee directors are eligible to participate in EPIX’s Amended and Restated 1996 Director Stock Option Plan, or the Director Plan. Upon the appointment, election or reelection of a non-employee director, such director is automatically granted an option to purchase 25,000 shares of EPIX common stock. Such options become exercisable in equal installments over a three-year period on each anniversary of the grant, provided that the optionee is still a director of EPIX at the opening of business on such applicable date. Commencing with grants made on or after the annual meeting of stockholders, this initial grant shall be subject to adjustment if a director receives stock options upon appointment to the EPIX board of directors between annual meetings of stockholders to fill a vacancy or newly elected directorship and any such option shall become exercisable in equal monthly installments from the date of grant until the first annual meeting of stockholders at which such director is nominated for election or reelection. In addition, each non-employee director is automatically granted an option to purchase 5,000 shares of EPIX common stock annually during the years in which such director is not up for reelection to the EPIX board of directors. Such options become exercisable in full on the first anniversary date of the grant, provided that the optionee is still a director of EPIX at the opening of business on such date. Each option has a term of ten years and becomes vested in full in the event of a merger (in which EPIX does not survive) or liquidation of EPIX. The exercise price for each option is equal to the fair market value of the EPIX common stock on the date of grant. During fiscal 2005, the following options were granted under the Director Plan: Mr. Gabrieli an option for 25,000 shares of EPIX common stock, Mr. Leuchtenberger an option for 5,000 shares of EPIX common stock, Mr. Phelps an option for 5,000 shares of EPIX common stock and Mr. Wirth an option for 5,000 shares of EPIX common stock. An option for 5,000 shares of EPIX common stock was also granted to Dr. Crooke, which was subsequently cancelled upon his resignation from the EPIX board of directors. Options granted during 2005 to Michael D. Webb are reported under “Executive Compensation- Option Grants in EPIX’s Last Fiscal Year.”
Executive Officers of EPIX
      The following table sets forth certain information regarding EPIX’s executive officers who are not also directors. Dr. Uprichard and Mr. Pelletier serve at the pleasure of the EPIX board of directors. Mr. Pelletier and EPIX have agreed that Mr. Pelletier will resign as EPIX’s Executive Director of Finance in August 2006 and that Mr. Pelletier will serve as a consultant to EPIX to assist in the transition following the closing of the merger between EPIX and Predix.

Name	Age	Position with EPIX

Andrew C.G. Uprichard, M.D.	48	President and Chief Operating Officer
Robert Pelletier, CPA	53	Executive Director of Finance
      Andrew C. G. Uprichard, M.D., President and Chief Operating Officer. See Dr. Uprichard’s biography set forth under “Management of EPIX After the Merger — Management and Key Employees of EPIX After the Merger.”
      Robert Pelletier, CPA, Executive Director of Finance. Mr. Pelletier joined EPIX in March 2003. He came to EPIX from The Medicines Company where he was Senior Director of Finance from July 2000 to March 2003. Prior to July 2000, Mr. Pelletier spent nine years as Controller and subsequently Vice President of Finance at AverStar Inc., a software company that provided engineering and software services, products/tools and integrated system solutions to government and commercial customers, and eleven years at Textron, Inc. in various accounting and finance roles. He holds a BS in Accounting from the University of Rhode Island, an MBA from Bentley College and is a Certified Public Accountant.

Compensation of EPIX Executives

Summary Compensation Table
      The following table shows the total compensation paid or accrued during the three years ended December 31, 2003, 2004 and 2005 to (a) EPIX’s former Interim Chief Executive Officer, (b) EPIX’s former Chief Executive Officer and (c) EPIX’s three next most highly compensated executive officers who earned more than $100,000 during the year ended December 31, 2005.

							Long-Term
							Compensation
		Annual Compensation					Awards
							Securities
						Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary		Bonus(1)		Compensation	Options (#)	Compensation

Andrew C.G. Uprichard, M.D.	2005	$309,872		$14,002		—	52,500	$2,803	(3)
President and	2004	137,308		54,878	(2)	—	175,000	2,677	(3)
Chief Operating Officer	2003	—		—		—	—	—
Robert Pelletier, CPA(4)	2005	175,188		25,835		—	23,281	4,591	(3)
Executive Director of Finance	2004	157,961		34,609		—	7,288	4,078	(3)
and Principal Accounting	2003	124,038		40,050		—	40,000	3,539	(3)
Officer
Michael J. Astrue(5)	2005	112,308		—		—	—	—
Former Interim Chief Executive Officer	2004	—		—		—	—	—
	2003	—		—		—	—	—
Michael D. Webb	2005	356,517	(6)	—		—	50,000	6,300	(7)
Former Chief Executive Officer	2004	334,286		49,125		—	62,500	8,620	(7)
	2003	313,351		137,722		—	66,500	6,225	(7)
Peyton J. Marshall, Ph.D.(8)	2005	129,635		—		—	—	4,972	(3)
Former Senior Vice President	2004	238,933		36,114		—	35,625	4,883	(3)
and Chief Financial Officer	2003	225,000		80,156		—	—	3,404	(3)

(1)	Bonuses were earned in the year indicated and are generally paid in the subsequent year.

(2)	Dr. Uprichard joined EPIX in July 2004 and the bonus compensation amount includes a $20,000 signing bonus.

(3)	Consists of matching 401(k) contributions.

(4)	Mr. Pelletier and EPIX have agreed that Mr. Pelletier will resign as EPIX’s Executive Director of Finance in August 2006.

(5)	Mr. Astrue resigned as Interim Chief Executive Officer on May 5, 2006.

(6)	Effective September 14, 2005, Mr. Webb resigned as Chief Executive Officer and member of the EPIX board of directors. This figure represents $254,435 earned by Mr. Webb as Chief Executive Officer through September 14, 2005, and $102,082 in fees and expense reimbursements, paid to Mr. Webb in connection with consulting services he provided to EPIX from September 14, 2005 through December 31, 2005.

(7)	Consists of matching 401(k) contributions of $6,300, $6,000 and $6,000 in 2005, 2004 and 2003, respectively, and life insurance premiums paid by EPIX on behalf of Mr. Webb on a policy for the benefit of Mr. Webb of $2,620 in 2004 and $225 in 2003.

(8)	Effective July 1, 2005, Mr. Marshall resigned as Senior Vice President, Finance and Administration and Chief Financial Officer of EPIX.

Option Grants in EPIX’s Last Fiscal Year
      The following table shows grants of stock options that EPIX made during the year ended December 31, 2005 to each of the executive officers named in the Summary Compensation Table, above.

	Individual Grants(1)				Potential Realizable
					Value at Assumed
	Number of	% of Total			Annual Rates of Stock
	Securities	Options	Exercise		Price Appreciation for
	Underlying	Granted to	or Base		Option Term(2)
	Options	Employees in	Price	Expiration
Name	Granted(1)	Fiscal Year	($/Share)	Date	5%	10%

Andrew C.G. Uprichard, M.D.	52,500	8.83%	$7.15	3/17/2015	$236,071	$598,251
Robert Pelletier, CPA	8,281	1.39%	7.15	3/17/2015	37,236	94,364
	15,000	2.52%	8.69	6/24/2015	81,976	207,744
Michael J. Astrue	—	—	—	—	—	—
Michael D. Webb(3)	50,000	8.41%	7.15	3/17/2015	224,830	569,763
Peyton J. Marshall, Ph.D.	—	—	—	—	—	—

(1)	These options were granted under EPIX’s Amended and Restated 1992 Equity Incentive Plan, or the Equity Plan, at an exercise price equal to the fair market value of EPIX common stock at the date of grant. All of the options granted vest in five equal annual installments and began vesting on March 17, 2006 except for one of the grants to Mr. Pelletier which begins vesting on June 24, 2006. With the exception of Mr. Pelletier’s option for 8,281, which is an incentive stock option, each of the options cited above consists of a combination of non-qualified stock options and incentive stock options as follows: Dr. Uprichard’s option consists of 41,992 non-qualified stock options and 10,508 incentive stock options; Mr. Pelletier’s grant of 15,000 options consists of 7,907 non-qualified stock options and 7,093 incentive stock options, and Mr. Webb’s option consists of 39,998 non-qualified options and 10,002 incentive stock options. The options are not transferable, except by will or by laws of descent and distribution. The post-termination exercise period for exercisable options is generally three months. If an acquisition event also constitutes a change in control, or, if there is a change in control that does not also constitute an acquisition event, unless provided to the contrary in an agreement between EPIX and the optionee, the options or such assumed or substituted options shall become immediately exercisable in full, if within eighteen months of the change in control, a termination event (as defined below) with respect to the optionee occurs. If the acquiring or succeeding corporation does not agree to assume or issue substitute options for the options issued by EPIX, the options issued by EPIX shall become immediately exercisable in full. If the acquisition event involves a cash payment to EPIX’s stockholders, the optionee shall receive a cash payment for each option equal to the amount by which the price to be paid in the acquisition exceeds the option exercise price.

An acquisition event means (a) any merger or consolidation of EPIX with or into another entity as a result of which EPIX’s common stock is converted into or exchanged for the right to receive cash, securities or other property; (b) any exchange of EPIX shares for cash, securities or other property pursuant to a statutory share exchange transaction; (c) any sale or exchange of all or substantially all of EPIX’s assets in one transaction or in a series of transactions; or (d) a reorganization or liquidation of EPIX.

A change in control means either (a) (i) a merger or consolidation of EPIX, whether or not approved by the EPIX board of directors, other than a merger or consolidation in which EPIX’s voting securities continue to represent at least 50% of the total voting power represented by EPIX’s voting securities of the surviving entity outstanding immediately after the merger or consolidation, or (ii) the approval by EPIX’s stockholders of an agreement for the sale or disposition by EPIX of all or substantially all of EPIX’s assets; or (b) any person becoming the beneficial owner of EPIX’s securities representing 50% or more of EPIX’s total outstanding voting power (excluding EPIX or EPIX’s affiliates or any EPIX employee benefit plan) pursuant to a transaction or a series of related transactions which the EPIX board of directors does not approve.

A termination event means the termination of the optionee’s employment (a) by EPIX or the acquiring or succeeding corporation without cause; or (b) by the optionee upon written notice given promptly after EPIX’s or the acquiring or succeeding corporation’s taking any of the following actions, which actions shall not have been cured within a 30-day period following such notice: (i) the principal place of the performance of the optionee’s responsibilities, or the Principal Location, is changed to a location outside of a 30 mile radius from the Principal Location immediately prior to the change in control; (ii) there is a material reduction in the optionee’s salary; or (iii) there is a material diminution in the scope of the optionee’s responsibilities without the optionee’s agreement or without cause.

(2)	In accordance with the rules of the Securities and Exchange Commission, EPIX shows in these columns the potential realizable value over the term of the option (the period from the grant date to the expiration date). EPIX calculates this assuming that the fair market value of EPIX’s common stock on the date of grant appreciates at the indicated annual rate, 5% and 10% compounded annually, for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts are based on assumed rates of appreciation and do not represent an estimate of EPIX’s future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of EPIX’s common stock, the optionholder’s continued employment with EPIX through the option exercise period, and the date on which the option is exercised.

(3)	Effective September 14, 2005, Mr. Webb resigned as Chief Executive Officer and member of the EPIX board of directors, but continued to provide consulting services to EPIX through December 31, 2005. In connection with his departure from EPIX these options have now been cancelled.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table shows information regarding exercises of options to purchase EPIX common stock by each executive officer named in the Summary Compensation Table during the year ended December 31, 2005. The table also shows the aggregate value of options held by each executive officer named in the Summary Compensation Table as of December 31, 2005. The value of the unexercised in-the-money options at fiscal year end is based on a value of $4.04 per share, the closing price of EPIX’s common stock on The NASDAQ National Market on December 31, 2005 (the last trading day prior to the fiscal year end), less the per share exercise price.

			Number of Securities		Value of the Unexercised
			Underlying Unexercised		In-The-Money Options at
	Shares		Options at Fiscal Year-End		Fiscal Year-End
	Acquired on	Value
Name	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Andrew C.G. Uprichard, M.D.	—	$—	35,000	192,500	$—	$—
Robert Pelletier, CPA	—	—	9,457	53,112	—	—
Michael J. Astrue	—	—	—	—	—	—
Michael D. Webb	30,000	66,600	467,794	—	—	—
Peyton J. Marshall, Ph.D.	20,500	52,682	—	—	—	—

(1)	Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of the option because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

Equity Compensation Plan Information
      The following table provides certain aggregate information with respect to all of EPIX’s equity compensation plans in effect as of December 31, 2005.

Number of Securities
Remaining Available for
Future Issuance Under
	Number of Securities to		Equity Compensation Plans
	be Issued Upon	Weighted-Average Exercise	(Excluding Securities
	Exercise of Outstanding	Price of Outstanding	Reflected in the First
Plan category	Options	Options	Column)

Equity Compensation Plans Approved by Securityholders(1)	3,271,909	$11.39	1,519,165	(2)(3)(4)(5)
Equity Compensation Plans not Approved by Securityholders	N/A	N/A	N/A
Total	3,271,909	$11.39	1,519,165

(1)	These plans consist of EPIX’s Amended and Restated 1992 Equity Incentive Plan, or the Equity Plan, the Amended and Restated 1996 Director Stock Option Plan, or the Director Plan, and the Amended and Restated 1996 Employee Stock Purchase Plan, or the Employee Plan.

(2)	Includes options to purchase 1,032,521 shares of EPIX common stock issued under the Equity Plan that were cancelled after December 31, 2005.

(3)	Does not include options to purchase 300,562 shares of EPIX common stock issued under the Equity Plan that were granted to employees after December 31, 2005.

(4)	Includes options to purchase 53,334 shares of EPIX common stock issued under the Director Plan that were cancelled after December 31, 2005.

(5)	Does not include 149,916 shares of EPIX common stock issued to date under the Employee Plan. Shares of EPIX common stock that are set aside within the Employee Plan immediately become outstanding EPIX common stock when purchased by employees.
Employment and Severance Agreements
      On September 21, 2005, EPIX entered into an employment agreement, or the Employment Agreement, with Michael J. Astrue, as amended on March 7, 2006, pursuant to which he served as EPIX’s Interim Chief Executive Officer until his resignation, effective May 5, 2006. Under the terms of the Employment Agreement, Mr. Astrue received a salary at the annual rate of $400,000, paid in accordance with EPIX’s usual payroll practices. Mr. Astrue was also entitled to participate in employee benefits offered by EPIX to its other senior management employees and reimbursement of reasonable expenses incurred in promoting EPIX’s business. The Employment Agreement allowed Mr. Astrue to devote reasonable time to certain outside activities, as set forth in the Employment Agreement, provided such activities did not conflict in any material way with EPIX’s business. By the terms of the Employment Agreement and contemporaneous with its execution, EPIX and Mr. Astrue entered into EPIX’s standard indemnification agreement. EPIX also agreed to maintain, at a reasonable cost, directors and officers liability insurance that covers Mr. Astrue to the same extent as other senior management employees of EPIX. The Employment Agreement also contained confidentiality and assignment of inventions provisions.
      In connection with Mr. Astrue’s resignation as Interim Chief Executive Officer on May 5, 2006, Mr. Astrue entered into a consulting agreement with EPIX, or the Consulting Agreement, pursuant to which he will provide consulting services to EPIX through July 31, 2006 on an independent contractor basis. Mr. Astrue will consult with EPIX on matters relating to, among other things, the completion of the merger. Mr. Astrue will provide consulting services to EPIX upon EPIX’s request and at times mutually agreeable to the parties. Mr. Astrue will receive $300 per hour for his consulting services payable within 30 days following receipt of an invoice by EPIX. EPIX may terminate the Consulting Agreement by providing 30 days prior written notice to Mr. Astrue. The Consulting Agreement also contains confidentiality and assignment of inventions provisions.
      On September 14, 2005, EPIX entered into a severance and incentive agreement, or the Severance Agreement, with Andrew C.G. Uprichard, M.D. Pursuant to the Severance Agreement, if Dr. Uprichard is terminated without cause or resigns under certain circumstances involving a change in title, a diminution of duties, or a material reduction in salary, then, in exchange for a complete release of all claims against EPIX, EPIX will pay Dr. Uprichard severance of one year’s salary, paid in accordance with EPIX’s usual payroll practices, and will pay the costs to continue his medical and dental insurance pursuant to COBRA for one year following the termination date. The Severance Agreement will not apply in the event of a termination following a change in control, in which case, Dr. Uprichard may be eligible for severance pay in accordance with the severance arrangements with executive officers and certain other senior managers authorized by the EPIX board of directors in 2003 and further described below. On May 19, 2006, the Severance Agreement was amended to delay the date on which Dr. Uprichard would be required to voluntarily terminate his employment in order to trigger certain severance rights under the Severance Agreement if the merger is completed. The Severance Agreement, as amended, requires that, if the merger is completed, Dr. Uprichard voluntarily terminates his employment within one calendar year following certain events involving a change in title, a diminution of duties or a material reduction in salary in order to be entitled to the severance benefits. If the merger is not completed, Dr. Uprichard is required to voluntarily terminate his employment within 90 days following the above referenced events to trigger the severance benefits.
      In connection with Michael D. Webb’s resignation as Chief Executive Officer and member of the board of directors of EPIX, effective September 14, 2005, EPIX entered into a separation agreement, or the Separation Agreement, with Mr. Webb, pursuant to which Mr. Webb continued to serve as a consultant to EPIX until December 31, 2005 on an independent contractor basis. Pursuant to the Separation Agreement, beginning in January 2006, Mr. Webb is entitled to receive severance pay in the amount of $175,150.50, payable in six approximately equal monthly payments. EPIX has also agreed to cover the cost of the COBRA payments to continue Mr. Webb’s participation in its medical and dental insurance plans during the period in which these severance payments are made. Under the terms of the Separation Agreement, Mr. Webb’s options vested until September 14, 2005 and he had the right to exercise any vested incentive stock options in accordance with the terms of the stock option awards and the plan pursuant to which they were granted and to exercise any vested nonqualified stock options up through and including the 90th day following the conclusion of his consulting work for EPIX.
      EPIX’s board of directors has authorized a severance arrangement for its executive officers and selected other senior managers, under which each such officer or manager who is subject to a termination event following a change in control of EPIX (as defined in footnote 1 to the table under “Option Grants in EPIX’s Last Fiscal Year”) will receive a cash payment of six months’ base salary, plus one additional month of base salary for each year of employment with EPIX, up to a maximum potential payment of twelve months’ base salary. In addition, as set forth in footnote 1 to the table under “Option Grants in EPIX’s Last Fiscal Year”, options held by EPIX’s executive officers contain provisions for acceleration of vesting under certain circumstances in the event of a change in control of EPIX.

Performance Graph
      The following graph compares the annual percentage change in EPIX’s cumulative total stockholder return on EPIX common stock during a period commencing on December 31, 2000 and ending on December 31, 2005 (as measured by dividing (a) the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the EPIX share price at the end and the beginning of the measurement period; by (b) the EPIX share price at the beginning of the measurement period) with the cumulative total return of The NASDAQ Stock Market Index (U.S.) and The NASDAQ Pharmaceutical Stock Index during such period. EPIX has not paid any dividends on its common stock, and EPIX does not include dividends in the representation of its performance. The stock price performance on the graph below does not necessarily indicate future price performance. Information used on the graph was obtained from Hemscott, Inc., a source believed to be reliable, but EPIX is not responsible for any errors or omissions in such information.
COMPARISON OF CUMULATIVE TOTAL RETURN OF ONE OR MORE
COMPANIES, PEER GROUPS, INDUSTRY INDEXES AND/ OR BROAD MARKETS

	Fiscal Year Ending

Company/Index/Market	12/29/2000	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/30/2005

EPIX Pharmaceuticals, Inc.	$100.00	$170.63	$86.33	$194.39	$213.85	$48.24

NASDAQ Pharmaceuticals	100.00	84.95	52.36	75.53	81.63	90.02

NASDAQ US Only	100.00	77.19	54.01	82.10	89.52	92.74

Report of the Compensation Committee of the EPIX Board of Directors on Executive Compensation
      This report is submitted by the compensation committee of the EPIX board of directors, which is responsible for establishing and administering EPIX’s executive compensation policies and stock option plans. The compensation committee’s role and responsibilities are set forth in the compensation committee’s charter adopted by the EPIX board of directors. At December 31, 2005, the compensation committee was composed of Christopher F.O. Gabrieli (Chairman), Mark Leuchtenberger and Gregory D. Phelps, who are each independent, non-employee directors. This report addresses the compensation policies for the year ended December 31, 2005 as they affected Michael D. Webb, in his capacity as Chief Executive Officer through September 14, 2005, Michael J. Astrue, in his capacity as Interim Chief Executive Officer beginning on September 14, 2005 through December 31, 2005, and EPIX’s other executive officers included in the Summary Compensation Table. EPIX’s compensation programs are designed to provide a competitive level of total compensation, which, at EPIX’s present stage of development, is heavily weighted toward equity incentive compensation linked to EPIX’s performance. This program includes base salary and both annual and long-term incentive compensation.

Compensation Philosophy
      The design and implementation of EPIX’s executive compensation programs are based on a series of guiding principles derived from EPIX’s values, business strategy and management requirements. These principles may be summarized as follows:

•	attract, motivate and retain high caliber individuals who are responsible for leading EPIX in achieving or exceeding business and corporate goals and to increase total return to stockholders;

•	provide a total compensation program where a significant portion of compensation is linked to both short-term and long-term corporate performance and the achievement of individual performance objectives;

•	align the financial interests of the management team with EPIX’s financial interests and those of its stockholders; and

•	emphasize reward for performance at the individual, team and corporate levels.

Base Salary
      Each fiscal year, the compensation committee establishes base salaries for individual executive officers based upon (a) industry and peer group surveys prepared by independent consultants, (b) the responsibilities, scope and complexity of each position, (c) the individual’s tenure in the position and (d) performance judgments as to each individual’s past and expected future contributions. The performance of the companies surveyed is not considered by the compensation committee. The Chief Executive Officer recommends the base salary amount for each officer other than himself. The compensation committee then reviews with the Chief Executive Officer and approves, with appropriate modifications, an annual base salary plan for EPIX’s executive officers other than the Chief Executive Officer.
      In general, the compensation committee reviews and fixes the base salary of the Chief Executive Officer based on comparable competitive compensation data as well as the compensation committee’s assessment of such officer’s past performance and its expectations as to such officer’s future contributions to EPIX’s leadership. For 2005, the base salary of Mr. Webb, EPIX’s Chief Executive Officer through September 14, 2005, was increased to $350,301 from $336,828. In connection with Mr. Webb’s departure, Mr. Astrue was appointed Interim Chief Executive Officer, effective September 14, 2005, pursuant to an employment agreement providing for a base annual salary of $400,000. Mr. Astrue resigned as Interim Chief Executive Officer effective May 5, 2006.

Annual Bonus
      Beginning in 1998, EPIX started a formal short-term incentive plan. EPIX’s executive officers are eligible for an annual cash bonus, which is based primarily on corporate achievements and individual performance objectives that are established at the beginning of each year. The targeted bonus level for the

Chief Executive Officer is 35% of annual salary. After the completion of the year, the compensation committee reviews the attainment of corporate and individual objectives and awards bonuses in the first quarter of the subsequent year, based on the extent to which corporate objectives were met or exceeded and individual contributions to the EPIX’s overall performance.

Equity-Based Long-Term Incentive Compensation
      Long-term incentives for EPIX’s employees are provided through stock option grants under EPIX’s Amended and Restated 1992 Equity Incentive Plan, or the Equity Plan, which are generally provided through initial stock option grants at the date of hire, and periodic additional grants. The option grants are intended to motivate the executive officers to improve EPIX’s long-term performance and to align the financial interests of the management team with EPIX’s financial interests and those of EPIX’s stockholders. Awards take into account each officer’s scope of responsibility and specific assignments, strategic and operational goals applicable to the officer, anticipated performance and contributions of the officer and competitive market data for similar positions. Options are granted with an exercise price equal to the fair market value of EPIX’s common stock on the date of grant. The standard vesting schedule provides that a portion of the shares subject to each option vest and become exercisable annually over a five-year period. In 2005, Mr. Webb received an option to purchase 50,000 shares of EPIX’s common stock, which in connection with his departure from EPIX, have been cancelled. Mr. Astrue did not receive any options to purchase EPIX common stock.

Compliance with Internal Revenue Code Section 162(m)
      Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, disallows a tax deduction to public companies for certain compensation in excess of $1.0 million paid to each of EPIX’s Chief Executive Officer and its other most highly compensated executive officers. EPIX does not believe that Section 162(m) will generally have an effect on it because of the current and anticipated compensation levels of its executive officers and Chief Executive Officer. However, the compensation committee intends to periodically review the potential consequences of Section 162(m) and may structure the annual cash incentive awards under EPIX’s annual incentive plan to comply with certain exemptions provided in Section 162(m) for certain performance-based compensation. EPIX’s Equity Plan is currently structured to comply with such exemptions so that stock options and other awards under such plan to its executive officers will be tax deductible under Section 162(m).
      The compensation committee reserves the authority to award non-deductible compensation in other circumstances as it deems appropriate. Further, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, notwithstanding EPIX’s efforts, compensation intended by EPIX to satisfy the requirements for deductibility under Section 162(m) may not, in fact, do so.

Members of the EPIX Compensation Committee:

CHRISTOPHER F.O. GABRIELI (CHAIRMAN)
MARK LEUCHTENBERGER
GREGORY D. PHELPS

Report of the Audit Committee of the EPIX Board of Directors
      The audit committee of the EPIX board of directors, which consists entirely of directors who meet the independence and experience requirements of The NASDAQ National Market, has furnished the following report:
      The audit committee assists the EPIX board of directors in overseeing and monitoring the integrity of EPIX’s financial reporting process, compliance with legal and regulatory requirements and the quality of internal and external audit processes. The audit committee’s role and responsibilities are set forth in the audit committee’s charter adopted by the EPIX board of directors, which was included in EPIX’s proxy statement for the 2004 Annual Meeting as Appendix A. The audit committee reviews and reassesses its charter annually and recommends any changes to the EPIX board of directors for approval. The audit committee is responsible for overseeing EPIX’s overall financial reporting process. In fulfilling its responsibilities for the financial statements for the fiscal year ended December 31, 2005, the audit committee took the following actions:

•	Reviewed and discussed the audited financial statements and the effectiveness of internal controls on financial reporting for the year ended December 31, 2005 with management and Ernst & Young LLP, EPIX’s independent auditors;

•	Discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit; and

•	Received written disclosures and the letter from Ernst & Young LLP regarding its independence as required by Independence Standards Board Standard No. 1. The audit committee further discussed with Ernst & Young LLP their independence. The audit committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the committee determined appropriate.
      Based on the audit committee’s review of the audited financial statements and discussions with management and Ernst & Young LLP, the audit committee recommended to the EPIX board of directors that the audited financial statements be included in EPIX’s Annual Report on Form 10-K for the year ended December 31, 2005 for filing with the Securities and Exchange Commission.

Members of the EPIX Audit Committee:

PETER WIRTH (CHAIRMAN)
CHRISTOPHER F.O. GABRIELI
MARK LEUCHTENBERGER

Section 16(a) Beneficial Ownership Reporting Compliance
      EPIX’s records reflect that all reports which were required to be filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, in 2005 were filed on a timely basis.
Certain Relationships and Related Transactions
      EPIX had an employment agreement with Michael J. Astrue and currently has a consulting agreement with Mr. Astrue which are described under “Current Management of EPIX and Related Information — Employment and Severance Agreements.”
      EPIX has a severance and incentive agreement with Andrew C.G. Uprichard, M.D., which is described under “Current Management of EPIX and Related Information — Employment and Severance Agreements.”
      In 2005, EPIX engaged Michael Gilman, Ph.D., a member of the EPIX board of directors, to serve as a consultant in connection with the evaluation of the merger. Pursuant to the terms of Dr. Gilman’s consulting agreement, EPIX paid Dr. Gilman approximately $22,950 in 2005 for his services and has paid him an additional $24,920 as of March 31, 2006. Upon completion of Dr. Gilman’s remaining consulting services in connection with the merger, his relationship with EPIX as a consultant will end.
      In connection with Michael D. Webb’s resignation as Chief Executive Officer and member of the EPIX board of directors, effective September 14, 2005, EPIX entered into a separation agreement with Mr. Webb. Pursuant to this agreement Mr. Webb served as a consultant to EPIX until December 31, 2005 on an independent contractor basis and is entitled to receive severance pay in the amount of $175,150.50, payable in six approximately equal monthly payments. In fiscal year 2005, EPIX paid Mr. Webb $102,082 for his fees and expenses in connection with this consultancy.
Code of Conduct and Ethics
      EPIX has adopted a code of conduct and ethics that applies to all of its employees, including its Chief Executive Officer and Chief Financial and Accounting Officer. The text of the code of conduct and ethics is posted on EPIX’s website at www.epixpharma.com. Disclosure regarding any amendments to, or waivers from, provisions of the code of conduct and ethics that apply to EPIX’s directors, Principal Executive and Financial Officers will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is then permitted by the rules of The NASDAQ National Market.

CURRENT MANAGEMENT OF PREDIX AND RELATED INFORMATION
Compensation of Predix Directors
      Currently, non-employee directors of Predix who are not affiliated with any principal stockholder receive a fee of $10,000 per year, payable quarterly, as compensation for service on the Predix board of directors and its committees. The Chairman of the Predix board of directors currently receives $30,000 per year, payable quarterly. In addition, each such director receives $1,250 for each board or committee meeting attended in person and $500 for each such meeting attended via teleconference. All of Predix’s directors are also eligible to receive stock and option grants under Predix’s 2003 Stock Incentive Plan.
      Since January 1, 2005, Predix’s non-employee directors have received the following compensation for service on Predix’s board of directors and committees thereof:

Director	Cash	Stock Options(1)

Frederick Frank	$37,500	—
Julian Adams, Ph.D.	$12,500	3,666	(2)
David Collier, M.D.	—	1,890	(3)
Yigal Erlich	—	—
Patrick J. Fortune, Ph.D.	—	1,890	(3)
Ted Love, M.D.	$15,000	3,666	(2)
Joel Martin, Ph.D.	—	1,890	(3)
Jonathan Silverstein	—	—
Ian F. Smith, CPA, ACA	$10,084	5,555	(4)

(1)	All options vested immediately upon grant and have a term of ten years. In the event that the director ceases to serve as a director, the stock option will terminate on the later of 30 days after the recipient ceases to serve as a director or August 8, 2007, except (a) in the case of death or disability, in which event the option will terminate one year from the date of the director’s death or disability or (b) in the event that the non-employee director is terminated for cause, in which event the option will terminate immediately.

(2)	Options were granted on April 28, 2005 at an exercise price of $0.81 per share.

(3)	Options were granted on April 26, 2005 at an exercise price of $0.81 per share.

(4)	Options were granted on May 10, 2005 at an exercise price of $0.81 per share.

Compensation of Predix’s Executives

Summary Compensation Table
      The following summary compensation table sets forth summary information as to compensation received by (i) Predix’s President and Chief Executive Officer, (ii) Predix’s four other most highly compensated executive officers who were employed by Predix as of December 31, 2005 and earned more than $100,000 in salary and bonus for the year ended December 31, 2005 and are expected to remain executive officers of the combined company and (iii) an executive officer who meets the foregoing requirements of clause (ii) but who is not expected to be an executive officer of the combined company.

				Long Term
				Compensation
				Awards:

				Securities
				Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options (#)	Compensation(1)

Michael G. Kauffman, M.D., Ph.D.	2005	$320,000	$130,000	337,227	—
President and Chief Executive Officer
Chen Schor, CPA	2005	$234,999	$55,000	132,091	—
Chief Business Officer
Silvia Noiman, Ph.D.(2)	2005	$166,846	$50,000	103,106	$71,324
Senior Vice President of Pipeline Management, General Manager Israel
Oren Becker, Ph.D.(2)	2005	$166,554	$50,000	97,377	$71,126
Chief Scientific Officer
Kimberlee C. Drapkin, CPA(3)	2005	$146,320	$50,000	144,996	—
Chief Financial Officer
Stephen R. Donahue, M.D.(4)	2005	$252,500	$30,000	60,222	$33,238
Vice President of Clinical and Regulatory Affairs

(1)	Excludes medical, group life insurance and certain other benefits received by the named executive officers that are available generally to all Predix’s salaried employees and certain perquisites and other personal benefits received by the named executive officers which do not exceed the lesser of $50,000 or 10% of any such named executive officer’s total annual compensation reported in this table.

(2)	Drs. Noiman and Becker are employed through Predix’s subsidiary, Predix Pharmaceuticals Ltd. and are paid in Israeli shekels. Dollar amounts used in this table are based upon the exchange rate on December 30, 2005. All Other Compensation for Dr. Noiman represents a car allowance of $12,330 and Israeli social benefits of $58,994. All Other Compensation for Dr. Becker represents a car allowance of $13,367 and Israeli social benefits of $57,759.

(3)	Ms. Drapkin joined Predix on February 22, 2005.

(4)	Upon consummation of the merger, Dr. Donahue will remain the Vice President of Clinical and Regulatory Affairs of the combined company, but will no longer be deemed an executive officer of the combined company. All Other Compensation for Dr. Donahue represents reimbursement for relocation expenses.

Option Grants in 2005
      The following table provides information concerning stock option grants to each of our named executive officers during the year ended December 31, 2005.

	Option Grants in Last Fiscal Year
					Potential Realizable
		% of Total			Value at Assumed
	Number of	Options			Rated of Stock Price
	Securities	Granted to			Appreciation for
	Underlying	Employees	Exercise		Option Term(1)
	Options	in Fiscal	Price
Name	Granted	Year	per Year	Expiration Date	5% ($)	10% ($)

Michael G. Kauffman, M.D., Ph.D.	253,689	20.7	$0.810	1/18/2015	129,457	326,726
	83,538	6.8	1.440	4/28/2015	565,987	970,177
Chen Schor, CPA	115,043	9.4	0.810	1/18/2015	58,706	148,164
	35,294	2.9	1.440	4/28/2015	232,009	409,890
Silvia Noiman, Ph.D.	89,628	7.3	0.810	1/18/2015	45,737	115,431
	13,478	1.1	1.440	4/28/2015	91,316	156,528
Oren Becker, Ph.D.	84,133	6.9	0.810	1/18/2015	42,933	108,355
	13,244	1.1	1.440	4/28/2015	89,731	153,811
Kimberlee C. Drapkin, CPA	98,445	8.0	0.810	3/18/2015	50,236	126,787
	46,551	3.8	1.440	4/28/2015	315,392	540,625
Stephen R. Donahue, M.D.	36,277	3.0	0.810	3/18/2015	18,501	46,721
	23,945	2.0	1.440	4/28/2015	162,232	278,088

(1)	There is no established trading market for Predix shares. The option grants listed above were made under the Predix 2003 Stock Incentive Plan at exercise prices equal to the fair market value of Predix common stock at the date of grant, as determined by the Predix board of directors. The potential realizable value, if applicable, is calculated based on the term of the option at its time of grant. The potential realizable value assumes the fair market price of option grants was $0.810 on January 18, 2005 and was $5.04 on March 18, 2005 and April 28, 2005, which is the fair market value subsequently assessed for such stock option grants for accounting purposes to determine compensation expense reportable under Accounting Principles Board Opinion No. 25. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect Predix’s projection or estimate of future stock price growth.

Aggregate Option Exercises in 2005 and Values at December 31, 2005

		Number of Securities
		Underlying Unexercised		Value of Unexercised in the
		Options at December 31,		Money Options at December 31,
	Shares	2005		2005(1)
	Acquired on
Name	Exercise	Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)

Michael G. Kauffman, M.D., Ph.D.	148,829	284,346	310,333	1,423,720	1,553,837
Chen Schor, CPA	83,392	57,496	193,717	287,882	969,941
Silvia Noiman, Ph.D.	0	194,822	83,274	975,474	416,953
Oren Becker, Ph.D.	0	183,116	78,251	916,862	391,803
Kimberlee C. Drapkin, CPA	0	34,419	110,557	172,336	553,559
Stephen R. Donahue, M.D.	0	33,260	87,569	166,533	438,458

(1)	There is no established trading market for Predix shares. Determined by multiplying the product of EPIX’s price per share on December 30, 2005 ($4.04) and the exchange ratio of 1.239411 by the number of shares exercisable and not exercisable on December 31, 2005.

Employment Agreements
      Pursuant to an employment agreement dated as of August 8, 2003 between Predix and Michael G. Kauffman, M.D., Ph.D., Predix employs Dr. Kauffman as its President and Chief Executive Officer on an at-will basis. Under this agreement, Dr. Kauffman’s base salary is subject to review and adjustment annually or at such other times as Predix determines. However, Predix cannot decrease Dr. Kauffman’s base salary unless the base salary of all of Predix’s similarly situated executives is decreased. Dr. Kauffman is also eligible to receive performance-based bonuses, the timing and amount of which are at Predix’s discretion. Pursuant to the agreement, Predix granted Dr. Kauffman 59 shares of Predix common stock, with a fair market value of $1.80 per share, at no cost to Dr. Kauffman, an option to purchase 23,976 shares of Predix common stock at an exercise price of $1.80 per share, which vests as to 25% of the shares on each of September 23, 2003, September 23, 2004, September 23, 2005 and September 23, 2006, and an option to purchase 18,080 shares of Predix common stock at an exercise price of $1.80 per share, which vests as to 25% of the shares on each of July 31, 2004, July 31, 2005, July 31, 2006 and July 31, 2007. In the event Predix terminates Dr. Kauffman’s employment without cause, as defined in the agreement, Dr. Kauffman is entitled to receive his then-current base salary for a period of six months. Under the agreement, Dr. Kauffman has agreed not to compete with Predix for a period of six months after the termination of his employment and not to solicit Predix’s customers or employees or interfere with any of its business relationships for a period of 12 months after the termination of his employment. The agreement also contains provisions relating to the protection of Predix’s confidential information and the assignment of inventions.
      Pursuant to an employment agreement dated as of November 23, 2003 between Predix and Chen Schor, CPA, Predix employs Mr. Schor as its Chief Business Officer on an at-will basis. Under this agreement, Mr. Schor’s base salary is subject to review and adjustment annually or at such other times as Predix determines. However, Predix cannot decrease Mr. Schor’s base salary unless the base salary of all of Predix’s similarly situated executives is decreased. Under the agreement, Predix paid Mr. Schor a signing bonus of $20,000 and he is also eligible to receive performance-based bonuses, the timing and amount of which are at Predix’s discretion. Pursuant to the agreement, Predix granted Mr. Schor an option to purchase 19,444 shares of Predix common stock at an exercise price of $1.80 per share, which vests as to 25% of the shares on each of January 16, 2004, January 16, 2005, January 16, 2006 and January 16, 2007. In the event Predix terminates Mr. Schor’s employment without cause, as defined in the agreement, Mr. Schor is entitled to receive his then-current base salary for a period of six months. Under the agreement, Mr. Schor has agreed not to compete with Predix for a period of six months after the termination of his employment and not to solicit Predix’s customers or employees or interfere with any of Predix’s business relationships for a period of 12 months after the termination of his employment. The agreement also contains provisions relating to the protection of Predix’s confidential information and the assignment of inventions.
      Pursuant to an employment agreement dated as of October 31, 2000, as amended on April 3, 2001, August 29, 2001, May 12, 2003, August 8, 2003, June 18, 2004 and June 9, 2005, between Predix Pharmaceuticals Ltd., a wholly-owned subsidiary of Predix, and Silvia Noiman, Ph.D., Predix employs Dr. Noiman as its Senior Vice President of Pipeline Management and General Manager, Israel. Under this agreement, Dr. Noiman’s base salary is subject to Predix’s review and adjustment annually. Dr. Noiman is also eligible to receive bonuses, the timing, type and amount of which are at Predix’s discretion. Under the agreement, Predix must provide Dr. Noiman managers insurance, disability insurance, a “Keren Hishtalmut” fund and any severance to which she may be entitled under Israeli law. Pursuant to the agreement, Predix granted Dr. Noiman 3,641 shares of Predix common stock, with a fair market value of $1.80 per share, at no cost to Dr. Noiman, a fully vested option to purchase 6,104 shares of Predix common stock at an exercise price of $1.80 per share and an option to purchase 12,735 shares of Predix common stock at an exercise price of $1.80 per share, which vests as to 3,183 shares on each of July 31, 2004, July 31, 2005, July 31, 2006 and July 31, 2007. Under the agreement, Dr. Noiman has agreed not to compete with Predix and not to solicit Predix’s employees or consultants for a period of 18 months after the termination of her employment. The agreement also contains provisions relating to the protection of

Predix’s confidential information and the assignment of inventions. The agreement continues until December 31, 2005 and automatically renews for additional one-year terms, unless earlier terminated. Predix may terminate the agreement for cause, as defined in the agreement, or without cause upon three months notice. Dr. Noiman may terminate the agreement upon three months notice. In addition, upon a merger, consolidation or acquisition of Predix Pharmaceuticals Ltd. or if Predix sells, leases or otherwise disposes of all or substantially all of the assets of Predix Pharmaceuticals Ltd., Predix must extend Dr. Noiman’s employment with Predix for a period of six months or provide her six months compensation.
      Pursuant to an employment agreement dated as of October 31, 2000, as amended on April 3, 2001, August 29, 2001, May 12, 2003, August 8, 2003, and June 9, 2005, between Predix Pharmaceuticals Ltd., a wholly-owned subsidiary of Predix, and Oren Becker, Ph.D., Predix employs Dr. Becker as its Chief Scientific Officer. Under this agreement, Dr. Becker’s base salary is subject to Predix’s review and adjustment annually. Dr. Becker is also eligible to receive bonuses, the timing, type and amount of which are at Predix’s discretion. Under the agreement, Predix must provide Dr. Becker managers insurance, disability insurance, a “Keren Hishtalmut” fund and any severance to which he may be entitled under Israeli law. Pursuant to the agreement, Predix granted Dr. Becker 3,641 shares of Predix common stock, with a fair market value of $1.80 per share, at no cost to Dr. Becker, a fully vested option to purchase 6,104 shares of Predix common stock at an exercise price of $1.80 per share and an option to purchase 12,735 shares of Predix common stock at an exercise price of $1.80 per share, which vests as to 3,183 shares on each of July 31, 2004, July 31, 2005, July 31, 2006 and July 31, 2007. Under the agreement, Dr. Becker has agreed not to compete with Predix and not to solicit Predix’s employees or consultants for a period of 18 months after the termination of his employment. The agreement also contains provisions relating to the protection of Predix’s confidential information and the assignment of inventions. The agreement continues until December 31, 2006 and automatically renews for additional one-year terms, unless earlier terminated. Predix may terminate the agreement for cause, as defined in the agreement, or without cause upon three months notice. Dr. Becker may terminate the agreement upon three months notice. In addition, upon a merger, consolidation or acquisition of Predix Pharmaceuticals Ltd. or if Predix sells, leases or otherwise disposes of all or substantially all of the assets of Predix Pharmaceuticals Ltd., Predix must extend Dr. Becker’s employment with Predix for a period of six months or provide him six months compensation.
      Pursuant to an employment agreement dated as of February 8, 2005, as amended on June 1, 2005 between Predix and Kimberlee C. Drapkin, CPA, Predix employs Ms. Drapkin as its Chief Financial Officer on an at-will basis. Under this agreement, Ms. Drapkin’s base salary is subject to review and adjustment annually or at such other times as Predix determines. However, Predix cannot decrease Ms. Drapkin’s base salary unless the base salary of all of Predix’s similarly situated executives is decreased. Under the agreement, Predix paid Ms. Drapkin a signing bonus of $35,000 and she is also eligible to receive performance-based bonuses, the timing and amount of which are at Predix’s discretion. Pursuant to the agreement, Predix granted Ms. Drapkin an option to purchase 98,445 shares of Predix common stock at an exercise price of $0.81 per share, which vests over a four-year period with 25% of the shares vesting on February 22, 2006, and the remainder in equal monthly installments thereafter. In the event Predix terminates Ms. Drapkin’s employment without cause, as defined in the agreement, Ms. Drapkin is entitled to receive her then-current base salary for a period of six months. Under the agreement, Ms. Drapkin has agreed not to compete with Predix for a period of two years after the termination of her employment and not to solicit Predix’s customers or employees or interfere with any of Predix’s business relationships for a period of two years after the termination of her employment. The agreement also contains provisions relating to the protection of Predix’s confidential information and the assignment of inventions.
      Pursuant to an employment agreement dated as of September 27, 2004 between Predix and Stephen R. Donahue, M.D., Predix employs Dr. Donahue as its Vice President of clinical and regulatory affairs on an at-will basis. Under this agreement, Dr. Donahue’s base salary is subject to review and adjustment annually or at such other times as Predix determines. However, Predix cannot decrease Dr. Donahue’s base salary unless the base salary of all of Predix’s similarly situated executives is decreased. Under the agreement, Predix paid Dr. Donahue a signing bonus of $25,000 and he is also eligible to receive performance-based bonuses, the timing and amount of which are at Predix’s discretion. Pursuant to the agreement, Predix granted Dr. Donahue an option to purchase 60,607 shares of Predix common stock at an exercise price of $0.81 per share, which vests as to 6.25% of the shares every three months beginning three months from September 24, 2004. In the event Predix terminates Dr. Donahue’s employment without cause, as defined in the agreement, Dr. Donahue is entitled to receive his then-current base salary for a period of six months. Under the agreement, Dr. Donahue has agreed not to compete with Predix for a period of one year after the termination of his employment and not to solicit Predix’s customers or employees or interfere with any of Predix’s business relationships for a period of one year after the termination of his employment. The agreement also contains provisions relating to the protection of Predix’s confidential information and the assignment of inventions.
      Each option agreement between Predix and Drs. Kauffman, Becker, Noiman and Donahue, Mr. Schor and Ms. Drapkin provides that their options shall become immediately exercisable in full if, after a reorganization event, as defined in Predix’s 2003 Stock Incentive Plan, the acquiring or succeeding entity assumes the option or substitute equivalent securities for the option, and (a) the employee is terminated by the acquiring or succeeding entity without cause, as defined in each option agreement, within 12 months of the consummation of such reorganization event or (b) the employee terminates his or her employment with the acquiring or succeeding entity within 12 months of the consummation of such reorganization event due to a material adverse change in the employee’s duties, authority or responsibilities which causes the employee’s position with the acquiring or succeeding entity to become of less responsibility or authority.
Stock Plans

Amended and Restated 2003 Stock Incentive Plan
      Predix’s 2003 Stock Incentive Plan was adopted by the Predix board of directors in August 2003, and approved by Predix’s stockholders in August 2003. In August 2004 and April 2005, the Predix board of directors and Predix’s stockholders approved amendments to Predix’s 2003 Stock Incentive Plan and in September 2005, this plan was amended and restated by the Predix board of directors and Predix’s stockholders. Under this plan, Predix may grant incentive stock options, nonqualified stock options and restricted stock and other stock based awards. Pursuant to this plan, Predix has created an Israeli sub-plan to grant options to those persons who are residents of the State of Israel and who are deemed to be residents of the State of Israel for tax purposes. A maximum of 4,071,443 shares of Predix common stock are authorized for issuance under this plan.
      In accordance with the terms of this plan, the Predix board of directors has authorized Predix’s compensation committee to administer the plan. In accordance with the provisions of this plan, the Predix board of directors or compensation committee will determine the terms of options and other awards, including:

•	the determination of which employees, directors, consultants and other advisors will be granted options and other awards;

•	the number of shares subject to options and other awards;

•	the exercise price of each option which may not be less than fair market value on the date of grant;

•	the schedule upon which options become exercisable;

•	the termination or cancellation provisions applicable to options; the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with this plan.
      No participant may receive awards for over 203,794 shares of Predix common stock in any fiscal year. The Predix board of directors or any committee to which the Predix board of directors delegates authority may, with the consent of the affected plan participants, amend outstanding awards consistent with the terms of this plan. Upon a merger or other reorganization event, the Predix board of directors shall provide that all outstanding options shall be assumed or substituted by the successor corporation. If the successor corporation does not agree to assume or substitute the options, then the Predix board of directors shall provide that all outstanding options will become exercisable in full as of a specified time prior to the reorganization event and unexercised options shall terminate immediately prior to the reorganization event. Notwithstanding the foregoing, in the event of a reorganization event in which the successor corporation does not agree to assume or substitute the options and pursuant to which holders of Predix common stock will receive a cash payment for each share surrendered then the Predix board of directors may instead provide that all outstanding options terminate upon consummation of the reorganization event and each participant shall receive, in exchange therefore, a cash payment equal to the difference, if any, between the merger price times the number of shares of Predix common stock subject to such outstanding options and the aggregate exercise price of all such outstanding options.
      Upon a merger or other reorganization event, any securities, cash or other property received in exchange for shares of restricted stock shall continue to be governed by the provisions of any restricted stock agreement pursuant to which such restricted stock was issued. As of May 30, 2006, 465,377 shares of Predix common stock have been issued pursuant to options and stock awards granted under this plan, 2,295,048 shares of Predix common stock are subject to outstanding options and 1,311,018 shares of Predix common stock are available for future grant.

Physiome Sciences, Inc. 1997 Stock Option Plan
      Predix has terminated its 1997 Stock Option Plan under which options to purchase 4,482 shares of Predix common stock are currently outstanding. Although no more options may be granted under this terminated plan, the terms of this plan continue to apply to all such outstanding options. The Predix board of directors or any committee to which the Predix board of directors delegates authority may, with the consent of the affected plan participants, amend outstanding awards consistent with the terms of the 1997 Stock Option Plan.
401(k) Plan
      In 2003, Predix adopted a 401(k) Plan covering all qualified U.S. employees of Predix. Participants may contribute up to 25% of their annual compensation, subject to statutory limitations, and Predix may declare discretionary matching contributions to this 401(k) Plan. Predix’s matching contribution for the year ended December 31, 2003 totaled $2,000 and is fully vested. Predix did not match any contributions for the years ended December 31, 2004 or December 31, 2005.
Certain Transactions With Management and Affiliates
      The following is a description of the transactions Predix has engaged in since January 1, 2003 with its directors, officers and beneficial owners of more than five percent of its voting securities and their affiliates.

Recapitalization and Acquisition of Predix Pharmaceuticals Ltd.
      In August 2003, Predix effected a recapitalization of its capital stock and acquired Predix Pharmaceuticals Ltd., an Israeli corporation. In connection with the recapitalization Predix:

•	created a new class of Class A common stock, or the Class A common stock;

•	reclassified all outstanding shares of its then existing Series A convertible preferred stock into a newly created Series A convertible preferred stock, or the New Series A stock , on a 1-for-0.022104 basis;

•	reclassified all outstanding shares of its then existing Series B convertible preferred stock into New Series A stock on a 1-for-0.035661 basis;

•	reclassified all outstanding shares of its then existing Series C convertible preferred stock into New Series A stock on a 1-for-0.084149 basis; and

•	reclassified all outstanding shares of its then existing Series D convertible preferred stock into a newly created Series B convertible preferred stock, or the New Series B stock, on a 1-for-0.123774 basis.
      In connection with this recapitalization, the following directors, officers, beneficial owners of more than five percent of Predix voting securities and their affiliates received the following shares of capital stock:

•	Eaton Vance Worldwide Health Sciences Portfolio and Finsbury Worldwide Pharma, each an affiliate of OrbiMed Advisors LLC, a beneficial owner of more than five percent of Predix’s common stock, received an aggregate of 103,360 shares of New Series B stock in exchange for an aggregate of 835,072 shares of Predix’s then existing Series D convertible preferred stock. Jonathan Silverstein, a member of the Predix board of directors, is a general partner at OrbiMed Advisors LLC.

•	PA International Limited, a beneficial owner of more than five percent of Predix’s common stock, received 216,125 shares of New Series A stock in exchange for 2,568,371 shares of Predix’s then existing Series C convertible preferred stock.

•	SR One Limited, a beneficial owner of more than five percent of Predix’s common stock, received 43,225 shares of New Series A stock in exchange for 1,212,122 shares of Predix’s then existing Series B convertible preferred stock and 28,657 shares of Series B Stock in exchange for 231,528 shares of Predix’s then existing Series D convertible preferred stock.
      Predix acquired Predix Pharmaceuticals Ltd. through a share exchange in which Predix purchased all of the outstanding capital stock of Predix Pharmaceuticals Ltd. and immediately thereafter, the former stockholders of Predix Pharmaceuticals Ltd. used the proceeds from this stock purchase to purchase shares of Predix capital stock. In connection with this share exchange, Predix purchased an aggregate of 15,842,274 preferred shares and 100,000 ordinary shares of Predix Pharmaceuticals Ltd. for an aggregate cash equivalent purchase price of approximately $7.7 million, including the following from directors, officers, beneficial owners of more than five percent of Predix’s voting securities and their affiliates:

	Number of	Number of
	Preferred Shares	Ordinary Shares	Equivalent Cash
Name	Purchased	Purchased	Purchase Price

Silvia Noiman, Ph.D.(1)	—	24,000	$14,692
Oren Becker, Ph.D.(2)	—	24,000	14,692
Frederick Frank(3)	121,556	—	58,280
Yozma II (Israel) L.P.(4)	1,610,158	—	772,110
YVC-Yozma Management & Investments Ltd, as trustees for Yozma II (BVI) L.P.(4)	2,744,594	—	1,316,110
PCM Venture Capital L.P.(4)	1,463,786	—	701,930
OrbiMed Associates LLC(5)	176,636	—	84,690
UBS PW Juniper Crossover Fund LLC(5)	2,471,433	—	1,185,130
Caduceus Private Investments, L.P.(5)	7,254,111	—	3,478,570

Total	15,842,274	48,000	$7,262,204

(1)	Dr. Noiman is Predix’s Senior Vice President of Pipeline Management and General Manager of Israel operations.

(2)	Dr. Becker is Predix’s Chief Scientific Officer.

(3)	Mr. Frank is Chairman of the Predix board of directors.

(4)	Yozma II (Israel) L.P., YVC-Yozma Management & Investment Ltd, as trustees for Yozma II (BVI) L.P. and PCM Venture Capital L.P. are affiliates of the Yozma Group, a beneficial owner of more than five percent of Predix’s voting securities. Yigal Erlich, a member of the Predix board of directors, is the founder and managing partner of the Yozma Group.

(5)	OrbiMed Associates LLC, UBS PW Juniper Crossover Fund LLC and Caduceus Private Investments, L.P. are affiliates of OrbiMed Advisors LLC. In connection with Predix’s acquisition of Predix Pharmaceuticals Ltd., Predix entered into an agreement with OrbiMed Associates LLC, UBS PW Juniper Crossover Fund LLC and Caduceus Private Investments, L.P., or collectively, the OrbiMed Entities, pursuant to which the OrbiMed Entities agreed to indemnify Predix against any and all Israeli capital gains taxes which Predix may be required to pay in connection with Israeli withholding tax obligations in connection with Predix’s purchase of the shares of Predix Pharmaceuticals Ltd. owned by the OrbiMed Entities. This agreement has a term of six years.
      In connection with this share exchange, Predix sold an aggregate of 3,400 shares of Predix common stock, 587,418 shares of New Series A stock and 172,264 shares of New Series B stock for an aggregate cash equivalent sale price of approximately $7.7 million, including the following to directors, officers, beneficial owners of more than five percent of Predix’s voting securities and their affiliates:

	Number of	Number of	Number of
	Shares of Predix	Shares of	Shares of
	Common Stock	New Series A	New Series B	Equivalent Cash
Name	Sold(1)	Stock Sold(1)	Stock Sold(1)	Purchase Price

Silvia Noiman, Ph.D.	816	—	—	$14,692
Oren Becker, Ph.D.	816	—	—	14,692
Frederick Frank	—	4,507	1,321	58,280
Yozma II (Israel) L.P.	—	59,703	17,508	772,110
YVC-Yozma Management & Investments Ltd, as trustees for Yozma II (BVI) L.P.	—	101,767	29,844	1,316,110
PCM Venture Capital L.P.	—	54,276	15,917	701,930
OrbiMed Associates LLC	—	6,549	1,920	84,690
UBS PW Juniper Crossover Fund LLC	—	91,639	26,874	1,185,130
Caduceus Private Investments, L.P.	—	268,977	78,880	3,478,570

Total	1,632	587,418	172,264	$7,626,204

(1)	Each share of New Series A stock and New Series B stock was convertible into ten shares of Predix common stock. In August 2004, the New Series A stock and New Series B stock were converted into shares of Predix common stock or Series AB preferred stock in connection with the initial issuance of Predix’s Series C preferred stock and the recapitalization as described in further detail below.
      In connection with the recapitalization and the acquisition of Predix Pharmaceuticals Ltd., each holder of Predix preferred stock and each holder of preferred stock of Predix Pharmaceuticals Ltd. received a transaction warrant and a funding warrant. Each transaction warrant entitled the holder to purchase its pro rata share of up to 1,000,000 shares of New Series B stock prior to August 8, 2004 at an amended exercise price of $5.00 per share. Each funding warrant entitled the holder to purchase its pro rata share of shares of Predix capital stock issued in a third-party financing. The funding warrants were exercisable for a period of five years; provided, however, that at any time a funding warrant was entitled to be exercised, but was not exercised, it terminated. All of these transaction warrants and all but one of the funding warrants have been terminated, exercised or expired without exercise. Predix issued transaction warrants and funding warrants to the following directors, officers, beneficial owners of more than five percent of its voting securities and their affiliates:

		Pro Rata Portion
	Maximum Shares of	of Subsequent
	New Series B Stock	Financings
	Purchasable with	Under Funding
Name	Transaction Warrant	Warrant

Stockholders of Predix Pharmaceuticals Ltd.
Frederick Frank	2,301	0.23%
Yozma II (Israel) L.P.	30,491	3.05
YVC-Yozma Management & Investments Ltd, as trustees for Yozma II (BVI) L.P.	51,974	5.20
PCM Venture Capital L.P.	27,719	2.77
OrbiMed Associates LLC	3,344	0.33
UBS PW Juniper Crossover Fund LLC	46,801	4.68
Caduceus Private Investments, L.P.	137,372	13.74
Stockholders of Predix
Eaton Vance Worldwide Health Sciences Portfolio	25,511	2.55
Finsbury Worldwide Pharma	15,306	1.53
PA International Limited	85,349	8.53
SR One Limited	28,386	2.84

Total	454,554	45.50%

      Upon consummation of the acquisition of Predix Pharmaceuticals Ltd., Predix granted options to purchase an aggregate of 144,256 shares of Class A common stock at an exercise price of $1.80 per share and an aggregate of 7,341 shares of Class A common stock having a fair market value of $1.80 per share, at no cost, to certain directors, officers and employees of the combined company, including the following directors, officers, beneficial owners of more than five percent of Predix’s voting securities and their affiliates:

		Options to
	Shares of Class A	Purchase Class A
Name	Common Stock(1)	Common Stock(1)

Michael G. Kauffman, M.D., Ph.D.(2)	59	42,056
Silvia Noiman, Ph.D.	3,641	18,839
Oren Becker, Ph.D.	3,641
Frederick Frank	—	397

Total	7,341	90,812

(1)	In August 2004, the Class A common stock was converted into shares of Predix common stock in connection with the initial issuance of the Series C preferred stock and the recapitalization as described in further detail below.

(2)	Dr. Kauffman is Predix’s President and Chief Executive Officer and a member of the Predix board of directors.

Issuances of Series C Preferred Stock and Recapitalization
      On August 9, 2004, Predix effected a recapitalization of its capital stock and raised an aggregate of $14,710,540 through the sale and issuance of shares of its Series C preferred stock in a private financing. In connection with this financing, Predix issued an aggregate of 66,753,820 shares of Series C preferred stock to 42 of Predix’s then existing stockholders and their affiliates at a purchase price of $0.22037 per share, including the following to directors, officers, beneficial owners of more than five percent of Predix’s voting securities and their affiliates:

	Shares of Series C	Aggregate
Name	Preferred Stock	Purchase Price

SR One Limited	22,689,112	$5,000,000
Michael G. Kauffman, M.D., Ph.D.	4,538	1,000
Frederick Frank	226,891	50,000
OrbiMed Associates LLC	337,970	74,478
UBS PW Juniper Crossover Fund LLC	4,729,409	1,042,220
Caduceus Private Investments, L.P.	13,881,629	3,059,095
Eaton Vance Worldwide Health Sciences Portfolio	2,337,565	515,129
Hare and Co. FAO: Finsbury Worldwide Pharmaceutical Trust	1,402,539	309,078
Yozma II (Israel) L.P.	2,692,671	593,384
Yozma Venture Capital Ltd.(1)	1,000,613	220,505
YVC-Yozma Management & Investments Ltd, as trustees for Yozma II (BVI) L.P.	4,589,826	1,011,460
PCM Venture Capital L.P.	2,447,924	539,449

Total	56,340,687	$12,415,798

(1)	Yozma Venture Capital Ltd. is an affiliate of the Yozma Group.
      The Series C preferred stock is convertible into shares of Predix common stock on a 1-for-18 basis. The purchase price per share of Series C preferred stock was the fair market value as determined by arms-length negotiations between sophisticated investors and Predix’s management and the Predix board of directors.
      In connection with the sale and issuance of the Series C preferred stock, Predix effected a recapitalization of its capital stock through the exchange of each share of New Series A stock and New Series B stock into shares of newly created Series AB preferred stock or Predix common stock and the reclassification of each share of Class A common stock into one share of Predix common stock. In connection with the recapitalization, Predix exchanged:

•	each share of New Series A stock and New Series B stock held by a stockholder that purchased at least 51 percent of its pro rata portion of Series C preferred stock sold in the financing into ten shares of newly created Series AB preferred stock (convertible on a 1-for-18 basis into shares of Predix common stock) and granted each such stockholder a warrant to purchase shares of newly created Series AB preferred stock at an exercise price of $0.01 per share prior to August 9, 2009; and

•	each share of New Series A stock and New Series B stock held by a stockholder that did not purchase at least 51 percent of its pro rata portion of Series C preferred stock sold in the financing into 0.5556 shares of Predix common stock.
      As part of this transaction, Predix exchanged:

•	an aggregate of 732,347 shares of New Series A stock and an aggregate of 720,799 shares of New Series B stock for an aggregate of 14,531,460 shares of Series AB preferred stock and granted warrants to purchase an aggregate of 62,240,212 shares of Series AB preferred stock; and

•	an aggregate of 335,623 shares of New Series A stock and an aggregate of 743,456 shares of New Series B stock for an aggregate of 599,488 shares of Predix common stock.

      Predix directors, officers, beneficial owners of more than five percent of Predix’s voting securities and their affiliates participated in this exchange as follows:

					Number of
	Number of	Number of	Number of	Number of	Warrants to
	Shares of	Shares of	Shares of	Shares of	Purchase
	New Series A	New Series B	Predix	Series AB	Series AB
	Stock	Stock	Common Stock	Preferred Stock	Preferred Stock
Name	Exchanged	Exchanged	Issued	Issued	Issued

SR One Limited	43,225	28,657	—	718,820	3,619,477
Frederick Frank	4,507	1,321	—	58,280	293,458
OrbiMed Associates LLC	6,549	2,791	—	93,400	470,297
UBS PW Juniper Crossover Fund LLC	91,639	39,061	—	1,307,000	6,581,142
Caduceus Private Investments, L.P.	268,977	114,650	—	3,836,270	19,316,785
Eaton Vance Worldwide Health Sciences Portfolio	—	64,600	—	646,000	3,252,806
Hare and Co. FAO: Finsbury Worldwide Pharmaceutical Trust	—	38,760	—	387,600	1,951,684
Yozma II (Israel) L.P.	59,703	17,508	—	772,110	3,887,808
Yozma Venture Capital Ltd.	—	28,692	—	286,920	1,444,729
YVC-Yozma Management & Investments Ltd, as trustees for Yozma II (BVI) L.P.	101,767	29,844	—	1,316,110	6,627,011
PCM Venture Capital L.P.	54,726	15,917	—	701,930	3,534,430
PA International Limited	216,125	—	120,069	—	—

Total	847,218	381,801	120,069	10,124,440	50,979,627

      As a result of this recapitalization, each option and warrant to purchase shares of Class A common stock became exercisable for the same number of shares of Predix common stock, at the same exercise price per share, for which such options and warrants were originally exercisable and each warrant exercisable for New Series A stock became exercisable for shares of Predix common stock on a 1-for-0.5556 basis.

      During the period from September 9, 2004 to January 21, 2005, Predix raised an aggregate of $25,505,742 through the sale and issuance of an aggregate of 115,740,536 additional shares of Series C preferred stock to 16 investors at a purchase price of $0.22037 per share, including the following to directors, officers, beneficial owners of more than five percent of Predix’s voting securities and their affiliates:

	Number of
	Shares of
	Series C	Aggregate
Name	Preferred Stock	Purchase Price

Astellas Venture Capital LLC(1)	15,882,380	$3,500,000
Boston Millennia Partners II Limited Partnership(2)	18,843,979	4,152,648
Boston Millennia Partners GmbH & Co. KG(2)	2,683,400	591,341
Boston Millennia Partners II-A Limited Partnership(2)	902,673	198,922
Strategic Advisors Fund Limited Partnership(2)	169,438	37,339
Boston Millennia Associates II Partnership(2)	89,622	19,750
Forward Ventures V, L.P.(3)	24,958,025	5,500,000
CMEA Ventures Life Sciences 2000, L.P.(4)	6,765,046	1,490,813
CMEA Ventures Life Sciences 2000, Civil Law Partnership(4)	406,787	89,644
CMEA Ventures VI, L.P.(4)	12,948,730	2,853,512
CMEA Ventures VI, GmbH & Co. K.G.(4)	299,639	66,031
PA International Limited	6,719,347	1,480,743

Total	90,669,066	$19,980,743

(1)	Formerly known as Yamanouchi Venture Capital, LLC. Astellas Venture Capital LLC is a beneficial owner of more than five percent of Predix’s voting securities.

(2)	Boston Millennia Partners GmbH & Co. KG, Boston Millennia Partners II-A Limited Partnership, Strategic Advisors Fund Limited Partnership and Boston Millennia Associates II Partnership are affiliates of Boston Millennia Partners II Limited Partnership, a beneficial owner of more than five percent of Predix’s voting securities. Patrick J. Fortune, Ph.D., a member of the Predix board of directors, is a partner at Boston Millennia Partners.

(3)	Forward Ventures V, L.P. is a beneficial owner of more than five percent of Predix’s voting securities. Joel Martin, Ph.D., a member of the Predix board of directors, is a partner at Forward Ventures.

(4)	CMEA Ventures Life Sciences 2000, L.P., CMEA Ventures Life Sciences 2000, Civil Law Partnership and CMEA Ventures VI, GmbH & Co. K.G. are affiliates of CMEA Ventures VI, L.P., a beneficial owner of more than five percent of Predix’s voting securities. David Collier, M.D., a member of the Predix board of directors, is a General Partner of CMEA Ventures.

Issuance of Notes and Warrants
      In March 2006, Predix closed a financing of convertible promissory notes and warrants in the aggregate amount of $9,516,380. The convertible promissory notes bear interest at 10% per annum and mature on March 31, 2007, provided, that if the merger is consummated prior to August 1, 2006, all principal and accrued interest due under the convertible promissory notes must be repaid in full within one month of the closing. If the merger is not consummated prior to August 1, 2006, the interest rate will increase from 10% per annum to 15% per annum, retroactive to the date of the issuance of the convertible promissory notes, and under certain circumstances the convertible promissory notes will convert into shares of a new series of Predix preferred stock. In connection with the purchase of the convertible promissory notes, Predix also issued warrants to purchase an aggregate of 201,709 shares of Predix common stock at $0.01 per share. These warrants terminate upon the consummation of the merger, provided that immediately prior to the effective time the warrants will be deemed exercised in the aggregate amount of 201,709 shares of Predix common stock.

      The following Predix directors, officers, beneficial owners of more than five percent of Predix’s voting securities and their affiliates participated in this financing as follows:

	Number of Warrant
	Shares Exercisable
	for Predix	Principal Amount
Name	Common Stock	of Notes

Caduceus Private Investments, LP	72,149	$3,403,888.56
OrbiMed Associates LLC	1,757	82,873.00
UBS Juniper Crossover Fund, L.L.C	24,581	1,159,689.58
Finsury Worldwide Pharmaceutical Trust	2,758	130,113.29
S.R. One Limited	19,920	939,817.82
Boston Millennia Partners II Limited Partnership	28,366	1,338,274.19
Boston Millennia Partners II-A Limited Partnership	1,359	64,106.62
Boston Millennia Partners GmbH & Co. KG	4,039	190,571.49
Strategic Advisors Fund Limited Partnership	255	12,033.31
Boston Millennia Associates Partnership	135	6,364.83
CMEA Ventures Life Sciences 2000, L.P.	11,317	533,925.33
CMEA Ventures Life Sciences 2000, Civil Law Partnership	678	32,001.34
CMEA Ventures VI, L.P.	21,656	1,021,683.70
CMEA Ventures VI, GmbH & Co. K.G	503	23,740.07
PA International Limited	11,889	560,916.87

Total	201,709	$9,500,000

Stockholders Agreement
      Predix is currently a party to the Second Amended and Restated Stockholders Agreement dated January 21, 2005 by and among Predix and certain of its stockholders, as amended on August 1, 2005 and March 31, 2006 that provides for certain registration rights, voting rights, rights of first refusal, transfer restrictions, preemptive rights and co-sale rights. In connection with the merger, this agreement will be terminated immediately prior to the consummation of the merger.

Agreements with Executive Officers and Directors
      Predix has employment agreements with Michael G. Kauffman, M.D., Ph.D., Chen Schor, CPA, Silvia Noiman, Ph.D., Oren Becker, Ph.D., Kimberlee C. Drapkin, CPA, and Stephen Donahue, M.D., which provide for certain salary and bonus compensation. For more information regarding these agreements, see “Current Management of Predix and Related Information — Employment Agreements.”
      Each option agreement between Predix and Drs. Kauffman, Noiman, Becker and Donahue and Mr. Schor and Ms. Drapkin provides that their options shall become immediately exercisable in full if, within 12 months after a change in control, the employee is terminated without cause. For more information regarding these agreements, see “Current Management of Predix and Related Information — Change of Control Arrangements.”
      For information regarding stock options and stock awards granted to our named executive officers and directors, see “Current Management of Predix and Related Information — Stock Plans.”

Engagement of Lehman Brothers Inc.
      Mr. Frank, the Chairman of the Predix board of directors, is also the Vice Chairman and a director of Lehman Brothers Inc., Predix’s financial advisor in connection with the merger. Under the terms of the engagement with Lehman Brothers, Predix agreed to pay Lehman Brothers a fee of $2.0 million, all of which is contingent upon consummation of the merger. In addition, whether or not the merger is consummated, Predix has also agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses up to $50,000, and to indemnify it against certain liabilities relating to or arising out of services performed by Lehman Brothers.

EPIX’S BUSINESS
Overview
      EPIX discovers and develops innovative pharmaceuticals for imaging that are designed to transform the diagnosis, treatment and monitoring of disease. EPIX uses its proprietary Target Visualization Technology to create imaging agents targeted at the molecular level. These agents are designed to enable physicians to use magnetic resonance imaging, or MRI, to obtain detailed information about specific disease processes. MRI has been established as the imaging technology of choice for a broad range of applications, including the identification and diagnosis of a variety of medical disorders. MRI is safe, relatively cost-effective and provides three-dimensional images that enable physicians to diagnose and manage disease in a minimally invasive manner.
      EPIX is currently developing two products for use in MRI to improve the diagnosis of multiple diseases involving the body’s arteries and veins, collectively known as the vascular system: Vasovist, EPIX’s novel blood-pool contrast agent for use in magnetic resonance angiography, which was approved for marketing in all 25 member states of the European Union, or E.U., in October 2005; and EP-2104R, for use in detecting human thrombi, or blood clots, using MRI. EPIX has entered into various partnership agreements with Schering AG with respect to both Vasovist and EP-2104R. In addition, EPIX has active research programs with respect to products for diagnostic imaging and therapeutic uses.
Recent Events

Management
      In September 2005, EPIX’s board of directors appointed Michael J. Astrue as Interim Chief Executive Officer. Mr. Astrue replaced Michael Webb, who resigned from EPIX and its board of directors in September 2005. Mr. Astrue resigned as Interim Chief Executive Officer on May 5, 2006. In addition, EPIX’s Chief Financial Officer resigned in July 2005. Andrew C.G. Uprichard, M.D., EPIX’s President and Chief Operating Officer, is currently acting as EPIX’s principal executive officer and EPIX currently has no Chief Financial Officer and its Executive Director, Finance, is currently serving as its principal accounting officer. Mr. Pelletier and EPIX have agreed that Mr. Pelletier will resign as EPIX’s Executive Director of Finance in August 2006.

Regulatory Update for Vasovist
      In December 2003, EPIX submitted a new drug application, or NDA, for Vasovist to the U.S. Food and Drug Administration, or FDA. In January 2005, EPIX received an approvable letter from the FDA for Vasovist in which the FDA requested additional clinical trials prior to approval. In May 2005, EPIX submitted a response to the FDA approvable letter, which was accepted by the FDA as a complete response in June 2005. In November 2005, the FDA provided EPIX with a second approvable letter. The second approvable letter indicated that at least one additional clinical trial and a re-read, or reanalysis, of images by a new group of radiologists obtained in certain previously completed Phase III clinical trials would be necessary before the FDA would consider approving Vasovist. EPIX believes that these trials will require a substantial period of time to complete. No safety or manufacturing issues were raised in either approvable letter. EPIX is working with outside regulatory and clinical consultants and the FDA to determine its next steps with respect to Vasovist in the United States. EPIX met with the FDA in January 2006 and April 2006 to discuss the path forward for Vasovist. After considering the parameters of the additional clinical trials requested by the FDA, EPIX has decided to pursue an appeal of the second approvable letter, ask the FDA to approve Vasovist and to utilize an advisory committee as part of the appeal process.
      In October 2005, the European Medicines Agency, or EMEA, granted marketing approval of Vasovist for all 25 member states of the E.U. Schering AG, EPIX’s partner for Vasovist, began marketing Vasovist in Europe in the second quarter of 2006.

Reduction-in-Force
      As a result of the FDA’s second approvable letter regarding Vasovist, EPIX eliminated approximately 50% of its workforce in January 2006. The reductions affected both EPIX’s research and development and its general and administrative areas. Prior to the initial announcement on November 23, 2005 of EPIX’s intention to reduce its workforce, EPIX had 93 employees. Following the completion of the reduction, EPIX had approximately 49 employees.
      The workforce reduction resulted in a one-time charge of approximately $1.0 million, which was recognized in the fourth quarter of 2005. Pending any increases in spending associated with FDA-related activity with respect to Vasovist or any changes in spending that result from a transformative transaction, EPIX expects that the reductions in staff should reduce its projected use of cash in 2006 by approximately 30%, or $7 million, excluding non-recurring cash payments associated with the reduction. In 2005, EPIX had a cash burn of approximately $25 million. Several employees included in the reduction will terminate their employment later in 2006 as they complete work on important activities.
      Under this reorganization, EPIX plans to focus its resources primarily on the development of its lead product candidates, Vasovist and EP-2104R. Accordingly, EPIX has decided to cease work on the majority of its research projects related to imaging. EPIX continues to allocate resources to one high-priority research project.

EP-2104R
      EP-2104R entered Phase II clinical trials in April 2005. In July 2005, EPIX announced that it would be amending its Phase II proof-of-concept clinical trial protocols for EP-2104R to include additional patient safety monitoring based on a review by the FDA of observations from a 14-day, repeat dose pre-clinical toxicology study. EPIX believes that these observations, which were evident in both treated and untreated test animals, are not related to EP-2104R. The additional patient monitoring requested by the FDA in the Phase II trials has extended the timeline and increased the cost for EP-2104R development. Most recently, EPIX announced that it successfully accelerated the enrollment in the Phase II trials and completed these trials in the second quarter of 2006. EPIX further indicated that its has seen encouraging images, which may be indicative of EP-2104R’s potential utility for identifying patients at risk of acute thrombotic events, such as stroke.

Use of Gadolinium-Based Imaging Agents
      EPIX’s Vasovist and EP-2104R, both MRI contrast products, contain gadolinium. In May 2006, the Danish Medicines Agency announced that it was investigating a possible link between the use of Omniscan, an imaging agent containing gadolinium, and the development of a very rare skin disease in 25 patients with severely impaired renal function who had been administered the imaging agent. Although the Danish Medicines Agency stated that a causal relationship between Omniscan and the skin changes had not been documented, they are conducting further investigations with respect to all MRI contrast media containing gadolinium. Although EPIX has reviewed its safety databases for Vasovist and EP-2104R and has found no instances of this rare skin disease, its databases may be too small to show such an effect if it exists. In addition, the Danish Medicines Agency has asked for additional information on all drugs containing gadolinium by July 15, 2006. EPIX expects Schering AG, EPIX’s partner for Vasovist and EP-2104R, will respond to that request. EPIX has also received an informal inquiry from the FDA and intends to provide the FDA with the information requested.

Fibrin-Binding Therapeutic Program
      EPIX has completed proof-of-concept studies for its anticoagulant therapeutic program and intends to pursue the licensing of this technology to a larger therapeutic company for further development. For these tests, EPIX used a proprietary molecule derived from its patented technology and attached the molecule to the direct thrombin inhibitor melagatran, the active form of Exanta. Results from animal studies were mixed, with one model demonstrating positive results and one model generating significantly less positive data. EPIX believes that the combined information is sufficiently encouraging that a larger pharmaceutical company may be interested in evaluating the potential of this technology in next-generation anticoagulant and antithrombotic drugs. The fibrin-binding technology may allow for more specific targeting of these drugs, which in turn, may result in a reduced risk of the bleeding associated with anti-coagulation.

Schering AG
      In October 2005, EPIX announced that an amendment to the research collaboration agreement had been entered into with Schering AG. This amendment narrows the definition of the field of EPIX’s collaboration with Schering AG to exclude from the research collaboration certain specific types of imaging technology, including certain nanotechnology-based imaging agents. This research collaboration concluded in May 2006. EPIX is in discussions, and expects to continue discussions, with Schering AG regarding the disposition of the research products under this research collaboration.
      In June 2004, EPIX entered into a loan agreement with Schering AG which entitled EPIX to borrow up to $15.0 million from time to time. EPIX repaid the loan in full in October 2005, and in January 2006, EPIX terminated the loan agreement with Schering AG.
EPIX Technology
      EPIX’s product candidates are small molecule chelates, which are soluble metal-organic complexes, containing a magnetically active metal element, gadolinium, which elicits a strong MRI signal. EPIX has designed its product candidate molecules based on their chemical, pharmacological and biophysical attributes and profile. EPIX’s compounds must be safe, easily eliminated from the body, and display a useful distribution pattern in the body. At the same time, these agents must elicit the strongest possible effect on the local magnetic properties of tissue.
      EPIX develops chelates where one portion is engineered to bind to particular proteins in the body. This binding causes increased concentration and retention of the contrast agent in the specific tissues and fluids that contain the targeted molecules. The chemical structure of Vasovist, for example, is designed to bind selectively to albumin, the most common blood protein, which keeps the agent localized within the bloodstream for an extended period of imaging. In designing EP-2104R for use in imaging blood clots, EPIX has used phage display to select a family of highly specific peptides that bind to fibrin, the dominant protein inside clots, without binding to circulating plasma proteins, including fibrinogen, a similar but far less clot-specific protein in blood.
      The binding of a contrast agent to its receptor reduces the rate at which the agent rotates in solution. This reduced rotation rate leads to a complex magnetic effect whereby the agent’s signal-enhancing characteristics are substantially increased, resulting in a stronger signal during MRI scans. For Vasovist, binding to albumin results in an up to 10-fold increase in signal relative to non-specific gadolinium agents. EPIX also has technology for the synthesis of discrete, compact clusters of gadolinium chelates to increase the signal from a single targeting molecule. This involves the use of both chemistry and biophysics to maintain the signal-enhancing effect.
Product Candidates Under Development

Vasovist
      EPIX’s lead product candidate, Vasovist, is an injectable intravascular contrast agent designed to provide visual imaging of the vascular system through magnetic resonance angiography. EPIX believes that Vasovist-enhanced magnetic resonance angiography has the potential to improve the diagnosis of multiple diseases of the vascular system, including vascular disease outside the heart and diseases that affect the coronary arteries and reduce blood flow to the heart. EPIX’s initial target indication for Vasovist is for use in magnetic resonance angiography imaging of non-coronary vascular disease.
      In December 2003, EPIX submitted an NDA for Vasovist to the FDA and in June 2004, EPIX’s development partner Schering AG submitted a Marketing Authorization Application to the EMEA. In

January 2005, EPIX received an approvable letter from the FDA for Vasovist in which the FDA requested additional clinical trials prior to approval. In May 2005, EPIX submitted a response to the FDA approvable letter, which was accepted by the FDA as a complete response in June 2005. In November 2005, the FDA provided EPIX with a second approvable letter. The second approvable letter indicated that at least one additional clinical trial and a re-read of images obtained in certain previously completed Phase III trials will be necessary before the FDA could approve Vasovist. EPIX believes that these trials would require a substantial period of time to complete. No safety or manufacturing issues were raised in the second approvable letter. EPIX had a meeting with the FDA in January 2006 and April 2006 to discuss the path forward for Vasovist in the United States and EPIX is considering the parameters of additional clinical trials requested by the FDA. EPIX has decided to pursue an appeal of the second approvable letter, ask the FDA to approve Vasovist and to utilize an advisory committee as part of the appeal process.
      EPIX believes that Vasovist will significantly enhance the quality of MRI images and provide physicians with a minimally-invasive and cost-effective method for diagnosing vascular disease. EPIX also believes that Vasovist-enhanced magnetic resonance angiography has the potential to simplify the diagnosis of vascular disease. EPIX believes that Vasovist-enhanced magnetic resonance angiography will be a less invasive method of imaging a patient’s vascular anatomy for the evaluation of disease.
      The NDA EPIX submitted to the FDA for Vasovist is primarily based on a 780-patient Phase III clinical trial program designed to test the safety and efficacy of Vasovist for the imaging of peripheral vascular disease. Four Phase III trials were conducted to determine the efficacy of Vasovist-enhanced magnetic resonance angiography for the detection of vascular disease in the peripheral arterial system, including the aorta, iliac and femoral arteries of the legs, lower abdomen and pelvic regions, as well as in the renal arteries of the kidneys and in the pedal arteries of the feet. EPIX believes all four trials in the Phase III program for Vasovist met their prospectively-defined primary endpoints as specified in the clinical trial protocols. EPIX believes that an important feature of Vasovist is that it yielded a minimal number of uninterpretable magnetic resonance angiography images in the Phase III trials, while non-contrast magnetic resonance angiography produced a significantly higher rate of uninterpretable images.
      In both approvable letters related to the NDA for Vasovist, the FDA indicated that its principal questions surrounding the efficacy of Vasovist relate to the non-contrast magnetic resonance angiography comparator scans used in the Phase III trials and to the statistical treatment of uninterpretable scans. The Vasovist Phase III clinical trial protocol required investigators to use their institutional standard medical imaging practice for acquiring non-contrast magnetic resonance angiography comparator scans at each site. The FDA expressed concern that a uniform non-contrast magnetic resonance angiography imaging method was not used by all sites. The FDA requested, and EPIX provided, a series of analyses showing alternative statistical treatment of uninterpretable scans in the calculation of the sensitivity and specificity of both non-contrast and Vasovist-enhanced magnetic resonance angiography imaging methods in the Phase III trials. Eliminating the effects of uninterpretable scans completely from the sensitivity and specificity statistical calculation reduces the resultant efficacy improvements for Vasovist over non-contrast magnetic resonance angiography reported in the Phase III trials.
      In October 2005, the EMEA granted approval of Vasovist for all 25 member states of the E.U. Schering AG, EPIX’s partner for Vasovist, began marketing Vasovist in Europe in the second quarter of 2006.

EP-2104R
      EPIX is developing a second targeted contrast agent, EP-2104R, which is designed to illuminate and identify blood clots using MRI. Finding blood clots is of critical medical significance in the evaluation and diagnosis of patients with stroke, chest pain, heart attack, irregular heartbeat and clots in the lungs and legs. EPIX designed EP-2104R to bind reversibly to fibrin, the dominant protein found in clots. In pre-clinical studies, EP-2104R has been shown to enhance the ability of MRI to image clots throughout the vascular system. In 2004, EPIX completed Phase I clinical trials of EP-2104R in which the drug was well-tolerated in healthy volunteers.
      EP-2104R entered Phase IIa clinical trials in April 2005. In July 2005, EPIX announced that it would be amending its Phase IIa clinical trial protocols for EP-2104R to include additional patient safety monitoring based on observations by the FDA of data from a 14-day, repeat dose pre-clinical toxicology study. EPIX believes that the observations, which were evident in both treated and untreated groups, are not related to EP-2104R. The additional patient monitoring in the Phase IIa trials extended the timeline and increased the cost for EP-2104R development. These trials were completed in the second quarter of 2006.
      EPIX is encouraged by the quality of images it has seen in its Phase IIa trial and accordingly, EPIX has asked Schering AG to exercise its option to license to develop and market EP-2104R. The option, which would include payments to EPIX on the exercise of the option as well as based upon achievement of milestones and royalty payments based on future sales, is exercisable for a 90-day period which commences on the provision to Schering AG of a trial report following the conclusion of the Phase IIa clinical trial. EPIX expects Schering AG will decide whether or not to exercise its option in the third quarter of 2006. If Schering AG declines to exercise the option, the rights to EP-2104R would revert to EPIX.
Use of Vasovist with MRI and Magnetic Resonance Angiography Technology
      EPIX believes that there is significant clinical need for an FDA-approved highly accurate, minimally-invasive technology that can enhance MRI and that provides more comprehensive diagnostic information about the vascular system. EPIX believes that Vasovist-enhanced magnetic resonance angiography may facilitate several clinically valuable diagnostic procedures, particularly in diagnosing vascular disease.
      MRI is the imaging technology of choice for a broad range of applications, including brain tumors, knee injuries and disorders of the head, neck and spine. The use of MRI has grown steadily over the past 10 years in part due to its broader availability, improved imaging capabilities and the lack of radiation exposure to the patient. MRI is performed by placing a portion of the patient’s body in a magnetic field and applying safe, low-energy radio waves. The different organs and tissues in the body respond uniquely to the electromagnetic field within the MRI scanner, and these responses can be captured and converted into high-resolution three-dimensional images. When a contrast agent is used, it is injected into a vein in the patient’s arm prior to an MRI exam to amplify the signal from the anatomical structure that is being imaged. MRI scanners are characterized by the strength of the magnetic field they generate. Typical MRI scanners, those most commonly found in hospitals, generate a relatively strong magnetic field and therefore require significant infrastructure for installation. Low-field scanners, whose magnetic fields are less than one-third the strength of traditional scanners, are often found in non-hospital settings due to their relatively low cost and infrastructure requirements. The trade-off for low-field MRI scanners is that a decrease in the strength of the magnetic field results in a decrease in the MRI signal detected, which typically results in reduced image quality.
      While MRI is currently used extensively to image many organs and tissues in the body, its use in imaging the vascular system has been limited. Currently-available MRI contrast agents are not optimal for imaging many vascular beds due to the rapid leakage of the injectable contrast agent from the vascular system into the surrounding tissue as well as rapid excretion from the body, resulting in only approximately 30 to 60 seconds for the imaging of a limited vascular area. As a result of this rapid clearance from the vascular system, the time available to image blood vessels with these contrast agents is too short to obtain the high resolution images of multiple vascular regions desired for broad clinical application. In addition, performance of magnetic resonance angiography using currently approved contrast agents generally requires specialized equipment and specially trained staff. None of the currently available MRI contrast agents are approved by the FDA for use in magnetic resonance angiography.
      While the use of magnetic resonance angiography is expanding among experts, its major application has been in the head and neck and it has not had a significant impact on the diagnosis of vascular disease to date, with the exception of arterial studies of the head and neck. Non-contrast magnetic resonance angiography exams of the vascular system, which image blood flow, are often ineffective when used in patients with vascular disease because of the minimal blood flow or turbulent blood flow associated with this condition. Even for the imaging of the carotid arteries in the neck, where non-contrast, flow-based magnetic resonance angiography has had some clinical impact, the lack of direct anatomic data limits the ability of magnetic resonance angiography to provide a quantitative measurement of stenosis required for accurate diagnosis. magnetic resonance angiography exams using existing general-use contrast agents are limited by the rapid diffusion of the agents out of the vascular system, which reduces the time during which an image can be acquired. Consequently, many experts believe MRI contrast agents that remain in the bloodstream for extended periods of time will be necessary to attain widespread use of MRI to image the vascular system.
      Vasovist is specifically designed to improve the quality of magnetic resonance images of the arteries and veins and to provide physicians with a high resolution method for diagnosing vascular disease. Vasovist is a small molecule that produces an MRI signal because of the presence of gadolinium, a magnetically active element favored by clinicians for enhancing magnetic resonance images. Using standard MRI techniques, Vasovist-enhanced magnetic resonance angiography produces a strong magnetic signal, resulting in bright images of the blood against the dark background of surrounding tissue. Because of its affinity for serum albumin, Vasovist remains at high concentrations in the bloodstream throughout an MRI exam, providing the extended period, approximately 60-minutes, of imaging time and signal strength required to obtain a high resolution image of multiple regions of the vascular system. Like most currently available general use MRI contrast agents, Vasovist is designed to be safely eliminated from the body through the kidneys over time. In clinical trials of renally-compromised patients, Vasovist appeared safe and well tolerated, a potentially important feature given the inherent risks of X-ray contrast agents used in X-ray angiography.
      EPIX believes that Vasovist, by providing a longer imaging window, allowing visualization of multiple arterial beds and making magnetic resonance angiography easier to perform, has the potential to become the preferred contrast agent for a significant portion of magnetic resonance angiographies currently performed with general use contrast agents. Unlike most currently available general use MRI contrast agents, which are non-specific and rapidly clear out of the arteries and veins, Vasovist is designed to bind reversibly to albumin, the most common protein in the blood. Because of its affinity for albumin, Vasovist has an enhanced effect on the magnetic properties of the blood and remains at relatively stable concentrations in the bloodstream throughout the MRI exam and, therefore, provides the image acquisition time and signal strength needed to obtain high resolution images of the vascular system. These images are intended to provide sufficient anatomical detail for definitive diagnosis and surgical planning. Accordingly, EPIX believes that Vasovist-enhanced magnetic resonance angiography has the potential to replace a significant portion of the conventional diagnostic X-ray angiograms performed each year.
      Atherosclerosis is one of the most common forms of vascular disease. This condition refers to the accumulation of fatty plaques in the inner lining of blood vessels, resulting in a thickening of affected vessels. As the disease progresses, the arteries can become weakened or increasingly narrowed, thereby reducing blood flow to vital organs, including the heart and brain. Clinicians have also begun to realize the importance of characterizing atherosclerotic plaques once they have been identified. Even in arteries where significant narrowing has not yet occurred, vulnerable plaques may rupture, causing a blood clot to form, which can result in heart attack, stroke and death. EPIX believes that the ability to characterize plaques may allow physicians to identify those regions of vascular disease that present the most immediate threat to patients’ health and that Vasovist will aid in the evaluation of the disease.
      EPIX believes that Vasovist, coupled with anticipated advances in software and hardware for MRI equipment, will enable physicians to use MRI to perform a minimally-invasive, integrated cardiac exam for the diagnosis of coronary artery disease. Such a procedure would be designed to provide information on coronary artery anatomy, including location of arterial blockages as well as cardiac perfusion and cardiac function data, in one sitting early in the diagnostic work-up. Because the procedure is intended to provide physicians with more comprehensive diagnostic information at an earlier stage of the diagnostic work-up, physicians would be able to make a more informed diagnosis and therefore arrange for appropriate patient treatment sooner than would otherwise be possible, thereby potentially achieving better patient outcomes at a lower cost. EPIX believes that over half of the patients in the United States who enter the diagnostic pathway for coronary artery disease each year could be candidates for such an integrated cardiac exam.
      EPIX believes Vasovist-enhanced magnetic resonance angiography will find significant clinical utility beyond the diagnosis of vascular disease. Because of its potential for high-resolution imaging of the vasculature, Vasovist may be useful in diagnosing several conditions involving damaged or abnormal microvessels, such as cancer. In addition, as it is targeted to albumin, Vasovist-enhanced magnetic resonance angiography may play a role in diagnosing conditions which result in regions of atypical albumin concentration, such as inflammation due to infection or due to rheumatoid diseases, such as arthritis or lupus.
Strategic Alliances and Collaborations

Schering AG
      In June 2000, EPIX entered into a strategic collaboration agreement for Vasovist pursuant to which EPIX granted Schering AG an exclusive license to co-develop and market Vasovist worldwide, excluding Japan. In December 2000, EPIX amended this strategic collaboration agreement to grant to Schering AG the exclusive rights to develop and market Vasovist in Japan. Generally, each party to the agreement will share equally in Vasovist costs and profits. Under the agreement, EPIX will assume responsibility for completing clinical trials and filing for FDA approval in the United States and Schering AG will lead clinical and regulatory activities for the product outside the United States. In addition, EPIX granted Schering AG an exclusive option to develop and market an unspecified vascular MRI blood pool agent from EPIX’s product pipeline. In connection with this strategic collaboration and the amendment to EPIX’s strategic collaboration agreement with Tyco/ Mallinckrodt, as further described below, Schering AG paid EPIX an up-front fee of $10.0 million, which EPIX then paid to Tyco/ Mallinckrodt. Under the agreement, Schering AG also paid EPIX $20.0 million in exchange for shares of EPIX’s common stock through its affiliate, Schering AG Berlin Venture Corporation, or Schering AG BV. EPIX may receive up to an additional $28.8 million in milestone payments under the strategic collaboration agreement, of which $5.5 million has been paid to date and up to an additional $1.3 million may be earned upon U.S. product approval. Following commercial launch of Vasovist, EPIX will also be entitled to receive a royalty on products sold outside the United States and a percentage of Schering AG’s operating profit margin on products sold in the United States.
      Also, under the strategic collaboration agreement with Schering AG, EPIX has options to acquire certain participation rights with respect to two of Schering AG’s MRI imaging products currently in clinical trials, SHU555C and Gadomer. EPIX is currently entitled to exercise the option for SHU555C on a region-by-region basis for payments which aggregate approximately $20 million. If EPIX exercises the SHU555C option, it will enter into a definitive agreement with Schering AG with respect to SHU555C, pursuant to which Schering AG will be responsible for the conduct of all development, marketing and sales activities in connection with SHU555C in return for a royalty on the sales of product. The SHU555C option will expire in the second quarter of 2007. EPIX will be entitled to exercise the option for Gadomer on a region-by-region basis for payments which aggregate approximately $10 million after Schering AG meets certain clinical milestones, and EPIX will have 120 days to exercise the option after it becomes exercisable. If EPIX exercises the Gadomer option, it will enter into a definitive agreement with Schering AG with respect to Gadomer, pursuant to which EPIX will share development costs incurred from the date of the option exercise, as well as profits, equally with Schering AG and EPIX will be obligated to make milestone payments to Schering AG aggregating approximately $20 million.
      Under the terms of the strategic collaboration agreement for Vasovist, either party may terminate the agreement upon thirty days notice if there is a material breach of the contract. In addition, Schering AG may terminate the agreement at any time on a region-by-region basis or in its entirety, upon six months written notice to EPIX; and EPIX may terminate the agreement with respect to development of Vasovist in the E.U. at any time upon 90 days written notice to Schering AG, if Schering AG has failed to meet its obligations in connection with the regulatory approval of Vasovist in the E.U.
      In May 2003, EPIX announced a broad alliance with Schering AG for the discovery, development and commercialization of molecularly-targeted contrast agents for MRI. The alliance is composed of two areas of collaboration, with one agreement providing for exclusive development and commercialization collaboration for EP-2104R, EPIX’s product candidate for the detection of thrombus, as well as any other product candidate that EPIX and Schering AG determine to develop for detection of thrombus using MRI, and the second agreement covering an exclusive research collaboration to discover novel compounds for diagnosing human disease using MRI. Under the first agreement, Schering AG has an option to the late stage development and worldwide marketing rights for EP-2104R, other thrombus imaging agents and for all development candidates emerging from the MRI research collaboration. The option, which would include payments to EPIX on the exercise of the option as well as based upon achievement of milestones and royalty payments based on future sales, is exercisable for a 90-day period which commences on the provision to Schering AG of a trial report following the conclusion of the Phase IIa clinical trial. EPIX expects that Schering will determine whether to exercise the EP-2104R option in the third quarter of 2006. If Schering AG declines to exercise the option, the rights to EP-2104R would revert to EPIX. The second agreement related to the broader research collaboration expires in May 2013 but the on-going research jointly pursued under the research collaboration agreement concluded in May 2006.
      Under the terms of the EP-2104R agreement, EPIX is responsible for execution of a clinical feasibility program in humans. At the end of the feasibility program, Schering AG may exercise an option to develop and commercialize EP-2104R under which Schering AG will receive an exclusive, worldwide license for EP-2104R and become responsible for all further development, manufacturing, marketing and sales. Schering AG made fixed payments to EPIX totaling approximately $9.0 million to cover EPIX’s expenditures in the feasibility program. In addition, if Schering AG exercises its option to develop and commercialize EP-2104R, Schering AG will pay EPIX up to $15.0 million in additional payments upon the occurrence of certain development and commercial events as well as royalties on sales attributable to the EP-2104R development effort. The royalty rate will depend on the level of annual net sales. In addition to funding for EPIX’s feasibility program and milestone and base royalty payments, EPIX has the right to increase its royalty rate by paying to Schering AG a portion of the costs of clinical development.
      Under the terms of the MRI three-year joint research agreement, EPIX and Schering AG have exclusively combined EPIX’s existing research programs in the field of diagnosing human disease using MRI to discover novel MRI product candidates for clinical development. Schering AG funds a portion of EPIX’s related personnel costs and third-party research costs of up to $2.0 million per annum. Also under the MRI research agreement, Schering AG has the first 90-day option to obtain exclusive, worldwide rights for the product candidates and, upon exercising the option, would become responsible for all future development, manufacturing, marketing and sales. EPIX would receive a base royalty on net sales with the option to increase the royalty by participating in development funding. If Schering AG does not exercise its option, EPIX may license the product to a third party and Schering AG would receive a base royalty on net sales and milestone payments.
      In October 2005, EPIX announced that an amendment to the research collaboration agreement had been entered into with Schering AG. This amendment narrows the definition of the field of EPIX’s collaboration with Schering AG to exclude from the research collaboration certain specific types of imaging technology, including certain nanotechnology-based imaging agents. This research collaboration concluded in May 2006. EPIX is in discussions, and expects to continue discussions, with Schering AG regarding the disposition of the research products under this research collaboration.
      In May 2003, EPIX entered into a loan agreement with Schering AG which entitled EPIX to borrow up to $15.0 million from time to time. EPIX repaid the loan in full in October 2005 and in January 2006, it terminated the loan agreement with Schering AG.
      On May 8, 2000, EPIX granted to Schering AG a worldwide, royalty-bearing license to patents covering Schering AG’s development project, Primovist, an MRI contrast agent for imaging the liver,

approved in the E.U. in 2004. Under this agreement, Schering AG is required to pay EPIX royalties based on sales of products covered by this agreement. This agreement expires upon the last-to-expire patent covered by the agreement unless terminated earlier by either party because of the material breach of the agreement by the other party. Also on May 8, 2000, Schering AG granted EPIX a non-exclusive, royalty-bearing license to certain of its Japanese patents. EPIX agreed to withdraw its invalidation claim of Schering AG’s Japanese patent 1,932,626 in the Japanese Patent Office pursuant to this license agreement. Under this agreement, EPIX is required to pay Schering AG royalties based on sales of products covered by this agreement. This agreement expires upon the last-to-expire patent covered by the agreement unless terminated earlier by either party because of the material breach of the agreement by the other party. See “Contractual Disputes” for a further discussion of this license agreement. Schering AG had been an opposing party in EPIX’s European patent case prior to the licensing agreement. On May 9, 2000, the Opposition Division of the European Patent Office maintained EPIX’s European patent in a slightly amended form. The patent is owned by Massachusetts General Hospital, or MGH, and is exclusively licensed to EPIX. The remaining opposing parties initially elected to appeal the May 9, 2000 decision. However, in September 2001, EPIX settled this patent dispute with the opposing parties by entering into a non-exclusive royalty bearing license agreement with Bracco. See “Contractual Disputes” for further discussion of this settlement.

Tyco/ Mallinckrodt
      In June 2000, in connection with the exclusive license that EPIX granted to Schering AG, EPIX amended its strategic collaboration with Tyco/ Mallinckrodt to grant Tyco/ Mallinckrodt a non-exclusive, worldwide license to manufacture Vasovist for clinical development and commercial use in accordance with a manufacturing agreement entered into in June 2000 between Tyco/ Mallinckrodt and Schering AG, and to enable EPIX to license certain technology from Tyco/ Mallinckrodt which allowed EPIX to enter into the strategic collaboration agreement with Schering AG described above. In connection with this amendment, EPIX paid Tyco/ Mallinckrodt an up-front fee of $10.0 million and is obligated to pay up to an additional $5.0 million in milestone payments, of which $2.5 million was paid following NDA filing in February 2004 and $2.5 million will be paid upon U.S. product approval. EPIX will also pay Tyco/ Mallinckrodt a share of its Vasovist operating profit margins in the United States and a percentage of the royalty that EPIX receives from Schering AG on Vasovist gross profits outside the United States.

Daiichi
      In March 1996, EPIX entered into a development and license agreement with Daiichi pursuant to which EPIX granted Daiichi an exclusive license to develop and commercialize Vasovist in Japan. Under this arrangement, Daiichi assumed primary responsibility for clinical development, regulatory approval, marketing and distribution of Vasovist in Japan. EPIX retained the right and obligation to manufacture Vasovist for development activities and commercial sale under the agreement. In December 2000, EPIX reacquired the rights to develop and commercialize Vasovist in Japan from Daiichi. Under the terms of this reacquisition agreement with Daiichi, EPIX agreed to pay Daiichi a total amount of $5.2 million, of which EPIX paid $2.8 million in January 2001 and $2.4 million in December 2003. Daiichi will also receive a royalty from EPIX based on net sales of Vasovist in Japan. Simultaneously with EPIX’s reacquisition from Daiichi of the Vasovist development and marketing rights in Japan, EPIX assigned these rights to Schering AG as described above.

Massachusetts General Hospital
      In July 1995, EPIX entered into a license agreement with MGH pursuant to which MGH has granted EPIX an exclusive worldwide license to the patents and patent applications which relate to Vasovist. The MGH license imposed certain due diligence obligations with respect to the development of products covered by the license, all of which have been fulfilled to date. The MGH license requires EPIX to pay royalties on its net sales of products covered by this license, including Primovist, MultiHance and Vasovist. EPIX has paid MGH an aggregate of less than $500,000 in royalty payments, primarily related to the sale of Primovist and MultiHance, through the first quarter of 2006 under this license agreement. The license agreement expires on a country-by-country basis when the patents covered by the license agreement expire. For example, the patents covered by this license agreement are currently expected to expire in November 2006, although the life of these patents may be extended. The license agreement does not contain a renewal provision. EPIX believes that the expiration of these patents does not compromise its proprietary position with respect to Vasovist because Vasovist is covered by composition of matter patents independent of its license with MGH, which extend into 2015 in the United States, although the life of these patents may be extended.

Prince
      In November 2003, EPIX entered into an intellectual property agreement with Dr. Martin R. Prince, an early innovator in the field of magnetic resonance angiography relating to “dynamic” magnetic resonance angiography, which involves capturing magnetic resonance angiography images during the limited time, typically 30 to 60 seconds, available for imaging with extracellular agents. Under the terms of the intellectual property agreement, Dr. Prince granted EPIX certain discharges, licenses and releases in connection with the historic and future use of Vasovist by EPIX and agreed not to sue EPIX for intellectual property infingement related to the use of Vasovist. In consideration of Dr. Prince entering into the agreement, EPIX agreed to pay him an upfront fee of $850,000 and royalties on sales of Vasovist consistent with a non-exclusive early stage academic license and agreed to deliver to him 132,000 shares of EPIX’s common stock with a value of approximately $2.3 million based on the closing price of EPIX’s common stock on the date of the agreement. In addition, EPIX agreed to supply Dr. Prince with approximately $140,000 worth of Vasovist.
Competition
      The healthcare industry is characterized by extensive research efforts and rapid technological change and there are several companies that are working to develop products similar to EPIX’s products. However, there are a number of general use MRI agents approved for marketing in the United States and in certain foreign markets that, if used or developed for magnetic resonance angiography, are likely to compete with Vasovist. Such products include Magnevist and Gadovist by Schering AG, Dotarem by Guerbet, S.A., Omniscan by GE Healthcare, ProHance and MultiHance by Bracco and OptiMARK by Tyco/ Mallinckrodt. EPIX is aware of five agents under clinical development that have been or are being evaluated for use in magnetic resonance angiography: Schering AG’s Gadomer and SHU555C, Guerbet’s Vistarem, Bracco’s B-22956/1, Ferropharm’s Code VSOP-C184, and Advanced Magnetics’ Ferumoxytol. EPIX is aware of no MRI contrast agent other than EPIX’s prototype being developed for use in imaging blood clots. EPIX cannot assure you that its competitors will not succeed in the future in developing products that are more effective than any that EPIX is developing. EPIX believes that its ability to compete in developing MRI contrast agents depends on a number of factors, including the success and timeliness with which it completes FDA trials, the breadth of applications, if any, for which its products receive approval, and the effectiveness, cost, safety and ease of use of its products in comparison to the products of its competitors.
      In addition to competition within the MRI field, EPIX also faces competition from other imaging technologies, including CT scans, ultrasounds, and X-ray scans. EPIX success will depend on physician acceptance of MRI as a primary imaging modality for certain vascular and other applications.
Patents and Proprietary Rights
      EPIX considers the protection of its proprietary technologies to be material to its business prospects. EPIX pursues a comprehensive patent program in the United States and in other countries where it believes that significant market opportunities exist. EPIX owns or has exclusively licensed patents and patent applications related to its core technologies.

      EPIX’s patents and patent applications relating to its technology and products include the following:

•	Two U.S. patents exclusively licensed from MGH which expire in 2006 in the United States (U.S. Patents 4,899,755 and 4,880,008) as well as their cognate patents in certain foreign countries, including EPO 222,886. This patent has been extended through Supplementary Protection Certificates for Primovist through May 2011 in certain European countries. These patents generally relate to MRI signal generation technology, albumin binding with metal chelates and liver targeting metal chelates, and U.S. Patent 4,880,008 relates to Primovist and MultiHance, for which EPIX receives a royalty on sales, and Vasovist.

•	Eight U.S. patents owned by EPIX as well as their cognate patents and applications in certain foreign countries which relate to Vasovist:

•	U.S. Patent 5,919,967, “Process for Synthesizing Phosphodiesters” (granted July 6, 1999; expires April 11, 2017);

•	U.S. Patent 6,548,044, “Imaging Sexual Response” (granted April 15, 2003; expires November 21, 2020);

•	U.S. Patent 6,549,798, “Magnetic Resonance Angiography Data” (granted April 15, 2003; expires February 7, 2021);

•	U.S. Patent 6,676,929, “Diagnostic Imaging Contrast Agents With Extended Blood Retention” (granted January 13, 2004; expires February 1, 2015; however, the USPTO has indicated that the patent is entitled to 114 days of patent term adjustment);

•	U.S. Patent 6,861,045, “Contrast-enhanced diagnostic imaging method for monitoring interventional therapies” (granted March 1, 2005; expires October 2, 2017; however the USPTO has indicated that the patent is entitled to 424 days of patent term adjustment);

•	U.S. Patent 6,925,321, “Magnetic Resonance Angiography Data” (granted August 2, 2005; expires February 7, 2021);

•	U.S. Patent 6,969,507, “Imaging Sexual Response” (granted November 29, 2005; expires November 21, 2020; however the USPTO has indicated that the patent is entitled to 117 days of patent term adjustment); and

•	U.S. Patent 7,011,815, “Diagnostic Imaging Contrast Agents with Extended Blood Retention” (granted March 14, 2006; expires February 1, 2015).

•	Four U.S. patents owned by EPIX as well as their cognate patents and applications in certain foreign countries which relate to EP-2104R or other EPIX research projects:

•	U.S. Patent 5,582,814, “Contrast Agents for Diagnostic Imaging” (granted December 10, 1996; expires April 15, 2014);

•	U.S. Patent 6,652,835, “Targeting Multimeric Imaging Agents Through Multilocus Binding” (granted November 25, 2003; expires July 28, 2020);

•	U.S. Patent 6,709,646, “Bioactivated Diagnostic Imaging Contrast Agents” (granted March 23, 2004; expires March 25, 2017; however, the USPTO has indicated that the patent is entitled to 99 days of patent term adjustment); and

•	U.S. Patent 6,991,775, “Peptide-based multimeric targeted contrast agents” (granted January 31, 2006; expires July 30, 2022).

•	Twenty-three U.S. utility applications in prosecution as well as their cognate applications in certain foreign countries and five provisional utility applications. Some of these relate to MRI, Vasovist and methods of use, EP-2104R and methods of use, and others to therapeutics and methods of use.

      Some of EPIX’s patents related to Vasovist will expire in 2006. Other patents related to Vasovist will not expire until 2015. Protection for Vasovist manufacturing processes in the United States will not expire until 2017. Patents related to certain methods of using Vasovist will not expire until 2021. EPIX plans to apply for patent term extension on one of the patents or patent applications described above under the Hatch/ Waxman provisions, which may extend the term of EPIX’s patent protection.
      A patent related to EP-2104R will not expire until 2022. If all of EPIX’s pending patent applications issue with claims substantially similar to those currently set forth in such applications, further patent protection for EP-2104R may not expire until 2022.
Contractual Disputes
      EPIX has received various payments, including royalties on a quarterly basis, pursuant to a license with Bracco. In December 2004, EPIX learned from Bracco that Bracco was asserting that it had overstated non-U.S. royalties to EPIX for the period 2001 to 2004 and that it would offset the amount of the overstatement against its royalty payments to EPIX, including those triggered by FDA approval of MultiHance in the United States. EPIX has challenged Bracco’s underpayment, its right to recalculate previous royalties under EPIX’s license agreement and the substance of its restatements and are in discussions with Bracco regarding the resolution of this dispute.
      On May 8, 2000, EPIX granted to Schering AG a worldwide royalty-bearing license to EPIX’s patents covering Schering AG’s development project, Primovist, an MRI contrast agent for imaging the liver, approved in the E.U. in 2004. Also on May 8, 2000, Schering AG granted EPIX a non-exclusive royalty-bearing license to its Japanese Patent Nos. 1,932,626 and 1,968,413, and its Japanese Application corresponding to PCT Intl. Pub. No. WO99/16474. EPIX has agreed to withdraw its invalidation claim of Schering AG’s Japanese Patent No. 1,932,626 in the Japanese Patent Office pursuant to this license agreement. As a result of the settlement and license agreements with Bracco and Schering AG, apart from EPIX’s royalty dispute with Bracco, EPIX is not aware of any legal actions involving this patent family.
Manufacturing
      EPIX does not have, nor does it currently have plans to develop, full-scale manufacturing capability for Vasovist. Schering AG is responsible for the manufacture of Vasovist. Schering AG relies on Tyco/ Mallinckrodt as the sole manufacturer of Vasovist for human clinical trials and commercial use. Together with Schering AG, EPIX is considering alternative manufacturing arrangements for Vasovist for commercial use, including the transfer of manufacturing to Schering AG. In the event that Tyco/ Mallinckrodt fails to fulfill its manufacturing responsibilities satisfactorily, Schering AG has the right to purchase Vasovist from a third party or to manufacture the compound itself.
Government Regulation
      The manufacture and commercial distribution of pharmaceuticals are subject to extensive governmental regulation in the United States and other countries. Pharmaceuticals, including contrast-imaging agents for use with MRI, are regulated in the United States by the FDA under the Food, Drug and Cosmetic Act, or FD&C Act, and require FDA approval prior to commercial distribution. Pursuant to the FD&C Act, pharmaceutical manufacturers and distributors must be registered with the FDA and are subject to ongoing FDA regulation, including periodic FDA inspection of their facilities and review of their operating procedures. Both before and after approval, noncompliance with applicable requirements can result in failure to receive approval, withdrawal of approval, total or partial suspension of production, fines, injunctions, civil penalties, recalls or seizure of products and criminal prosecution, each of which would have a material adverse effect on EPIX’s business, financial conditions and results of operations.
      In order to undertake clinical trials and market pharmaceutical products for diagnostic or therapeutic use in humans, the procedures and safety standards established by the FDA and comparable agencies in foreign countries must be followed. In the United States, a company seeking approval to market a new pharmaceutical must obtain FDA approval of an NDA. The steps required before a drug may be marketed in the United States include:

•	performance of pre-clinical laboratory and animal studies;

•	submission to the FDA of an application for an investigational new drug application, or IND, which must become effective before human clinical trials may commence;

•	completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the pharmaceutical for its intended use;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance; and

•	FDA review and approval of the NDA.
      Pre-clinical studies include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product and its formulation. The results of the pre-clinical studies and the protocol for the proposed clinical trial are submitted to the FDA as part of an IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the clinical trials outlined in the IND. In that case, the IND is placed on clinical hold and the sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol together with information about the clinical investigators who will perform the studies and the institutions at which the trials will be performed are submitted to the FDA as part of the IND.
      An institutional review board, at each institution at which the trial will be conducted will also be asked by the principal investigator at that institution to approve, according to FDA regulations governing institutional review boards, the trials that will be performed at that institution. Institutional review boards will consider, among other things, ethical factors, the protection of human subjects and the possible liability of the institution and the adequacy of the informed consent.
      Clinical trials under the IND are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the pharmaceutical into humans, the pharmaceutical is tested for safety, dosage tolerance, metabolism, distribution, excretion and clinical pharmacology in healthy adult subjects. Imaging agents may also be subject to additional Phase I trials under which an agent’s imaging characteristics in humans are first evaluated. Phase II involves a detailed evaluation of the safety and efficacy of the agent in a range of doses in patients with the disease or condition being studied. Phase III clinical trials typically consist of evaluation of safety and efficacy in a larger patient population and at more institutions.
      Assuming successful completion of the required clinical testing, the results of the pre-clinical studies and clinical trials, together with other detailed information, including information on the manufacture of the drug, are submitted to the FDA in the form of a new drug application, or NDA, requesting approval to market the product for one or more indications. During the review period for the NDA, an FDA advisory committee may be asked to review and evaluate the application and provide recommendations to the FDA about approval of the pharmaceutical. In addition, the FDA will usually inspect the facility at which the pharmaceutical is manufactured to assess compliance with current good manufacturing practices, or cGMP, and other applicable regulations. Failure of a manufacturer to comply or come into compliance with cGMP requirements could significantly delay FDA approval of the NDA.
      After an NDA is approved, a company would continue to be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experience from the use of the agent, restrictions on promotion and advertising and other requirements imposed by the FDA.

FDA regulations also require FDA approval of an NDA supplement for certain changes if they affect the safety and efficacy of the pharmaceutical, including, but not limited to, new indications for use, labeling changes, the use of a different facility to manufacture, process or package the product, changes in manufacturing methods or quality control systems and changes in specifications for the product. If the FDA determines that the NDA and the manufacturing facilities are acceptable, the FDA will issue an approval letter. If the FDA determines the application or manufacturing facilities are not acceptable, the FDA will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested information, the FDA ultimately may decide that the NDA does not satisfy the regulatory criteria for approval. EPIX’s failure to receive approval of an NDA supplement could have a material adverse effect on its business, financial condition and results of operations.
      EPIX is and may be subject to regulations under state and federal law regarding occupational safety, laboratory practices, handling of chemicals, environmental protection and hazardous substance control. EPIX also will be subject to existing present and possible future local, state, federal and foreign regulation. Approval and marketing of pharmaceutical products outside of the United States are subject to regulatory requirements that vary widely from country to country. The time required to obtain regulatory approval from comparable regulatory agencies in each foreign country may be longer or shorter than that required for FDA approval. In addition, in certain foreign markets EPIX may be subject to governmentally mandated prices for its products.
      Regulations regarding the approval, manufacture and sale of EPIX’s product candidates are subject to change. EPIX cannot predict what impact, if any, such changes might have on its business, financial condition or results of operations.
      EPIX’s research, development and manufacturing processes require the use of hazardous substances and testing on certain laboratory animals. As a result, EPIX is also subject to federal, state, and local laws, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and waste as well as the use of and care of laboratory animals. These laws and regulations are all subject to change. EPIX cannot predict what impact, if any, such changes might have on its business, financial condition or results of operations.
Reimbursement
      EPIX expects that sales volumes and prices of its products will be dependent in large measure on the availability of reimbursement from third-party payors and that individuals seldom would be willing or able to pay directly for all the costs associated with procedures which in the future may incorporate the use of EPIX’s products. EPIX expects that when approved for sale in the United States, its products will be purchased by hospitals, clinics, doctors and other users that bill various third-party payors, such as Medicare, Medicaid and other government insurance programs, and private payors including indemnity insurers, Blue Cross Blue Shield plans and managed care organizations, such as health maintenance organizations. Most of these third-party payors provide coverage for MRI for some indications when it is medically necessary, but the amount that a third-party payor will pay for MRI may not include a separate payment for a contrast imaging agent that is used with MRI. Reimbursement rates vary depending on the procedure performed, the third-party payor, the type of insurance plan and other factors.
      Many third-party payors in the United States, including governmental payors such as the Centers for Medicare and Medicaid Services carefully review and increasingly challenge the prices charged for procedures and medical products. In the past few years, the amounts paid for radiology procedures in particular have come under careful scrutiny and have been subject to decreasing reimbursement rates.
      In foreign markets, reimbursement is obtained from a variety of sources, including governmental authorities, private health insurance plans and labor unions. In most foreign countries, there are also private insurance systems that may offer payments for alternative therapies. Although not as prevalent as in the United States, health maintenance organizations are emerging in certain European countries.

      With respect to certain of EPIX’s products, including Vasovist and, should Schering AG exercise its license option, EP-2104R, Schering AG is responsible for obtaining and maintaining reimbursement.
Employees
      As of May 15, 2006, EPIX employed 44 full-time employees, including 28 employees who are primarily engaged in research and development activities and 16 employees who are primarily engaged in general and administrative activities. EPIX believes that its relations are good with its employees. None of EPIX’s employees are a party to a collective bargaining agreement. On December 31, 2005, EPIX employed approximately 96 persons on a full-time basis, which was subsequently lowered following the reduction in force described above.
Research and Development
      During the years ended December 31, 2005, 2004 and 2003, EPIX incurred research and development expenses of approximately $20.8 million, $21.9 million and $28.0 million, respectively.
Legal Proceedings
      From time to time in the ordinary course of business, EPIX is subject to various claims, charges and litigation. In January 2005, a securities class action was filed in U.S. District Court for the District of Massachusetts against EPIX and certain of its officers on behalf of persons who purchased EPIX common stock between July 10, 2003 and January 14, 2005. The complaint alleged that EPIX and the other defendants violated the Securities Exchange Act of 1934, as amended, by issuing a series of materially false and misleading statements to the market throughout the class period, which statements had the effect of artificially inflating the market price of EPIX’s securities. In January 2006, the U.S. District Court for the District of Massachusetts granted EPIX’s Motion to Dismiss for Failure to Prosecute the shareholder class action lawsuit against EPIX. The dismissal without prejudice was granted after a hearing, which dismissal does not prevent another suit to be brought based on the same claims.

EPIX MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion of EPIX’s financial condition and results of operations in conjunction with EPIX’s consolidated financial statements and the related notes included elsewhere in this joint proxy statement/ prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this joint proxy statement/ prospectus, EPIX’s actual results may differ materially from those anticipated in these forward-looking statements.
Overview
      EPIX Pharmaceuticals, Inc. discovers and develops innovative pharmaceuticals for imaging that are designed to transform the diagnosis, treatment and monitoring of disease. EPIX uses EPIX’s proprietary Target Visualization Technology to create imaging agents targeted at the molecular level. These agents are designed to enable physicians to use magnetic resonance imaging, or MRI, to obtain detailed information about specific disease processes. MRI has been established as the imaging technology of choice for a broad range of applications, including the identification and diagnosis of a variety of medical disorders. MRI is safe, relatively cost-effective and provides three-dimensional images that enable physicians to diagnose and manage disease in a minimally invasive manner.
      EPIX is currently developing two products for use in MRI to improve the diagnosis of multiple diseases involving the body’s arteries and veins, collectively known as the vascular system: Vasovist, EPIX’s novel blood-pool contrast agent for use in magnetic resonance angiography, which was approved for marketing in all 25 member states of the E.U. in October 2005; and EP-2104R for detecting human thrombi, or blood clots, using MRI. EPIX has entered into various partnership agreements with Schering AG with respect to both Vasovist and EP-2104R. In addition, EPIX has active research programs with respect to products for diagnostic imaging and therapeutic uses.
Critical Accounting Policies and Estimates
      The discussion and analysis of EPIX’s financial condition and results of operations is based on EPIX’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires EPIX to make estimates and judgments that affect EPIX’s reported assets and liabilities, revenues and expenses, and other financial information. Actual results may differ significantly from the estimates under different assumptions and conditions.
      EPIX’s significant accounting policies are more fully described in Note 2 of EPIX’s Financial Statements for the year ended December 31, 2005. Not all significant accounting policies require management to make difficult, subjective or complex judgments or estimates. EPIX believes that EPIX’s accounting policies related to revenue recognition, research and development and employee stock compensation, as described below, require “critical accounting estimates and judgments.”

Revenue Recognition
      EPIX recognizes revenues from non-refundable license fees and milestone payments not specifically tied to a separate earnings process ratably over the period during which EPIX has substantial continuing obligations to perform services under the contract. When milestone payments are specifically tied to a separate earnings process, revenue is recognized when the specific performance obligations associated with the payment are completed. When the period of deferral cannot be specifically identified from the contract, EPIX estimates the period of deferral based upon EPIX’s obligations under the contract. EPIX continually reviews these estimates and, if any of these estimates change, adjustments are recorded in the period in which they become reasonably estimable. These adjustments could have a material effect on EPIX’s results of operations.

      With respect to payments received from Schering AG in connection with the Vasovist development program, EPIX recognizes product development revenue at the time EPIX performs research and development activities, for which Schering AG is obligated to reimburse us. Product development revenues from Schering AG are recorded net of EPIX’s portion of Schering AG’s actual or most recent estimate of its Vasovist research and development costs.
      EPIX recognizes product development revenue from Schering AG for the EP-2104R feasibility program in proportion to EPIX’s actual cost incurred relative to EPIX’s estimate of the total cost of the feasibility program. As estimated total cost to complete the program increases, revenue is adjusted downwards, and conversely, as estimated total cost to complete decreases, revenue is adjusted upwards. Total estimated costs of the feasibility program are based on management’s assessment of costs to complete the program based on an evaluation of the portion of the program completed, costs incurred to date, planned program activities, anticipated program timelines and the expected future costs of the program. Adjustments to revenue are recorded if estimated costs to complete change materially from previous periods. To the extent that EPIX’s estimated costs change materially, EPIX’s revenues recorded under this activity could be materially affected and such change could have a material adverse effect on EPIX’s operations in future periods. During the second quarter of 2005, EPIX’s management increased its estimate of cost to complete the feasibility program to $16.1 million from its prior estimate. The increase in the cost to complete the feasibility program was primarily attributed to the additional patient safety monitoring related to amending the Phase IIa clinical trial protocols for EP-2104R announced in July 2005. The impact of increasing the estimated cost to complete the feasibility program resulted in a reduction in product development revenue of approximately $1.5 million, during the same period. During the fourth quarter of 2005, management lowered its estimate of the cost to complete the feasibility program from $16.1 million to $15.2 million at December 31, 2005 as a result of increased enrollment rate for this clinical trial. This latest reduction in the estimated total cost of the feasibility program resulted in an increase in product development revenue of $449,944, which was recognized in the fourth quarter of 2005.
      Revenue under EPIX’s research collaboration with Schering AG is recognized as services are provided, for which Schering AG is obligated to reimburse us.
      Royalty revenue is recognized based on actual revenues reported to EPIX by Bracco, and Schering AG. Prior to the fourth quarter of 2004, EPIX recognized royalty revenue based on royalty reports received from Bracco or on Bracco’s estimates, historical revenues and trends when royalty reports from Bracco were not available in a timely manner. In December 2004, EPIX was notified that Bracco was asserting that it had overstated its non-U.S. royalties to EPIX for the period 2001 to 2004, and that Bracco would offset the amount of the overstatement against its payments to us, including those triggered by FDA approval of MultiHance in the United States. Although EPIX is disputing Bracco’s position regarding the overstatement, EPIX recognized the impact of Bracco’s claimed overstatement by reducing EPIX’s 2004 royalty revenue. In addition, because EPIX no longer believes that EPIX have a reasonable basis to make royalty estimates under the agreement with Bracco, EPIX has, commencing in the fourth quarter of 2004, only recognized royalty revenue from Bracco in the period in which royalty reports are received.

Research and Development Expenses
      Research and development costs, including those associated with technology, licenses and patents, are expensed as incurred. Research and development costs include employee salaries and related costs, third party service costs, the costs of pre-clinical and clinical trial supplies and consulting expenses.
      In order to conduct research and development activities and compile regulatory submissions, EPIX enters into contracts with vendors who render services over extended periods of time, generally one to three years. Typically, EPIX enters into three types of vendor contracts: time-based, patient-based or a combination thereof. Under a time-based contract, using critical factors contained within the contract, usually the stated duration of the contract and the timing of services provided, EPIX records the contractual expense for each service provided under the contract ratably over the period during which EPIX estimates the service will be performed. Under a patient-based contract, EPIX first determines an appropriate per patient cost using critical factors contained within the contract, which include the estimated number of patients and the total dollar value of the contract. EPIX then records expense based upon the total number of patients enrolled during the period. On a quarterly basis, EPIX reviews both the timetable of services to be rendered and the timing of services actually rendered. Based upon this review, revisions may be made to the forecasted timetable or to the extent of services performed, or both, in order to reflect EPIX’s most current estimate of the contract. Adjustments are recorded in the period in which the revisions are estimable. These adjustments could have a material effect on EPIX’s results of operations.

Employee Stock Compensation
      For the period prior to January 1, 2006, EPIX elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations in accounting for EPIX’s employee stock options under the intrinsic value method, rather than the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123R, Share-Based Payments — An Amendment of FASB Statement No. 123 and 95, or SFAS 123R. Under APB 25, because the exercise price is equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized.
      Beginning January 1, 2006, EPIX adopted the provisions of using the modified prospective transition method. Under the modified prospective transition method, financial statements for periods prior to the adoption date are not adjusted for the change in accounting. However, compensation expense is recognized, based on the requirements of SFAS 123R, for (a) all share-based payments granted after the effective date and (b) all awards granted to employees prior to the effective date that remain unvested on the effective date.
      EPIX’s financial results could be materially adversely affected by the required adoption of SFAS 123R, effective January 1, 2006, to the extent of the additional compensation expense that EPIX would have to recognize, which could change significantly from period to period based on several factors, including the number of stock options granted and fluctuations in EPIX’s stock price and/or interest rates. See Note 2 of EPIX’s financial statements for the year ended December 31, 2005 and Note 3 to the financial statements for the three months ended March 31, 2006.
Results of Operations

Three Months Ended March 31, 2006 versus 2005

Revenues
      EPIX’s current revenues arise principally from its collaboration agreements with Schering AG for Vasovist, EP-2104R and MRI discovery research; from license fee revenues relating to its agreements with Schering AG, Tyco/ Mallinckrodt and Bracco; and from royalties related to its agreements with Bracco and Schering AG. Revenues for the three months ended March 31, 2006 and 2005 were $1.7 million and $2.1 million, respectively. Revenues for 2006 consisted of $1.1 million of product development revenue from Schering AG, $458,000 of royalty revenue related to the Bracco and Schering AG agreements and $162,000 of license fee revenue related to the Schering AG, Tyco/ Mallinckrodt strategic collaboration and Bracco agreements. The decrease in total revenues of $384,000 for the three months ended March 31, 2006 compared to the same period last year was primarily attributed to lower product development revenue. The product development revenue decrease of $393,000 resulted from the lower reimbursable costs incurred by EPIX related to Vasovist, lower costs for the EP-2104R proof-of-concept program, for which enrollment for its Phase II trial was completed during the first quarter of 2006, and reduced spending for its research projects because of the reduction in force that occurred in January 2006.

Research and Development Expenses
      EPIX’s research and development expenses arise from its development activities for Vasovist and EP-2104R and from its discovery research programs. Research and development expenses for the three months ended March 31, 2006 were $4.0 million compared to $5.5 million for the same period in 2005. The decrease of approximately $1.5 million was attributed to lower levels of spending on Vasovist and EP-2104R development programs and from lower expenditures on its MRI and therapeutics research programs, partly offset by the non-cash expense of approximately $519,000 resulting from the initial recognition of stock compensation related to the implementation of SFAS 123R. Spending during the first quarter of 2006 for Vasovist primarily involved reviewing EPIX’s path forward with the FDA and considering all options, including formally appealing the FDA’s decision to require an additional clinical trial and/or conducting one or more additional clinical trials. With the completion of enrollment on the Phase IIa clinical trial for EP-2104R, the rate of spending during the current quarter for this development program also decreased. Lastly, the reduction-in-force, which was announced in the fourth quarter of 2005 and implemented in the first quarter of 2006, significantly reduced EPIX’s spending activities for both its MRI and therapeutics projects, all in an effort to control costs and improve the focus of its operations in order to reduce losses and conserve cash.
      The following table summarizes the primary components of EPIX’s research and development expenses for its principal research and development programs for the three months ended March 31, 2005 and 2006.

Research and Development	Q1 2005	Q1 2006

Vasovist	$1,611,160	$1,221,032
EP-2104R	1,410,916	751,862
Other research	2,511,075	2,020,067

Total research and development expense	5,533,151	3,992,961

      The decrease in both Vasovist and EP-2104R development expenses for the three months ended March 31, 2006 compared to the three months ended March 31, 2005 was primarily due to a decrease in personnel associated the reduction-in-force that took place in January 2006 and lower outside expenses related to contract services and consultants required to support both efforts. The decrease in other research expenses for the three months ended March 31, 2005 compared to the three months ended March 31, 2006 was primarily due to a decrease in personnel costs for both MRI imaging and therapeutic research programs.
      The timeframe and costs involved in developing its products, including Vasovist and EP-2104R, and gaining regulatory approval for and commercializing its products may vary greatly from current estimates for several reasons, including the following:

•	EPIX conducts its clinical trials in accordance with specific protocols, which it has filed with the FDA or other relevant authorities. If the FDA requires EPIX to perform additional trials, to perform additional procedures in its trials or to increase patient numbers in those trials, EPIX could incur significant additional costs and additional time to complete its clinical trials, assuming EPIX is able to reach agreement with the FDA on protocols for any additional studies or procedures.

•	EPIX relies on third-party clinical trial centers to find suitable patients for its clinical trial program. If these clinical trial centers do not find suitable patients in the timeframe for which EPIX has planned, EPIX will not be able to complete its clinical trials according to its expected schedule.

•	EPIX relies on third-party contract research organizations for a variety of activities in its development program, including conducting blinded reading activities, lab testing and analysis of clinical samples, data collection, cleanup and analysis and drafting study reports and regulatory submissions.

•	The length of time that the FDA or other regulatory authorities take to review EPIX’s regulatory submissions and the length of time it takes EPIX to respond to the FDA or other regulatory authorities’ questions can also vary widely. In January 2005, EPIX received an approvable letter from the FDA for Vasovist in which the FDA requested additional clinical trials to demonstrate efficacy prior to approval. In May 2005, EPIX submitted its response to the approvable letter received from the FDA in January 2005 and the response was accepted by the FDA as a complete response in June 2005. In November 2005, EPIX received a second approvable letter from the FDA for Vasovist in which the FDA again requested an additional clinical trial and a re-read, or reanalysis, of images obtained in certain of the previously completed Phase III trials by a new group of radiologists. EPIX has decided to pursue an appeal of the second approvable letter, ask the FDA to approve Vasovist and to utilize an advisory committee as part of the appeal process. The process of obtaining agreement with the FDA for conducting necessary clinical trials, and the outcome of EPIX’s appeal of the second approvable letter is subject to significant uncertainties in terms of timing, costs and outcome.

•	EPIX’s partner, Schering AG, is responsible for the commercial launch and marketing of Vasovist in Europe, where Vasovist has been approved for commercial sale and is currently being marketed by Schering AG, and in the United States, where Vasovist is not approved for commercial sale.

      EPIX could incur increased clinical development costs if it experiences delays in clinical trial enrollment, delays in the evaluation of clinical trial results or delays in regulatory approvals. In addition, EPIX faces significant uncertainty with respect to its ability to enter into strategic collaborations with respect to its product candidates. As a result of these factors, it is difficult to estimate the cost and length of a clinical trial. EPIX is unable to accurately and meaningfully estimate the cost to bring a product to market due to the variability in length of time to develop and obtain regulatory approval for a product candidate.
      Under EPIX’s EP-2104R agreement, Schering AG made fixed payments to EPIX totaling approximately $9.0 million over a two year period, which was initially intended to cover most of its costs of the feasibility program for EP-2104R. The amount of expenditure necessary to execute the feasibility program is subject to numerous uncertainties, which may adversely affect EPIX’s cash outlay, net of Schering AG’s reimbursement to it. At year end 2005, EPIX lowered its estimate of costs to complete the feasibility program from $16.1 million to $15.2 million because it was able to add new clinical trial sites and take other steps to improve enrollment. EPIX has completed this clinical trial. EPIX’s partner, Schering AG, has an option to exclusively license EP-2104R. The exercisability of this option will continue for a 90-day period of time after the submission of a report summarizing the results of this clinical trial. If Schering AG exercises its option for the program, it will be required to pay EPIX a milestone payment of $5.0 million and take over the development of EP-2104R. EPIX currently expects that Schering AG will decide whether or not to exercise its option in the third quarter of 2006. EPIX will receive a royalty on sales of EP-2104R, the rate of which will depend upon the amount that it contributes to further product development, if the product is ultimately approved by regulators.

General and Administrative Expenses
      General and administrative expenses, which consist primarily of salaries, benefits, outside professional services and related costs associated with EPIX’s executive, finance and accounting, business development, marketing, human resources, legal and corporate communications activities, were $2.3 million for the three months ended March 31, 2006 as compared to $2.7 million for the three months ended March 31, 2005. The decrease of $405,000 was primarily attributed to lower spending by EPIX and Schering AG for Vasovist marketing, lower consulting fees and to lower staff levels resulting from the reduction in force that took place in January 2006, partly offset by the non-cash expense of approximately $274,000 resulting from the initial recognition of stock compensation. General and administrative expenses also include royalties payable to Massachusetts General Hospital, or MGH, based on sales by Bracco of MultiHance. Royalty expenses totaled $44,000 and $20,000 for the three months ended March 31, 2006 and 2005, respectively.

Restructuring Costs
      Restructuring costs for the three months ended March 31, 2006 were $290,000 as compared to $0 for the three months ended March 31, 2005. The current quarter’s restructuring costs represent a continuation of planned actions taken by management to control costs and improve the focus of operations in order to reduce losses and conserve cash. In the fourth quarter of 2005, EPIX announced a planned reduction in its workforce by 48 employees, or approximately 50%, in response to the FDA’s second approvable letter regarding Vasovist. The reductions, which were completed in January 2006, affected both EPIX’s research and development and the general and administrative areas. During the most recent quarter, EPIX recognized additional restructuring costs related to vacating space in some of its facilities and subsequently sub-leasing that space. EPIX also recorded an impairment charge related to leasehold improvements located in that same space as well as excess lab and office equipment in its facilities, and additional severance related costs.

Interest Income and Interest Expense
      Interest income for the three months ended March 31, 2006 was $1.3 million as compared to $846,000 for the three months ended March 31, 2005. The increase of $459,000 was primarily due to higher interest rates on our invested cash, cash equivalents and marketable securities during the period. Interest expense for the three months ended March 31, 2006 and 2005 was $869,000 and $911,000, respectively. The decrease in interest expense of $41,000 for the three months ended March 31, 2006 resulted primarily from the decision not to draw down the Schering AG loan facility at the end of 2005. EPIX subsequently terminated the loan facility with Schering AG in January 2006.

Provision for Income Taxes
      The provision for income taxes, which represents Italian income taxes related to the Bracco agreement, was $44,000 for the three months ended March 31, 2006 as compared to $0 for the three months ended March 31, 2005. Because the remaining balance of prepaid royalties from Bracco was fully offset at the end of the third quarter of 2005, Italian income taxes must now be withheld on Bracco royalties on sales of MultiHance that are paid to EPIX. EPIX expects to have Italian income taxes withheld on all Bracco royalties for the remainder of the agreement, which is expected to end in the E.U. midway through 2006 and in early 2007 for the U.S.

Year ended December 31, 2005 and 2004

Revenues
      Revenues for the years ended December 31, 2005 and 2004 were $7.2 million and $12.3 million, respectively. Revenues for 2005 consisted of $4.2 million for product development revenue from Schering AG, $2.3 million for royalty revenue related to the Bracco and Schering AG agreements and $661,000 for license fee revenue related to the Schering AG, Tyco/ Mallinckrodt strategic collaboration and Bracco agreements. The decrease in total revenues of $5.1 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 was attributed to lower product development and license fee revenues, partly offset by higher royalty revenue. The lower product development revenue accounted for $3.4 million of the decrease between the two periods and resulted from: (a) revenue adjustments related to the overall increases in the costs and timeline to complete the EP-2104R development program that were directly attributed to amending EPIX’s Phase IIa clinical trial protocols for EP-2104R to include additional patient safety monitoring; (b) lower costs incurred in 2005 compared to 2004 for the EP-2104R development program resulting in lower recognition of revenue during 2005; and (c) lower reimbursable costs from Schering AG on the Vasovist program. The overall reduction in product development revenue related to the Vasovist and EP-2104R programs was partly offset by slightly higher revenue under the research collaboration agreement with Schering AG. The increase in royalty revenue in 2005 was primarily attributed to the adjustment recorded by EPIX at the end of 2004 to reflect Bracco’s revised determination of sales and its royalty overpayment assertion. Royalty revenue in 2005 included royalties from sales by Bracco of MultiHance and Schering AG’s sales of Primovist. The license fee revenue in 2005 was lower than in 2004 primarily because of a non-repetitive Bracco FDA milestone that was recognized in 2004 and, to a lesser extent, changes made in 2005 to EPIX’s estimate of the approval date for Vasovist in the United States based on FDA actions.

Research and Development Expenses
      EPIX’s research and development expenses arise from EPIX’s development activities for Vasovist and EP-2104R and from EPIX’s discovery research programs. Research and development expenses for the year ended December 31, 2005 were $20.8 million compared to $21.9 million for the same period in 2004. The decrease in research and development expenses of $1.1 million during the year ended December 31, 2005 resulted from lower spending for the Vasovist and EP-2104R development programs, partly offset by higher spending for EPIX’s MRI and therapeutics research programs.
      The following table summarizes the primary components of EPIX’s research and development expenses for its principal research and development programs for the years ended December 31, 2004 and 2005.

Research and Development	2004	2005

Vasovist	$7,767,945	$5,311,856
EP-2104R	7,125,252	5,143,486
Other research	6,980,794	10,320,429

Total research and development expense	21,873,991	20,775,771

      The decrease in both Vasovist and EP-2104R development expenses from 2004 to 2005 was primarily due to a reduction and subsequent shifting of personnel and lower outside expenses related to contract services required for clinical trial activities related to both projects. The increase in other research expenses from 2004 to 2005 was primarily due to an expansion in both personnel and outside expenses related to contract service and consultants for research activities in the both MRI imaging and therapeutic research.
      The timeframe and costs involved in developing EPIX’s product candidates, including Vasovist and EP-2104R, and gaining regulatory approval for and commercializing EPIX’s product candidates may vary greatly from current estimates for several reasons, including the following:

•	EPIX conducts EPIX’s clinical trials in accordance with specific protocols, which EPIX has filed with the FDA or other relevant authorities. If the FDA requires EPIX to perform additional trials, to perform additional procedures in EPIX’s trials or to increase patient numbers in those trials, EPIX could incur significant additional costs and additional time to complete EPIX’s clinical trials, assuming EPIX is able to reach agreement with the FDA on protocols for any additional trials or procedures.

•	EPIX relies on third party clinical trial centers to find suitable patients for EPIX’s clinical trial program. If these clinical trial centers do not find suitable patients in the timeframe for which EPIX has planned, EPIX will not be able to complete EPIX’s clinical trials according to EPIX’s expected schedule.

•	EPIX relies on third party contract research organizations for a variety of activities in EPIX’s development program, including conducting blinded reading activities, lab testing and analysis of clinical samples, data collection, cleanup and analysis and drafting study reports and regulatory submissions.

•	The length of time that the FDA or other regulatory authorities take to review EPIX’s regulatory submissions and the length of time it takes EPIX to respond to the FDA or other regulatory authorities’ questions can also vary widely. In January 2005, EPIX received an approvable letter from the FDA for Vasovist in which the FDA requested additional clinical studies to demonstrate efficacy prior to approval. In May 2005, EPIX submitted EPIX’s response to the approvable letter received from the FDA in January 2005 and it was accepted by the FDA as a complete response in June 2005. In November 2005, EPIX received a second approvable letter from the FDA for Vasovist in which the FDA again requested an additional clinical trial and a re-read, or reanalysis, of images obtained in certain of the previously completed Phase III trials by a new group of radiologists. EPIX has decided to pursue an appeal of the second approvable letter and ask the FDA to approve Vasovist. The process of obtaining agreement with the FDA for conducting necessary clinical trials and the outcome of EPIX’s appeal of the second approvable letter is subject to significant uncertainties in terms of timing, costs and success.

•	EPIX’s partner, Schering AG, is responsible for the commercial launch and marketing of Vasovist in Europe, where Vasovist has been approved for commercial sale and is currently marketed by Schering AG, and in the United States, where Vasovist is not approved for commercial sale.

      EPIX could incur increased clinical development costs if it experiences delays in clinical trial enrollment, delays in the evaluation of clinical trial results or delays in regulatory approvals. In addition, EPIX faces significant uncertainty with respect to its ability to enter into strategic collaborations with respect to its product candidates. As a result of these factors, it is difficult to estimate the cost and length of a clinical trial. EPIX is unable to accurately and meaningfully estimate the cost to bring a product to market due to the variability in length of time to develop and obtain regulatory approval for a product candidate.
      Under EPIX’s EP-2104R agreement, Schering AG has made fixed payments to EPIX totaling approximately $9.0 million over a two year period, which was initially intended to cover most of EPIX’s costs of the feasibility program. The amount of expenditure necessary to execute the feasibility program is subject to numerous uncertainties, which may adversely affect EPIX’s cash outlay, net of Schering AG’s reimbursement to us. In July 2005, EPIX announced that EPIX would be amending EPIX’s Phase IIa proof-of-concept clinical trial protocols for EP-2104R to include additional patient safety monitoring based on a review by the FDA of data from a 14-day, repeat dose pre-clinical toxicology study. The additional patient monitoring in the Phase IIa trials resulted in slower than expected enrollment in this trial and extended the timeline and increased the estimated costs for EP-2104R development. Based on the latest review of the EP-2104R feasibility program, management lowered its estimate of cost to complete the feasibility program from $16.1 million to $15.2 million at December 31, 2005. EPIX added clinical trial sites and took other steps to improve enrollment in this trial. EPIX has since completed this trial.

General and Administrative Expenses
      General and administrative expenses, which consist primarily of salaries, benefits, outside professional services and related costs associated with EPIX’s executive, finance and accounting, business development, marketing, human resources, legal and corporate communications activities, were $10.2 million for the year ended December 31, 2005 as compared to $10.5 million for the year ended December 31, 2004. The decrease in spending of $251,000 by EPIX resulted from lower marketing expenses related to Vasovist that was partly offset by higher liability insurance premiums and higher corporate administration, primarily attributed to legal costs, combined with higher business development costs. General and administrative expenses also include royalties payable to Massachusetts General Hospital, or MGH, based on sales by Bracco of MultiHance. Royalty expenses totaled $98,000 and $31,000 for the years ended December 31, 2005 and 2004, respectively.

Restructuring Costs
      Restructuring costs for the year ended December 31, 2005 were $1.0 million as compared to $0 for the year ended December 31, 2004. The restructuring costs related to planned actions taken by management to control costs and improve the focus of operations in order to reduce losses and conserve cash. EPIX announced a planned reduction in its workforce by approximately 50%, in response to the FDA’s second approval letter regarding Vasovist. The reductions, which were completed in January 2006, affected both the research and development and the general and administrative areas of EPIX. EPIX reported a charge of approximately $1.0 million for severance and related benefits as of December 31, 2005. Substantially all payments related to the separation of employment were completed in the first quarter of 2006.

Interest Income and Interest Expense
      Interest income for the year ended December 31, 2005 was $4.1 million as compared to $2.0 million for the year ended December 31, 2004. The increase of $2.1 million was primarily due to higher interest rates and higher average levels of invested cash, cash equivalents and marketable securities during 2005 as a result of receipt of the net proceeds from the issuance of $100.0 million convertible senior notes in June 2004. Interest expense for the years ended December 31, 2005 and 2004 was $3.6 million and $2.1 million, respectively. The increase in interest expense of $1.5 million for the year ended December 31, 2005 directly resulted from the issuance of convertible senior notes in June 2004, partly offset by the reduction in the outstanding balance of interest-bearing prepaid royalties from Bracco and a reduction in interest expense resulting from management’s decision not to drawdown the loan facility from Schering AG at the end of 2005. In January 2006, EPIX completed an agreement with Schering AG to terminate the loan facility.

Provision for Income Taxes
      The provision for income taxes, which represents Italian income taxes related to the Bracco agreement, was $42,000 for the year ended December 31, 2005 as compared to $100,000 for the year ended December 31, 2004. Since the remaining balance of prepaid royalties were offset at the end of the third quarter of 2005, Italian income taxes needed to be withheld on Bracco royalties for MultiHance sales paid to EPIX during the fourth quarter of 2005. EPIX expects to have Italian income taxes withheld on Bracco royalties for the remainder of the agreement, which will end in the E.U. midway through 2006 and in early 2007 for the United States.

Years ended December 31, 2004 and 2003

Revenues
      Revenues for the years ended December 31, 2004 and 2003 were $12.3 million and $13.5 million, respectively. Revenues for 2004 consisted of $7.6 million of product development revenue from Schering AG, $4.0 million of license fee and milestone revenue related to the Bracco agreement and to the Schering AG and Tyco/ Mallinckrodt strategic agreements, and $627,000 of royalty revenue related to the Bracco agreement. The decrease in revenues of $1.2 million for the year ended December 31, 2004 compared to the same period in 2003 resulted from reduced product development activities of $1.9 million, primarily from Vasovist and lower royalties of $1.8 million from Bracco, partly offset by higher license fee revenue of $2.5 million resulting from the milestone related to Bracco’s announcement of the FDA’s approval of MultiHance in the United States. The lower royalties were primarily attributed to EPIX’s decision to recognize the full $1.8 million amount reflected in Bracco’s position taken in December 2004 that it had overstated non-U.S. royalties over the previous four year period from 2001 to 2004. EPIX has challenged Bracco’s underpayment, Bracco’s right to recalculate previous royalties under the license agreement and the substance of Bracco’s position that royalties were overstated.

Research and Development Expenses
      Research and development expenses for the year ended December 31, 2004 were $21.9 million as compared to $28.0 million for the same period in 2003. The decrease of $6.1 million was primarily attributable to decreased costs related to the completion of the NDA submission for Vasovist and the intellectual property agreement entered into with Dr. Martin Prince in the fourth quarter of 2003, partly offset by higher spending for EP-2104R and other research programs.

      The following table summarizes the primary components of EPIX’s research and development expenses for its principal research and development programs for the years ended December 31, 2003 and 2004.

Research and Development	2003	2004

Vasovist	$17,734,396	$7,767,945
EP-2104R	4,958,513	7,125,252
Other research	5,330,612	6,980,794

Total research and development expense	28,023,522	21,873,991

      The decrease in both Vasovist development expenses from 2003 to 2004 was primarily due to a reduction and subsequent shifting of personnel and lower costs for contract services and consultants required for support of the Phase III clinical trial activity in 2003. The increase in EP-2104R development expenses from 2003 to 2004 was primarily due to an expansion in both personnel and outside expenses related to the Phase I EP-2104R clinical trial that began in mid-2003. The increase in other research expenses from 2003 to 2004 was primarily due to an expansion in both personnel and outside contractual services of research activities for MRI imaging and initiation of a therapeutic research program.

General and Administrative Expenses
      General and administrative expenses were $10.5 million for the year ended December 31, 2004 as compared to $6.6 million for the year ended December 31, 2003. The increase of $3.9 million was primarily attributable to higher spending both by EPIX and by Schering AG for Vasovist marketing, higher business development expenses, higher legal expenses related to patent and intellectual property filings, increased compliance costs due to the internal control review required by the Sarbanes-Oxley Act and to higher liability insurance premiums. General and administrative expenses also include royalties payable to MGH based on sales by Bracco of MultiHance. Royalty expenses totaled $31,000 and $103,000 for the years ended December 31, 2004 and 2003.

Interest Income and Interest Expense
      Interest income for the year ended December 31, 2004 was $2.0 million as compared to $664,000 for the year ended December 31, 2003. The increase of approximately $1.3 million was primarily due to higher average levels of invested cash, cash equivalents and marketable securities during the period related to net proceeds from the issuance of $100.0 million convertible senior notes in June 2004. Interest expense for the years ended December 31, 2004 and 2003 was $2.1 million and $295,000, respectively. The increase in interest expense of $1.8 million during the year ended December 31, 2004 resulted from the issuance of convertible senior notes in June 2004 and the drawdown of the entire $15.0 million loan facility made available to EPIX by Schering AG as part of the joint MRI research collaboration entered into in May 2003, partly offset by the reduction in the balance of interest-bearing prepaid royalties from Bracco. The entire principal balance of the loan facility, which was $15.0 million as of December 31, 2004, plus accrued interest, was repaid in January 2005, and the loan facility has been terminated.

Provision for Income Taxes
      The provision for income taxes, which represents Italian income taxes related to the Bracco agreement, was $100,000 for the year ended December 31, 2004 as compared to $80,000 for the year ended December 31, 2003. Beginning in July 2003 and continuing throughout 2004, a portion of royalty revenue earned was offset against the prepaid FDA approval license fee, thereby reducing both payments to EPIX and the requirement to withhold foreign taxes.

Liquidity and Capital Resources
      EPIX’s principal sources of liquidity consist of cash, cash equivalents and available-for-sale marketable securities of $118.8 million at March 31, 2006 as compared to $124.7 million at December 31, 2005. The decrease in cash, cash equivalents and available-for-sale marketable securities was primarily attributed to funding of ongoing operations.
      EPIX used approximately $5.3 million of net cash to fund operations for the three months ended March 31, 2006, which compares to $6.1 million for the same period in 2005. The net use of cash to fund operations during the three months ended March 31, 2006 resulted from the net loss of $4.5 million, which included non-cash expenses for amortization and depreciation of $410,000 and the recognition of stock compensation expense of $793,000 as a result of the adoption of SFAS 123R in January 2006. Other significant increases in net working capital resulted from the combined reductions in contract advances of $688,000 and accounts payable/accrued expenses of $1.1 million. The reduction in contract advances resulted from lower Vasovist development and marketing costs incurred by Schering AG and to the offset of funds previously received from Schering AG for the EP-2104R program. Lower accounts payable and accrued expenses were primarily attributed to the general reduction in development costs, including clinical trial activities.
      EPIX’s investing activities resulted in net cash provided of $8.7 million during the three months ended March 31, 2006 as compared to net cash provided of $1.8 million for the same period last year. The contribution of $32.2 million of net proceeds from the sale and redemption of maturing marketable securities, partly offset by the reinvestment into marketable securities of available cash, and the increase in other assets resulting from the capitalization of transaction costs related to the merger, accounted for the entire increase in other investing activities during the three months ended March 31, 2006. During the same three-month period last year, EPIX sold or redeemed available-for-sale marketable securities of $19.4 million, partly offset by the cash used to purchase $17.5 million of available-for-sale marketable securities that was primarily funded from the rollover of securities within its portfolio. The increase in other assets resulting from the capitalization of transaction cost related to merger. EPIX had no capital expenditures during the three months ended March 31, 2006, compared to $158,000 in capital expenditures for the same period last year. The higher capital expenditures in 2005 were primarily attributed to leasehold improvements.
      EPIX had no cash provided or used from financing activities during the three months ended March 31, 2006 because of its decision to terminate the loan facility with Schering AG in January 2006. During the three months ended March 31, 2005, the primary sources of financing came from the draw down of the loan facility of $15.0 million with Schering AG, which was outstanding at March 31, 2005 and the proceeds from stock option exercises of $437,000. Also during that same period, EPIX repaid $15.0 million on its loan facility with Schering AG, which was outstanding at December 31, 2004.
      As of December 31, 2005, cash, cash equivalents and available-for-sale marketable securities were $124.7 million as compared to $164.4 million at December 31, 2004. The decrease in cash, cash equivalents and available-for-sale marketable securities was primarily attributed to funding of ongoing operations and to management’s decision not to drawdown the $15.0 million loan facility from Schering AG at the end of 2005.
      EPIX used approximately $24.3 million of net cash to fund operations for the year ended December 31, 2005, which compares to $22.5 million for the same period in 2004. The net use of cash to fund operations during the year ended December 31, 2005 resulted from the net loss of $24.3 million, combined with a reduction in deferred revenue of $2.4 million, and was offset by decreases in accounts receivable of $173,000 and prepaid expenses of $238,000, an increase in accounts payable of $330,000 and to non-cash expenses, primarily comprised of depreciation and amortization of $1.7 million. The reduction in deferred revenue resulted from the offset of prepaid royalties from Bracco, plus the recognition of other license fee revenue related to payments from Schering AG, Tyco/ Mallinckrodt and Bracco, which are being amortized into revenue in accordance with the requirements of SAB 104. The decrease in accounts receivable was primarily attributed to lower pre-launch marketing costs reimbursable by Schering AG. The decrease in prepaid expenses resulted from the change in the timing of insurance premium payments. The increase in accounts payable was due to a number of larger clinical trial invoices that came in late in the year related to the EP-2104R development program. For the year ended December 31, 2004, net cash used for operating activities of $22.5 million was primarily attributable to EPIX’s net loss of $20.4 million, combined with reduction in deferred revenue of $3.7 million, a reduction in accrued expenses of $1.3 million and a reduction in accounts payable of $1.0 million, partly offset by an increase in contract advances of $3.0 million. The reduction in deferred revenue resulted from royalty revenues from sales by Bracco of MultiHance, which were offset against advanced payments, plus the recognition of other license fee revenue related to payments from Schering AG, Tyco/ Mallinckrodt and Bracco, which are being amortized into revenue in accordance with the requirements of SAB 104. The decrease in accrued expenses was due to the completion of pre-clinical development activities in 2004 and to the issuance of common stock to Dr. Martin R. Prince in January 2004 to offset an accrual in 2004 in connection with the intellectual property agreement entered into in November of 2003. The decrease in accounts payable is due to lower year-end spending levels compared to 2004. The increase in contract advances primarily related to Schering AG’s funding of both EPIX’s and Schering AG’s Vasovist pre-launch activities. Also during 2004, EPIX received a $2.5 million milestone payment from Schering AG related to the acceptance of the filing of the NDA with the FDA for Vasovist. Immediately following this receipt, EPIX paid Tyco/ Mallinckrodt $2.5 million in recognition of the same milestone. These payments were offset in EPIX’s Statements of Operations, resulting in no impact on revenues, expenses or net loss.
      EPIX’s investing activities resulted in net cash provided of $37.8 million for the year ended December 31, 2005 as compared to net cash used of $50.1 million for the same period last year. During the year ended December 31, 2005, EPIX sold or redeemed available-for-sale marketable securities of $127.6 million, partly offset by the cash used to purchase $88.6 million of available-for-sale marketable securities that was primarily funded from the rollover of securities within EPIX’s portfolio. During the same period in 2004, EPIX purchased $93.7 million of available-for-sale marketable securities, which was partly funded from the funds received from the convertible debt issuance and partly offset by cash generated from the redemption of available-for-sale marketable securities of $45.6 million. Other investing activities included capital expenditures of $1.2 million for the year ended December 31, 2005 as compared to $2.1 million for the same period last year. The higher capital expenditures in 2004 were primarily attributed to leasehold improvements and to the acquisition of equipment, including lab equipment, computer equipment and software, related to the refurbishment of EPIX’s laboratory space.
      Cash used in financing activities was $14.4 million for the year ended December 31, 2005 as compared to cash provided of $109.3 million for the year ended December 31, 2004. The primary usage of cash during the year ended December 31, 2005 was for the cumulative repayment of $60.0 million on EPIX’s loan facility with Schering AG. Sources of financing during the same period came from the cumulative drawdown of the loan facility of $45.0 million with Schering AG and proceeds from stock option exercises and EPIX’s Employee Stock Purchase Plan of $578,000. There was no drawdown of the loan facility from Schering AG at the end of 2005. In January 2006, EPIX and Schering AG agreed to terminate the loan facility. During the year ended December 31, 2004, EPIX received net proceeds of $96.4 million from the issuance of convertible senior notes and another $5.5 million from stock option exercises and proceeds from EPIX’s Employees Stock Purchase Plan. In addition, EPIX cumulatively borrowed $52.5 million and repaid $45.0 million during the year ended December 31, 2004 on EPIX’s loan facility with Schering AG.
      EPIX currently receives quarterly cash payments from Schering AG for its share of development costs of Vasovist and for its share of research costs on EPIX’s joint MRI research collaboration. EPIX also receives monthly interest income on EPIX’s cash, cash equivalents and available-for-sale marketable securities. EPIX is also scheduled to receive quarterly royalty payments from Bracco for a portion of the royalty revenue actually earned from the sales of MultiHance. With the expiration in 2006 of certain patents related to the sublicense with Bracco, EPIX expects to receive lower royalty payments from Bracco beginning in the second half of 2006. In December 2004, Bracco asserted that it had overstated non-U.S. royalties to EPIX for the period 2001 to 2004 and that it would offset the amount of the overstatement against its payment to us, including those triggered by FDA approval of MultiHance in the United States. Although EPIX still is disputing Bracco’s position, EPIX recognized the impact of Bracco’s claimed overstatement by reducing 2004 royalty revenues. EPIX will also be entitled to receive a royalty payment from sales of Vasovist by Schering AG following the commercial launch of the product in the E.U., which began on a country-by-country basis in the second quarter of 2006. Other potential cash inflows include: a milestone payment of $1.3 million from Schering AG, which is dependent on the FDA’s approval of Vasovist, and up to $22.0 million in additional milestone payments from Schering AG as well as EPIX’s share of the profits earned on sales of Vasovist worldwide. Additional future cash flows from EPIX’s EP-2104R collaboration with Schering AG of up to $15.0 million depend on the successful completion of the EP-2104R feasibility program, on Schering AG’s decision to exercise its development option and on the success of further development, regulatory and commercialization work by Schering AG, none of which is assured at this time. Additional future cash flows from EPIX’s MRI research collaboration with Schering AG depend on the success of the research program and the success of further development, regulatory and commercialization activities with respect to any products generated. In October 2005, EPIX announced that an amendment to the research collaboration agreement had been entered into with Schering AG. This amendment narrowed the definition of the field of EPIX’s collaboration with Schering AG. This research collaboration expires in May 2006, and EPIX believes that it is unlikely that the parties will extend the term of the collaboration. EPIX expects to discuss the disposition of current research programs with Schering AG prior to expiration of the collaboration and to continue to advance at least some of these programs either unilaterally or with another partner. Pursuant to the license agreement between EPIX and Schering AG, EPIX is entitled to a worldwide royalty on sales of certain Schering AG products covered by the agreement.
      Known outflows, in addition to EPIX’s ongoing research and development and general and administrative expenses, include the semi-annual royalties that EPIX owe to MGH on sales by Bracco of MultiHance; a milestone payment of $2.5 million owed to Tyco/ Mallinckrodt, which is dependent on the FDA’s approval of Vasovist; a share of profits due Tyco/ Mallinckrodt on sales of Vasovist worldwide; a royalty to Daiichi on sales of Vasovist in Japan and a royalty due MGH on EPIX’s share of the profits of Vasovist worldwide. With the expiration in 2006 of certain patents related to the license with MGH, EPIX expects to reduce EPIX’s royalty payments to MGH beginning in the second half of 2006. As of December 31, 2005, all remaining unearned prepaid royalties that would be due to Bracco upon termination of EPIX’s license agreement have been offset against earned royalties.
      EPIX expects that EPIX’s cash, cash equivalents and marketable securities on hand as of December 31, 2005 will be sufficient to fund EPIX’s operations for at least the next several years. If, however, EPIX considers other opportunities, changes its planned activities or is required to pay all or a substantial portion of the milestone payment in cash under the merger agreement it may require additional funding before currently expected. If holders of EPIX’s convertible senior notes require redemption of the notes, EPIX may be required to repay $100.0 million upon any redemption. EPIX’s future liquidity and capital requirements will depend on numerous factors, including the following: the progress and scope of clinical and pre-clinical trials; the timing and costs of filing future regulatory submissions; the timing and costs required to receive both U.S. and foreign governmental approvals; the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; the extent to which EPIX’s products, if any, gain market acceptance; the timing and costs of product introductions; the extent of EPIX’s ongoing and new research and development programs; the costs of training physicians to become proficient with the use of EPIX’s potential products; and, if necessary, once regulatory approvals are received, the costs of developing marketing and distribution capabilities. If EPIX completes the merger, Predix does not have significant revenues and has significant product development expenses which will accelerate EPIX’s use of funds and its need for additional funding.
      Because of anticipated spending for the continued development of Vasovist and EP-2104R and to support selective research programs, EPIX does not expect positive cash flow from operating activities for any future quarterly or annual period prior to commercialization of Vasovist in the United States.

      The following table represents payments due under contractual obligations and commercial commitments as of December 31, 2005:

		Payments Due by Period

		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Long-term debt obligations, including interest payments	$116,375,000	$3,000,000	$6,000,000	$6,000,000	$101,375,000
Operating lease obligations	2,627,996	1,303,059	1,324,937	—
Purchase obligations	5,933,866	5,764,188	169,678	—	—

Total	$124,936,862	$10,067,247	$7,494,615	$6,000,000	$101,375,000

      EPIX has not entered into any material contractual obligations since the presentation its contractual obligations table as set forth above.
      EPIX has incurred tax losses to date and therefore have not paid significant federal or state income taxes since inception. As of December 31, 2005, EPIX had federal net operating loss carryforwards of approximately $180.4 million available to offset future taxable income. These amounts expire at various times through 2025. As a result of ownership changes resulting from sales of equity securities, EPIX’s ability to use the net operating loss carryforwards is subject to limitations as defined in Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code. EPIX currently estimates that the annual limitation on EPIX’s use of net operating losses generated through May 31, 1996 to be approximately $900,000. Pursuant to Sections 382 and 383 of the Code, the change in ownership resulting from public equity offerings in 1997 and any other future ownership changes may further limit utilization of losses and credits in any one year. EPIX also is eligible for research and development tax credits that can be carried forward to offset federal taxable income. The annual limitation and the timing of attaining profitability may result in the expiration of net operating loss and tax credit carryforwards before utilization.
Certain Factors That May Affect Future Results of Operations
      This report contains certain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. EPIX cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: the uncertainties associated with pre-clinical studies and clinical trials; EPIX’s lack of product revenues; EPIX’s history of operating losses and accumulated deficit; EPIX’s lack of commercial manufacturing experience and commercial sales, distribution and marketing capabilities; reliance on suppliers of key materials necessary for production of EPIX’s products and technologies; the potential development by competitors of competing products and technologies; EPIX’s dependence on existing and potential collaborative partners, and the lack of assurance that EPIX will receive any funding under such relationships to develop and maintain strategic alliances; the lack of assurance regarding patent and other protection for EPIX’s proprietary technology; governmental regulation of EPIX’s activities, facilities, products and personnel; the potential delays or failure in receiving necessary approvals; the dependence on key personnel; uncertainties as to the extent of reimbursement for the costs of EPIX’s potential products and related treatments by government and private health insurers and other organizations; the potential adverse impact of government-directed health care reform; the risk of product liability claims; and economic conditions, both generally and those specifically related to the biotechnology industry. As a result, EPIX’s future development efforts involve a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed throughout this joint proxy statement/ prospectus.
Quantitative and Qualitative Disclosures About Market Risk
      The objective of EPIX’s investment activities is to preserve principal, while at the same time maximizing yields without significantly increasing risk. To achieve this objective, in accordance with this investment policy, EPIX invests its cash in a variety of financial instruments, principally restricted to government-sponsored enterprises, high-grade bank obligations, high-grade corporate bonds and certain money market funds. These investments are denominated in U.S. dollars.
      Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, EPIX’s future investment income may fall short of expectations due to changes in interest rates or EPIX may suffer losses in principal if forced to sell securities that have seen a decline in market value due to changes in interest rates. A hypothetical 10% increase or decrease in interest rates would result in a decrease in the fair market value of EPIX’s total portfolio of approximately $92,000, and an increase of approximately $92,000, respectively, at March 31, 2006.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
      None.

EPIX PRINCIPAL STOCKHOLDERS
      The following table sets forth certain information with respect to the beneficial ownership of EPIX common stock as of May 15, 2006 for (a) the executive officers named in the Summary Compensation Table elsewhere in this joint proxy statement/ prospectus, (b) each of EPIX’s directors and director nominees, (c) all of EPIX’s current directors and executive officers as a group and (d) each stockholder known by EPIX to own beneficially more than 5% of EPIX common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. EPIX deems shares of EPIX common stock that may be acquired by an individual or group within 60 days of May 15, 2006 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in footnotes to this table, EPIX believes that the stockholders named in this table have sole voting and investment power with respect to all shares of EPIX common stock shown to be beneficially owned by them based on information provided to EPIX by these stockholders. Percentage of ownership is based on 23,284,810 shares of EPIX common stock outstanding on May 15, 2006.

	Shares Beneficially
	Owned

Name and Address **	Number	Percent

Prescott Group Capital Management, L.L.C.(1)	1,712,334	7.35%
1924 South Utica, Suite 1120
Tulsa, Oklahoma 74104-6529
GLG Partners LP(2)	1,173,975	5.04%
1 Curzon Street
London W2J 5HB
England
Andrew C.G. Uprichard, M.D.(3)	45,500	*
Robert Pelletier, CPA(4)	25,131	*
Michael J. Astrue(5)	—	*
Michael D. Webb(6)	32,666	*
Peyton J. Marshall, Ph.D.(7)	64,000	*
Christopher F.O. Gabrieli(8)	225,784	*
Gregory D. Phelps(9)	13,334	*
Mark Leuchtenberger(10)	13,334	*
Peter Wirth, Esq.(11)	60,000	*
Michael Gilman, Ph.D.	—	*
All current directors and executive officers as a group (7 persons)(12)	383,083	1.53%

*	Represents beneficial ownership of less than 1% of the outstanding shares of EPIX common stock.

**	Addresses are given for beneficial owners of more than 5% of outstanding EPIX common stock only.

(1)	Includes (a) 1,630,334 shares of EPIX common stock held by the Prescott Group Aggressive Small Cap Master Fund, G.P., of which Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P. are general partners, and (b) 82,000 shares of EPIX common stock held by Phil Frohlich. Prescott Group Capital Management, L.L.C. serves as the general partner of Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P. and may direct Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., the general partners of Prescott Group Aggressive Small Cap Master Fund, G.P., in connection with the voting and disposition of the 1,630,334 shares of EPIX common stock held by Prescott Group Aggressive Small Cap Master Fund, G.P. As principal of Prescott Group Capital Management, L.L.C., Mr. Frohlich may direct the vote and disposition of the 1,630,334 shares of

EPIX common stock held by Prescott Group Aggressive Small Cap Master Fund, G.P. and the 82,000 shares of EPIX common stock held by himself, individually. This information is based solely on a Schedule 13G filed by Prescott Group Capital Management, L.L.C. with the Securities and Exchange Commission on January 30, 2006, which reported ownership as of October 10, 2005.

(2)	Includes the following holdings, of which GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman may be deemed the beneficial owner: (a) 752,398 shares of EPIX common stock held by GLG North American Opportunity Fund, (b) 3,771 shares of EPIX common stock held by GLG Investments PLC through its subfund, GLG Balanced Fund, (c) 74,469 shares of EPIX common stock held by GLG Investments PLC through its subfund, GLG Capital Appreciation Fund, (d) 254,300 shares of EPIX common stock held by GLG Investments PLC through its subfund, GLG North American Equity Fund, (e) 22,971 shares of EPIX common stock held by GLG Investments IV PLC through its subfund, GLG Capital Appreciation (Distributing) Fund, (f) 5,696 shares of EPIX common stock held by CITI GLG North American Hedge Fund Ltd., (g) 22,370 shares of EPIX common stock held by Lyxor North American Alternative Equity Fund Ltd., and (h) 38,000 shares of EPIX common stock held by The Century Fund SICAV, or collectively, the Funds. GLG Partners LP, an English limited partnership, acts as the investment manager of each of the Funds and has voting and dispositive power over the securities held by the Funds. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman, and as a result, each has voting and dispositive power over the securities held by the Funds. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the Funds except for their pecuniary interest therein. This information is based solely on a Schedule 13G filed by GLG Partners LP with the Securities and Exchange Commission on April 11, 2006, which reported ownership as of April 3, 2006.

(3)	Represents shares of EPIX common stock subject to options exercisable by Dr. Uprichard within the 60-day period following May 15, 2006.

(4)	Consists of 1,561 shares of EPIX common stock owned of record by and 23,570 shares of EPIX common stock subject to options exercisable by Mr. Pelletier within the 60-day period following May 15, 2006.

(5)	Mr. Astrue resigned as Interim Chief Executive Officer on May 5, 2006.

(6)	Consists of 14,166 shares of EPIX common stock owned of record by Mr. Webb and 18,500 shares of EPIX common stock held by Mr. Webb’s wife as to which Mr. Webb disclaims beneficial ownership. Effective September 14, 2005, Mr. Webb resigned as Chief Executive Officer and member of the EPIX board of directors, but continued to serve as a consultant to EPIX through December 31, 2005.

(7)	Represents 64,000 shares of EPIX common stock owned of record by Mr. Marshall. Effective July 1, 2005, Mr. Marshall resigned as Senior Vice President, Finance and Administration and Chief Financial Officer of EPIX.

(8)	Consists of 152,450 shares of EPIX common stock owned of record by Mr. Gabrieli and 73,334 shares of EPIX common stock subject to options exercisable by Mr. Gabrieli within the 60-day period following May 15, 2006.

(9)	Represents shares of EPIX common stock subject to options exercisable by Mr. Phelps within the 60-day period following May 15, 2006.

(10)	Represents shares of EPIX common stock subject to options exercisable by Mr. Leuchtenberger within the 60-day period following May 15, 2006.

(11)	Represents shares of EPIX common stock subject to options exercisable by Mr. Wirth within the 60-day period following May 15, 2006. Mr. Wirth has notified EPIX that he is not standing for reelection to the EPIX board of directors at the EPIX 2006 annual stockholders meeting.

(12)	Includes 229,072 shares of EPIX common stock subject to options exercisable within the 60-day period following May 15, 2006. See also footnotes (3), (4) and (8) through (11) above.

PREDIX’S BUSINESS
Overview
      Predix is a pharmaceutical company focused on the discovery and development of novel, highly selective, small-molecule drugs that target G-Protein Coupled Receptors, or GPCRs, and ion channels. Predix believes that these classes of proteins provide a rich source of drug targets that it can exploit using its proprietary drug discovery technology. Combined with a focused drug development and regulatory strategy, Predix’s proprietary drug discovery technology and approach has enabled it to discover, develop, and advance four drug candidates into clinical trials in less than four years, one of which commenced a Phase I clinical trial on June 2, 2006. Predix believes that its competitive advantage in the pharmaceutical industry stems from its integration of computational technologies into all of its drug discovery programs.
      Predix’s lead clinical-stage drug candidate, PRX-00023, is currently in the first of at least two pivotal Phase III trials for the treatment of generalized anxiety disorder. At least one additional Phase III trial will be required to support efficacy claims. Enrollment of patients for this first trial was completed in May 2006 and initial results are expected in the second half of 2006. Predix has two other clinical-stage drug candidates, PRX-03140 for the treatment of Alzheimer’s disease and PRX-08066 for the treatment of two types of pulmonary hypertension: pulmonary arterial hypertension and pulmonary hypertension associated with chronic obstructive pulmonary disease. PRX-03140 has completed three Phase I clinical trials, including a Phase Ib clinical trial in Alzheimer’s patients. PRX-08066 has completed three Phase I clinical trials, including a Phase Ib clinical trial in conditioned athletes exposed to low oxygen conditions, a model for pulmonary hypertension. In addition, on June 2, 2006, Predix commenced a Phase I clinical trial of its PRX-07034 drug candidate for the treatment of obesity and cognitive impairment (associated with Alzheimer’s disease and schizophrenia).
      GPCRs and ion channels are classes of proteins embedded in the surface membrane of all cells and are responsible for mediating much of the biological signaling at the cellular level. Of the top 50 selling drugs worldwide, as identified by IMS Health, Predix believes that nearly 40% interact with GPCRs or ion channels as their target proteins. Despite the commercial success of these drugs, many have undesired side effects due in part to these drugs binding not only to their target protein but also to other “off-target” proteins. Because very few high-resolution molecular structures are available for GPCR or ion channel proteins, drug discovery for these targets is costly, inefficient, and in many cases does not lead to the desired, selective drug candidate. A greater understanding of these protein structures would allow compounds to be chemically altered to achieve specificity for the target and lack affinity for other receptors that are believed to be associated with side effects.
      Predix believes that its proprietary drug discovery technology and approach addresses many of the inefficiencies associated with traditional GPCR and ion channel-targeted drug discovery. Predix’s approach integrates computational, or in silico, technology with its medicinal chemistry capabilities, allowing it to rapidly identify and optimize highly selective drug candidates. Predix focuses on GPCR and ion channel drug targets whose role in disease has already been demonstrated in clinical trials or pre-clinical studies. In each of its three clinical-stage programs, Predix used its technology and approach to optimize a lead compound into a drug candidate in less than ten months, synthesizing fewer than 80 compounds per program. Predix moved each of these drug candidates into clinical trials in less than 18 months from lead identification. Predix believes that its drug discovery technology and approach enables it to efficiently and cost-effectively discover and develop GPCR and ion channel-targeted drug candidates.
      Since September 2002, Predix has discovered, optimized and advanced to clinical trials four drug candidates that are intended to address significant unmet medical needs with large global market opportunities. Predix’s clinical-stage drug candidates are:
      PRX-00023. Predix is developing PRX-00023 for the treatment of anxiety and depression. PRX-00023 is a novel, long acting, highly selective, small-molecule stimulator, or agonist, of a specific GPCR known as 5-HT1A. Predix’s initial therapeutic focus for PRX-00023 has been on the treatment of generalized anxiety disorder. Enrollment of patients was completed in May 2006 for the first of at least two pivotal Phase III trials with PRX-00023 for the treatment of generalized anxiety disorder. Predix originally submitted the protocol for this trial to the FDA in June 2005 and subsequently submitted the statistical analysis plan for this trial to the FDA in August 2005. The protocol design and endpoints were deemed acceptable by the FDA in August 2005 and the statistical analysis plan was deemed acceptable by the FDA in November 2005. The ongoing Phase III trial follows a standard design for testing drug candidates for generalized anxiety disorder: patients with moderate-to-severe generalized anxiety disorder are randomized to either placebo or PRX-00023 for eight weeks. The primary endpoint is the change in the severity of the generalized anxiety disorder (measured by an FDA-accepted scale) at week eight in the PRX-00023 arm versus the placebo arm. Because the clinical development path of other 5-HT1A agonists in psychiatric disorders was well-established, and the mechanism of action of PRX-00023 had been validated in the clinic with other agents, Predix moved rapidly into this first pivotal Phase III clinical trial after it had completed an open-label Phase IIa trial in generalized anxiety disorder patients in July 2005. PRX-00023 was well tolerated at the two doses given orally once per day over this four week Phase II trial, with an acceptable adverse event profile. There were no serious adverse events and no patient discontinuations due to drug-related adverse events. In addition, results indicated that PRX-00023 given for four weeks significantly lowered measures of anxiety from baseline. These results are based on a small number of patients in an early-stage clinical trial and are not necessarily predictive of results in later-stage clinical trials with larger and more diverse patient populations. Predix intends to initiate clinical development of PRX-00023 for the treatment of depression in the future, and expects to be able to rely on the clinical trials completed to date for PRX-00023 and begin clinical development for a depression indication with Phase II clinical trials. To date, there have been no serious adverse events associated with treatment in more than 200 subjects who have received PRX-00023. Predix currently intends to seek a collaboration to develop PRX-00023 for depression, but may initiate such Phase II clinical trials in depression independently if circumstances allow. If Predix does enter into a collaboration with respect to PRX-00023, it is possible that any such collaboration will involve both the generalized anxiety disorder and depression indications.
      PRX-03140. Predix is developing PRX-03140 for the treatment of Alzheimer’s disease. PRX-03140 is a novel, highly selective, small-molecule agonist of a specific GPCR known as 5-HT4. Predix completed a Phase Ib clinical trial in Alzheimer’s disease patients with PRX-03140 in September 2005. PRX-03140 was well tolerated in this trial and also in two additional Phase I clinical trials in healthy adult and elderly volunteers. In the 14-day Phase Ib clinical trial in patients with mild-to-moderate Alzheimer’s disease, treatment with PRX-03140 resulted in changes in brain wave activity in these patients that are consistent with those seen in clinical trials with currently approved drugs for Alzheimer’s disease. In the Phase I clinical trials, PRX-03140 caused an expected, dose-dependent, transient increase within normal levels of a hormone known to be linked to 5-HT4 stimulation, consistent with the effects of other 5-HT4 agonists. In several pre-clinical animal models, PRX-03140 also enhanced cognition and exhibited trends towards reduced levels of beta amyloid, or Ab, and increased levels of the non-amyloidogenic alpha-secretase form of soluble amyloid precursor protein, or sAPPa, proteins thought to be associated with Alzheimer’s disease progression. In addition, in a pre-clinical animal model of cognition, PRX-03140 demonstrated synergistic activity when combined with an acetylcholinesterase inhibitor. These results are based on pre-clinical animal studies and a small number of patients in Phase I clinical trials and are not necessarily predictive of results in later-stage clinical trials with larger and more diverse patient populations. Predix expects to initiate a Phase IIa trial of PRX-03140 alone or in combination with an acetylcholinesterase inhibitor in patients with Alzheimer’s disease in the second half of 2006.
      PRX-08066. Predix is developing PRX-08066 for the treatment of pulmonary arterial hypertension and pulmonary hypertension associated with chronic obstructive pulmonary disease. Pulmonary arterial hypertension is a serious, often fatal cardiovascular disease characterized by elevation of pulmonary blood pressure and progressive thickening and narrowing of the blood vessels of the lungs, often leading to heart failure. PRX-08066 is a novel, highly selective, small-molecule inhibitor, or antagonist, of a specific GPCR known as 5-HT2B. Predix has completed three Phase I clinical trials of PRX-08066 in healthy volunteers, including a Phase Ib clinical trial in athletes conditioned to exercise at high altitudes with pulmonary hypertension that has been induced by a reduction in the level of inhaled oxygen. Preliminary results from the Phase Ib trial indicate that PRX-08066 caused a statistically significant reduction in the increase in systolic pulmonary blood pressure observed during exercise in volunteers breathing low oxygen, compared to placebo. In the two earlier Phase I trials as well as the Phase Ib trial, PRX-08066 was well-tolerated, with data supporting once or twice daily oral dosing. Predix expects to initiate a Phase IIa trial of PRX-08066 in patients with pulmonary hypertension associated with chronic obstructive pulmonary disease in the second half of 2006.
      PRX-07034. Predix commenced a Phase I clinical trial for PRX-07034 on June 2, 2006. Predix is developing PRX-07034 for the treatment of obesity as well as cognitive impairment (associated with Alzheimer’s disease or schizophrenia). PRX-07034 is a novel, highly selective, small-molecule antagonist of a specific GPCR known as 5-HT6. In pre-clinical animal models of obesity, this drug candidate has demonstrated positive effects on the reduction of both food intake and body weight. It has also exhibited cognitive-enhancing properties in pre-clinical animal models of memory impairment.
      Predix also has ongoing GPCR and ion channel programs in modeling, discovery and lead optimization stages for the treatment of obesity, cardiac arrhythmia, cancer, inflammatory diseases, pain and cystic fibrosis.
      Predix currently retains worldwide commercial rights to all of its current clinical and pre-clinical drug candidates. Predix’s strategy is to establish strategic collaborations with leading pharmaceutical and biotechnology companies to further develop and commercialize certain of its drug candidates.
G-Protein Coupled Receptors and Ion Channels as Drug Targets
      Of the top 50 selling drugs worldwide, as identified by IMS Health, Predix believes that nearly 40% interact with G-Protein Coupled Receptors, or GPCRs; or ion channels as their target proteins. These classes of drugs include Zyprexa for the treatment of schizophrenia, Plavix for the reduction of thromboembolic events (e.g., heart attack, stroke) and Norvasc for the treatment of hypertension. Most major therapeutic areas are served to some degree by drugs that target these proteins, making GPCRs and ion channels attractive targets for drug discovery.
      GPCRs convert signals received from the outside of the cell into biological processes inside the cell. A variety of well-known biological molecules, including neurotransmitters and hormones, can bind to GPCRs and trigger cellular processes involved in health and disease. The following figure shows the structure of a typical GPCR, highlighting its seven membrane-spanning (i.e., transmembrane) regions embedded in, and their orientation within, the cell membrane. These transmembrane regions are known to be important for GPCR-targeted drug binding, and Predix believes that most GPCR-based drugs bind primarily in a cleft where the transmembrane regions face towards the outside of the cell.

      Ion channels are transmembrane proteins that form pores in the cell membrane through which ions can pass. Ion flow through ion channels can trigger a number of biological processes, including electrical conduction in nerves and the heart, modulation of cell-to-cell communication and regulation of fluid balance. The following figure shows the structure of a typical ion channel, highlighting how the protein forms a pore in the cell membrane through which ions pass.
Complexities of Traditional G-Protein Coupled Receptor and Ion Channel Drug Discovery
      Drug discovery for G-Protein Coupled Receptors, or GPCRs, and ion channels has historically been a long and costly process, due to insufficient structural information for these targets which, if available, could guide rational drug discovery and optimization. Lacking reliable understanding of the three-dimensional, or 3D, structures of these membrane proteins, scientists have used a variety of experimental methods to discover GPCR and ion channel-targeted drugs. The most common approach for GPCR drug discovery has been high-throughput screening using genetically engineered cells that show a fluorescent marker when GPCR pathways are activated. This technique allows scientists to indirectly assess the activity of hundreds of thousands of compounds in hopes of identifying those that have affinity for a GPCR target. Screening compounds for their effects on ion channels primarily involves laborious measurements of the change in electric current passing through the channels.
      While these strategies have yielded some success, they are both time-intensive and costly, and are poorly suited for the lead optimization stage in drug discovery, where promising compounds, or leads, are chemically manipulated in an attempt to improve their drug-like properties (e.g., increasing absorption, increasing half-life) while maintaining or improving affinity for the target protein. The number of changes that are made to a lead compound during optimization is typically substantial. However, because very few structures of GPCRs or ion channels are available, medicinal chemists have difficulties making rational, structure-guided modifications to lead compounds and, therefore, hundreds to thousands of compounds derived from the lead compound typically are synthesized and tested during lead optimization. Nevertheless, many of the currently available FDA-approved GPCR or ion channel-targeted drugs bind to off-target membrane proteins, which Predix believes may contribute to their adverse side effect profiles.
      Over the last two decades, experimental techniques to determine protein structure, such as X-ray crystallography and nuclear magnetic resonance have evolved and are commonly used for structure-based drug discovery. Crystallography requires the expression, purification and crystallization of the target protein, and then uses analysis of diffracted X-rays to determine its structure. While crystallization works well in an aqueous (i.e., water-based) environment, it has not been effectively optimized for the hydrophobic (i.e., water-repelling) environment of the cell membrane, where GPCRs and ion channels are situated. Nuclear magnetic resonance has the advantage of measuring proteins in their native or functional state dissolved in solution without the need for crystallization. However, because GPCRs and ion channels are membrane-embedded, they can not be dissolved into solution in their native state, preventing nuclear magnetic resonance from being used to determine their functional structures.

      To supplement these experimental approaches, a method known as homology modeling is often used to determine protein structure in silico based on similarity to known protein structures. However, this method is limited for GPCR and ion channel proteins because few structures of these membrane-bound targets have actually been determined. The one GPCR structure that has been determined experimentally is a receptor for light in the eye that does not use a biological molecule as its activator. This structure therefore has little relevance to the druggable GPCRs in humans.
      More advanced methods of in silico modeling have also been developed to create 3D representations of GPCRs and ion channels. These models are built based on the experimental knowledge from known drugs or ligands with specific amino acids of the protein. For example, the basic portions of a drug will interact with an acidic amino acid. Amino acids from the protein are then oriented in space to mimic each of these interactions, thus creating 3D models of binding and/or non-binding interactions. Once created, these models are used to “dock” potential drug candidates and prioritize the synthesis and testing of compounds.
Predix’s G-Protein Coupled Receptor and Ion Channel Drug Discovery Technology and Approach
      Predix believes that its proprietary drug discovery technology and approach, based on structure of the target protein and other off-target proteins, can address many of the challenges that have hindered G-Protein Coupled Receptor, or GPCR, and ion channel drug discovery. Using its proprietary algorithms, Predix models the 3D structure of most GPCRs from its primary amino acid sequence. Predix utilizes known experimental data about the target and can incorporate known drug structures into an in silico representation of the 3D structure. Predix’s technology enables it to explore the possible structural geometries of most types of GPCR and ion channel target proteins, taking into account specific interactions between the protein and the membrane, as well as specific interactions within the protein itself.
      Predix uses these structures of the target GPCR or ion channel together with other off-target structures and predictive algorithms to discover and optimize highly selective drugs with anticipated favorable side effect profiles. By implementing its proprietary modeling and optimization technology along with commercially available predictive models, Predix believes that it can:

•	incorporate greater selectivity into its drug candidates by examining the interaction of suggested compounds with its structures in silico, and eliminating those that may have affinity for other proteins, which Predix believes will result in drug candidates with favorable side effect profiles;

•	identify some potential safety, pharmacokinetics (i.e., the determination of how much of a drug is absorbed, distributed, metabolized and eliminated by the body) and toxicology issues through in silico predictions prior to Predix’s medicinal chemists synthesizing and testing actual compounds; and

•	synthesize approximately 10-30 fold fewer compounds than in traditional GPCR or ion channel lead optimization programs by adopting structure-based (i.e., rational) lead optimization strategies and evaluating compounds in silico prior to the synthesis of actual compounds, effectively reducing the cycle time for the historically longest phase of drug discovery.
      Predix believes that its ability to achieve success in drug discovery and optimization was first demonstrated in its anxiety and depression program, targeting the GPCR known as 5-HT1A. Predix’s initial lead compound identified from in silico screening had good affinity for 5-HT1A but was problematic due to its high affinity for the off-target GPCRs named the alpha-adrenergic receptors type 1 and 2, which are believed to be associated with hypotension and lightheadedness. During the first cycle of lead optimization, Predix determined the structure of these off-target GPCRs, studied the interaction of its lead compound with these structures, and then modified its compound to reduce affinity for the off-target GPCRs while maintaining affinity for the target. Predix accomplished this goal within 15 compounds synthesized and in less than two months.

      The next challenge Predix faced in lead optimization was reducing affinity for a specific potassium ion channel protein named hERG that has been linked to drug-induced cardiac arrhythmia. In the second round of lead optimization, starting from the 15th molecule, Predix created an in silico structure of the hERG ion channel and modified its compound to reduce affinity for this ion channel. Using its proprietary technology and approach, Predix was able to maintain a good drug-like profile and resolve the hERG issue, and Predix nominated its 23rd synthesized compound, PRX-00023, as its drug candidate. PRX-00023 is now Predix’s lead clinical-stage drug candidate, currently in the first of at least two pivotal Phase III trials for the treatment of generalized anxiety disorder.
      Although Predix’s drug discovery capabilities and approach have not been applied to all types of GPCRs or ion channels that are targeted for therapeutics, Predix believes that its technology and approach to drug discovery is applicable to most types of GPCRs and ion channels.
Predix’s Strategy
      Predix intends to become a leader in the discovery, development and commercialization of novel small-molecule drugs that target G-Protein Coupled Receptors, or GPCRs, and ion channels to address disease areas with significant unmet medical need and commercial potential. Key elements of its strategy are as follows:
      Maximize commercial and shareholder value of Predix’s drug candidates. Predix has retained worldwide commercial rights to all of its current clinical and pre-clinical drug candidates. Predix currently intends to retain marketing and sales or co-promotion rights for drug candidates that receive market approval for indications in which it believes it is possible to access the market through a specialized sales force. Predix expects to establish strategic collaborations with leading pharmaceutical and biotechnology companies to further develop and commercialize certain of its drug candidates, particularly for indications in which large sales forces are required to access the market, as well as with respect to markets outside the United States.
      Capitalize on the commercial potential of Predix’s lead drug candidate, PRX-00023. Predix intends to focus on the clinical development of PRX-00023 for the treatment of anxiety initially and subsequently depression, both of which are disease indications with a large commercial opportunity. Predix is currently focusing its development efforts on the treatment of generalized anxiety disorder, with the first of at least two pivotal Phase III clinical trials currently ongoing for PRX-00023 in this indication. Initial results are expected in the second half of 2006. Predix will need additional funding to further develop and commercialize PRX-00023 for the treatment of generalized anxiety disorder, and may seek to establish a collaboration with respect to this indication. Predix expects to be able to rely on the clinical trials completed to date for PRX-00023 and begin clinical development for a depression indication with Phase II clinical trials. Predix currently intends to seek a collaboration to develop PRX-00023 for depression, but may initiate such Phase II clinical trials in depression independently if circumstances allow. If Predix does enter into a collaboration with respect to PRX-00023, it is possible that any such collaboration will involve both the generalized anxiety disorder and depression indications.
      Continue to advance Predix’s additional clinical-stage programs. Predix plans to continue to develop PRX-03140 for the treatment of Alzheimer’s disease and PRX-08066 for the treatment of pulmonary hypertension. Predix completed a Phase Ib clinical trial with PRX-03140 in Alzheimer’s disease patients in September 2005 and expects to initiate a Phase IIa clinical trial in this patient population in the second half of 2006. Predix also completed a Phase Ib clinical trial with PRX-08066 in March 2006, and expects to initiate a Phase IIa clinical trial of PRX-08066 in chronic obstructive pulmonary disease patients with pulmonary hypertension in the second half of 2006. In addition, on June 2, 2006, Predix commenced a Phase I clinical trial of its PRX-07034 drug candidate for the treatment of obesity and cognitive impairment (associated with Alzheimer’s disease and schizophrenia).
      Advance and continue to expand Predix’s pipeline of novel drug candidates to address unmet and/or underserved medical needs. To minimize the risks inherent in drug discovery and development, Predix intends to continue to focus its efforts on discovering drug candidates for GPCR and ion channel drug targets whose role in disease has already been demonstrated in clinical trials or pre-clinical studies. Predix believes that the breadth of its capabilities in GPCR and ion channel drug discovery will enable it to continue expanding its pipeline of novel, small-molecule drug candidates.
Predix’s Drug Development Programs
      Through its G-Protein Coupled Receptor, or GPCR, and ion channel drug discovery expertise, Predix has created a pipeline of drug candidates designed to address diseases with significant unmet medical needs and commercial potential across a range of therapeutic areas. The following chart summarizes the status of Predix’s product pipeline, including its clinical-stage drug candidates:

*	Clinical development of PRX-00023 for a depression indication has not been initiated. Predix expects to be able to rely on the clinical trials completed to date for PRX-00023 to begin clinical development for a depression indication with Phase II clinical trials. Predix currently intends to seek a collaboration to develop PRX-00023 for depression, but may initiate such clinical trials in depression independently if circumstances allow.
PRX-00023 for Anxiety and Depression
      PRX-00023 is a novel, highly selective, small-molecule 5-HT1A agonist that Predix is developing for the treatment of anxiety and depression. The initial therapeutic focus for PRX-00023 is on the treatment of generalized anxiety disorder, and PRX-00023 is currently in the first of at least two pivotal Phase III trials for the treatment of this disorder. As required by the FDA guidelines for the treatment of chronic disorders, at least two pivotal Phase III trials will be required for the full efficacy claim. Enrollment of patients for the first pivotal Phase III trial was completed in May 2006, and initial results are expected in the second half of 2006. Because the clinical development path of other 5-HT1A agonists in psychiatric disorders was well-established, and the mechanism of action of PRX-00023 had been validated in the clinic with other agents, following consultation with the FDA Predix moved rapidly into this first pivotal Phase III clinical trial after it had completed a Phase IIa open-label trial in generalized anxiety disorder patients in July 2005. Three Phase I clinical trials for PRX-00023 in healthy volunteers have also been completed. To date, there have been no serious adverse events associated with treatment in more than 200 subjects who have received PRX-00023.

Disease and Market Overview
      Anxiety and depression are the most prevalent mental illnesses in the United States. Generalized anxiety disorder is characterized by excessive and unrealistic anxiety about everyday events and can be accompanied by restlessness, irritability and difficulty concentrating. As a result of the excessive, uncontrollable worry about common daily events, generalized anxiety disorder can significantly impair one’s ability to function. According to the U.S. National Institute of Mental Health, an estimated four million adult Americans suffer from generalized anxiety disorder. In 2003, approximately $3 billion was spent on drug therapy worldwide to treat anxiety disorders, according to Espicom. Depression covers a variety of symptoms, including extreme sadness, sluggishness and sleep and appetite disturbance. Depressive disorders affect nearly 19 million adult Americans, according to the U.S. National Institute of Mental Health. In 2004, an estimated $15.9 billion was spent on drug therapy worldwide to treat depression, according to Espicom.
      Anxiety and depression are generally linked to abnormal regulation of neurotransmitters in the brain, including serotonin (5-HT), glutamate, noradrenaline and gamma-amino butyric acid. Neurotransmitters are chemicals in the brain that either excite or inhibit neural function. Generalized anxiety disorder and depression are often present together, and most patients are treated with the same drugs. The most commonly used therapies for anxiety and depression are selective serotonin reuptake inhibitors, or SSRIs, and the more recently developed serotonin noradrenaline reuptake inhibitors, or SNRIs. SSRIs selectively block the reuptake of 5-HT from the synapse of brain neurons, thereby increasing brain 5-HT concentrations. SNRIs inhibit the reuptake of noradrenaline as well as 5-HT. These drugs are thought to exert their effects by increasing neurotransmitter availability and transmission.
      A recent study using gene knockout mice published in the journal Science showed that the increased 5-HT availability with SSRI treatment results in beneficial mood and behavior effects mainly through stimulation of 5-HT1A, one of the 14 known 5-HT G-Protein Coupled Receptor, or GPCR, subtypes. However, because SSRIs and SNRIs increase 5-HT levels in the brain, they can potentially stimulate the other thirteen 5-HT GPCR subtypes, some of which are believed to lead to the adverse side effects associated with these drugs, including sexual dysfunction, weight changes and sleep disorders.
      Benzodiazepines, such as Valium, are a chemical class of drugs that are often prescribed for the short-term relief of generalized anxiety disorder. However, these sedating agents are controlled substances because of their addictive properties, and can be lethal when used in combination with alcohol.
      Buspirone is an azapirone 5-HT1A agonist approved by the FDA for the treatment of generalized anxiety disorder, and it has been available in the United States since 1986 as BuSpar, marketed by Bristol-Myers Squibb, and generic equivalents. While buspirone does not have the sexual dysfunction side effects common with SSRIs, or the addictive and sedative properties of benzodiazepines, this drug must be taken three times a day, requires approximately three weeks of dose adjustment (known as titration) to reach therapeutic levels, and may cause lightheadedness and nausea, which are believed to be due to its affinity for off-target GPCRs.
      Several other 5-HT1A agonists have shown efficacy in clinical trials in depression. However, most of these drugs belong to a chemical class of drugs called azapirones, and their development has been hindered by:

•	poor tolerability at therapeutic doses;

•	rapid metabolism, resulting in a short half-life and, therefore, requiring multiple daily dosing; and

•	the requirement of slow dose escalation to effective doses because of nausea and lightheadedness, which are side effects of azapirones believed to be due in part to their binding to off-target GPCRs.
      Predix believes that there exists a significant unmet need and commercial opportunity for a once daily therapy for the treatment of anxiety and depression that avoids the sexual dysfunction and sleep disorders associated with SSRIs, lacks the addictive and sedative effects of the benzodiazepines, and does not have the slow onset, short half-life, and side effects of azapirones (most of which have failed in clinical development due to poor tolerability at therapeutic doses). PRX-00023 was designed as a selective, non-azapirone, 5-HT1A agonist, which Predix believes addresses these needs.

PRX-00023
      Using its proprietary structure-based drug discovery technology and approach, Predix discovered, optimized and is developing PRX-00023, a novel, non-azapirone, long acting, highly selective, small-molecule 5-HT1A agonist for the treatment of anxiety and depression. Predix designed PRX-00023 to have minimal affinity for the GPCRs associated with the side effects of 5-HT1A agonists that are in the azapirone chemical class, to not bind to the 5-HT receptors that are believed to be associated with the side effects of SSRIs and SNRIs, and to have a more convenient dosing profile (i.e., a longer half-life) than azapirones. Three Phase I clinical trials for PRX-00023 have been completed in 110 healthy volunteers. The initial therapeutic focus for PRX-00023 has been on the treatment of generalized anxiety disorder, and PRX-00023 is currently in the first of at least two pivotal Phase III trials for the treatment of this disorder. Enrollment for this trial was completed in May 2006. Initial results are expected in the second half of 2006. Predix completed an open-label Phase IIa clinical trial of PRX-00023 in generalized anxiety disorder patients in July 2005.

Phase III Clinical Trial
      This clinical trial is a randomized, placebo-controlled, double-blind, multi-center Phase III trial involving approximately 310 subjects with moderate-to-severe generalized anxiety disorder. Predix originally submitted the protocol for this trial to the FDA in June 2005 and subsequently submitted the statistical analysis plan for this trial to the FDA in August 2005. The protocol design and endpoints were deemed acceptable by the FDA in August 2005 and the statistical analysis plan was deemed acceptable by the FDA in November 2005. The protocol provides for patients to be randomized into one of two arms, consisting of approximately 155 patients each: a PRX-00023 treatment arm, in which patients receive a dose of 40 milligrams, or mg, administered once daily over a three-day period followed by an 80 mg oral dose once daily for a total of eight weeks; or a placebo arm. The primary objectives in this trial are to evaluate the efficacy of PRX-00023 as measured by the change from baseline in the Hamilton Rating Scale for Anxiety, or HAM-A, and to assess the safety and tolerability of PRX-00023 during treatment of patients with generalized anxiety disorder. The HAM-A scale is a subjective measure of the severity of anxiety, and is the FDA accepted standard for the evaluation of anti-anxiety activity. It is used in all pivotal trials of drug candidates for the treatment of generalized anxiety disorder. The HAM-A is administered by the clinician who evaluates the patient on 14 anxiety measures. Total score under the HAM-A scale ranges from zero to 56. Moderate-to-severe generalized anxiety disorder corresponds to a HAM-A score of more than 20, and a “normal” level of anxiety is defined as a HAM-A score of seven or less.
      The key secondary objective of the ongoing Phase III trial is to assess the efficacy of PRX-00023 in patients with generalized anxiety disorder as measured by the change from baseline in the Clinical Global Impression Improvement score, or CGI-I. Several other metrics will be evaluated as exploratory secondary endpoints, including responder rate, remission rate, the effect of PRX-00023 on the Sheehan Disability scale (an indicator of difficulties with work/school, family life and social life), its effect on the Montgomery Asberg Depression Rating Scale, its effect on the Hospital Anxiety and Depression Scale, or HADS, its effect on sexual function, and the presence of withdrawal symptoms, if any, after cessation of drug therapy. Initial results from this trial are expected to be available in the second half of 2006.
      Predix intends to initiate at least one additional pivotal Phase III trial for PRX-00023 in generalized anxiety disorder. Predix will need additional funding to further develop and commercialize PRX-00023 for the treatment of generalized anxiety disorder, and may seek to establish a collaboration with respect to this indication. Predix also intends to initiate clinical development of PRX-00023 for the treatment of depression in the future, and expects to be able to rely on the clinical trials completed to date for PRX-00023 and begin clinical development for a depression indication with Phase II clinical trials. Predix currently intends to seek a collaboration to develop PRX-00023 for depression, but may initiate such

Phase II clinical trials in depression independently using a similar dosing scheme to that described above if circumstances allow. If Predix enters into a collaboration with respect to PRX-00023, it is possible that any such collaboration will involve both the generalized anxiety disorder and depression indications. Predix does not currently have any agreement or arrangement with respect to any collaboration involving PRX-00023.
      Additionally, Predix is planning to develop a commercial formulation of PRX-00023, but is conducting its trials of PRX-00023 with an unformulated version of the drug candidate. In addition, the clinical path of PRX-00023 may be delayed because Predix has less clinical data and clinical experience with PRX-00023 than it would have had it followed the more common practice of conducting more than one Phase II clinical trial for PRX-00023. Instead, after meeting with the FDA regarding the design, endpoints and statistical plan of the Phase III clinical trial, Predix elected to progress PRX-00023 directly into Phase III development. Predix must also submit the results of a two-year carcinogenicity study of PRX-00023 prior to its approval. Predix has not yet initiated this study and intends to conduct this study prior to submitting an NDA to the FDA.

Phase IIa Clinical Trial Results
      Predix has completed an open-label, multi-center, outpatient Phase IIa clinical trial in 20 patients with moderate-to-severe generalized anxiety disorder (i.e., a HAM-A score of 20 or higher at the initial screening). In this trial, following a one-week single-blinded placebo run in period (where patients did not know they were receiving placebo), PRX-00023 was administered to patients in doses of 40 mg once daily orally for four days, followed by 80 mg once daily orally for 10 days and then 120 mg once daily orally for 14 days. The primary objective in this trial was to assess the safety and tolerability of PRX-00023 during short-term treatment of patients with generalized anxiety disorder. The secondary objectives were to evaluate the efficacy of PRX-00023 using standard assessment tests such as HAM-A, to evaluate the effect of PRX-00023 on remission of anxiety and to assess the effect of PRX-00023 on the change of the Profile of Mood State score, or POMS, from baseline.
      Results from this Phase IIa clinical trial show that PRX-00023 was well tolerated at 80 mg and 120 mg daily, with slightly more adverse events and the only adverse event (i.e., irritability) rated severe in intensity seen at the 120 mg dose. The most frequently reported adverse event was flu-like symptoms, occurring in three patients. There were no serious adverse events and only one patient discontinuation, which was due to an adverse event that was deemed by the treating physician not to be related to PRX-00023. In comparison, a previously reported four week Phase II clinical trial of the 5-HT1A agonist ipsapirone in generalized anxiety disorder patients showed a discontinuation rate due to severe adverse events of 31% in the high dose treatment group. In Predix’s Phase IIa clinical trial of PRX-00023, there was no record of any sexual dysfunction adverse events, no documented withdrawal symptoms following cessation of PRX-00023 dosing, and there were no significant changes with treatment of PRX-00023 in laboratory parameters, electrocardiograms or vital signs.
      Although there was no comparator treatment in this trial, the results indicate that PRX-00023, given for four weeks, substantially lowered measures of anxiety from baseline values, including the HAM-A total score, HAM-A psychic subscale score, CGI-I score and HADS score. Predix’s analysis of HAM-A scores showed that 13 of 19 patients, or 68%, were “responders,” with a reduction in their HAM-A score of at least 40% and also showed that 9 of 19 patients, or 47%, had a reduction in their HAM-A score of at least 50%. This response rate is consistent with that reported in clinical development with the active drugs escitalopram (Lexapro), venlafaxine (Effexor), paroxetine (Paxil), buspirone (BuSpar), and diazepam (Valium) in an anxiety patient population. This response rate is also higher than the response rates to placebo in generalized anxiety disorder trials, which is on average approximately 30%, as reported in the May 2005 issue of the journal Psychological Medicine.
      Predix’s analysis also showed that six of 19 patients, or 32%, experienced “remission” of anxiety (i.e., a return to normal function), with a reduction in HAM-A score to seven or less during treatment with PRX-00023. This finding is consistent with that observed with drugs that affect the serotonin system, as shown recently in generalized anxiety disorder trials with the SSRIs escitalopram and paroxetine. In addition, results indicated that while there was further improvement in response from week two to week four, the majority of anti-anxiety effects of PRX-00023 occurred in the first two weeks of treatment, when patients were dosed with 80 mg per day. This finding suggests that PRX-00023 may have a relatively rapid onset of action compared to that of SSRIs used to treat generalized anxiety disorder.
      These results are based on a small number of patients in an early-stage clinical trial and are not necessarily predictive of results in later-stage clinical trials with larger and more diverse patient populations.

Phase I Clinical Trial Results
      Predix has completed three Phase I clinical trials of PRX-00023 in a total of 110 healthy volunteers to evaluate the tolerability and pharmacokinetics of PRX-00023. These Phase I clinical trials included randomized, placebo-controlled, double-blind, single and 28-day multiple-dose escalation trials, as well as a food effect and high dose trial in healthy volunteers. The results of these trials of PRX-00023 suggested pharmacokinetic properties suitable for once daily oral therapy with a half-life of ten to 14 hours, and no serious adverse events were associated with treatment. In addition, there were no clinically meaningful changes in any clinical laboratory tests, vital signs or electrocardiograms during these Phase I trials.
      In addition, 5-HT1A agonists of several chemical classes are known to induce the transient, low-level release of the hormone prolactin, which is made in the brain. While such hormonal increases have not been reported to cause side effects, increases in prolactin levels can be measured as a surrogate marker of 5-HT1A stimulation in the brain. In all three of its Phase I clinical trials, Predix measured plasma prolactin levels as a surrogate marker for 5-HT1A activity following administration of PRX-00023. Measurable, dose-dependent increases in prolactin levels were found at doses greater than 10 mg. Prolactin increases with administration of 40 mg of PRX-00023 were comparable to those measured with the highest FDA-approved dose of buspirone administered (30 mg); in both cases, prolactin levels returned to baseline within six hours, showing the transient nature of this hormonal response to 5-HT1A stimulation. Doses of PRX-00023 between 60 mg and 90 mg showed maximal stimulation of prolactin with or without food; higher doses produced no additional prolactin. Predix believes that this finding demonstrates PRX-00023 activity through the 5-HT1A receptor and indicates that doses between 60 mg and 90 mg can mediate optimal biological activity. Whether this biological activity will translate directly into clinical activity is not known. Doses as high as 150 mg once daily have been achieved without significant side effects; a maximum tolerated dose has not been determined to date.
      In the 28-day multiple-dose Phase I clinical trial, Predix also administered a POMS survey, and observed trends in tension/anxiety and anger/hostility items that were consistent with an anti-anxiety drug.
      These results are based on a small number of patients in early-stage clinical trials and are not necessarily predictive of results in later-stage clinical trials with larger and more diverse patient populations.
PRX-03140 for Alzheimer’s Disease
      PRX-03140 is a novel, highly selective, small-molecule 5-HT4 agonist that Predix is developing for the treatment of Alzheimer’s disease. PRX-03140 is being developed to provide improved cognition and to slow Alzheimer’s disease progression. Predix completed a 14-day multiple-dose Phase Ib clinical trial with PRX-03140 in patients with mild-to-early moderate Alzheimer’s disease in September 2005. Predix has also completed a multiple-dose Phase I clinical trial in healthy volunteers and a single-dose escalation Phase Ia clinical trial in healthy volunteers, including one cohort of healthy elderly volunteers. To date, there have been no serious adverse events associated with treatment with PRX-03140.

Disease and Market Overview
      Alzheimer’s disease is a debilitating neurodegenerative disorder characterized by progressive loss of memory and cognitive function, affecting 4.5 million Americans according to the Alzheimer’s Association, and over 9 million worldwide according to the Alzheimer’s Disease International Association. The U.S. National Institute of Aging estimates that about 5% of the population aged 65-74 and as many as 50% of those over age 85 have the disease. According to U.S. Census data, the 65 and older population will double over the next 25 years, to over 70 million, when the youngest post-World War II baby boomers turn older than 65. A recent study in the journal Neurology showed that this growth in the elderly population is expected to result in a 44% average increase in Alzheimer’s disease patients in the United States by 2025. The global market for Alzheimer’s disease drugs is growing rapidly, from $3 billion in 2004 to nearly $7 billion expected in 2010, as estimated by Espicom.
      Patients with Alzheimer’s disease exhibit a marked reduction in the function of neurons that produce various neurotransmitters, particularly acetylcholine, or ACh. ACh is a critical neurotransmitter in the brain that regulates memory and learning. Progressive loss of function of the neurons in memory-related areas and alteration in other mental abilities occurs, leading to difficulties in making judgments and in carrying out daily activities, eventually resulting in the loss of speech and movement.
      Three out of the four approved drugs for Alzheimer’s disease in the United States are acetylcholinesterase inhibitors, which exert their effect by blocking the enzyme that degrades ACh, thereby maintaining brain levels of this key neurotransmitter, provided that neurons are functioning sufficiently to produce enough ACh (the other approved drug is an antagonist of an ion channel known as the NMDA glutamate receptor that protects against this protein becoming overexcited by glutamate, but which also allows for normal neuron function). Although the acetylcholinesterase inhibitors and the NMDA antagonist provide short-term improvements in cognition and memory, as neuronal function declines in Alzheimer’s disease, they lose activity. In addition, acetylcholinesterase inhibitors can cause significant peripheral side effects, including nausea, vomiting, dry mouth, urinary dysfunction, anxiety and diarrhea, believed to be due to increases in ACh levels in peripheral organs. These peripheral side effects limit the doses which can be administered to patients with Alzheimer’s disease.
      Predix believes that there is strong clinical interest and significant potential market opportunity in developing Alzheimer’s disease drugs which increase the production of ACh in the brain without affecting the levels of ACh in the peripheral organs.
      Recent published studies by pharmaceutical companies and academic groups suggest that stimulation of a specific G-Protein Coupled Receptor in the brain known as 5-HT4 may provide both improvement in cognition and memory and could potentially slow disease progression as follows:

Improvement in cognition and memory

•	5-HT4 stimulation has been shown in pre-clinical studies to increase ACh levels in the brain by stimulating its release and/or production. 5-HT4 stimulation also has been shown in animal models to improve cognitive function.

•	5-HT4 stimulation has been shown in animal models to overcome abnormal cognitive function induced by other agents that block ACh function, suggesting that 5-HT4 stimulation leads to an increase in ACh production and/or release specifically in the brain.

•	This mechanism may be complementary to that of acetylcholinesterase inhibitors. It has been demonstrated in pre-clinical models of Alzheimer’s disease by Predix and other groups that cognition may be enhanced by either using a 5-HT4 agonist as monotherapy or in combination with acetylcholinesterase inhibitors.

Slowing disease progression

•	Amyloid precursor protein, or APP, is a protein that can be cut into smaller molecules which can stimulate Ab plaque-forming or non-plaque-forming signaling cascades, or pathways.

•	5-HT4 stimulation may promote a pathway in APP regulation thought to be non-plaque forming.

•	By activating this pathway, 5-HT4 stimulation has been shown in animal models to reduce the plaque-forming Ab isoforms of APP.
      Predix believes that there exists a significant unmet need and commercial opportunity for a therapy for Alzheimer’s disease that improves cognition alone or in combination with acetylcholinesterase inhibitors, and which has the potential to slow disease progression. PRX-03140 was designed as a selective 5-HT4 agonist, which Predix believes addresses these needs and may be devoid of many of the peripheral side effects common with most agents currently used to treat Alzheimer’s disease.

PRX-03140
      Using its proprietary structure-based drug discovery technology and approach, Predix discovered, optimized and is developing PRX-03140, a novel, highly selective, small-molecule 5-HT4 agonist for the treatment of Alzheimer’s disease. PRX-03140 has demonstrated cognition improvement and memory enhancement, along with potential neuroprotective and disease-modifying effects, in multiple pre-clinical models in several animal species. In these in vivo studies, PRX-03140 increased ACh levels, resulting in enhanced memory and cognition, and also exhibited trends towards reduced Ab plaque levels and increased sAPPa levels, demonstrating the potential to slow disease progression. In addition, PRX-03140 also affected the neuroprotective growth factors called NGF and BDNF. Predix believes that PRX-03140 will be used in the clinic as either monotherapy or in combination with the acetylcholinesterase inhibitors that are approved for Alzheimer’s disease. In a pre-clinical animal model of cognition, PRX-03140 demonstrated synergistic activity when combined with the acetylcholinesterase inhibitor galantamine (Razadyne).
      Predix completed a 14-day Phase Ib clinical trial in patients with mild-to-early moderate Alzheimer’s disease with PRX-03140 in September 2005. Predix has also completed a 14-day, multiple-dose Phase I clinical trial in healthy volunteers and a single-dose escalation Phase I clinical trial in healthy volunteers, including one cohort of healthy elderly volunteers.

Planned Phase IIa Clinical Trial
      Predix is currently designing an initial Phase IIa clinical trial of PRX-03140 for the treatment of Alzheimer’s patients based on the tolerability and pharmacokinetic results from the three Phase I clinical trials. Predix expects to initiate this trial in the second half of 2006. Predix may conduct this Phase IIa clinical trial and other clinical trials for PRX-03140 independently or, if conditions at the time favor or require, Predix may seek to establish a collaboration with a leading pharmaceutical or biotechnology company. Predix does not currently have any agreement or arrangement with respect to any such collaboration.

Phase Ib Clinical Trial
      Predix completed a 14-day Phase Ib clinical trial of PRX-03140 in mild-to-early moderate Alzheimer’s patients to evaluate tolerability and pharmacodynamics (i.e., the determination of the processes through which a drug exerts the biological effect observed) in September 2005. PRX-03140 was well tolerated in this study, with no serious adverse events or drug-related discontinuations. Quantitative markers of brain wave activity called electroencephalograms, or EEGs, were acquired to examine the pharmacodynamic effects of PRX-03140 in the brain. In Alzheimer’s patients, the amount of slow-wave activity in the EEG, known as the theta band, is increased at rest and has been shown to be correlated with measures of Alzheimer’s severity. Results from this Phase Ib clinical trial showed that statistically significant decreases in slow-wave activity were observed with PRX-03140 treatment relative to the effect observed with placebo treatment. This finding is consistent with EEG effects previously seen in short-term clinical trials with approved drugs for Alzheimer’s disease that act to increase levels of ACh in the brain. This finding also demonstrates that PRX-03140 penetrates the human brain.
      In addition, changes in cognitive scales were monitored in this Phase Ib clinical trial, such as the Cambridge Neuropsychological Test Automated Battery, or CANTAB, Buschke memory test and Alzheimer’s Disease Assessment Scale-cognitive subscale, or ADAS-cog. No appreciable differences were noted in analyses of these cognitive function test results, which is also consistent with results from several small, short-term studies with currently approved drugs for Alzheimer’s disease, where changes in cognition require dosing from three to six months.
      Biomarkers of 5-HT4 receptor effects, such as Ab and sAPPα, were also measured in this Phase Ib study. Trends towards decreases in plasma levels of Ab, as well as increases in sAPPα, with PRX-03140 treatment relative to placebo treatment were seen. Though the trends did not reach statistical significance, the direction of change in these parameters relative to placebo treatment was similar to findings from the pre-clinical animal models. Predix believes that these data suggest that PRX-03140 could slow the progression of disease in Alzheimer’s patients. However, the FDA has not approved any agent to date with a label for slowing disease progression, and endpoints required in such studies are not clear at this time. Therefore, Predix is focusing its initial clinical development on demonstrating the cognitive improvement of PRX-03140 alone or in combination with acetylcholinesterase inhibitors.

Phase I Clinical Trial Results
      Predix has completed two Phase I clinical trials with PRX-03140 in a total of 110 healthy volunteers to evaluate its safety, tolerability and pharmacokinetics. These Phase I clinical trials were randomized, placebo-controlled, double-blind, single and multiple-dose escalation studies. The single-dose escalation study evaluated doses ranging from 5 mg to 250 mg. This study included one cohort of healthy elderly volunteers (65-80 years old). The multiple-dose escalation study evaluated daily dosing of 10 mg to 200 mg for 14 days and incorporated measurements of biomarkers for 5-HT4 agonist activity, such as aldosterone.
      The Phase I multiple-dose clinical trial results for PRX-03140 suggest pharmacokinetic properties suitable for once daily oral therapy with a half-life of nine to 13 hours. Over a dose range of up to 250 mg, which was the maximum dose tested in the single-dose escalation study, PRX-03140 was well-tolerated, and there were no serious adverse events associated with treatment with PRX-03140. Therefore, a maximum tolerated dose of PRX-03140 has not been determined. In the multiple dose trial, with doses of 200 mg taken by mouth once daily for 14 days, there were no serious adverse events. Three of the 6 volunteers taking this dose reported “vivid dreams,” which have also been reported in patients taking other drugs that increase ACh levels in the brain. In addition, because a hormone called aldosterone is known to increase in response to 5-HT4 stimulation in humans, aldosterone was measured in the Phase I trials as a surrogate marker of 5-HT4 activity. In the Phase I trials, PRX-03140 caused the expected, dose-dependent, transient increase of aldosterone within normal levels, consistent with the effects of other 5-HT4 agonists on this hormone.
      These results are based on a small number of patients in early-stage clinical trials and are not necessarily predictive of results in later-stage clinical trials with larger and more diverse patient populations.
PRX-08066 for Pulmonary Hypertension
      PRX-08066 is a novel, highly selective, small-molecule 5-HT2B antagonist that Predix is developing for the treatment of pulmonary arterial hypertension and pulmonary hypertension associated with chronic obstructive pulmonary disease. PRX-08066 is being developed to provide both symptomatic improvement and to slow disease progression. Predix has completed three Phase I clinical trials in healthy volunteers and to date, there have been no serious adverse events associated with treatment with PRX-08066. One of these clinical trials was a Phase Ib trial in athletes conditioned to exercise at high altitudes with pulmonary hypertension that was induced by breathing low levels of oxygen. Preliminary results from the Phase Ib trial indicate that PRX-08066 given twice daily caused a statistically significant reduction in the pulmonary blood pressure that is elevated during exercise at reduced oxygen levels, compared to placebo.

Disease and Market Overview
      Pulmonary arterial hypertension, is a serious, often fatal cardiovascular disease characterized by elevation of pulmonary artery blood pressure and progressive thickening and narrowing of the blood vessels of the lungs, which can lead to heart failure. Like other heart failure syndromes, symptoms of pulmonary arterial hypertension include fatigue after minimal exertion, dizzy spells, chest pain, shortness of breath and fainting. Predix believes that pulmonary arterial hypertension afflicts at least 50,000 people in the United States and 50,000 in Europe. According to Datamonitor, the global market for pulmonary arterial hypertension drugs is growing rapidly, from over $800 million in 2005 to an estimated $1.8 billion in 2010, as more patients with pulmonary arterial hypertension are diagnosed and initiated on drug therapy.
      According to Datamonitor, pulmonary hypertension is estimated to be present in approximately 15-20% of patients who have chronic obstructive pulmonary disease, a progressive lung disease affecting nearly 30 million people worldwide which is characterized by airflow obstruction that interferes with normal breathing and impairs the ability to exercise and perform daily activities. There are currently no approved drugs for the treatment of pulmonary hypertension associated with chronic obstructive pulmonary disease.
      Pulmonary arterial hypertension results from the accelerated proliferation of blood-vessel-associated smooth muscle cells that leads to the growth and thickening (i.e., constriction) of pulmonary arteries. Blood supply for the lungs is mediated by contraction of the right ventricle in the heart. The right ventricle can accommodate normal pulmonary blood pressures, but is poorly suited to tolerate the increased pulmonary pressures associated with arterial constriction that occur in pulmonary arterial hypertension. Over time, as the right ventricle loses the ability to pump blood into the hypertensive pulmonary system, the right ventricle heart muscle weakens and becomes enlarged and dilated, eventually leading to heart failure.
      Currently approved treatments for pulmonary arterial hypertension include prostacyclin analogs, an endothelin receptor antagonist and a phosphodiesterase-5 inhibitor, all of which relieve disease symptoms by reducing pulmonary artery blood pressure. Prostacyclin analogs are mainly administered by intravenous or subcutaneous infusions using complicated delivery systems or as inhalation solutions. The only endothelin receptor antagonist currently approved for the treatment of pulmonary arterial hypertension is orally administered. Endothelin receptor antagonists as a class may, however, cause liver toxicity, and the currently approved drug in this class for the treatment of pulmonary arterial hypertension requires patients to undergo monthly liver function blood tests. In addition, the prostacyclins and the endothelin receptor antagonist may not be used at optimal doses due to their lack of selectivity for pulmonary vessels, which can result in reductions in systemic blood pressure, causing patients to become lightheaded, dizzy and fatigued. Moreover, because these current treatments do not directly target pulmonary artery smooth muscle cell proliferation that occurs during pulmonary arterial hypertension, they are limited in their ability to slow progression of the disease. The long-term efficacy, maintenance dose, disease modification properties and mortality benefits of the newly approved phosphodiesterase-5 inhibitor are not yet known.
      The role of a G-Protein Coupled Receptor known as 5-HT2B in pulmonary arterial hypertension has recently been characterized, and this protein has been implicated in pulmonary arterial hypertension caused by diet drugs, whose metabolites are potent and selective activators, or agonists, of 5-HT2B. 5-HT2B receptors are selectively expressed to a higher level in pulmonary arteries of patients with pulmonary arterial hypertension compared with 5-HT2B levels in normal pulmonary arteries. Recent studies in animal models have shown that 5-HT2B antagonists selectively open, or dilate, diseased pulmonary vessels but do not affect normal pulmonary or systemic vessels, thus potentially providing improved exercise capacity in pulmonary arterial hypertension patients without the risk of reductions in systemic blood pressure. 5-HT2B antagonists have also been shown to slow disease progression in animal models of pulmonary arterial hypertension by blocking the smooth muscle cell proliferation that leads to progressive thickening of pulmonary vessels as pulmonary arterial hypertension worsens.
      Predix believes that there exists a significant unmet need and commercial opportunity for the treatment of pulmonary arterial hypertension and pulmonary hypertension associated with chronic obstructive pulmonary disease. PRX-08066 has the potential to address this need through its effect on the 5-HT2B receptor, which Predix believes may result in dilation of diseased pulmonary arteries and inhibition of pulmonary vessel thickening.

PRX-08066
      Using its proprietary structure-based drug discovery technology and approach, Predix discovered, optimized and is developing PRX-08066, a novel, highly selective, small-molecule 5-HT2B antagonist for the treatment of pulmonary arterial hypertension and pulmonary hypertension associated with chronic obstructive pulmonary disease. PRX-08066 is being developed to provide both symptomatic improvement through selective dilation of diseased pulmonary blood vessels and to also slow disease progression by inhibiting the thickening of the pulmonary artery vessels. Unlike many commonly used vasodilators, PRX-08066 is selective for the pulmonary vessels and shows no effect on systemic blood pressures. Thus, PRX-08066 has demonstrated selective pulmonary vessel dilation in both acute and chronic animal models of pulmonary arterial hypertension, as well as potential disease-modifying effects in vitro biochemical pathway studies. In pre-clinical studies, PRX-08066:

•	caused rapid reductions in pulmonary blood pressure in hypoxia-induced mouse and rat models of pulmonary arterial hypertension without affecting normal pulmonary or systemic blood pressures;

•	reduced the hypoxia-dependent increase in pulmonary blood pressure in a rat model of short-term hypoxia without altering systemic blood pressure, suggesting a role for PRX-08066 in the treatment of acute mountain sickness and hypoxia-induced pulmonary hypertension; and

•	potently blocked the function of an enzyme named mitogen-activated protein kinase which has been linked to the proliferation of blood-vessel-associated smooth muscle cells leading to the progression of pulmonary arterial hypertension.

      Because of the selectivity it has shown for hypoxia-induced pulmonary hypertension in pre-clinical studies, Predix believes that PRX-08066 should lack the systemic blood pressure issues of currently approved therapies for pulmonary arterial hypertension, and PRX-08066 may be a suitable treatment for pulmonary hypertension associated with chronic lung disease. Predix has completed three Phase I clinical trials of PRX-08066 in healthy volunteers, including a Phase Ib trial in athletes conditioned to exercise at high altitudes with pulmonary hypertension that has been induced by a forced lack of oxygen.

Phase Ib Clinical Trial
      Predix has completed a Phase Ib clinical trial to study the pharmacodynamics and tolerability of PRX-08066 in 15 adults conditioned to exercise at high altitudes, with elevated pulmonary artery pressures induced by low oxygen levels (hypoxia). This trial explored the effects of PRX-08066 on pulmonary blood pressure and exercise capacity during hypoxic challenges in athletic adults who are conditioned to low oxygen pressure environments, such as high altitudes. Because of their conditioning at high altitudes, these volunteers are able to tolerate increases in pulmonary pressures when challenged with inhalation of hypoxic gas mixtures.
      This Phase Ib trial featured a randomized, double-blind, three-period crossover design, where each subject received drug or placebo twice daily for three days in three separate periods, with an interval of one to two weeks between visits. During each dosing day, subjects were challenged with hypoxic conditions for 90 minutes to induce increases in pulmonary blood pressure. The pharmacodynamics of PRX-08066 were characterized by the noninvasive measurement of pulmonary artery blood pressure, cardiac index (i.e., volume of blood pumped by the heart per minute indexed to body size) and exercise capacity using an echocardiogram, or heart ultrasound. Ten of the 15 subjects who received at least one dose of PRX-08066 completed all phases of the trial and were included in this analysis.
      Preliminary results from this Phase Ib trial show that a reduction in the systolic pulmonary blood pressure during resting hypoxia and during exercise hypoxia was observed with PRX-08066 treatment, at a dose level of 200 mg given orally bid (twice daily), compared to placebo. This dose level resulted in a statistically significant, 40% reduction in the hypoxia-induced increase in pulmonary blood pressure compared to placebo during hypoxia exercise (day one data pooled with day three data).
      There was no obvious effect of PRX-08066 on cardiac index or exercise capacity. Based on the good tolerability of PRX-08066 and its effect to reduce pulmonary blood pressure within three days of dosing in this Phase Ib trial, Predix expects to initiate a Phase IIa clinical trial in pulmonary hypertension associated with chronic obstructive pulmonary disease in the second half of 2006.

Phase I Clinical Trials
      Predix has completed two Phase I clinical trials in healthy volunteers to evaluate the safety and tolerability of PRX-08066 and to obtain pharmacokinetic data. The first Phase I clinical trial was a randomized, placebo-controlled, double-blind, single-dose escalation study with 40 subjects. Over a dose range from 25 mg to 500 mg, PRX-08066 was well-tolerated; nausea was seen at the 800 mg dose. There were no serious adverse events or liver toxicity issues associated with treatment.
      The second Phase I clinical trial was a 14-day, multiple-dose study of PRX-08066 in healthy volunteers to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of PRX-08066. Over a dose range of 25 mg once daily to 400 mg twice daily, PRX-08066 was well-tolerated, and there were no serious adverse events or liver toxicity associated with treatment. Pharmacokinetic data from the two Phase I studies is consistent with once or twice daily oral dosing.

PRX-07034
      On June 2, 2006, Predix commenced a Phase I clinical trial for PRX-07034. PRX-07034 is a novel, highly selective, small-molecule 5-HT6 antagonist being developed for the treatment of obesity and also for cognitive impairment (associated with Alzheimer’s disease or schizophrenia). PRX-07034 has shown cognitive-enhancing properties in pre-clinical animal models of memory impairment, as well as significant reductions of both food intake and body weight in pre-clinical animal models of obesity.
Predix’s Pre-clinical and Discovery Programs
      In addition to its three clinical-stage drug candidates, Predix has ongoing pre-clinical and discovery programs for a broad variety of G-Protein Coupled Receptor, or GPCR, and ion channel drug targets. Predix is also expanding its structure-based technologies to investigate additional membrane protein types as drug targets. The following table shows the status of Predix’s five pre-clinical and discovery-stage programs associated with six drug targets:

Drug
Target	Proposed Indication	Mechanism of Action	Stage	Status

Kv1.5	Atrial fibrillation	Ion channel antagonist	Lead optimization(1)	Efficacy shown in in vitro heart muscle cells
S1P-1	Inflammation, cancer	GPCR modulator	Lead optimization(1)	Efficacy shown in in vivo animal models
CCR-2	Inflammation, rheumatoid arthritis	GPCR modulator	Lead discovery(2)	In silico screening using 3D structure ongoing
CB-1	Obesity, pain	GPCR modulator	Lead discovery(2)	In silico screening using 3D structure ongoing
P2Y(2)	Cystic Fibrosis	GPCR agonist	Modeling(3)	In silico 3D structure modeling
CFTR	Cystic Fibrosis	Ion channel modulator	Modeling(3)	In silico 3D structure modeling

(1)	“Lead optimization” is the process of chemical modification of a lead compound to produce a drug candidate that can enter into pre-clinical and clinical development.

(2)	“Lead discovery” is the process of identifying compounds that have affinity for the target protein and have suitable drug-like properties.

(3)	“Modeling” is the process of predicting in silico the 3D structure of the target GPCR or ion channel protein.

Predix’s Drug Discovery Technology and Approach
      Structure-based approaches to drug discovery can be more efficient and cost effective than traditional drug discovery methods. For example, the HIV protease inhibitors were launched within eight years of initiation of the programs using structure-based approaches, compared to an average drug development time of between ten to 15 years using traditional approaches. To date, these benefits have been limited for G-Protein Coupled Receptor, or GPCR, and ion channel drug programs because of the inability of today’s experimental methods, such as X-ray crystallography, to determine the structure of these membrane-bound drug targets. Predix has developed a novel and unique in silico protein structure-based approach to GPCR and ion channel-targeted drug discovery that allows it to benefit from the structure-based approach in the absence of experimentally determined structures for these targets. Predix’s PREDICT technology combines genomic information (the amino acid sequence of the target protein) with physical and chemical properties of the cell membrane environment to predict what structure it determines to be the most stable 3D structure of a membrane-bound protein. Predix’s PREDICT technology leads to the 3D structure of the target protein and thus is the foundation and first step in its novel system of discovery and optimization for GPCR and ion channel-targeted drugs. Predix has maintained its GPCR and ion channel structures as trade secrets, which Predix believes, when combined with its proprietary software and know-how required to use the PREDICT technology, creates a strong barrier to entry for Predix’s competitors.
      Using Predix’s proprietary drug discovery technology and approach requires the successive application of the following five steps: (1) using the PREDICT technology to construct a representation of the 3D structure of the desired GPCR or ion channel drug target, bypassing the need for X-ray crystallography, (2) analyzing the resulting structure and identifying a potential site on the target structure for drug interaction, (3) performing in silico screening using the computer to fit more than two million drug-like compounds into this drug site, ensuring that both the shape and chemical properties match, (4) selecting the 100-200 compounds that best match the drug site on the target and testing their activity in vitro in the laboratory and (5) identifying the most active and novel chemical compounds, referred to as lead compounds, and then subjecting these lead compounds to an integrated structure-based lead optimization process. The PREDICT-generated 3D structure of the target protein as well as other 3D protein structures (many of which are also generated by PREDICT) are used to steer lead optimization along the most efficient path, transforming lead compounds into drug candidates expeditiously. Predix’s discovery and optimization process is outlined in the following steps:
      PREDICT-3D in silico modeling. Predix has developed novel proprietary algorithms which it uses in its PREDICT technology to model the 3D structure of most GPCR from its primary amino acid sequence. PREDICT uses algorithms that explore a large number of possible structures of the GPCR target and then selects the structure it determines to be most biologically relevant. It takes into account specific interactions between the GPCR protein and the membrane, specific interactions within the GPCR protein itself, and addresses the limitations that hamper homology-based modeling of GPCRs. The PREDICT software code and many of its algorithms are kept as trade secrets, making it difficult to copy or reverse-engineer. Predix filed patents on PREDICT version 1.0 in 2000, and the current version of PREDICT is highly advanced and includes numerous new algorithms and capabilities. PREDICT bypasses the need for X-ray crystallography structures of GPCRs to initiate a structure-based discovery program for this class of targets.
      Virtual libraries. Predix’s libraries consist of virtual versions of more than two million drug-like compounds which are available for purchase from commercial vendors worldwide. These virtual libraries reduce the need for Predix to synthesize or purchase, store and maintain tens or hundreds of thousands of actual compounds for the initial screening.
      Rapid in silico screening. The process of in silico screening requires the computer to perform trillions of operations in trying to fit numerous drug-like compounds into the drug site of the target protein, matching both shape and chemical properties. Predix performs high-throughput in silico screening with a combination of proprietary and public software to identify compounds that may bind to a target GPCR or ion channel.
      Ranking of screening results. Predix has developed proprietary algorithms for ranking its in silico screening results using internally developed tools, which Predix believes enables it to select the 100-200 most promising compounds for in vitro testing.
      Integrated structure-based lead optimization. The most promising novel lead compounds, identified in silico and shown to have binding affinity and functionality in vitro, are optimized into drug candidates using an integrated structure-based approach. This process makes use of the PREDICT 3D structures (of the drug target and related off-target proteins) as well as many other in silico tools that Predix has created to enable efficient structure-based lead optimization, leading to highly selective drug candidates. Predix believes that these tools help overcome challenges frequently encountered during lead optimization, such as selectivity, blood-brain barrier penetration and hERG ion channel binding, reducing the time and cost compared to traditional lead optimization efforts. Using these in silico tools, Predix’s computational and medicinal chemists are able to select for actual synthesis the most promising subset of suggested compounds. In each of its clinical-stage programs, this approach has allowed Predix to synthesize less than 10% of the compounds than it believes would have been synthesized if Predix were to follow the traditional methods of lead optimization.
      Using its proprietary technology and approach, Predix was able to repeatedly optimize lead compounds to drug candidates on timelines of no more than 12 months, with fewer than 100 compounds synthesized per program during lead optimization. Predix has successfully optimized lead compounds to drug candidates in its three most advanced GPCR programs within these specified parameters:
      PRX-00023: Predix optimized PRX-00023, the novel, highly selective 5-HT1A agonist that it is developing for the treatment of anxiety and depression, from the initial in silico lead in less than six months with only 31 compounds synthesized.

      PRX-03140: Predix optimized PRX-03140, the novel, highly selective 5-HT4 agonist that it is developing for the treatment of Alzheimer’s disease, from the initial in silico lead in eight months with fewer than 50 compounds synthesized.
      PRX-08066: Predix optimized PRX-08066, the novel, highly selective 5-HT2B antagonist that it is developing for the treatment of pulmonary arterial hypertension and pulmonary hypertension associated with chronic obstructive pulmonary disease, from the initial in silico lead in ten months with fewer than 80 compounds synthesized.
      In each of these programs, Predix was able to move from lead identification to clinical trials in less than 18 months. Although Predix’s drug discovery capabilities and approach have not been applied to all types of GPCRs or ion channels that are targeted for therapeutics, Predix believes that its technology and approach to drug discovery is applicable to most types of GPCRs and ion channels.
Technology License Agreement with Ramot
      Predix’s proprietary drug discovery technology and approach is in part embodied in technology that it licenses from Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University. Pursuant to this license, Predix has exclusive, worldwide rights to certain technology developed at Tel Aviv University to develop, commercialize and sell products for the treatment of diseases or conditions in humans and animals. The licensed technology, as continually modified and enhanced by Predix, consists in large part of computer-based models of biological receptors and methods of designing drugs to bind to those receptors.
      All of Predix’s current clinical-stage drug candidates, PRX-00023, PRX-03140, PRX-08066 and PRX-07034, were identified, characterized or developed using the licensed technology, and Predix would be required to make payments to Ramot, as described below, if rights to any such drug candidates are ever sublicensed or commercialized. In addition, Predix has used the licensed technology in all of its pre-clinical-stage programs, except for the atrial fibrillation program, and would expect to make payments to Ramot if rights to any drug candidates were ever commercialized from any of these programs.
      Predix paid Ramot an upfront fee of $40,000 upon the grant of the license. Under the license, Predix has an obligation to make royalty payments to Ramot on its net sales of products that are identified, characterized or developed through the use of the licensed technology that are either 1.5% or 2.5% of such net sales (depending upon the degree to which the product needed to be modified after being identified, characterized or developed through the use of the licensed technology) and decrease as the volume of sales increases. The royalty obligation for each product expires on a country-by-country basis twelve years after the first commercial sale. There is also an annual minimum royalty payment obligation of $10,000 per year due beginning December 31, 2005.
      Predix is also required to share between 5% and 10% of the consideration that it receives from parties to whom Predix grants sublicenses of rights in the Ramot technology or sublicenses of rights in products identified, characterized or developed with the use of such technology and between 2% and 4% of consideration that it receives from performing services using such technology. As such a sublicense, in connection with Predix’s collaboration with Cystic Fibrosis Foundation Therapeutics Incorporated, Predix paid $100,000 of the $2 million upfront payment to Ramot.
      The license may be terminated by either party upon a material breach by the other party unless cured within 30 days, in the case of a payment breach, and 90 days in the case of any other breach. The license may also be terminated by either party in connection with the bankruptcy or insolvency of the other party. The license expires upon the expiration of Predix’s obligation to make payments to Ramot. Therefore, because Predix has an ongoing obligation to pay annual minimum royalties to Ramot as described above, the license may not expire and may only terminate upon a breach by, or bankruptcy of, a party.

Collaboration with Cystic Fibrosis Foundation Therapeutics Incorporated
      In March 2005, Predix entered into a research, development and commercialization agreement with Cystic Fibrosis Foundation Therapeutics Incorporated, or CFFT, the drug discovery and development affiliate of the Cystic Fibrosis Foundation. To date, Predix has received $4.8 million from CFFT under this agreement, consisting of a $2.0 million upfront payment and $2.8 million of reimbursed research and development costs. To date, Predix has not received any milestone payments under the agreement. Including the payments already received, Predix may receive up to an aggregate of $12.5 million from CFFT under this agreement. The agreement involves two development programs as follows:

•	The first program is focused on the defective Cystic Fibrosis Transmembrane conductance Regulator, or CFTR, ion channel protein. Predix is using its proprietary structure-based technologies to model the structure of this ion channel and identify sites in the channel for therapeutic intervention. Once these sites are identified, Predix aims to use its drug discovery capabilities to discover a drug that restores proper functionality to the channel in patients with cystic fibrosis. If the preliminary program is successful, Predix and CFFT have agreed to negotiate towards a follow-on agreement under which Predix will explore a structure-based approach for the discovery and commercialization of a drug that will target CFTR, with the financial support of CFFT and subject to a royalty payable to CFFT.

•	The second program is focused on the discovery of a small-molecule agonist to the G-Protein Coupled Receptor known as P2Y(2), which plays a role in cystic fibrosis, using Predix’s proprietary structure-based drug design system. Predix retains the right to develop and commercialize any drug candidates discovered through this second program, and are obligated to make aggregate royalty payments of up to $15 million to CFFT for the first drug candidate that reaches particular regulatory and sales milestones.

      The agreement expires with respect to the first program on March 7, 2008 and with respect to the second program on March 7, 2007, unless extended by the parties or terminated by either party beforehand. In addition, funding of the first program was scheduled to terminate on March 7, 2006 if Predix did not achieve certain technical milestones by such date. CFFT is currently reviewing the progress of the first program to determine if $1.0 million of the remaining $7.7 million of potential funding will be provided to Predix. CFFT may terminate either or both programs without cause upon 120 days notice or if Predix suspends or discontinues its business. Either party may terminate the agreement for an uncured material breach.
Competition
      Predix faces, and will continue to face, intense competition from pharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies engaged in drug discovery activities or funding, both in the United States and abroad. Some of these competitors are pursuing the development of drugs that target the same diseases and conditions that Predix is targeting for its clinical and pre-clinical programs. Even if Predix and its collaborators are successful in developing Predix’s clinical-stage candidates, the resulting products will compete with a variety of established drugs.
      Significant competitors in the area of drug discovery focused on G-Protein Coupled Receptors, or GPCRs, include Arena Pharmaceuticals, Acadia Pharmaceuticals and 7TM Pharma, and for ion channels Predix’s competitors include Icagen, Cardiome and Vertex Pharmaceuticals. In addition, most large pharmaceutical companies have drug discovery programs that target GPCRs and ion channels.
      Many of Predix’s competitors have significantly greater financial, manufacturing, marketing and product development experience and resources than Predix. These companies also have significantly greater research and development capabilities than Predix, and significantly greater experience than Predix in pre-clinical and clinical trials of potential pharmaceutical products, and in obtaining FDA and other regulatory clearances. Predix’s commercial opportunity will be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that Predix may develop.
      If Predix’s three most advanced clinical-stage drug candidates are approved, they will compete with currently approved drugs and potentially with drug candidates currently in development for the same indications, including the following:
      PRX-00023. If approved, PRX-00023, the drug candidate that Predix is developing for the treatment of anxiety and depression, will compete with approved products from such pharmaceutical companies as Forest Laboratories, GlaxoSmithKline, Pfizer and Wyeth, and may compete with drug candidates in clinical development from other companies, including Eli Lilly and MediciNova. Predix believes that there are over 35 drug candidates in clinical trials or that have been submitted for approval for the treatment of anxiety and over 45 drug candidates in clinical trials or that have been submitted for approval for the treatment of depression.
      PRX-03140. If approved, PRX-03140, the drug candidate that Predix is developing for the treatment of Alzheimer’s disease, will compete with approved products from such pharmaceutical companies as Forest Laboratories, Johnson & Johnson, Novartis and Pfizer, and may compete with drug candidates in clinical development from other companies, including Myriad Genetics and Neurochem. Predix believes that there are over 60 drug candidates in clinical trials for the treatment of Alzheimer’s disease.
      PRX-08066. If approved, PRX-08066, the drug candidate that Predix is developing for the treatment of pulmonary arterial hypertension and pulmonary hypertension associated with chronic obstructive pulmonary disease, will compete with approved products from such pharmaceutical companies as Actelion, CoTherix, GlaxoSmithKline, Pfizer and United Therapeutics, and may compete with drug candidates in clinical development by other companies, such as Encysive Pharmaceuticals and Myogen. Predix believes that there are approximately ten drug candidates in clinical trials or that have been submitted for approval for the treatment of pulmonary arterial hypertension and/or pulmonary hypertension associated with chronic obstructive pulmonary disease.
      In each of Predix’s development programs addressing indications for which there are therapies available, Predix intends to complete clinical trials designed to evaluate the potential advantages of its drug candidates as compared to or in conjunction with the current standard of care. Key differentiating elements affecting the success of all of Predix’s drug candidates are likely to be their efficacy and safety and side-effect profile compared to commonly used therapies. In addition, many patents covering commercial products for these indications will expire within the next four to nine years, which will result in greater competition in these indications resulting from companies producing generic versions of the commercial drugs.
Marketing, Sales and Distribution
      Predix currently has no marketing, sales or distribution capabilities. To commercialize any of its drug candidates, Predix must develop these capabilities internally or through collaboration with pharmaceutical or biotechnology companies. In selected indications where Predix believes that its products can be commercialized by a specialty sales force that calls on a limited but focused group of physicians, Predix may commercialize its products in the United States. For example, Predix believes that pulmonary and cardiology specialists who treat pulmonary hypertension, and the centers in which they practice, are sufficiently concentrated to enable Predix to effectively promote PRX-08066, if approved by the FDA, to this market in the United States. with a small internal sales force. In therapeutic areas that require a large sales force selling to a large and diverse prescribing population and for markets outside of the United States, Predix plans to establish collaborations with pharmaceutical or biotechnology companies for commercialization of its drug candidates.

Manufacturing
      Predix outsources and plans to continue to outsource manufacturing responsibilities to third parties for its existing and future drug candidates for clinical development and commercial purposes. Small amounts of material used for pre-clinical research and development purposes are synthesized in-house. The production of Predix’s drug candidates PRX-00023, PRX-03140, PRX-08066 and PRX-07034 uses small-molecule synthetic organic chemistry procedures that are standard in the pharmaceutical industry. Predix is currently working with contract manufacturers to produce sufficient quantities of the active pharmaceutical ingredient and drug product in each of its programs for its planned clinical trials in 2006. If one of Predix’s manufacturers should become unavailable to it for any reason, Predix believes that there are a number of potential replacements as its processes are not manufacturer-specific, though Predix may incur some added cost and delay in identifying or qualifying such replacements, including delays associated with the need for FDA review and approval of the new manufacturer, as well as those associated with the new manufacturer’s ability to establish the manufacturing process.
      PRX-00023, PRX-03140, PRX-08066 and PRX-07034 are manufactured in a straightforward synthetic process from readily available starting materials. There are no complicated chemistries or unusual equipment required in the manufacturing process of these drug candidates.
      PRX-00023, PRX-03140, PRX-08066 and PRX-07034 are all currently administered as unformulated drug products. A commercially viable formulation will need to be developed, manufactured and certified for each of these drug candidates. The final commercial formulation may not prove to be bioequivalent to the current formulation. This may result in the need to initiate additional clinical trials to define new dosing regimes. Furthermore, the development and implementation of a new formulation and commercial process for cGMP manufacturing may add significant delays to additional clinical trials, regulatory filings and commercial launch.
Intellectual Property
      Predix actively seeks to protect the proprietary technology that it considers important to its business, including chemical species, compositions and formulations, their methods of use and processes for their manufacture, as new intellectual property is developed. In addition to seeking patent protection in the United States, Predix plans to selectively file patent applications in certain additional foreign countries in order to further protect the inventions that Predix considers important to the development of its foreign business. Predix also relies upon trade secrets and contracts to protect its proprietary information.
      As of May 15, 2006, Predix’s patent portfolio included a total of 17 pending patent applications in the United States as well as counterpart applications in certain foreign countries having composition of matter, method of use and process claims related to Predix’s programs. PRX-00023 is the subject of one pending patent application filed in 20 jurisdictions since 2004. PRX-03140 is the subject of three pending patent applications filed in six jurisdictions since 2004. PRX-08066 is the subject of the U.S. Patent 7,030,240, and two other pending patent applications filed in 21 jurisdictions since 2004. PRX-07034 is the subject of two pending patent applications filed in two jurisdictions. Predix owns all of these patent applications, and Predix also exclusively licenses technology embodied in patent applications from Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University. Predix does not yet have any issued U.S. patents covering its technology, but any patents that do issue will have patent terms that will expire no earlier than 2023.
      In addition to patents, Predix relies where necessary upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain its competitive position. Predix seeks to protect its proprietary information, in part, using confidentiality agreements with its collaborators, employees and consultants and invention assignment agreements with its employees. These agreements may be breached, and Predix may not have adequate remedies for any breach. In addition, Predix’s trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Predix’s collaborators, employees and consultants use intellectual property owned by others in their work for Predix, disputes may arise as to the rights in related or resulting know-how and inventions.

Government Regulation and Product Approval
      The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate, among other things, the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of Predix’s products. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other actions that could affect Predix’s product candidates or Predix. Any failure to comply with regulatory requirements, to obtain and maintain regulatory approvals, or any delay in obtaining regulatory approvals could materially adversely affect Predix’s business.
      The process required by the FDA before drugs may be marketed in the United States generally involves the following:

•	pre-clinical laboratory and animal studies;

•	submission of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and

•	FDA approval of a new drug application, or NDA.
      The testing and approval process requires substantial time, effort and financial resources, and Predix cannot be certain that any approvals for any of its drug candidates will be granted on a timely basis, if at all.
      Once a pharmaceutical candidate is identified for development it enters the pre-clinical testing stage. During pre-clinical studies, laboratory and animal studies are conducted to show biological activity of the drug candidate in animals, both healthy and with the targeted disease. Also, pre-clinical tests evaluate the safety of drug candidates. Pre-clinical tests must be conducted in compliance with good laboratory practice regulations. In some cases, long-term pre-clinical studies are conducted while clinical studies are ongoing.
      Prior to commencing a clinical trial, Predix must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Predix’s submission of an IND may not result in FDA authorization to commence a clinical trial. All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with good clinical practice regulations. These regulations include the requirement that all subjects provide informed consent. Further, an institutional review board at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events or other certain types of other changes occur.
      Human clinical trials are typically conducted in three sequential phases that may overlap:

•	Phase I: The drug is initially introduced into healthy human subjects or patients with the disease and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	Phase II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase III: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

      In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Because these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II clinical trials, and thus these trials are frequently referred to as Phase I/ II clinical trials.
      The FDA or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
      Concurrent with clinical trials and pre-clinical studies, companies also must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and the manufacturer must develop methods for testing the quality, purity and potency of the final drugs. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf-life.
      The results of product development, pre-clinical studies and clinical studies, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, results of chemical studies and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The FDA reviews all NDAs submitted before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under certain circumstances. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.
      Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes at least several years and the actual time required may vary substantially, based upon, among other things, the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in early-stage clinical trials does not assure success in later-stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals for any drug candidate could substantially harm Predix’s business and cause its stock price to drop significantly. In addition, Predix cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.
      Any drug products manufactured or distributed by Predix pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the drug, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon Predix and its contract manufacturers. Predix cannot be certain that it or its present or future suppliers will be able to comply with the pharmaceutical cGMP regulations and other FDA regulatory requirements.
      The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of Predix’s drug candidates. Predix cannot predict the likelihood, nature or extent of adverse governmental regulation, which might arise from future legislative or administrative action, either in the United States or abroad.
      Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, also could block the approval of our product for seven years if a competitor obtains approval of the same drug as defined by the FDA or if Predix’s product is determined to be contained within the competitor’s product for the same indication or disease. Predix intends to file for orphan drug designation for those diseases that meet the criteria for orphan designation, including PRX-08066 for the treatment of pulmonary arterial hypertension. There is no guarantee that Predix will be awarded orphan exclusivity for PRX-08066 or for any other products or indications. In addition, obtaining FDA approval to market a product with orphan drug exclusivity may not provide Predix with a material commercial advantage.
      The FDA Modernization Act of 1997 included a pediatric exclusivity provision that was extended by the Best Pharmaceuticals for Children Act of 2002. Pediatric exclusivity is designed to provide an incentive to manufacturers for conducting research about the safety of their products in children. Pediatric exclusivity, if granted, provides an additional six months of market exclusivity in the United States for new or currently marketed drugs. Under Section 505a of the Federal Food, Drug and Cosmetic Act, six months of market exclusivity may be granted in exchange for the voluntary completion of pediatric studies in accordance with an FDA-issued “Written Request.” The FDA may issue a Written Request for studies on unapproved or approved indications, where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may produce health benefits in that population. Predix has not requested or received a Written Request for such pediatric studies, although Predix may ask the FDA to issue a Written Request for such studies in the future. To receive the six-month pediatric market exclusivity, Predix would have to receive a Written Request from the FDA, conduct the requested studies and submit reports of the studies in accordance with a written agreement with the FDA or, if there is no written agreement, in accordance with commonly accepted scientific principles. There is no guarantee that the FDA will issue a Written Request for such studies or accept the reports of the studies. The current pediatric exclusivity provision is scheduled to end on October 1, 2007 and it may not be reauthorized.
Reimbursement
      Sales of biopharmaceutical products depend in significant part on the availability of third-party reimbursement. Predix intends to seek reimbursement from third-party payors with respect to any products that may be approved in the future. It is time consuming and expensive for Predix to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow Predix to sell its products on a competitive and profitable basis.

      The passage of the Medicare Prescription Drug and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, which may affect the marketing of Predix’s products. The MMA also introduced a new reimbursement methodology, part of which went into effect in 2004. At this point, it is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.
      In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.
      Predix expects that there will continue to be a number of federal and state proposals to implement governmental pricing controls. While Predix cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on Predix’s business, financial condition and profitability.
Employees
      Predix believes that its success will depend greatly on its ability to identify, attract and retain capable employees. As of May 15, 2006, Predix had 51 full time employees, including a total of 33 employees who hold M.D. or Ph.D. degrees, 44 of its employees are primarily engaged in research and development activities, and 7 are primarily engaged in general and administrative activities. Predix’s employees are not represented by any collective bargaining unit.
Properties
      Predix’s operations are based primarily in Lexington, Massachusetts. Predix currently leases and occupies the following properties:

	Approximate		Lease Expiration
Location	Square Feet	Use	Date

Maguire Road, Lexington, Massachusetts	27,500	Office & Laboratory	October 15, 2012
Hayetzira Street, Ramat Gan, Israel	6,458	Office & Laboratory	October 14, 2006
      In addition, Predix also leases approximately 25,338 square feet of space in Princeton, New Jersey under a lease that expires on July 1, 2011. Predix subleases all of this space to a single tenant under a sublease that expires on June 30, 2011.
Legal Proceedings
      From time to time in the ordinary course of business, Predix is subject to various claims, charges and litigation. Currently, Predix is not a party to any current material legal proceedings.

PREDIX MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion of Predix’s financial condition and results of operations in conjunction with Predix’s consolidated financial statements and the related notes included elsewhere in this joint proxy statement/ prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this joint proxy statement/ prospectus, Predix’s actual results may differ materially from those anticipated in these forward-looking statements.
Overview
      Predix is a pharmaceutical company focused on the discovery and development of novel, highly selective, small-molecule drugs that target G-Protein Coupled Receptors, or GPCRs, and ion channels. Combined with a focused drug development and regulatory strategy, Predix’s proprietary drug discovery technology and approach has enabled it to discover, develop, and advance four drug candidates into clinical trials in less than four years, one of which commenced a Phase I clinical trial on June 2, 2006. Predix is expecting to complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate PRX-00023 in the second half of 2006. Predix completed a Phase IIa clinical trial of PRX-00023 in this indication in July 2005. Predix has two other clinical-stage drug candidates that have completed Phase I clinical trials: PRX-03140 for the treatment of Alzheimer’s disease that is expected to enter Phase II trials in the second half of 2006, and PRX-08066 for the treatment of two types of pulmonary hypertension, which are pulmonary hypertension associated with chronic obstructive pulmonary disease that is expected to enter Phase II trials in the second half of 2006, and pulmonary arterial hypertension. In addition, on June 2, 2006, Predix commenced a Phase I clinical trial of its PRX-07034 drug candidate for the treatment of obesity and cognitive impairment (associated with Alzheimer’s disease and schizophrenia).
      Predix was incorporated in Delaware on November 2, 1994 as Takhus Pharmaceuticals, Inc. and changed its name in December 1996 to Physiome Sciences, Inc. Prior to 2003, Predix was focused on the development and commercialization of software and databases used to support the discovery and development of new drugs. In late 2002, Predix’s board of directors decided to change the business focus of the company and began actively pursuing the sale or merger of the company to or with a company engaged in drug discovery. In August 2003, Predix acquired all of the capital stock of Predix Pharmaceuticals Ltd., an Israeli corporation, and changed Predix’s name to Predix Pharmaceuticals Holdings, Inc. Subsequent to Predix’s acquisition of Predix Pharmaceuticals Ltd., Predix changed Predix’s business focus to drug discovery and development focusing on GPCRs and ion channels, using Predix’s software, together with the proprietary technology Predix acquired. The acquisition was accounted for under the purchase method of accounting. The purchase price of $7.7 million was funded with Predix’s capital stock. The purchase price was allocated to the net tangible assets acquired ($1.0 million), with the significant majority of the purchase price ($6.7 million) being allocated to in-process research and development intangibles, which were charged to operating expenses at the acquisition date. Since Predix Pharmaceuticals Ltd. was a development stage enterprise at the time of the acquisition, no goodwill was recorded. As a result of the acquisition of Predix Pharmaceuticals Ltd. and the shift in Predix’s business focus, Predix consolidated facilities and reduced headcount which resulted in a restructuring charge in 2003 of $5.4 million.
      Predix has never been profitable and, as of December 31, 2005, Predix had an accumulated deficit of $121.4 million. Predix had net losses of $33.7 million for the year ended December 31, 2005, $19.4 million for the year ended December 31, 2004, $24.6 million for the year ended December 31, 2003. Prior to Predix’s shift in business focus, Predix generated revenue from software licensing. Predix no longer sells or licenses software. However, the software is used internally in Predix’s ion channel discovery programs. Predix has funded Predix’s operations primarily through private placements of equity securities. From inception through December 31, 2005, Predix has raised net proceeds of $112.4 million from private equity financings, including $43.0 million in net proceeds from the sale of Predix’s Series C convertible preferred stock in late 2004 and early 2005. In late March and early April 2006, Predix received $9.5 million in proceeds from a convertible bridge financing. The loan amount is payable upon closing of the merger or becomes convertible into Predix stock within one year if the merger is not consummated. Predix expects to incur significant and increasing operating losses for at least the foreseeable future as Predix advances Predix’s drug candidates from discovery through pre-clinical and clinical trials and seek regulatory approval and eventual commercialization. In addition to these increasing research and development expenses, Predix expects general and administrative costs to increase significantly as Predix adds personnel.
      Predix’s future success will be dependent on the successful development and commercialization of Predix’s drug candidates, including PRX-00023, PRX-03140, PRX-08066 and PRX-07034. To date, Predix has not generated any revenue from the sale of any pharmaceutical product. Predix does not have the required regulatory approvals to market any of Predix’s drug candidates, and Predix may never receive them. Predix’s business is subject to significant risks, including but not limited to the risks inherent in Predix’s ongoing clinical trials and the regulatory approval process, the results of Predix’s research and development efforts, competition from other products and technologies and uncertainties associated with obtaining and enforcing patent rights. Predix may not be profitable even if Predix succeeds in commercializing any of Predix’s drug candidates.
Discovery Alliance
      In March 2005, Predix entered into a research, development and commercialization agreement with Cystic Fibrosis Foundation Therapeutics Incorporated, or CFFT, the drug discovery and development affiliate of the Cystic Fibrosis Foundation. In connection with this agreement, Predix received an upfront payment of $2.0 million and may be entitled to receive additional funding in the form of research funding and milestone payments. The agreement covers two research programs, one of which has a term of two years and the second of which has a term of three years. CFFT may terminate either or both programs without cause upon 120 days notice.
      Predix is recognizing the $2.0 million upfront payment as revenue ratably over the three-year term. The reimbursements of research and development costs are being recognized as revenue as the related costs are incurred. As Predix is the party responsible for providing the research services, Predix is recognizing the reimbursements of the costs associated with Predix’s research efforts as revenue, not as a net research expense. Predix will recognize any milestone payments as revenue when the related performance obligation, as defined in the agreement, is achieved.
Critical Accounting Policies
      The discussion and analysis of Predix’s financial condition and results of operations are based on Predix’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Predix to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, Predix evaluates Predix’s estimates and judgments, including those related to revenue recognition, accrued expenses, research and development and the fair valuation of stock related to stock-based compensation. Predix bases Predix’s estimates on historical experience and on various other assumptions that Predix believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
      While Predix’s significant accounting policies are more fully described in Note 2 to Predix’s consolidated financial statements included in this prospectus, Predix believes the following accounting policies are critical to understanding and evaluating Predix’s reported financial results.

Revenue Recognition

Collaboration Revenue
      Predix recognizes revenue relating to collaborations in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition in Financial Statements, or SAB 104. Revenue under collaborations may include the receipt of non-refundable license fees, milestone payments and research and development payments.
      Predix recognizes nonrefundable upfront license fees and guaranteed, time-based payments that require continuing involvement in the form of research and development as revenue:

•	ratably over the development period; or

•	based upon the level of research services performed during the period of the research contract.
      When the period of deferral cannot be specifically identified from the contract, management estimates the period based upon other critical factors contained within the contract. Predix continually reviews such estimates which could result in a change in the deferral period and might impact the timing and amount of revenue recognized.
      In accordance with Predix’s policy, Predix is recognizing revenue from the $2.0 million upfront payment from CFFT over the development period, the three-year term of the agreement.
      Milestone payments are recognized as revenue when the performance obligations, as defined in the contract, are achieved. Performance obligations typically consist of significant milestones in the development life cycle of the related technology, such as initiation of clinical trials, filing for approval with regulatory agencies and approvals by regulatory agencies.
      Royalties are recognized as revenue when earned.
      Reimbursements of research and development costs are recognized as revenue as the related costs are incurred.

Other Revenue
      Prior to 2003, Predix’s business focused on developing and licensing software and databases used to support the discovery and development of new drugs. Predix’s business is now focused on the discovery and development of G-Protein Coupled Receptor and ion channel-targeted drugs, using Predix’s software together with the proprietary technology Predix acquired from Predix Pharmaceuticals Ltd., which was never licensed externally. Predix no longer licenses or sells software. The revenue generated from the licensing of this software was recognized in accordance with the American Institute of Certified Public Accountants Statement of Position, or SOP, 97-2, Software Revenue Recognition, as amended by SOP 98-9, Software Revenue Recognition, with Respect to Certain Arrangements. The products and services underlying these arrangements were considered elements in a multiple-element arrangement. Revenue under such multiple-element arrangements were allocated to each element based on the residual method.
      Under the residual method, the fair value of the undelivered elements is deferred and subsequently recognized when earned. Predix had established sufficient vendor-specific objective evidence of fair value for the undelivered elements. Accordingly, systems revenue was recognized under the residual method in arrangements in which a system was sold.

Accrued Expenses
      As part of the process of preparing financial statements, Predix is required to estimate accrued expenses. This process involves identifying services that have been performed on Predix’s behalf and estimating the level of service to be performed and the associated cost incurred for such service where

Predix has not been invoiced or otherwise notified of actual costs. This is done as of each balance sheet date in Predix’s consolidated financial statements. Examples of estimated accrued expenses include:

•	professional service fees;

•	contract clinical service fees;

•	fees paid to data management organizations and investigators in conjunction with clinical trials; and

•	fees paid to contract manufacturers in conjunction with the production of clinical materials.
      In connection with such service fees, Predix’s estimates are most affected by Predix’s projections of the timing of services provided relative to the actual level of services incurred by such service providers. The majority of Predix’s service providers invoice Predix in arrears for services performed. In the event that Predix does not identify certain costs that have begun to be incurred or Predix under or over estimates the level of services performed or the costs of such services, Predix’s actual expenses could differ from such estimates. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often subjective determinations. Predix makes these judgments based upon the facts and circumstances known to Predix at the time of accrual in accordance with accounting principles generally accepted in the United States. To date, Predix has not had material changes in estimates.

Research and Development
      Research and development expenses include the costs associated with Predix’s internal research and development activities, including salaries and benefits, occupancy costs and research and development conducted for Predix by third parties, such as sponsored university-based research and contract research organizations. In addition, research and development expenses include the cost of clinical trial drug supply shipped to Predix’s contract research organizations. Predix accounts for Predix’s clinical trial costs by estimating the total cost to treat a patient in each clinical trial and recognizing this cost as and when the patient receives treatment, beginning when the patient enrolls in the trial. This estimated cost includes payments to the trial site and patient-related costs, including laboratory costs related to the conduct of the trial. Cost per patient varies based on the type of clinical trial, the site of the clinical trial and the length of the treatment period for each patient. As actual costs become known to us, Predix adjusts Predix’s accrual; such changes in estimate may be a material change in Predix’s clinical study accrual, which could also materially affect Predix’s results of operations.

Stock-based Compensation Expense
      Predix adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment — An Amendment of FASB Statement No. 123 and 95, or SFAS 123R, effective January 1, 2006. SFAS 123R requires the recognition of the fair value of stock-based compensation in Predix’s operations, and accordingly the adoption of the SFAS 123R fair value method will have a significant impact on Predix’s results of operations, although it will have no impact on Predix’s overall financial position. Option valuation models require the input of highly subjective assumptions, including stock price volatility and expected term of an option. In connection with the adoption of SFAS 123R, Predix reassessed the valuation methodology for stock options and the related input assumptions. The assessment of the valuation methodology resulted in the continued use of the Black-Scholes model. As Predix is privately held, it does not have history as a publicly traded company to evaluate its volatility factor, expected term and forfeiture rates. As such, the Predix analyzed the volatilities, expected term and forfeiture rates of seven peer companies and a biotechnology stock index to support the assumptions used in its stock compensation expense calculation. Predix averaged the volatilities, expected term and forfeiture rates of the seven peer companies with in-the-money options, sufficient trading history and similar vesting terms to generate the assumptions used to calculate stock compensation expense.
      Predix will continue to monitor employee exercise behavior and may adjust the estimated term and forfeiture rates in future periods. Increasing the estimated life would result in an increase in the fair value to be recognized over the requisite service period, generally the vesting period. Estimated forfeitures will be adjusted to actual forfeitures upon the vest date of the cancelled options as a cumulative catch up adjustment on a quarterly basis. Doing so could cause future expenses to vary at each reporting period.
      Prior to January 1, 2006, Predix followed Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations, in accounting for its stock-based compensation plans. Under APB 25, because the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized. Predix elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, shall be recognized in Predix’s statements of operations in the periods after the date of adoption.
      Predix estimates stock-based compensation expense to be in the range of $2.0 million to $2.5 million in 2006, dependent upon market price, assumptions used in estimating the fair value as discussed above and the levels of share-based payments granted in 2006. Compensation expense related to stock options for the three months ended March 31, 2006 totaled $0.4 million.
      As of March 31, 2006, the total remaining unrecognized compensation cost related to nonvested stock option awards amounted to approximately $1.8 million, including estimated forfeitures, which will be amortized primarily on an accelerated basis over the weighted-average remaining requisite service periods of approximately 2.5 years.
Financial Operations Overview

Revenue
      Predix does not currently have any commercial products for sale and do not anticipate having any commercial products for sale for at least the next several years, if at all. To date, Predix’s revenue has been derived solely from licensing of software (prior to 2004) and from Predix’s collaboration with CFFT entered into in March 2005. Under Predix’s collaboration with CFFT, Predix received an upfront payment of $2.0 million. The upfront payment received from CFFT is being recognized as revenue ratably over Predix’s period of involvement, which is the three-year term of the agreement, with the unrecognized balance being deferred. Under the agreement Predix is entitled to continued cost reimbursements and research funding and may earn milestone payments in accordance with the terms of the agreement. Any additional revenue that Predix may receive in the future is expected to consist primarily of milestone payments and payments for reimbursements of research and development costs. The reimbursements of research and development costs are being recognized as revenue as the related costs are incurred. As Predix is the party responsible for providing the research services, Predix is recognizing the reimbursements of the costs associated with Predix’s research efforts as revenue, not as a net research expense. Predix will recognize any milestone payments as revenue when the related performance obligation, as defined in the agreement, is achieved.
      Predix is no longer engaged in the business of selling software. Predix does not anticipate earning any significant additional software sales revenue.

Research and Development Expense
      Research and development expense consists primarily of:

•	salaries, benefits and related expenses for personnel engaged in research and development activities;

•	fees paid to contract research organizations to manage and monitor clinical trials;

•	fees paid to research organizations in conjunction with pre-clinical studies;

•	fees paid to access chemical and intellectual property databases;

•	costs of materials used in research and development and clinical studies;

•	academic testing and consulting, license and sponsored research fees paid to third parties; and

•	costs of facilities and equipment, including depreciation, used in research and development activities.
      Predix expenses both internal and external research and development costs as incurred. Predix expects Predix’s research and development expense to increase significantly as Predix continues to expand Predix’s pipeline of drug candidates and to advance Predix’s existing drug candidates through the clinical trial process. Predix expects that a large percentage of Predix’s research and development expenses in the future will be incurred in support of Predix’s current and future pre-clinical and clinical development programs. These expenditures are subject to numerous uncertainties in timing and cost to completion. Predix tests drug candidates in pre-clinical studies for safety, toxicology and efficacy. Predix then conducts early-stage clinical trials for each drug candidate. As Predix obtains results from trials, Predix may elect to discontinue or delay clinical trials for certain drug candidates in order to focus Predix’s resources on more promising drug candidates.
      Predix currently has four drug candidates in clinical development: PRX-00023, PRX-03140, PRX-08066 and PRX-07034. The following summarizes the applicable disease indication and the clinical status of its drug candidates as of March 31, 2006:

Drug
Candidate	Disease Indication	Clinical Trial Status

PRX-00023	Generalized anxiety disorder	Phase III ongoing
PRX-03140	Alzheimer’s disease	Completed Phase I
PRX-08066	Pulmonary hypertension	Completed Phase I
      Completion of clinical trials may take several years or more, but the length of time can vary substantially according to a number of factors, including the type, complexity, novelty and intended use of a drug candidate. The cost of clinical trials, and therefore the amount and timing of Predix’s capital requirements, may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the trials;

•	the length of time required to enroll suitable patient subjects;

•	the number of patients that participate in the trials;

•	the duration of patient follow-up that seems appropriate in view of results; and

•	the efficacy and safety profile of the drug candidate.
      Predix could incur increased clinical development costs if Predix experiences delays in clinical trial enrollment, delays in the evaluation of clinical trial results or delays in regulatory approvals. In addition, Predix faces significant uncertainty with respect to Predix’s ability to enter into strategic collaborations with respect to Predix’s drug candidates. As a result of these factors, it is difficult to estimate the cost and length of a clinical trial. Predix is unable to accurately and meaningfully estimate the cost to bring a product to market due to the variability in length of time to develop and obtain regulatory approval for a drug candidate.

      Predix estimates that clinical trials in Predix’s areas of focus are typically completed over the following timelines, but delays can occur for many reasons including those set forth above:

Clinical		Estimate
Phase	Objective	Completion Period

Phase I	Establish safety in healthy volunteers and occasionally in patients; study how the drug works, is metabolized and interacts with other drugs	1-2 years
Phase II	Evaluate efficacy, optimal dosages and expanded evidence of safety	2-3 years
Phase III	Further evaluate efficacy and safety of the drug candidate in a larger patient population	2-3 years
      If Predix successfully completes Phase III clinical trials of a drug candidate, Predix intends to submit the results of all of the clinical trials for such drug candidate to the FDA to support regulatory approval. Even if any of Predix’s drug candidates receive regulatory approval, Predix may still be required to perform lengthy and costly post-marketing studies.
      A major risk associated with the timely completion and commercialization of Predix’s drug candidates is the ability to confirm safety and efficacy based on the data of long-term clinical trials. Predix cannot be certain that any of Predix’s drug candidates will prove to be safe or effective, will receive regulatory approvals or will be successfully commercialized. In order to achieve marketing approval, the FDA or foreign regulatory agencies must conclude that Predix’s clinical data establishes the safety and efficacy of Predix’s drug candidates. If Predix’s clinical-stage drug candidates are not successfully developed, future results of operations may be adversely affected.
      Predix does not budget or manage Predix’s research and development costs by project on a fully allocated basis. Consequently, fully loaded research and development costs by project are not available. Predix uses Predix’s employee and infrastructure resources across several projects, and many of Predix’s costs are not attributable to an individually-named project but are directed to broadly applicable research projects. As a result, Predix cannot state precisely the costs incurred for each of Predix’s clinical and pre-clinical projects on a project-by-project basis. Predix estimates that, from inception through December 31, 2005, the total out-of-pocket payments made by Predix to third parties for pre-clinical study support, clinical supplies and clinical trials associated with PRX-00023, PRX-03140 and PRX-08066 are as follows:

				Three
				Months	Inception
	Year Ended December 31,			Ended	Through
				March 31,	March 31,
	2003	2004	2005	2006	2006

	(In thousands)
PRX-00023	$2,340	$4,584	$5,917	$1,887	$14,728
PRX-03140	—	1,846	4,102	142	6,090
PRX-08066	—	709	6,268	1,074	8,051

	$2,340	$7,139	$16,287	$3,103	$28,869

      Predix recorded a one-time, non-cash charge in 2003 of $6.6 million for acquired in-process research and development. The valuation of acquired in-process research and development represents the estimated fair value related to incomplete projects that, at the time of Predix’s acquisition of Predix Pharmaceuticals Ltd., had no alternative future use.
      The $6.7 million in-process technology Predix acquired from Predix Pharmaceuticals Ltd. consisted of three research and development projects, acquired technology and a portfolio of pending patent applications. The research and development projects included a pre-clinical early development drug candidate for the treatment of generalized anxiety disorder and depression (PRX-00023), and two lead optimization compound targeting Alzheimer’s disease (PRX-03140) and chemotherapy induced emesis (i.e., vomiting), respectively. The early development candidate (PRX-00023) is now in Phase III clinical trials for generalized anxiety disorder. The Alzheimer’s disease lead optimization compound (PRX-03140) is expected to enter Phase IIa clinical trials and the third research program was terminated.

      The technology acquired consisted in large part of computer-based models of biological receptors and methods of designing drugs to bind to those receptors. Predix Pharmaceuticals Ltd. licensed this technology from Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University. At the time of acquisition this technology was novel and unproven. This acquired technology, after further development, is now in part embodied in Predix’s proprietary drug discovery technology and approach.
      As a result of the uncertainties discussed above, Predix is unable to determine the duration and completion costs of Predix’s research and development projects or when and to what extent Predix will receive cash inflows from the commercialization and sale of a product.
      Predix expects Predix’s research and development expense to increase significantly for the foreseeable future as Predix advances Predix’s drug candidates from discovery through pre-clinical and clinical trials and seek regulatory approval and eventual commercialization.

General and Administrative Expense
      General and administrative expense consists primarily of salaries and other related costs for personnel serving executive, business development, finance and administrative functions. Other costs include facility costs not included in research and development expense, insurance, professional fees for legal, accounting and information technology services. Predix expects Predix’s general and administrative expense to increase significantly as Predix hires new personnel and incur additional public company expenses relating to investor relations, reporting and other obligations.

Investment Income, Net
      Investment income, net consists of interest earned on Predix’s cash and cash equivalents offset by investment expenses.

Interest Expense
      Interest expense consists of interest incurred on equipment leases.
Results of Operations

Three Months Ended March 31, 2006 and 2005

	Three Months Ended
	March 31,
			Percentage
	2006	2005	Change

	(In thousands)
Revenue	$784	$153	412%
Costs and expenses:
Research and development	7,036	6,750	4%
General and administrative	1,475	942	57%
Restructuring	30	21	43%

Total costs and expenses	8,541	7,713	11%

Loss from operations	(7,757)	(7,560)	3%
Investment income, net	42	152	(72%)
Interest expense	(6)	(9)	(33%)

Net loss	$(7,721)	$(7,417)	4%

Revenue
      Revenue was $784,000 for the three months ended March 31, 2006 compared to $153,000 for the three months ended March 31, 2005, an increase of 412%. Revenue in both periods relates to Predix’s collaboration with CFFT. The revenue in the 2006 period primarily relates to reimbursed research costs and the amortized portion of the upfront payment from Predix’s collaboration with CFFT. The collaboration began in March 2005 and therefore the revenue in the 2005 period represents one month of reimbursed research costs and the amortized portion of the upfront payment from the CFFT collaboration. In connection with the execution of the CFFT agreement in March 2005, Predix received an upfront payment of $2.0 million. Predix is recognizing this upfront payment as revenue ratably over the three year contract term.

Research and Development Expense
      Research and development expense was $7.0 million for the three months ended March 31, 2006 compared to $6.8 million for the three months ended March 31, 2005, an increase of 6%. The increase is primarily attributable to the increased pre-clinical and clinical development costs associated with an increase in the number of drug candidates Predix has in the clinic, including increased pre-clinical, clinical, manufacturing and personnel costs. During the three months ended March 31, 2006, Predix had three drug candidates in the clinic (PRX-00023, PRX-03140 and PRX-08066). During the three months ended March 31, 2005, Predix had two drug candidates in the clinic (PRX-00023 and PRX-03140). The increase in costs from period to period relates to an increase in expenses associated with the establishment and maintenance of these additional clinical trials. The increase was offset by a decrease in costs associated with the clinical trials for PRX-03140 as this drug candidate had completed its Phase I clinical trial in early 2006 and the Phase II clinical trial for this program has not yet been initiated. Predix expects its research and development expense to increase significantly for the foreseeable future as Predix advances its drug candidates from discovery through pre-clinical and clinical trials and seek regulatory approval and eventual commercialization.

General and Administrative Expense
      General and administrative expense was $1.5 million for the three months ended March 31, 2006 compared to $0.9 million for the three months ended March 31, 2005, an increase of 57%. The increase is primarily attributable to the adoption of SFAS 123R, increased legal costs as well as an increase in salaries and benefits. During the three months ended March 31, 2006, Predix recorded $0.4 million of stock compensation expense versus none in the same period in 2005. During the first quarter of 2006, Predix was in discussions with EPIX relating to the proposed merger which was announced in April 2006. In connection with this transaction, Predix incurred approximately $0.4 million in increased legal costs primarily relating to due diligence and other deal related matters. Predix expects its general and administrative expense to increase significantly as Predix hires new personnel to support the growth of its operations.

Restructuring
      As a result of Predix’s acquisition of Predix Pharmaceuticals Ltd. and the shift in Predix’s business focus, Predix consolidated facilities and reduced headcount which resulted in a restructuring charge in 2003 of $5.4 million. The restructuring charges for the three months ended March 31, 2006 and 2005 relate to the adjusting of the 2003 restructuring estimates to actual costs.

Investment Income, Net
      Investment income, net was $42,000 for the three months ended March 31, 2006 compared to $152,000 for the three months ended March 31, 2005, a decrease of 72%. The decrease is primarily attributable to a significant decrease in interest income due to a decrease in the average balance of cash invested during the three months ended March 31, 2006 as compared to 2005. At March 31, 2006, Predix had cash and cash equivalents on hand of $7.9 million versus $29.4 million at March 31, 2005. From September 2004 through March 31, 2006, Predix raised net cash proceeds of approximately $43.0 million through the private placement of equity and $9.5 million in a debt financing which closed on March 31, 2006. Interest rate changes were not a significant component of the interest income decrease.

Interest Expense
      Interest expense was $6,000 for the three months ended March 31, 2006 compared to $9,000 for the three months ended March 31, 2005, a decrease of 33%. The decrease is primarily attributable to a decrease in the average debt balance from period to period.

Years Ended December 31, 2005 and 2004

	Year Ended December 31,
			Percentage
	2005	2004	Change

	(In thousands)
Revenue	$2,300	$13	17,592%
Costs and expenses:
Research and development	29,351	16,427	79%
General and administrative	7,031	3,011	134%
Restructuring	205	77	166%

Total costs and expenses	36,587	19,515	87%

Loss from operations	(34,287)	(19,502)	76%
Investment income, net	614	147	318%
Interest expense	(30)	(37)	(19%)

Net loss	$(33,703)	$(19,392)	74%

Revenue
      Revenue was $2.3 million for the year ended December 31, 2005 compared to $13,000 for the year ended December 31, 2004, an increase of 17,592%. Revenue in the 2004 period relates to a 2003 software license of $13,000. The revenue in the 2005 period primarily relates to reimbursed research costs and the amortized portion of the upfront payment from Predix’s collaboration with CFFT. In connection with the execution of the CFFT agreement in March 2005 Predix received an upfront payment of $2.0 million. Predix is recognizing this upfront payment as revenue ratably over the three year contract term. The revenue recognized during the twelve months ended December 31, 2005, primarily relates to the upfront payment amortization of $556,000 and reimbursed research services and costs of $1,737,000. Also included in the 2005 revenue is $7,000 from a software license.

Research and Development Expense
      Research and development expense was $29.4 million for the year ended December 31, 2005 compared to $16.4 million for the year ended December 31, 2004, an increase of 79%. The increase is primarily attributable to the increased pre-clinical and clinical development costs of $10.2 million associated with an increase in the number of drug candidates Predix has in the clinic, including increased pre-clinical, clinical, manufacturing and personnel costs. Predix initiated a Phase I clinical trial for PRX-00023 in February 2004. During the year ended December 31, 2005, Predix had three drug candidates in the clinic (PRX-00023, PRX-03140 and PRX-08066). The increase in costs from period to period relates to an increase in expenses associated with the establishment and maintenance of these additional clinical trials. In addition, salaries and benefits for research and development personnel increased by $1.7 million as headcount increased to support the additional drug candidates. Predix expects Predix’s research and development expense to increase significantly for the foreseeable future as Predix advances Predix’s drug candidates from discovery through pre-clinical and clinical trials and seek regulatory approval and eventual commercialization.

General and Administrative Expense
      General and administrative expense was $7.0 million for the year ended December 31, 2005 compared to $3.0 million for the year ended December 31, 2004, an increase of 134%. The increase is primarily attributable to increased professional service costs for legal, accounting, public relations, and recruiting as well as an increase in salaries and benefits. During 2005, Predix filed for an Initial Public Offering which was subsequently withdrawn in October 2005. In connection with this, Predix incurred $1.4 million in professional services. Legal and accounting costs not associated with the attempted offering increased by $0.9 million, while public relations costs increased by $0.3 million and salaries and benefits increased by $0.6 million. In addition, other administrative costs, including insurance premiums and administrative office expenses associated with business growth have also increased. Predix expects Predix’s general and administrative expense to increase significantly as Predix hires new personnel to support the growth of Predix’s operations.

Restructuring
      As a result of Predix’s acquisition of Predix Pharmaceuticals Ltd. and the shift in Predix’s business focus, Predix consolidated facilities and reduced headcount which resulted in a restructuring charge in 2003 of $5.4 million. The restructuring charges for the years ended December 31, 2005 and 2004 relate to the adjusting of the 2003 restructuring estimates to actual costs.

Investment Income, Net
      Investment income, net was $614,000 for the year ended December 31, 2005 compared to $147,000 for the year ended December 31, 2004, an increase of 318%. The increase is primarily attributable to a significant increase in interest income due to an increase in the average balance of cash invested during 2005 as compared to 2004. From September 2004 through January 2005, Predix raised net cash proceeds of approximately $43.0 million through the private placement of equity. Interest rate changes were not a significant component of the interest income increase.

Interest Expense
      Interest expense was $30,000 for the year ended December 31, 2005 compared to $37,000 for the year ended December 31, 2004, a decrease of 19%. The decrease is primarily attributable to a decrease in the average debt balance from period to period.

Years Ended December 31, 2004 and 2003

	Year Ended December 31,
			Percentage
	2004	2003	Change

	(In thousands)
Revenue	$13	$1,068	(99)%
Costs and expenses:
Research and development	16,427	14,632	12
General and administrative	3,011	5,782	(48)
Restructuring	77	5,350	(99)

Total costs and expenses	19,515	25,764	(24)

Loss from operations	(19,502)	(24,696)	(21)
Investment income, net	147	142	4
Interest expense	(37)	(6)	517

Net loss	$(19,392)	$(24,560)	(21)%

Change in Predix’s Business Focus
      Prior to 2003, Predix’s business focused on the development and commercialization of software and databases used to support the discovery and development of new drugs. After the August 2003 acquisition of Predix Pharmaceuticals Ltd., Predix changed Predix’s business focus and began using Predix’s software, together with the proprietary technology Predix acquired, to focus on the discovery and development of G-Protein Coupled Receptor and ion channel-targeted drugs.

Revenue
      Revenue was $13,000 for the year ended December 31, 2004 compared to $1.1 million for the year ended December 31, 2003, a decrease of 99%. Revenue in both periods relates to software licensing. The significant decrease in revenue is due to Predix’s change in business focus. Prior to 2004 Predix generated revenue from licensing software. Beginning in 2003, Predix’s business focus changed from software licensing to primarily engaging in drug discovery and development. Under Predix’s current business model, Predix no longer sells or licenses software. The 2004 revenue relates to a 2003 software license.

Research and Development Expense
      Research and development expense was $16.4 million for the year ended December 31, 2004 compared to $14.6 million for the year ended December 31, 2003, an increase of 12%. The increase is primarily attributable to Predix’s change in business focus in 2003, which resulted in pre-clinical and clinical trial costs of $5.0 million in 2004, which were not incurred in prior years. Predix initiated a Phase I clinical trial for PRX-00023 in February 2004, which resulted in increased costs of $3.3 million relating to the manufacture of PRX-00023 for the clinical trial as well as significant costs to establish and manage the trial sites. This increase was partially offset by decreased personnel and facilities costs as the full impact of the 2003 restructuring was realized in 2004.

General and Administrative Expense
      General and administrative expense was $3.0 million for the year ended December 31, 2004 compared to $5.8 million for the year ended December 31, 2003, a decrease of 48%. The decrease is primarily attributable to the cost savings realized from Predix’s 2003 restructuring and a decrease in professional fees from $1.6 million in 2003 to $682,000 in 2004. As a result of Predix’s 2003 restructuring, facilities costs including rent and depreciation on property and equipment decreased significantly in 2004 to $554,000 as compared to $2.6 million for 2003. In addition, Predix incurred significant professional fees of $1.0 million in 2003 related to the acquisition. Also included in 2003 was a $664,000 non-cash compensation charge related to forgiveness of a promissory note associated with a stock transaction.

Restructuring
      As a result of the acquisition of Predix Pharmaceuticals Ltd. and the shift in Predix’s business focus, Predix consolidated facilities and reduced headcount which resulted in restructuring charges of approximately $5.4 million in 2003 and $77,000 in 2004. Included in the 2003 restructuring charge was $1.5 million for the future lease rental expense, net of sublease income, related to Predix’s former Princeton, New Jersey office, $2.1 million relating to the write off of certain property and equipment and $1.8 million related to severance paid in 2003 for 57 terminated employees.

Investment Income, Net
      Investment income, net was $147,000 for the year ended December 31, 2004 compared to $142,000 for the year ended December 31, 2003, an increase of 4%. The increase is primarily attributable to an increase in the average balance of cash and investments invested during 2004 as compared to 2003. Interest rate changes were not a significant component of the interest income increase.

Interest Expense
      Interest expense was $37,000 for the year ended December 31, 2004 compared to $6,000 for the year ended December 31, 2003, an increase of 517%. The increase is primarily attributable to increased interest expense on equipment leases. Predix entered into two new lease agreements in 2004, one in the second quarter and one in the fourth quarter.

Years Ended December 31, 2003 and 2002

	Year Ended December 31,
			Percentage
	2003	2002	Change

	(In thousands)
Revenue	$1,068	$551	94%
Costs and expenses:
Research and development	14,632	8,534	71
General and administrative	5,782	3,223	79
Restructuring	5,350	—	—

Total costs and expenses	25,764	11,757	119

Loss from operations	(24,696)	(11,206)	120
Investment income, net	142	591	(76)
Interest expense	(6)	(5)	20

Loss on sale of equipment, and related contract	—	(879)	(100)
Net loss before income tax benefit	(24,560)	(11,499)	114
Income tax benefit	—	258	(100)

Net loss	$(24,560)	$(11,241)	118%

Business Focus
      During 2002, Predix began evaluating the strategic direction of the company and determined that Predix should apply Predix’s technology and capabilities more directly toward drug discovery. Accordingly, at that time, Predix began pursuing a sale, merger or other business combination transaction to or with a suitable company engaged in drug discovery. Predix completed such a transaction in August 2003 with Predix’s acquisition of all of the capital stock of Predix Pharmaceuticals Ltd.

Revenue
      Revenue was $1.1 million for the year ended December 31, 2003 compared to $551,000 for the year ended December 31, 2002, an increase of 94%. Revenue in both periods relates to outlicensing of Predix’s software and services. The significant increase in revenue is due to an increase in the number of software licenses.

Research and Development Expense
      Research and development expense was $14.6 million for the year ended December 31, 2003 compared to $8.5 million for the year ended December 31, 2002, an increase of 71%. The increase is primarily attributable to the shift in focus to drug discovery in 2003. As a result, Predix began incurring significant costs in 2003 of approximately $3.1 million for pre-clinical research and development outsourcing, manufacturing and the purchase of lab supplies and chemicals. In addition, Predix incurred approximately $2.4 million in 2003 related to outsourced research costs. During 2002, research and development expenses primarily consisted of personnel costs, outsourcing costs, facilities costs and depreciation expense.

General and Administrative Expense
      General and administrative expense was $5.8 million for the year ended December 31, 2003 compared to $3.2 million for the year ended December 31, 2002, an increase of 79%. The increase is primarily attributable to increased professional fees and personnel costs. During 2003, Predix incurred significant professional fees of approximately $1.0 million relating to Predix’s acquisition which resulted in a significant increase in legal and accounting fees in 2003 as compared to 2002. Also included in 2003 was a $664,000 one time, non-cash compensation charge relating to stock option transactions.

Investment Income, Net
      Investment income, net was $142,000 for the year ended December 31, 2003 compared to $591,000 for the year ended December 31, 2002, a decrease of 76%. The decrease is primarily due to decreased interest income resulting from a significant decrease in the average cash balance on hand due to losses from operations. Interest rate changes were not a significant component of the interest income increase.

Interest Expense
      Interest expense was $6,000 for the year ended December 31, 2003 compared to $5,000 for the year ended December 31, 2002, an increase of 20%. The increase is primarily due to increased interest expense on equipment leases as Predix entered into two new leases in 2003.

Loss on Sale of Equipment and Related Contract
      During 2002, Predix recorded a loss on sale of equipment and related contract of $879,000. This amount represents the loss recognized from the sale of certain computer equipment during the period.

Income Tax Benefit
      During 2002, Predix sold some of Predix’s State of New Jersey net operating loss carryforwards and research and experimentation credit carryforwards. The proceeds received on this sale of $258,000 were recorded as an income tax benefit for the year ended December 31, 2002.
Liquidity and Capital Resources
      Predix has financed its operations since inception through private placements of equity securities, proceeds from software sales and related services, payments received under its collaboration with CFFT, proceeds from equipment financing and capital leases and interest income. From inception through March 31, 2006, Predix has raised net proceeds of $112.4 million from private equity financings and

$9.5 million from a private debt financing which closed on March 31, 2006. From inception through March 31, 2006, Predix has received $2.0 million in license fees and research funding and $1.6 million in proceeds from software sales and related services. To date, inflation has not had a material effect on Predix’s business.
      As of March 31, 2006, Predix’s cash and cash equivalents were $7.9 million versus $29.4 million at March 31, 2005. The $21.5 million decrease from March 31, 2006 to March 31, 2005 is due primarily to a significant decrease in net cash provided by financing activities and an increase in cash used in operations. During the first quarter of 2005, Predix received $21.0 million in proceeds from the issuance of preferred stock versus $6.6 million in proceeds from convertible notes during the same period in 2005. The decrease in cash and cash equivalents is primarily due to the increased costs associated with having three drug candidates in the clinic during the first quarter of 2006 versus two during the same period in 2005 as well as a decrease in the funds raised. Cash used in operations increased from $5.0 million during the three months ended March 31, 2005 to $6.0 million in same period in 2006. In the first quarter of 2006, investing activities provided $1.5 million in cash versus $0.4 million being used in the same period in 2005. The difference is primarily due to a decrease in proceeds from the sale of investments. Cash provided by financing activities during the three months ended March 31, 2006 was $6.6 million versus $21.0 million in the same period in 2005.
      As of December 31, 2005, cash and cash equivalents were $7.4 million compared to $13.8 million as of December 31, 2004. The $6.4 million decrease from 2004 to 2005 is due primarily to the significant increase in operations. The decrease in cash and cash equivalents is primarily due to the increased costs associated with having three drug candidates in the clinic in 2005 versus one in 2004. Cash used in operations increased from $18.9 million in 2004 to $27.1 million in 2005. In 2004, investing activities provided $3.6 million in cash versus $2.4 million being used in 2005. The difference is primarily due to a decrease in proceeds from the sale of investments. Cash provided by financing activities in 2005 was $21.7 million versus $21.8 million in 2004. In 2005 and 2004 Predix received $21.6 million and $21.9 million in net proceeds from the sales of preferred stock and warrants and $2.0 million and $3.7 million of proceeds from the sale of Predix’s short-term investments, respectively. Net cash used in operations increased from $10.5 million for the year ended December 31, 2003 to $18.9 million for the year ended December 31, 2004, due to the funding of Predix’s net loss. Net cash provided by investing activities decreased from $8.8 million for the year ended December 31, 2003 to $3.6 million for the year ended December 31, 2004, primarily due to a decrease in proceeds from the sales of investments. Net cash provided by financing activities increased significantly from $0.9 million for the year ended December 31, 2003 to $21.8 million in the year ended December 31, 2004, due to the $21.9 million in net proceeds from Predix’s sale of Series C convertible preferred stock in the fourth quarter of 2004. Predix’s cash and cash equivalents are highly liquid investments with a maturity of three months or less at date of purchase and consist of time deposits and investments in money market funds with commercial banks and financial institutions.
      In January 2005, Predix completed a private equity funding round raising a total of $43.0 million and issuing 196,431,820 shares of Predix’s Series C convertible preferred stock. Of the $43.0 million raised in this funding, $21.9 million was received during 2004 and the remaining $21.1 million was received in 2005. In March 2005, Predix entered into a three year research, development and commercialization agreement with CFFT. Under this agreement, Predix received an upfront payment of $2.0 million and can receive additional license fees, cost reimbursements and milestone payments. At December 31, 2005, cash and cash equivalents were $7.4 million.

Contractual Obligations
      Predix’s contractual obligations relate to rent on facilities leases for Predix’s Lexington, Massachusetts facility, Ramat Gan, Israel facility and the property abandoned in Princeton, New Jersey, equipment notes and capital leases on office equipment. The following table summarizes as of December 31, 2005, Predix’s contractual obligations for equipment notes, operating and capital lease payments for office and laboratory equipment.

	Payments Due in

	2006	2007	2008	2009	2010	Thereafter

	(In thousands)
Operating leases	$1,398	$1,497	$1,602	$1,602	$1,627	$1,707
Capital leases	105	51	38	32	7	—

Funding Requirements
      Predix expects to continue to incur losses from operations for at least the next several years. In particular, as described above, Predix expects to incur increasing research and development expenses and general and administrative expenses in the future.
      Predix’s existing cash and cash equivalents are not sufficient to enable Predix to fund Predix’s operating expenses, obligations under Predix’s equipment debt financing and capital expenditure requirements beyond July 2006. On March 31, 2006, Predix entered into a bridge financing agreement with certain of its shareholders. In connection with this financing, Predix issued notes totaling $9.5 million. A total of $6.6 million of the proceeds from this note issuance had been received on March 31, 2006. The remaining $2.9 million was received in the second quarter of 2006. The notes bear interest at 10% and are payable in one year. In connection with these notes, Predix issued warrants to purchase an aggregate of 201,709 shares of Predix common stock to the note holders on a pro rata basis. If the merger closes before August 1, 2006, the warrants convert to 250,000 shares of EPIX common stock on a pro rata basis and the principal and accrued interest become payable one month from the closing date of the merger. In the event the merger does not close, the interest payable upon the notes increases from 10% to 15% and the notes become convertible into Predix stock and Predix must issue additional warrants to the note holders to increase the amount of warrants issued to such shareholders to equal 20% of the respective amounts owed under the notes. The cash received from this debt financing will enable Predix to continuing operating through July 31, 2006. In the event the proposed acquisition by EPIX Pharmaceuticals, Inc. does not close before this time or at all, Predix will need to raise additional funding to continue operating. Predix’s future capital requirements will depend on many factors, including:

•	the scope and results of Predix’s research, pre-clinical and clinical development activities;

•	the timing of, and the costs involved in, seeking regulatory approvals;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation;

•	the extent to which Predix acquires or invest in businesses, products and technologies; and

•	Predix’s ability to establish and maintain additional collaborations, and the financial terms associated with such collaborations.
      Predix does not anticipate that Predix will generate product revenue for at least the next several years, if at all. In the absence of additional funding, Predix expects Predix’s continuing operating losses to result in increases in Predix’s cash used in operations over at least the next several quarters and years. To the extent Predix’s capital resources are insufficient to meet future capital requirements, Predix will need to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Except for funding by CFFT for research and development activities relating to the two programs covered by the agreement, Predix does not currently have any commitments for future external funding.
      Additional equity or debt financing, or corporate collaboration and licensing arrangements, may not be available on acceptable terms, if at all. If adequate funds are not available, Predix may be required to delay, reduce the scope of or eliminate Predix’s research and development programs, reduce Predix’s planned commercialization efforts, or obtain funds through arrangements with collaborators or others that may require Predix to relinquish rights to certain drug candidates that Predix might otherwise seek to develop or commercialize independently. Additionally, any future equity funding may dilute the ownership of Predix’s equity investors.
Recent Accounting Pronouncements
      In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin No. 51, Financial Statements, or FIN 46. FIN 46 requires that if an entity has a controlling interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 (as revised) must be applied to all variable interests held no later than the first interim or annual period ending after March 15, 2004. Predix does not own equity or other variable interests in other companies. Accordingly, the adoption of FIN 46 did not have an effect on Predix’s consolidated financial statements.
      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or SFAS 150. SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after.
      May 31, 2003 and otherwise is effective beginning with the first interim period after June 15, 2003. Predix has not issued any financial instruments which would be affected by the adoption of SFAS 150. Accordingly, the adoption of SFAS 150 did not have an effect on Predix’s financial statements.
Quantitative and Qualitative Disclosure about Market Risks
      Predix’s exposure to market risk is currently confined to Predix’s cash and cash equivalents that have maturities of less than one year. Predix currently does not hedge interest rate exposure. Predix has not used derivative financial instruments for speculation or trading purposes. Because of the short-term maturities of Predix’s cash and cash equivalents, Predix does not believe that an increase in market rates would have any significant impact on the realized value of Predix’s investments.
      Predix has operated primarily in the United States and Israel and has received payments from Predix’s collaborators and subsidiaries in U.S. dollars. Predix’s Israeli subsidiary conducts its business using New Israeli Shekels. However, Predix does not believe Predix has any material exposure to foreign currency rate fluctuations.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
      None.

PREDIX PRINCIPAL STOCKHOLDERS
      The following table and the related notes present information on the beneficial ownership of shares of Predix common stock and preferred stock, including Series C preferred stock, as of May 30, 2006 by each director and executive officer of Predix and by each person or group who is known to the management of Predix to be the beneficial owner of more than 5% of the Predix common stock outstanding as of May 30, 2005. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable and the voting agreements entered into by certain directors of Predix (including affiliated entities) with EPIX, Predix believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.
      The number of shares beneficially owned below assumes the conversion of all 273,203,492 shares of Predix preferred stock into 15,177,898 shares of common stock. Applicable percentages are based on 10,912,838 shares of Predix Series C preferred stock (on an as-converted to Predix common stock basis), 15,177,898 shares of Predix preferred stock (on an as-converted to Predix common stock basis)and 16,264,796 shares of Predix common stock and preferred stock outstanding on May 30, 2006, adjusted as required by rules promulgated by the Securities and Exchange Commission. In addition, shares of common stock that may be acquired by an individual or group within 60 days of May 30, 2006, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421.

				Percent of
	Number of	Percent of		Preferred
	Shares	Series C	Percent of	Stock and
	Beneficially	Preferred	Preferred	Common
	Owned(1)	Stock	Stock	Stock(2)

5% Stockholders:
OrbiMed Entities(3)	3,464,131	11.6%	22.2%	21.2%
767 Third Avenue, 30th Floor New York, NY 10017-2023
Yozma Entities(4)	1,627,887	5.5	10.7	10.0
Ramat Aviv Tower, 11th Floor 40 Einstein Street Tel Aviv, 69102 Israel
PA International Limited(5)	1,028,120	8.2	5.9	6.3
123 Buckingham Palace Road London SW1 W9SR United Kingdom
SR One Limited(6)	1,521,442	11.6	9.9	9.3
Four Tower Bridge 200 Barr Harbor Drive, Suite 250 West Conshohocken, PA 19428-2977
Forward Ventures V, L.P.(7)	1,386,556	12.7	9.1	8.5
9350 Towne Centre Drive, Suite 200 San Diego, CA 92121
Boston Millennia Entities(8)	1,294,658	11.6	8.3	7.9
30 Rowes Wharf, Suite 500 Boston, MA 02110
Astellas Venture Capital LLC (formerly known as Yamanouchi Venture Capital, LLC)(9)	882,354	8.1	5.8	5.4
2180 San Hill Road, Suite 460 Menlo Park, CA 94025

				Percent of
	Number of	Percent of		Preferred
	Shares	Series C	Percent of	Stock and
	Beneficially	Preferred	Preferred	Common
	Owned(1)	Stock	Stock	Stock(2)

CMEA Entities(10)	1,168,607	10.4	7.5	7.2
One Embarcadero Center, Suite 3250 San Francisco, CA 94111
Directors and Named Executive Officers
Michael G. Kauffman, M.D., Ph.D.(11)	491,014	*	*	3.0
Chen Schor, CPA(12)	167,486	*	*	1.0
Kimberlee C. Drapkin, CPA(13)	46,502	*	*	*
Silvia Noiman, Ph.D.(14)	208,357	*	*	1.3
Oren Becker, Ph.D.	195,966	*	*	1.2
Frederick Frank(15)	40,830	*	*	*
Julian Adams, Ph.D.(16)	5,972	*	*	*
David Collier, M.D.(17)	1,170,497	*	*	7.2
Yigal Erlich(18)	1,630,054	5.5	10.7	10.0
Patrick J. Fortune, Ph.D.(19)	1,296,548	11.6	8.3	8.0
Ted Love, M.D.(20)	5,972	*	*	*
Joel Martin, Ph.D.(21)	1,388,446	12.7	9.1	8.6
Jonathan Silverstein(22)	3,466,437	11.6	22.2	21.2
Ian F. Smith, CPA, ACA(23)	5,555	*	*	*
Executive officers and directors as a group (15 persons)(24)	10,162,966	51.8	58	58.5

*	Less than 1%

(1)	Includes shares of common stock issuable pursuant to options and warrants exercisable within 60 days of May 30, 2006.

(2)	Predix preferred stock is reported on an as-converted to Predix common stock basis.

(3)	Includes 50,091 shares held by OrbiMed Associates LLC; 346,463 shares held by EatonVance Worldwide Health Sciences Portfolio; 207,877 shares held by Hare and Company FAO: Finsbury Worldwide Pharma; 2,057,481 shares held by Caduceus Private Investment, L.P.; and 700,974 shares held by UBS PW Juniper Crossover Fund, LLC. Also includes 2,758 shares of common stock issuable to Hare and Company FAO: Finsbury Worldwide Pharma upon the exercise of outstanding warrants; 1,757 shares issuable to OrbiMed Associates LLC upon the exercise of outstanding warrants; 72,149 shares issuable to Caduceus Private Investment, L.P. upon the exercise of outstanding warrants; and 24,581 shares issuable to UBS PW Juniper Crossover Fund, LLC. upon the exercise of outstanding warrants. Samuel D. Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC, which have investment management discretion over the shares held by OrbiMed Associates LLC, EatonVance Worldwide Health Sciences Portfolio, Hare and Company FAO: Finsbury Worldwide Pharma, Caduceus Private Investment, L.P. and UBS PW Juniper Crossover Fund, LLC. Mr. Isaly disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(4)	Consists of 336,984 shares held by Yozma II (Israel), L.P.; 410,137 shares of common stock owned of record by Yozma Venture Capital Ltd.; 574,412 shares held by YVC-Yozma Management & Investments Ltd., as trustee for Yozma (BVI) L.P.; and 306,354 shares held by PCM Venture Capital L.P. Voting and/or dispositive decisions with respect to the shares held by Yozma II (Israel), L.P., YVC-Yozma Management & Investments Ltd., as trustee for Yozma (BVI) L.P., and PCM Venture Capital L.P. are made by Mr. Erlich, managing partner and one of our directors, Boaz Goldschmidt, general partner, and directors Udi Angel, Yoav Doppelt, Nir Bronstein and Eran Gersht. Voting and/or dispositive decisions with respect to the shares held by Yozma Venture Capital Ltd. are made by its directors, Mr. Angel and Mr. Doppelt. Each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any.

(5)	Includes 1,016,231 shares held by PA International Limited. Also includes 11,889 shares of common stock issuable to PA International Limited upon the exercise of outstanding warrants. David Cooke, Chris Garrod and Jon Moynihan are the directors of PA International Limited and share voting and/or dispositive power over the shares held by PA International Limited. Each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any.

(6)	Includes 1,501,522 shares held by SR One Limited. Also includes 19,920 shares of common stock issuable to SR One Limited upon the exercise of outstanding warrants. Voting and/or dispositive decisions with respect to the shares held by SR One Limited are made by Adrian G. Rawcliffe, President, Philip L. Smith, Vice President, and Kent Gossett, Investment Manager. Each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any.

(7)	Voting and/or dispositive decisions with respect to the shares held by Forward Ventures V, L.P. are made by its members, Joel Martin, one of our directors, Stuart J.M. Collinson, Standish M. Fleming, Ivor Royston and Maria C. Walker. Each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any.

(8)	Includes 1,046,887 shares held by Boston Millennia Partners II Limited Partnership; 149,077 shares held by Boston Millennia Partners GmbH & Co. KG; 50,148 shares held by Boston Millennia Partners II-A Limited Partnership; 9,413 shares held by Strategic Advisors Fund Limited Partnership; and 4,979 shares held by Boston Millennia Associates II Partnership. Also includes 28,366 shares of common stock issuable to Boston Millennia Partners II Limited Partnership upon the exercise of outstanding warrants; 4,039 shares issuable to Boston Millennia Partners GmbH & Co. KG upon the exercise of outstanding warrants; 1,359 shares issuable to Boston Millennia Partners II-A Limited Partnership upon the exercise of outstanding warrants; 254 shares issuable to Strategic Advisors Fund Limited Partnership upon the exercise of outstanding warrants; and 135 shares issuable to Boston Millennia Associates II Partnership upon the exercise of outstanding warrants. A. Dana Callow, Robert S. Sherman and Martin J. Hernon are general partners of Boston Millennia Partners, as sponsor of these investment funds. Messrs. Callow, Sherman and Hernon may be deemed to have shared voting and dispositive power with respect to these shares. Each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any.

(9)	Voting and/or dispositive decisions with respect to the shares held by Astellas Venture Capital LLC are made by Yoshitaka Yoneyama, President and Chief Executive Officer, Kazumasa Saito, Chief Financial Officer and Treasurer, and Satoshi Nozaki, Secretary. Each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any.

(10)	Includes 375,835 shares held by CMEA Ventures Life Sciences 2000, L.P.; 22,599 shares held by CMEA Ventures Life Sciences 2000, Civil Law Partnership; 719,373 shares held by CMEA Ventures VI, L.P.; and 16,646 shares held by CMEA Ventures VI, GmbH & Co. K.G. Also includes 11,317 shares of common stock issuable to CMEA Ventures Life Sciences 2000, L.P. upon the exercise of outstanding warrants; 678 shares issuable to CMEA Ventures Life Sciences 2000, Civil Law Partnership upon the exercise of outstanding warrants; 21,656 shares issuable to CMEA Ventures VI, L.P. upon the exercise of outstanding warrants; and 503 shares issuable to CMEA Ventures VI, GmbH & Co. K.G. upon the exercise of outstanding warrants. CMEA Ventures LS Management 2000 L.P. is the general partner of CMEA Ventures Life Sciences 2000, L.P. and CMEA Ventures Life Sciences 2000, Civil Law Partnership. David Collier, one of our directors, Thomas Baruch, Karl Handelsman and Gordon Hull are the general partners of CMEA Ventures LS Management 2000 L.P. and share voting and/or dispositive power over the shares held by CMEA Ventures Life Sciences 2000, L.P. and CMEA Ventures Life Sciences 2000, Civil Law Partnership. Each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any. CMEA Ventures VI Management L.P. is the general partner of CMEA Ventures VI, L.P. and CMEA Ventures VI, GmbH & Co. K.G. Dr. Collier, Mr. Baruch, Mr. Handelsman, Mr. Hull, Faysal Sohail and James Watson are the general partners of CMEA Ventures VI Management L.P. and share voting and/or dispositive power over the shares held by

CMEA Ventures VI, L.P. and CMEA Ventures VI, GmbH & Co. K.G. Each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any.

(11)	Includes 341,874 shares issuable to Dr. Kauffman upon exercise of stock options.

(12)	Includes 84,094 shares issuable to Mr. Schor upon exercise of stock options.

(13)	Consists of 46,502 shares issuable to Ms. Drapkin upon exercise of stock options.

(14)	Includes 208,357 shares issuable to Dr. Noiman upon exercise of stock options.

(15)	Includes 5,448 shares issuable to Mr. Frank upon exercise of stock options.

(16)	Consists of 5,972 shares issuable to Dr. Adams upon exercise of stock options.

(17)	Includes of 1,890 shares issuable to Dr. Collier upon exercise of stock options. Also includes the shares set forth in footnote (10) above.

(18)	Includes 2,167 shares issuable to Mr. Erlich upon exercise of stock options. Also includes the shares set forth in footnote (4) above.

(19)	Includes 1,890 shares issuable to Dr. Fortune upon exercise of stock options. Also includes the shares set forth in footnote (8) above. Dr. Fortune, one of Predix’s directors, is a partner of Boston Millennia Partners, the sponsor of these investment funds. Dr. Fortune disclaims beneficial ownership of the shares held by each of the Boston Millennia funds, except to the extent of his pecuniary interest, if any.

(20)	Includes 5,556 shares issuable to Dr. Love upon exercise of stock options.

(21)	Includes 1,890 shares issuable to Dr. Martin upon exercise of stock options. Also includes the shares set forth in footnote (7) above.

(22)	Includes 2,306 shares issuable to Mr. Silverstein upon exercise of stock options. Also includes the shares set forth in footnote (3) above. As a general partner of OrbiMed Advisors LLC and OrbiMed Capital LLC, Mr. Silverstein may be deemed to have beneficial ownership of such shares. Mr. Silverstein disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(23)	Consists of 5,555 shares issuable to Mr. Smith upon exercise of stock options.

(24)	Consists of shares set forth in footnotes 11 through 23, and 43,330 shares issuable to one executive officer not named in the table upon exercise of stock options.

DESCRIPTION OF EPIX CAPITAL STOCK
General
      EPIX’s authorized capital stock consists of 40,000,000 shares of common stock and 1,000,000 shares of preferred stock, par value $0.01 per share. As of June 28, 2006, there were                      shares of EPIX common stock outstanding and no shares of preferred stock outstanding. In order to consummate the merger, EPIX is seeking shareholder approval pursuant to this joint proxy statement/ prospectus to amend its restated certificate of incorporation to increase the authorized EPIX common stock from 40,000,000 shares to 100,000,000 shares.
Common Stock
      The holders of EPIX common stock are entitled to one vote for each share held of record on all matters voted upon by EPIX’s stockholders and may not cumulate votes. Subject to the rights of holders of any future series of undesignated preferred stock which may be designated, each share of the outstanding common stock is entitled to participate ratably in any distribution of net assets made to the stockholders in the liquidation, dissolution or winding up of EPIX and is entitled to participate equally in dividends if and when declared by the EPIX board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to shares of EPIX common stock. All shares of EPIX common stock have equal rights and preferences.
Preferred Stock
      The EPIX board of directors has the authority, without further stockholder approval, to issue 1,000,000 shares of preferred stock where defined in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions of such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of EPIX, which may discourage bids for EPIX common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, EPIX common stock. EPIX has no present plans to issue any shares of preferred stock.
Transfer Agent and Registrar
      The transfer agent and registrar for EPIX common stock is Computershare, with offices at 250 Royall Street, Canton, Massachusetts, 02021.
Stock Market Listings
      EPIX common stock is currently listed on The NASDAQ National Market under the symbol “EPIX.”

COMPARISON OF RIGHTS OF HOLDERS OF EPIX
COMMON STOCK AND PREDIX COMMON STOCK
      EPIX and Predix are both Delaware corporations. The rights of stockholders of each company are generally governed by the General Corporation Law of the State of Delaware, or DGCL, and each company’s respective certificates of incorporation and by-laws. Upon completion of the merger, Predix stockholders will become EPIX stockholders and EPIX’s restated certificate of incorporation and by-laws of EPIX will govern the rights of former Predix stockholders.
      The following description summarizes the material differences between the rights of EPIX stockholders and Predix stockholders, but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders should carefully read the relevant provisions of the DGCL and EPIX’s and Predix’s respective certificates of incorporation and by-laws. For more information on how to obtain these documents, see “Additional Information — Where You Can Find Additional Information.”
Capitalization
      EPIX. The authorized capital stock of EPIX consists of 40,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share. In order to consummate the merger, EPIX is seeking shareholder approval pursuant to this joint proxy statement/ prospectus to amend its restated certificate of incorporation to increase the authorized EPIX common stock from 40,000,000 shares to 100,000,000 shares.
      EPIX Common Stock. As of June 28, 2006 there were approximately                     shares of EPIX common stock outstanding and held of record by approximately                     persons. EPIX common stock is listed on The NASDAQ National Market under the symbol “EPIX.” Except as otherwise provided in any resolution providing for the issue of any series of preferred stock, holders of EPIX common stock have exclusive voting rights for the election of directors and for all other purposes. Holders of EPIX common stock are entitled to one vote per share on all matters to be voted upon by EPIX stockholders. Neither the EPIX restated certificate of incorporation nor the EPIX by-laws authorize cumulative voting. The holders of EPIX common stock are entitled to receive dividends, if any, as may be declared from time to time by the EPIX board of directors out of funds legally available for the payment of dividends, subject to the rights of any series of preferred stock. In the event of a liquidation, dissolution or winding up of EPIX, the holders of EPIX common stock are entitled to share ratably in all assets remaining after payment of the preferential amounts, if any, to which the holders of EPIX preferred stock, if any, are entitled. The EPIX common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the EPIX common stock. All outstanding shares of EPIX common stock are fully paid and non-assessable, and the shares of EPIX common stock to be outstanding upon completion of the merger will be fully paid and non-assessable. Computershare is the Transfer Agent and Registrar for the shares of EPIX common stock.
      EPIX Preferred Stock. The EPIX board of directors may issue up to 1,000,000 shares of EPIX preferred stock in one or more series and may, subject to the DGCL:

•	fix its rights, preferences and restrictions;

•	fix the number of shares and designation of any series;

•	provide voting rights to the shares of any series in addition to those provided by law;

•	provide conversion privileges to the shares of any series and the terms and conditions of such conversion; and

•	determine the rights of the shares of any series in the event of voluntary or involuntary liquidation, dissolution or winding up of EPIX, and the relative rights of priority, if any, of payment of shares of any series.

      At the date of this prospectus, no shares of EPIX preferred stock were outstanding. Although EPIX presently does not intend to do so, the EPIX board of directors may issue EPIX preferred stock with voting, liquidation, dividend, conversion and such other rights which could negatively affect the voting power or other rights of the EPIX common stockholders without the approval of the EPIX common stockholders. Any issuance of EPIX preferred stock may delay or prevent a change in control of EPIX.
      Predix. The authorized capital stock of Predix consists of 338,085,813 shares of common stock, $0.01 par value per share, and 275,298,740 shares of preferred stock, $0.01 par value per share, which consists of 76,771,672 authorized shares of Series AB preferred stock, par value $0.01 per share, and 198,527,068 authorized shares of Series C preferred stock, par value $0.01 per share. All shares of Predix preferred stock are convertible into common stock on a 18-for-1 basis.
      Predix Common Stock. As of June 28, 2006, there were approximately                      shares of Predix common stock outstanding that were held of record by approximately 118 persons. Holders of Predix common stock are entitled to one vote per share on all matters to be voted upon by Predix stockholders. Predix may not declare or pay any dividend on the common stock unless and until the holders of Series C preferred stock and Series AB preferred stock then outstanding, have first received or simultaneously receive a dividend on each outstanding share calculated in accordance with the Predix restated certificate of incorporation, as amended. In the event of a liquidation, dissolution or winding up of Predix, the holders of Predix common stock are entitled to share ratably in all assets remaining after payment of liabilities of Predix and of the preferential amounts, if any, to which the holders of Predix preferred stock are entitled. The Predix common stock has no preemptive, conversion or other subscription rights. All outstanding shares of Predix common stock are fully paid and non-assessable.
      Predix Preferred Stock. The holders of shares of Series C preferred stock are entitled to receive non-cumulative dividends at an annual rate of 8% of the purchase price of one share of Series C preferred stock per annum. Upon the occurrence of a liquidation event, each holder of Series C preferred stock is entitled to be paid out of the assets available for distribution before any payment is made to the holders of shares of Series AB preferred stock and any other class or series of capital stock that is not senior to the Series C preferred stock. Second, each holder of Series AB preferred stock is entitled to be paid out of the assets available for distribution before any payment is made to the holders of any class or series of capital stock that is not senior to the Series AB preferred stock. The remaining assets of Predix, if any, are distributed pro rata among all holders of capital stock; provided that the holders of Predix preferred stock shall not receive in the aggregate an amount equal to three times the original purchase price of such shares of Predix preferred stock.
      Subject to the approval of the holders of at least 60% of the outstanding shares of Predix preferred stock, the Predix board of directors may, subject to the DGCL:

•	alter or change the rights, preferences or privileges of any series of Predix preferred stock;

•	authorize, create or designate any shares of capital stock or other securities of Predix (including securities convertible into or exercisable for any such security) with preference to or on parity with the Series C preferred stock with respect to dividends, liquidation, redemption, voting or the like;

•	increase the authorized number of shares of Predix preferred stock, Predix common stock or any series thereof; and

•	authorize or effect any merger or consolidation of Predix with or into any other company or entity, or any sale, license as licensor, lease as lessor, or other transfer or disposal of all or substantially all of the assets of Predix.

      Subject to the approval of the holders of at least 66 2/3 % of the Series C preferred stock, the Predix board of directors may, subject to the DGCL:

•	alter or change the rights, preferences or privileges of any series of Predix preferred stock;

•	authorize, create or designate any shares of capital stock or other securities of Predix (including securities convertible into or exercisable for any such security) with preference to or on parity with the Series C preferred stock with respect to dividends, liquidation, redemption, voting or the like;

•	increase or decrease the authorized number of shares of Predix preferred stock, Predix common stock or any series thereof;

•	increase or decrease the authorized size of the Predix board of directors in excess of, or to less than, ten members;

•	authorize or effect any merger or consolidation of Predix with or into another company or entity, or any sale, license as licensor, lease as lessor, spin off, sale of voting control, partnering transaction or other transfer or disposal of all or a substantial portion of Predix’s assets outside of the ordinary course of business;

•	effect any recapitalization or reorganization of any class of outstanding capital stock of Predix;

•	authorize or effect any transaction or series of related transactions resulting in a liquidation event; and

•	purchase, lease or otherwise acquire all or substantially all of the assets or capital stock of another entity (whether by merger, consolidation, asset purchase or otherwise).
      As of the date of this prospectus, 273,203,492 shares of Predix preferred stock were outstanding that were held of record by approximately 63 persons. Although Predix presently does not intend to do so, the Predix board of directors may issue Predix preferred stock with voting, liquidation, dividend, conversion and such other rights which could negatively affect the voting power or other rights of the Predix common stockholders without the approval of the Predix common stockholders.
Number, Election, Vacancy and Removal of Directors
      Delaware General Corporation Law. Under the DGCL, the board of directors must have at least one director. A majority of the directors in office can fill any vacancy or newly created directorship. A director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors. However, if the board of directors is divided into classes, unless the certificate of incorporation provides otherwise, a director may only be removed for cause. The board of directors may fill any vacancy created for any reason.
      EPIX. The EPIX board of directors currently has five members. The EPIX restated certificate of incorporation and by-laws provide that the number of directors shall be fixed from time to time by resolution adopted by the vote of a majority of the directors then in office, but shall in no event be less then three. The EPIX restated certificate of incorporation provides that that EPIX board of directors shall be divided into three nearly equal classes, with each class’ terms expiring on a staggered basis. Vacancies and newly created directorships may be filled by a majority of the directors then in office, though less than a quorum. Directors may be removed for cause by the affirmative vote of the holders of at least a majority of the stock entitled to vote at a special meeting of the stockholders called at least in part for that purpose; such method being the exclusive method for the removal of directors.
      Predix. The Predix board of directors currently has ten members. In order to increase or decrease the number of directors to a number greater than or less than ten, Predix must obtain the approval of the holders of at least 66 2/3 % of the Series C preferred stock. The Predix by-laws provide that the Predix board of directors shall consist of not less than one director. The number of directors may be declared at any time either by the shareholders or by a majority of the directors then in office, but may only be decreased to eliminate vacancies existing by reason of the death, resignation, removal or expiration of the term of one or more directors. Directors may be removed at any time for cause by the affirmative vote of a majority of the combined voting power of the then outstanding shares of Predix capital stock entitled to vote in the election of directors, voting together as a single class, except that directors elected by the holders of a particular class or series of stock may be removed without cause only by the vote of the holders of a majority of the outstanding shares of such class or series.
Amendments to Certificate of Incorporation
      Delaware General Corporation Law. Under the DGCL, an amendment to a corporation’s certificate of incorporation requires approval by both the board of directors and a majority of the shares entitled to vote, unless a different proportion is provided for in the certificate of incorporation. If the amendment increases or decreases the aggregate number of authorized shares of a class, then the outstanding shares of such class shall be entitled to vote on the amendment, whether or not entitled to vote thereon by the certificate of incorporation. If the corporation’s stock is divided into classes, then a majority of each class entitled to vote on the amendment as a class must approve the amendment, unless a different proportion is provided by the certificate of incorporation.
      EPIX. The EPIX restated certificate of incorporation may be amended or repealed as permitted or prescribed by applicable law, with all rights conferred upon EPIX stockholders subject to such reservation. The EPIX restated certificate of incorporation requires the affirmative vote of holders of 66 2/3 % of the voting power of the shares of all classes of EPIX stock entitled to vote for the election of directors, considered for these purposes as one class of stock, with respect to amending, revising or revoking certain of its provisions. Specifically, such vote is required to amend, revise or revoke the following provisions of the EPIX restated certificate of incorporation:

•	Article Sixth, which sets forth the election and removal procedures of the EPIX board of directors;

•	Article Eleventh, which sets forth the stockholder voting requirements for certain actions to be taken by EPIX; and

•	Article Twelfth, which prohibits EPIX stockholder action to be taken by written consent.
      In addition, any amendment or repeal of Article Ninth of the EPIX restated certificate of incorporation, which limits the liability of directors, will not deprive a director of the benefits of Article Ninth with respect to any act or omission occurring prior to the date of such amendment or repeal.
      Predix. Subject to certain voting rights of the Predix preferred stock which may not be amended, repealed or modified without the requisite approval of the holders of Predix preferred stock, the Predix restated certificate of incorporation, as amended, may be amended or repealed as permitted or prescribed by applicable law. In addition, any amendment, repeal or modification of or the adoption of any provision inconsistent with Article VII of the Predix restated certificate of incorporation, as amended, shall not adversely affect or diminish the rights of any indemnitee to indemnification with respect to any action, suit or proceeding arising out of or relating to any actions or facts that occur prior to such amendment, modification or repeal.
Amendments to By-laws
      EPIX. The EPIX by-laws may be altered, amended or repealed or new by-laws may be adopted by the affirmative vote of the holders of a majority of the shares of EPIX capital stock issued and outstanding and entitled to vote at any regular meeting of stockholders, or at any special meeting of stockholders provided that notice of such alteration, amendment, repeal or adoption of new by-laws shall have been stated in the notice of such meeting; or by the affirmative vote of a majority of the directors present at any regular or special meeting of the EPIX board of directors at which a quorum is present.
      Predix. The Predix by-laws may be altered, amended or repealed and new by-laws adopted by the stockholders at any annual or special stockholder meeting by a majority of the combined voting power of the outstanding shares of Predix capital stock entitled to vote at such meeting, voting together as a single class, or by the approval of a majority of the Predix board of directors present at any regular or special meeting of the Predix board of directors at which a quorum is present.
Stockholder Action
      EPIX. The affirmative vote of holders of 66 2/3 % of the voting power of the shares of all classes of EPIX stock entitled to vote for the election of directors, considered for these purposes as one class of stock is required (a) to amend, revise or revoke those articles of the EPIX restated certificate of incorporation noted above under “Amendments to Certificate of Incorporation” or (b) for EPIX to enter certain transactions with any person, firm, corporation or other entity, other than a subsidiary of EPIX, which is the beneficial owner of 5% or more of the shares of stock of EPIX entitled to vote in the election of directors, which is referred to as an Other Corporation. Otherwise, the holders of a majority in interest of all stock issued and outstanding and entitled to vote at any meeting of the stockholders shall constitute a quorum and a majority of the stock represented thereat is required for EPIX stockholders to approve any action brought before them. Any election by stockholders shall be determined by a plurality of the vote cast by the stockholders entitled to vote at the election. The EPIX restated certificate of incorporation provides that any action required or permitted to be taken by stockholders at any annual or special meeting may not be effected by written consent.
      Predix. The vote of a majority of the shares present and entitled to vote at a duly called and held meeting is the act of the Predix stockholders. The Predix by-laws provide that any action required or permitted to be taken by the stockholders at a duly called annual or special meeting may be affected by the written consent of the holders of outstanding stock having not less than the minimum number of votes that would be required to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.
Notice of Certain Stockholder Actions
      EPIX. The EPIX by-laws state that a stockholder may only bring business before an annual stockholder meeting, including nomination of a director for the EPIX board of directors at an annual or special stockholder meeting, if the stockholder gives written notice of the business to the Chairman of the EPIX board of directors or EPIX’s President, Secretary or Treasurer not less than 50 days nor more than 75 days prior to the meeting or, if less than 65 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, stockholder notice, to be timely, must be received no later than the close of business on the 15th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.
      Predix. The Predix by-laws do not have an advance notice requirement for a Predix stockholder to properly bring business before a stockholder meeting.
Special Stockholder Meetings
      Delaware General Corporation Law. Under the DGCL, a special meeting of a corporation’s stockholders may be called by the board of directors or by any other person authorized by the corporation’s certificate of incorporation or by-laws. All stockholders of record entitled to vote must receive notice of all stockholder meetings not less than ten, nor more than 60, days before the date of the stockholder meeting.
      EPIX. The EPIX by-laws provide that the President or the EPIX board of directors may call special meetings of the stockholders at any time.
      Predix. The Predix by-laws provide that only the Predix board of directors, the Chairman of the Predix board of directors or Predix’s President can call a special meeting of the Predix stockholders. No business may be transacted at a special meeting of the stockholders other than that stated in the notice of the meeting.
Limitation of Personal Liability of Directors and Indemnification
      Delaware General Corporation Law. Under the DGCL, a corporation may include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for certain monetary damages resulting from breaches of fiduciary duties. Specifically, the corporation may indemnify any director, officer, employee or agent of the corporation for expenses, monetary damages, fines and settlement amounts to the extent the person:

•	acted in good faith;

•	acted in a manner he or she believed to be in the best interests of the corporation; and

•	with respect to any criminal action, had no reasonable cause to believe the conduct was unlawful.
      However, no provision can eliminate or limit director liability for any:

•	breach of his or her duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or involving intentional misconduct or a knowing violation of the law;

•	violation of Section 174 of the DGCL regarding unlawful payment of dividends or unlawful stock purchases or redemptions;

•	transaction from which the director received any improper personal benefit; or

•	act or omission that took place before the date of adoption of the provision in the certificate of incorporation eliminating or limiting the liability of a director for breaches of fiduciary duties.
      Indemnification is also not permitted if the person is held liable to the corporation or its stockholders, except to the extent that an appropriate court concludes that the person is fairly and reasonably entitled to indemnification for those expenses that the court deems proper.
      EPIX. The EPIX restated certificate of incorporation provides that directors shall not be personally liable for monetary damages for breach of fiduciary duty, except to the extent such elimination or limitation thereof is not permitted under the DGCL as in effect when such liability is determined. Any amendment or repeal of this provision in the EPIX restated certificate of incorporation will not deprive a director of its benefits with respect to any act or omission occurring prior to such amendment or repeal. In addition, the EPIX restated certificate of incorporation and by-laws provide that, to the fullest extent permitted by the DGCL, as amended from time to time, EPIX shall indemnify its directors and officers and those who serve at the request of EPIX as a director, officer or trustee with another corporation, partnership, joint venture, trust or other enterprise. This right to indemnification may include advancement of expenses and is not exclusive of any other right the indemnified party may have. The EPIX restated certificate of incorporation authorizes EPIX to grant indemnification rights to other employees, agents or other persons serving EPIX and such rights may be equivalent to, or greater or less than, those provided by the EPIX restated certificate of incorporation.
      Even if EPIX is prohibited from indemnifying such persons under the DGCL, it may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of EPIX or is or was serving in such capacity at the request of EPIX with another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such. EPIX currently maintains such insurance and has also entered into customary indemnification agreements with each of its directors and executive officers.

      Predix. The Predix restated certificate of incorporation, as amended, provides that, to the fullest extent that the DGCL as it now exists or as it may be amended permits, directors shall not be liable to Predix or its stockholders for monetary damages for breach of fiduciary duties as a director. The Predix restated certificate of incorporation, as amended, also provides that, subject to the approval of the Predix board of directors, to the fullest extent that the DGCL as it now exists or as it may be amended permits, Predix is authorized to provide indemnification to its agents. In addition, the Predix restated certificate of incorporation, as amended, provides a right to indemnification of and advancement of expenses to directors, officers, employees and certain agents of Predix. This right to indemnification and advancement of expenses is not exclusive of any other rights to which directors, officers, employees or agents are entitled.
      Even if Predix is prohibited from indemnifying such persons under the DGCL, it may maintain insurance at its expense to protect itself and any director, officer, employee or agent against liability. Predix currently maintains such insurance.
Mergers, Acquisitions and Other Transactions
      Delaware General Corporation Law. Under the DGCL, the board of directors and a majority of the shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if:

•	the merger agreement does not amend the constituent corporation’s certificate of incorporation;

•	each share of stock of the constituent corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger; and

•	either no shares of common stock of the surviving corporation are to be issued or delivered by way of the merger or, if common stock will be issued or delivered, it will not increase the number of outstanding shares of common stock immediately before the merger by more than 20%.
      EPIX. The EPIX restated certificate of incorporation requires a 66 2/3  vote of the shares of all classes of EPIX stock entitled to vote for the election of directors, considered as one class, to authorize EPIX to do any of the following with any Other Corporation: (a) adopt any agreement for the merger or consolidation of EPIX or any EPIX subsidiary with or into any Other Corporation; (b) authorize any sale, lease, exchange, mortgage, pledge or other disposition of all or substantially all of the assets of EPIX or any EPIX subsidiary to any Other Corporation; (c) authorize the issuance or transfer by EPIX of EPIX securities having a then fair market value of more than $500,000 in exchange for the securities or assets of any Other Corporation; or (d) engage in any other transaction the effect of which is to combine the assets and business of EPIX or any EPIX subsidiary with any Other Corporation. Because Predix is not an Other Corporation, the EPIX restated certificate of incorporation does not alter the required vote of EPIX stockholders to approve this merger, under the DGCL.
      Predix. The Predix restated certificate of incorporation, as amended, alters the required vote of Predix stockholders to approve a merger, consolidation or sale of all or substantially all of Predix’s assets under the DCGL such that the approval of the holders of at least (a) 60% of the outstanding shares of Predix preferred stock and (b) 66 2/3 % of the outstanding shares of Series C preferred stock is required to approve a merger, consolidation or sale of all or substantially all of Predix’s assets.
Dissenters’ Appraisal Rights
      Delaware General Corporation Law. Under the DGCL, dissenters’ appraisal rights are available to a corporation’s stockholders in connection with certain mergers and consolidations. However, no rights are available in certain situations. A corporation’s stockholders will not receive such rights if the corporation is the surviving corporation and no stockholder vote is required for the merger. Also, no such rights are available if the corporation’s stock is either:

•	listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or

•	held of record by more than 2,000 stockholders.
      However, dissenters’ appraisal rights will be available if the merger or consolidation requires stockholders to exchange their stock for anything other than:

•	shares of the surviving corporation,

•	shares of another corporation that will be listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, or

•	cash in place of fractional shares.
      EPIX. Because EPIX meets at least one of the requisite tests set forth above, its stockholders will not receive dissenters’ appraisal rights with respect to the merger.
      Predix. Because Predix does not meet any of the requisite tests set forth above, Predix stockholders will receive dissenters’ appraisal rights with respect to the merger. In the event of a proposed merger or consolidation that is approved by (a) the Predix board of directors and (b) the holders of at least 66 2/3 % of the shares of Series C preferred stock, all stockholders who are party to Predix’s Second Amended and Restated Stockholders’ Agreement are obligated to vote their shares in favor of such a transaction, and those Predix stockholders voting in favor of the merger will not be entitled to appraisal rights.
Rights Plan
      EPIX. EPIX does not have a stockholder rights plan.
      Predix. Predix does not have a stockholder rights plan.

EPIX ANNUAL MEETING PROPOSAL NO. 1 — APPROVAL OF THE ISSUANCE OF EPIX
COMMON STOCK IN THE MERGER AND APPROVAL OF THE MERGER
      For a summary and detailed information regarding this proposal, see the information about the merger and the issuance of EPIX common stock as a result thereof throughout this joint proxy statement/ prospectus, including the information set forth in “The Merger,” “The Merger Agreement,” “The Voting Agreement,” “Management of EPIX after the Merger” and “The Annual Meeting of EPIX Stockholders.”
THE EPIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF EPIX COMMON STOCK IN THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ISSUANCE. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF EPIX COMMON STOCK IN THE MERGER AND APPROVE THE MERGER.

EPIX ANNUAL MEETING PROPOSAL NO. 2 — AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED COMMON STOCK
      At the EPIX annual meeting, holders of EPIX stock will be asked to approve the amendment of EPIX’s restated certificate of incorporation to increase the number of authorized shares of EPIX common stock to 100,000,000.
      EPIX’s restated certificate of incorporation currently authorizes 40,000,000 shares of common stock. On June 28, 2006,                      shares of EPIX common stock were outstanding.
      Approximately 23,275,484 shares of EPIX common stock will be issuable upon the effective time of the merger in exchange of the outstanding Predix common stock and preferred stock and upon the exercise of Predix options and warrant assumed by EPIX in the merger. Based on the shares of EPIX common stock outstanding and reserved and the shares of Predix stock outstanding and reserved as of March 31, 2006, assuming the approval of the increase in the authorized shares of EPIX common stock, and following the closing of the merger, EPIX would have approximately 43,538,069 shares of common stock issued, 9,618,901 shares of common stock reserved for issuance under stock incentive plans, employee stock purchase plan and warrants, and approximately 46,843,030 shares of common stock authorized but unissued and unreserved assuming the approval of increasing the authorized common stock to 100,000,000 shares.
      EPIX currently does not have sufficient authorized shares to complete the merger and it is necessary to increase the number of authorized shares of EPIX common stock so that EPIX has sufficient shares of authorized common stock to issue in connection with the merger. At present, EPIX has no plans to issue shares for any other purpose. However, the EPIX board of directors believes it is also desirable to have additional shares available for other corporate purposes that might arise in the future, other than in the merger. For example, although EPIX currently meets its obligations to deliver shares under employee stock options and similar arrangements with treasury shares (meaning previously issued shares that have been reacquired by EPIX), it may become desirable in the future to use newly issued shares for this purpose. Shares could also be issued from time to time for acquisitions or to raise capital. Under some circumstances, it is also possible for a company to use unissued shares for antitakeover purposes, but EPIX has no present intention to take any such action.
      Whether or not any future issuance of shares unrelated to the merger would be submitted for stockholder vote depends upon the nature of the issuance, legal and stock exchange requirements, and the judgment of the EPIX board of directors at the time.
Votes Required to Approve the Amendment of the Restated Certificate of Incorporation
      The affirmative vote of the holders of a majority of the outstanding common stock on the record date is required for approval of the amendment of EPIX’s restated certificate of incorporation.
THE EPIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT AN AMENDMENT TO EPIX’S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 40,000,000 SHARES TO 100,000,000 SHARES, WHICH REPRESENTS AN ADDITIONAL 60,000,000 SHARES, IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AMENDMENT. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE AN AMENDMENT TO EPIX’S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 40,000,000 SHARES TO 100,000,000 SHARES. THE APPROVAL OF PROPOSAL NO. 2 IS NECESSARY TO ENABLE EPIX TO ISSUE THE REQUIRED NUMBER OF SHARES OF EPIX COMMON STOCK TO PREDIX STOCKHOLDERS, OPTION HOLDERS AND WARRANT HOLDERS IN CONNECTION WITH THE MERGER.

EPIX ANNUAL MEETING PROPOSAL NO. 3 — ELECTION OF EPIX DIRECTORS
      The EPIX board of directors nominated Mark Leuchtenberger and Michael Gilman, Ph.D. for election at the EPIX annual meeting. The EPIX board of directors currently consists of five members, classified into three classes as follows: (a) Peter Wirth, Mark Leuchtenberger and Michael Gilman, Ph.D. constitute a class with a term ending at the upcoming this 2006 annual stockholders meeting, or the Class I directors; (b) Christopher F.O. Gabrieli constitutes a class with a term ending at the 2008 annual meeting, or the Class II director; and (c) Gregory D. Phelps constitutes a class with a term ending at the 2007 annual meeting, or the Class III director. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed those directors whose terms are expiring. Peter Wirth has notified EPIX that he will not stand for reelection to the EPIX board of directors at the 2006 EPIX annual meeting.
      The EPIX board of directors has voted (a) to set the size of the EPIX board of directors at five members and (b) to nominate each of Mark Leuchtenberger and Michael Gilman, Ph.D. for election at the annual meeting for a term of three years to serve until the 2009 annual meeting of stockholders, and until their respective successors have been elected and qualified; provided, however, that, if Proposal No. 1 and Proposal No. 2 are adopted and the merger is completed, the EPIX board of directors will consist of the nine persons identified in this joint proxy statement/ prospectus. The Class II director and the Class III director will serve until the annual meetings of stockholders to be held in 2008 and 2007, respectively, and until their respective successors have been elected and qualified.
      Unless authority to vote for any of these nominees is withheld, the shares represented by the enclosed proxy will be voted FOR the election as directors of Mark Leuchtenberger and Michael Gilman, Ph.D.; provided, however, that, if Proposal No. 1 and Proposal No. 2 are adopted and the merger is completed, the EPIX board of directors will consist of the nine persons identified in this joint proxy statement/ prospectus. In the event that the nominee becomes unable or unwilling to serve, the shares represented by the enclosed proxy will be voted for the election of such other person as the EPIX board of directors may recommend in his/her place. We have no reason to believe that any nominee will be unable or unwilling to serve as a director.
Votes Required to Elect Directors
      A plurality of the shares voted affirmatively or negatively at the annual meeting is required to elect each nominee as a director.
THE EPIX BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF MARK LEUCHTENBERGER AND MICHAEL GILMAN, PH.D. AS DIRECTORS, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE ON THE PROXY; PROVIDED, HOWEVER, THAT, IF PROPOSAL NO. 1 AND PROPOSAL NO. 2 ARE ADOPTED AND THE MERGER IS COMPLETED, THE EPIX BOARD OF DIRECTORS WILL CONSIST OF THE NINE PERSONS IDENTIFIED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS.

EPIX ANNUAL MEETING PROPOSAL NO. 4 — RATIFICATION OF SELECTION OF EPIX’S
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      The audit committee of the EPIX board of directors has appointed Ernst & Young LLP, independent public accountants, to audit EPIX’s financial statements for the year ending December 31, 2006. The EPIX board of directors proposes that the stockholders ratify this appointment. Ernst & Young LLP audited EPIX’s financial statements for the year ended December 31, 2005. EPIX expects that representatives of Ernst & Young LLP will be present at the meeting, will be able to make a statement if they so desire, and will be available to respond to appropriate questions.
      The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of EPIX’s annual financial statements for the years ended December 31, 2005 and 2004, and fees billed for tax services rendered by Ernst & Young LLP during those periods. The audit committee of the EPIX board of directors considered the provision of the services corresponding to these fees in its finding that the services are compatible with Ernst & Young LLP maintaining its independence.

	Year Ended

	December 31, 2005	December 31, 2004

Audit Fees:(1)	$265,500	$393,000
Audit-Related Fees:(2)	—	—
Tax Fees:(3)	17,700	27,872
All Other Fees:(4)	—	—

Total	283,200	420,872

(1)	Audit Fees consist of fees for professional services rendered for the audit of EPIXs annual financial statements, a review of the interim financial statements included in the quarterly reports, a review of internal controls of financial reporting (Section 404) and services normally provided by Ernst & Young LLP in connection regulatory filings, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits.

(2)	Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of an audit or review of EPIX’s financial statements and are not reported under “Audit Fees.” The category includes fees for the review of EPIX’s employee benefit plans. In 2004, EPIX hired an accounting firm other than Ernst & Young LLP to audit the employee benefit plans.

(3)	Tax Fees consist of fees for professional services rendered in preparing the federal and state tax returns, and for providing tax compliance, tax advice and tax planning assistance.

(4)	All Other Fees consist of fees for services other than the services reported above.
Policy on Audit Committee Pre-Approval of Audit and Permissible Non-audit Services of Independent Auditors
      Consistent with Securities and Exchange Commission policies regarding auditor independence, the audit committee of the EPIX board of directors has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. In recognition of this responsibility, the audit committee of the EPIX board of directors has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor.
      Prior to engagement of the independent auditor for the next year’s audit, management will submit an aggregate of services expected to be rendered during that year for each of four categories of services to the audit committee of the EPIX board of directors for approval.

      1. Audit services include audit work performed in the preparation of financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, and attest services and consultation regarding financial accounting and/or reporting standards.
      2. Audit-Related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.
      3. Tax services include all services performed by the independent auditor’s tax personnel except those services specifically related to the audit of the financial statements, and includes fees in the areas of tax compliance, tax planning, and tax advice.
      4. Other Fees are those associated with services not captured in the other categories.
      Prior to engagement, the audit committee of the EPIX board of directors pre-approves these services by category of service. The fees are budgeted and the audit committee of the EPIX board of directors requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by the category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the audit committee of the EPIX board of directors requires specific pre-approval before engaging the independent auditor.
      The audit committee of the EPIX board of directors may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the audit committee of the EPIX board of directors at its next scheduled meeting.
      In the event the stockholders do not ratify the appointment of Ernst & Young LLP as our independent public accountants, the audit committee of the EPIX board of directors will reconsider its appointment.
Votes Required to Ratify the Appointment of EPIX’s Independent Registered Public Accounting Firm
      The affirmative vote of the holders of a majority of the shares present at the EPIX annual meeting, whether in person or by proxy, is required to ratify the appointment of the independent public accountants.
THE EPIX BOARD OF DIRECTORS RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT PUBLIC ACCOUNTANTS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

EPIX ANNUAL MEETING PROPOSAL NO. 5 — APPROVAL OF POSSIBLE ADJOURNMENT OF
ANNUAL MEETING
      If EPIX fails to receive a sufficient number of votes to approve Proposal Nos. 1 and 2, EPIX may propose to adjourn the annual meeting, if a quorum is present, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve Proposal Nos. 1 and 2. EPIX currently does not intend to propose adjournment at the annual meeting if there are sufficient votes to approve Proposal Nos. 1 and 2.
Votes Required to Approve the Adjournment of the Annual Meeting
      The approval to adjourn the EPIX annual meeting requires the affirmative vote of the holders of a majority of the shares present at the EPIX annual meeting, whether in person or by proxy.
THE EPIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT ADJOURNING THE EPIX ANNUAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, EPIX AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. THE EPIX BOARD OF DIRECTORS RECOMMENDS THAT EPIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO ADJOURN THE EPIX ANNUAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2.

PREDIX SPECIAL MEETING PROPOSAL NO. 1 — APPROVAL AND ADOPTION OF THE
MERGER AGREEMENT AND APPROVAL OF THE MERGER
      For a summary and detailed information regarding this proposal, see the information about the merger agreement and the merger throughout this joint proxy statement/ prospectus, including the information set forth in “The Merger,” “The Merger Agreement,” “The Voting Agreement,” “Management of EPIX after the Merger” and “The Special Meeting of Predix Stockholders.”
THE PREDIX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, PREDIX AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER AND THE MERGER AGREEMENT. THE PREDIX BOARD OF DIRECTORS RECOMMENDS THAT PREDIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT AND TO APPROVE THE MERGER.

PREDIX SPECIAL MEETING PROPOSAL NO. 2 — APPROVAL OF POSSIBLE ADJOURNMENT
OF SPECIAL MEETING
      If Predix fails to receive a sufficient number of votes to approve Proposal No. 1, Predix may propose to adjourn the special meeting, if a quorum is present, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve Proposal No. 1. Predix currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal No. 1.
THE PREDIX BOARD OF DIRECTORS HAS CONCLUDED THAT THE PROPOSAL TO ADJOURN THE PREDIX SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE FOREGOING PROPOSAL NO. 1 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, PREDIX AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. ACCORDINGLY, THE PREDIX BOARD OF DIRECTORS RECOMMENDS THAT PREDIX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO ADJOURN THE PREDIX SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NO. 1.

EXPERTS
      The financial statements of EPIX Pharmaceuticals, Inc. at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in the joint proxy statement of EPIX Pharmaceuticals, Inc. which is referred to and made a part of this prospectus and registration statement, have been audited by Ernst and Young LLP, independent registered public accounting firm, as set forth in their report, appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements of Predix Pharmaceuticals Holdings, Inc. at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in the joint proxy statement of Predix Pharmaceuticals Holdings, Inc. which is referred to and made a part of this prospectus and registration statement, have been audited by Ernst and Young LLP, independent auditors, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
      The validity of the shares of EPIX common stock offered hereby and certain tax matters will be passed upon for EPIX by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C., Boston, Massachusetts. Certain tax matters will be passed upon for Predix by Goodwin Procter LLP, Boston, Massachusetts.
STOCKHOLDER PROPOSALS
      EPIX’s by-laws provide that in order for a stockholder to bring business before or propose director nominations at an annual meeting, the stockholder must give written notice to EPIX’s Secretary not less than 50 days, nor more than 75 days prior to the meeting. The notice must contain specified information about the proposed business of each nominee and the stockholder making the proposal or nomination. If less than 65 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, the notice given by the stockholder must be received not later than the 15th day following the day on which the notice of such annual meeting date was mailed or public disclosure made, whichever first occurs. Proposals that are not received within the time frames set for the above will not be voted on at the annual meeting. If a proposal is received within these time frames, the proxies that management solicits for the meeting may still exercise discretionary voting authority on the proposal under circumstances consistent with the proxy rules of the Securities and Exchange Commission. All stockholder proposals should be marked for the attention of Secretary, EPIX Pharmaceuticals, Inc., 161 First Street, Cambridge, Massachusetts 02142.

WHERE YOU CAN FIND MORE INFORMATION
      EPIX has filed reports, proxy statements and other information with the Securities and Exchange Commission. Copies of EPIX’s reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at the Securities and Exchange Commission’s Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. The public may obtain information on the operation of the Securities and Exchange Commission’s public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330.
      Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at the Securities and Exchange Commission’s Headquarters or by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding EPIX. The address of the Securities and Exchange Commission’s website is http://www.sec.gov.
      Reports, proxy statements and other information concerning EPIX may also be inspected at The National Association of Securities Dealers, 1735 K Street N.W., Washington, D.C. 20006.
      The following documents are incorporated by reference into this joint proxy statement/ prospectus:

(a)	EPIX’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 1, 2006 (File No. 000-21863);

(b)	EPIX’s Current Report on Form 8-K filed on February 1, 2006 reporting the February 1, 2006 event (File No. 000-21863);

(c)	EPIX’s Current Report on Form 8-K filed on February 16, 2006 reporting the February 10, 2006 event (File No. 000-21863);

(d)	EPIX’s Current Report on Form 8-K filed on March 9, 2006 reporting the March 7, 2006 event (File No. 000-21863);

(e)	EPIX’s Current Report on Form 8-K filed on April 3, 2006 reporting the April 3, 2006 event (File No. 000-21863);

(f)	EPIX’s Current Report on Form 8-K filed on April 26, 2006 reporting the April 21, 2006 event (File No. 000-21863);

(g)	EPIX’s Annual Report, as amended, on Form 10-K/ A for the year ended December 31, 2005 filed on April 28, 2006 (File No. 000-21863);

(h)	EPIX’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 5, 2006 (File No. 000-21863);

(i)	EPIX’s Current Report on Form 8-K filed on May 8, 2006 reporting the May 5, 2006 event (File No. 000-21863); and

(j)	EPIX’s Current Report on Form 8-K filed on May 24, 2006 reporting the May 19, 2006 event (File No. 000-21863).

      All documents filed by EPIX following the date of this joint proxy statement/ prospectus and prior to the date of the EPIX annual meeting pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, shall be deemed to be incorporated by reference into this joint proxy statement/ prospectus.
      You should rely only on the information contained in this joint proxy statement/ prospectus or on information to which EPIX has referred you. EPIX and Predix have not authorized anyone else to provide you with any information. EPIX provided the information concerning EPIX. Predix provided the information concerning Predix.
      EPIX has filed a registration statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission with respect to EPIX common stock to be issued to Predix stockholders in the merger. This joint proxy statement/ prospectus constitutes the prospectus of EPIX filed as part of the registration statement. This joint proxy statement/ prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the Securities and Exchange Commission. You may inspect and copy the registration statement at any of the addresses listed above.

INDEX TO FINANCIAL STATEMENTS

EPIX FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of December 31, 2004 and 2005	F-3
Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005	F-4
Statements of Stockholders’ Equity for the Years Ended December 31, 2003, 2004 and 2005	F-5
Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005	F-6
Notes to Financial Statements	F-7

Balance Sheet as of December 31, 2005 and March 31, 2006 (unaudited)	F-26
Statements of Operations for the Three Months Ended March 31, 2005 and 2006 (unaudited)	F-27
Statements of Cash Flows for the Three Months Ended March 31, 2005 and 2006 (unaudited)	F-28
Notes to Financial Statements (unaudited)	F-29
PREDIX CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors	F-36
Consolidated Balance Sheet as of December 31, 2004 and 2005 and March 31, 2006 (unaudited)	F-37
Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005 and for the Three Months Ended March 31, 2005 and 2006 (unaudited)	F-38
Consolidated Statements of Stockholders’ Equity (Deficit) for the Years Ended December 31, 2003, 2004 and 2005 and for the Three Months Ended March 31, 2006 (unaudited)	F-39
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005 and for the Three Months Ended March 31, 2005 and 2006 (unaudited)	F-40
Notes to Consolidated Financial Statements	F-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
EPIX Pharmaceuticals, Inc.:
      We have audited the accompanying balance sheets of EPIX Pharmaceuticals, Inc. (formerly EPIX Medical, Inc.) as of December 31, 2004 and 2005, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EPIX Pharmaceuticals, Inc. at December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (U.S.), the effectiveness of EPIX Pharmaceuticals, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts
February 27, 2006

EPIX PHARMACEUTICALS, INC.
BALANCE SHEETS

	December 31,

	2004	2005

ASSETS
Current assets:
Cash and cash equivalents	$73,364,538	$72,502,906
Available-for-sale marketable securities	91,075,630	52,225,590
Accounts receivable	322,546	149,287
Prepaid expenses and other assets	585,138	346,919

Total current assets	165,347,852	125,224,702
Property and equipment, net	2,490,804	2,517,859
Other assets	3,448,270	2,973,155

Total assets	$171,286,926	$130,715,716

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$938,498	$1,268,325
Accrued expenses	4,218,834	4,310,003
Contract advances	6,150,013	6,112,549
Loan payable to strategic partner	15,000,000	—
Deferred revenue	2,387,882	435,861

Total current liabilities	28,695,227	12,126,738
Deferred revenue	1,209,725	755,647
Convertible debt	100,000,000	100,000,000
Commitments and Contigencies	—	—
Stockholders’ equity:
Preferred Stock, $0.01 par value, 1,000,000 shares authorized; no shares issued	—	—
Common Stock, $0.01 par value, 40,000,000 shares authorized; 23,284,810 and 23,190,154 shares issued and outstanding at December 31, 2005 and 2004, respectively	231,900	232,848
Additional paid-in-capital	196,730,731	197,311,313
Accumulated deficit	(155,333,774)	(179,644,632)
Accumulated other comprehensive loss	(246,883)	(66,198)

Total stockholders’ equity	41,381,974	17,833,331

Total liabilities and stockholders’ equity	$171,286,926	$130,715,716

See accompanying notes.

EPIX PHARMACEUTICALS, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2003	2004	2005

Revenues:
Product development revenue	$9,534,335	$7,594,280	$4,195,530
Royalty revenue	2,397,393	626,685	2,333,384
License fee revenue	1,593,284	4,037,636	660,747

Total revenues	13,525,012	12,258,601	7,189,661
Operating expenses:
Research and development	28,023,522	21,873,991	20,775,771
General and administrative	6,584,318	10,495,377	10,244,271
Restructuring costs	—	—	971,828

Total operating expenses	34,607,840	32,369,368	31,991,870

Operating loss	(21,082,828)	(20,110,767)	(24,802,209)
Interest income	663,519	1,958,152	4,146,532
Interest expense	(295,168)	(2,128,738)	(3,613,190)

Loss before provision for income taxes	(20,714,477)	(20,281,353)	(24,268,867)
Provision for income taxes	80,075	99,905	41,991

Net loss	$(20,794,552)	$(20,381,258)	$(24,310,858)

Weighted average shares:
Basic and diluted	19,055,698	22,888,673	23,258,187

Net loss per share, basic and diluted	$(1.09)	$(0.89)	$(1.05)

See accompanying notes.

EPIX PHARMACEUTICALS, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated	Total
	Common Stock				Other	Stockholders’
			Additional	Accumulated	Comprehensive	(Deficit)
	Shares	Amount	Paid-In Capital	Deficit	Income/(loss)	Equity

Balance at December 31, 2002	17,074,034	$170,740	$119,712,094	$(114,157,964)	$161,645	$5,886,515
Issuance of common stock upon exercise of options	573,737	5,738	3,488,632			3,494,370
Issuance of common stock under employee stock purchase plan	25,871	259	207,838			208,097
Issuance of common stock	4,645,000	46,450	65,443,384			65,489,834
Net loss				(20,794,552)		(20,794,552)
Available-for-sale marketable securities unrealized loss					(127,692)	(127,692)

Comprehensive loss						(20,922,244)

Balance at December 31, 2003	22,318,642	$223,187	$188,851,948	$(134,952,516)	$33,953	$54,156,572
Issuance of common stock upon exercise of options	723,554	7,234	5,211,805			5,219,039
Issuance of common stock under employee stock purchase plan	15,958	159	231,950			232,109
Issuance of common stock	132,000	1,320	2,337,720			2,339,040
Compensatory stock option expense			97,308			97,308
Net loss				(20,381,258)		(20,381,258)
Available-for-sale marketable securities unrealized loss					(280,836)	(280,836)

Comprehensive loss						(20,662,094)

Balance at December 31, 2004	23,190,154	$231,900	$196,730,731	$(155,333,774)	$(246,883)	$41,381,974
Issuance of common stock upon exercise of options	75,498	756	473,359			474,115
Issuance of common stock under employee stock purchase plan	19,158	192	103,804			103,996
Compensatory stock option expense			3,419			3,419
Net loss				(24,310,858)		(24,310,858)
Available-for-sale marketable securities unrealized gain					180,685	180,685

Comprehensive loss						(24,130,173)

Balance at December 31, 2005	23,284,810	$232,848	$197,311,313	$(179,644,632)	$(66,198)	$17,833,331

See accompanying notes.

EPIX PHARMACEUTICALS, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2003	2004	2005

Operating activities:
Net loss	$(20,794,552)	$(20,381,258)	$(24,310,858)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	638,282	1,000,101	1,188,610
Stock compensation expense	—	97,308	3,419
Amortization of deferred financing costs	—	260,188	475,115
Changes in operating assets and liabilities:
Accounts receivable	129,060	(276,474)	173,259
Prepaid expenses and other current assets	122,520	(191,459)	238,219
Other assets	(4,313)	4,943	—
Accounts payable	43,804	(999,867)	329,827
Accrued expenses	1,454,932	(1,300,985)	91,169
Accrued reacquisition costs	(2,400,000)	—	—
Contract advances	40,636	2,977,306	(37,464)
Deferred revenue	(3,189,929)	(3,650,620)	(2,406,099)

Net cash used in operating activities	(23,959,560)	(22,460,817)	(24,254,803)
Investing activities:
Purchases of marketable securities	(43,344,575)	(93,663,936)	(88,618,059)
Sale or redemption of marketable securities	23,488,773	45,607,145	127,648,784
Purchases of fixed assets	(758,826)	(2,077,559)	(1,215,665)

Net cash provided by (used in) investing activities	(20,614,628)	(50,134,350)	37,815,060
Financing activities:
Net proceeds from issuance of convertible debt	—	96,350,000	—
Proceeds from loan payable from strategic partner	15,000,000	52,500,000	45,000,000
Repayment of loan payable to strategic partner	(7,500,000)	(45,000,000)	(60,000,000)
Proceeds from stock options	3,494,370	5,219,039	474,115
Proceeds from Employee Stock Purchase Plan	208,097	232,109	103,996
Proceeds from sale of common stock	65,489,834	—	—

Net cash provided by (used in) financing activities	76,692,301	109,301,148	(14,421,889)

Net increase (decrease) in cash and cash equivalents	32,118,113	36,705,981	(861,632)
Cash and cash equivalents at beginning of period	4,540,444	36,658,557	73,364,538

Cash and cash equivalents at end of period	$36,658,557	$73,364,538	$72,502,906

Supplemental cash flow information:
Cash paid for interest	$329,982	$1,747,236	$3,145,883

Cash paid for taxes	$99,655	$107,889	$41,991

Supplemental disclosure of noncash financing and investing activities:
Issuance of common stock in connection with Intellectual Property Agreement	$—	$2,339,040	$—

See accompanying notes.

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

1.	Business
      EPIX Pharmaceuticals, Inc. (“EPIX” or the “Company”), formerly known as EPIX Medical, Inc., was formed in 1988 and commenced operations in 1992. The Company discovers and develops innovative pharmaceuticals for imaging that are designed to transform the diagnosis, treatment and monitoring of disease. The Company uses its proprietary Target Visualization Technologytm to create imaging agents targeted at the molecular level. These agents are designed to enable physicians to use magnetic resonance imaging (“MRI”) to obtain detailed information about specific disease processes. MRI has been established as the imaging technology of choice for a broad range of applications, including the identification and diagnosis of a variety of medical disorders. MRI is safe, relatively cost-effective and provides three-dimensional images that enable physicians to diagnose and manage disease in a minimally invasive manner.
      The Company is currently developing two products for use in MRI to improve the diagnosis of multiple diseases affecting the body’s arteries and veins, collectively known as the vascular system: Vasovist, the Company’s novel blood-pool contrast agent for use in magnetic resonance angiography, which was approved for marketing in all 25 member states of the E.U. in October 2005; and EP-2104R for detecting human thrombus, or blood clots, using MRI. The Company has entered into various partnership agreements with Schering AG with respect to both Vasovist and EP-2104R.

2.	Significant Accounting Policies

Cash Equivalents
      The Company considers investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of money market accounts, commercial paper and federal agency obligations.

Marketable Securities
      The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). SFAS 115 establishes the accounting and reporting requirements for all debt securities and for investments in equity securities that have readily determinable fair values. Marketable securities consist of investment-grade corporate bonds, asset-backed debt securities and government-sponsored agency debt securities. The Company classifies its marketable securities as available-for-sale and, as such, carries the investments at fair value, with unrealized holding gains and losses included in accumulated other comprehensive income or loss. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains or losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities is based on the specific identification method.

Fair Value of Financial Instruments
      At December 31, 2005 and 2004, the Company’s financial instruments consisted of cash and cash equivalents, available-for-sale marketable securities and debt. The carrying value of cash equivalents and the loan payable to strategic partner approximates fair value due to their short-term nature. The carrying value of the available-for-sale marketable securities and convertible debt is further discussed in Notes 2 and 7, respectively. The fair value of the 3.0% convertible senior notes, which is based on quoted market prices, was approximately $65.0 million at December 31, 2005.

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

Concentrations of Credit Risk
      Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents, available-for-sale marketable securities and accounts receivable. In accordance with the Company’s investment policy, marketable securities are principally restricted to U.S. government securities, high-grade bank obligations, high-grade corporate bonds, commercial paper and certain money market funds. Although the Company had $124.7 million of cash, cash equivalents and available-for-sale marketable securities invested through two investment advisors as of December 31, 2005, the credit risk exposure of its investments was limited because of a diversified portfolio that included debt of various government-sponsored enterprises, such as Federal National Mortgage Association, Federal Farm Credit Bank Federal Home Loan Mortgage Corporation and the Federal Home Loan Bank; high-grade corporate bonds and commercial paper; certificates of deposit and money market funds.
      The Company performs ongoing credit evaluations of its collaborators’ financial condition, but does not require collateral. The Company continuously monitors collections from collaborators. Historically, the Company has not experienced losses related to its accounts receivable. If the financial condition of its collaborators were to deteriorate, resulting in an impairment of their ability to make payments, the establishment of an allowance may be required.

Property and Equipment
      Property and equipment are recorded at historical cost. Depreciation on laboratory equipment, furniture and fixtures and other equipment is determined using the straight-line method over the estimated useful lives of the related assets, ranging from 2 to 5 years. Leasehold improvements are amortized using the straight-line method over the shorter of the asset life or the remaining life of the lease. Expenditures for maintenance and repairs are charged to expense as incurred; improvements which extend the life or use of equipment are capitalized.

Long-Lived Assets
      In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company recognizes impairment losses on long-lived assets when indicators of impairment are present and future undiscounted cash flows are insufficient to support the assets’ recovery.

Income Taxes
      The Company provides for income taxes under SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred taxes are recognized using the liability method, whereby tax rates are applied to cumulative temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are based on when and how they are expected to affect the tax return. A valuation allowance is provided to the extent that there is uncertainty as to the Company’s ability to generate sufficient taxable income in the future to realize the benefit from its net deferred tax asset.

Segment Information
      SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” establishes standards for reporting information regarding operating segments and for related disclosures about products and services and geographical areas. The Company operates in one business segment, which is the development of targeted contrast agents.

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

Revenue
      For the years ended December 31, 2003, 2004 and 2005, Schering AG represented 74%, 64% and 63%, respectively, of total revenues and Bracco represented 21%, 33% and 36%, respectively, of total revenues.

Product development revenue
      In June 2000, the Company entered into a strategic collaboration agreement with Schering AG, whereby each party to the agreement shares equally in Vasovist development costs and U.S. operating profits and the Company will receive royalties related to non-U.S. sales. The Company recognizes product development revenue at the time it performs research and development activities for which Schering and other collaborators are obligated to reimburse the Company. Product development revenues from Schering are recorded net of the Company’s portion of Schering AG’s actual or most recent estimate of its Vasovist research and development costs.
      In May 2003, the Company entered into a development agreement with Schering AG for EP-2104R and a collaboration agreement with Schering AG for MRI research as described in Note 12. Under the EP-2104R development agreement, Schering AG agreed to make fixed payments totaling approximately $9.0 million over two years to the Company, which began in the second quarter of 2003 and ended in the fourth quarter of 2004, to cover a portion of the Company’s expenditures in the feasibility program. The Company recognizes revenue from Schering AG for the EP-2104R feasibility program in proportion to actual cost incurred relative to the estimated total program costs. As estimated total cost to complete a program increases, revenue is adjusted downwards, and conversely, as estimated cost to complete decreases, revenue is adjusted upwards. Total estimated costs of the feasibility program are based on management’s assessment of costs to complete the program based upon an evaluation of the portion of the program completed, costs incurred to date and expected future costs of the program. To the extent that estimated costs to complete the feasibility program change materially from the previous periods, adjustments to revenue are recorded. In 2003, management increased its EP-2104R estimate to complete the feasibility program from its original estimate of $9.0 million to $11.2 million, resulting in a reduction in product development revenue of $818,793 in 2003. As of December 2004, management had increased its EP-2104R estimate to complete the feasibility program to $13.2 million, resulting in a further reduction in product development revenue of $1.2 million in 2004, of which $853,138 was recognized in the fourth quarter of 2004. During the second quarter of 2005, the Company increased the estimated cost to complete the feasibility program to $16.1 million from its prior estimate. The increase in the cost to complete the feasibility program was primarily attributed to the additional patient safety monitoring related to amending the Phase IIa clinical trial protocols for EP-2104R announced in July 2005. The impact of increasing the estimated cost to complete the feasibility program resulted in a reduction in product development revenue of $1.5 million during the same period. During the fourth quarter of 2005, the Company lowered the estimate of the cost to complete the feasibility program from $16.1 million to $15.2 million at December 31, 2005 as a result of the increased enrollment rate for this clinical trial. This latest reduction in the estimated total cost of the feasibility program resulted in an increase in product development revenue of $449,944, which was recognized in the fourth quarter of 2005. Revenue under the MRI research collaboration is recognized at the time services are provided and for which Schering AG is obligated to reimburse the Company.
      Payments received by the Company from Schering AG in advance of EPIX performing research and development activities are recorded as contract advances.

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

Royalty revenue
      The Company earns royalty revenue pursuant to its sub-license on certain of its patents to Bracco Imaging S.p.A. (“Bracco”). Royalty revenue is recognized based on actual revenues as reported by Bracco to the Company. Prior to the fourth quarter of 2004, the Company recognized royalty revenue based on royalty reports received from Bracco or on Bracco’s estimates, historical revenues and trends when royalty reports from Bracco were not available in a timely manner. In December 2004, Bracco notified the Company that it had overstated non-U.S. royalties to the Company for the period 2001 to 2004, and that Bracco would offset the amount of the overstatement against its payments to the Company, including those triggered by FDA approval of MultiHance in the U.S. Although the Company is disputing Bracco’s assertion regarding the overstatement, the Company recognized the impact of Bracco’s claimed overstatement by reducing its 2004 royalty revenue. In addition, because the Company no longer believes that it has a reasonable basis to make royalty estimates under the agreement with Bracco, it has, commencing in the fourth quarter of 2004, only recognized royalties from Bracco in the period in which royalty reports are received.
      In connection with the execution of the sub-licensing arrangement in September 2001, Bracco made a $4.0 million refundable advance royalty payment to the Company, which was accounted for as deferred revenue. Pursuant to the agreement, Bracco offset a portion of future royalty payments for each future reporting period under a formula basis contained in the agreement until the prepaid royalties were fully exhausted. The deferred revenue balance was $1.7 million at December 31, 2004 and was fully earned at December 31, 2005.
      Massachusetts General Hospital (“MGH”) owns the patents and has exclusively licensed those patents to the Company, which has in turn sub-licensed the patents to Bracco. The Company owes MGH a percentage of all royalties received from its sub-licenses. Royalties paid to MGH, totaled $90,453, $128,801 and $31,354 for the years ended December 31, 2003, 2004 and 2005, respectively.

License fee revenue
      The Company records license fee revenues in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”). Pursuant to SAB 104, the Company recognizes revenues from non-refundable license fees and milestone payments, not specifically tied to a separate earnings process, ratably over the period during which the Company has a substantial continuing obligation to perform services under the contract. When milestone payments are specifically tied to a separate earnings process, revenue is recognized when the specific performance obligations associated with the payment are completed.
      In September 2001, the Company sub-licensed certain patents to Bracco and received a $2.0 million license fee from Bracco. This license fee is included in deferred revenue and is being recorded as revenue ratably from the time of the payment until the expiration of MGH’s patent in 2006.
      As part of the strategic collaboration agreement the Company entered into with Schering AG in 2000, the Company granted Schering AG an exclusive license to co-develop and market Vasovist worldwide, exclusive of Japan. Later in 2000, the Company amended this strategic collaboration agreement to grant Schering AG exclusive rights to develop and market Vasovist in Japan, with the Company receiving a $3.0 million license fee from Schering AG. This license fee was included in deferred revenue and is being recorded as revenue ratably from the time of the payment until anticipated approval in Japan. The Company will continue to review this estimate and make appropriate adjustments as information becomes available.
      Pursuant to a collaboration agreement with Mallinckrodt, Inc, a subsidiary of Tyco/ Mallinckrodt, the Company recorded $4.4 million of deferred revenue that is being recorded as revenue ratably from the

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
time of payment until anticipated approval of Vasovist in the U.S. The Company will continue to review this estimate and make appropriate adjustments as information becomes available.

Reclassification
      Certain amounts in the accompanying financial statement have been reclassified to conform to the current year presentation.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development Expenses
      Research and development costs, including those associated with technology, licenses and patents, are expensed as incurred. Research and development costs primarily include employee salaries and related costs, third party service costs, the cost of preclinical and clinical trial supplies and consulting expenses.
      In order to conduct research and development activities and compile regulatory submissions, the Company enters into contracts with vendors who render services over an extended period of time, generally one to three years. Typically, the Company enters into three types of vendor contracts; time-based, patient-based or a combination thereof. Under a time-based contract, using critical factors contained within the contract, usually the stated duration of the contract and the timing of services provided, the Company records the contractual expense for each service provided under the contract ratably over the period during which it estimates the service will be performed. Under a patient-based contract, the Company first determines an appropriate per patient cost using critical factors contained within the contract, which include the estimated number of patients and the total dollar value of the contract. The Company then records expense based upon the total number of patients enrolled during the period. On a quarterly basis, the Company reviews both the timetable of services to be rendered and the timing of services actually received. Based upon this review, revisions may be made to the forecasted timetable or the extent of services performed, or both, in order to reflect the Company’s most current estimate of the contract.

Loss Per Share
      The Company computes loss per share in accordance with the provisions of SFAS No. 128, “Earnings per Share.” Basic net loss per share is based upon the weighted-average number of common shares outstanding and excludes the effect of dilutive common stock issuable upon exercise of stock options and convertible debt. Diluted net loss per share includes the effect of dilutive common stock issuable upon exercise of stock options and convertible debt using the treasury stock method. In computing diluted loss per share, only potential common shares that are dilutive, or those that reduce earnings per share, are included. The exercise of options or convertible debt is not assumed if the result is anti-dilutive, such as when a loss is reported.
      In June 2004, the Company completed a sale, pursuant to Rule 144A under the Securities Act of 1933, of $100.0 million of 3% convertible senior notes due 2024 for net proceeds of approximately $96.4 million. Each $1,000 of senior notes is convertible into 33.5909 shares of the Company’s common stock representing a conversion price of approximately $29.77 per share if (1) the price of the Company’s common stock trades above 120% of the conversion price for a specified time period, (2) the trading price

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
of the senior notes is below a certain threshold, (3) the senior notes have been called for redemption, or (4) specified corporate transactions have occurred. None of these conversion triggers has occurred as of December 31, 2005.
      Common stock potentially issuable but excluded from the calculation of dilutive net loss per share for the years ended December 31, 2003, 2004 and 2005 because their inclusion would have been antidilutive consisted of the following:

	2003	2004	2005

Stock options and awards	3,557,499	3,560,478	3,271,909
Shares issuable on conversion of 3% Convertible Senior Notes	—	3,359,090	3,359,090

	3,557,499	6,919,568	6,630,999

Comprehensive Income (Loss)
      In accordance with SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”), components of comprehensive income include net income and certain transactions that have generally been reported in the statements of stockholders’ equity. Other comprehensive income is comprised of unrealized gains or losses on available-for-sale marketable securities.

Employee Stock Compensation
      The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) in accounting for its stock-based compensation plans under the intrinsic value method, rather than the alternative fair value accounting method provided for under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
      The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Year Ended December 31,

	2003	2004	2005

Net loss — as reported	$(20,794,552)	$(20,381,258)	$(24,310,858)
Less: employee stock-based compensation included in net loss as reported	—	97,308	—
Add: pro forma adjustment for stock-based compensation	(4,040,572)	(6,047,438)	(4,141,790)

Net loss — pro forma	$(24,835,124)	$(26,331,388)	$(28,452,648)

Net loss per share, basic and diluted
As reported	$(1.09)	$(0.89)	$(1.05)
Pro forma	(1.30)	(1.15)	(1.22)

Effect of pro form adjustment	$(0.21)	$(0.26)	$(0.18)

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The weighted-average grant date fair value of stock options granted during 2003, 2004 and 2005 was $6.43, $15.66 and $5.56 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Options			ESPP

	Year Ended December 31,

	2003	2004	2005	2003	2004	2005

Expected life of option (years)	6.6	7.3	6.9	0.5	0.5	0.5
Expected stock price volatility	0.87	0.85	0.83	0.86	0.84	0.82
Weighted average risk-free interest rate	3.27%	3.25%	3.77%	1.12%	1.40%	3.51%
      The effects on 2003, 2004 and 2005 pro forma net loss and net loss per share of expensing the estimated fair value of stock options and common shares issued pursuant to the stock option and stock purchase plans are not necessarily representative of the effects on reported results of operations for future years as options vest over several years.

Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued revised SFAS No. 123, “Share-Based Payment — An Amendment of FASB Statements No. 123 and 95”, (“SFAS 123R”). SFAS 123R supersedes APB 25, and amends SFAS No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer permitted. The Company is required to adopt SFAS 123R beginning on January 1, 2006.
      SFAS 123R permits public companies to adopt its requirements using one of two methods: (i) the “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123R for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date; or the “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company will be adopting the “modified prospective” method when applying SFAS 123R.
      As permitted by SFAS 123R, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and net loss per share discussed above.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, (“SFAS 154”), a replacement of APB No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, (“SFAS 3”). SFAS 154 replaces the provisions of SFAS 3 with respect to reporting accounting changes in interim financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
fiscal years beginning after June 1, 2005. The Company does not believe the adoption of SFAS 154 will have a material impact on its overall financial position or results of operations.

3.	Marketable Securities
      The estimated fair value of marketable securities is determined based on broker quotes or quoted market prices or rates for the same or similar instruments. The estimated fair value and cost of marketable securities are as follows at December 31:

	2004		2005

	Fair Value	Cost	Fair Value	Cost

Government-sponsored agency securities	$38,237,366	$38,364,954	$19,559,610	$19,584,572
Corporate bonds	38,506,427	38,625,721	25,112,035	25,153,272
Commercial paper	3,991,800	3,991,800	3,980,788	3,980,787
Certificates of deposit	10,340,037	10,340,037	3,573,157	3,573,157

	$91,075,630	$91,322,512	$52,225,590	$52,291,788

      Maturities of marketable securities classified as available-for-sale by contractual maturity are shown below:

	December 31,

	2004	2005

Due within one year	$47,193,349	$48,447,012
Due after one year through two years	43,882,281	3,778,578

	$91,075,630	$52,225,590

      Gross unrealized gains on marketable securities amounted to $2,799 and $2,678 in 2004 and 2005, respectively. Gross unrealized losses on marketable securities amounted to $249,681 and $68,876 in 2004 and 2005, respectively. The aggregate fair value of investments with unrealized losses was $76.7 million and $36.4 million at December 31, 2004 and 2005, respectively. All such investments have been in an unrealized loss position for less than one year, except for a small number of government-sponsored agency securities that had a cumulative unrealized loss of $1,764 and $14,132 at December 31, 2004 and 2005, respectively. The aggregate fair value of investments that have been in an unrealized loss position for a year or greater were $775,044 and $3.8 million at December 31, 2004 and 2005, respectively. The Company has reviewed those investments based on a number of factors, including the reasons for the impairment, compliance with the Company’s investment policy, the severity and duration of the impairment and the changes in value subsequent to year end, and has concluded that no other-than-temporary impairment existed as of December 31, 2004 and 2005.
      There were no realized gains or losses on marketable securities in 2004 and 2005.

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment
      Property and equipment consist of the following:

	December 31,

	2004	2005

Leasehold improvements	$3,607,588	$3,880,443
Laboratory equipment	3,568,169	2,669,880
Furniture, fixtures and other equipment	1,716,801	1,052,703

	8,892,558	7,603,026
Less accumulated depreciation and amortization	(6,401,754)	(5,085,167)

	$2,490,804	$2,517,859

5.	Accrued Expenses
      Accrued expenses consist of the following:

	December 31,

	2004	2005

Accrued contractual product development expenses	$2,330,849	$1,680,790
Accrued compensation	969,925	1,768,330
Other accrued expenses	918,060	860,883

	$4,218,834	$4,310,003

6.	Restructuring Charges
      During the fourth quarter of 2005 the Company incurred a restructuring charge related to planned actions that were taken by management to control costs and improve the focus of its operations in order to reduce losses and conserve cash. The Company announced a planned reduction in its workforce by 48 employees, or approximately 50%, in response to the FDA’s second approvable letter regarding Vasovist. The reductions, which were completed in January 2006, affected both the research and development and the general and administrative areas of the Company. The Company reported a charge of $971,828 for severance and related benefits as of December 31, 2005. Substantially all payments related to the separation of employment will be completed in the first quarter of 2006.
      The Company also expects to incur additional restructuring expenses in 2006 related to facility consolidation and possible sales of assets. The charge for additional restructuring expenses will be recognized when such actions occur. At this time the Company is not able to estimate the amount of additional restructuring expenses.

7.	Financing Arrangements

Loan Payable to Strategic Partner
      In May 2003, the Company entered into a Non-Negotiable Note and Security Agreement (the “Loan Agreement”) with Schering AG under which the Company is eligible to borrow up to a total of $15.0 million. The Loan Agreement carries a variable, market-based interest rate, which was 11.25% and 9.25% at December 31, 2005 and 2004, respectively. The entire $15.0 million amount under the Loan Agreement was available as of December 31, 2005, but was not drawn down by the Company. At

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2004, $15 million was outstanding under the Loan Agreement, which was repaid in January 2005. In January 2006, the Company and Schering AG agreed to terminate the Loan Agreement.

Convertible Debt
      In June 2004, the Company completed a sale, pursuant to Rule 144A under the Securities Act of 1933, of $100 million of 3% convertible senior notes due 2024 for net proceeds of approximately $96.4 million. Each $1,000 of senior notes is convertible into 33.5909 shares of the Company’s common stock representing a conversion price of approximately $29.77 per share if (1) the price of the Company’s common stock trades above 120% of the conversion price for a specified time period, (2) the trading price of the senior notes is below a certain threshold, (3) the senior notes have been called for redemption, or (4) specified corporate transactions have occurred. None of these conversion triggers has occurred as of December 31, 2005. Each of the senior notes is also convertible into the Company’s common stock in certain other circumstances. The senior notes bear an interest rate of 3%, payable semiannually on June 15 and December 15, beginning on December 15, 2004. Interest payments of $1.6 million and $3.0 million were made during the years ended December 31, 2004 and 2005, respectively. The senior notes are unsecured and are subordinated to secured debt, including the loan payable to Schering AG.
      The Company has the right to redeem the notes on or after June 15, 2009 at an initial redemption price of 100.85%, plus accrued and unpaid interest. Noteholders may require the Company to repurchase the notes at par, plus accrued and unpaid interest, on June 15, 2011, 2014 and 2019 and upon certain other events, including change of control and termination of trading.
      In connection with the issuance of the senior notes, the Company incurred $3.65 million of issuance costs, which primarily consisted of investment banker fees and legal and other professional fees. The costs are being amortized as interest expense using the effective interest method over the term from issuance through the first date that the holders are entitled to require repurchase of the senior notes (June 2011). For the years ended December 31, 2004 and 2005, amortization of the issuance costs was $260,188 and $475,115, respectively.

8.	Leases
      The Company leases office and laboratory space and certain office equipment under operating lease arrangements. The Company’s office and laboratory space leases expire in December 2007.
      Future minimum commitments under leases with non-cancelable terms of one or more years are as follows at December 31, 2005:

2006	$1,303,059
2007	1,319,753
2008	5,184

Total minimum lease payments	$2,627,996

      Total rental expense amounted to $1,573,643, $1,194,586 and $1,292,157 for 2003, 2004 and 2005, respectively.

9.	Stockholders’ Equity
      In January 2002, the Company raised $30.1 million, net of underwriter discounts, commissions and expenses, through the issuance and sale of 2.575 million shares of its common stock pursuant to its effective shelf registration statement, previously filed with the SEC. In August 2003, the Company raised

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
$65.5 million, net of underwriter discounts, commissions and expenses, through the issuance and sale of 4.645 million shares of its common stock pursuant to its effective shelf registration statement.

Equity Plans

Equity Incentive Plan
      The Company has in place an Amended and Restated 1992 Equity Incentive Plan (the “Equity Plan”), which provides stock awards to purchase shares of common stock to be granted to employees and consultants. In June 2005, the Company amended the Equity Plan to increase the number of shares reserved for issuance pursuant to future grants by 500,000. The Equity Plan provides for the grant of stock options (incentive and non-statutory), stock appreciation rights, performance shares, restricted stock or stock units, for the purchase of an aggregate of 7,099,901 shares of common stock since the Equity Plan’s inception, subject to adjustment for stock-splits and similar capital changes. Awards under the Equity Plan may be granted to officers, employees and other individuals as determined by the Compensation Committee. The Compensation Committee also selects the participants and establishes the terms and conditions of each option or other equity right granted under the Equity Plan, including the exercise price, the number of shares subject to options or other equity rights and the time at which such options become exercisable. The stock options have a contractual term of ten years and generally vest over a period of five years. As of December 31, 2005, 4,379,656 shares of common stock are reserved for issuance under the Equity Plan. Since the inception of the Equity Plan, options to purchase 2,720,245 shares of common stock have been exercised.
      Stock option information relating to the Equity Plan is as follows:

					Options Exercisable

			Weighted			Weighted
	Options	Option Price	Average	Available		Average
	Outstanding	Range per Share	Exercise Price	for Grant	Number	Exercise Price

December 31, 2002	3,671,734	$0.42 - $21.63	$8.64	580,711	1,450,742	$7.65
Granted	643,588	$6.36 - $19.87	$8.18
Exercised	(573,737)	$0.42 - $15.38	$6.09
Cancelled	(339,086)	$5.13 - $19.40	$9.49

December 31, 2003	3,402,499	$0.45 - $21.63	$8.90	776,209	1,365,079	$8.76
Granted	944,430	$15.50 - $25.37	$20.02
Exercised	(723,554)	$0.45 - $16.50	$7.21
Cancelled	(302,897)	$5.13 - $21.54	$10.94

December 31, 2004	3,320,478	$0.83 - $25.37	$12.25	634,676	1,273,690	$9.76
Granted	594,255	$6.35 - $17.39	$7.30
Exercised	(75,498)	$0.83 - $ 9.13	$6.28
Cancelled	(830,660)	$5.13 - $25.37	$12.74

December 31, 2005	3,008,575	$4.48 - $24.72	$11.29	1,371,081	1,634,890	$10.86

1996 Director Stock Option Plan
      The Company has in place an Amended and Restated 1996 Director Stock Option Plan (the “Director Plan”). All of the directors who are not employees of the Company are currently eligible to participate in the Director Plan. In June 2005, the Company amended the Director Plan to increase the number of shares reserved for issuance pursuant to future grants by 100,000. The number of shares

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
underlying the option granted to each eligible director upon election or re-election is 25,000 shares. Each option becomes exercisable with respect to 8,333 shares on each anniversary date of grant for a period of three years, provided that the option holder is still a director of the Company at the opening of business on such date. In addition, each eligible director is automatically granted an option to purchase 5,000 shares annually during the years in which such director is not up for reelection. Such options become exercisable in full on the first anniversary date of the grant, provided the option holder is still a director of the Company at the opening of business on such date. The term of each option granted under the Director Plan is ten years from the date of grant. The exercise price for the options is equal to the fair value of the underlying shares at the date of grant. As of December 31, 2005, 394,668 shares of common stock are reserved for issuance under the Director Plan. Since the inception of the Director Plan, options to purchase 5,332 shares of common stock have been exercised.
      Stock option information relating to the Director Plan is as follows:

					Options Exercisable

			Weighted			Weighted
	Options	Option Price	Average	Available		Average
	Outstanding	Range per Share	Exercise Price	for Grant	Number	Exercise Price

December 31, 2002	120,000	$7.00 - $13.25	$9.54	74,688	61,668	$10.03
Granted	35,000	$11.64	$11.64

December 31, 2003	155,000	$7.00 - $13.25	$10.01	139,668	86,668	$9.74
Granted	85,000	$18.92 - $24.95	$22.05

December 31, 2004	240,000	$7.00 - $24.95	$14.28	54,668	130,001	$9.87
Granted	45,000	$7.77	$7.77
Cancelled	(21,666)	$7.77 - $24.95	$20.99

December 31, 2005	263,334	$7.00 - $24.95	$12.61	131,334	181,669	$12.36

Combined Option Information
      The following table summarizes information about options under the Equity Plan and the Director Plan outstanding at December 31, 2005:

	Outstanding			Exercisable

	Options	Weighted		Options
	Outstanding at	Average	Weighted	Exercisable at	Weighted
	December 31,	Remaining	Average	December 31,	Average
Range of Exercise Prices	2005	Contractual Life	Exercise Price	2005	Exercise Price

$ 4.48 - $ 7.10	704,974	6.13	$6.26	383,419	$6.08
$ 7.13 - $ 8.75	833,765	6.68	$7.84	343,630	$8.48
$ 8.78 - $13.75	873,427	4.81	$11.17	740,918	$11.27
$13.85 - $24.95	859,743	7.68	$19.28	348,592	$18.37

	3,271,909		$11.39	1,816,559	$11.01

1996 Employee Stock Purchase Plan
      The Company sponsors the Amended and Restated 1996 Employee Stock Purchase Plan (the “Purchase Plan”) under which employees may purchase shares of common stock at a discount from fair market value at specified dates. Employees purchased 15,958 shares in 2004 at an average price of $14.55 per share and 19,158 shares in 2005 at an average price of $5.43 per share. At December 31, 2005, 16,750 common shares remained available for issuance under the Purchase Plan. The Purchase Plan is

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). Rights to purchase common stock under the Purchase Plan are granted at the discretion of the Compensation Committee, which determines the frequency and duration of individual offerings under the Purchase Plan and the dates when stock may be purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. Participation terminates automatically upon termination of employment. The purchase price per share of common stock in an offering is 85% of the lesser of its fair market value at the beginning of the offering period or on the applicable exercise date and is paid through payroll deductions. The Purchase Plan terminates in November 2006.

10.	Income Taxes
      The Company has reported losses since inception and, due to the degree of uncertainty related to the ultimate use of the net operating loss carryforwards, has fully reserved this tax benefit. The Company has the following deferred tax assets as of December 31, 2004 and 2005:

	December 31,

	2004	2005

Deferred tax assets:
Net operating loss carry forwards	$59,256,000	$68,646,000
Research and development tax credits	7,406,000	8,381,000
Book over tax depreciation and amortization	2,272,000	2,582,000
Deferred revenue	1,394,000	451,000
Other	198,000	208,000

Total deferred tax assets	$70,526,000	$80,268,000
Valuation allowance	(70,526,000)	(80,268,000)

Deferred income taxes, net	$0	$0

      As of December 31, 2005, the Company had net operating loss carryforwards for Federal and State income tax purposes of approximately $180.4 million and $121.8 million, respectively, which expire through the year 2025 and 2010, respectively. The valuation allowance increased by $9.7 million during the year the ended December 31, 2005. The tax net operating loss carryforwards differ from the accumulated deficit principally due to temporary differences in the recognition of certain revenue and expense items for financial and tax reporting purposes.
      As a result of ownership changes resulting from sales of equity securities, the Company’s ability to use the net operating loss carryforwards is subject to limitations as defined in Sections 382 and 383 of the Code. The Company currently estimates that the annual limitation on its use of net operating losses generated through May 31, 1996 will be approximately $900,000. Pursuant to Sections 382 and 383 of the Code, the change in ownership resulting from public equity offerings in 1997 and other subsequent ownership changes may further limit utilization of losses and credits in any one year. The Company is also eligible for research and development tax credits, which can be carried forward to offset federal taxable income. The annual limitation and the timing of attaining profitability may result in the expiration of net operating loss and tax credit carryforwards before utilization.

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The reconciliation of income tax computed at the U.S. federal statutory rate to income tax expense is as follows:

	Years Ended December 31,			Years Ended December 31,

	2003	2004	2005	2003	2004	2005

Tax at U.S. statutory rate	$(7,043,000)	$(6,896,000)	$(8,251,000)	(33.87)%	(33.84)%	(33.94)%
State taxes, net of federal benefit	—	—	—	0.00%	0.00%	0.00%
Permanent differences, net of federal benefit	26,894	21,629	19,021	0.13%	0.11%	0.08%
Foreign taxes	80,075	99,905	41,991	0.39%	0.49%	0.17%
Operating losses not benefited	7,016,106	6,874,371	8,231,979	33.74%	33.73%	33.86%

Income tax expense	$80,075	$99,905	$41,991	0.39%	0.49%	0.17%

11.	Defined Contribution Plan
      The Company offers a defined contribution 401(k) plan, which covers substantially all employees. The plan permits participants to make contributions from 1% to 15% of their compensation. Beginning in 1999, the Company began matching up to 3% of employees’ contributions. During 2003, 2004 and 2005, the Company’s match amounted to $200,801, $227,994, and $243,486, respectively.

12.	Strategic Alliances and Collaborations
      The Company’s business strategy includes entering into alliances with companies primarily in the pharmaceutical industry to facilitate the development, manufacture, marketing, sale and distribution of EPIX products.

Schering AG
      In June 2000, the Company entered into a strategic collaboration agreement for Vasovist pursuant to which it granted Schering AG an exclusive license to co-develop and market Vasovist worldwide, excluding Japan. In December 2000, the Company amended this strategic collaboration agreement to grant to Schering AG the exclusive rights to develop and market Vasovist in Japan. Generally, each party to the agreement will share equally in Vasovist costs and profits. Under the agreement, the Company will assume responsibility for completing clinical trials and filing for FDA approval in the U.S. Schering AG will lead clinical and regulatory activities for the product outside the U.S. In addition, the Company granted Schering AG an exclusive option to develop and market an unspecified vascular MRI blood pool agent from its product pipeline. In connection with this strategic collaboration and the amendment to its strategic collaboration agreement with Tyco/ Mallinckrodt, as further described below, Schering AG paid the Company an up-front fee of $10.0 million, which the Company then paid to Tyco/ Mallinckrodt. Under the agreement, Schering AG also paid the Company $20.0 million in exchange for shares of the Company’s common stock through its affiliate, Schering AG Berlin Venture Corporation, or Schering AG BV. The Company may receive up to an additional $23.3 million in milestone payments under the strategic collaboration agreement, of which up to $1.3 million may be earned upon U.S. product approval. Following commercial launch of Vasovist, the Company will also be entitled to receive a royalty on products sold outside the U.S. and a percentage of Schering AG’s operating profit margin on products sold in the U.S.
      Also, under the strategic collaboration agreement with Schering AG, the Company has options to acquire certain participation rights with respect to two of Schering AG’s MRI imaging products currently

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
in clinical trials, SHU555C and Gadomer. The Company is currently entitled to exercise the option for SHU555C on a region-by-region basis for payments which aggregate approximately $20 million. If the Company exercises the SHU555C option, it will enter into a definitive agreement with Schering AG with respect to SHU555C, pursuant to which Schering AG will be responsible for the conduct of all development, marketing and sales activities in connection with SHU555C in return for a royalty on the sales of the product. The SHU555C option will expire in the second quarter of 2007. The Company will be entitled to exercise the option for Gadomer on a region-by-region basis for payments which aggregate approximately $10 million after Schering AG meets certain clinical milestones, and the Company will have 120 days to exercise the option after it becomes exercisable. If the Company exercises the Gadomer option, it will enter into a definitive agreement with Schering AG with respect to Gadomer, pursuant to which the Company will share development costs incurred from the date of the option exercise, as well as profits, equally with Schering AG and the Company will be obligated to make milestone payments to Schering AG aggregating approximately $20 million.
      Under the terms of the strategic collaboration agreement for Vasovist, either party may terminate the agreement upon 30 days notice if there is a material breach of the contract. In addition, Schering AG may terminate the agreement at any time on a region-by-region basis or in its entirety, upon six months written notice to the Company; and the Company may terminate the agreement with respect to development of Vasovist in the E.U. at any time upon ninety days written notice to Schering AG, if Schering AG has failed to meet its obligations in connection with the regulatory approval of Vasovist in the E.U.
      In May 2003, the Company announced a broad alliance with Schering AG for the discovery, development and commercialization of molecularly-targeted contrast agents for MRI. The alliance is comprised of two areas of collaboration with one agreement providing for exclusive development and commercialization collaboration for EP-2104R, the Company’s product candidate for the detection of thrombus, as well as any other product candidate that the Company and Schering AG determine to develop for detection of thrombus using MRI, and the second agreement covering an exclusive research collaboration to discover novel compounds for diagnosing human disease using MRI. Under the first agreement, Schering AG has an option to the late stage development and worldwide marketing rights for EP-2104R, other thrombus imaging agents and for all development candidates emerging from the MRI research collaboration. The option, which would include payments to the Company on the exercise of the option as well as based upon achievement of milestones and royalty payments based on future sales, is exercisable for a 90-day period which commences on the provision to Schering AG of a trial report following the conclusion of the Phase II clinical trial. The Company expects that Schering will determine whether to exercise the EP-2104R option in the third quarter of 2006. If Schering AG declines to exercise the option, the rights to EP-2104R would revert to the Company. The second agreement related to the broader research collaboration expires in May 2013 but the on-going research jointly pursued under the research collaboration agreement concluded in May 2006.
      Under the terms of the EP-2104R agreement, the Company is responsible for execution of a clinical feasibility program in humans. At the end of the feasibility program, Schering AG may exercise an option to develop and commercialize EP-2104R under which Schering AG will receive an exclusive, worldwide license for EP-2104R and become responsible for all further development, manufacturing, marketing and sales. Schering AG made fixed payments to the Company totaling approximately $9.0 million to cover its expenditures in the feasibility program. In addition, if Schering AG exercises its option to develop and commercialize EP-2104R, Schering AG will pay the Company up to $15.0 million in additional payments upon the occurrence of certain development and commercial events as well as royalties on sales attributable to the EP-2104R development effort. The royalty rate will depend on the level of annual net sales. In addition to funding for the feasibility program and milestone and base royalty payments, the Company has the right to increase its royalty rate by paying to Schering AG a portion of the costs of clinical development.

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      Under the terms of the MRI three-year joint research agreement, the Company and Schering AG have exclusively combined the Company’s existing research programs in the field of diagnosing human disease using MRI to discover novel MRI product candidates for clinical development. Schering AG funds a portion of the Company’s related personnel costs and third party research costs of up to $2.0 million per annum. Also under the MRI research agreement, Schering AG has the first option to obtain exclusive, worldwide rights for the product candidates and, upon exercising the option, would become responsible for all future development, manufacturing, marketing and sales. The Company would receive a base royalty on net sales with the option to increase the royalty by participating in development funding. If Schering AG does not exercise its option, the Company may license the product and Schering AG would receive a base royalty on net sales and milestone payments.
      In October 2005, the Company announced that an amendment to the research collaboration agreement had been entered into with Schering AG. This amendment narrows the definition of the field of its collaboration with Schering AG. This research collaboration expires in May 2006. The Company is in discussions, and expects to continue discussions, with Schering AG regarding the disposition of current research programs under this collaboration.
      In May 2003, the Company entered into a loan agreement with Schering AG which entitled it to borrow up to $15 million from time to time. The Company has repaid the loan in full and in January 2006, the Company terminated the loan agreement with Schering AG.
      On May 8, 2000, the Company granted to Schering AG a worldwide, royalty-bearing license to patents covering Schering AG’s development project, Primovist, an MRI contrast agent for imaging the liver, approved in the E.U. in 2004. Under this agreement, Schering AG is required to pay the Company royalties based on sales of products covered by this agreement. This agreement expires upon the last-to-expire patent covered by the agreement unless terminated earlier by either party because of the material breach of the agreement by the other party. Also on May 8, 2000, Schering AG granted the Company a non-exclusive, royalty-bearing license to certain of its Japanese patents. The Company agreed to withdraw its invalidation claim of Schering AG’s Japanese patent 1,932,626 in the Japanese Patent Office pursuant to this license agreement. Under this agreement, the Company is required to pay Schering AG royalties based on sales of products covered by this agreement. This agreement expires upon the last-to-expire patent covered by the agreement unless terminated earlier by either party because of the material breach of the agreement by the other party. See “Patents and Proprietary Rights.” Schering AG had been an opposing party in the Company’s European patent case prior to the licensing agreement. On May 9, 2000, the Opposition Division of the European Patent Office maintained the Company’s European patent in a slightly amended form. The patent is owned by MGH and is exclusively licensed to the Company. The remaining opposing parties initially elected to appeal the May 9, 2000 decision. However, in September 2001, the Company settled this patent dispute with the opposing parties by entering into a non-exclusive royalty bearing license agreement with Bracco. See “Item 1. Business — Patents and Proprietary Rights” in the accompanying Form 10-K for further discussion of this settlement.

Tyco/ Mallinckrodt
      In June 2000, in connection with the exclusive license that the Company granted to Schering AG, the Company amended its strategic collaboration with Tyco/ Mallinckrodt to grant Tyco/ Mallinckrodt a non-exclusive, worldwide license to manufacture Vasovist for clinical development and commercial use in accordance with a manufacturing agreement entered into in June 2000 between Tyco/ Mallinckrodt and Schering AG, and to enable the Company to license certain technology from Tyco/ Mallinckrodt which allowed the Company to enter into the strategic collaboration agreement with Schering AG described above. In connection with this amendment, the Company paid Tyco/ Mallinckrodt an up-front fee of $10.0 million and are obligated to pay up to an additional $5.0 million in milestone payments, of which

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
$2.5 million was paid following NDA filing in February 2004 and $2.5 million will be paid upon U.S. product approval. The Company will also pay Tyco/ Mallinckrodt a share of its Vasovist operating profit margins in the U.S. and a percentage of the royalty that it receives from Schering AG on Vasovist gross profits outside the U.S.

Daiichi
      In March 1996, the Company entered into a development and license agreement with Daiichi pursuant to which it granted Daiichi an exclusive license to develop and commercialize Vasovist in Japan. Under this arrangement, Daiichi assumed primary responsibility for clinical development, regulatory approval, marketing and distribution of Vasovist in Japan. The Company retained the right and obligation to manufacture Vasovist for development activities and commercial sale under the agreement. In December 2000, the Company reacquired the rights to develop and commercialize Vasovist in Japan from Daiichi. Under the terms of this reacquisition agreement with Daiichi, the Company agreed to pay Daiichi a total amount of $5.2 million, of which it paid $2.8 million in January 2001 and $2.4 million in December 2003. Daiichi will also receive a royalty from the Company based on net sales of Vasovist in Japan. Simultaneously with its reacquisition from Daiichi of the Vasovist development and marketing rights in Japan, the Company assigned these rights to Schering AG as described above.

MGH
      In July 1995, the Company entered into a license agreement with MGH pursuant to which MGH has granted the Company an exclusive worldwide license to the patents and patent applications which relate to Vasovist. The MGH license imposed certain due diligence obligations with respect to the development of products covered by the license, all of which have been fulfilled to date. The MGH license requires the Company to pay royalties on its net sales of products covered by this license, including Primovist, MultiHance and Vasovist. The Company has paid MGH an aggregate of less than $500,000 in royalty payments, primarily related to the sale of Primovist and MultiHance, through the first quarter of 2006 under this license agreement. The license agreement expires on a country-by-country basis when the patents covered by the license agreement expire. For example, the patents covered by this license agreement are currently expected to expire in November 2006, although the life of these patents may be extended. The license agreement does not contain a renewal provision. The Company believes that the expiration of these patents does not compromise its proprietary position with respect to Vasovist because Vasovist is covered by composition of matter patents independent of its license with MGH, which extend into 2015 in the United States although the life of these patents may be extended.

Prince
      In November 2003, the Company entered into an intellectual property agreement with Dr. Martin R. Prince, an early innovator in the field of MRA relating to “dynamic” MRA, which involves capturing MRA images during the limited time, typically 30 to 60 seconds, available for imaging with extracellular agents. Under the terms of the intellectual property agreement, Dr. Prince granted the Company certain discharges, licenses and releases in connection with the historic and future use of Vasovist by the Company and agreed not to sue the Company for intellectual property infringement related to the use of Vasovist. In consideration of Dr. Prince entering into this agreement, the Company agreed to pay him an upfront fee of $850,000 and royalties on sales of Vasovist consistent with a non-exclusive early stage academic license and agreed to deliver to him 132,000 shares of EPIX common stock with a value of approximately $2.3 million based on the closing price of the Company’s common stock on the date of the agreement. In addition, the Company agreed to supply Dr. Prince with approximately $140,000 worth of Vasovist.

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

13.	Subsequent Events

Dismissal of class action lawsuit
      On January 31, 2006, the U.S. District Court for the District of Massachusetts granted the Company’s Motion to Dismiss for Failure to Prosecute the previously disclosed shareholder class action lawsuit against the Company. The dismissal was issued without prejudice after a hearing, which dismissal does not prevent another suit to be brought based on the same claims.
14. Quarterly Financial Information (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	December 31,		Total
	2004	2004	2004	2004		Year

Revenues:
Product development revenue	$2,651,925	$1,962,067	$2,273,957	$706,331		$7,594,280
Royalty revenue	688,453	1,009,062	700,601	(1,771,431	)(1)	626,685
License fee revenue	283,288	275,175	263,585	3,215,588		4,037,636

Total revenues	3,623,666	3,246,304	3,238,143	2,150,488		12,258,601
Operating expenses:
Research Development	5,513,267	5,073,265	6,508,418	4,779,041		21,873,991
General & administrative	2,171,976	3,119,630	2,878,916	2,324,855		10,495,377

Total operating expenses	7,685,243	8,192,895	9,387,334	7,103,896		32,369,368
Operating Loss	(4,061,577)	(4,946,591)	(6,149,191)	(4,953,408)		(20,110,767)
Other income, net	203,017	8,576	(246,645)	(135,534)		(170,586)
Income taxes	8,719	20,947	16,676	53,563		99,905

Net loss	$(3,867,279)	$(4,958,962)	$(6,412,512)	$(5,142,505)		$(20,381,258)

Weighted average shares, basic and diluted	22,622,249	22,818,822	22,987,878	23,122,088		22,888,673

Net loss per share:
Basic and diluted	$(0.17)	$(0.22)	$(0.28)	$(0.22)		$(0.89)

EPIX PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	December 31,	Total
	2005	2005	2005	2005	Year

Revenues:
Product development revenue	$1,475,819	$314,026	$1,297,720	$1,107,965	$4,195,530
Royalty revenue	444,289	578,321	798,484	512,290	2,333,384
License fee revenue	165,896	165,896	165,894	163,061	660,747

Total revenues	2,086,004	1,058,243	2,262,098	1,783,316	7,189,661
Operating expenses:
Research Development	5,533,151	5,637,426	5,498,385	4,106,809	20,775,771
General & administrative	2,743,705	2,570,535	2,617,410	2,312,621	10,244,271
Restructuring costs	—	—	—	971,828	971,828

Total operating expenses	8,276,856	8,207,961	8,115,795	7,391,258	31,991,870
Operating Loss	(6,190,852)	(7,149,718)	(5,853,697)	(5,607,942)	(24,802,209)
Other income, net	(64,703)	53,634	193,940	350,471	533,342
Income taxes	—	—	—	41,991	41,991

Net loss	$(6,255,555)	$(7,096,084)	$(5,659,757)	$(5,299,462)	$(24,310,858)

Weighted average shares, basic and diluted	23,226,677	23,257,197	23,273,075	23,275,104	23,258,187

Net loss per share:
Basic and diluted	$(0.27)	$(0.31)	$(0.24)	$(0.23)	$(1.05)

(1)	Reflects the Company’s decision to recognize the full $1.8 million of Bracco’s assertion that Bracco had overstated non-U.S. royalties to the Company during the period 2001 to 2004. In addition, the Company believes that it no longer has a reasonable basis to make royalty estimates and will therefore, effective in the fourth quarter of 2004, recognize future royalties from Bracco in the period in which royalty reports are received.

EPIX PHARMACEUTICALS, INC.
BALANCE SHEETS
(unaudited)

	December 31,	March 31,
	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	$72,502,906	$75,963,558
Available-for-sale marketable securities	52,225,590	42,882,538
Accounts receivable	149,287	94,699
Prepaid expenses and other assets	346,919	479,906

Total current assets	125,224,702	119,420,701
Property and equipment, net	2,517,859	2,107,960
Other assets	2,973,155	3,492,867

Total assets	$130,715,716	$125,021,528

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,268,325	$541,148
Accrued expenses	4,310,003	3,894,527
Contract advances	6,112,549	5,425,318
Deferred revenue	435,861	330,598

Total current liabilities	12,126,738	10,191,591
Deferred revenue	755,647	699,314
Convertible debt	100,000,000	100,000,000
Commitments and Contigencies	—	—
Stockholders’ equity:
Preferred Stock, $0.01 par value, 1,000,000 shares authorized; no shares issued	—	—
Common Stock, $0.01 par value, 40,000,000 shares authorized; 23,284,810 shares issued and outstanding at March 31, 2006 and December 31, 2005	232,848	232,848
Additional paid-in-capital	197,311,313	198,104,068
Accumulated deficit	(179,644,632)	(184,171,953)
Accumulated other comprehensive loss	(66,198)	(34,340)

Total stockholders’ equity	17,833,331	14,130,623

Total liabilities and stockholders’ equity	$130,715,716	$125,021,528

See accompanying notes.

EPIX PHARMACEUTICALS, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended March 31,

	2005	2006

Revenues:
Product development revenue	$1,475,819	$1,082,867
Royalty revenue	444,289	457,778
License fee revenue	165,896	161,597

Total revenues	2,086,004	1,702,242
Operating expenses:
Research and development	5,533,151	3,992,961
General and administrative	2,743,705	2,338,363
Restructuring costs	—	289,633

Total operating expenses	8,276,856	6,620,957

Operating loss	(6,190,852)	(4,918,715)
Interest income	845,901	1,304,573
Interest expense	(910,604)	(869,363)

Loss before provision for income taxes	(6,255,555)	(4,483,505)
Provision for income taxes	—	43,816

Net loss	$(6,255,555)	$(4,527,321)

Weighted average shares:
Basic and diluted	23,226,677	23,284,810

Net loss per share, basic and diluted	$(0.27)	$(0.19)

See accompanying notes.

EPIX PHARMACEUTICALS, INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended March 31,

	2005	2006

Operating activities:
Net loss	$(6,255,555)	$(4,527,321)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	264,033	409,899
Stock compensation expense	3,419	792,755
Amortization of deferred financing costs	114,861	119,109
Changes in operating assets and liabilities:
Accounts receivable	(341,637)	54,588
Prepaid expenses and other current assets	(131,053)	(132,987)
Accounts payable	83,261	(727,177)
Accrued expenses	891,834	(415,476)
Contract advances	(150,341)	(687,231)
Deferred revenue	(602,474)	(161,596)

Net cash used in operating activities	(6,123,652)	(5,275,437)
Investing activities:
Purchases of marketable securities	(17,466,958)	(22,788,633)
Sale or redemption of marketable securities	19,393,321	32,163,543
Increase in other assets	—	(638,821)
Purchases of fixed assets	(157,888)	—

Net cash provided by investing activities	1,768,475	8,736,089
Financing activities:
Proceeds from loan payable from strategic partner	15,000,000	—
Repayment of loan payable to strategic partner	(15,000,000)	—
Proceeds from exercises of stock options	437,392	—

Net cash provided by financing activities	437,392	—

Net increase (decrease) in cash and cash equivalents	(3,917,785)	3,460,652
Cash and cash equivalents at beginning of period	73,364,538	72,502,906

Cash and cash equivalents at end of period	$69,446,753	$75,963,558

Supplemental cash flow information:
Cash paid for interest	$45,326	$—

Cash paid for taxes	$—	$43,816

See accompanying notes.

EPIX PHARMACEUTICALS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

1.	Nature of Business
      EPIX Pharmaceuticals, Inc. (“EPIX” or the “Company”) discovers and develops innovative pharmaceuticals for imaging that are designed to transform the diagnosis, treatment and monitoring of disease. The Company uses its proprietary Target Visualization Technologytm to create imaging agents targeted at the molecular level. These agents are designed to enable physicians to use magnetic resonance imaging (“MRI”) to obtain detailed information about specific disease processes. MRI has been established as the imaging technology of choice for a broad range of applications, including the identification and diagnosis of a variety of medical disorders. MRI is safe, relatively cost-effective and provides three-dimensional images that enable physicians to diagnose and manage disease in a minimally invasive manner.
      The Company is currently developing two products for use in MRI to improve the diagnosis of multiple diseases affecting the body’s arteries and veins, collectively known as the vascular system: Vasovisttm, the Company’s novel blood-pool contrast agent for use in magnetic resonance angiography (“MRA”), which was approved for marketing in all 25 member states of the European Union (“E.U.”) in October 2005; and EP-2104R for detecting human thrombi, or blood clots, using MRI. The Company has entered into various partnership agreements with Schering AG with respect to both Vasovist and EP-2104R. The Company has active research programs with respect to products for diagnostic imaging and therapeutic uses.
      On April 3, 2006, the Company announced the signing of a definitive merger agreement to acquire Predix Pharmaceuticals Holdings, Inc. (“Predix”) in a stock transaction valued at approximately $90 million, including the assumption of net debt at closing. In addition, Predix shareholders will be paid a possible milestone payment of $35 million in cash, stock or a combination of both based on the achievement of certain clinical or strategic milestones within a specified period of time. Predix is a privately-held pharmaceutical company focused on the discovery and development of novel, highly-selective, small molecule drugs that target G-Protein Coupled Receptors and ion channels.

2.	Basis of Presentation
      The unaudited condensed financial statements of EPIX have been prepared in accordance with accounting principles generally accepted in the United States (“U.S.”) for interim financial information and the instructions to Form 10-Q and the rules of the Securities and Exchange Commission (the “SEC” or the “Commission”). Accordingly, they do not include all of the information and footnotes required to be presented for complete financial statements. The accompanying unaudited condensed financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of the interim period ended March 31, 2006 are not necessarily indicative of the results expected for the full fiscal year.
      The unaudited condensed financial statements and related disclosures have been prepared with the assumption that users of the unaudited condensed financial statements have read or have access to the audited financial statements for the preceding fiscal year. Accordingly, these unaudited condensed financial statements should be read in conjunction with the audited financial statements and the related notes thereto included in the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2005.

EPIX PHARMACEUTICALS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

3.	Significant Accounting Policies

Revenue Recognition

Product development revenue
      In June 2000, the Company entered into a strategic collaboration agreement with Schering AG, whereby each party to the agreement shares equally in Vasovist development costs and U.S. operating profits and the Company will receive royalties related to non-U.S. sales. The Company recognizes product development revenue at the time it performs research and development activities for which Schering AG and other collaborators are obligated to reimburse the Company. Product development revenues from Schering AG are recorded net of the Company’s portion of Schering AG’s actual or most recent estimate of its Vasovist research and development costs.
      In May 2003, the Company entered into a development agreement with Schering AG for EP-2104R and a collaboration agreement with Schering AG for MRI research. Under the EP-2104R development agreement, Schering AG agreed to make fixed payments totaling approximately $9.0 million to the Company over a two year period, which began in the second quarter of 2003 and ended in the fourth quarter of 2004, to cover a portion of the Company’s expenditures for the EP-2104R feasibility program. The Company recognizes revenue from Schering AG for the feasibility program in proportion to actual cost incurred relative to the estimated total program costs. As estimated total cost to complete a program increases, revenue in the period is adjusted downwards, and conversely, as estimated cost to complete decreases, revenue in the period is adjusted upwards. Total estimated costs of the feasibility program are based on management’s assessment of costs to complete the program based upon an evaluation of the portion of the program completed, costs incurred to date, planned program activities, anticipated program timelines and expected future costs of the program. To the extent that estimated costs to complete the feasibility program change materially from the previous periods, adjustments to revenue are recorded in the period. As of March 31, 2006, the estimated cost to complete the EP-2104R feasibility program is $15.2 million, unchanged from the estimate to complete at December 31, 2005. During the first quarter of 2006, the Company completed enrollment in the feasibility program. Revenue under the MRI research collaboration is recognized at the time services are provided for which Schering AG is obligated to reimburse the Company.
      Payments received by the Company from Schering AG in advance of EPIX performing research and development activities are recorded as contract advances.

Royalty revenue
      The Company earns royalty revenue pursuant to its sub-license on certain of its patents to Bracco Imaging S.p.A. (“Bracco”). Royalty revenue is recognized based on actual revenues as reported by Bracco to the Company in the period in which royalty reports are received.
      Massachusetts General Hospital (“MGH”) owns the patents that are subject to the Company’s agreement with Bracco and has exclusively licensed those patents to the Company, which has in turn sub-licensed the patents to Bracco. The Company owes MGH a percentage of all royalties received from its sub-licenses. Royalties paid to MGH totaled $0 and $66,073 for the three months ended March 31, 2005 and 2006, respectively.
      The Company will be entitled to receive a royalty on sales of Vasovist by Schering AG following the commercial launch of the product in the E.U., which began on a country-by-country basis in the second quarter of 2006. The Company will recognize royalty revenue from sales of Vasovist in the E.U. in the quarter when Schering AG reports those sales to the Company.

EPIX PHARMACEUTICALS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

License fee revenue
      The Company records license fee revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”). Pursuant to SAB 104, the Company recognizes revenue from non-refundable license fees and milestone payments, not specifically tied to a separate earnings process, ratably over the period during which the Company has a substantial continuing obligation to perform services under the contract. When milestone payments are specifically tied to a separate earnings process, revenue is recognized when the specific performance obligations associated with the payment are completed.
      In September 2001, the Company sub-licensed certain patents to Bracco and received a $2.0 million license fee from Bracco. This license fee is included in deferred revenue and is being recorded as revenue ratably from the time of the payment until the expiration of MGH’s patents, which will occur in the E.U. in May 2006 and in the U.S. in November 2006.
      As part of the strategic collaboration agreement the Company entered into with Schering AG in 2000, the Company granted Schering AG an exclusive license to co-develop and market Vasovist worldwide, exclusive of Japan. Later in 2000, the Company amended this strategic collaboration agreement to grant Schering AG exclusive rights to develop and market Vasovist in Japan, and the Company received a $3.0 million license fee from Schering AG in connection with that amendment. This license fee was included in deferred revenue and is being recorded as revenue ratably from the time of the payment until anticipated approval in Japan. The Company will continue to review this estimate and make appropriate adjustments as information becomes available.
      Pursuant to a collaboration agreement with Mallinckrodt, Inc., a subsidiary of Tyco/Mallinckrodt, the Company recorded $4.4 million of deferred revenue that is being recorded as revenue ratably from the time of payment until anticipated approval of Vasovist in the U.S. The Company will continue to review this estimate and make appropriate adjustments as information becomes available.

Research and Development Expenses
      Research and development costs, including those associated with technology, licenses and patents, are expensed as incurred. Research and development costs primarily include employee salaries and related costs, third party service costs, the cost of preclinical and clinical trial supplies and consulting expenses.
      In order to conduct research and development activities and compile regulatory submissions, the Company enters into contracts with vendors who render services over an extended period of time, generally one to three years. Typically, the Company enters into three types of vendor contracts: time-based, patient-based or a combination thereof. Under a time-based contract, using critical factors contained within the contract, usually the stated duration of the contract and the timing of services provided, the Company records the contractual expense for each service provided under the contract ratably over the period during which it estimates the service will be performed. Under a patient-based contract, the Company first determines an appropriate per patient cost using critical factors contained within the contract, which include the estimated number of patients and the total dollar value of the contract. The Company then records expense based upon the total number of patients enrolled during the period. On a quarterly basis, the Company reviews both the timetable of services to be rendered and the timing of services actually received. Based upon this review, revisions may be made to the forecasted timetable or the extent of services performed, or both, in order to reflect the Company’s most current estimate of the contract.

Loss Per Share
      The Company computes loss per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, “Earnings per Share.” Basic net loss per share is based upon the

EPIX PHARMACEUTICALS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)
weighted-average number of common shares outstanding and excludes the effect of dilutive common stock issuable upon exercise of stock options and convertible debt. Diluted net loss per share includes the effect of dilutive common stock issuable upon exercise of stock options and convertible debt using the treasury stock method. In computing diluted loss per share, only potential common shares that are dilutive, or those that reduce earnings per share, are included. The exercise of options or convertible debt is not assumed if the result is anti-dilutive, such as when a loss is reported.
      In June 2004, the Company completed a sale, pursuant to Rule 144A under the Securities Act of 1933, of $100.0 million of 3% convertible senior notes due 2024 for net proceeds of approximately $96.4 million. Each $1,000 of senior notes is convertible into 33.5909 shares of the Company’s common stock representing a conversion price of approximately $29.77 per share if (1) the price of the Company’s common stock trades above 120% of the conversion price for a specified time period, (2) the trading price of the senior notes is below a certain threshold, (3) the senior notes have been called for redemption, or (4) specified corporate transactions have occurred. None of these conversion triggers has occurred as of March 31, 2006.
      Common stock potentially issuable, but excluded from the calculation of dilutive net loss per share for the three months ended March 31, 2005 and 2006 because their inclusion would have been antidilutive, consisted of the following:

	2005	2006

Stock options and awards	3,774,473	2,486,616
Shares issuable on conversion of 3% Convertible Senior Notes	3,359,090	3,359,090

Total	7,133,563	5,845,706

Comprehensive Loss
      Comprehensive loss is comprised of net loss and unrealized gains or losses on the Company’s available-for-sale marketable securities. The Company’s comprehensive loss for the three months ended March 31, 2005 and 2006 amounted to $6.2 million and $4.5 million, respectively.

Employee Stock Compensation
      The Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment — An Amendment of FASB Statements No. 123 and 95” (“SFAS 123R”), beginning January 1, 2006, using the modified prospective transition method. Under the modified prospective transition method, financial statements for periods prior to the adoption date are not adjusted for the change in accounting. Compensation expense is now recognized, based on the requirements of SFAS 123R, for (a) all share-based payments granted after the effective date and (b) all awards granted to employees prior to the effective date that remain unvested on the effective date.
      Prior to adopting SFAS 123R, the Company used the intrinsic value method to account for stock-based compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” As a result of the adoption of SFAS 123R, the Company is amortizing the unamortized stock-based compensation expense related to unvested option grants issued prior to the adoption of SFAS 123R. The Company has elected to continue to use the Black-Scholes Option Pricing Model to determine the fair value of options. SFAS 123R also requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS 123 permitted companies to record forfeitures based on actual forfeitures, which was the Company’s historical policy under disclosure requirements of SFAS 123. As a result, the Company has applied an estimated forfeiture rate to remaining unvested awards based on historical experience in determining the expense recorded in the Company’s

EPIX PHARMACEUTICALS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)
consolidated statement of operations. This estimate will be evaluated quarterly and the forfeiture rate will be adjusted as necessary. The actual expense recognized over the vesting period will only be for those shares that vest during that period. The Company has also elected to recognize compensation cost for awards with pro-rata vesting using the straight-line method.
      As a result of adopting the new standard, the Company has recorded $792,755 of stock-based compensation expense for the three months ended March 31, 2006. The stock-based compensation expense included $519,000 in research and development and $273,755 in general and administrative expense for the three months ended March 31, 2006. The compensation expense increased both basic and diluted net loss per share by $0.03. In accordance with the modified-prospective transition method of SFAS 123R, results for prior periods have not been restated. As of March 31, 2006, there was $8.4 million of unrecognized compensation expense related to non-vested market-based share awards that is expected to be recognized over a weighted-average period of 1.9 years.
      The following table illustrates the effect on net loss and net loss per share for the three months ended March 31, 2005 if the Company had applied the fair value provisions of SFAS 123R to options granted under the Company’s stock option plans.

Three Months Ended
March 31, 2005

Net loss — as reported	$(6,255,555)
Add: employee stock-based compensation included in net loss as reported	—
Deduct: pro forma adjustment for stock-based compensation	(1,087,809)

Net loss — pro forma	$(7,343,364)

Net loss per share, basic and diluted
As reported	$(0.27)
Pro forma	(0.32)

Effect of pro forma adjustment	$(0.05)

      The fair value of each stock option is estimated on the date of grant using the Black-Scholes Option Pricing Model using the assumptions noted in the following table. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. Expected volatility is based on historical volatility data of the Company’s stock and comparable companies to the expected option term. The expected forfeiture rate is based on historical experience. The Company estimated the stock option forfeitures based on historical experience. The Company used the “simplified” method, as prescribed by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, to calculate the expected term, or life, of options.

	Options

	Three Months
	Ended
	March 31,

	2005	2006

Expected stock price volatility	84%	70%
Weighted average risk-free interest rate	3.62%	4.62%
Expected forfeiture rate	0.00%	9.00%
Expected life of option (years)	7.0	6.3
      The weighted average grant-date fair value of options granted during the three months ended March 31, 2006 was $3.08 per share.

EPIX PHARMACEUTICALS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)
      The following is a summary of the status of the Company’s stock option plans as March 31, 2006 and the stock option activity for all stock option plans during the three months ended March 31, 2006:

			Weighted-
		Weighted-	Average
	Number	Average	Remaining	Aggregate
	of Stock	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value

Outstanding at December 31, 2005	3,271,909	$11.39
Granted	300,562	4.59
Exercised	—	—
Cancelled	(1,085,855)	11.55

Outstanding at March 31, 2006	2,486,616	$10.50	6.86	$16,745

Exercisable at March 31, 2006	1,299,973	$10.81	5.24	$400

4.	Restructuring Charges
      During the three months ended March 31, 2006, the Company incurred an additional restructuring charge of $290,000 related to actions previously announced by management to control costs and improve the focus of the Company’s operations in order to reduce losses and conserve cash. The additional restructuring charge included costs to vacate leased office space, which were partly offset by a sublease for a portion of that space, an impairment charge for the remaining net book value for leasehold improvements located within the vacated space as well as excess lab and office equipment in our facilities, and additional severance related costs. The Company is accounting for the restructuring costs in accordance with Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”
      The following table displays the restructuring activity and liability balances:

Balance December 31, 2005	$971,828
Restructuring charges for the three months ended March 31, 2006	289,633
Write-offs	(154,502)
Employee related payments	(835,028)

Balance March 31, 2006	$271,931

5.	Deferred Merger Costs
      The Company has recorded $638,821 of deferred merger costs relating to the acquisition of Predix (See Notes 1 and 7). These costs will be included in acquisitions costs upon consummation of the merger.

6.	Convertible Debt
      In June 2004, the Company completed a sale, pursuant to Rule 144A under the Securities Act of 1933, of $100 million of 3% convertible senior notes due 2024 for net proceeds of approximately $96.4 million. Each $1,000 of senior notes is convertible into 33.5909 shares of the Company’s common stock representing a conversion price of approximately $29.77 per share if (1) the price of the Company’s common stock trades above 120% of the conversion price for a specified time period, (2) the trading price of the senior notes is below a certain threshold, (3) the senior notes have been called for redemption, or (4) specified corporate transactions have occurred. None of these conversion triggers has occurred as of March 31, 2006. Each of the senior notes is also convertible into the Company’s common stock in certain

EPIX PHARMACEUTICALS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)
other circumstances. The senior notes bear an interest rate of 3%, payable semiannually on June 15 and December 15 of each year, beginning on December 15, 2004. There were no interest payments made during the three months ended March 31, 2005 and 2006. The senior notes are unsecured and are subordinated to secured debt.
      The Company has the right to redeem the notes on or after June 15, 2009 at an initial redemption price of 100.85%, plus accrued and unpaid interest. Noteholders may require the Company to repurchase the notes at par, plus accrued and unpaid interest, on June 15, 2011, 2014 and 2019 and upon certain other events, including a change of control and termination of trading, each as defined in the indenture governing the senior notes.
      In connection with the issuance of the senior notes, the Company incurred $3.65 million of issuance costs, which primarily consisted of investment banker fees and legal and other professional fees. The costs are being amortized as interest expense using the effective interest method over the term from issuance through the first date that the holders are entitled to require repurchase of the senior notes (June 2011). For the three months ended March 31, 2005 and 2006, amortization of the issuance costs was $114,861 and $119,109, respectively.

7.	Subsequent Events
      On April 3, 2006, the Company announced the signing of a definitive merger agreement to acquire Predix Pharmaceuticals Holdings, Inc. (“Predix”) in a stock transaction valued at approximately $90 million, including the assumption of net debt at closing. In addition, Predix shareholders will be paid a possible milestone payment of $35 million in cash, stock or a combination of both based on the achievement of certain clinical or strategic milestones within a specified period of time. Predix is a privately-held pharmaceutical company focused on the discovery and development of novel, highly-selective, small molecule drugs that target G-Protein Coupled Receptors and ion channels.
      On April 25, 2006, the Company submitted a Form S-4 Registration Statement to register shares that would be issuable upon the completion of the merger to acquire Predix.
      Effective May 5, 2006, Michael J. Astrue resigned as Interim Chief Executive Officer of the Company. Mr. Astrue was appointed to the position in September 2005 after Michael Webb, the former Chief Executive Officer, resigned. Dr. Andrew Uprichard, President of EPIX, will be the Company’s principal executive officer pending the closing of the merger with Predix, which is expected to occur by the end of July 2006.
      Following the consummation of the merger, Dr. Michael Kauffman, Predix’s President and Chief Executive Officer, will become the Chief Executive Officer of the combined company. Dr. Uprichard is expected to remain with the combined company in the role of President.

8.	Recent Accounting Pronouncements
      In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections”, (“SFAS 154”), a replacement of APB No. 20, “Accounting Changes”, and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements”, (“SFAS 3”). SFAS 154 replaces the provisions of SFAS 3 with respect to reporting accounting changes in interim financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe the adoption of SFAS 154 will have a material impact on its overall financial position or results of operations.

REPORT OF INDEPENDENT AUDITORS
The Board of Directors and Shareholders of Predix Pharmaceuticals Holdings, Inc.
      We have audited the accompanying consolidated balance sheets of Predix Pharmaceuticals Holdings, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Predix Pharmaceuticals Holdings, Inc. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.
      As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations and negative cash flows from operations raise substantial doubt about its ability continue as a going concern. Management’s plans as to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP
Boston, Massachusetts
March 29, 2006,
except for Note 15, as to which the date is April 3, 2006

PREDIX PHARMACEUTICALS HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31		March 31

	2004	2005	2006

			(Unaudited)
	(In thousands,
	except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$13,813	$5,912	$7,939
Marketable securities	—	1,501	—
Prepaid expenses and other current assets	1,037	2,016	2,196

Total current assets	14,850	9,429	10,135
Restricted cash	714	931	934
Property and equipment, net	1,075	1,399	1,368
Other assets	78	40	39

Total assets	$16,717	$11,799	$12,476

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,072	$2,477	$3,456
Accrued expenses	1,538	4,637	4,019
Current portion of deferred revenue	—	760	1,303
Current portion of capital lease obligations	223	89	61
Current portion of lease abandonment liability	219	152	180
Notes payable	—	—	6,602

Total current liabilities	3,052	8,115	15,621
Accrued rent	—	440	483
Deferred revenue, net of current portion	—	778	611
Capital lease obligations, net of current portion	127	109	100
Lease abandonment liability, net of current portion	1,068	1,109	1,056

Total liabilities	4,247	10,551	17,871

Stockholders’ equity (deficit):
Preferred stock, $0.01 par value; 238,223,800, 275,298,740 and 275,298,740 shares authorized at December 31, 2004, 2005 and March 31, 2006, respectively: 115,838,473, 273,203,492 and 273,203,492 shares issued and outstanding at December 31, 2004, 2005 and March 31, 2006, respectively	1,159	2,732	2,732
Common stock, $0.01 par value; 309,642,245, 338,085,813 and 338,085,813 shares authorized at December 31, 2004 and 2005 and March 31, 2006, respectively: 662,590, 1,044,059 and 1,044,059 shares issued and outstanding at December 31, 2004 and 2005 and March 31, 2006, respectively	7	10	10
Additional paid-in capital	98,999	122,200	120,983
Deferred compensation	—	(2,294)	—
Accumulated other comprehensive income	1	(1)	—
Accumulated deficit	(87,696)	(121,399)	(129,120)

Total stockholders’ equity (deficit)	12,470	1,248	(5,395)

Total liabilities and stockholders’ equity (deficit)	$16,717	$11,799	$12,476

See accompanying notes

PREDIX PHARMACEUTICALS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

				Three Months Ended
	Years Ended December 31			March 31

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands, except per share amounts)
Revenues:
Product development revenue	$—	$—	$1,737	$73	$597
License fee revenue	1,068	13	563	80	187

Total Revenue	1,068	13	2,300	153	784
Costs and expenses:
Research and development	14,632	16,427	29,351	6,750	7,036
General and administrative	5,782	3,011	7,031	942	1,475
Restructuring	5,350	77	205	21	30

Total costs and expenses	25,764	19,515	36,587	7,713	8,541

Loss from operations	(24,696)	(19,502)	(34,287)	(7,560)	(7,757)
Other income (expense):
Investment income, net	142	147	614	152	42
Interest expense	(6)	(37)	(30)	(9)	(6)

Net loss	$(24,560)	$(19,392)	$(33,703)	$(7,417)	$(7,721)

See accompanying notes

PREDIX PHARMACEUTICALS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIT)

							Class A						Accumulated		Total
	Preferred Stock		Common Stock		New		Common Stock			Additional			Other		Stockholders’
					Common Stock				Deferred	Paid-in	Notes	Treasury	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Compensation	Capital	Receivable	Stock	Loss	Deficit	(Deficit)

	(In thousands, except share amounts)
Balance at December 31, 2002	19,111,135	$59,167	—	$—	15,757	$—	—	$—	$—	$23,473	$(676)	$(40)	$30	$(55,814)	$26,140

Net loss														(24,560)	(24,560)
Realized gains, net													(30)		(30)
Unrealized gain on marketable securities

Total comprehensive loss															(24,590)
Repurchase of restricted stock					(3,678)	—				(12)	676				664
Cancellation of treasury stock					(771)	—				(41)		40			(1)
Cancellation of stock on acquisition	(19,111,135)	(59,167)			(11,308)	—				59,167					—
Reversal of Series D accretion										(12,070)				12,070	—
Issuance of Preferred Stock on acquisition	2,532,225	26													26
Issuance of Common Stock on acquisition					14,731	—				7,643					7,643
Issuance of Common Stock A on acquisition							7,343			2					2
Employee stock purchases							12,493			22					22

Balance at December 31, 2003	2,532,225	26	—	—	14,731	—	19,836	—	—	78,184	—	—	—	(68,304)	9,906

Net loss														(19,392)	(19,392)
Realized gains, net unrealized loss on marketable securities													1		1

Total comprehensive loss															(19,391)
Write off of receivable										3					3
Issuance of Preferred Stock	96,249,667	963								20,093					21,056
Conversion of Preferred Stock	11,999,235	119	599,447	7						(127)					(1)
Conversion of Common Stock			34,566	—	(14,731)	—	(19,836)			(1)					(1)
Exercise of stock warrants	5,057,346	51								823					874
Employee stock purchases			28,577	—						24					24

Balance at December 31, 2004	115,838,473	1,159	662,590	7	—	—	—	—	—	98,999	—	—	1	(87,696)	12,470

Net loss														(33,703)	(33,703)
Realized gains, net unrealized loss on marketable securities													(2)		(2)

Total comprehensive loss															(33,705)
Issuance of Preferred Stock	94,460,059	944								16,594					17,538
Exercise of stock warrants	62,904,960	629								3,466					4,095
Employee stock purchases			381,469	3						319					322
Issuance of stock options									(2,822)	2,822					—
Compensation expense related to stock options									528						528

Balance at December 31, 2005	273,203,492	2,732	1,044,059	10	—	—	—	—	(2,294)	122,200	—	—	(1)	(121,399)	1,248

Net loss														(7,721)	(7,721)
Realized gains, net unrealized loss on marketable securities													1		1

Total comprehensive loss															(7,720)
Compensation expense related to stock options and warrants										369					369
Issuance of stock warrants										708					708
Reversal of deferred compensation									2,294	(2,294)

Balance at March 31, 2006 (unaudited)	273,203,492	2,732	1,044,059	10	—	—	—	—	—	120,983	—	—	—	(129,120)	(5,395)

PREDIX PHARMACEUTICALS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended
	Years Ended December 31			March 31,

	2003	2004	2005	2005	2006

	(In thousands)			(Unaudited)
Operating activities
Net loss	$(24,560)	$(19,392)	$(33,703)	$(7,417)	$(7,721)
Adjustments to reconcile net loss to cash used in operating activities:
Write-off of property and equipment	2,169	27	—	—	—
Write-off of research and development	6,611	—	—	—	—
Depreciation and amortization	1,364	349	433	63	77
Loss on sale of property and equipment	—	1	14	—	—
Accretion of lease liability net present value	—	—	205	50	30
Write-off of stock subscription receivable	—	3	—	—	—
Non-cash stock based compensation	664	—	552	25	369
Realized gain on sale of short-term investments	(30)	(1)	—	—	—
Changes in operating assets and liabilities exclusive of impact from net asset acquisition (Note 6):
Prepaid expenses and other current assets	409	(620)	(979)	(741)	531
Other assets	1,123	(46)	43	(7)	1
Accounts payable, accrued expenses and deferred revenue	544	1,033	5,268	2,981	929
Long-term liabilities	1,202	(264)	984	20	(206)

Net cash used in operating activities	(10,504)	(18,910)	(27,183)	(5,026)	(5,990)
Investing activities
Net asset acquisition, net of cash acquired	(318)	—	—	—	—
Purchase of short-term investments	(3,657)	—	(3,494)	—	—
Restricted cash	(952)	238	(217)	(190)	(3)
Proceeds from sale of short-term investments	13,892	3,658	1,989	—	1,500
Purchase of property and equipment	(144)	(278)	(705)	(192)	(46)

Net cash (used in) provided by investing activities	8,821	3,618	(2,427)	(382)	1,451
Financing activities
Issuance of stock for net asset acquisition	1,058	—	—	—	—
Proceeds from issuance of common stock for option exercises	22	23	324	16	—
Proceeds from issuance of convertible notes	—	—	—	21,077	6,602
Proceeds from issuance of preferred stock and exercises of warrants, net of issuance costs	—	21,929	21,608	(53)	—
Principal payments on capital leases	(140)	(188)	(223)		(36)

Net cash provided by financing activities	940	21,764	21,709	21,040	6,566

Net (decrease) increase in cash and cash equivalents	(743)	6,472	(7,901)	15,632	2,027
Cash and cash equivalents, beginning of period	8,084	7,341	13,813	13,813	5,912

Cash and cash equivalents, end of period	$7,341	$13,813	$5,912	$29,445	$7,939

Supplemental Cash Flow Information
Cash paid for interest	$28	$37	$29	$9	$6

See accompanying notes

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company
      Predix Pharmaceuticals Holdings, Inc. (Predix or the Company) is a pharmaceutical company focused on the discovery and development of novel, highly selective, small-molecule drugs that target G-protein coupled receptors, or GPCRs, and ion channels. The Company’s lead clinical-stage drug candidate, PRX-00023, is in Phase III clinical trials for Generalized Anxiety Disorder. The Company has two other clinical-stage drug candidates, PRX-03140 for the treatment of Alzheimer’s disease and PRX-08066 for the treatment of Pulmonary Hypertension. PRX-03140 and PRX-08066 have completed Phase I clinical trial programs. The Company’s corporate headquarters is located in Lexington, Massachusetts.
      The Company was incorporated in Delaware on November 2, 1994 as Takhus Pharmaceuticals, Inc. and changed its name in December 1996 to Physiome Sciences, Inc. Prior to 2003, the Company was focused on the development and commercialization of software and databases used to support the discovery and development of new drugs. In late 2002, the board of directors decided to change the business focus of the Company and began actively pursuing the sale or merger of the Company to or with a company engaged in drug discovery. In August 2003, the Company acquired all of the capital stock of Predix Pharmaceuticals Ltd. (“Predix Limited”), an Israeli corporation, and changed its name to Predix Pharmaceuticals Holdings, Inc. Subsequent to the acquisition of Predix Pharmaceuticals Ltd., the company changed its business focus to drug discovery and development focusing on GPCRs and ion channels, using its software, together with the proprietary technology it acquired.
      The acquisition was accounted for under the purchase method of accounting. The purchase price of $7.7 million was funded with the common and preferred stock of Physiome Sciences, Inc. The purchase price was allocated to the net tangible assets acquired ($1.0 million) and $6.7 million was charged to operating expenses pursuant to Financial Accounting Interpretation No. 4 (FIN 4), Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method an interpretation of FASB Statement No. 2. The acquired entity was a development stage enterprise at the time of the acquisition, as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Consolidated Financial Statements (SFAS No. 7) therefore, no goodwill was recorded.
      The future success of the Company may be dependent on its ability to obtain additional working capital to develop and market its future products and ultimately upon its ability to attain future profitable operations. There can be no assurances that the Company will be able to obtain necessary financing to successfully develop and market its future products or attain successful future operations. Further, the Company is subject to risks associated with emerging biotechnology companies. Primary among these risks is competition from other entities in the industry with competing drug discovery programs and the success of efforts to develop and market future products.
      The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company at December 31, 2005 has an accumulated deficit of $121.4 million and has incurred significant operating losses and negative cash flows from operations in each of the three years ended December 31, 2005. As a result, there exists substantial doubt about its ability to continue as a going concern through December 31, 2006. To address this matter, the Company entered into a bridge financing agreement with certain of its shareholders, in which the Company issued notes totaling $9.5 million. In addition, the Company announced the signing of a definitive merger agreement whereby EPIX Pharmaceuticals, Inc. (EPIX) will acquire Predix in a transaction valued at approximately $90 million, including the assumption of net debt at closing. The merger is subject to approval by both EPIX’s and Predix’s stockholders, regulatory approval and other closing conditions, and is expected to close by the end of July 2006 (see Note 15). Absent the pending approval of the merger, the Company will need to raise additional capital during 2006 through the sale of debt or equity securities, development of new products and services or acquisition of complementary products, businesses, or technologies in order to fund future operations until December 31, 2006.

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Additional capital may not be available on terms favorable to the Company, or at all. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.
      The balance sheet as of March 31, 2006, statements of operations for the three months ended March 31, 2005 and 2006, statement of stockholders’ equity for the three months ended March 31, 2006 and the statements of cash flows for the three months ended March 31, 2005 and 2006 are unaudited, but include all adjustments (consisting of normal recurring adjustments), which the Company considers necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented.

2.	Summary of Significant Accounting Policies

Basis of presentation
      The accompanying consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary located in Israel, Predix Limited. All significant intercompany accounts have been eliminated in consolidation. The net assets of Predix Limited were $1.8 million and $2.3 million at December 31, 2004 and 2005, respectively.

Reverse stock split
      In September 2005, the board of directors and stockholders approved a 1-for-18 reverse stock split of the outstanding shares of common stock and an adjusted conversion ratio of Series C and Series AB convertible preferred stock to reflect the 1-for-18 reverse stock split of the common stock. All common share and related per share amounts (except par value which remains $0.01) for all periods presented have been retroactively adjusted for the 1-for-18 reverse stock split.

Use of estimates
      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents and marketable securities
      Cash equivalents consist principally of money market funds. Marketable securities consist of investments in U.S. government bonds. The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.
      Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities at December 31, 2005 are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders’ equity. The cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities and other investments are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During the years ended December 31, 2003 and 2004, there were net realized gains (losses) on marketable securities of $(30,267) and $560, respectively. There were no net realized gains (losses) on marketable securities during the year ended December 31, 2005. At December 31, 2005 and 2004, cash equivalents were held in money market accounts with commercial banks. There are no available for sale marketable securities that have been in an unrealized loss position for more than a year.

Concentrations of credit risk
      SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk (SFAS 105), requires disclosure of any significant off-balance-sheet risk or credit risk concentration.
      The Company has no significant off-balance-sheet risk.
      Financial instruments that potentially subject the Company to concentration of credit risk principally consist of cash and cash equivalents and marketable securities. Cash and cash equivalents are placed with highly rated financial institutions. The Company places the marketable securities with highly rated financial institutions and has not experienced significant losses in such accounts. The Company does not believe it is exposed to any significant credit risk on these funds.

Segment Information
      SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131), establishes standards for the way that public business enterprises report information about operating segments in their financial statements. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers.
      Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance.
      In determining the operating segments, the Company considered its wholly-owned subsidiary, Predix Limited, as well as the former business practice of licensing software. Predix limited is primarily an offsite chemistry facility. The financial results of Predix Limited are not used to make operating decisions nor to assess Company performance. The Company no longer licenses software but uses the software formerly licensed together with its proprietary technology in its drug discovery efforts.
      The Company makes operating decisions based upon performance of the Company as a whole and utilizes the consolidated financial statements for decision making. The Company operates in one business segment, which focuses on drug discovery and development.

Property and Equipment
      Property and equipment are stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets. Upon sale or retirement, the cost, if any, and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in current operations. Repairs and maintenance charges that do not increase the useful life of the assets are charged to operations as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Laboratory equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of life of lease or useful life of asset
Furniture and fixtures	7 years

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets
      Consistent with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of (SFAS No. 144), when impairment indicators exist, the Company evaluates its long-lived assets for potential impairment. Potential impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Recoverability of these assets is assessed based on undiscounted expected future cash flows from the assets, considering a number of factors, including past operating results, budgets and economic projections, market trends, and product development cycles. An impairment in the carrying value of each asset is assessed when the undiscounted expected future cash flows derived from the asset are less than its carrying value.

Revenue Recognition
      During 2003, the Company generated revenue from licensing software and databases used to support the discovery and development of new drugs. The Company recognizes revenue on the licensing of its software products and sales of related services in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) No. 97-2, Software Revenue Recognition (SOP 97-2), as amended by SOP No. 98-9, Software Revenue Recognition, with Respect to Certain Arrangements (SOP 98-9). Revenue from these arrangements are recognized ratably over the term of the contract.
      The Company recognizes revenue relating to collaborations in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements (SAB 104) and Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (EITF 00-21). Revenue under collaborations may include the receipt of non-refundable license fees, milestones payment, royalties and research and development payments.
      The Company recognizes nonrefundable upfront license fees and guaranteed, time-based payments that require continuing involvement in the form of research and development as revenue:

•	Ratably over the development period; or

•	Based upon the level of research services performed during the period of the research contract.
      When the period of deferral cannot be specifically identified from the contract, management estimates the period based upon other critical factors contained within the contract. The Company continually reviews such estimates which could result in a change in the deferral period and might impact the timing and amount of revenue recognized.
      Milestone payments are recognized as revenue when the performance obligations, as defined in the contract, are achieved. Performance obligations typically consist of significant milestones in the development life cycle of the related technology, such as initiation of clinical trials, filing of approval with regulatory agencies and approvals by regulatory agencies.
      Royalties are recognized as revenue when earned.
      Reimbursements of research and development costs are recognized as revenue as the related costs are incurred.

Research and Development
      The Company accounts for research and development costs in accordance with Statement of SFAS No. 2, Accounting for Research and Development Costs, which requires that expenditures be expensed to operations as incurred. Research and development expenses comprise costs incurred in

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
performing research and development activities, including salaries and benefits, facilities costs, overhead costs, clinical trial costs, contract services, and other outside costs.

Income taxes
      Pursuant to SFAS No. 109, Accounting for Income Taxes, the liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and income tax basis of assets and liabilities, as well as net operating loss carryforwards, and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Foreign currency
      The financial statements of the Company’s Israeli subsidiary, Predix Limited, are measured using the U.S. dollar as the functional currency. Accordingly, monetary accounts maintained in New Israeli Shekels are re-measured to U.S. dollars using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. Adjustments resulting from the re-measurement process are made to income. For the years ended December 31, 2003, 2004 and 2005, the re-measurement process resulted in transaction gains of approximately, $16,000, $3,000 and $11,000, respectively.

Comprehensive Loss
      Comprehensive loss comprises net loss and unrealized gains and losses on available for sale securities. Comprehensive loss is reflected in the consolidated statements of stockholders’ equity.

Stock-Based Compensation
      As discussed more fully in Note 10, the Company adopted SFAS (SFAS) No. 123R (revised 2004), Share-Based Payment (SFAS No. 123R), effective January 1, 2006. SFAS No. 123R requires the recognition of the fair value of stock-based compensation in its statements of operations. Stock-based compensation relates exclusively to stock options as the Company has not issued any other type of equity awards.
      Prior to January 1, 2006, the Company followed Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations, in accounting for its stock-based compensation plans. Under APB 25, when the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized. The Company elected the modified prospective transition method for adopting SFAS No. 123R. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), shall be recognized in statements of operations in the periods after the date of adoption. For awards granted prior to January 1, 2006, the Company calculated stock-based compensation expense on an accelerated basis for stock options.
      As a result of the adoption of SFAS No. 123R, the incremental impact on stock compensation expense caused net loss for the three months ended March 31, 2006, to be $0.4 million greater than if the Company had continued to account for share-based compensation under APB 25.

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      SFAS No. 123R requires the presentation of pro forma information for periods prior to adoption as if the Company had accounted for all stock-based employee compensation under the fair value method of that statement. For purposes of this pro forma disclosure, the estimated fair value of the stock options at the date of the grant is amortized to expense on an accelerated basis over the requisite service period, which generally equals the vesting period and the Company accounted for forfeitures as they occurred.
      The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation prior to January 1, 2006 (in thousands, except per share amounts):

				Three
				Months
				Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005

				(unaudited)
Net loss	$(24,560)	$(19,392)	$(33,703)	$(7,417)
Add: stock-based employee compensation as reported in the statement of operations	664	—	527	25
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(82)	(427)	(1,331)	(55)

Pro forma net loss	$(23,978)	$(19,819)	$(34,507)	$(7,447)

      The weighted-average per share fair value of options granted during the years ended December 31, 2003, 2004, and 2005 was $1.26, $0.54, and $2.70, respectively. The weighted-average per share fair value of options granted during the three months ended March 31, 2005 was $0.13. There were no options granted during the three month period ending on March 31, 2006.
      In connection with the adoption of SFAS No. 123R, the Company reassessed the valuation methodology for stock options and the related input assumptions. The assessment of the valuation methodology resulted in the continued use of the Black-Scholes model. As the Company is privately held, it does not have history as a publicly traded company to evaluate its volatility factor, expected term and forfeiture rates. As such, the Company analyzed the volatilities, expected term and forfeiture rates of seven peer companies and a biotechnology stock index to support the assumptions it would have used in its calculation for the three months ended March 31, 2006 had there been any options granted. The Company did not grant any options during the three month period ended March 31, 2006. The Company averaged the volatilities, expected term and forfeiture rates of the seven peer companies with in-the-money options, sufficient trading history and similar vesting terms to generate the assumptions detailed below. In determining the risk free interest rates the Company uses the United States Treasury yield curve in effect for the periods corresponding with the expected life of the stock option.
      The following table summarizes the weighted-average assumptions the Company used in its fair value calculation at the date of grant:

	2003	2004	2005

Expected life (years)	5.58	3.84	4.44
Interest rate	3.6%	3.2%	3.9%
Volatility	80%	80%	80%

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31, 2006	March 31, 2005

Expected life (years)	n/a	4.49
Risk-free interest rate	n/a	3.65
Volatility	67%	80%
      The Company has never declared cash dividends on any of its capital stock and does not expect do so in the foreseeable future.
      SFAS No. 123R requires the application of an estimated forfeiture rate to current period expense to recognize compensation expense only for those awards expected to vest. The Company will adjust its estimate of forfeitures if actual forfeitures differ, or are expected to differ from such estimates. Subsequent changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock-based compensation expense in future periods. The Company estimates that 6.3% of options granted will be forfeited.

3.	Restricted cash
      At December 31, 2004 and 2005, the Company held $0.7 million and $0.9 million in restricted cash, respectively. The balances comprise amounts held in deposit with certain banks to collateralize standby letters of credit in the name of the landlord in accordance with the facility lease agreement.

4.	Property and equipment
      Property and equipment consists of the following (in thousands):

	December 31,
			March 31,
	2004	2005	2006

			(unaudited)
Laboratory equipment	$780	$854	$723
Computer equipment and software	926	1,307	1,158
Leasehold improvements	164	159	321
Furniture and fixtures	248	452	635

	2,118	2,772	2,837
Less accumulated depreciation and amortization	(1,043)	(1,373)	(1,469)

	$1,075	$1,399	$1,368

      Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was $1.4 million, $0.3 million and $0.4 million, respectively. Depreciation expense for the three months ended March 31, 2006 was $78,000 (unaudited).

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Accrued expenses
      Accrued expenses consist of the following (in thousands):

	December 31,
			March 31,
	2004	2005	2006

			(unaudited)
Payroll and benefits	$112	$200	$163
Vacation	195	219	261
Accrued purchases	318	474	305
Clinical trial costs	913	3,744	3,290

	$1,538	$4,637	$4,019

6.	Net asset acquisition
      Effective August 8, 2003, the Company acquired the entire outstanding shares of common stock and preferred stock of Predix Pharmaceuticals Ltd. in exchange for 3,400 shares of common stock, valued at $18.00 per share, 7,341 shares of newly created Class A common stock, valued at $18.00 per share and 759,682 shares of preferred stock, valued at $10.00 per share, pursuant to a Stock Purchase Agreement, dated July 1, 2003, by and among the Company, Predix Pharmaceuticals Ltd., an unrelated corporation formed under the laws of Israel, Predix Pharmaceuticals, Inc., a Delaware corporation and a wholly owned subsidiary of Predix Limited. (Predix Inc., and together with Predix Limited, Predix) and certain individuals and entities.
      The purchase price of $7.7 million was funded with the common and preferred stock of the Company. The acquisition of Predix Limited. was accounted for using the purchase method of accounting and the operations of Predix are included in the Consolidated Statements of Operations from the date of acquisition. The purchase price was allocated to the net tangible assets acquired (primarily current assets of $1.0 million, property and equipment of $0.8 million, deposits of $0.1 million, and current liabilities of $0.9 million) and $6.7 million was charged to operating expenses pursuant to FIN 4. As Predix Limited was a development stage enterprise at the time of the acquisition, as defined in SFAS No. 7, no goodwill was recorded.
      The Company did not obtain a formal valuation of the in-process technology at the time of the acquisition.

7.	Restructuring
      Pursuant to the SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the Company recorded restructuring charges in 2003 of approximately $5.4 million, which included $1.5 million for the future lease rental (net of sublease income) related to its Princeton, NJ office, $2.1 million of excess property and equipment written off, and $1.8 million related to severance for 57 employees, which was paid out during 2003. At December 31, 2005, 2004 and 2003 restructuring liabilities were $1.3 million, $1.3 million and $1.5 million, respectively, for the future lease rental (net of sublease

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
income) related to its Princeton, New Jersey office. The following table displays the restructuring activity and liability balances (in thousands):

								Unaudited

	Balance at			Balance at			Balance at			Balance at
	December 31,	2004		December 31,	2005		December 31,	2006		March 31,
	2003	Payments	Other	2004	Payments	Other	2005	Payments	Other	2006

Princeton, NJ Lease	$1,503	$(294)	$78	$1,287	$(268)	$242	$1,261	$(55)	$30	$1,236

Total	$1,503	$(294)	$78	$1,287	$(268)	$242	$1,261	$(55)	$30	$1,236

8.	Commitments

Lease agreements
      The Company leases its facilities in Lexington, MA and Princeton, NJ, and facilities and vehicles in Ramat Gan, Israel under agreements, which are accounted for as operating leases. The facility leases generally provide for a base rent plus real estate taxes and certain operating expenses related to the leases. Rent expense amounted to approximately $1.4 million, $0.4 million and $0.6 million for the years ended December 31, 2003, 2004 and 2005, respectively. Rent expense amounted to approximately $0.2 million for the three months ended March 31, 2006. Certain of the Company’s leases contain renewal options and escalating payments over the life of the lease. As discussed in Note 7, the Company has vacated its Princeton, NJ office.
      The Company leases certain equipment under capital lease agreements. The Company has assets under capital lease obligations amounting to $0.4 million, $0.5 million and $0.5 million as of December 31, 2004 and 2005 and March 31, 2006, respectively. Amortization of such equipment is included in depreciation expense The equipment leases bear interest at 9.7% per year.
      At December 31, 2005, future minimum commitments under all noncancelable capital and operating leases with initial or remaining terms of more than one year are as follows (in thousands):

	Capital	Operating
	Leases	Leases

2006	$105	$1,398
2007	51	1,497
2008	38	1,602
2009	32	1,602
2010	7	1,627
Thereafter	—	1,707

Total minimum lease payments	233	9,433
Less aggregate future sublease income	—	(3,068)

	233	$6,365

Less amount representing interest	(35)

Present value of minimum lease payments	198
Less current portion of capital lease obligation	(89)

Capital lease obligations, net of current portion	$109

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The operating lease payments in the above table include $4.7 million for the Company’s abandoned facility in Princeton, NJ. These amounts have been accrued at December 31, 2004 and 2005 (and exclude sublease income of $3.1 million) as lease abandonment liability. Also included in the operating lease payments in the above table is $4.7 million of future rental payments relating to a facilities lease the Company entered into during 2004 for its primary office space in Lexington, Massachusetts. This facilities lease commenced in 2005 and has a term of seven years. The Lexington lease is renewable for two additional periods of three years each at the Company’s option.
      For its facilities in Ramat Gan, Israel, the Company has provided guaranties for the fulfillment of its lease commitments totaling $0.04 million.

9.	Notes payable
      On March 31, 2006, the Company entered into a bridge financing agreement with certain of its shareholders. Under the terms of this financing, the Company issued notes totaling $9.5 million. The notes bear interest at 10% and are payable in one year. In connection with these notes, the Company issued 201,709 warrants to the note holders on a pro rata basis. If the EPIX merger closes before August 1, 2006, the warrants convert to 250,000 EPIX common shares on a pro rata basis and the principal and accrued interest become payable one month from the closing date. In the event the merger does not close, the 201,709 warrants cancel, the coupon increases from 10% to 15% and the notes become convertible to Predix stock and the Company must issue new warrants to the note holders to increase the amount of warrants issued to such shareholder to equal 20% of the respective notes. On March 31, 2006, the Company issued $6.6 million of the notes and 139,636 of the warrants. The remaining notes and warrants were issued in April 2006.
      The fair value of the 201,709 warrants is approximately $1.0 million and will be amortized to interest expense over the one year term of the notes.

10.	Discovery alliance
      In March 2005, the Company and Cystic Fibrosis Foundation Therapeutics Incorporated (CFFT), the drug discovery and development affiliate of the Cystic Fibrosis Foundation, entered into a three year research, development and commercialization agreement. Under this agreement, the Company received an upfront payment of $2.0 million and can receive cost reimbursements and milestone payments. The agreement covers two research programs and has a term of three years. CFFT may terminate either or both programs without cause upon 120 days notice.
      The Company is recognizing the $2.0 million upfront payment as revenue ratably over the three-year term. The reimbursements of research and development costs are being recognized as revenue as the related costs are incurred. As the Company is the party responsible for providing the research services, the Company is recognizing the reimbursements of the costs associated with its research efforts as revenue, not as a net research expense. The Company will recognize any milestone payments as revenue when the related performance obligation, as defined in the agreement, is achieved.
      During 2005, the Company has recognized $2,293,000 in revenue from this collaboration, $556,000 relating to the $2.0 million upfront payment and $1,737,000 from reimbursed research services and costs.

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Stockholders Equity
      Effective August 8, 2003, the Company amended and restated its certificate of incorporation to amend, among other things, the following to: (i) change its name to Predix Pharmaceuticals Holdings, Inc.; (ii) provide for a one-for-17.971067 reverse stock split of the Company’s Existing Common Stock; (iii) create a new class of Class A Common Stock; (iv) reclassify and convert the outstanding shares of the Company’s Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock into shares of a newly created class of Series A convertible preferred stock and delete all references to such prior preferred classes; (v) reclassify and convert the outstanding shares of the Company’s Series D convertible preferred stock into shares of a newly created class of Series B convertible preferred stock and delete all references to such prior preferred class; and (iv) designate the newly created Series A convertible preferred stock and Series B convertible preferred stock. All shares and per share data for all periods presented in these financial statements have been adjusted to reflect the reverse stock split.
      There was no beneficial conversion feature in any of the following transactions as the value of the preferred stock on an as-converted basis was greater than the estimated fair value of the underlying common stock into which it was convertible.
      On August 8, 2003, in connection with the recapitalization of the Company’s capital stock mentioned above, the Company issued the following securities:

•	An aggregate of 480,552 shares of a newly created Series A convertible preferred stock and an aggregate of 1,291,991 shares of a newly created Series B convertible preferred stock to its existing stockholders in exchange for an aggregate of 2,187,250 shares of its then outstanding Series A convertible preferred stock, an aggregate of 6,060,606 shares of its then outstanding Series B convertible preferred stock, an aggregate of 2,568,371 shares of its then outstanding Series C convertible preferred stock and an aggregate of 10,438,413 shares of its then outstanding Series D convertible preferred stock. Each share of newly created Series A convertible preferred stock and newly created Series B convertible preferred stock was convertible into 0.5556 shares of common stock.

•	Warrants to all of the Company’s stockholders that entitled the holder to purchase its pro rata share of an aggregate of 1,000,000 shares of its newly created Series B convertible preferred stock.
      Effective August 9, 2004, the Company amended and restated its certificate of incorporation to amend, among other things, the following to: (i) reclassify and convert each outstanding share of the Company’s New Common Stock and the Company’s Class A Common Stock into one fully paid and nonassessable share of the Company’s common stock, par value $0.01; (ii) increase the Company’s authorized capital stock from 47,600,000 to 547,866,045, of which 309,642,245 shall be common stock, and 238,223,800 shall be preferred stock, par value $0.01 per share; (iii) create and designate 76,800,000 shares of Series AB convertible preferred stock, par value $0.01 per share; and (iv) create and designate 158,823,800 shares of Series C convertible preferred stock, par value $0.01 per share.
      On August 9, 2004, in connection with an equity financing and the recapitalization of the Company’s capital stock, it issued the following securities:

•	An aggregate of 66,753,820 shares of its Series C convertible preferred stock to existing investors at a purchase price of $0.22037 per share for an aggregate purchase price of $14,710,539. Shares of Series C convertible preferred stock are convertible on a 1-for-18 basis into shares of the Company’s common stock.

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	An aggregate of 14,531,460 shares of its Series AB convertible preferred stock and warrants to purchase an aggregate of 62,240,212 shares of its Series AB convertible preferred stock to existing stockholders in exchange for an aggregate of 732,347 shares of its newly created Series A convertible preferred stock and an aggregate of 720,799 shares of its newly created Series B convertible preferred stock. Each share of Series AB convertible preferred stock in convertible into one share of the Company’s common stock.

•	An aggregate of 599,488 shares of common stock to existing stockholders in exchange for an aggregate of 335,623 shares of its newly created Series A convertible preferred stock and an aggregate of 743,456 shares of is newly created Series B convertible preferred stock; and

•	An aggregate of 20,638 shares of common stock to existing stockholders in exchange for an aggregate of 20,638 shares of the Company’s Class A Common Stock.
      Between September 9, 2004 and January 21, 2005, the Company issued an aggregate of 115,740,536 shares of its Series C convertible preferred stock to investors at a purchase price of $0.22037 per share for an aggregate purchase price of $25,505,742.
      On September 21, 2004, the Company issued 1,146,892 shares of its Series AB convertible preferred stock upon the exercise of a warrant to an existing stockholder for an aggregate purchase price of $11,469.
      In January 2005, the Company completed a private equity funding round raising total net proceeds of $43.0 million and issuing 196,431,820 shares of Series C Convertible Preferred Stock, which includes net proceeds of $21.9 million and 100,160,121 shares sold in 2004.
      On January 17, 2005, the Company issued an aggregate of 12,125,825 shares of its Series C convertible preferred stock upon the exercise of warrants to existing stockholder investors for an aggregate purchase price of $2,672,168.
      Effective January 21, 2005, the Company amended and restated its certificate of incorporation to amend, among other things, the following to: (i) increase the Company’s authorized capital stock from 547,866,045 to 599,998,740, of which 324,700,000 shall be.
      Common Stock and 275,298,740 shall be Preferred Stock, par value $0.01 per share; (ii) designate 76,771,672 shares of Series AB Convertible Preferred Stock, par value $0.01 per share; (iii) designate 198,527,068 shares of Series C Convertible Preferred Stock, par value $0.01 per share.
      On March 7, 2005, the Company issued an aggregate of 1,811,640 shares of its Series C convertible preferred stock upon the exercise of warrants to existing stockholder investors for an aggregate purchase price of $399,231.
      Effective April 26, 2005, the Company amended and restated its certificate of incorporation to amend, among other things, the following to: (i) increase the Company’s authorized capital stock from 599,998,740 to 613,384,553, of which 338,085,813 shall be Common Stock and 275,298,740 shall be Preferred Stock, par value $0.01 per share; (ii) designate 76,771,672 shares of Series AB Convertible Preferred Stock, par value $0.01 per share; and (iii) designate 198,527,068 shares of Series C Convertible Preferred Stock, par value $0.01 per share.
      Between August 18, 2005 and October 21, 2005, the Company issued an aggregate of 61,093,320 shares of its Series AB convertible preferred stock upon the exercise of warrants to existing stockholder investors for an aggregate purchase price of $610,933.

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In September 2005, the board of directors and stockholders approved a 1-for-18 reverse stock split of the outstanding shares of common stock and an adjusted conversion ratio of Series C and Series AB convertible preferred stock to reflect the 1-for-18 reverse stock split of the common stock.
Convertible Preferred Stock
      Authorized and outstanding convertible preferred stock and its principal terms are as follows at December 31, 2005:

	Shares

		Issued and
Series	Authorized	Outstanding

AB	76,771,672	76,771,672
C	198,527,068	196,431,820

	275,298,740	273,203,492

      The holders of the Convertible Preferred Stock (AB and C) (collectively, “the Preferred Stock”) have the following rights:
Dividends
      The holders of the Preferred Stock are entitled to receive non-cumulative dividends when and if declared by the board of directors. The holders of the Series C preferred stock are entitled to receive, when declared by the board of directors, non-cumulative dividends at the annual rate of 8% of the Series C purchase price. These dividends to holders of the Series C preferred stock, if declared, are in preference and priority to any declaration or payment of any dividend on the Series AB preferred stock and common stock of the Company. As of December 31, 2005, no dividends have been declared.
Liquidation
      In the event of any liquidation, the holders of the Series C preferred stock have a liquidation preference over holders of Series AB preferred stock and Common Stock, which is an amount per share plus any declared but unpaid dividends. In the event of any liquidation, dissolution, or winding up of the Company (excluding a consolidation, merger or reorganization of the corporation), following payment of the Series C preferred stock preference, the holders of the Series AB preferred stock have a liquidation preference over holders of Common Stock. After payment of the Series C preference and Series AB preference, the entire remaining assets and funds of the Corporation legally available for distribution shall be distributed pro rata among all holders of the Series C preferred stock, the Series AB preferred stock and Common Stock (treating all holders of Preferred Stock as holders of Common Stock on an if-converted to Common Stock basis).
Conversion
      Each share of the Preferred Stock is convertible at the holder’s option into the number of common shares as determined by the applicable conversion rate. The initial conversion rate for each share of Series C and Series AB preferred stock has been set at one share of Common Stock for each share of Series C and Series AB preferred stock, respectively, subject to any stock dividend, stock split, combination, reorganization, or other recapitalization. Upon the 1-for-18 revenue stock split in September 2005, the conversion rate for each share of Series C and Series AB preferred stock has been set at one

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
share of Common Stock for eighteen shares of Series C and Series AB preferred stock, respectively. Each share of Preferred Stock will be automatically converted into common stock based at the then applicable conversion rate, upon (a) closing of an underwritten initial public offering of the common stock pursuant to an effective registration, in which the aggregate gross proceeds to the Company are at least $40.0 million (prior to the deduction of underwriters’ commissions, discounts, and expenses) and at a pre-money valuation of the Company of no less than $135.0 million or (b) a date agreed to in writing by the holders of at least 60% of the voting power of the then outstanding shares of Preferred Stock and the holders of at least 66 2/3 % of the voting power of the then outstanding shares of Series C preferred stock. The holders of the Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which their preferred stock is convertible.
Voting
      The holders of the Preferred Stock are entitled to the number of votes equal to the number of common shares into which they are convertible.
Common stock
      During the year 2000, an officer of the Company, purchased 69,722 and 8,343 shares of the Company’s restricted common stock at $8.82 and $11.70 per share, respectively, the then-current fair value per share. The officer paid for the 69,722 shares by paying $0.01 million in cash and issuing a $0.6 million promissory note that bears interest at 6.4% per annum. The officer paid for 8,343 shares by paying $0.02 million in cash and issuing a $0.07 million promissory note that bears interest at 6.33% per annum. The officer had the right to repay the notes by returning shares of the restricted common stock to the Company. For purposes of repayment of the $0.6 million promissory note, each share returned was to be valued at the greater of $6.62 or the then-current fair market value. For purposes of repayment of the $0.07 million promissory note, each share returned was to be valued at the greater of $8.78 or the then-current fair market value. The Company had the right to repurchase a certain number of these shares at the respective prices paid by the officer. This right lapsed ratable over a 34-month period beginning January 2000. As a result of the terms of the promissory notes issued in connection with these transactions, the Company accounted for these arrangements as variable awards under EITF Issue No. 95-16, Accounting for Stock Compensation Arrangements With Employer Loan Features Under APB Opinion No. 25 (EITF 95-16). The Company recorded noncash compensation expense of $0.1 million during 2000 based on the fair value of the common stock of $11.70 as of December 31, 2000. This expense was reduced by $1,829 during 2001 and by $0.1 million during 2002 based on the fair value of the common stock of $11.70 and $0.80 as of December 31, 2001 and 2002, respectively. In October 2002, the officer requested that the Company repurchase 66,210 of his shares as payment of the two outstanding promissory notes. The board of directors of the Company approved the transaction in 2003. The Company purchased the shares from the officer and canceled them in 2003. The Company recorded noncash compensation expense of $0.7 million during 2003 with respect to the transaction.
2003 Stock Plan
      The Company has a 2003 Stock Incentive Plan (the 2003 Plan), which provides for the granting of stock awards. Stock options may be granted under the 2003 Plan either as options intended to qualify as incentive stock options (ISOs) under the Internal Revenue Code or as nonqualified stock options (NQs). Also, the Company may grant rights to acquire restricted stock and other stock awards based upon the common stock having such terms and conditions as the Board may determine. Under the 2003 Plan, stock awards may be granted to employees (including officers and directors who are employees) and to

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
consultants of the Company (NQs, restricted stock, and other stock awards only). The options may be granted at a price not less than par value of the common stock on the date of grant. The board of directors determines the vesting schedule of the awards. At December 31, 2005, the Company had a total of 120,356 shares of Common Stock available for grant under the 2003 Plan.
      As discussed in Note 2, the Company adopted SFAS No. 123R, effective January 1, 2006. SFAS No. 123R requires the recognition of the fair value of stock-based compensation in its statements of operations. Stock-based compensation relates to stock options and warrants. Stock options are granted to employees at exercise prices equal to the fair market value of the Company’s stock at the dates of grant. Generally, options have a contractual term of ten years and vest monthly over a four-year period from grant date, although certain options have been, and may in the future, be granted with shorter vesting. Options granted to consultants and other nonemployees generally vest over the period of service to the Company. The Company recognizes stock-based compensation expense equal to the fair value of stock options on an accelerated basis over the requisite service period of the individual grantees, which generally equals the vesting period.
      As a result of the adoption of SFAS No. 123R, the incremental impact on stock compensation expense caused net loss for the quarter ended March 31, 2006, to be $0.4 million greater than if the Company had continued to account for share-based compensation under APB 25.
      In connection with the adoption of SFAS No. 123R, the Company reassessed the valuation methodology for stock options and the related input assumptions. The assessment of the valuation methodology resulted in the continued use of the Black-Scholes model. As the Company is privately held, it does not have history as a publicly traded company to evaluate its volatility factor, expected term and forfeiture rates. As such, the Company analyzed the volatilities, expected term and forfeiture rates of seven peer companies and a biotechnology stock index to support the assumptions it would have used in its calculation for the three months ended March 31, 2006 had there been any options granted. The Company did not grant any options during the three month period ended March 31, 2006. The Company averaged the volatilities, expected term and forfeiture rates of the seven peer companies with in-the-money options, sufficient trading history and similar vesting terms to generate the assumptions detailed below. In determining the risk free interest rates the Company uses the United States Treasury yield curve in effect for the periods corresponding with the expected life of the stock option. The following table summarizes the weighted-average assumptions the Company used in its fair value calculation at the date of grant:

	Stock Options

	March 31, 2006	March 31, 2005

Expected life (years)	n/a	4.49
Risk-free interest rate	n/a	3.65
Volatility	67%	80%
      The Company has never declared cash dividends on any of its capital stock and does not expect do so in the foreseeable future.
      SFAS No. 123R requires the application of an estimated forfeiture rate to current period expense to recognize compensation expense only for those awards expected to vest. The Company estimates forfeitures based upon historical data, adjusted for known trends, and will adjust its estimate of forfeitures if actual forfeitures differ, or are expected to differ from such estimates. Subsequent changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock-based compensation expense in future periods. The Company estimates that 6.3% of options granted will be forfeited.

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During the three months ended March 31, 2006 (unaudited), the Company did not issue any stock options. The following table presents the combined option activity of the Company’s stock plans for the three months ended March 31, 2006:

	Shares of
	Common
	Stock	Weighted-Average	Weighted-Average
	Attributable to	Exercise Price of	Remaining	Aggregate
	Options	Options	Contractual Term	Intrinsic Value

			(In years)	(In thousands)
Outstanding at January 1, 2006	2,240,011	$1.06	8.9	$5,216
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	(77,639)	1.10	—	(178)

Outstanding at March 31, 2006	2,162,372	1.06	8.65	5,038
Vested or expected to vest at March 31, 2006	1,023,828	0.95	8.44	2,492

Exercisable at March 31, 2006	1,023,828	0.95	8.44	2,492

      The weighted-average grant-date fair value of options granted during the three months ended March 31, 2005 was $0.13. There were no options granted or exercised during the three months ended March 31, 2006. The intrinsic value of options exercised during the three months ended March 31, 2005 amounted to approximately $15,742. As of March 31, 2006, the total remaining unrecognized compensation cost related to nonvested stock option awards amounted to approximately $1.8 million, including estimated forfeitures, which will be amortized on an accelerated basis over the weighted-average remaining requisite service period.
      A summary of stock option activity related to employee stock options for the period from January 1, 2003 through December 31, 2005 is as follows:

	2003		2004		2005

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at January 1	101,619	$9.36	160,994	$1.80	1,407,396	$0.96
Granted	181,267	1.80	1,278,025	0.85	1,256,346	1.11
Exercised	(12,492)	1.80	(28,577)	0.84	(381,469)	0.85
Canceled/forfeited	(109,400)	8.82	(3,046)	1.80	(42,262)	1.02

Outstanding at December 31	160,994	1.80	1,407,396	0.96	2,240,011	1.06

Options exercisable at December 31	54,745	1.80	829,726	0.91	877,038	0.95

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of Exercise		Contractual	Exercise		Exercise
Prices	Number	Life (Years)	Price	Number	Price

$0.81	1,644,839	8.92	$0.81	741,233	$0.81
1.44	381,680	9.41	1.44	29,203	1.44
1.80	183,659	7.55	1.80	106,602	1.80
5.40	29,833	9.76	5.40	—	5.40

	2,240,011			877,038

      In connection with the acquisition of Predix Pharmaceuticals Ltd. discussed in Note 1, the Company resolved to reprice all stock options granted to the former Physiome employees, resulting in the exercise price of options granted prior to that date being reduced to $1.80 per share from $9.36 per share.
      The repricing of the options constituted a modification of an award under the FASB’s Financial Accounting Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25 (FIN 44), with an effective date of August 8, 2003. A calculation representing the intrinsic value of the modification in accordance with FIN 44 did not result in an expense during 2003 on the basis of management’s determination that the fair value of the common stock continued to be $1.80 per share at December 31, 2003. As of December 31, 2005, the remaining repriced options, 1,575 options, are being accounted for as variable options until such options are exercised, forfeited, or expire unexercised.
      In September 2005, the Company determined to assess retrospectively the pricing of all options granted since January 2004.
      The significant factors, assumptions, and methodologies used in determining fair value are as follows: determining the fair value of the Company’s stock requires making complex and subjective judgments. The Company used the income approach to estimate the value of the enterprise at each date on which options were granted. The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. There is inherent uncertainty in these estimates. The assumptions underlying the estimates are consistent with the Company’s business plan. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. If different discount rates had been used, the valuations would have been different.
      The enterprise value was then allocated to preferred and common stock using the option-pricing method. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event such as a sale of the Company or an initial public offering, and estimates the volatility of the Company’s equity securities. The anticipated timing is based on the plans of the Company’s board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The Company estimated the volatility of its stock based on available information on volatility of stocks of publicly traded companies in the industry. Had the Company used different estimates of volatility, the allocations between preferred and common shares would have been different.

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As a result of this assessment, the Company determined certain options granted in 2005 were issued at exercise prices below fair value. The Company recorded approximately $2.8 million of deferred compensation in stockholder’s equity and $0.5 million in compensation expense relating to these stock options granted to employees from January 1, 2005 through December 31, 2005. The amount of deferred compensation for each option grant during the period was calculated based upon the difference between the fair value of the common stock at the date of grant and the option exercise price. The Company determined all options granted prior to January 1, 2005 were granted at fair value and no compensation expense was recorded for these option grants.
      The following options were granted at exercise prices below the deemed fair value:

		Exercise	Fair
Date	Options	Price	Value

April 2005	257,482	$0.81	$5.04
April 2005	229,146	1.44	5.04
May 2005	42,778	0.81	5.94
July-August 2005	149,096	1.44	5.94
August 2005	35,349	1.44	8.10
      Of the 1,256,346 options granted in 2005, 713,851 options were granted at exercise prices below their deemed fair value. The weighted average exercise price and fair value per share of the options was $1.18 and $5.43, respectively. The remaining 542,495 options were granted at $0.81 per share which equals their fair value.
      Deferred compensation is equal to the difference in the exercise price and fair value, or the intrinsic value, and has been recorded for all options granted below fair value. The deferred compensation is being amortized as compensation expense over the vesting period of the stock options, which is generally four years.
      In connection with the Company’s adoption of SFAS 123R, the Company reclassified the unamortized deferred compensation to additional paid-in capital.
Stock Options to Nonemployees
      In 2004 and 2003, the Company issued 27,777 and 14,444 stock options at a price of $0.81 and $1.80 per share, respectively to non-employees in exchange for services. Vesting for these shares ranges from on the date of grant to over a period of four years. The Company has applied the recognition provisions of SFAS 123 and EITF 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Connection with Selling Goods or Services (EITF 96-18), related to these grants. As a result, variable plan accounting has been applied to these grants. The fair value of these options at December 31, 2005, December 31, 2004 and December 31, 2003 was $5.40, $0.81 and $1.80, respectively per share. The Company recorded compensation charges related to these grants of $0.02 million in 2003 on an accelerated basis consistent with FASB’s Financial Accounting Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans. No compensation was recorded in 2004 or 2005 related to the 2003 grants as the change in the fair value was insignificant. There was also no compensation charge recorded related to the 2004 option grants in 2004 or 2005 as they were issued at a price per share above the deemed market value at December 31, 2004 and were subsequently exercised. In computing the fair value of these options, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: a risk-free rate of return of 4% for the 2003 grants respectively and an expected option life

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of 10 years (the contractual life of the options), no dividends, and a stock volatility of 80% for grants in that period.
Warrants
      At December 31, 2005, the Company had outstanding exercisable warrants to purchase 13,448 shares of Common Stock with a weighted-average exercise price of $31.37 per share, which expires through 2014.
Common Stock Reserved for Future Issuance

2005

Warrants	13,448
Common stock under the 2003 Plan	2,360,367
Common stock for conversion of Series C preferred stock	10,912,838
Common stock for conversion of Series AB preferred stock	4,265,060

17,551,713

12.	Significant license agreement
      In September 2001, Predix Pharmaceuticals Ltd. signed a license agreement with a University according to which the University granted the Company a nontransferable, exclusive, worldwide license to use the technology to develop, manufacture, market and sell products, and to develop and provide services. In consideration of the exclusive license agreement, the Company paid the University a one-time license fee in the amount of $0.04 million. In further consideration for the license, the university will be entitled to royalties paid by the Company at various rates from the proceeds received by the Company from sales, provision of services, and sublicensing revenues generated from the use of the licensed technology to the Company. To date, the Company has received $2 million in such revenues (in connection with the CFFT agreement, see Note 10) and accordingly has paid $100,000 to the University for such royalties.

13.	Income taxes
      As of December 31, 2005, the Company has domestic net operating loss carryforwards and research and development credit carryforwards of approximately $112.5 million and $4.3 million, respectively, available to reduce future federal and state income taxes, if any. If not utilized, these carryforwards begin to expire in 2006 and expire through 2024. Additionally, the Company has foreign net operating loss carryforwards of $1.0 million available to offset future income in foreign jurisdictions, if any. Such foreign net operating losses have no expiration date. Recent transactions in the Company’s shares could result in an ownership change, as defined in Section 382 of the Internal Revenue Code (the Code). If such a change does occur, there could be annual limitations on the amount of carryforwards, which can be realized in future periods. The Company has not yet analyzed these recent transactions in its shares to determine if any limitation under Code Section 382 applies.

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The approximate income tax effects of each type of temporary difference and carryforward at December 31 are as follows (in thousands):

	December 31,

	2004	2005

Net operating loss carryforwards	$35,019	$50,092
Research and development tax credit carry forwards	3,006	4,327
Capitalized research costs	1,969	1,356
Lease abandonment liability	518	508
Depreciation and amortization	1,988	1,928
Other temporary differences	102	119
Valuation allowance	(42,602)	(58,330)

	$—	$—

      The Company has recorded a full valuation allowance against the net deferred tax asset as of December 31, 2005 and 2004, because the future realizability of such asset is uncertain. The valuation allowance increased by $15.7 million during 2005 due primarily to a significant increase in net operating loss carryforwards and a net increase in temporary items arising from timing differences of costs for financial accounting and tax purposes.

14.	Defined contribution benefit plan
      The Company has adopted a 401(k) Plan (the 401(k) Plan) covering all qualified employees. Participants may contribute up to 25% of their annual compensation, subject to statutory limitations, and the Company may declare discretionary matching contributions to the 401(k) Plan. The Company’s matching contribution for the year ended December 31, 2003 totaled $2,000 and is fully vested. The Company did not match any contributions for the years ended December 31, 2005 and 2004.

15.	Subsequent Events
      On April 3, 2006, the Company announced the signing of a definitive merger agreement whereby EPIX will acquire Predix in a transaction valued at approximately $90 million, including the assumption of net debt at closing. In addition, Predix shareholders will be paid a possible milestone payment of $35 million in cash, stock or a combination of both based on the achievement of certain clinical or strategic milestones within a specified period of time.
      Under the terms of the agreement, which has been approved by the Boards of Directors of both EPIX and Predix, upon the effective time of the merger EPIX will issue to Predix stockholders shares of EPIX common stock such that Predix stockholders will own approximately 47% of the combined company’s shares outstanding, and EPIX stockholders will own approximately 53% of the combined company’s shares outstanding. Predix options and warrants outstanding at closing will also be assumed by EPIX. Predix’s stockholders and option and warrant holders will be entitled to a milestone payment of $35 million upon Predix’s achievement of certain clinical or strategic milestones. At the option of the directors of EPIX, the milestone payment may be paid in cash, stock or a combination of both. In no event will the shares of EPIX common stock issuable at the effective time of the merger, including the shares of EPIX common stock issuable upon exercise of Predix options and warrants assumed by EPIX in the merger, exceed 49.99% of the outstanding EPIX common stock immediately after the effective time of the merger. In addition, in no event may the milestone be paid in shares of EPIX common stock to the extent that such

PREDIX PHARMACEUTICALS HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
shares would exceed 49.99% of the outstanding shares of EPIX common stock immediately after such milestone payment, when combined with all shares of EPIX common stock issued in the merger and issuable upon exercise of all Predix options and warrants assumed by EPIX in the merger. The transaction will be structured as a tax-free exchange. The merger is subject to approval by both EPIX’s and Predix’s stockholders, regulatory approval and other closing conditions, and is expected to close by the end of July 2006. Predix stockholders holding approximately 40% of Predix’s voting shares have agreed to vote their shares in favor of the merger.
      Upon closing, Predix stockholders will have the right to receive 1.239411 shares of EPIX stock for each share of Predix common stock and preferred stock (on an as-converted basis) held by them at the closing of the transaction. In connection with the transaction, EPIX will issue approximately 23.275 million shares, including shares underlying Predix’s outstanding options and warrants.
      On March 31, 2006, the Company entered into a bridge financing agreement with certain of its shareholders. Under the terms of this financing, the Company issued notes totaling $9.5 million. The notes bear interest at 10% and are payable in one year. In connection with these notes, the Company issued 201,709 warrants to the note holders on a pro rata basis. If the EPIX merger closes before August 1, 2006, the warrants convert to 250,000 EPIX common shares on a pro rata basis and the principal and accrued interest become payable one month from the closing date. In the event the merger does not close the 201,709 warrants cancel, the coupon increases from 10% to 15% and the notes become convertible to Predix stock and the Company must issue new warrants to the note holders to increase the amount of warrants issued to such shareholder to equal 20% of the respective notes. On March 31, 2006, the Company issued $6.6 million of the notes and 139,636 of the warrants. The remaining notes and warrants were issued in April 2006.

ANNEX A
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
EPIX PHARMACEUTICALS, INC.,
EPIX DELAWARE, INC.
AND
PREDIX PHARMACEUTICALS HOLDINGS, INC.
Dated as of April 3, 2006

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Certificate of Merger
Exhibit C	Form of Predix Affiliate Agreement
Exhibit D	Form of Lockup Agreement
Exhibit E	Form of Opinion of Predix’s Counsel
Exhibit F	Form of Opinion of EPIX’s Counsel
Schedule 1	List of Predix Management for purpose of knowledge qualifiers
Schedule 2	List of Key Predix Employees under Section 2.15
Schedule 3	List of EPIX Management for purpose of knowledge qualifiers
Schedule 4	List of Key EPIX Employees under Section 3.20
Schedule 5	List of Predix Stockholders who are signatories to the Lockup Agreement
Schedule 6	Employees not entitled to severance payments and amount of severance payments
Schedule 7	List of Affiliate Stockholders for S-3 Registration Statement
Schedule 8	List of consents under Predix agreements to be obtained by Predix as a condition to closing
Schedule 9	Management
Predix Disclosure Schedule
EPIX Disclosure Schedule

AGREEMENT AND PLAN OF MERGER
      AGREEMENT AND PLAN OF MERGER, dated as of April 3, 2006 (the “Agreement”), among EPIX Pharmaceuticals, Inc., a Delaware corporation (“EPIX”), EPIX Delaware, Inc., a Delaware corporation and wholly-owned subsidiary of EPIX (“Merger Sub”), and Predix Pharmaceuticals Holdings, Inc., a Delaware corporation (“Predix”).
RECITALS:
      WHEREAS, the Boards of Directors of EPIX, Merger Sub and Predix have each determined that it is advisable and in the best interests of their respective stockholders for such parties to enter into a business combination upon the terms and subject to the conditions set forth herein;
      WHEREAS, in furtherance of such combination, the Boards of Directors of EPIX, Merger Sub and Predix have determined that it is in the best interests of their respective corporations and their stockholders to consummate the business combination transaction provided for herein in which Predix will, in accordance with the Delaware General Corporation Law (“Delaware Law”) and subject to the terms and conditions set forth herein, merge (the “Merger”) with and into Merger Sub, with Merger Sub referred to herein as the “Surviving Corporation” and becoming a wholly-owned subsidiary of EPIX;
      WHEREAS, pursuant to the Merger, EPIX will acquire all of the outstanding equity securities of Predix by way of merger of Predix with and into Merger Sub and EPIX will issue not more than 23,275,484 shares (subject to adjustment in accordance with Section 1.7(e) of the Agreement) of common stock, par value $.01 per share, of EPIX (the “EPIX Common Stock”), to Predix (and cash in lieu of fractional shares) in consideration for the Merger, with such shares to include approximately 3,022,225 shares of EPIX Common Stock subject to stock options and warrants of Predix outstanding on the date of this Agreement;
      WHEREAS, EPIX, Merger Sub and Predix intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code;
      WHEREAS, as a condition to the willingness of, and an inducement to EPIX to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, stockholders of Predix holding approximately forty percent (40%) of the voting shares of Predix are entering into a voting agreement in substantially the form of Exhibit A hereto (the “Voting Agreement”); and
      WHEREAS, EPIX, Merger Sub and Predix desire to make certain representations and warranties and other agreements in connection with the Merger and pursuant to the terms of this Agreement.
      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, EPIX, Merger Sub and Predix hereby agree as follows:
ARTICLE I
THE MERGER
      1.1.     THE MERGER.
      (a) Effective Time. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and Delaware Law, Predix shall be merged with and into Merger Sub, the separate corporate existence of Predix shall cease, and Merger Sub shall continue as the Surviving Corporation.
      (b) Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.1, and subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the Merger will take place as promptly as practicable (and in any event within two (2) business days) after satisfaction or waiver of the conditions set forth in Article VI, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One

Financial Center, Boston, Massachusetts 02111, unless another date, time or place is agreed to in writing by the parties hereto (the “Closing”).
      1.2.     EFFECTIVE TIME. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VI (and in any event within two (2) business days), the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”), in substantially the form of Exhibit B hereto, together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the time of such filing being the “Effective Time” and the date on which the Effective Time occurs shall be the “Effective Date”).
      1.3.     EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Predix shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Predix shall become the debts, liabilities, obligations and duties of the Surviving Corporation.
      1.4.     CERTIFICATE OF INCORPORATION; BYLAWS.
      (a) Certificate of Incorporation. The Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation.
      (b) Bylaws. The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.
      1.5.     DIRECTORS AND OFFICERS. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.
      1.6.     CONVERSION OF MERGER SUB COMMON STOCK. Each of the shares of the common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall become shares of the Surviving Corporation after the Merger and shall thereafter constitute all of the issued and outstanding shares of the Surviving Corporation.
      1.7.     EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and pursuant to the terms provided herein, and without any action on the part of EPIX, Predix or the holders of any of the following securities except as provided herein:

(a) Conversion of Predix Shares. Every Share (as defined in Section 1.17) issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares as defined in Section 1.14) shall be automatically converted into the right to receive 1.248509 shares (the “Exchange Ratio”) of validly issued, fully paid and non-assessable EPIX Common Stock (the “Initial Merger Consideration”).

(b) Cancellation. Each Share held in the treasury of Predix and each Share owned by EPIX or by any direct or indirect wholly-owned subsidiary of Predix or EPIX immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and retired without payment of any consideration therefor other than pursuant to the terms herein and cease to exist.

(c) Stock Options. All options to purchase Predix Common Stock then outstanding under Predix’s Amended and Restated 2003 Stock Incentive Plan (the “Predix 2003 Stock Plan”) and the

Physiome Sciences, Inc. 1997 Stock Option Plan (the “Physiome 1997 Stock Option Plan,” together with the Predix 2003 Stock Plan, the “Predix Stock Plans”) shall be assumed by EPIX in accordance with Section 5.5.

(d) Warrants. All warrants outstanding at the Effective Time to purchase Predix Common Stock or Predix Preferred Stock (collectively, the “Predix Warrants”), shall be assumed by EPIX in accordance with Section 5.5.

(e) Adjustments. If, after the date of this Agreement, (i) Predix grants additional options to purchase Predix Common Stock pursuant to Section 4.1(c) or (ii) EPIX issues additional shares of EPIX Common Stock before the Effective Time, the Exchange Ratio shall be adjusted to reflect fully the effect of the issuance of any such options to purchase Predix Common Stock or additional shares of EPIX Common Stock, as the case may be. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into EPIX Common Stock or Shares), reorganization, recapitalization or other like change with respect to EPIX Common Stock or Shares occurring after the date hereof and prior to the Effective Time. For the avoidance of doubt, the Exchange Ratio shall equal the quotient of (i) the sum of (A) the number of outstanding shares of EPIX Common Stock immediately prior to the Effective Time divided by .5001 minus (B) the number of outstanding shares of EPIX Common Stock immediately prior to the Effective Time, divided by (ii) the number of outstanding Shares and shares of Predix Common Stock or Predix Preferred Stock reserved for issuance upon the exercise of outstanding warrants and options, in each case, as of immediately prior to the Effective Time.

(f) Fractional Shares. No fraction of a share of EPIX Common Stock will be issued, but in lieu thereof each holder of Predix Common Stock and Predix Preferred Stock who would otherwise be entitled to a fraction of a share of EPIX Common Stock (after aggregating all fractional shares of EPIX Common Stock to be received by such holder) shall receive from EPIX an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the applicable price per share calculated in accordance with Section 1.7(a) based on the average closing price of a share of EPIX Common Stock on The NASDAQ National Market (the “NASDAQ”) over the five (5) trading days ending on the trading day prior to the Effective Time.

(g) Limitations. Notwithstanding anything contained in this Section 1.7, the aggregate number of shares of EPIX Common Stock issuable under this Section 1.7 (as a result of the conversion of the Shares and the exercise of the options and warrants, if any, to purchase Predix Common Stock or Predix Preferred Stock assumed by EPIX) shall in no event exceed forty-nine and ninety-nine hundredths percent (49.99%) of the outstanding shares of EPIX Common Stock immediately after the Effective Time.

      1.8.     MILESTONE PAYMENT. In addition to the shares of EPIX Common Stock to be issued pursuant to Section 1.7(a) hereof, EPIX shall make a milestone payment (the “Milestone Payment,” together with the Initial Merger Consideration, the “Merger Consideration”) as follows:

(a) Amount of Milestone Payment. The Milestone Payment shall equal $35,000,000.

(b) Timing of Milestone Payment. EPIX shall make the Milestone Payment on a date that is within ninety (90) days following the Achievement of the Milestone (the “Milestone Payment Date”); provided, that in no case shall the Milestone Payment Date occur before the Effective Time; and, further provided, that a portion of the Milestone Payment may be deferred in accordance with paragraph (d)(ii) below.

(c) Achievement of the Milestone. For purposes of this Agreement, the term “Achievement of the Milestone” shall mean EPIX’s determination (in accordance with Section 5.16), whether before or after the Effective Time, that either of the following occurs on or before June 30, 2008:

(i) Clinical Milestone — the occurrence of one of the following:

(A) Receipt of Positive Data from a randomized, placebo- or active comparator-controlled, double-blinded Phase II or Phase III clinical trial of PRX-00023 for the treatment of Generalized Anxiety Disorder, Depression, ADHD, or other neuropsychiatric disorder with at least 100 patients.

(B) Receipt of Positive Data from a randomized, placebo- or active comparator-controlled, double-blinded Phase II or Phase III clinical trial of PRX-03140 for the treatment of Alzheimer’s disease or other cognitive disorders with at least 60 patients.

(C) Receipt of Positive Data from a randomized, placebo- or active comparator-controlled, double-blinded Phase II or Phase III clinical trial of PRX-08066 for the treatment of Pulmonary Artery Hypertension, COPD or a different indication as selected by Predix or after the Effective Time by EPIX with at least 60 patients.

(D) Receipt of Positive Data from a randomized, placebo-or active comparator-controlled, double-blinded Phase II or Phase III clinical trial of PRX-07034 for the treatment of Obesity, Cognitive Disorders or a different indication as selected by Predix or after the Effective Time by EPIX with at least 60 patients.

The term “Positive Data” shall mean that PRX-00023, PRX-03140, PRX-08066 or PRX-07034, as the case may be, shall have demonstrated statistically significant final results (meaning a p-value of less than 0.05) against the primary endpoints of the clinical trial in question as set forth in the applicable protocols of such clinical trial.

(ii) Predix or the Surviving Corporation, entering into a strategic partnership for any drug candidate discovered or to be discovered by Predix that provides for the strategic partner to make upfront, milestone and research funding payments to Predix or the Surviving Corporation of greater than $50,000,000, $20,000,000 of which must be in Unrestricted Cash through (A) non-refundable license fees, (B) committed and non-refundable research funding payments; and/or (C) premiums paid in connection with an equity investment by the strategic partner upon entering into the strategic partnership or in less than sixty (60) days following entry into the strategic partnership. “Unrestricted Cash” for purposes of this Section 1.8(c)(ii) shall mean cash payments received by Predix or the Surviving Corporation by June 30, 2008 that may be used to fund Predix’s or the Surviving Corporation’s existing or planned research and development programs as of the Effective Time and reflected in Predix’s 2006 operating plan and budget provided to EPIX or the 2007 operating plan and budget approved by the Board of Directors of EPIX.

(d) Form and Value of Payment. The Milestone Payment shall be paid at the option of EPIX (determined in accordance with Section 5.16), either:

(i) in cash, additional shares of validly issued, fully paid and non-assessable EPIX Common Stock or any combination thereof. The number of shares of EPIX Common Stock, if any, to be issued in connection with this option shall equal (i) the amount of the Milestone Payment EPIX determines to pay in shares of EPIX Common Stock, divided by (ii) the amount that is equal to the average closing price of a share of EPIX Common Stock on the NASDAQ over the five (5) trading days ending on the trading day that is ten (10) days prior to the Milestone Payment Date; or

(ii) (x) $20,000,000 payable in accordance with paragraph (i) above on the Milestone Payment Date and (y) $15,000,000 (the “Deferred Amount”) payable on the date that is twelve (12) months thereafter (the “Deferred Payment Date”) in accordance with Section 1.8(e) below.

Notwithstanding the foregoing, the Milestone Payment paid to each holder of an option or warrant to purchase Predix Common Stock or Predix Preferred Stock at the Effective Time shall be made solely in cash and, provided, further that EPIX will not issue fractional shares of EPIX Common Stock pursuant to this Section 1.8, but will pay cash in lieu thereof.

(e) Deferred Payment. In the event that EPIX elects to pay the Milestone Payment pursuant to Section 1.8(d)(ii) above, the Deferred Amount shall be paid in shares of validly issued, fully paid and non-assessable EPIX Common Stock to the fullest extent permissible under Section 1.8(f) below, with any remaining balance paid in cash plus interest on such cash amount at an annual rate (using a 360-day year) of ten percent (10%) calculated from the Milestone Payment Date. The number of shares of EPIX Common Stock to be issued in connection with this Section 1.8(e) shall equal (i) the Deferred Amount, divided by (ii) seventy-five percent (75%) of the amount that is equal to the average closing price of a share of EPIX Common Stock on the NASDAQ over the thirty (30) trading days ending on the trading day that is ten (10) days prior to the Deferred Payment Date.

(f) Limitations. Notwithstanding anything else contained herein, in no event shall the aggregate number of shares of EPIX Common Stock that may be issued pursuant to this Section 1.8, when combined with the aggregate Initial Merger Consideration and shares of EPIX Common Stock issued or issuable as a result of the exercise of the options and warrants, if any, to purchase Predix Common Stock or Predix Preferred Stock assumed by EPIX, exceed forty-nine and ninety-nine hundredths percent (49.99%) of the outstanding shares of EPIX Common Stock immediately after such issuance.

(g) Allocation of Milestone Payment. The Milestone Payment shall be allocated and paid to each holder of record at the Effective Time of a Share, Predix Warrant or an option to purchase Predix Common Stock, in each case, pro rata based upon the percentage of the Initial Merger Consideration that such holder would have received pursuant to Section 1.7(a), assuming that for these purposes that each Predix Warrant and option to purchase Predix Common Stock or Predix Preferred Stock (whether or not vested) was exercised in full immediately prior to the Effective Time.
      1.9.     EXCHANGE OF CERTIFICATES.
      (a) Exchange Agent. EPIX shall make available or cause to be made available, to or for the account of a bank or trust company designated by EPIX (the “Exchange Agent”), in trust for the benefit of the holders of Predix Common Stock and Predix Preferred Stock, for exchange in accordance with Section 1.7 and this Section 1.9, through the Exchange Agent, (i) certificates evidencing the EPIX Common Stock issuable pursuant to this Agreement in exchange for outstanding Shares, and (ii) an amount of cash sufficient to permit the Exchange Agent to make necessary payments of cash in lieu of fractional shares of EPIX Common Stock in accordance with Section 1.7(f).
      (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, EPIX will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding Shares (the “Certificates”) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as EPIX may reasonably specify after review by Predix) and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing shares of EPIX Common Stock and, in lieu of any fractional shares thereof, cash. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefore: (A) certificates evidencing that number of whole shares of EPIX Common Stock which such holder has the right to receive in accordance with the Exchange Ratio, in respect of the Shares formerly evidenced by such Certificate, (B) the Milestone Payment, (C) any dividends or other distributions to which such holder is entitled pursuant to Section 1.7(e), and (D) cash in lieu of fractional shares of EPIX Common Stock to which such holder is entitled pursuant to Section 1.7(f), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which are not registered in the transfer records of Predix as of the Effective Time, EPIX Common Stock and cash may be issued and paid in accordance with this Article I to a transferee if the Certificate evidencing such Shares are presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 1.9(b) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Shares will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, if any, to evidence the right to receive the number of full shares of EPIX Common Stock into which such Shares shall have been so converted, the right to receive the Milestone Payment and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.7.
      (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time, with respect to EPIX Common Stock with a record date after the Effective Time, shall be paid to the holder of any unsurrendered Certificate until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of EPIX Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of EPIX Common Stock.
      (d) Transfers of Ownership. If any certificate for shares of EPIX Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to EPIX or any person designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of EPIX Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of EPIX or any agent designated by it that such tax has been paid or is not payable.
      (e) No Liability. Notwithstanding anything to the contrary in this Section 1.9, neither EPIX nor Predix shall be liable to any holder of Predix Common Stock, Predix Preferred Stock, options or warrants to purchase Predix Common Stock or Predix Preferred Stock at the Effective Time or EPIX Common Stock for any Merger Consideration (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
      (f) Withholding Rights. EPIX, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares, such amounts as EPIX, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by EPIX, the Surviving Corporation or the Exchange Agent.
      (g) Return of Merger Consideration to Surviving Corporation. Any portion of the Initial Merger Consideration that remains undistributed to the holders of Predix Common Stock or Predix Preferred Stock six (6) months after the Effective Time and any portion of the Milestone Payment that remains undistributed to the holders of EPIX Common Stock or options or warrants to purchase Predix Common Stock or Predix Preferred Stock assumed by EPIX pursuant to this Agreement six (6) months after the payment of the Milestone Payment (or termination of the Achievement of the Milestone), shall be delivered to the Surviving Corporation, upon demand, and any such holders of Predix Common Stock, Predix Preferred Stock, EPIX Common Stock and options or warrants to purchase Predix Common Stock or Predix Preferred Stock assumed by EPIX pursuant to this Agreement who have not theretofore complied with the provisions of this Article I shall thereafter look only to the Surviving Corporation for the Merger Consideration to which they are entitled hereunder.
      1.10.     STOCK TRANSFER BOOKS. At the Effective Time, the stock transfer books of Merger Sub and Predix shall be closed, and there shall be no further registration of transfers of Merger Sub common stock or Predix Common Stock or Predix Preferred Stock thereafter on the records of Merger Sub or Predix, respectively.
      1.11.     NO FURTHER OWNERSHIP RIGHTS IN PREDIX COMMON STOCK AND PREDIX PREFERRED STOCK. The portion of the Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.
      1.12.     LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of EPIX Common Stock as may be required pursuant to Section 1.7; provided, however, that EPIX may, in its sole discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against EPIX, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.
      1.13.     TAX CONSEQUENCES. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.
      1.14.     APPRAISAL RIGHTS. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time and held by a Predix stockholder who has not voted in favor of the Merger, consented thereto in writing or otherwise contractually waived their rights to appraisal and who has complied with all of the relevant provisions of Section 262 of the Delaware Law, (a “Dissenting Shareholder”) shall not be converted into the right to receive the Merger Consideration provided in Section 1.9(b) hereof unless and until such holder fails to perfect or effectively withdraws or otherwise loses such holder’s right to appraisal under Delaware Law. A Dissenting Shareholder may receive payment of the fair value of the Shares issued and outstanding immediately prior to the Effective Time and held by such Dissenting Shareholder (“Dissenting Shares”) in accordance with the provisions of Delaware Law, provided, that such Dissenting Shareholder complies with Section 262 of Delaware Law. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist and shall represent only the right to receive the fair value thereof in accordance with Delaware Law. If, after the Effective Time, any Dissenting Shareholder fails to perfect or effectively withdraws or otherwise loses such Dissenting Shareholder’s right to appraisal, such Dissenting Shareholder’s Dissenting Shares shall thereupon be treated as if they had been converted, as of the Effective Time, into the right to receive the Merger Consideration set forth in Section 1.9(b) hereof. Predix shall give EPIX (a) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served under Delaware Law and (b) the opportunity to participate in and direct all negotiations, proceedings or settlements with respect to demands for appraisal under Delaware Law. Predix shall not voluntarily make any payment with respect to any demands for appraisal and shall not, except with EPIX’s prior written consent, settle or offer to settle any such demands.
      1.15.     TAKING OF NECESSARY ACTION; FURTHER ACTION. Each of EPIX, Merger Sub and Predix in good faith will take all such commercially reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Predix, the officers and directors of Merger Sub and Predix are fully authorized in the name of the corporation or otherwise to take, and will take, all such lawful and necessary action.
      1.16.     MATERIAL ADVERSE EFFECT. When used in this Agreement with respect to EPIX or Predix as the case may be, the term “Material Adverse Effect” means any change or effect that, individually or when taken together with all other such changes or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), condition (financial or otherwise) or results of operations of EPIX or Predix and/or its subsidiaries, as the case may be.
      1.17.     SHARES. When used in this Agreement, the term “Shares” shall mean the Predix Common Stock and Predix Preferred Stock on the following basis: (i) with respect to the Predix Common Stock, one Share shall represent one share of Predix Common Stock and (ii) with respect to the Predix Preferred Stock, one Share shall represent 18 shares of Predix Preferred Stock.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF PREDIX
      Predix hereby represents and warrants to EPIX and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by Predix to EPIX (the “Predix Disclosure Schedule”). The Predix Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II. The inclusion of any information in the Predix Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Material Adverse Effect, or is outside the ordinary course of business. For purposes of this Agreement, the phrase “to the knowledge of Predix” or “its subsidiaries” or any phrase of similar import shall mean and be limited to the actual knowledge of the individuals set forth on Schedule 1 hereto.
      2.1.     ORGANIZATION OF PREDIX. Predix and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Predix. Predix has delivered or made available a true and correct copy of its and its subsidiaries’ Certificates of Incorporation and Bylaws, each as amended to date, to EPIX. Section 2.1 of the Predix Disclosure Schedule lists each subsidiary of Predix, including its jurisdiction of incorporation.
      2.2.     CAPITAL STRUCTURE. As of the date hereof, the authorized capital stock of Predix consists of 338,085,813 shares of Common Stock, par value $.01 per share (the “Predix Common Stock”), of which 1,044,059 shares are issued and outstanding and 275,298,740 shares of Preferred Stock, par value $.01 per share, of which 76,771,672 shares are designated Series AB Convertible Preferred Stock, par value $.01 per share (the “Series AB Preferred Stock”), of which 76,771,672 are issued and outstanding and such shares are convertible on an eighteen (18) shares for one (1) share basis into 4,265,060 shares of Predix Common Stock and 198,527,068 shares are designated Series C Convertible Preferred Stock, par value $.01 per share (the “Series C Preferred Stock,” together with the Series AB Preferred Stock, the “Predix Preferred Stock”), of which 196,431,820 are issued and outstanding and such shares are convertible on an eighteen (18) shares for one (1) share basis into 10,912,838 shares of Predix Common Stock. No shares of capital stock are held in Predix’s treasury. All outstanding shares of Predix Common Stock and Predix Preferred Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Predix or

any agreement or document to which Predix or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound, and were issued in compliance with all applicable federal and state securities laws. As of the date hereof, Predix has reserved an aggregate of 3,648,905 shares of Predix Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Predix 2003 Stock Plan under which options are outstanding for an aggregate of 2,202,498 shares, an aggregate of 4,482 shares of Predix Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Physiome 1997 Stock Option Plan under which options are outstanding for an aggregate of 4,482 shares and 213,687 shares of Predix Common Stock are reserved for issuance to holders of Predix Warrants upon their exercise. All shares of Predix Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Section 2.2 of the Predix Disclosure Schedule lists each holder of Predix Common Stock and Predix Preferred Stock, each outstanding option and warrant to acquire shares of Predix Common Stock or Predix Preferred Stock, as applicable, the name of the holder of such option or warrant, the number of shares subject to such option or warrant, the exercise price of such option or warrant, the number of shares as to which such option or warrant will have vested at such date, the vesting schedule and termination date of such option or warrant and whether the exercisability of such option or warrant will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, indicating the extent of acceleration, if any.
      2.3.     OBLIGATIONS WITH RESPECT TO CAPITAL STOCK. Except as set forth in Section 2.2 of the Predix Disclosure Schedule and except for the convertibility of the Predix Preferred Stock into Predix Common Stock, there are no equity securities of any class of Predix, or any securities exchangeable or convertible into or exercisable for such equity securities, authorized, issued, reserved for issuance or outstanding. Except for securities Predix or its subsidiaries owns, directly or indirectly through one or more subsidiaries, there are no equity securities of any class of any subsidiary of Predix or its subsidiaries or any security exchangeable or convertible into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2 of the Predix Disclosure Schedule, there are no options, warrants, equity securities, calls, rights (including preemptive rights), commitments or agreements of any character to which Predix or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound obligating Predix or its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or to repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock of Predix or its subsidiaries or obligating Predix or its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. Except as set forth in Section 2.2 of the Predix Disclosure Schedule, there are no registration rights and, to the knowledge of Predix and its subsidiaries, there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Predix or its subsidiaries.
      2.4.     AUTHORITY.
      (a) Predix has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Predix, subject only to the approval of the Merger by Predix’s stockholders as contemplated in Section 5.2 and to the filing and recordation of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Predix and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes the valid and binding obligation of Predix, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. Except as set forth in Section 2.4(a) of the Predix Disclosure Schedule, the execution and delivery of this Agreement does not, and the performance of this Agreement will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Predix, (ii) subject to obtaining the approval of the Merger by Predix’s stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Predix or its subsidiaries or by which its or its subsidiaries’ properties are bound or affected, or (iii) except as would not reasonably be expected to have a Material Adverse Effect and subject to obtaining the consents set forth in Section 2.4(a) of the Predix Disclosure Schedule, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Predix’s or its subsidiaries’ rights or alter the rights of obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Predix or its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Predix or any of its subsidiaries is a party or by which Predix or its subsidiaries or its or its subsidiaries’ properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on Predix. Section 2.4 of the Predix Disclosure Schedule lists all material consents, waivers and approvals under any of Predix’s or its subsidiaries’ agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.
      (b) No consent, approval, license, permit, registration, waiver, qualification, order or authorization, or registration, declaration or filing, with or of, as appropriate (“Approval”) of (i) any person or (ii) any Governmental Authority (as defined in Section 6.1(b) hereof) is required by or with respect to Predix or its subsidiaries in connection with the execution and delivery of this Agreement or any related agreements required to be executed by this Agreement or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of a Form S-4 Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) such Approvals as may be required under applicable federal and state securities laws and the laws of any foreign country including, without limitation, the HSR Act (as defined below), and (iv) such other Approvals which, if not obtained or made, would not have a Material Adverse Effect on Predix or would not have a material adverse effect on the ability of the parties hereto to consummate the Merger.
      2.5.     PREDIX FINANCIAL STATEMENTS.
      (a) The audited consolidated financial statements (including any related notes thereto) representing the financial condition of Predix and its subsidiaries as of December 31, 2005 (collectively, the “Predix Financials”) (x) complied, or will comply as to form in all material respects prior to the filing of the Registration Statement, with the published rules and regulations of the SEC with respect thereto, (y) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto, and (z) fairly presented the financial position of Predix as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated. The balance sheet of Predix as of December 31, 2005 is hereinafter referred to as the “Predix Balance Sheet.” Except as disclosed in the Predix Financials, Predix and its subsidiaries have no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Predix and its subsidiaries, except liabilities (i) provided for in the Predix Balance Sheet, or (ii) incurred since the date of the Predix Balance Sheet in the ordinary course of business consistent with either past practices in both type and amount.
      (b) Predix maintains adequate disclosure controls and procedures designed to ensure that material information relating to Predix, including its subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Predix by others within those entities. To Predix’s knowledge, there are no (i) significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Predix’s ability to record, process, summarize and report financial information and (ii) fraud, or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in Predix’s internal controls over financial reporting.
      (c) Predix maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
      2.6.     ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Predix Balance Sheet through the date of this Agreement, Predix and its subsidiaries have conducted their business only in the ordinary course of business consistent with past practice, and there has not been: (i) any event that has had, or that would be reasonably expected to result in, a Material Adverse Effect on Predix, (ii) any material change by Predix or any of its subsidiaries in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (iii) any revaluation or disposition by Predix or its subsidiaries of any of its assets having a Material Adverse Effect on Predix or (iv) any other action, event or occurrence that would have required the consent of EPIX pursuant to Section 4.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
      2.7.     TAXES. Predix and its subsidiaries have accurately prepared and timely filed or had prepared and timely filed on their behalf, all returns, declarations, reports, statements, information statements and other documents filed or required to be filed (“Predix Tax Returns”) with respect to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including, without limitation, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity concerning or attributable to Predix or its subsidiaries or to their operations (“Predix Taxes”), and all such Predix Tax Returns are true, complete and correct in all material respects. Copies of all such returns filed after January 1, 2003 have been delivered to EPIX.
      In addition:

(a) Predix and its subsidiaries: (i) have paid all Taxes they are obligated to pay as reflected on the Tax Returns or otherwise; and (ii) have withheld all federal, state, local and foreign Taxes required to be withheld with respect to their employees or otherwise.

(b) There is no Tax deficiency outstanding, proposed or assessed against Predix and its subsidiaries that is not accurately reflected as a liability on the Predix Balance Sheet, nor have Predix or its subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(c) Predix and its subsidiaries do not have any liability for unpaid Taxes that has not been properly accrued for under GAAP and reserved for on the Predix Balance Sheet, whether asserted or unasserted, contingent or otherwise.

(d) Predix and its subsidiaries are not a party to any agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor that, individually or collectively with any other such contracts, would reasonably be expected to give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162(m) of the Code (or any comparable provision of state or foreign tax laws).

(e) Predix and its subsidiaries are not, nor have ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar contract or agreement.
      2.8.     INTELLECTUAL PROPERTY.
      (a) Predix owns, or has the right to use, sell or license, and has the right to bring actions for the infringement of, all intellectual property utilized in its business as presently conducted or that of its subsidiaries, which intellectual property is listed on Section 2.8(a) of the Predix Disclosure Schedule (such intellectual property and the rights thereto are collectively referred to herein as the “Predix IP Rights”), except for any failure to own or have the right to use, sell or license that would not reasonably be expected to have a Material Adverse Effect on Predix.
      (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a breach of any instrument or agreement governing any Predix IP Rights (the “Predix IP Rights Agreements”), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Predix IP Rights or impair the right of Predix, its subsidiaries or the Surviving Corporation to use, sell or license any Predix IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination or impairment that would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Predix. Each of the Predix IP Rights Agreements is valid and binding on Predix or its subsidiaries and in full force and effect; (ii) Predix and its subsidiaries have not received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) Predix and its subsidiaries, and to the knowledge of Predix and its subsidiaries, any other party to such agreement, is not in breach or default thereof in any material respect.
      (c) (i) Neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Predix or its subsidiaries violates any license or agreement between Predix or its subsidiaries and any third party or, to the knowledge of Predix and its subsidiaries, infringes any intellectual property right of any other party; (ii) to the knowledge of Predix and its subsidiaries, no third party is infringing upon, or violating any license or agreement with Predix or its subsidiaries relating to any Predix IP Rights; and (iii) to the knowledge of Predix and its subsidiaries, there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Predix IP Rights, nor has Predix or any of its subsidiaries received any written notice asserting that any Predix IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party.
      (d) Predix and its subsidiaries have used reasonable efforts to maintain their material trade secrets in confidence, including entering into licenses and contracts that generally require licensees, contractors and other third persons with access to such trade secrets to keep such trade secrets confidential and have otherwise taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all Predix IP Rights.
      2.9.     COMPLIANCE; PERMITS; RESTRICTIONS.
      (a) Predix and its subsidiaries are not in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to them or by which their properties are bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Predix or any of its subsidiaries is a party or by which Predix or any of its subsidiaries or their properties are bound or affected, except for any conflicts, defaults or violations which would not reasonably be expected to have a Material Adverse Effect on Predix. No investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of Predix and its subsidiaries, threatened against Predix or its subsidiaries, nor has any governmental or regulatory body or authority indicated to Predix or its subsidiaries an intention to conduct the same.
      (b) Predix and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of the business of Predix and its subsidiaries (collectively, the “Predix Permits”). Predix and its subsidiaries are in compliance with the terms of the Predix Permits, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect on Predix. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Predix and its subsidiaries, threatened, which seeks to revoke or limit any Predix Permit. A true, complete and correct list of the material Predix Permits is set forth in Section 2.9(b) of the Predix Disclosure Schedule. The rights and benefits of each material Predix Permit will be available to the Surviving Corporation or its subsidiaries immediately after the Effective Time on terms substantially identical to those enjoyed by Predix and its subsidiaries immediately prior to the Effective Time.
      (c) All biological and drug products being manufactured, distributed, developed or tested by or on behalf of Predix or its subsidiaries (“Predix Pharmaceutical Products”) that are subject to the jurisdiction of the Food and Drug Administration (“FDA”) are being manufactured, labeled, stored, tested, distributed, and marketed in compliance in all material respects with all applicable requirements under the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act, their applicable implementing regulations, and all comparable state laws and regulations.
      (d) All clinical trials conducted by or on behalf of Predix or its subsidiaries are being conducted in material compliance with the applicable requirements of Good Clinical Practice, Informed Consent, and all applicable requirements relating to protection of human subjects contained in 21 CFR Parts 50, 54, and 56.
      (e) All manufacturing operations for Predix Pharmaceutical Products conducted by or for the benefit of Predix or its subsidiaries are being conducted in accordance, in all material respects, with the FDA’s current Good Manufacturing Practices for drug and biological products. In addition, Predix and its subsidiaries are in material compliance with all applicable registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 CFR Part 207 and all similar applicable laws and regulations.
      (f) Neither Predix or its subsidiaries, nor any representative of Predix or its subsidiaries, nor, to the knowledge of Predix or its subsidiaries, any of Predix’s or its subsidiaries’ licensees or assignees of Predix IP Rights has received any notice that the FDA or any other Governmental Authority has initiated, or threatened to initiate, any action to suspend any clinical trial, suspend or terminate any Investigational New Drug Application sponsored by Predix or its subsidiaries or otherwise restrict the preclinical research on or clinical study of any Predix Pharmaceutical Product or any biological or drug product being developed by any licensee or assignee of Predix IP Rights based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any Predix Pharmaceutical Product.
      (g) Neither Predix or its subsidiaries nor, to the knowledge of Predix or its subsidiaries, any of their officers, employees, agents or clinical investigators acting for Predix or its subsidiaries, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereof. Additionally, neither Predix or its subsidiaries, nor to the knowledge of Predix or its subsidiaries, any officer, key employee or agent of Predix or its subsidiaries has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335a or any similar state law or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar state law or regulation.
      (h) All animal studies or other preclinical tests performed as the basis for any regulatory approval required for the Predix Pharmaceutical Products (1) either (x) have been conducted in accordance, in all material respects, with applicable Good Laboratory Practice requirements contained in 21 CFR Part 58, or (y) were not required to be conducted in accordance with Good Laboratory Practice requirements contained in 21 CFR Part 58 and (2) have employed the procedures and controls generally used by qualified experts in animal or preclinical study of products comparable to those being developed by Predix or its subsidiaries.

      (i) Predix and its subsidiaries have made available to EPIX copies of any and all written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA, that indicate or suggest lack of compliance with the regulatory requirements of the FDA. Predix and its subsidiaries have made available to EPIX for review all correspondence to or from the FDA, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA, or prepared by the FDA or which bear in any way on Predix’s and its subsidiaries’ compliance with regulatory requirements of the FDA, or on the likelihood of timing of approval of any Predix Pharmaceutical Products.
      (j) There are no proceedings pending with respect to a violation by Predix or its subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other United States Governmental Authority.
      2.10.     LITIGATION. As of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Predix or its subsidiaries have received any written notice of assertion, nor, to the knowledge of Predix or its subsidiaries, is there any threatened action, suit, proceeding, claim for arbitration or investigation against Predix or its subsidiaries, which, if adversely determined, would have a Material Adverse Effect on Predix.
      2.11.     BROKERS’ AND FINDERS’ FEES. Other then Lehman Brothers Inc., Predix and its subsidiaries have not incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.
      2.12.     EMPLOYEE BENEFIT PLANS.
      (a) Section 2.12(a) of the Predix Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock or other security option, stock or other security purchase, stock or other security appreciation rights, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, insurance and other similar fringe or employee benefit plans, programs or arrangements, and any current or former employment or executive compensation or severance agreements, written or otherwise, which are currently sponsored, maintained, contributed to or entered into for the benefit of, or relating to, any present or former employee or director of Predix, or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with Predix within the meaning of Section 414 of the Code (an “ERISA Affiliate”), whether or not such plan is terminated (collectively, the “Predix Employee Plans”).
      (b) With respect to each Predix Employee Plan, Predix has provided to EPIX a true and complete copy of, to the extent applicable, (i) such Predix Employee Plan, (ii) the most recent annual reports (Form 5500) as filed with the United States Internal Revenue Service (the “IRS”), (iii) each trust agreement related to such Predix Employee Plan, (iv) the most recent summary plan description for each Predix Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto, (v) the most recent actuarial report relating to any Predix Employee Plan subject to Title IV of ERISA and (vi) the most recent IRS determination letter issued with respect to any Predix Employee Plan.
      (c) There are no actions or claims pending (other than routine claims for benefits), or to the knowledge of Predix threatened, against any Predix Employee Plan or against the assets of any Predix Employee Plan, nor are there any current, or to the knowledge of Predix threatened, encumbrances or liens on the assets of any Predix Employee Plan. Each Predix Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination for the IRS covering the provisions of the Tax Reform Act of 1986 and GUST stating that such Predix Employee Plan is so qualified and nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such plan. Each Predix Employee Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable law.
      (d) No Predix Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA, and neither Predix nor any ERISA Affiliate has ever maintained, contributed to or partially or fully withdrawn from any such plan. No Predix Employee Plan is a Multiemployer Plan or “single-employer plan under multiple controlled groups” as described in Section 4063 of ERISA, and neither Predix nor any ERISA Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Predix Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.
      (e) With respect to the employees and former employees of Predix, there are no employee post-retirement medical or health plans or agreements in effect, except as required by Section 4980B of the Code or similar state law.
      (f) Based on Predix’s good faith interpretation of the provisions of Section 409A of the Code and the guidance issued thereunder, any Predix Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in accordance with the requirements of Section 409A (including the Notices issued by the IRS thereunder).
      2.13.     ABSENCE OF LIENS AND ENCUMBRANCES; CONDITION OF EQUIPMENT. Predix and its subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties and assets, real, personal and mixed, necessary for use in their business, free and clear of any liens or encumbrances except as reflected in the Predix Financials and except for (a) liens for taxes not yet due and payable; (b) liens which secure a payment not yet due that arises, and is customarily discharged, in the ordinary course of Predix’s or its subsidiaries’ business; (c) liens relating to capitalized lease financings or purchase money financings that have been entered into in the ordinary course of business and (d) liens arising solely by the action of EPIX (collectively, “Permitted Liens”). Each of the material tangible assets is in a good state of maintenance and repair, and in good operating condition (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.
      2.14.     ENVIRONMENTAL MATTERS.
      (a) Hazardous Material. No underground storage tanks and no amount of any substance that has been designated by any Governmental Authority or by applicable federal, state or local law, to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a “Hazardous Material”), are present, as a result of the deliberate actions of Predix or its subsidiaries, or, to Predix’s and its subsidiaries’ knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Predix or any of its subsidiaries have at any time owned, operated, occupied or leased.
      (b) Hazardous Material Activities. Except as would not reasonably be expected to have a Material Adverse Effect on Predix, Predix and its subsidiaries have not transported, stored, used, manufactured, disposed of, released or exposed their employees or others to Hazardous Materials in violation of any law in effect on or before the date hereof, nor has Predix or its subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively, “Hazardous Material Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental

Authority in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.
      (c) Permits. Predix and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the “Predix Environmental Permits”) necessary for the conduct of Predix’s and its subsidiaries’ Hazardous Material Activities and other businesses of Predix and its subsidiaries as such activities and businesses are currently being conducted, except where the failure to so hold would not reasonably be expected to have a Material Adverse Effect on Predix.
      (d) Environmental Liabilities. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Predix or its subsidiaries, threatened concerning any Predix Environmental Permit, Hazardous Material or any Hazardous Material Activity of Predix or its subsidiaries. Neither Predix or its subsidiaries are aware of any fact or circumstance which could involve Predix or its subsidiaries in any environmental litigation or impose upon Predix or its subsidiaries any environmental liability.
      2.15.     LABOR MATTERS.
      (a) Section 2.15(a) of the Predix Disclosure Schedule sets forth a true, complete and correct list of all employees of Predix and its subsidiaries along with their position and actual annual rate of compensation. All employees have entered into nondisclosure and assignment of inventions agreements with Predix or its subsidiaries, true, complete and correct copies of which have previously been made available to EPIX. To the knowledge of Predix and its subsidiaries, no employee of Predix or its subsidiaries is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant (i) to Predix or its subsidiaries, or (ii) to a former employer relating to the right of any such employee to be employed because of the nature of the business conducted by Predix or its subsidiaries or to the use of trade secrets or proprietary information of others. No key employee or group of employees has threatened to terminate employment with Predix or its subsidiaries nor, to the knowledge of Predix or its subsidiaries (which, for purposes of this representation only, shall mean actual knowledge), has plans to terminate such employment. Key employees are listed in Schedule 2 hereto.
      (b) Neither Predix or any of its subsidiaries are parties to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.
      (c) Except as disclosed in Section 2.15(c) of the Predix Disclosure Schedule, neither Predix or any of its subsidiaries are parties to any written or oral: (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other transactions contemplated by this Agreement; (ii) agreement with any current or former employee of Predix or its subsidiaries providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $100,000 per annum; or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Merger.
      2.16.     AGREEMENTS, CONTRACTS AND COMMITMENTS. Predix and its subsidiaries are not parties to or bound by:

(a) except as described in Section 2.12(a) of the Predix Disclosure Schedule, any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(b) except as described in Section 2.12(a) of the Predix Disclosure Schedule, any employment or consulting agreement, contract or commitment with any officer or director level employee, not terminable by Predix or its subsidiaries on thirty (30) days notice without liability, except to the extent general principles of wrongful termination law may limit Predix’s or its subsidiaries’ ability to terminate employees at will;

(c) except as described in Section 2.12(a) of the Predix Disclosure Schedule, any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(d) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between Predix or its subsidiaries and any of their officers or directors;

(e) any agreement, contract or commitment containing any covenant limiting the freedom of Predix or its subsidiaries to engage in any line of business or compete with any person;

(f) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $25,000 and not cancelable without penalty;

(g) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(h) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $25,000;

(i) any joint marketing or development agreement;

(j) any distribution agreement (identifying any that contain exclusivity provisions); or

(k) any other agreement, contract or commitment (excluding real and personal property leases) which involve payment by Predix or its subsidiaries under any such agreement, contract or commitment of $25,000 or more in the aggregate.
Predix and its subsidiaries have not, nor to Predix’s or its subsidiaries’ knowledge has any other party to a Predix Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated, or defaulted under, any of the terms or conditions of, or terminated any of the agreements, contracts or commitments to which Predix or its subsidiaries are a party or by which they are bound of the type described in clauses (a) through (k) above (any such agreement, contract or commitment, a “Predix Contract”) in such manner as would permit any other party to cancel or terminate any such Predix Contract, or would permit any other party to seek damages which would reasonably be expected to have a Material Adverse Effect on Predix. As to Predix and its subsidiaries, each Predix Contract is valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.
      2.17.     CHANGE OF CONTROL PAYMENTS. Section 2.17 of the Predix Disclosure Schedule sets forth each plan or agreement pursuant to which any material amounts may become payable (whether currently or in the future) to current or former officers and directors of Predix or its subsidiaries as a result of or in connection with the Merger.
      2.18.     BOARD APPROVAL. The Board of Directors of Predix, as of the date of this Agreement, has (i) declared the advisability of the Merger and the Merger Agreement, and (ii) recommended that the stockholders of Predix approve this Agreement and the Merger.
      2.19.     BOOKS AND RECORDS. The minute books of Predix and its subsidiaries made available to counsel for EPIX are the only minute books of Predix and its subsidiaries and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Predix and its subsidiaries, as the case may be. The books and records of Predix and its subsidiaries accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Predix and its subsidiaries and have been maintained in accordance with good business and bookkeeping practices.
      2.20.     RESTRICTIONS ON BUSINESS ACTIVITIES. Other than as contemplated by this Agreement, there is no agreement, judgment, injunction, order or decree binding upon or otherwise applicable to Predix or its subsidiaries which has, or would reasonably be expected to have, the effect of prohibiting or materially impairing (i) any current business practice of Predix or its subsidiaries; or (ii) any acquisition of any person or property by Predix or its subsidiaries.
      2.21.     REAL PROPERTY LEASES. Section 2.21 of the Predix Disclosure Schedule sets forth all real property leases or subleases to or by Predix or its subsidiaries. Predix has delivered to EPIX true, complete and correct copies of the leases and subleases (as amended to date) listed in Section 2.21 of the Predix Disclosure Schedule. With respect to each lease and sublease listed in Section 2.21 of the Predix Disclosure Schedule:

(a) As to Predix or its subsidiaries, each lease or sublease is legal, valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity;

(b) Neither Predix or any of its subsidiaries are in breach or violation of, or default under, any such lease or sublease, and no event has occurred, is pending or, to the knowledge of Predix or its subsidiaries, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by Predix or its subsidiaries or, to the knowledge of Predix and its subsidiaries, any other party under such lease or sublease, except as would not reasonably be expected to have a Material Adverse Effect;

(c) Neither Predix or its subsidiaries have assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any lease or sublease; and

(d) there are no liens, easements, covenants or other restrictions applicable to the real property subject to such lease, except for Permitted Liens.
      2.22.     INSURANCE.
      (a) Section 2.22(a) of the Predix Disclosure Schedule sets forth each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which Predix or its subsidiaries are a party (the “Insurance Policies”). The Insurance Policies are in full force and effect, maintained with reputable companies against normal losses relating to the business, operations and properties and such other losses as companies engaged in similar business as Predix or its subsidiaries would, in accordance with good business practice, customarily insure. All premiums due and payable under the Insurance Policies have been paid on a timely basis and Predix and its subsidiaries are in compliance in all material respects with all other terms thereof. True, complete and correct copies of the Insurance Policies have been made available to EPIX.
      (b) There are no material claims pending as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and neither Predix or any of its subsidiaries have been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has Predix or its subsidiaries received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.
      (c) Predix has made available to EPIX accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Predix as of the date of this Agreement.

      2.23.     CERTAIN BUSINESS PRACTICES. Neither Predix or its subsidiaries nor, to the knowledge of Predix or its subsidiaries, any director, officer, employee or agent of Predix or its subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.
      2.24.     SUPPLIERS AND MANUFACTURERS; EFFECT OF TRANSACTION.
      (a) Section 2.24(a) of the Predix Disclosure Schedule sets forth a true, complete and correct list of each supplier and manufacturer that is the sole supplier or manufacturer of any material product or service to Predix or its subsidiaries. Since the Predix Balance Sheet Date, there has not been: (A) any materially adverse change in the business relationship of Predix or its subsidiaries with any supplier or manufacturer named in Section 2.24(a) of the Predix Disclosure Schedule; or (B) any change in any material term (including credit terms) of the sales agreements or related agreements with any supplier or manufacturer named in Section 2.24(a) of the Predix Disclosure Schedule.
      (b) To the knowledge of Predix and its subsidiaries, no creditor, supplier, employee, client, customer or other person having a material business relationship with Predix or its subsidiaries has informed Predix or its subsidiaries that such person intends to materially change its relationship with Predix or its subsidiaries because of the transactions contemplated by this Agreement or otherwise.
      2.25.     GOVERNMENT CONTRACTS. Predix and its subsidiaries have not been suspended or debarred from bidding on contracts with any Governmental Authority, and no such suspension or debarment has been initiated or threatened. The consummation of the Merger and other transactions contemplated by this Agreement will not result in any such suspension or debarment of Predix or its subsidiaries.
      2.26.     INTERESTED PARTY TRANSACTIONS. As of the date hereof, no affiliate of Predix or its subsidiaries (a) owns any property or right, tangible or intangible, which is used in the business of Predix or its subsidiaries, (b) has any claim or cause of action against Predix or its subsidiaries, or (c) owes any money to, or is owed any money by, Predix or its subsidiaries. Section 2.26 of the Predix Disclosure Schedule describes any material transactions or relationships between Predix and its subsidiaries and any affiliate thereof that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC.
      2.27.     VOTING REQUIREMENTS. The affirmative vote of the holders of a majority of the voting power of the outstanding Predix capital stock, on an as converted to common stock basis, the affirmative vote of the holders of at least sixty percent (60%) of the outstanding Predix Preferred Stock, voting together as a single class, and the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Series C Preferred Stock, voting as a separate class, are the only votes of the holders of any Predix capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby.
      2.28.     REGISTRATION STATEMENT; JOINT PROXY STATEMENT/ PROSPECTUS. The information to be supplied by Predix for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by Predix for inclusion in the joint proxy statement/ prospectus to be sent to the stockholders of Predix and EPIX in connection with the meeting of Predix’s stockholders to consider the approval of this Agreement and the Merger (the “Predix Stockholders’ Meeting”) and in connection with the meeting of EPIX’s stockholders to consider the approval of this Agreement, the Merger and the issuance of shares of EPIX Common Stock pursuant to the terms of the Merger (the “EPIX Stockholders’ Meeting”) (such joint proxy statement/ prospectus as amended or supplemented is referred to herein as the “Joint Proxy Statement”) shall not, on the date the Joint Proxy Statement is first mailed to EPIX’s stockholders, and at the time of the EPIX Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the EPIX Stockholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time, any event relating to Predix, its subsidiaries or any of their affiliates, officers or directors should be discovered by Predix or its subsidiaries which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Predix shall promptly inform EPIX of such event. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Predix makes no representation or warranty with respect to any information supplied by EPIX which is contained in any of the foregoing documents.
      2.29.     DISCLOSURE. None of the representations or warranties of Predix contained herein and none of the information contained in the Predix Disclosure Schedule is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein, in light of the circumstance in which they were made, not misleading in any material respect.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF EPIX AND MERGER SUB
      EPIX and Merger Sub hereby jointly and severally represent and warrant to Predix as follows, except as set forth in the EPIX SEC Reports (as defined in Section 3.6 below), or in the written disclosure schedule delivered by EPIX to Predix (the “EPIX Disclosure Schedule”). The EPIX Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article III. The inclusion of any information in the EPIX Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Material Adverse Effect, or is outside the ordinary course of business. For purposes of this Agreement, the phrase “to the knowledge of EPIX” or any phrase of similar import shall mean and be limited to the actual knowledge of the individuals set forth on Schedule 3 hereto.
      3.1.     ORGANIZATION OF EPIX AND MERGER SUB. Each of EPIX and Merger Sub (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has all requisite corporate power and authority to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and (c) is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on EPIX. Each of EPIX and Merger Sub has delivered or made available a true and correct copy of its respective Certificate of Incorporation and Bylaws, each as amended to date, as applicable, to Predix.
      3.2.     OWNERSHIP OF MERGER SUB; NO PRIOR ACTIVITIES. Merger Sub is a direct, wholly-owned subsidiary of EPIX and at the Effective Time will cease to exist pursuant to Section 1.1(a). Merger Sub was formed in connection with the transactions contemplated by this Agreement and has engaged in no business activity other than in connection with the transactions contemplated by this Agreement.
      3.3.     EPIX AND MERGER SUB CAPITAL STRUCTURE. The authorized capital stock of EPIX consists of 40,000,000 shares of EPIX Common Stock, of which there were 23,284,810 shares issued and outstanding as of February 28, 2006 and 1,000,000 shares of Preferred Stock, par value $.01 per share, none of which were issued and outstanding as of such date. All outstanding shares of the EPIX Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of EPIX or any agreement or document to which EPIX is a party or by which it is bound. As of February 28, 2006, EPIX had reserved an aggregate of 4,379,656 shares of EPIX Common Stock, net of exercises, for issuance to employees and consultants pursuant to the EPIX Amended and Restated 1992 Incentive Plan (the “EPIX 1992 Plan”) under which options were outstanding for an aggregate of 2,934,164 shares and an aggregate of 394,668 shares of EPIX Common Stock, net of exercises, for issuance to non-employee directors pursuant to the EPIX Amended and Restated 1996 Director Stock Option Plan (the “EPIX 1996 Plan,” together with the EPIX 1992 Plan, the “EPIX Stock Plans”) under which options were outstanding for an aggregate of 210,000 shares. As of February 28, 2006, EPIX had reserved an aggregate of 16,750 shares of EPIX Common Stock for issuance to employees pursuant to the EPIX Employee Stock Purchase Plan (the “EPIX ESPP”). All shares of the EPIX Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable.
      3.4.     OBLIGATIONS WITH RESPECT TO CAPITAL STOCK. Except as set forth in Section 3.3, there are no equity securities of any class of EPIX or Merger Sub, or any securities exchangeable or convertible into or exercisable for such equity securities, authorized, issued, reserved for issuance or outstanding. Except for securities EPIX or Merger Sub owns, directly or indirectly through one or more subsidiaries, there are no equity securities of any class of any subsidiary of EPIX or Merger Sub, respectively, or any security exchangeable or convertible into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 3.3 of this Agreement or Section 3.4 of the EPIX Disclosure Schedule, there are no options, warrants, equity securities, calls, rights (including preemptive rights), commitments or agreements or any character to which EPIX or any of its subsidiaries is a party or by which they are bound obligating EPIX or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock of EPIX or Merger Sub or obligating EPIX or Merger Sub to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. There are no registration rights and, to the knowledge of EPIX there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of EPIX or Merger Sub.
      3.5.     AUTHORITY.
      (a) Each of EPIX and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of EPIX and Merger Sub, subject only to the approval of the Merger by EPIX’s stockholders as contemplated in Section 5.2 and to the filing and recordation of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by EPIX and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes the valid and binding obligation of EPIX and Merger Sub, enforceable against such party in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by EPIX and Merger Sub does not, and the performance of this Agreement by EPIX and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of EPIX or Merger Sub, (ii) subject to obtaining the approval of the Merger by EPIX’s stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 3.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to EPIX or Merger Sub or by which its properties are bound or affected, or (iii) except as would not reasonably be expected to have a Material Adverse Effect and subject to obtaining the consents set forth in Section 3.5 of the EPIX Disclosure Schedule, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair EPIX’s or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of EPIX or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which EPIX or Merger Sub is a party or by which

EPIX or Merger Sub or each of its properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on EPIX. Section 3.5 of the EPIX Disclosure Schedule lists all material consents, waivers and approvals under any of EPIX’s or Merger Sub’s agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.
      (b) No Approval of any person or any Governmental Authority is required by or with respect to EPIX or Merger Sub in connection with the execution and delivery of this Agreement or any related agreements required to be executed by this Agreement or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Joint Proxy Statement with the SEC in accordance with the Exchange Act, (iv) EPIX’s filing of a Current Report on Form 8-K with the SEC, (v) the listing of the EPIX Common Stock issuable pursuant to this Agreement on the NASDAQ, (vi) such Approvals as may be required under applicable federal and state securities laws and the laws of any foreign country including, without limitation, the HSR Act, and (vii) such other Approvals which, if not obtained or made, would not have a Material Adverse Effect on EPIX or would not have a material adverse effect on the ability of the parties hereto to consummate the Merger.
      3.6.     EPIX FINANCIAL STATEMENTS.
      (a) EPIX has filed all forms, reports and documents required to be filed with the SEC since January 1, 2005 and all such required forms, reports and documents are referred to herein as the “EPIX SEC Reports.” As of their respective dates, the EPIX SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such EPIX SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the EPIX SEC Reports are accurate and complete and comply as to form and content with all applicable legal requirements.
      (b) The audited financial statements (including any related notes thereto) contained in the EPIX SEC Reports or delivered to Predix representing the balance sheet of EPIX at December 31, 2005 and the statements of operations, stockholders’ equity and cash flows for the three-year period then ended (the “EPIX Financials”), (x) complied with the published rules and regulations of the SEC with respect thereto, (y) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (z) fairly presented the results of its operations and cash flows for the periods indicated. The balance sheet of EPIX as of December 31, 2005 is hereinafter referred to as the “EPIX Balance Sheet.” Except as disclosed in the EPIX Financials, EPIX has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of EPIX except liabilities (i) provided for in the EPIX Balance Sheet, or (ii) incurred since the date of the EPIX Balance Sheet in the ordinary course of business consistent with past practices in both type and amount.
      (c) EPIX maintains adequate disclosure controls and procedures designed to ensure that material information relating to EPIX, is made known to the Chief Executive Officer and the Principal Accounting Officer of EPIX by others within that entity. To EPIX’s knowledge, there are no (i) significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect EPIX’s ability to record, process, summarize and report financial information and (ii) fraud, or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in EPIX’s internal controls over financial reporting.
      (d) EPIX maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
      3.7.     ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the EPIX Balance Sheet through the date of this Agreement, EPIX has conducted its business only in the ordinary course of business consistent with past practice, and there has not been: (i) any event that has had, or that would be reasonably expected to result in, a Material Adverse Effect on EPIX, (ii) any material change by EPIX in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (iii) any revaluation or disposition by EPIX of any of its assets having a Material Adverse Effect on EPIX or (iv) any other action, event or occurrence that would have required the consent of Predix pursuant to Section 4.3 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
      3.8.     TAXES. EPIX has accurately prepared and timely filed or had prepared and timely filed on its behalf all returns, declarations, reports, statements, information statements and other documents filed or required to be filed (“EPIX Tax Returns”) with respect to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including, without limitation, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity concerning or attributable to EPIX or to their operations (“EPIX Taxes”), and all such Tax Returns are true, complete and correct in all material respects. Copies of all such returns filed after January 1, 2003 have been delivered to Predix.
      In addition:

(a) EPIX: (i) have paid all Taxes they are obligated to pay as reflected on the Tax Returns or otherwise; and (ii) have withheld all federal, state, local and foreign Taxes required to be withheld with respect to their employees or otherwise.

(b) There is no Tax deficiency outstanding, proposed or assessed against EPIX and its subsidiaries that is not accurately reflected as a liability on the EPIX Balance Sheet, nor has EPIX executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(c) EPIX does not have any liability for unpaid Taxes that has not been properly accrued for under GAAP and reserved for on the EPIX Balance Sheet, whether asserted or unasserted, contingent or otherwise.

(d) EPIX is not a party to any agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor that, individually or collectively with any other such contracts, would reasonably be expected to give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162(m) of the Code (or any comparable provision of state or foreign tax laws).

(e) EPIX is not, nor has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar contract or agreement.

      3.9.     BROKERS’ AND FINDERS’ FEES. Other than Needham & Company, LLC and Chestnut Securities, Inc., EPIX has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.
      3.10.     BOARD APPROVAL. The Boards of Directors of EPIX and Merger Sub, as of the date of this Agreement, have approved this Agreement and the Merger. The Board of Directors of Merger Sub has declared the advisability of the Agreement and the Merger and recommended to the stockholders of Merger Sub to approve the Agreement and the Merger. The Board of Directors of EPIX has approved the issuance of the EPIX Common Stock in the Merger. The Board of Directors of EPIX has, as of the date of this Agreement, determined to recommend that the stockholders of EPIX approve this Agreement and the Merger and the issuance of the EPIX Common Stock in the Merger.
      3.11.     VALID ISSUANCE. The EPIX Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement, shall be validly issued, fully paid and non-assessable, and shall be issued in compliance with all federal and state securities laws.
      3.12.     VOTING REQUIREMENTS. The affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of EPIX is required to approve this Agreement, the Merger and the Issuance of the EPIX Common Stock as a result of the Merger. The affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of Merger Sub has approved the Merger.
      3.13.     FAIRNESS OPINION. The Board of Directors of EPIX has received the written opinion of Needham & Company, LLC, financial advisor to EPIX, dated March 30, 2006, to the effect that the consideration payable by EPIX in the Merger is fair to EPIX and its stockholders from a financial point of view.
      3.14.     INTELLECTUAL PROPERTY.
      (a) EPIX owns, or has the right to use, sell or license, and has the right to bring actions for the infringement of, all intellectual property utilized in its business as presently conducted, which intellectual property is listed on Section 3.14 of the EPIX Disclosure Schedule (such intellectual property and the rights thereto are collectively referred to herein as the “EPIX IP Rights”), except for any failure to own or have the right to use, sell or license that would not reasonably be expected to have a Material Adverse Effect on EPIX.
      (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a breach of any instrument or agreement governing any EPIX IP Rights (the “EPIX IP Rights Agreements”), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any EPIX IP Rights or impair the right of EPIX or the Surviving Corporation to use, sell or license any EPIX IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination or impairment that would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on EPIX. Each of the EPIX IP Rights Agreements (i) is valid and binding on EPIX and in full force and effect; (ii) EPIX has not received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) EPIX, and to the knowledge of EPIX, any other party to such agreement, is not in breach or default thereof in any material respect.
      (c) (i) Neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by EPIX violates any license or agreement between EPIX and any third party or, to the knowledge of EPIX, infringes any intellectual property right of any other party; (ii) to the knowledge of EPIX, no third party is infringing upon, or violating any license or agreement with EPIX relating to any EPIX IP Rights; and (iii) to the knowledge of EPIX, there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any EPIX IP Rights, nor has EPIX received any written notice asserting that any

EPIX IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party.
      (d) EPIX has used reasonable efforts to maintain its material trade secrets in confidence, including entering into licenses and contracts that generally require licensees, contractors and other third persons with access to such trade secrets to keep such trade secrets confidential and has otherwise taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all EPIX IP Rights.
      3.15.     COMPLIANCE; PERMITS; RESTRICTIONS.
      (a) EPIX is not in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to it or by which its properties are bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which EPIX is a party or by which EPIX or its properties are bound or affected, except for any conflicts, defaults or violations which would not reasonably be expected to have a Material Adverse Effect on EPIX. No investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of EPIX, threatened against EPIX, nor has any governmental or regulatory body or authority indicated to EPIX an intention to conduct the same.
      (b) EPIX holds all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of its business (collectively, the “EPIX Permits”). EPIX is in compliance with the terms of the EPIX Permits, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect on EPIX. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of EPIX, threatened, which seeks to revoke or limit any EPIX Permit. A true, complete and correct list of the material EPIX Permits is set forth in Section 3.15 of the EPIX Disclosure Schedule. The rights and benefits of each material EPIX Permit will be available to the Surviving Corporation or its subsidiaries immediately after the Effective Time on terms substantially identical to those enjoyed by EPIX immediately prior to the Effective Time.
      (c) All products being manufactured, distributed, developed or tested by or on behalf of EPIX (“EPIX Products”) that are subject to the jurisdiction of the FDA are being manufactured, labeled, stored, tested, distributed, and marketed in compliance in all material respects with all applicable requirements under the FDCA, the Public Health Service Act, their applicable implementing regulations, and all comparable state laws and regulations.
      (d) All clinical trials conducted by or on behalf of EPIX are being conducted in material compliance with the applicable requirements of Good Clinical Practice, Informed Consent, and all applicable requirements relating to protection of human subjects contained in 21 CFR Parts 50, 54, and 56.
      (e) All manufacturing operations for EPIX Products conducted by or for the benefit of EPIX are being conducted in accordance, in all material respects, with the FDA’s current Good Manufacturing Practices. In addition, EPIX is in material compliance with all applicable registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 CFR Part 207 and all similar applicable laws and regulations.
      (f) Neither EPIX, nor any representative of EPIX, nor, to the knowledge of EPIX, any of EPIX’s licensees or assignees of EPIX IP Rights has received any notice that the FDA or any other Governmental Authority has initiated, or threatened to initiate, any action to suspend any clinical trial sponsored by EPIX or otherwise restrict the preclinical research on or clinical study of any EPIX Product being developed by any licensee or assignee of EPIX IP Rights based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any EPIX Product.
      (g) Neither EPIX, nor, to the knowledge of EPIX, any of its officers, employees, agents or clinical investigators acting for EPIX has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to

“Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereof. Additionally, neither EPIX, nor, to the knowledge of EPIX, any of its officers, key employees or agents has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335a or any similar state law or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar state law or regulation.
      (h) All animal studies or other preclinical tests performed as the basis for any regulatory approval required for the EPIX Products (1) either (x) have been conducted in accordance, in all material respects, with applicable Good Laboratory Practice requirements contained in 21 CFR Part 58, or (y) were not required to be conducted in accordance with Good Laboratory Practice requirements contained in 21 CFR Part 58 and (2) have employed the procedures and controls generally used by qualified experts in animal or preclinical study of products comparable to those being developed by EPIX.
      (i) EPIX has made available to Predix copies of any and all written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA, that indicate or suggest lack of compliance with the regulatory requirements of the FDA. EPIX has made available to Predix for review all correspondence to or from the FDA, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA, or prepared by the FDA or which bear in any way on EPIX’s compliance with regulatory requirements of the FDA, or on the likelihood of timing of approval of any EPIX Products.
      (j) There are no proceedings pending with respect to a violation by EPIX of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other United States Governmental Authority.
      3.16.     LITIGATION. Except as described in Section 3.16 of the EPIX Disclosure Schedule, as of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which EPIX has received any written notice of assertion, nor, to the knowledge of EPIX, is there any threatened action, suit, proceeding, claim for arbitration or investigation against EPIX, which, if adversely determined, would have a Material Adverse Effect on EPIX.
      3.17.     EMPLOYEE BENEFIT PLANS.
      (a) Section 3.17 of the EPIX Disclosure Schedule lists all written and describes all non-written employee benefit plans of ERISA and all bonus, stock or other security option, stock or other security purchase, stock or other security appreciation rights, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, insurance and other similar fringe or employee benefit plans, programs or arrangements, and any current or former employment or executive compensation or severance agreements, written or otherwise, which are currently sponsored, maintained, contributed to or entered into for the benefit of, or relating to, any present or former employee or director of EPIX, or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with Predix within the meaning of Section 414 of the Code (an “ERISA Affiliate”), whether or not such plan is terminated (collectively, the “EPIX Employee Plans”).
      (b) With respect to each EPIX Employee Plan, EPIX has provided to Predix a true and complete copy of, to the extent applicable, (i) such EPIX Employee Plan, (ii) the most recent annual reports (Form 5500) as filed with the IRS, (iii) each trust agreement related to such EPIX Employee Plan, (iv) the most recent summary plan description for each EPIX Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto, (v) the most recent actuarial report relating to any EPIX Employee Plan subject to Title IV of ERISA and (vi) the most recent IRS determination letter issued with respect to any EPIX Employee Plan.

      (c) There are no actions or claims pending (other than routine claims for benefits), or to the knowledge of EPIX threatened, against any EPIX Employee Plan or against the assets of any EPIX Employee Plan, nor are there any current, or to the knowledge of EPIX threatened, encumbrances or liens on the assets of any EPIX Employee Plan. Each EPIX Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination for the IRS covering the provisions of the Tax Reform Act of 1986 and GUST stating that such EPIX Employee Plan is so qualified and nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such plan. Each EPIX Employee Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable law.
      (d) No EPIX Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA, and neither EPIX nor any ERISA Affiliate has ever maintained, contributed to or partially or fully withdrawn from any such plan. No EPIX Employee Plan is a Multiemployer Plan or “single-employer plan under multiple controlled groups” as described in Section 4063 of ERISA, and neither EPIX nor any ERISA Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Predix Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.
      (e) With respect to the employees and former employees of EPIX, there are no employee post-retirement medical or health plans or agreements in effect, except as required by Section 4980B of the Code or similar state law.
      (f) Based on EPIX’s good faith interpretation of the provisions of Section 409A of the Code and the guidance issued thereunder, any EPIX Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in accordance with the requirements of Section 409A (including the Notices issued by the IRS thereunder).
      3.18.     ABSENCE OF LIENS AND ENCUMBRANCES; CONDITION OF EQUIPMENT. EPIX has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties and assets, real, personal and mixed, necessary for use in its business, free and clear of any liens or encumbrances except as reflected in the EPIX Financials and except for (a) liens for taxes not yet due and payable; (b) liens which secure a payment not yet due that arises, and is customarily discharged, in the ordinary course of EPIX’s business; (c) liens relating to capitalized lease financings or purchase money financings that have been entered into in the ordinary course of business and (d) liens arising solely by the action of Predix (collectively, “Permitted Liens”). Each of the material tangible assets is in a good state of maintenance and repair, and in good operating condition (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.
      3.19.     ENVIRONMENTAL MATTERS.
      (a) Hazardous Material. No underground storage tanks and no amount of any Hazardous Materials are present, as a result of the deliberate actions of EPIX, or, to EPIX’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that EPIX has at any time owned, operated, occupied or leased.
      (b) Hazardous Material Activities. Except as would not reasonably be expected to have a Material Adverse Effect on EPIX, EPIX has not engaged in any Hazardous Material Activities in violation of any rule, regulation, treaty or statute promulgated by any Governmental Authority in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.
      (c) Permits. EPIX currently holds all environmental approvals, permits, licenses, clearances and consents (the “EPIX Environmental Permits”) necessary for the conduct of EPIX’s Hazardous Material Activities and other businesses of EPIX as such activities and businesses are currently being conducted, except where the failure to so hold would not reasonably be expected to have a Material Adverse Effect on EPIX.

      (d) Environmental Liabilities. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of EPIX, threatened concerning any EPIX Environmental Permit, Hazardous Material or any Hazardous Material Activity of EPIX.
      3.20.     LABOR MATTERS.
      (a) Section 3.20 of the EPIX Disclosure Schedule sets forth a true, complete and correct list of all employees of EPIX along with their position and actual annual rate of compensation. All employees have entered into nondisclosure and assignment of inventions agreements with EPIX, true, complete and correct copies of which have previously been made available to Predix. To the knowledge of EPIX, no employee of EPIX is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant (i) to EPIX, or (ii) to a former employer relating to the right of any such employee to be employed because of the nature of the business conducted by EPIX or to the use of trade secrets or proprietary information of others. No key employee or group of employees has threatened to terminate employment with EPIX nor, to the knowledge of EPIX (which, for purposes of this representation only, shall mean actual knowledge), has plans to terminate such employment. Key employees are listed in Schedule 4 hereto.
      (b) EPIX is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.
      (c) Except as disclosed in Section 3.20 of the EPIX Disclosure Schedule, EPIX is not a party to any written or oral: (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other transactions contemplated by this Agreement; (ii) agreement with any current or former employee of EPIX providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $100,000 per annum; or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Merger.
      3.21.     AGREEMENTS, CONTRACTS AND COMMITMENTS. EPIX is not a party to or bound by:

(a) except as described in Section 3.17 of the EPIX Disclosure Schedule, any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(b) except as described in Section 3.17 of the EPIX Disclosure Schedule, any employment or consulting agreement, contract or commitment with any officer or director level employee, not terminable by EPIX on thirty (30) days notice without liability, except to the extent general principles of wrongful termination law may limit EPIX’s ability to terminate employees at will;

(c) except as described in Section 3.17 of the EPIX Disclosure Schedule, any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(d) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between EPIX and any of their officers or directors;

(e) any agreement, contract or commitment containing any covenant limiting the freedom of EPIX to engage in any line of business or compete with any person;

(f) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $25,000 and not cancelable without penalty;

(g) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(h) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $25,000;

(i) any joint marketing or development agreement;

(j) any distribution agreement (identifying any that contain exclusivity provisions); or

(k) any other agreement, contract or commitment (excluding real and personal property leases) which involve payment by EPIX under any such agreement, contract or commitment of $25,000 or more in the aggregate.
EPIX has not, nor to EPIX’s knowledge has any other party to an EPIX Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated, or defaulted under, any of the terms or conditions of, or terminated any of the agreements, contracts or commitments to which EPIX is a party or by which they are bound of the type described in clauses (a) through (k) above (any such agreement, contract or commitment, a “EPIX Contract”) in such manner as would permit any other party to cancel or terminate any such EPIX Contract, or would permit any other party to seek damages which would reasonably be expected to have a Material Adverse Effect on EPIX. As to EPIX, each EPIX Contract is valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.
      3.22.     SEVERANCE PAYMENTS. Section 3.22 of the EPIX Disclosure Schedule sets forth each plan or agreement pursuant to which any material amounts may become payable (whether currently or in the future) to current or former officers and directors of EPIX as a result of or in connection with the Merger.
      3.23.     BOOKS AND RECORDS. The minute books of EPIX made available to counsel for Predix are the only minute books of EPIX and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of EPIX. The books and records of EPIX accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of EPIX and have been maintained in accordance with good business and bookkeeping practices.
      3.24.     RESTRICTIONS ON BUSINESS ACTIVITIES. Other than as contemplated by this Agreement, there is no agreement, judgment, injunction, order or decree binding upon or otherwise applicable to EPIX which has, or would reasonably be expected to have, the effect of prohibiting or materially impairing (i) any current business practice of EPIX; or (ii) any acquisition of any person or property by EPIX.
      3.25.     REAL PROPERTY LEASES. Section 3.25 of the EPIX Disclosure Schedule sets forth all real property leases or subleases to or by EPIX. EPIX has delivered to Predix true, complete and correct copies of the leases and subleases (as amended to date) listed in Section 3.25 of the EPIX Disclosure Schedule. With respect to each lease and sublease listed in Section 3.25 of the EPIX Disclosure Schedule:

(a) As to EPIX, each lease or sublease is legal, valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity;

(b) EPIX is not in breach or violation of, or default under, any such lease or sublease, and no event has occurred, is pending or, to the knowledge of EPIX, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by EPIX or, to the knowledge of EPIX, any other party under such lease or sublease, except as would not reasonably be expected to have a Material Adverse Effect;

(c) EPIX has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any lease or sublease; and

(d) there are no liens, easements, covenants or other restrictions applicable to the real property subject to such lease, except for Permitted Liens.
      3.26.     INSURANCE.
      (a) Section 3.26(a) of the EPIX Disclosure Schedule sets forth each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which EPIX is a party (the “EPIX Insurance Policies”). The EPIX Insurance Policies are in full force and effect, maintained with reputable companies against normal losses relating to the business, operations and properties and such other losses as companies engaged in similar business as EPIX would, in accordance with good business practice, customarily insure. All premiums due and payable under the EPIX Insurance Policies have been paid on a timely basis and EPIX is in compliance in all material respects with all other terms thereof. True, complete and correct copies of the EPIX Insurance Policies have been made available to Predix.
      (b) There are no material claims pending as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and EPIX has not been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has EPIX received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.
      (c) EPIX has made available to Predix accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by EPIX as of the date of this Agreement.
      3.27.     CERTAIN BUSINESS PRACTICES. Neither EPIX nor, to the knowledge of EPIX, any director, officer, employee or agent of EPIX has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.
      3.28.     SUPPLIERS AND MANUFACTURERS; EFFECT OF TRANSACTION.
      (a) Section 3.28 of the EPIX Disclosure Schedule sets forth a true, complete and correct list of each supplier and manufacturer that is the sole supplier or manufacturer of any material product or service to EPIX. Since the EPIX Balance Sheet Date, there has not been: (A) any materially adverse change in the business relationship of EPIX with any supplier or manufacturer named in the EPIX Disclosure Schedule; or (B) any change in any material term (including credit terms) of the sales agreements or related agreements with any supplier or manufacturer named in Section 3.28 of the EPIX Disclosure Schedule.
      (b) To the knowledge of EPIX, no creditor, supplier, employee, client, customer or other person having a material business relationship with EPIX has informed EPIX that such person intends to materially change its relationship with EPIX because of the transactions contemplated by this Agreement or otherwise.
      3.29.     GOVERNMENT CONTRACTS. EPIX has not been suspended or debarred from bidding on contracts with any Governmental Authority, and no such suspension or debarment has been initiated or threatened. The consummation of the Merger and other transactions contemplated by this Agreement will not result in any such suspension or debarment of EPIX.
      3.30.     INTERESTED PARTY TRANSACTIONS. As of the date hereof, no affiliate of EPIX (a) owns any property or right, tangible or intangible, which is used in the business of EPIX, (b) has any claim or cause of action against EPIX, or (c) owes any money to, or is owed any money by, EPIX. Except as set forth in the EPIX SEC Documents, since the date of EPIX’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by EPIX pursuant to Item 404 of Regulation S-K promulgated by the SEC.
      3.31.     REGISTRATION STATEMENT; JOINT PROXY STATEMENT/ PROSPECTUS. The Registration Statement shall not at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Registration Statement shall, as of the time it becomes effective under the Securities Act be prepared in accordance with the requirements of the Securities Act and the rules and regulations of the SEC thereunder applicable thereto. The information in the Joint Proxy Statement shall not, on the date the Joint Proxy Statement is first mailed to Predix’s stockholders, and at the time of the Predix Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Predix Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respect with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to EPIX or any of its affiliates, officers or directors should be discovered by EPIX which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, EPIX shall promptly inform Predix, and EPIX shall promptly commence preparation of such amendment or supplement in accordance with Section 5.01. Notwithstanding the foregoing, EPIX makes no representation or warranty with respect to any information supplied by Predix and its subsidiaries which is contained in any of the foregoing documents.
      3.32.     DISCLOSURE. None of the representations or warranties of EPIX contained herein and none of the information contained in the EPIX Disclosure Schedule is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein, in light of the circumstance in which they were made, not misleading in any material respect.
ARTICLE IV
CONDUCT OF BUSINESS PENDING THE MERGER
      4.1.     CONDUCT OF BUSINESS BY PREDIX. Predix covenants and agrees that between the date hereof and the earlier of a termination of this Agreement in accordance with its terms or the Effective Time, Predix shall not, and shall not permit each of its subsidiaries to, conduct its business other than in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, Predix shall, and shall cause each of its subsidiaries to, (i) continue its research and development, clinical investigation and activities relating to the Predix IP Rights in accordance with past practice; (ii) use its commercially reasonable efforts to (A) preserve intact its business organization, (B) keep available to EPIX the services of its officers, employees and consultants, (C) continue in full force and effect without material modification all existing policies or binders of insurance currently maintained in respect of Predix or its subsidiaries and their business and (D) preserve its current relationships with its clinical investigators, suppliers, manufacturers and other persons with which it has significant business relationships; and (iii) not modify, amend, renew or replace, without providing prior notice to EPIX and receiving EPIX’s prior written approval, any agreements set forth in Section 4.1 of the Predix Disclosure Schedule. In addition, except as set forth in Section 4.1 of the Predix Disclosure Schedule or as may be reasonably necessary to result in an Achievement of the Milestone pursuant to Section 1.8(c)(ii), without the prior written consent of EPIX, Predix shall not, and shall not permit any of its subsidiaries to, do any of the following:

(a) amend or otherwise change its Certificate of Incorporation or Bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;

(b) sell, pledge, dispose of or encumber any assets (except for (i) sales of assets in the ordinary course of business and (ii) dispositions of obsolete or worthless assets);

(c) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for (i) the issuance of options or shares of Predix Common Stock issuable pursuant to employee stock options under the Predix Stock Plans or the Predix Warrants, as the case may be, which in the case of Predix Warrants are outstanding on the date hereof and (ii) actions taken by Predix or its subsidiaries in furtherance of the Merger or the other transactions contemplated hereby, as to which actions Predix or its subsidiaries shall first consult with and obtain written approval from EPIX);

(d) accelerate, amend or change the period of exercisability of options granted under the Predix Stock Plans or the Predix Warrants, as the case may be, or authorize cash payments in exchange for (i) any options granted under the Predix Stock Plans or (ii) the Predix Warrants, except as contemplated by this Agreement;

(e) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly-owned subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities, or propose to do any of the foregoing (except for (A) the repurchase of shares of restricted stock under, and in accordance with the terms of, the applicable restricted stock agreements, if Predix or its subsidiaries have notified EPIX in writing at least five (5) business days prior to any such repurchase and included in such notification is a description of the circumstances giving rise to, and permitting, such repurchase and (B) transactions in furtherance of the Merger or the other transactions contemplated hereby, as to which actions Predix or its subsidiaries shall first consult with and obtain written approval from EPIX);

(f) sell, transfer, license, sublicense or otherwise dispose of any Predix IP Rights, or amend or modify any existing agreements with respect to any Predix IP Rights;

(g) (i) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances in excess of $100,000 except in the ordinary course of business consistent with past practice; (iii) enter into or amend any material contract or agreement and any Predix Contract other than in the ordinary course of business; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole (except pursuant to a capital expenditure budget approved in writing by both parties); or (v) enter into or amend any contract, agreement, commitment or arrangement and any Predix Contract to effect any of the matters prohibited by this Section 4.1(g);

(h) increase the compensation payable or to become payable to its officers, employees or consultants, except for increases in salary or wages of employees who are not officers in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis) or other employee, or establish, adopt, enter into or amend any employee benefit plan, provided, that Predix and its subsidiaries may provide their officers and employees retention bonuses to retain such officer’s or employee’s services through the Effective Time, valued at not more than twenty percent (20%) of such officer’s or employee’s yearly base salary as of the date hereof, payable in cash, stock or an option to purchase stock that becomes payable or vests on or after the Effective Time, if Predix or its subsidiaries have notified EPIX in writing at least five (5) business days prior to granting any such retention bonus and included in such notification is a description of the circumstances giving rise to such retention bonus, provided, further, that the aggregate value of all retention bonuses granted by Predix shall not exceed $350,000;

(i) take any action, other than as required by GAAP, to change accounting policies or procedures;

(j) make any material tax election inconsistent with past practices or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax;

(k) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in its financial statements, or incurred in the ordinary course of business and consistent with past practice;

(l) enter into any material partnership arrangements, joint development agreements, strategic alliances or collaborations;

(m) except as may be required by law, take any action to terminate or amend any of the Predix Employee Plans other than in connection with the Merger; or

(n) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (m) above, or any action which would make any of the representations or warranties of Predix contained in this Agreement untrue or incorrect or prevent Predix from performing or cause Predix not to perform its covenants hereunder or result in any of the conditions to the Merger set forth herein not being satisfied.

If Predix or its subsidiaries wish to obtain the consent of EPIX to take actions for which prior consent is required pursuant to this Section 4.1, Predix shall request such consent in writing by telecopy to the attention of the Chief Executive Officer of EPIX. A consent signed by either such officer shall be deemed sufficient for purposes hereof. In addition, if EPIX receives such a request but does not respond in writing (which may include an e-mailed response) to such request within five (5) business days after the date the request is telecopied, EPIX shall be deemed to have consented to the requested action for all purposes of this Agreement.

      4.2.     MUTUAL NON-SOLICITATION
      (a) Without the prior written consent of the other party, neither Predix and its subsidiaries nor EPIX shall directly or indirectly through any officer, director, employee, representative or agent, solicit, encourage, have negotiations with respect to (including by way of furnishing information) or take any action that could reasonably be expected to result in the initiation or submission of any inquiries, proposals or offers regarding, or approve, endorse or recommend, any acquisition, merger, take-over bid, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”); provided, however, that (A) prior to the adoption and approval of this Agreement by the stockholders of EPIX, EPIX may furnish nonpublic information regarding EPIX to any third party in response to an EPIX Superior Offer (as defined below) that is submitted to EPIX by such third party (and not withdrawn) if: (i) EPIX shall not have breached this Section 4.2; (ii) the EPIX Board of Directors reasonably concludes in good faith, after having received the advice of its outside legal counsel, that not taking such actions would be inconsistent with the Board of Directors’ fiduciary duties under applicable law; (iii) EPIX complies with the provisions of this Section 4.2; and (iv) EPIX receives from such third party an executed confidentiality agreement containing provisions at least as favorable to EPIX as those contained in the Confidentiality Agreement (as defined in Section 5.3(b) hereof), and (B) prior to the adoption and approval of this Agreement by the stockholders of Predix, Predix may furnish nonpublic information regarding Predix to any third party in response to a Predix Superior Offer (as defined below) that is submitted to Predix by such third-party (and not withdrawn) if: (i) Predix shall not have breached this Section 4.2; (ii) the Predix Board of Directors reasonably concludes in good faith, after having received the advice of its outside legal counsel, that taking such actions is required in order for the Board of Directors of Predix to comply with its fiduciary obligations to Predix’s stockholders under applicable law; (iii) Predix complies with the provisions of this Section 4.2; and (iv) Predix receives from such third-party an executed confidentiality agreement containing provisions at least as favorable to Predix as those contained in the Confidentiality Agreement (as defined in Section 5.3(b) hereof). “EPIX Superior Offer” shall mean an unsolicited bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the party in a single transaction or series of related transactions that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the board of directors of EPIX determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and financial advisor: (x) is more favorable, from a financial point of view, to EPIX’s stockholders than the terms of the Merger; and (y) is reasonably capable of being consummated. “Predix Superior Offer” shall mean an unsolicited bona fide written offer by a third party to enter into a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer, or sale, lease, exchange transfer, license, acquisition or disposition of assets, or other similar transaction that would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Predix capital stock or all, or substantially all, of the assets of Predix and its subsidiaries on a consolidated basis, and that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Board of Directors of Predix determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and financial advisor: (x) is more favorable, from a financial point of view, to Predix’s stockholders than the terms of the Merger; (y) is not conditioned upon obtaining additional financing or any regulatory approvals, or subject to any additional conditions beyond those contemplated by this Agreement; and (z) is reasonably capable of being consummated.
      (b) Both Predix (and its subsidiaries) and EPIX shall immediately notify the other after receipt of any Acquisition Proposal or any request for nonpublic information relating to it or its subsidiaries in connection with an Acquisition Proposal or for access to its properties, books or records by any person or entity that informs its Board of Directors that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.
      (c) Both Predix (and its subsidiaries) and EPIX shall immediately cease and cause to be terminated any existing discussions or negotiations with any other parties conducted heretofore with respect to any acquisition, merger, take-over bid, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions. Predix and EPIX agree not (and Predix shall not permit its subsidiaries), to release any third party from any confidentiality or standstill agreement to which it (or its subsidiaries) is a party.
      (d) Notwithstanding anything to the contrary contained in this Agreement, (i) the obligation of EPIX to call, give notice of, convene and hold the EPIX Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to EPIX of any EPIX Superior Offer with respect to it, and (ii) the obligation of Predix to call, give notice of, convene and hold the Predix Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to Predix of any Predix Superior Offer with respect to it.
      (e) Both Predix (and its subsidiaries) and EPIX shall ensure that the officers, directors and employees and any investment banker or other retained advisor or representative are aware of the restrictions described in this Section, and shall be responsible for any breach of this Section 4.2 by such officers, directors, employees, bankers, advisors and representatives.

      4.3.     CONDUCT OF BUSINESS BY EPIX. EPIX covenants and agrees that between the date hereof and the earlier of a termination of this Agreement in accordance with its terms or the Effective Time, EPIX shall not conduct its business other than in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, EPIX shall (i) continue its research and development, clinical investigation and activities relating to the EPIX IP Rights in accordance with past practice; (ii) use its commercially reasonable efforts to (A) preserve intact its business organization, (B) keep available to Predix the services of its officers, employees and consultants, (C) continue in full force and effect without material modification all existing policies or binders of insurance currently maintained in respect of EPIX and its business and (D) preserve its current relationships with its clinical investigators, suppliers, manufacturers and other persons with which it has significant business relationships; and (iii) not modify, amend, renew or replace, without providing prior notice to Predix and receiving Predix’s prior written approval, any agreements set forth in Section 4.3 of the EPIX Disclosure Schedule. In addition, except as provided in Section 4.3 of the EPIX Disclosure Schedule, without the prior written consent of Predix, EPIX shall not do any of the following:

(a) amend or otherwise change its Certificate of Incorporation or By-Laws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise (other than the appointment of up to two (2) additional members of the Board of Directors);

(b) sell, pledge, dispose of or encumber any assets (except for (i) sales of assets in the ordinary course of business and (ii) dispositions of obsolete or worthless assets);

(c) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for (i) the issuance of shares of EPIX Common Stock issuable pursuant to the exercise of employee stock options outstanding on the date of this Agreement under the EPIX Stock Plans or pursuant to purchase rights under the EPIX ESPP, and (ii) actions taken by EPIX in furtherance of the Merger or the other transactions contemplated hereby, as to which actions EPIX shall first consult with and obtain written approval from Predix);

(d) accelerate, amend or change the period of exercisability of options granted under the EPIX Stock Plans or authorize cash payments in exchange for any options granted under the EPIX Stock Plans except as contemplated by this Agreement;

(e) (i) declare, set aside, make or pay any dividend or other distribution (whether in case, stock or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, any of its securities, or propose to do any of the foregoing (except for (A) the repurchase of shares of restricted stock under, and in accordance with the terms of, the applicable restricted stock agreements, if EPIX has notified Predix in writing at least five (5) business days prior to any such repurchase and included in such notification is a description of the circumstances giving rise to, and permitting, such repurchase and (B) transactions in furtherance of the Merger or the other transactions contemplated hereby, as to which actions EPIX shall first consult with and obtain written approval from Predix);

(f) sell, transfer, license, sublicense or otherwise dispose of any EPIX IP Rights, or amend or modify any existing agreements with respect to any EPIX IP Rights;

(g) (i) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances in excess of $100,000 except in the ordinary course of business consistent with past practice;

(iii) enter into or amend any material contract or agreement other than in the ordinary course of business; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole (except pursuant to a capital expenditure budget approved in writing by both parties); or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.3(g);

(h) increase the compensation payable or to become payable to its officers, employees or consultants, except for increases in salary or wages of employees who are not officers in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis) or other employee, or establish, adopt, enter into or amend any employee benefit plan, provided, that EPIX may provide its officers and employees retention bonuses to retain such officer’s or employee’s services through the Effective Time, valued at not more than twenty percent (20%) of such officer’s or employee’s yearly base salary as of the date hereof, payable in cash, stock or an option to purchase stock that becomes payable or vests on or after the Effective Time, if EPIX has notified Predix in writing at least five (5) business days prior to granting any such retention bonus, provided, further, that the aggregate value of all retention bonuses granted by EPIX shall not exceed $350,000;

(i) take any action, other than as required by GAAP, to change accounting policies or procedures;

(j) make any material tax election inconsistent with past practices or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax;

(k) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in its financial statements, or incurred in the ordinary course of business and consistent with past practice;

(l) enter into any material partnership arrangements, joint development agreements, strategic alliances or collaborations;

(m) except as may be required by law, take any action to terminate or amend any of EPIX’s employee benefit plans (as defined in Section 3(3) of ERISA) other than in connection with the Merger; or

(n) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.3(a) through (m), or any action which would make any of the representations or warranties of EPIX contained in this Agreement untrue or incorrect or prevent EPIX from performing or cause EPIX not to perform its covenants hereunder or result in any of the conditions to the Merger set forth herein not being satisfied.

If EPIX wishes to obtain the consent of Predix to take actions for which prior consent is required pursuant to this Section 4.3, it shall request such consent in writing by telecopy to the attention of the Chief Executive Officer and the Chief Financial Officer of Predix. A consent signed by such officer shall be deemed sufficient for purposes hereof. In addition, if Predix receives such a request but does not respond in writing (which may include an e-mailed response) to such request within five (5) business days after the date the request is telecopied, Predix shall be deemed to have consented to the requested action for all purposes of this Agreement.

ARTICLE V
ADDITIONAL AGREEMENTS
      5.1.     JOINT PROXY STATEMENT/ PROSPECTUS; REGISTRATION STATEMENT; OTHER. As promptly as practicable after the execution of this Agreement, EPIX and Predix will cooperate to prepare and file the Joint Proxy Statement with the SEC, and EPIX will prepare and file with the SEC the Registration Statement in which the Joint Proxy Statement will be included as a prospectus. Each of EPIX and Predix will respond to any comments of the SEC and will use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and will cause the Joint Proxy Statement to be mailed to its stockholders at the earliest practicable time. As promptly as practicable after the execution of this Agreement, EPIX and Predix will prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal or state securities laws relating to the Merger and the transactions contemplated by this Agreement, (collectively, the “Other Filings”). Predix will cooperate with all reasonable requests of EPIX in connection with the preparation, filing and response to comments on the Registration Statement, Joint Proxy Statement and Other Filings. Each party will notify the other party promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other governmental officials for amendments or supplements to the Registration Statement, the Joint Proxy Statement or any Other Filing or for additional information and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Registration Statement, the Joint Proxy Statement, the Merger or any Other Filing. The Joint Proxy Statement, the Registration Statement and the Other Filings will comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Joint Proxy Statement, the Registration Statement or any Other Filing, EPIX or Predix, as the case may be, will promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of EPIX and Predix, such amendment or supplement. The Joint Proxy Statement will also include the recommendations of (i) the Board of Directors of EPIX in favor of approval of this Agreement, the Merger and the issuance of shares of EPIX Common Stock in the Merger (except that the Board of Directors of EPIX may withdraw, modify or refrain from making such recommendation if the EPIX Board of Directors reasonably concludes in good faith, after having received the advice of its outside legal counsel, that not taking such actions would be inconsistent with the Board of Directors’ fiduciary duties under applicable law) and (ii) the Board of Directors of Predix in favor of approval of this Agreement and the Merger, provided, however, that the Board of Directors of Predix may withdraw, modify or refrain from making such recommendation only if: (1) Predix has received an unsolicited bona fide written Predix Superior Offer, (2) Predix has notified EPIX, at least seven (7) days in advance of the date upon which it intends to withdraw or effect a change in its recommendation to Predix’s stockholders specifying the material terms and conditions of such Predix Superior Offer and furnishing to EPIX complete and unredacted copies of any relevant proposed transaction term sheets, letters of intent or agreements with the party making such Predix Superior Offer and any other material documents received by it or its representatives, (3) Predix, prior to effecting such a withdrawal or change in recommendation, has negotiated, and has caused its financial and legal advisors to negotiate with EPIX i n good faith for ten (10) days to make such adjustments in the terms and conditions of this Agreement such that such Predix Superior Offer would no longer constitute a Predix Superior Offer, (4) Predix’s Board of Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations, and has concluded in good faith, based upon consultation with its financial advisors and with Predix’s outside legal counsel, that such proposal for a Predix Superior Offer remains a Predix Superior Offer even after giving effect to the adjustments proposed during such negotiations with EPIX, and (5) the Predix Board of Directors reasonably concludes in good faith, after having received the advice of its outside legal counsel, that taking such actions is required in order for the Board of Directors of Predix to comply with its fiduciary obligations to Predix’s stockholders under applicable law.

      5.2.     MEETINGS OF STOCKHOLDERS. Promptly after the date hereof, Predix will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Predix Stockholders’ Meeting to consider the approval of this Agreement and the Merger as promptly as practicable, and in any event within twenty (20) days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement and the Merger. Promptly after the date hereof, EPIX will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the EPIX Stockholders’ Meeting to be held as promptly as practicable, and in any event within twenty (20) days after the declaration of effectiveness of the Registration Statement, for the purpose of (i) voting upon this Agreement and the Merger and (ii) the issuance of shares of EPIX Common Stock by virtue of the Merger. EPIX and Predix will each use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the foregoing proposals and to take all other action necessary or advisable to secure the vote or consent of their respective stockholders required by the rules of the SEC, the National Association of Securities Dealers, Inc. or Delaware Law, as applicable, to obtain such approvals, except, (i) in the case of EPIX, if the Board of Directors of EPIX reasonably concludes in good faith, after having received the advice of its outside legal counsel, that taking such actions would be inconsistent with the Board of Directors’ fiduciary duties under applicable law, and (ii) in the case of Predix, Predix has taken the actions set forth in the last sentence of Section 5.1. EPIX may also include proposals for the ratification of its independent auditors and election of directors for approval at the EPIX stockholder meeting, and other matters as may be mutually agreed upon by EPIX and Predix.
      5.3.     ACCESS TO INFORMATION; CONFIDENTIALITY.
      (a) Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject, Predix and EPIX shall each afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period prior to the Effective Time, to all its and its subsidiaries’ properties, books, contracts, commitments and records and, during such period, Predix and EPIX each shall furnish promptly to the other all information concerning its and its subsidiaries’ business, properties and personnel as such other party may reasonably request, and each shall make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other’s business, properties and personnel as either party may reasonably request.
      (b) Each party shall keep such information confidential in accordance with the terms of the confidentiality agreement dated October 28, 2005 (the “Confidentiality Agreement”) between EPIX and Predix. This Section 5.3(b) shall survive the termination of this Agreement.
      5.4.     CONSENTS; APPROVALS. Merger Sub, Predix and its subsidiaries and EPIX shall each use their commercially reasonable efforts to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all United States and foreign governmental and regulatory rulings and approvals), and each party shall make all filings (including, without limitation, all filings with United States and foreign governmental or regulatory agencies) required in connection with the authorization, execution and delivery of this Agreement by each respective party and the consummation by them of the transactions contemplated hereby. Predix and EPIX shall furnish all information required to be included in the Joint Proxy Statement and the Registration Statement, or for any application or other filing to be made pursuant to the rules and regulations of any United States, or foreign governmental body in connection with the transactions contemplated by this Agreement. As soon as practicable following the date hereof, EPIX and Predix and its subsidiaries will each use its commercially reasonable efforts to obtain all material consents, waivers and approvals under any of its or its subsidiaries’ agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the Merger and the other transactions contemplated herein. In addition, Merger Sub, Predix and its subsidiaries and EPIX shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any Governmental Authority with respect to the Merger and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, Merger Sub, Predix and EPIX shall, promptly after the date of this Agreement, prepare and file, if any, (i) the notification and report any forms required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (ii) as promptly as practicable thereafter respond in compliance with any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Authority in connection with antitrust or competition matters. Each of EPIX and Predix will notify the other promptly upon receipt of (i) any comments from any officials of any Governmental Authority in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Authority for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any legal requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 5.4, EPIX or Predix, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment of supplement. EPIX and Predix agree that the costs and expenses incurred by each party in connection with complying with this Section 5.4 with respect to seeking and obtaining approval of the transactions contemplated by this Agreement under the HSR Act shall be borne by EPIX. For purposes of this Agreement, “Governmental Authority” shall mean any governmental or administrative agency, authority, department, commission, instrumentality, board, bureau, court or arbitration tribunal of the United States, any domestic state, locality or any foreign country, and any political subdivision or agency thereof, and includes any authority having governmental or quasi-governmental powers, including any administrative agency or commission, and any Self-Regulatory Organization, as defined in Section 3(a)(26) of the Exchange Act.
      5.5.     STOCK OPTIONS AND WARRANTS.
      (a) At the Effective Time, Predix’s obligations with respect to each outstanding option to purchase shares of Predix Common Stock (each, a “Predix Option” and collectively, the “Predix Options”) under the Predix Stock Plans, whether vested or unvested, will be assumed by EPIX. Each Predix Option so assumed by EPIX under this Agreement shall be subject to substantially the same terms and conditions set forth in the Predix Stock Plans (which plans shall be adopted upon substantially the same terms and conditions by EPIX) or agreement pursuant to which such Predix Option was issued as in effect immediately prior to the Effective Time, except as follows (A) (i) such Predix Option will be exercisable for that number of shares of EPIX Common Stock equal to the product of the number of shares of Predix Common Stock that were purchasable under such Predix Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of EPIX Common Stock, and (ii) the per share exercise price for the shares of EPIX Common Stock issuable upon exercise of such assumed Predix Option will be equal to the quotient determined by dividing the exercise price per share of Predix Common Stock at which such Predix Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent and (B) each Predix Option shall entitle the holder thereof at the Effective Time the right to receive in cash such holder’s pro rata portion of the Milestone Payment in accordance with Section 1.8. Following the Effective Time, EPIX will send to the holders of the assumed Predix Options a written notice setting forth (i) the number of shares of EPIX Common Stock that are subject to such assumed Predix Option, and (ii) the exercise price per share of EPIX Common Stock issuable upon exercise of such assumed Predix Option. In addition, EPIX shall file with the SEC, no later than ninety (90) days after the Effective Time, a registration statement on Form S-8 registering the exercise of any Predix Options issued under the Predix Stock Plans assumed by EPIX pursuant to this Section 5.5 (to the extent the exercise of such options is eligible to be registered using a Form S-8 registration statement).
      (b) EPIX and Predix shall take all action that may be reasonably necessary to effectuate the provisions of this Section 5.5. The Predix Options assumed by EPIX shall retain their existing vesting schedules following the Effective Time.

      (c) It is the intention of the parties that Predix Options assumed by EPIX qualify following the Effective Time as incentive stock options as defined in the Code (“ISO’s”) to the extent such Predix Options qualified as ISO’s prior to the Effective Time.
      (d) At the Effective Time, Predix’s obligations with respect to each Predix Warrant will be assumed by EPIX. Each Predix Warrant so assumed by EPIX under this Agreement shall be subject to substantially the same terms and conditions set forth in the warrant or agreement pursuant to which such Predix Warrant was issued as in effect immediately prior to the Effective Time, except as follows (A) (i) such Predix Warrant will be exercisable for that number of shares of EPIX Common Stock equal to the product of the number of shares of Predix Common Stock that were purchasable under such Predix Warrant immediately prior to the Effective Time, or in the case of a Predix Warrant exercisable for Predix Preferred Stock that number of shares of Predix Common Stock the Predix Preferred Stock issuable upon exercise of such Predix Warrant was convertible into immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of EPIX Common Stock, and (ii) the per share exercise price for the shares of EPIX Common Stock issuable upon exercise of such PURCHASE Warrant will be equal to the quotient determined by dividing the exercise price per share of Predix Common Stock or Predix Preferred Stock, as the case may be, at which such Predix Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent and (B) each Predix Warrant shall entitle the holder thereof at the Effective Time the right to receive in cash such holder’s pro rata portion of the Milestone Payment in accordance with Section 1.8.
      (e) EPIX will reserve sufficient shares of EPIX Common Stock for issuance under this Section 5.5.
      5.6.     PREDIX AFFILIATE AGREEMENTS. Set forth in Section 5.6 of the Predix Disclosure Schedule is a list of those persons who may be deemed to be, in Predix’s reasonable judgment, affiliates of Predix within the meaning of Rule 145 promulgated under the Securities Act (a “Predix Affiliate”). Predix will provide EPIX with such information and documents as EPIX reasonably requests for purposes of reviewing such list. Predix will use its commercially reasonable efforts to deliver or cause to be delivered to EPIX prior to the Effective Time from each Predix Affiliate an executed affiliate agreement in substantially the form of Exhibit C hereto (the “Predix Affiliate Agreement”), each of which will be in full force and effect as of the Effective Time. EPIX will be entitled to place appropriate legends on the certificate evidencing any EPIX Common Stock to be received by a Predix Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the EPIX Common Stock, consistent with the terms of the Predix Affiliate Agreement.
      5.7.     LOCKUP AGREEMENTS. Each member of Predix’s management, each of Predix’s directors, the Chairman of the Board of Directors of EPIX and each Predix stockholder set forth on Schedule 5 hereto shall execute a lockup agreement, in substantially the form of Exhibit D hereto (the “Lockup Agreement”), each of which will be in full force and effect as of the Effective Time. EPIX will be entitled to place appropriate legends on the certificate evidencing any EPIX Common Stock to be received by the persons and entities set forth on Schedule 5 hereto and to issue appropriate stop-transfer instructions to the transfer agent for the EPIX Common Stock, consistent with the terms of the Lockup Agreement.
      5.8.     INDEMNIFICATION AND INSURANCE.
      (a) From and after the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of Predix which exist prior to the date hereof to indemnify Predix’s present and former directors, officers, employees and their heirs, executors and assigns. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to indemnification and elimination of liability for monetary damages set forth in Predix’s Certificate of Incorporation and Bylaws on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of Predix, unless such modification is required by law and then only to the minimum extent required by such law.

      (b) After the Effective Time the Surviving Corporation will, to the fullest extent permitted under applicable law or under the Surviving Corporation’s Certificate of Incorporation or Bylaws, indemnify and hold harmless, each present and former director, officer or employee of Predix and his or her heirs, executors and assigns (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by this Agreement or otherwise pertaining to any action or omission in his or her capacity as a director, officer, employee or agent of Predix occurring prior to the Effective Time to the same extent as provided in Predix’s Certificate of Incorporation and Bylaws or any applicable contract or agreement as in effect on the date hereof and disclosed on Section 5.8(b) of the Predix Disclosure Schedule, in each case for a period of six (6) years after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) and subject to the specific terms of any indemnification contract, (i) any counsel retained by the Indemnified Parties for any period after the Effective Time will be reasonably satisfactory to the Surviving Corporation, (ii) after the Effective Time, the Surviving Corporation will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and (iii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation will not be liable for any settlement effected without its prior written consent (which consent will not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm to represent them in each applicable jurisdiction with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case each Indemnified Party which respect to whom such a conflict exists (or group of such Indemnified Parties who among them have no such conflict) may retain one separate law firm in each applicable jurisdiction.
      (c) Predix shall use commercially reasonable efforts, after consultation with EPIX, to negotiate and secure a “tail” on its existing Directors, Officers and Company Liability insurance policies for a period of six (6) years, at a total cost not to exceed $25,000 per year of coverage, which cost shall be paid by EPIX.
      (d) From and after the Effective Time, EPIX shall unconditionally guarantee the timely payment of all funds owing by, and the timely performance of all other obligations of, the Surviving Corporation under this Section 5.8 if requested to do so by the Surviving Corporation and if legally permitted to do so.
      (e) This Section 5.8 will survive any termination of this Agreement and the consummation of the Merger at the Effective Time, is intended to benefit Predix, the Surviving Corporation and the Indemnified Parties, and will be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the Indemnified Parties.
      (f) Nothing contained in this Section 5.8 is intended to limit in any manner and at any time rights that any Indemnified Party may have under and in accordance with all provisions of Predix’s Certificate of Incorporation and Bylaws, which rights shall survive the Effective Time and shall be binding on the Surviving Corporation and all successors and assigns of the Surviving Corporation, in accordance with their respective terms.
      5.9.     NOTIFICATION OF CERTAIN MATTERS.
      (a) Predix shall give prompt notice to EPIX, and EPIX shall give prompt notice to Predix, of (i) the occurrence, or non-occurrence, of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate, and (ii) any failure of Predix or EPIX, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided, further, that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 6.2(a) and (b) and 6.3(a) and (b) unless the failure to give such notice results in material prejudice to the other party.
      (b) Each of Predix and EPIX shall give prompt notice to the other of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or other transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the Merger or other transactions contemplated by this Agreement; (iii) any litigation relating to or involving or otherwise affecting Predix, its subsidiaries or EPIX that relates to the Merger or other transactions contemplated by this Agreement; (iv) the occurrence of a default or event that, with notice or lapse of time or both, is reasonably likely to become a default under a Predix Contract; and (v) any change that would be considered reasonably likely to result in a Material Adverse Effect, or is likely to impair in any material respect the ability of either Predix or EPIX to consummate the transactions contemplated by this Agreement.
      5.10.     FURTHER ACTION. Upon the terms and subject to the conditions hereof, each of the parties hereto in good faith shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement.
      5.11.     PUBLIC ANNOUNCEMENTS. EPIX and Predix shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other parties, which shall not be unreasonably withheld or delayed; provided, however, that, on the advice of legal counsel, EPIX may comply with any SEC requirements under the Securities Act or Exchange Act which requires any public disclosure, without the consent of Predix.
      5.12.     LISTING OF EPIX COMMON STOCK. EPIX shall use its reasonable best efforts to cause the shares of EPIX Common Stock to be issued in the Merger to be approved for listing on the NASDAQ prior to the Effective Time.
      5.13.     CONVEYANCE TAXES. EPIX and Predix shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time. EPIX shall pay all such taxes and fees.
      5.14.     TAX-FREE REORGANIZATION. Notwithstanding anything herein to the contrary, each of Merger Sub, EPIX and Predix shall use reasonable best efforts to cause the Merger to qualify, and will not take any actions, or fail to take any action, which could reasonably be expected to prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code. Merger Sub shall, and shall cause the Surviving Corporation and EPIX to, report, to the extent required by the Code or the regulations thereunder, the Merger for United States federal income tax purposes as a reorganization within the meaning of Section of 368(a) of the Code. EPIX and Predix will each make available to the other party and their respective legal counsel copies of all returns requested by the other party.
      5.15.     BOARD OF DIRECTORS AND OFFICERS OF EPIX. The Board of Directors of EPIX shall cause EPIX’s Board of Directors, immediately after the Effective Time, to consist of no more than nine persons, and with respect to such Board of Directors: (i) to appoint four Predix nominees, which shall include Frederick Frank, Michael Kauffman, M.D., Ph.D., Patrick J. Fortune, Ph.D. and Ian F. Smith, (the “Predix Nominees”), (ii) to appoint five EPIX nominees, which may include EPIX’s directors immediately prior to the Effective Time. In addition, EPIX shall cause the Chief Executive Officer of Predix immediately prior to the Effective Time to be the Chief Executive Officer of EPIX immediately after the Effective Time pursuant to an employment agreement upon mutually agreeable terms and conditions.
      5.16.     ACTIONS BY EPIX AND MERGER SUB. From and after the Effective Time, all action necessary in connection with the implementation of this Agreement on behalf of EPIX and Merger Sub or the settlement of any dispute, including, without limitation, with regard to matters pertaining to the indemnification provisions of this Agreement and all additional action as is contemplated to be taken by or on behalf of the EPIX and Merger Sub by the terms of this Agreement, including the determination of whether there is an Achievement of the Milestone pursuant to Section 1.8(c) and whether to make the Milestone Payment in cash, shares of EPIX Common Stock or a combination thereof pursuant to Section 1.8(d), shall be taken only with the approval or upon the direction of a majority of the members of the Board of Directors of EPIX that are not Predix Nominees or were not members of the Board of Directors of Predix before the Effective Time.
      5.17.     EMPLOYEE BENEFITS; SEVERANCE PAYMENTS. If at any time between the Effective Time and the twelve (12) month anniversary of the Effective Time, EPIX, the Surviving Corporation or their subsidiaries causes a Continuing Employee (as defined in Schedule 6 hereto) (other than those employees specifically listed as ineligible individuals on Schedule 6 hereto) to suffer an Adverse Event (as defined in Schedule 6 hereto), such Continuing Employee shall be entitled to the payments set forth on Schedule 6 hereto from EPIX, the Surviving Corporation or their subsidiaries, as the case may be.
      5.18.     RESALE REGISTRATION STATEMENT.
      (a) As soon as practicable and in any event within 90 days after the Effective Time, EPIX shall file with the SEC, and thereafter use its commercially reasonable efforts to have declared effective as soon as practicable, a registration statement on Form S-3 (or if EPIX is not eligible to use Form S-3, any other form that EPIX is eligible to use) (a “S-3 Registration Statement”) under the Securities Act covering the resale by (i) the Chairman of the Board of Directors of EPIX and (ii) former affiliates of Predix (including any former affiliates of Predix who may following the Effective Time be current affiliates of EPIX) listed on Schedule 7 hereto (collectively, the “Affiliate Stockholders”) of shares of EPIX Common Stock issued pursuant to this Agreement as Merger Consideration (the “Registrable Merger Shares”). In its discretion, EPIX will be permitted to register any other shares for resale by other eligible selling stockholders using the S-3 Registration Statement. EPIX shall use commercially reasonable efforts to keep the S-3 Registration Statement continuously effective and usable for the resale of the Registrable Merger Shares covered thereby for a period commencing on the date on which the SEC declares the S-3 Registration Statement effective and ending on the earlier of (i) the date upon which all of the Registrable Merger Shares first become eligible for resale pursuant to Rule 145 under the Securities Act without restriction or (ii) the first date upon which all of the Registrable Merger Shares covered by the S-3 Registration Statement have been sold pursuant to such registration statement.
      (b) EPIX may, by written notice to the Affiliate Stockholders, (i) delay the filing or effectiveness of the S-3 Registration Statement for up to thirty (30) days, or for such longer period, as a result of restraints or restrictions under applicable law or (ii) suspend the S-3 Registration Statement after effectiveness and require that the Affiliate Stockholders immediately cease sales of shares pursuant to the S-3 Registration Statement (A) for a period of not more than thirty (30) consecutive days or seventy-five (75) days in the aggregate during any twelve (12) consecutive calendar months, in the event that EPIX files a registration statement (other than a registration statement on Form S-8 or its successor form) with the SEC for a then pending public offering of its securities or (B) following the effectiveness of the S-3 Registration Statement, for no longer than ten (10) consecutive trading days if an event has occurred or EPIX has entered into a transaction which EPIX determines in good faith must be disclosed in order for EPIX to comply with the public disclosure requirements imposed on EPIX under the Securities Act in connection with the S-3 Registration Statement, provided, that in respect of all such events or occurrences EPIX shall not suspend the effectiveness of the S-3 Registration Statement for more than thirty (30) trading days in the aggregate in any twelve (12) consecutive calendar months.

      (c) If EPIX delays or suspends the S-3 Registration Statement or requires the Affiliate Stockholders to cease sales of shares pursuant to Section 5.18(b) above, EPIX shall, as promptly as practicable (and in any event within four (4) business days) following the termination of the circumstance which entitled EPIX to do so, take such actions as may be necessary to file or reinstate the effectiveness of the S-3 Registration Statement and/or give written notice to all Affiliate Stockholders authorizing them to resume sales pursuant to the S-3 Registration Statement. If as a result thereof the prospectus included in the S-3 Registration Statement has been amended to comply with the requirements of the Securities Act, EPIX shall enclose such revised prospectus with the notice to Affiliate Stockholders given pursuant to this Section 5.18(c), and the Affiliate Stockholders shall make no offers or sales of shares pursuant to the S-3 Registration Statement other than by means of such revised prospectus.
      5.19.     ACCOUNTANT’S LETTERS. Each of EPIX and Predix shall use its reasonable best efforts to cause to be delivered to the other party a “comfort” letter of Ernst & Young LLP dated within two (2) business days before the date on which the Registration Statement shall become effective and addressed to such other party, in form and substance reasonably satisfactory to such other party.
ARTICLE VI
CONDITIONS TO THE MERGER
      6.1.     CONDITIONS TO OBLIGATION OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Joint Proxy Statement shall have been initiated or, to the knowledge of EPIX or Predix, threatened by the SEC;

(b) Governmental Approvals. All approvals of, declarations or filings, with any Governmental Authority necessary for the consummation of the Merger, if any, shall have been obtained or made. The waiting period (and any extension thereof) under the HSR Act relating to the transaction contemplated hereby will have expired or terminated early, if required;

(c) Stockholder Approval. This Agreement shall have been adopted by the requisite vote under Delaware Law of the stockholders of EPIX and Predix, respectively, and EPIX’s and Predix’s Certificate of Incorporation and Bylaws, respectively; and the issuance of shares of EPIX Common Stock by virtue of the Merger shall have been approved by the requisite vote under the rules of the SEC, the National Association of Securities Dealers, Inc. or Delaware Law by the stockholders of EPIX;

(d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger on substantially identical terms and conferring upon the parties hereto substantially all the rights and benefits as contemplated herein, shall be in effect, nor shall any proceeding brought by any Governmental Authority seeking any of the foregoing be pending; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger on substantially identical terms and conferring upon the parties hereto substantially all the rights and benefits as contemplated herein, illegal;

(e) Tax Opinions. EPIX shall have received the written opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and Predix shall have received the written opinion of Goodwin Procter LLP, in form and substance reasonably satisfactory to them to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code; and

(f) EPIX Notes. No Injunction, or final, non-appealable judgment, decree or order issued by any court of competent jurisdiction shall be in effect which Injunction, judgment, decree or order would result in the acceleration of payment of the amounts outstanding under that certain Indenture, dated as of June 7, 2004, between EPIX and U.S. Bank National Association, as trustee, or any notes issued thereunder.
      6.2.     ADDITIONAL CONDITIONS TO OBLIGATIONS OF EPIX. The obligations of EPIX to effect the Merger are also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Predix contained in this Agreement (together with the Predix Disclosure Schedule) shall be true and correct in all material respects on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for (i) those representations and warranties that are qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects and (ii) those representations and warranties which address matters only as of a particular date, in which case such representations and warranties that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects, and those not so qualified shall remain true and correct as of such date; and EPIX shall have received a certificate to such effect signed by the President and Chief Executive Officer and Chief Financial Officer of Predix;

(b) Agreements and Covenants. Predix shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and EPIX shall have received a certificate to such effect signed by the President and Chief Executive Officer and Chief Financial Officer of Predix;

(c) Consents Obtained. EPIX shall have received evidence, in form and substance satisfactory to it, that the consents, waivers, approvals, authorizations or orders required to be obtained, and all filings to be made, by Predix shall have been obtained and made by Predix;

(d) Governmental Actions. There shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any Governmental Authority, nor shall there be in effect any judgment, decree or order of any Governmental Authority, in either case, seeking to prohibit or limit EPIX from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by EPIX or the Surviving Corporation of all or a material portion of the business or assets of EPIX or the Surviving Corporation, or seeking to compel EPIX, the Surviving Corporation or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of EPIX or the Surviving Corporation as a result of the Merger or the transactions contemplated by this Agreement;

(e) Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business, results of operations or financial condition of Predix or any subsidiary of Predix having or reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Predix;

(f) Affiliate Agreements. EPIX shall have received from each Predix Affiliate an Affiliate Agreement, and such agreement shall be in full force and effect;

(g) Transfer of Material Agreements. Predix shall have received all consents and approvals required to consummate the Merger under Predix’s and its subsidiaries’ agreements listed on Schedule 8 hereto;

(h) Other Deliveries. EPIX shall have received such other certificates and instruments (including without limitation certificates of good standing of Predix and each of its subsidiaries in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing;

(i) Voting Agreement. Stockholders of Predix holding an aggregate of approximately forty percent (40%) of the voting shares of Predix shall have entered into a Voting Agreement, substantially in the form of Exhibit A hereto, and such agreement shall be in full force and effect;

(j) Opinion of Predix’s Counsel. EPIX shall have received from Goodwin Procter LLP, counsel to Predix, an opinion, substantially in the form of Exhibit E hereto, addressed to EPIX dated as of the Effective Date; and
      6.3.     ADDITIONAL CONDITIONS TO OBLIGATIONS OF PREDIX. The obligation of Predix to effect the Merger is also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of EPIX contained in this Agreement (together with the EPIX Disclosure Schedule) shall be true and correct in all material respects on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for (i) those representations and warranties that are qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects and (ii) those representations and warranties which address matters only as of a particular date, in which case such representations and warranties that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects, and those not so qualified shall remain true and correct as of such date; and Predix shall have received a certificate to such effect signed by the Chief Executive Officer and Principal Accounting Officer of EPIX;

(b) Agreements and Covenants. EPIX shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except to the extent any such non-performance or non-compliance would not have a Material Adverse Effect on EPIX, and Predix shall have received a certificate to such effect signed by the Chief Executive Officer and Principal Accounting Officer of EPIX;

(c) Consents Obtained. Predix shall have received evidence, in form and substance satisfactory to it, that all material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by EPIX for the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby shall have been obtained and made by EPIX;

(d) Governmental Actions. There shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any Governmental Authority, nor shall there be in effect any judgment, decree or order of any Governmental Authority, in either case, seeking to prohibit or limit Predix from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Predix of all or a material portion of the business or assets of Predix and its subsidiaries, or seeking to compel Predix or its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Predix or its subsidiaries, as a result of the Merger or the transactions contemplated by this Agreement;

(e) Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business, results of operations or financial condition of EPIX having or reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on EPIX;

(f) Opinion of EPIX’s Counsel. Predix shall have received from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to EPIX, an opinion, substantially in the form of Exhibit F hereto, addressed to Predix dated as of the Effective Date;

(g) NASDAQ Listing. The EPIX Common Stock shall be listed on the NASDAQ National Market as of and from the date of this Agreement through the Effective Time and the shares of EPIX Common Stock issued in the Merge shall have been approved for listing on the NASDAQ National Market as of the Effective Time;

(h) Other Deliveries. Predix shall have received such other certificates and instruments (including without limitation certificates of good standing of EPIX in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing;

(i) Closing Capital. EPIX’s cash, cash equivalents, restricted cash and securities available for sale at the Effective Time less the aggregate amount of any and all liabilities and obligations resulting from (i) severance or similar obligations of EPIX as of the Effective Time; (ii) fees payable to any financial advisor to EPIX; (iii) fees owed or payable to EPIX’s independent public accountants; (iv) bonus payments to employees upon consummation of the Merger; and (v) legal fees of EPIX in connection with the negotiation and execution of this Agreement and consummation of the Merger, shall be no less than the $110,000,000;

(j) Board of Directors and Officers. EPIX shall have taken all actions necessary so that the Board of Directors of EPIX will be constituted as set forth in Section 5.15 of this Agreement immediately after the Effective Time. Each of the current officers of EPIX who is not listed on Schedule 9 hereto shall have delivered to EPIX their written resignations as officers of EPIX and each of the individuals on Schedule 9 hereto shall have been appointed officers of EPIX and shall serve in such capacity effective as of the Effective Time.
ARTICLE VII
TERMINATION
      7.1.     TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the Board of Directors and stockholders of Predix and EPIX:

(a) by mutual written consent duly authorized by the Boards of Directors of EPIX and Predix; or

(b) by either EPIX or Predix if the Merger shall not have been consummated by July 31, 2006; provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

(c) by either EPIX or Predix if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

(d) by EPIX, if the Board of Directors of Predix shall have withheld or withdrawn its recommendation in favor of the Merger; or

(e) by EPIX, if there shall have occurred any Material Adverse Effect with respect to Predix since the date of this Agreement; or

(f) by Predix, if the Board of Directors of EPIX shall have withheld or withdrawn its recommendation in favor of the Merger; or

(g) by Predix, if there shall have occurred any Material Adverse Effect with respect to EPIX since the date of this Agreement; or

(h) by either EPIX or Predix, if the required approval of the stockholders of EPIX or Predix contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the requisite vote upon a vote taken at a meeting of stockholders convened therefor or at any adjournment thereof; provided, that the right to terminate this Agreement under this Section 7.1(h) shall not be available to any party where the failure to obtain stockholder approval of such party shall have been caused by the action or failure to act of such party in breach of this Agreement; or

(i) by either EPIX or Predix, upon a breach of any covenant or agreement on the part of Predix or EPIX, respectively, set forth in this Agreement, in either case, such that the conditions set forth in Section 6.2(b) or Section 6.3(b), would not be satisfied (a “Terminating Breach”), provided, that, if such Terminating Breach is curable prior to the expiration of five (5) days from its occurrence (but in no event later than July 31, 2006) by EPIX or Predix, as the case may be, through the exercise of its commercially reasonable efforts and for so long as EPIX or Predix, as the case may be, continues to exercise such commercially reasonable efforts, neither Predix nor EPIX, respectively, may terminate this Agreement under this Section 7.1(i) unless such 5-day period expires without such Terminating Breach having been cured; or

(j) by either EPIX or Predix, if either is not in material breach of any of its obligations under that agreement, if any representation or warranty on the part of the other party set forth in this Agreement proves to have been untrue on the date hereof, if such failure to be true would reasonably be likely to have a Material Adverse Effect.

      7.2.     NOTICE OF TERMINATION; EFFECT OF TERMINATION. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or stockholders except that nothing herein shall relieve any party from liability for any willful breach hereof. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with its terms.
      7.3.     FEES AND EXPENSES.
      (a) Except as set forth in Section 5.4 and this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; in addition, EPIX shall be solely responsible for all fees and expenses incurred in relation to the preparation, printing and filing of the Joint Proxy Statement (including the preliminary materials related thereto) and the Registration Statement, in each case, including without limitation any amendments or supplements thereto.
      (b) Predix shall pay EPIX a fee of $4,500,000 upon the termination of this Agreement by EPIX pursuant to Section 7.1(d), 7.1(e), 7.1(h) or 7.1(i).
      (c) EPIX shall pay Predix a fee of $4,500,000 upon the termination of this Agreement by Predix pursuant to Section 7.1(f), 7.1(g), 7.1(h) or 7.1(i).
      (d) The fee payable pursuant to Sections 7.3(b) and 7.3(c) shall be paid within three (3) business days after the termination of this Agreement pursuant to Article VII.
ARTICLE VIII
GENERAL PROVISIONS
      8.1.     EFFECTIVENESS OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. Except as otherwise provided in this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. Except as provided elsewhere in this Agreement, the representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements which, by their terms, survive the Effective Time shall survive the Effective Time indefinitely and those set forth in Section 7.3 shall survive termination indefinitely. The

Confidentiality Agreement shall remain in full force and effect and shall survive termination of this Agreement as provided therein.
      8.2.     NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered personally, three (3) days after being sent by registered or certified mail (postage prepaid, return receipt requested), one day after dispatch by recognized overnight courier (provided delivery is confirmed by the carrier) and upon transmission by telecopy, confirmed received, to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address):
      (a) If to EPIX or Merger Sub:

EPIX Pharmaceuticals, Inc.
161 First Street
Cambridge, MA 02142
Attn: Chief Executive Officer

With a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attn: William T. Whelan, Esq.
      (b) If to Predix:

Predix Pharmaceuticals Holdings, Inc.
4 Maguire Road
Lexington, MA 02421
Attn: President and Chief Executive Officer

With a copy to:

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
Attn.: Lawrence S. Wittenberg, Esq.
      8.3.     CERTAIN DEFINITIONS. For purposes of this Agreement, the term:

(a) “affiliates” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person, including, without limitation, any partnership or joint venture in which Predix or EPIX, as the case may be, (either alone, or through or together with any other subsidiary) has, directly or indirectly, an interest of ten percent (10%) or more;

(b) “business day” means any day other than a day on which banks in Boston, Massachusetts are required or authorized to be closed;

(c) “person” means a person, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act);

(d) “subsidiary” or “subsidiaries” of the Surviving Corporation, EPIX, Predix or any other person means any corporation, partnership, joint venture or other legal entity of which the Surviving Corporation, EPIX, Predix or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity; and

(e) “trading day” means any day on which the NASDAQ is open and available for at least five (5) hours for the trading of EPIX Common Stock.
      8.4.     AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the Boards of Directors of EPIX and Predix approve this Agreement and declare its advisability and after the stockholders of each of EPIX and Predix adopt this Agreement, no amendment may be made which by law requires further approval by such stockholders or Boards of Directors without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
      8.5.     WAIVER. At any time prior to the Effective Time, any party hereto may, with respect to any other party hereto, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound.
      8.6.     HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
      8.7.     SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
      8.8.     ENTIRE AGREEMENT. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.
      8.9.     ASSIGNMENT. No party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto.
      8.10.     PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, expressed or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.8 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such Indemnified Parties).
      8.11.     FAILURE OR INDULGENCE NOT WAIVER; REMEDIES CUMULATIVE. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.
      8.12.     GOVERNING LAW. This agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware.
      8.13.     OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at law or in equity.
      8.14.     COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, EPIX, Merger Sub, and Predix have caused this Agreement to be executed as of the date first written above by their respective officers or representatives thereunto duly authorized.

EPIX PHARMACEUTICALS, INC.

By:	/s/ Michael J. Astrue

Name: Michael J. Astrue
Title: Chief Executive Officer

EPIX DELAWARE, INC.

By:	/s/ Philip T. Chase

Name: Philip T. Chase
Title: Treasurer and Secretary

PREDIX PHARMACEUTICALS HOLDINGS, INC.

By:	/s/ Michael G. Kauffman

Name: Michael G. Kauffman, M.D., Ph.D.
Title: President and Chief Executive Officer

Schedule 1
List of Predix Management for purpose of knowledge qualifiers
      1. Michael G. Kauffman, M.D., Ph.D.
      2. Chen Schor
      3. Kimberlee C. Drapkin
      4. Silvia Noiman, Ph.D.
      5. Stephen R. Donahue, M.D.

Schedule 2
List of Key Employees of Predix for purpose of Section 2.15
      1. Michael G. Kauffman, M.D., Ph.D.
      2. Chen Schor
      3. Kimberlee C. Drapkin
      4. Silvia Noiman, Ph.D.
      5. Stephen R. Donahue, M.D.

Schedule 3
List of EPIX Management for purpose of knowledge qualifiers
      1. Michael J. Astrue
      2. Andrew Uprichard, M.D.
      3. Robert Pelletier
      4. Philip T. Chase
      5. Sheila Dewitt, Ph.D.
      6. Alan P. Carpenter, Jr., Ph.D., J.D.
      7. Brenda Sousa

Schedule 4
List of Key EPIX Employees under Section 3.20
      1. Andrew Uprichard, M.D.
      2. Brenda Sousa
      3. Robert Pelletier
      4. Philip Graham
      5. Paul Chamberlain

Schedule 5
List of Predix Stockholders who are signatories to the Lockup Agreement
      1. OrbiMed Advisors Entities
      2. Yozma II (Israel), L.P. Entities
      3. CMEA Ventures Vi, L.P. Entities
      4. Boston Millennia Partners Entities
      5. Forward Ventures V, L.P.

Schedule 6
Employees not entitled to severance payments and amount of severance payments
      Employees of either EPIX, Predix or its subsidiaries who qualify for severance pursuant to Section 5.17 of the Agreement.
Individual Severance Agreements
      EPIX, the Surviving Corporation and their subsidiaries will honor any individual severance agreements in effect as of the date of the Agreement and set forth in Section 2.12 of the Predix Disclosure Schedules or Section 3.17 of the EPIX Disclosure Schedules, subject to the terms described below.
Severance under Section 5.17 of the Agreement
      Eligibility: All Continuing Employees (as defined below) who suffer an Adverse Event (as defined below) at any time between the Effective Time and the twelve (12) month anniversary of the Effective Time.
      Inactive employees: A Continuing Employee who is inactive as of the Effective Time because of an authorized leave of absence (e.g., short-term disability, pregnancy leave, parental leave, military leave, etc.), but who returns to a full-time active employment with EPIX, the Surviving Corporation or any of their subsidiaries during the 12 month period following the Effective Time, and who suffers an Adverse Event, will become eligible to participate in this plan as of such return, on a prorated basis.
Definitions:
      For purposes of the Agreement and this Schedule 6, the term “Continuing Employee” shall mean any employee of EPIX, Predix or its subsidiaries whom is actively employed on a full-time basis by EPIX, Predix, the Surviving Corporation or their subsidiaries as of both the date of the Agreement and the Effective Time.
      For purposes of the Agreement and this Schedule 6, the term “Adverse Event” shall mean with respect to a Continuing Employee:

•	Termination of employment for reasons other than for cause (such determination to be made at the sole and reasonable discretion of the then-current board of directors of EPIX); or

•	Voluntary termination by the Continuing Employee following restructuring of such Continuing Employee’s job that results in a substantial diminution of base salary as in effect immediately prior to the Effective Time (such determination to be made at the sole and reasonable discretion of the then-current board of directors of EPIX).
Severance benefits:

Continuation of base salary

CEO:	15 months
President:	12 months
Sr. VP or CXO:	9 months
Vice President:	6 months
Director (any level):	4.5 months
All other employees:	3 months

COBRA
      Payment of the employer portion of the medical and dental premiums for a time period equal to the severance period set forth under “Continuation of base salary” above.

Appropriate outplacement program
      EPIX, the Surviving Corporation or their subsidiaries will pay for outplacement services for a Continuing Employee with a reputable outplacement firm for a minimum of four (4) weeks following an Adverse Event affecting such Continuing Employee.
      Individual agreements: In the case of any Continuing Employee who is party to an individual severance agreement, such Continuing Employee will be entitled to choose to receive either (a) the benefits under such individual agreement for the severance period applicable to him or her as set forth in the individual agreement or (b) choose to receive the benefits available under Section 5.17 of the Agreement as set forth in this Schedule 6. The Continuing Employee must choose the benefits of one arrangement in its entirety without substitution between benefits offered in each arrangement.
      Specific ineligible individuals: The following individuals are ineligible to receive benefits under Section 5.17 of the Agreement as set forth in this Schedule 6 and will not be considered Continuing Employees for purposes thereof and hereof: Michael Astrue, Philip Chase, Sheila DeWitt, Alan Carpenter, Mia Moore and Ethan Fingerman.
      Release: A Continuing Employee shall receive benefits under Section 5.17 of the Agreement as set forth in this Schedule 6 only if such Continuing Employee: (i) executes a separation agreement, which includes a general release in favor of EPIX, the Surviving Corporation and their subsidiaries, in a form and of a scope reasonably acceptable to EPIX; (ii) returns all property, equipment, confidential information and documentation of EPIX, the Surviving Corporation and their subsidiaries; and (iii) has complied and continues to comply in all material respects with any noncompetition, inventions and/or nondisclosure obligations that such Continuing Employee may owe to EPIX, the Surviving Corporation and their subsidiaries, whether pursuant to an agreement or applicable law. In the event that such Continuing Employee has breached any obligations described in the preceding sentence, then (x) the severance benefits described above shall terminate and such Continuing Employee shall no longer be entitled to them; (y) such Continuing Employee shall promptly repay to EPIX any cash severance benefits described above previously received by such Continuing Employee. Such termination and repayment of benefits shall be in addition to, and not in lieu of, any and all available legal and equitable remedies, including injunctive relief. Notwithstanding anything in the Agreement or this Schedule 6 to the contrary, any payment dates will be delayed until after the separation agreement referred to in clause (i) above is executed by such Continuing Employee, and any applicable revocation periods required by law have expired.
      Expiration: After the 12 month period following the Effective Time, any then-retained Continuing Employee will no longer be eligible for severance benefits under Section 5.17 of the Agreement as set forth in this Schedule 6, but instead will be eligible for only severance benefits under EPIX’s, the Surviving Corporation’s or their subsidiaries’ general severance plan(s), if any, as in effect as of his or her termination of employment.

Schedule 7
List of Affiliate Stockholders for the S-3 Registration Statement
      1. Michael G. Kauffman, M.D., Ph.D.
      2. Silvia Noiman, Ph.D.
      3. Oren Becker, Ph.D.
      4. Kimberlee C. Drapkin, CPA
      5. Chen Schor
      6. Stephen R. Donahue, M.D.
      7. Frederick Frank
      8. Patrick J. Fortune, Ph.D.
      9. Ted Love, M.D.
      10. Ian F. Smith, CPA, ACA
      11. Julian Adams, Ph.D.
      12. David Collier, M.D.
      13. Yigal Erlich
      14. Joel Martin, Ph.D
      15. Jonathan Silverstein
      16. OrbiMed Advisors Entities
      17. Yozma II (Israel), L.P. Entities
      18. CMEA Ventures Vi, L.P. Entities
      19. Boston Millennia Partners Entities
      20. Forward Ventures V, L.P.

Schedule 8
List of consents under Predix agreements to be obtained by Predix as a condition to closing
      1. Lease Agreement for 4 Maguire Road, Lexington, MA, dated as of January 25, 2005
      2. Lease Agreement by and between Physiome Sciences, Inc and 150 College Road, LLC, dated as of December 21, 2000, as amended by the First Amendment to the Lease Agreement, dated as of January 7, 2002, the Second Amendment to the Lease Agreement, dated as of December 31, 2003, as amended by the Letter Agreement, dated as of September 30, 2004 and the Third Amendment to the Lease Agreement, dated as of October 14, 2004
      3. Master Services Agreement by and between Predix and Quintiles, Inc. dated as of January 5, 2004

Schedule 9
Management
      1. Andrew Uprichard, M.D.
      2. Brenda Sousa
      3. Robert Pelletier
      4. Philip Graham
      5. Thomas McMurry

EXHIBIT A
FORM OF VOTING AGREEMENT
      Filed as Annex B to this joint proxy statement/ prospectus.

EXHIBIT B
FORM OF CERTIFICATE OF MERGER
CERTIFICATE OF MERGER
OF
PREDIX PHARMACEUTICALS HOLDINGS, INC.
WITH AND INTO
EPIX DELAWARE, INC.
      It is hereby certified that:

1. The constituent business corporations participating in the merger herein certified are:

(i) Predix Pharmaceuticals Holdings, Inc., a Delaware corporation; and

(ii) EPIX Delaware, Inc., a Delaware corporation.

2. An Agreement and Plan of Merger has been approved, adopted, certified, executed, and acknowledged by each of the aforesaid constituent corporations in accordance with the provisions of subsection (c) of Section 251 of the Delaware General Corporation Law (“DGCL”).

3. The name of the surviving corporation in the merger herein certified is EPIX Delaware, Inc. which will continue its existence as said surviving corporation under the name Predix Pharmaceuticals Holdings, Inc. upon the effective date of said merger pursuant to the provisions of the DGCL.

4. The certificate of incorporation of EPIX Delaware, Inc., as amended and attached hereto as Annex A, shall be the certificate of incorporation of the surviving corporation.

5. The executed Agreement and Plan of Merger between the aforesaid constituent corporations is on file at an office of the aforesaid surviving corporation, the address of which is as follows: 161 First Street, Cambridge, Massachusetts 02142.

6. A copy of the aforesaid Agreement and Plan of Merger will be furnished by the aforesaid surviving corporation, on request, and without cost, to any stockholder of each of the aforesaid constituent corporations.

Dated: , 2006	EPIX Delaware, Inc.

By: Its:

Dated: , 2006	Predix Pharmaceuticals Holdings, Inc.

By: Its:

EXHIBIT C
FORM OF PREDIX AFFILIATE AGREEMENT
                    , 2006
EPIX Pharmaceuticals, Inc.
161 First Street
Cambridge, MA 02142
Ladies and Gentlemen:
      1. I acknowledge that as of the date of this letter agreement, I may be deemed to be an “affiliate” of Predix Pharmaceuticals Holdings, Inc., a Delaware corporation (“Predix”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 (“Rule 145”) of the rules and regulations of the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), although nothing contained herein should be considered as an admission of such fact.
      2. Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 3, 2006 (as the same may be amended and restated from time to time, the “Agreement”), by and among Predix, EPIX Pharmaceuticals, Inc., a Delaware corporation (“EPIX”), and EPIX Delaware, Inc., a Delaware corporation and a wholly-owned subsidiary of EPIX (“Merger Sub”), Predix shall merge with and into Merger Sub and Merger Sub shall continue as the surviving entity (the “Merger”), I will be entitled to receive, among other consideration, shares of EPIX Common Stock in exchange for shares of Predix capital stock, owned by me at the Effective Time, as determined pursuant to the Agreement. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Agreement.
      3. I acknowledge that the issuance of EPIX Common Stock to me in exchange for shares of Predix capital stock, owned by me at the Effective Time, has been registered with the SEC under the Act on a Registration Statement on Form S-4. However, I have been advised, and I agree as of the Effective Time, that since I may be deemed to have been an affiliate of Predix, such EPIX Common Stock can be sold, transferred or otherwise disposed of by me only (i) pursuant to an effective registration statement under the Act, (ii) in conformity with the volume and other limitations of Rule 145 promulgated by the SEC under the Act, or (iii) in reliance upon an exemption from registration that is available under the Act. I acknowledge and agree that other than as set forth in the Agreement (and the Predix Disclosure Schedules), EPIX is under no obligation to register the sale, transfer or other disposition by me or on my behalf of EPIX Common Stock to be received by me in the Merger or, except as described below, to take any action necessary in order to make compliance with an exemption from such registration available. I acknowledge and agree that I shall not make any sale, transfer or other disposition of EPIX Common Stock beneficially owned by me in violation of the Act or the rules and regulations thereunder.
      4. I acknowledge and agree that EPIX will give stop-transfer instructions to its transfer agent with respect to EPIX Common Stock to be received by me in the Merger and that there will be placed on the certificates for such EPIX Common Stock, or any substitutions therefor, a legend stating in substance:

“These shares have been issued pursuant to a transaction governed by Rule 145 (“Rule 145”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and may only be sold, transferred or otherwise disposed of pursuant to an effective registration statement, in compliance with Rule 145 or in accordance with an exemption from the registration requirements of the Securities Act and otherwise in accordance with a certain letter agreement dated , 2006 between the holder and the Issuer, a copy of which is on file in the principal office of the Issuer.”
      5. It is understood and agreed that the legend set forth above shall be removed upon surrender of certificates bearing such legend by delivery of substitute certificates without such legend if such legend is not required for purposes of the Act. Without limiting the foregoing, it is understood and agreed that such legends and the stop-transfer instructions referred to above will be removed if (i) such EPIX Common

Stock has been sold, transferred or otherwise disposed of pursuant to an effective registration statement under the Act or (ii) I shall have delivered to EPIX an opinion of counsel, in form and substance reasonably satisfactory to EPIX, or a “no action” or interpretative letter obtained by me from the staff of the SEC, to the effect (a) the sale, transfer or other disposition of the shares represented by the surrender certificates may be effected without registration of the offering, sale and delivery of such shares under the Act, (b) the shares have been transferred in conformity with the volume and other limitations of Rule 145 promulgated by the SEC under the Act, or (c) that the restrictions imposed by Rule 145 no longer apply to me.
      6. I acknowledge and agree that I have carefully read this letter agreement and the Agreement and discussed the requirements of such documents and other applicable limitations on my ability to sell, transfer or otherwise dispose of EPIX Common Stock beneficially owned by me, to the extent I felt necessary, with my counsel or counsel for Predix.
      7. EPIX represents that it has filed all reports required under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during the twelve (12) months preceding the date of the Agreement. By its execution hereof, EPIX agrees that it will, as long as I own any EPIX Common Stock to be received by me in the Merger that remain subject to Rule 145 under the Act, use all commercially reasonable efforts to make timely filings with the SEC of all reports required to be filed by it pursuant to the Exchange Act and will furnish upon a reasonable request by myself, a written statement confirming that such reports have been filed.
      8. This agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of what laws might otherwise apply under applicable principles of conflict of laws.
      9. This agreement may be executed in multiple counterparts each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
      10. It is understood and agreed that the representations, covenants, warranties and agreements contained herein shall be binding upon the undersigned only from and after the Effective Time.

Very truly yours,

(print name of stockholder above)

By:

Name:
Title:

(if applicable)
Accepted and agreed,
this     day of                    , 2006
EPIX PHARMACEUTICALS, INC.

By:

Name:
Title:

EXHIBIT D
FORM OF LOCKUP AGREEMENT
                    , 2006
EPIX Pharmaceuticals, Inc.
161 First Street
Cambridge, MA 02142
      Re: Lockup Agreement (the “Agreement”)
Ladies and Gentlemen:
      1. The undersigned stockholder of Predix Pharmaceuticals Holdings, Inc., a Delaware corporation (“Predix”), understands that EPIX Pharmaceuticals, Inc., a Delaware corporation (“EPIX”), and EPIX Delaware, Inc., a Delaware corporation and a wholly-owned subsidiary of the EPIX (the “Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of April 3, 2006 (as the same may be amended and restated from time to time, the “Merger Agreement”), with Predix pursuant to which Predix will merge with and into the Merger Sub, and, in connection therewith, holders of the outstanding shares of capital stock of Predix (the “Shares”) will receive the right to acquire shares of common stock of the EPIX (the “EPIX Common Stock”) and options (the “Predix Options”) and warrants (the “Predix Warrants”) to purchase Predix common stock outstanding at the Effective Time (as defined in the Merger Agreement) will be assumed by EPIX. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.
      2. In order to facilitate the transactions contemplated by the Merger Agreement, the undersigned agrees that the undersigned will not sell, transfer, pledge, hypothecate or otherwise dispose of, or reduce the undersigned’s interest in or risk relating to (each a “Transfer”), any shares of EPIX Common Stock: (i) issued to the undersigned in connection with the Merger in accordance with the terms of the Merger Agreement; (ii) issued to the undersigned upon the exercise of any Predix Options or Predix Warrants assumed by EPIX in accordance with the terms of the Merger Agreement; or (iii) otherwise acquired or beneficially owned by the undersigned as a result of the transactions contemplated by the Merger Agreement (collectively, the “Restricted Shares”), except as follows: (A) the undersigned may Transfer up to one-third (1/3) of the undersigned’s Restricted Shares after the ninetieth (90th) day following the Effective Date; (B) the undersigned may Transfer up to an additional one-third (1/3) of the undersigned’s Restricted Shares after the one hundred and twentieth (120th) day following the Effective Date (such that an aggregate of two-thirds (2/3) of the Restricted Shares shall be free from any restriction hereunder); and (C) the undersigned may Transfer up to an additional one-third (1/3) of the undersigned’s Restricted Shares after the one hundred and eightieth (180th) day following the Effective Date (such that all Restricted Shares shall be free from any restrictions hereunder). The undersigned will not have any restrictions under this Agreement regarding the Transfer of the undersigned’s Restricted Shares after the one hundred and eightieth (180th) day following the Effective Date.
      3. Notwithstanding the foregoing, the restrictions on Transfer set forth in this Agreement shall not apply to (i) transactions relating to shares of EPIX Common Stock or other securities acquired in open market transactions after the Effective Date, or (ii) the following Transfers: (A) gifts to family members (or trusts for the direct or indirect benefit of family members); (B) charitable contributions of Restricted Shares made by the holder of such Restricted Shares; or (C) Transfers to “affiliates”, limited partners, members or stockholders of the undersigned; provided that in the case of any Transfer pursuant to clause (A), (B) or (C), each transferee agrees in writing as a condition precedent to such Transfer to be bound by the terms hereof. The term “affiliate” shall have the meaning given such term in Rule 144 under the Securities Act of 1933, as amended.

      4. It is understood that if the Merger Agreement shall be terminated in accordance with the provisions thereof at any time prior to the Effective Date, this Agreement shall terminate.
      5. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. This Agreement may not be amended, modified, revoked or terminated in any respect without the written consent of the undersigned and EPIX. This Agreement shall be binding upon the undersigned and the undersigned’s heirs, successors and assigns.

Very truly yours,

(print name of stockholder above)

By:

Name:
Title:

(if applicable)

EXHIBIT E
FORM OF OPINION OF PREDIX COUNSEL
      1. The Company is validly existing as a corporation in good standing under Delaware law and is qualified as a foreign corporation and in good standing under Massachusetts and New Jersey law.
      2. The Company has the corporate power to execute and deliver the Merger Agreement and perform its obligations thereunder.
      3. The Merger Agreement has been duly authorized, executed and delivered by the Company and constitutes its valid and binding obligation enforceable against it in accordance with its terms.
      4. The execution and delivery by the Company of the Merger Agreement and the performance by the Company of its obligations under the Merger Agreement does not and will not (i) violate the Delaware General Corporation Law or any Massachusetts or federal statute, rule or regulation, (ii) except as set forth in the Company Disclosure Schedule, result in a breach of, or constitute a default under, any of the agreements or instruments listed in Exhibit A to this opinion letter, or (iii) violate the Company’s certificate of incorporation or by-laws.
      5. Other than the filing of the Certificate of Merger with, and its acceptance by, the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law, no consent, approval, license or exemption by, order or authorization of, or filing, recording or registration with any Massachusetts or federal governmental authority or pursuant to the Delaware General Corporation Law is required to be obtained or made by the Company in connection with the execution and delivery by the Company of the Merger Agreement or the performance by it of its obligations thereunder, other than those that have been obtained or made.
      6. Upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the Merger Agreement and based solely upon the acceptance of such certificate by the Secretary of State of the State of Delaware, the Merger will be effective in accordance with the Delaware General Corporation Law.
      7. The Conversion Securities have been duly authorized and, when issued and delivered upon conversion of the Notes in accordance with the terms of the Notes and Bridge Financing Agreement, will be validly issued, fully-paid and non-assessable. The Bridge Shares have been duly authorized and, when issued, delivered and paid for upon exercise of the Bridge Warrants in accordance with the terms of the Warrants and Bridge Financing Agreement, will be validly issued, fully-paid and non-assessable. Capitalized terms used in this numbered paragraph 7 are as used in that certain Bridge Financing Agreement, dated as of March 31, 2006, by and among the Company and the purchasers named therein, and the convertible promissory notes issued thereunder.
      8. We are not representing the Company in any pending litigation in which it is a named defendant that challenges the validity of enforceability of, or seeks to enjoin the performance of, the Merger Agreement.

EXHIBIT F
FORM OF OPINION OF EPIX’S COUNSEL
      1. EPIX is a corporation duly incorporated, validly existing and in corporate good standing under the laws of the State of Delaware and is in good standing as a foreign corporation under the corporate laws of the Commonwealth of Massachusetts. Merger Sub is a corporation duly incorporated, validly existing and in corporate good standing under the laws of the State of Delaware. Each of EPIX and Merger Sub has all requisite corporate power and authority to own or lease its respective properties and to conduct its respective businesses in which it is engaged.
      2. Each of EPIX and Merger Sub has all requisite corporate power and authority to execute and deliver the [Transaction Documents] and to perform its respective obligations thereunder.
      3. The execution and delivery of the [Transaction Documents] by EPIX and the performance by EPIX of its obligations thereunder have been duly authorized and approved by all necessary corporate action on the part of EPIX.
      4. The execution and delivery of the [Transaction Documents] by Merger Sub and the performance by Merger Sub of its obligations thereunder have been duly authorized and approved by all necessary corporate action on the part of the Merger Sub.
      5. The [Transaction Documents] have been duly executed and delivered by each of EPIX and Merger Sub and constitute legally valid and binding obligations of each of EPIX and Merger Sub, enforceable against each of them in accordance with their terms.
      6. The execution and delivery of the [Transaction Documents] by each of EPIX and Merger Sub do not, and the performance of its respective obligations thereunder will not, (a) violate its Certificate of Incorporation or Bylaws, (b) violate any applicable statute or regulation of the United States of America or the Delaware General Corporation Law that is binding upon it or affecting its properties, (c) require on the part of EPIX or Merger Sub any filing with, or permit, authorization, consent or approval of, any Governmental Authority other than those filings, permits, authorizations, consents or approvals that have already been made or obtained and remain in full force and effect or (d) except as set forth in the EPIX Disclosure Schedule, result in a breach of, or constitute a default under, any of the agreements or instruments listed in Exhibit A to this opinion letter.
      7. The shares of EPIX Common Stock issued as the Initial Merger Consideration and an aggregate of [                    ] additional shares of EPIX Common Stock to be issued as the Milestone Payment by EPIX pursuant to the terms of the Merger Agreement have been duly authorized for issuance pursuant to the Merger Agreement, and such shares upon issuance and delivery in accordance with the Merger Agreement, following the Effective Time or upon Achievement of the Milestone, as applicable, will be duly and validly issued, fully paid and nonassessable.
      8. Upon the filing and acceptance of the Certificate of Merger with the Secretary of State of the State of Delaware, the Merger will be effective under the Delaware General Corporation Law.
      9. We are not representing EPIX in any pending litigation in which it is a named defendant that challenges the validity or enforceability of, or seeks to enjoin the performance of, the Merger Agreement.

ANNEX B
FORM OF VOTING AGREEMENT
      VOTING AGREEMENT (the “Agreement”), dated as of April 3, 2006, between the undersigned stockholder (the “Stockholder”) of Predix Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Predix”), and EPIX Pharmaceuticals, Inc., a Delaware corporation (“EPIX”).
      WHEREAS, concurrently with the execution of this Agreement, Predix, EPIX and EPIX Delaware, Inc., a Delaware corporation and a wholly-owned subsidiary of EPIX (“Merger Sub”), have entered into an Agreement and Plan of Merger (as the same may be amended and restated from time to time, the “Merger Agreement”), providing for, inter alia, the merger (the “Merger”) of Predix with Merger Sub pursuant to the terms and conditions of the Merger Agreement;
      WHEREAS, as a condition to their willingness to enter into the Merger Agreement, EPIX and Merger Sub have requested that the Stockholder make certain representations, warranties, covenants and agreements with respect to the shares of Predix common stock, par value $.01 per share (the “Predix Common Stock”), Predix Preferred Stock, par value $.01 per share (the “Predix Preferred Stock”), and Predix Common Stock issuable upon the exercise of options or warrants or the conversion of convertible securities (the “Predix Convertible Shares,” together with the Predix Common Stock and the Predix Preferred Stock, the “Shares”) beneficially owned by the Stockholder and set forth below the Stockholder’s signature on the signature page hereto (the “Stockholder Shares”); and
      WHEREAS, in order to induce EPIX and Merger Sub to enter into the Merger Agreement, the Stockholder is willing to make certain representations, warranties, covenants and agreements with respect to the Stockholder Shares.
      NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1. Representations of Stockholders. Stockholder represents and warrants to EPIX and Merger Sub that (a) Stockholder lawfully owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and of record all of the Stockholder Shares free and clear of all liens, claims, charges, security interests or other encumbrances (other than pursuant to this Agreement, the Merger Agreement, the agreements set forth on Exhibit A attached hereto or state or federal securities laws) and, except pursuant to this Agreement, the Merger Agreement, the agreements set forth on Exhibit A attached hereto or state or federal securities laws, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Stockholder is a party relating to the pledge, disposition or voting of any Shares and there are no voting trusts or voting agreements with respect to the Stockholder Shares, (b) Stockholder does not beneficially own any Shares other than the Stockholder Shares and except as set forth below Stockholder’s signature on the signature page hereto, does not have any options, warrants or other rights to acquire any additional Shares or any security exercisable for or convertible into Shares, and (c) Stockholder has full power and authority to enter into, execute and deliver this Agreement and to perform fully Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered and constitutes the legal, valid and binding obligation of Stockholder in accordance with its terms.

2. Agreement to Vote Shares; Irrevocable Proxy.

(a) Stockholder agrees during the term of this Agreement to vote the Stockholder Shares and any New Shares (as defined in Section 6 hereof) beneficially owned by the Stockholder at the record date for determining stockholders of record entitled to vote upon the Merger and the Merger Agreement at every meeting of the stockholders of Predix at which such matters are considered and at every adjournment or postponement thereof or by written consent: (i) in favor of adoption and approval of the Merger Agreement and the Merger, (ii) against any action that would preclude fulfillment of a condition under the Merger Agreement to EPIX’s or Merger Sub’s obligation to consummate the Merger, (iii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Predix under the Merger Agreement and (iv) except for the Merger and the Merger Agreement, against any Acquisition Proposal (as defined in the Merger Agreement).

(b) Stockholder hereby appoints EPIX and any designee of EPIX, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Stockholder Shares and any New Shares in accordance with Section 2(a). This proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. The proxy and power of attorney granted pursuant hereto by Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Stockholder. The power of attorney granted by Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3. No Voting Trusts or Other Arrangements. Stockholder agrees that Stockholder will not, and will not permit any entity under Stockholder’s control to, deposit any of the Stockholder Shares in a voting trust, grant any proxies with respect to the Stockholder Shares or subject any of the Stockholder Shares to any arrangement with respect to the voting of the Stockholder Shares other than agreements entered into with EPIX.

4. No Proxy Solicitations. Stockholder agrees that Stockholder will not, and will not permit any entity under Stockholder’s control to, (a) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) in opposition to or competition with the approval of the Merger Agreement or the consummation of the Merger or otherwise encourage or assist any party in taking or planning any action which would reasonably be expected to compete with, impede, interfere with or attempt to discourage the Merger or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (b) directly or indirectly encourage, initiate or cooperate in a stockholders’ vote or action by written consent of Predix’s stockholders in opposition to or in competition with the approval of the Merger Agreement or the consummation of the Merger or (c) become a member of a “group” (as such term is used in Rule 13d-5 under the Exchange Act) with respect to any voting securities of Predix for the purpose of opposing or competing with the approval of the Merger Agreement or the consummation of the Merger; provided, however, that nothing in this Agreement shall prevent Stockholder from taking any action or omitting to take any action solely as a member of the Board of Directors of Predix (or any committee thereof) or as an officer of Predix or any of its subsidiaries.

5. Transfer and Encumbrance. On or after the date hereof and during the term of this Agreement, Stockholder agrees not to transfer (except pursuant to the Merger Agreement or as otherwise required by law or court order), sell, offer, exchange, pledge or otherwise dispose of or encumber any of the Stockholder Shares or New Shares.

6. Additional Purchases. Stockholder agrees that all Shares that Stockholder purchases, acquires the right to vote or share in the voting of, or otherwise acquires beneficial ownership of after the execution of this Agreement (“New Shares”), shall be subject to the terms of this Agreement to the same extent as if they constituted Stockholder Shares.

7. Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party’s seeking or obtaining such equitable relief.

8. No Agreement as Director or Officer. Stockholder makes no agreement or understanding in this Agreement in Stockholder’s capacity as a director or officer of Predix or any of its subsidiaries, and nothing in this Agreement will limit or affect any actions or omissions taken by Stockholder in Stockholder’s capacity as a director or officer of Predix or any of its subsidiaries including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement.

9. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

10. Notices. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy, facsimile or like transmission and on the next business day when sent by Federal Express, Express Mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      If to EPIX:

EPIX Pharmaceuticals, Inc.
161 First Street
Cambridge, MA 02142
Attention: Chief Executive Officer
Facsimile No.: (617) 250-6031
      With a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention: William T. Whelan, Esq.
Facsimile No.: (617) 542-2241
      If to Stockholder:

To the address or facsimile number set forth for Stockholder on the signature page hereof.
      With a copy to:

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
Attn.: Lawrence S. Wittenberg, Esq.
Facsimile No.: (617) 523-1231

      11. Miscellaneous.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the Commonwealth of Massachusetts and the Federal courts of the United States of America, in each case, located in the City of Boston, Massachusetts solely in respect of the interpretation and enforcement of the provisions of this Agreement and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10 hereof or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11(a).

(b) If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability and the remainder of the provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

(c) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(d) This Agreement and all proxies and powers of attorney granted or provided pursuant hereto shall terminate upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the date on which the Merger Agreement is terminated in accordance with its terms.

(e) Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

(f) All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(g) The obligations of Stockholder set forth in this Agreement shall not be effective or binding upon Stockholder until after such time as the Merger Agreement is executed and delivered by Predix, EPIX and Merger Sub, and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

(h) No party to this Agreement may assign any of its right or obligations under this Agreement without the prior written consent of the other party hereto, except that EPIX may assign its rights and obligations hereunder to any of its direct or indirect wholly-owned subsidiaries (including Merger Sub). Any assignment contrary to the provisions of this Section 11(h) shall be null and void.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

EPIX PHARMACEUTICALS, INC.

By:	/s/ Michael J. Astrue

Name: Michael J. Astrue
Title: Chief Executive Officer

STOCKHOLDER

CADUCEUS PRIVATE INVESTMENT, L.P.

By:	/s/ Eric A. Bittelman

Name: Eric A. Bittelman
Title: CFO, OrbiMed Advisors, LLC

Address: 767 Third Avenue — 30th Floor
New York, NY 10017
Facsimile No.: (212) 739-6444

No. of Shares Held

Under Options:

No. of Shares Held

Under Warrants:

No. of Shares Beneficially
Beneficially Owned:

Common:
Preferred:	37,034,684
Acknowledged and Agreed to:
PREDIX PHARMACEUTICALS HOLDINGS, INC.

By:	/s/ Michael G. Kauffman

Name: Michael G. Kauffman, M.D., Ph.D.

Title:	President and CEO

Schedule of Other Stockholders Signing
This Form of Voting Agreement
PA INTERNATIONAL LIMITED
UBS PW JUNIPER CROSSOVER FUND, L.L.C.
HARE AND COMPANY FAO: FINSBURY WORLDWIDE PHARMA
YAMANOUCHI VENTURE CAPITAL
PCM VENTURE CAPITAL L.P.
YOZMA II (ISRAEL) L.P.
YVC-YOZMA MANAGEMENT & INVESTMENTS LTD., AS TRUSTEE FOR YOZMA II (B.V.I.) L.P.
YOZMA VENTURE CAPITAL LTD.

Exhibit A

1.	Second Amended and Restated Stockholders Agreement by and among Predix and certain Stockholders dated as of January 21, 2005.

2.	Co-Sale Agreement by and among Takhus, Inc. and certain Stockholders dated October 12, 1995, as amended.

3.	Form of Incentive Stock Option Agreement granted under Predix’s 2003 Stock Incentive Plan.

4.	Form of Nonstatutory Stock Option Agreement granted under Predix’s 2003 Stock Incentive Plan.

5.	Form of Restricted Stock Agreement granted under Predix’s 2003 Stock Incentive Plan.

ANNEX C
[LETTERHEAD OF NEEDHAM & COMPANY, LLC]
March 30, 2006
CONFIDENTIAL
Board of Directors
EPIX Pharmaceuticals, Inc.
161 First Street
Cambridge, MA 02142
Gentlemen:
      We understand that EPIX Pharmaceuticals, Inc. (“EPIX”), EPIX Delaware, Inc., a wholly-owned subsidiary of EPIX (“Subsidiary”), and Predix Pharmaceuticals Holdings, Inc. (“Predix”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, Predix will merge with and into the Subsidiary, with the Subsidiary surviving the merger (the “Merger”). The terms of the Merger are set forth more fully in the Merger Agreement.
      You have requested our opinion as to the fairness, from a financial point of view, to EPIX and to the holders of Common Stock of EPIX of the consideration to be paid by EPIX in the proposed Merger.
      For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated March 29, 2006, together with the exhibits and schedules thereto; (ii) reviewed certain publicly available information concerning EPIX and Predix and certain other relevant financial and operating data of EPIX and Predix furnished to us by EPIX and Predix; (iii) held discussions with members of management of EPIX and Predix concerning the business, operations and prospects of EPIX and Predix and the combined company, including the potential cost savings and other synergies that may be achieved by the combined company; (iv) reviewed certain materials prepared by EPIX concerning the business, operations and prospects of EPIX and Predix and the combined company; (v) reviewed certain materials prepared by Predix concerning the business, operations and prospects of Predix; (vi) reviewed certain financial forecasts with respect to EPIX and Predix and the combined company prepared by the management of EPIX; (vii) reviewed certain financial forecasts with respect to Predix prepared by the management of Predix; (viii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for EPIX; (ix) reviewed the trading history of EPIX’s Common Stock; (x) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (xi) performed and/or considered such other studies, analyses, inquiries, correspondence and investigations as we deemed appropriate.
      In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that the proposed Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the proposed Merger will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated March 29, 2006 without material alteration or waiver thereof. With respect to the financial forecasts of EPIX, Predix and the combined company provided to us by the management of EPIX, the financial forecasts of Predix provided to us by the management of Predix, and the prospects of the combined company, we have assumed, with your consent and based upon discussions with such managements, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the future operating and financial performance of EPIX and Predix and the combined company. We have relied, without independent verification, upon the estimates of such managements of the potential cost savings and other synergies, including the amount and timing thereof,

C-1

that may be achieved as a result of the proposed Merger. We express no opinion with respect to such forecasts or estimates or the assumptions upon which they are based.
      We have relied on the advice of counsel and independent accountants to EPIX as to all legal and financial reporting matters with respect to EPIX, the Merger and the Merger Agreement. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of EPIX or Predix. Our opinion does not address the underlying business decision of EPIX to engage in the Merger. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof, and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof.
      Needham & Company, LLC, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have been engaged by EPIX to render this opinion in connection with the Merger and will receive a fee for our services, a portion of which is contingent on delivery of this opinion. In addition, EPIX has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion and to reimburse us for our reasonable out-of-pocket expenses. We have in the past provided and may in the future provide investment banking and financial advisory services to EPIX unrelated to the proposed Merger, for which services we have received and expect to receive compensation. A private equity fund in which an affiliate of Needham & Company, LLC has invested is a stockholder of Predix. In the ordinary course of our business, we may actively trade the equity securities of EPIX for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
      This letter and the opinion expressed herein are solely for the use and benefit of the Board of Directors of EPIX and, except as set forth below, may not be disclosed, in whole or in part, or summarized, excerpted from or referred to without our prior written consent. If this opinion is required by applicable law to be included in a proxy statement or other similar statement filed with the Securities and Exchange Commission and provided to securityholders of EPIX in connection with the Merger, this opinion will be reproduced in such statement in full, and any description of or reference to Needham & Company, LLC or summary of this opinion in such statement will be in a form reasonably acceptable to Needham & Company, LLC and its counsel.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be paid by EPIX in the proposed Merger is fair to EPIX and to the holders of Common Stock of EPIX from a financial point of view.

Very truly yours,

/s/ David S. Schechner

David S. Schechner
Managing Director

C-2

ANNEX D
§ 262. Appraisal rights.
      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.
      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.
      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.     Indemnification of Directors and Officers.
      The Company’s Restated Certificate of Incorporation, as amended (the “Restated Certificate”) provides that the Company shall indemnify to the fullest extent authorized by the Delaware General Corporation Law (“DGCL”), each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as an officer or director of another entity at the request of the Company, against expenses (including attorneys’ fees), judgments, fines and amounts reasonably incurred in connection therewith. The Restated Certificate provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by the director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.
      Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.
      Pursuant to Section 102(b)(7) of the DGCL, the Restated Certificate eliminates the liability of a director or the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit. The Company has obtained insurance policies insuring the directors and officers of the Company against certain liabilities that they may incur in their capacity as directors and officers.
      The Company has entered into indemnification agreements (the “Indemnification Agreements”), with each of its directors and certain of its officers. The Indemnification Agreements provide that the Company will, to the fullest extent permitted by law, pay any attorneys’ fees and all other costs, expenses and obligations paid or incurred by the indemnitee in connection with claims against him or her related to the fact that he or she was a director or officer of the Company or serving at the request of the Company in such capacity with another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise. The payments to be made under the Indemnification Agreements include expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other judgments, fines, penalties or amounts paid in settlement) of such claims. If requested by the indemnitee, the Company shall advance all expenses to the indemnitee. Any payments made by the Company under the Indemnification Agreements are subrogated to all of the rights of recovery of the indemnitee. The rights of the indmenitee are in addition to such rights the indemnitee may have under the Company’s Restated Certificate, the Company’s by-laws and the DGCL.

      Pursuant to the merger agreement, upon the completion of the merger, the combined company will fulfill and honor the obligations of Predix which existed prior to the merger to indemnify Predix’s present and former directors and officers. The certificate of incorporation and by-laws of the combined company will provide for the indemnification and elimination of liability for monetary damages to the same extent as set forth in Predix’s certificate of incorporation and by-laws and such provision may not be amended, repealed or otherwise modified for a period of six years after the completion of the merger in any manner that would adversely affect the rights of the directors or officers of Predix at the time of the completion of the merger. After the completion of the merger, the combined company will, to the fullest extent permitted under law and under its certificate of incorporation, indemnify and hold harmless, each present and former director and officer of Predix in respect of acts or omissions occurring prior to the completion of the merger, including in connection with the merger agreement and the transactions contemplated thereby, to the same extent as provided in Predix’s certificate of incorporation, by-laws or any applicable contract or agreement for a period of six years after the completion of the merger. The Company has agreed to guarantee the timely payment of all funds owing by, and the timely performance of all obligations of the combined company relating to these indemnification obligations.

Item 21.	Exhibits and Financial Statement Schedules.
      (a) Exhibits

Number		Description

2.1		Agreement and Plan of Merger, dated as of April 3, 2006, among EPIX Pharmaceuticals, Inc., EPIX Delaware, Inc. and Predix Pharmaceuticals Holdings, Inc. (included as Annex A to the joint proxy statement/ prospectus). Note: As permitted by Item 601(b)(2) of Regulation S-K, certain schedules to this agreement have not been filed herewith. EPIX Pharmaceuticals, Inc. will furnish supplementally a copy of any omitted schedule to the Commission upon request.
3	.1@	Restated Certificate of Incorporation of EPIX Pharmaceuticals Inc. Filed as Exhibit 4.1 to EPIX Pharmaceuticals Inc.’s Registration Statement on Form S-8 (File No. 333-30531) and incorporated herein by reference.
3	.2@	Certificate of Amendment of Restated Certificate of Incorporation of EPIX Pharmaceuticals Inc. Filed as Exhibit 3.2 to EPIX Pharmaceuticals Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-21863) and incorporated herein by reference.
3	.3@	Certificate of Amendment of Restated Certificate of Incorporation of EPIX Pharmaceuticals Inc. Filed as Exhibit 3.2 to EPIX Pharmaceuticals Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2004 (File No. 000-21863) and incorporated herein by reference.
3	.4@	Form of Amended and Restated By-Laws of EPIX Pharmaceuticals Inc. Filed as Exhibit 4.2 to EPIX Pharmaceuticals Inc.’s Registration Statement on Form S-8 (File No. 333-30531) and incorporated herein by reference.
4	.1@	Specimen certificate for shares of Common Stock of EPIX Pharmaceuticals Inc. Filed as Exhibit 4.1 to EPIX Pharmaceuticals Inc.’s Registration Statement on Form S-1 (File No. 333-17581) and incorporated herein by reference.
4	.2@	Indenture, dated as of June 7, 2004, between EPIX Pharmaceuticals, Inc. and U.S. Bank National Association as Trustee, relating to 3% Convertible Senior Notes due June 15, 2024. Filed as Exhibit 4.1 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated June 7, 2004 (File No. 000-21863) and incorporated herein by reference.
5	.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding the legality of the securities.
8	.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding tax matters.
8	.2*	Opinion of Goodwin Procter LLP regarding tax matters.

Number		Description

10	.1@+	Amended and Restated License Agreement between EPIX Pharmaceuticals, Inc. and The General Hospital Corporation dated July 10, 1995. Filed as Exhibit 10.14 to EPIX Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (File No. 333-17581) and incorporated herein by reference.
10	.2@#	Amended and Restated 1992 Equity Incentive Plan. Filed as Appendix A to EPIX Pharmaceuticals, Inc.’s 2003 Definitive Proxy Statement on Schedule 14A (File No. 000-21863) and incorporated herein by reference.
10	.3@#	Form of Incentive Stock Option Certificate. Filed as Exhibit 10.29 to EPIX Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (File No. 333-17581) and incorporated herein by reference.
10	.4@#	Form of Nonstatutory Stock Option Certificate. Filed as Exhibit 10.30 to EPIX Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (File No. 333-17581) and incorporated herein by reference.
10	.5@#	Amended and Restated 1996 Director Stock Option Plan. Filed as Appendix B to EPIX Pharmaceuticals, Inc.’s 2003 Definitive Proxy Statement on Schedule 14A (File No. 000-21863) and incorporated herein by reference.
10	.6@#	Amended and Restated 1996 Employee Stock Purchase Plan. Filed as Appendix C to EPIX Pharmaceuticals, Inc.’s 2003 Definitive Proxy Statement on Schedule 14A (File No. 000-21863) and incorporated herein by reference.
10	.7@	Short Form Lease from Trustees of the Cambridge Trust to EPIX Pharmaceuticals, Inc. with a commencement date of January 1, 1998. Filed as Exhibit 10.39 to EPIX Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (File No. 333-38399) and incorporated herein by reference.
10	.8@	First Amendment dated February 8, 1999 to the Short Form Lease dated as of July 7, 1998 with a commencement date as of January 1, 1998 between EPIX Pharmaceuticals, Inc. and the Trustees of The Cambridge East Trust. Filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 1999 (File No. 000-21863) and incorporated herein by reference.
10	.9@	Second Amendment dated June 30, 2000 to the Short Form Lease dated as of July 7, 1998 with a commencement date as of January 1, 1998 between EPIX Pharmaceuticals, Inc. and the Trustees of The Cambridge East Trust. Filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2000 and incorporated herein by reference.
10	.10@++	Amended and Restated Strategic Collaboration Agreement dated June 9, 2000, among EPIX Pharmaceuticals, Inc., Tyco/Mallinckrodt Inc. (a Delaware corporation) and Tyco/Mallinckrodt Inc. (a New York corporation). Filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated June 29, 2000 (File No. 000-21863) and incorporated herein by reference.
10	.11@++	Strategic Collaboration Agreement dated as of June 9, 2000, between EPIX Pharmaceuticals, Inc. and Schering Aktiengesellschaft. Filed as Exhibit 10.2 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated June 29, 2000 (File No. 000-21863) and incorporated herein by reference.
10	.12@	Stock Purchase Agreement, dated as of June 9, 2000, between EPIX Pharmaceuticals, Inc. and Schering Berlin Venture Corporation. Filed as Exhibit 10.3 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated June 29, 2000 (File No. 000-21863) and incorporated herein by reference.
10	.13@	Standstill Agreement, dated as of June 9, 2000, between EPIX Pharmaceuticals, Inc. and Schering Berlin Venture Corporation. Filed as Exhibit 10.4 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated June 29, 2000 (File No. 000-21863) and incorporated herein by reference.

Number		Description

10	.14@++	Reacquisition Agreement dated December 22, 2000 between EPIX Pharmaceuticals, Inc. and Daiichi Radioisotope Laboratories, Ltd. Filed as Exhibit 10.32 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the period ended December 31, 2000 (File No. 000-21863) and incorporated herein by reference.
10	.15@	Amendment No. 1 dated as of December 22, 2000 to the Strategic Collaboration Agreement, dated as of June 9, 2000, between EPIX Pharmaceuticals, Inc. and Schering Aktiengesellschaft. Filed as Exhibit 10.33 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the period ended December 31, 2000 (File No. 000-21863) and incorporated herein by reference.
10	.16@++	Worldwide License Agreement, dated as of September 25, 2001, by and between EPIX Pharmaceuticals, Inc. and Bracco Imaging S.p.A. filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated September 25, 2001 (File No. 000-21863) and incorporated herein by reference.
10	.17@	Settlement and Release Agreement dated as of September 25, 2001, by and between EPIX Pharmaceuticals, Inc. and Bracco Imaging S.p.A. filed as Exhibit 10.2 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated September 25, 2001 (File No. 000-21863) and incorporated herein by reference.
10	.18@	Third Amendment, dated May 21, 2002, to the Short Form Lease dated as July 7, 1998 with a commencement date as of January 1, 1998 between EPIX Pharmaceuticals, Inc. and the Trustees of the Cambridge East Trust. Filed as an Exhibit 10.31 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 (File No. 000-21863) and incorporated herein by reference.
10	.19@++	Thrombus Development Agreement between EPIX Pharmaceuticals, Inc. and Schering AG, dated as of May 26, 2003. Filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 000-21863) and incorporated herein by reference.
10	.20@++	Collaborative Research Agreement between EPIX Pharmaceuticals, Inc. and Schering AG, dated as of May 26, 2003. Filed as Exhibit 10.2 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 000-21863) and incorporated herein by reference.
10	.21@++	Lease of premises at 161 First Street, Cambridge, Massachusetts from BHX, LLC, as Trustee of First Binney Realty Trust to EPIX Pharmaceuticals, Inc., dated as of September 30, 2003 and executed on October 10, 2003. Filed as Exhibit 10.22 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 000-21863) and incorporated herein by reference.
10	.22@	Intellectual Property Agreement by and between EPIX Pharmaceuticals, Inc. and Dr. Martin R. Prince, dated November 17, 2003. Filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated November 18, 2003 (File No. 000-21863) and incorporated herein by reference.
10	.23@++	Stock Purchase Agreement by and between EPIX Pharmaceuticals, Inc. and Dr. Martin R. Prince, dated as of November 17, 2003. Filed as Exhibit 10.2 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated November 18, 2003 (File No. 000-21863) and incorporated herein by reference.
10	.24@++	First Amendment dated October 8, 2004 to the Short Form Lease dated as of September 30, 2003 with a commencement date as of November 1, 2003 between EPIX Pharmaceuticals, Inc. and the BHX, LLC, as Trustees of First Binney Realty Trust. Filed as Exhibit 10.22 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 000-21863) and incorporated by reference.
10	.25@#	Director Compensation Arrangements. Filed as Exhibit 10.27 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-21863) and incorporated herein by reference.

Number		Description

10	.26@#	Named Executive Officer Compensation Arrangements. Filed with EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated February 16, 2006 (File No. 000-21863) and incorporated herein by reference.
10	.27@#	Form of Indemnification Agreement. Filed as Exhibit 10.27 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-21863) and incorporated herein by reference.
10	.28@#	Form of Amendment to Stock Option Agreement. Filed as Exhibit 10.30 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-21863) and incorporated herein by reference.
10	.29@#	Amendment to the Collaborative Research Agreement dated as of May 26, 2003, between EPIX Pharmaceuticals, Inc. and Schering Aktiengesellschaft, dated September 30, 2005. Filed as Exhibit 99.1 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated October 7, 2005 (File No. 000-21863) and incorporated herein by reference.
10	.30@#	Employment Agreement between EPIX Pharmaceuticals, Inc. and Michael J. Astrue, dated September 21, 2005. Filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 (File No. 000-21863) and incorporated herein by reference.
10	.31@#	Severance Agreement between EPIX Pharmaceuticals, Inc. and Andrew Uprichard, M.D., dated September 14, 2005. Filed as Exhibit 10.2 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 (File No. 000-21863) and incorporated herein by reference.
10	.32@#	Separation Agreement between EPIX Pharmaceuticals, Inc. and Michael D. Webb, dated September 14, 2005. Filed as Exhibit 10.4 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 (File No. 000-21863) and incorporated herein by reference.
10.33		Form of Voting Agreement between EPIX Pharmaceuticals, Inc. and certain stockholders of Predix Pharmaceuticals Holdings, Inc. (included as Annex B to the joint proxy statement/ prospectus).
10	.34@	Consulting Agreement by and between EPIX Pharmaceuticals, Inc. and Michael J. Astrue, dated May 5, 2006. Filed as Exhibit 99.2 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated May 8, 2006 (File No. 000-21863) and incorporated herein by reference.
10	.35@	Amendment to Severance and Incentive Agreement by and between EPIX Pharmaceuticals, Inc. and Andrew Uprichard, M.D., dated May 19, 2006. Filed as Exhibit 99.1 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K filed May 24, 2006 (File No. 000-21863) and incorporated herein by reference.
21	.1**	Subsidiaries of EPIX Pharmaceuticals, Inc.
23	.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm of EPIX Pharmaceuticals, Inc.
23	.2*	Consent of Ernst & Young LLP, Independent Auditors of Predix Pharmaceuticals Holdings, Inc.
23	.3*	Consents of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in the opinions filed as Exhibit 5.1 and Exhibit 8.1 to this Registration Statement).
23	.4*	Consent of Goodwin Procter LLP (included in the opinion filed as Exhibit 8.2 to this Registration Statement).
24	.1**	Power of Attorney.
99.1		Fairness Opinion of Needham & Company, LLC, dated March 30, 2006 (included as Annex C to the joint proxy statement/ prospectus).
99	.2**	Consent of Needham & Company, LLC.
99	.3**	Form of EPIX Pharmaceuticals, Inc. Proxy Card.
99	.4**	Form of Predix Pharmaceuticals Holdings, Inc. Proxy Card.
99	.5*	Consent of Patrick J. Fortune to serve as a director of EPIX Pharmaceuticals, Inc.

Number		Description

99	.6*	Consent of Frederick Frank to serve as a director of EPIX Pharmaceuticals, Inc.
99	.7*	Consent of Michael G. Kauffman to serve as a director of EPIX Pharmaceuticals, Inc.
99	.8*	Consent of Ian F. Smith to serve as a director of EPIX Pharmaceuticals, Inc.

@	Incorporated by reference as indicated.

*	Filed herewith.

**	Previously filed with the initial filing of this Registration Statement on Form S-4 on April 25, 2006.

#	Identifies a management contract or compensatory plan or agreement in which an executive officer or director of EPIX Pharmaceuticals, Inc. participates.

+	Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

++	Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Item 22.	Undertakings.
      (a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(7) To respond to requests for information that is incorporated by reference into the joint proxy statement/ prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

(8) To supply by means of a post-effective amendment all information concerning a transaction, and EPIX being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, EPIX Pharmaceuticals, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cambridge, Commonwealth of Massachusetts, on June 2, 2006.

EPIX PHARMACEUTICALS, INC.

By:	/s/ Andrew C.G. Uprichard, M.D.

Andrew C.G. Uprichard, M.D.
President and Chief Operating Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 2, 2006:

Signature	Title(s)

/s/ Andrew C.G. Uprichard, M.D. Andrew C.G. Uprichard, M.D.	President and Chief Operating Officer (Principal Executive Officer)

/s/ Robert Pelletier Robert Pelletier, CPA	Executive Director of Finance (Principal Accounting Officer)

* Christopher F.O. Gabrieli	Chairman of the Board of Directors

* Mark Leuchtenberger	Director

* Gregory D. Phelps	Director

* Peter Wirth, Esq.	Director

/s/ Michael Gilman, Ph.D. Michael Gilman, Ph.D.	Director

* /s/ Robert Pelletier Attorney-in-fact

EXHIBIT INDEX

Number		Description

2.1		Agreement and Plan of Merger, dated as of April 3, 2006, among EPIX Pharmaceuticals, Inc., EPIX Delaware, Inc. and Predix Pharmaceuticals Holdings, Inc. (included as Annex A to the joint proxy statement/ prospectus). Note: As permitted by Item 601(b)(2) of Regulation S-K, certain schedules to this agreement have not been filed herewith. EPIX Pharmaceuticals, Inc. will furnish supplementally a copy of any omitted schedule to the Commission upon request.
3	.1@	Restated Certificate of Incorporation of EPIX Pharmaceuticals, Inc. Filed as Exhibit 4.1 to EPIX Pharmaceuticals, Inc.’s Registration Statement on Form S-8 (File No. 333-30531) and incorporated herein by reference.
3	.2@	Certificate of Amendment of Restated Certificate of Incorporation of EPIX Pharmaceuticals, Inc. Filed as Exhibit 3.2 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-21863) and incorporated herein by reference.
3	.3@	Certificate of Amendment of Restated Certificate of Incorporation of EPIX Pharmaceuticals, Inc. Filed as Exhibit 3.2 to EPIX Pharmaceuticals, Inc.s Quarterly Report on Form 10-Q for the period ended September 30, 2004 (File No. 000-21863) and incorporated herein by reference.
3	.4@	Form of Amended and Restated By-Laws of EPIX Pharmaceuticals, Inc. Filed as Exhibit 4.2 to EPIX Pharmaceuticals, Inc’s. Registration Statement on Form S-8 (File No. 333-30531) and incorporated herein by reference.
4	.1@	Specimen certificate for shares of Common Stock of EPIX Pharmaceuticals, Inc. Filed as Exhibit 4.1 to EPIX Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (File No. 333-17581) and incorporated herein by reference.
4	.2@	Indenture, dated as of June 7, 2004, between EPIX Pharmaceuticals, Inc. and U.S. Bank National Association as Trustee, relating to 3% Convertible Senior Notes due June 15, 2024. Filed as Exhibit 4.1 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated June 7, 2004 (File No. 000-21863) and incorporated herein by reference.
5	.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding the legality of the securities.
8	.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding tax matters.
8	.2*	Opinion of Goodwin Procter LLP regarding tax matters.
10	.1@+	Amended and Restated License Agreement between EPIX Pharmaceuticals, Inc. and The General Hospital Corporation dated July 10, 1995. Filed as Exhibit 10.14 to EPIX Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (File No. 333-17581) and incorporated herein by reference.
10	.2@#	Amended and Restated 1992 Equity Incentive Plan. Filed as Appendix A to EPIX Pharmaceuticals, Inc.’s 2003 Definitive Proxy Statement on Schedule 14A (File No. 000-21863) and incorporated herein by reference.
10	.3@#	Form of Incentive Stock Option Certificate. Filed as Exhibit 10.29 to EPIX Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (File No. 333-17581) and incorporated herein by reference.
10	.4@#	Form of Nonstatutory Stock Option Certificate. Filed as Exhibit 10.30 to EPIX Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (File No. 333-17581) and incorporated herein by reference.
10	.5@#	Amended and Restated 1996 Director Stock Option Plan. Filed as Appendix B to EPIX Pharmaceuticals, Inc.’s 2003 Definitive Proxy Statement on Schedule 14A (File No. 000-21863) and incorporated herein by reference.
10	.6@#	Amended and Restated 1996 Employee Stock Purchase Plan. Filed as Appendix C to EPIX Pharmaceuticals, Inc.’s 2003 Definitive Proxy Statement on Schedule 14A (File No. 000-21863) and incorporated herein by reference.

Number		Description

10	.7@	Short Form Lease from Trustees of the Cambridge Trust to EPIX Pharmaceuticals, Inc. with a commencement date of January 1, 1998. Filed as Exhibit 10.39 to EPIX Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (File No. 333-38399) and incorporated herein by reference.
10	.8@	First Amendment dated February 8, 1999 to the Short Form Lease dated as of July 7, 1998 with a commencement date as of January 1, 1998 between EPIX Pharmaceuticals, Inc. and the Trustees of The Cambridge East Trust. Filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 1999 (File No. 000-21863) and incorporated herein by reference.
10	.9@	Second Amendment dated June 30, 2000 to the Short Form Lease dated as of July 7, 1998 with a commencement date as of January 1, 1998 between EPIX Pharmaceuticals, Inc. and the Trustees of The Cambridge East Trust. Filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2000 and incorporated herein by reference.
10	.10@++	Amended and Restated Strategic Collaboration Agreement dated June 9, 2000, among EPIX Pharmaceuticals, Inc., Tyco/ Mallinckrodt Inc. (a Delaware corporation) and Tyco/ Mallinckrodt Inc. (a New York corporation). Filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated June 29, 2000 (File No. 000-21863) and incorporated herein by reference.
10	.11@++	Strategic Collaboration Agreement dated as of June 9, 2000, between EPIX Pharmaceuticals, Inc. and Schering Aktiengesellschaft. Filed as Exhibit 10.2 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated June 29, 2000 (File No. 000-21863) and incorporated herein by reference.
10	.12@	Stock Purchase Agreement, dated as of June 9, 2000, between EPIX Pharmaceuticals, Inc. and Schering Berlin Venture Corporation. Filed as Exhibit 10.3 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated June 29, 2000 (File No. 000-21863) and incorporated herein by reference.
10	.13@	Standstill Agreement, dated as of June 9, 2000, between EPIX Pharmaceuticals, Inc. and Schering Berlin Venture Corporation. Filed as Exhibit 10.4 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated June 29, 2000 (File No. 000-21863) and incorporated herein by reference.
10	.14@++	Reacquisition Agreement dated December 22, 2000 between EPIX Pharmaceuticals, Inc. and Daiichi Radioisotope Laboratories, Ltd. Filed as Exhibit 10.32 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the period ended December 31, 2000 (File No. 000-21863) and incorporated herein by reference.
10	.15@	Amendment No. 1 dated as of December 22, 2000 to the Strategic Collaboration Agreement, dated as of June 9, 2000, between EPIX Pharmaceuticals, Inc. and Schering Aktiengesellschaft. Filed as Exhibit 10.33 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the period ended December 31, 2000 (File No. 000-21863) and incorporated herein by reference.
10	.16@++	Worldwide License Agreement, dated as of September 25, 2001, by and between EPIX Pharmaceuticals, Inc. and Bracco Imaging S.p.A. filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated September 25, 2001 (File No. 000-21863) and incorporated herein by reference.
10	.17@	Settlement and Release Agreement dated as of September 25, 2001, by and between EPIX Pharmaceuticals, Inc. and Bracco Imaging S.p.A. filed as Exhibit 10.2 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated September 25, 2001 (File No. 000-21863) and incorporated herein by reference.
10	.18@	Third Amendment, dated May 21, 2002, to the Short Form Lease dated as July 7, 1998 with a commencement date as of January 1, 1998 between EPIX Pharmaceuticals, Inc. and the Trustees of the Cambridge East Trust. Filed as an Exhibit 10.31 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 (File No. 000-21863) and incorporated herein by reference.

Number		Description

10	.19@++	Thrombus Development Agreement between EPIX Pharmaceuticals, Inc. and Schering AG, dated as of May 26, 2003. Filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 000-21863) and incorporated herein by reference.
10	.20@++	Collaborative Research Agreement between EPIX Pharmaceuticals, Inc. and Schering AG, dated as of May 26, 2003. Filed as Exhibit 10.2 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 000-21863) and incorporated herein by reference.
10	.21@++	Lease of premises at 161 First Street, Cambridge, Massachusetts from BHX, LLC, as Trustee of First Binney Realty Trust to EPIX Pharmaceuticals, Inc., dated as of September 30, 2003 and executed on October 10, 2003. Filed as Exhibit 10.22 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 000-21863) and incorporated herein by reference.
10	.22@	Intellectual Property Agreement by and between EPIX Pharmaceuticals, Inc. and Dr. Martin R. Prince, dated November 17, 2003. Filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated November 18, 2003 (File No. 000-21863) and incorporated herein by reference.
10	.23@++	Stock Purchase Agreement by and between EPIX Pharmaceuticals, Inc. and Dr. Martin R. Prince, dated as of November 17, 2003. Filed as Exhibit 10.2 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated November 18, 2003 (File No. 000-21863) and incorporated herein by reference.
10	.24@++	First Amendment dated October 8, 2004 to the Short Form Lease dated as of September 30, 2003 with a commencement date as of November 1, 2003 between EPIX Pharmaceuticals, Inc. and the BHX, LLC, as Trustees of First Binney Realty Trust. Filed as Exhibit 10.22 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 000-21863) and incorporated by reference.
10	.25@#	Director Compensation Arrangements. Filed as Exhibit 10.27 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-21863) and incorporated herein by reference.
10	.26@#	Named Executive Officer Compensation Arrangements. Filed with EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated February 16, 2006 (File No. 000-21863) and incorporated herein by reference.
10	.27@#	Form of Indemnification Agreement. Filed as Exhibit 10.27 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-21863) and incorporated herein by reference.
10	.28@#	Form of Amendment to Stock Option Agreement. Filed as Exhibit 10.30 to EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-21863) and incorporated herein by reference.
10	.29@#	Amendment to the Collaborative Research Agreement dated as of May 26, 2003, between EPIX Pharmaceuticals, Inc. and Schering Aktiengesellschaft, dated September 30, 2005. Filed as Exhibit 99.1 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated October 7, 2005 (File No. 000-21863) and incorporated herein by reference.
10	.30@#	Employment Agreement between EPIX Pharmaceuticals, Inc. and Michael J. Astrue, dated September 21, 2005. Filed as Exhibit 10.1 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 (File No. 000-21863) and incorporated herein by reference.
10	.31@#	Severance Agreement between EPIX Pharmaceuticals, Inc. and Andrew Uprichard, M.D., dated September 14, 2005. Filed as Exhibit 10.2 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 (File No. 000-21863) and incorporated herein by reference.
10	.32@#	Separation Agreement between EPIX Pharmaceuticals, Inc. and Michael D. Webb, dated September 14, 2005. Filed as Exhibit 10.4 to EPIX Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 (File No. 000-21863) and incorporated herein by reference.

Number		Description

10.33		Form of Voting Agreement between EPIX Pharmaceuticals, Inc. and certain stockholders of Predix Pharmaceuticals Holdings, Inc. (included as Annex B to the joint proxy statement/ prospectus).
10	.34@	Consulting Agreement by and between EPIX Pharmaceuticals, Inc. and Michael J. Astrue, dated May 5, 2006. Filed as Exhibit 99.2 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K dated May 8, 2006 (File No. 000-21863) and incorporated herein by reference.
10	.35@	Amendment to Severance and Incentive Agreement by and between EPIX Pharmaceuticals, Inc. and Andrew Uprichard, M.D., dated May 19, 2006. Filed as Exhibit 99.1 to EPIX Pharmaceuticals, Inc.’s Current Report on Form 8-K filed May 24, 2006 (File No. 000-21863) and incorporated herein by reference.
21	.1**	Subsidiaries of EPIX Pharmaceuticals, Inc.
23	.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm of EPIX Pharmaceuticals, Inc.
23	.2*	Consent of Ernst & Young LLP, Independent Auditors of Predix Pharmaceuticals Holdings, Inc.
23	.3*	Consents of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in the opinions filed as Exhibit 5.1 and Exhibit 8.1 to this Registration Statement).
23	.4*	Consent of Goodwin Procter LLP (included in the opinion filed as Exhibit 8.2 to this Registration Statement).
24	.1**	Power of Attorney.
99.1		Fairness Opinion of Needham & Company, LLC, dated March 30, 2006 (included as Annex C to the joint proxy statement/ prospectus).
99	.2**	Consent of Needham & Company, LLC.
99	.3**	Form of EPIX Pharmaceuticals, Inc. Proxy Card.
99	.4**	Form of Predix Pharmaceuticals Holdings, Inc. Proxy Card.
99	.5*	Consent of Patrick J. Fortune to serve as a director of EPIX Pharmaceuticals, Inc.
99	.6*	Consent of Frederick Frank to serve as a director of EPIX Pharmaceuticals, Inc.
99	.7*	Consent of Michael G. Kauffman to serve as a director of EPIX Pharmaceuticals, Inc.
99	.8*	Consent of Ian F. Smith to serve as a director of EPIX Pharmaceuticals, Inc.

@	Incorporated by reference as indicated.

*	Filed herewith.

**	Previously filed with the initial filing of this Registration Statement on Form S-4 on April 25, 2006.

#	Identifies a management contract or compensatory plan or agreement in which an executive officer or director of EPIX Pharmaceuticals, Inc. participates.

+	Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

++	Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.